Form 20-F
period 2020-12-31
CRH PUBLIC LTD CO
filed 2021-03-12
CIK 849395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

(Mark One)	WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended: December 31, 2020

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

Ordinary Shares/Income Shares of €0.34 each **	795,140,338
5% Cumulative Preference Shares of €1.27 each	50,000
7% ‘A’ Cumulative Preference Shares of €1.27 each	872,000

–

**	Each Income Share is tied to an Ordinary Share and may only be transferred or otherwise dealt with in conjunction with such Ordinary Share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the	Other ☐
International Accounting Standards Board X

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No X

[THIS PAGE INTENTIONALLY LEFT BLANK]

2020 Annual Report

and Form 20-F

50 years of performance and growth

View the Report on our website: www.crh.com/investors/annual-reports/

This document constitutes the Annual Report and Financial Statements in accordance with Irish and UK requirements and the Annual Report on Form 20-F in accordance with the US Securities Exchange Act of 1934, for CRH plc for the year ended 31 December 2020. A cross reference to Form 20-F requirements is included on page 257.

The Directors’ Statements (comprising the Statement of Directors’ Responsibilities, the Viability Statement and the Directors’ Compliance Statement on pages 102 to 104), the Principal Risks and Uncertainties (on pages 106 to 111), the Independent Auditors’ Reports (on pages 114 to 125) and the Parent Company financial statements of CRH plc (on pages 205 to 209) do not form part of CRH’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC).

Forward-Looking Statements

This document contains forward-looking statements, which by their nature involve risk and uncertainty. Please see Disclaimer/Forward-Looking Statements on page 101 for more information about these statements and certain factors that may cause them to prove inaccurate.

A production team member at Oldcastle Infrastructure, Cape Coral, Florida which is part of CRH’s Building Products Division. Oldcastle Infrastructure is one of North America’s largest manufacturers of utility products and construction accessories for the telecommunications, energy, transportation, building structures and water markets. The Cape Coral plant produces box culverts, utility box vaults, wall boxes and panels, drainage systems and catch basins.

CRH is the leading building materials business in the world Our products can be found throughout the built environment in a wide range of construction projects from major public infrastructure to commercial buildings and residential structures. 2020 Performance Highlights SALES $27.6 billion -2% $28.1bn 2019 $27.6bn 2020 PROFIT AFTER TAX $1.2 billion -29% $1.6bn 2019 $1.2bn 2020 EBITDA (as defined)* $4.6 billion +3% $4.5bn 2019 $4.6bn 2020 EARNINGS PER SHARE 142.9 cent -30% 203.0c 2019 142.9c 2020 OPERATING PROFIT $2.3 billion -19% $2.8bn 2019 $2.3bn 2020 DIVIDEND PER SHARE 115.0 cent +25% 92.0c 2019 115.0c 2020 PRE-IMPAIRMENT1 PROFIT AFTER TAX $2.0 billion +18% $1.7bn 2019 $2.0bn 2020 EARNINGS PER SHARE 243.3 cent +19% 203.8c 2019 243.3c 2020 All references to income statement data are on a continuing basis throughout the Overview, Strategy Review and Business Performance sections (pages 2 to 51). * EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax. 1. Details of how non-GAAP measures are calculated are set out on pages 213 to 217.

CRH at a glance CRH operates across three integrated platforms of scale comprising Americas Materials, Europe Materials and Building Products. A Global Leader 30 Countries 3,110 Locations 77,100 People A Sustainable Business 46% Revenue from Sustainable Products (Products with enhanced sustainability attributes) 42% Female Directors on CRH Board 1 million Tonnes CO2 emissions prevented in 2020 Readymixed Infrastructural Products & Services Index Aggregates Cement Lime Asphalt Concrete Concrete

Three Divisions

Americas Materials

SALES

$11.3 billion

41%
Global Sales

▼ -3% 2019: $11.6 billion

c. 27,400 employees

c. 1,475 operating locations

46 US states, six Canadian Provinces and Southeast Brazil

Products & Services

Europe Materials

SALES

$9.1 billion

33%
Global Sales

▼ -4% 2019: $9.5 billion

c. 26,800 employees

c. 1,155 operating locations

21 Countries

Products & Services

Building Products

SALES

$7.2 billion

26%
Global Sales

▲ +3% 2019: $7.0 billion

c. 22,900 employees

c. 480 operating locations

19 Countries

Products & Services

Paving & Construction Services | Infrastructure Products | Architectural Products | Building Envelope | Construction Accessories

3

Three Divisions Americas Materials SALES $11.3 billion -3% 2019: $11.6 billion c. 27,400 employees c. 1,475 operating locations 46 US states, six Canadian Provinces and Southeast Brazil Products & Services Europe Materials SALES $9.1 billion -4% 2019: $9.5 billion c. 26,800 employees c. 1,155 operating locations 21 Countries Products & Services Building Products SALES $7.2 billion +3% 2019: $7.0 billion c. 22,900 employees c. 480 operating locations 19 Countries Products & Services Paving & Construction Infrastructure Architectural Construction Building Envelope Services Products Products Accessories

4

Chairman’s Introduction[1]
Underpinned by CRH’s clear, focused strategy, its robust business model and the calibre of its people, CRH’s business performance proved to be extremely resilient in 2020.” Richie Boucher Chairman

As was the case for people and businesses throughout the world, 2020 for CRH was overshadowed by the COVID-19 pandemic. Working with management, your Board’s overarching priority was and is the health and safety of our employees, whilst protecting the business and successfully steering CRH through, and emerging strongly from, this global crisis.

Health & Safety an Overarching Priority During 2020

CRH operates in accordance with the pandemic management policies of national and local governments where our businesses are based. In doing so, we leverage CRH’s safety culture, robust policies and “Safety First“ practices, to ensure that employees and contractors who work in our plants, sites or offices can do so in a safe environment. Your Board has oversight of company-wide and business unit-level initiatives and communication programmes to support the physical and mental health of employees, which are informed by the close monitoring of COVID-19 related metrics and comparing CRH’s experiences and actions against those of the wider population and best practice.

Regrettably CRH employees and their families are being impacted by COVID-19, with a number suffering adverse health outcomes including, tragically, bereavement. The Board offers its deepest sympathy to employees and the families of CRH employees who have lost loved ones.

Other aspects of the physical safety of our employees, contractors and third parties working in and from CRH‘s many businesses, continues to receive the Board’s ongoing input and attention. This includes close scrutiny, through the Board’s Safety, Environment and Social Responsibility (SESR) Committee, of accidents and “near misses“. Very sadly there were three workplace related fatalities during 2020 involving one employee and two contractors. The Board offers its sympathy to the families of the deceased. The background to each accident was carefully examined by the Committee, with its findings being reported to the Board. Any applicable lessons from accidents and “near misses” are appropriately shared across the organisation.

Further detail on CRH’s response to the health issues associated with the COVID-19 pandemic and on the management and oversight of safety throughout CRH are set out on pages 70 to 73.

CRH’s Business Model and Business Performance

Underpinned by CRH’s clear, focused strategy, strong business model and the calibre of its people, CRH’s business performance proved to be extremely resilient in 2020, notwithstanding the unprecedented challenges of the COVID-19 pandemic.

The key components of the Group’s robust operational and business performance are set out on pages 10 and 11 in the Chief Executive’s Review and on pages 32 to 34 of the Business Performance section. This performance follows the implementation over many years of strategic decisions to simplify and re-focus the Group on developed markets with attractive fundamentals and sustainable growth prospects. It also reflects

1.	See cautionary statement regarding forward-looking statements on page 101.

2020 Annual Report and Form 20-F

initiatives to increase cost flexibility within the business model, combined with decisive actions taken during 2020 by CRH’s highly experienced, committed management team under the oversight of the Board. CRH’s strategy and business model are described in detail on pages 14 to 17.

During 2020, there was also further progress on business improvement initiatives, combined with ongoing active portfolio management including the announced agreement to divest our business in Brazil. While acquisition activity was muted, there is a strong pipeline of development opportunities within the Group’s strategic footprint. In the process of portfolio assessment and portfolio management the Board has reflected the longer-term changing business landscape with a non-cash impairment charge of $0.8 billion (2019: $8 million), which pre-dominantly relates to our assets in the United Kingdom (UK) and our associate investment in China.

Amongst the core elements of CRH’s strategy are financial discipline and the sustainable generation of cash from our activities. A particular feature of the business performance during a challenging 2020 was the quality and quantum of cash generation, supporting investment in the business, a further strengthening of the balance sheet and continued significant distributions to CRH’s shareholders.

A Continued Focus on

Returns for Shareholders

Since 1970, compound annual Total Shareholder Return (TSR)1 has been 15.1% (2019: 15.6%). CRH’s long-standing record of increased or maintaining dividends continued in 2020 with dividends paid to shareholders in respect of the 2019 financial year of 92.0c per share, representing an increase of 12% from 2018 (2018: 82.0c).

The COVID-19 pandemic has not yet abated, and the pace and nature of economic recovery is uncertain, making it difficult at this stage to provide forward-looking guidance on CRH’s financial performance over the short term. Nonetheless, reflecting your Board’s confidence in CRH’s strategy, business model, financial strength and cash generation capacity, along with its resilience and ability to sustainably grow over the medium term, the Board is recommending a final dividend of 93.0c per share, resulting in a total of dividend of 115.0c per share for 2020 (2019: 92.0c) which represents an increase of 25% on 2019. The Board also intends to recommence the Group’s share buyback programme following a pause in response to high levels of market volatility in 2020, with a further tranche of $0.3 billion to be completed by the end of June 2021.

Challenging Targets for

Safety, the Environment

and Inclusion & Diversity

As outlined in CRH’s 2020 Sustainability Report, the Board has approved challenging targets in the areas of safety, the environment, our people and products for our customers. The attainment of these objectives, which include a focus on zero fatalities, carbon reduction, sustainable products and on Inclusion and Diversity (I&D) as set out in further detail on page 70 to 73, are underpinned by a comprehensive range of plans and initiatives. Supported by the SESR Committee, the Board actively inputs into the development of these plans and initiatives and carefully monitors their progress.

Continued Planned

Board Renewal

In last year’s report, I set out my priorities in relation to the ongoing Board renewal process. These were informed by valuable feedback from shareholders. In line with these priorities, we are very pleased that Mr. Rick Fearon and Mr. Lamar McKay have joined your Board. Their backgrounds, experiences and capabilities are set out in the Governance section on pages 54 to 57. They will retire at the 2021 Annual General Meeting (AGM) and, along with all eligible Directors, are seeking to be re-elected by shareholders.

Further information on CRH’s approach to Board renewal, including with respect to diversity, is set out in the Nomination & Corporate Governance Committee Report to shareholders on page 64.

Ms. Heather Ann McSharry and Ms. Lucinda Riches, who joined the Board in 2012 and 2015 respectively, are not seeking re-election at the AGM. Heather Ann and Lucinda have shown exceptional commitment and have made very positive contributions to the Board and CRH. We are grateful to each of them for their tremendous service and stewardship throughout their tenure.

CRH’s Finance Director, Senan Murphy, advised the Board in September 2020 that he would retire from the Board during 2021. Consequently, he is not seeking re-election to the Board at the AGM. He will remain as full time Finance Director pending the appointment and transition to the role of his successor, the process for which is well advanced. Senan has been CRH’s Finance Director since 2016 and has played a pivotal role in the evolution of CRH in that time. He has been an exemplary colleague and we wish him well for his future.

Shareholder Engagement

and Priorities for 2021

I have had the benefit of significant engagement with shareholders since the announcement of my appointment as Chairman, which has been invaluable to me in understanding shareholders’ views and discussing progress against the priorities for 2020 which I set out in the 2019 Annual Report. Amongst the priorities for 2021 will be:

●	a continuing focus on safety, I&D, succession planning for the Board and the senior management team
●	continuing to assess our strategy, business model and ongoing business performance to make sure that they are driving sustainable growth and value creation
●	monitoring the progress of our environmental initiatives
●	ensuring that shareholders’ capital and the cash that CRH generates from its activities is appropriately allocated to maximise long-term sustainable value for our stakeholders, thereby providing good capital growth and cash returns for our shareholders.

As your Chairman I will continue this proactive engagement, so as to ensure that the Board understands shareholders’ views on CRH’s strategy and strategy implementation. In addition, the Board’s SESR Committee, which I chair, will also continue to actively work to understand the views of other stakeholders, including CRH’s employees, in order that the Board can take them into account in its decision making.

Conclusion

This has been and remains a challenging period for CRH. However, under the dedicated, determined, highly professional and supportive leadership of CRH’s Chief Executive, Albert Manifold, his colleagues throughout CRH have ably risen to this challenge and are successfully navigating through it. Your Board and I very much appreciate the effort and achievements in 2020 of our people throughout CRH and are very encouraged for the future by this emphatic demonstration of their qualities and character.

Richie Boucher

Chairman

3 March 2021

1.

TSR represents the total accumulated value delivered to shareholders (via gross dividends reinvested and share appreciation). Details of how non-GAAP measures are calculated are set out on pages 213 to 217.

5

Our ambition to play a leadership role in

our industry’s transition to carbon neutrality

is underpinned by a strategy to grow and

improve our business in a sustainable and

responsible way.

2020 Annual Report and Form 20-F

Strategy Review

Watershed, a seven storey, 72,000 square foot commercial office building in Seattle, Washington uses 25% less energy than a code-compliant building. Self-tinting electrochromic glass reduces solar heat gain and glare while maximizing thermal comfort and maintaining views and daylighting. Oldcastle BuildingEnvelope® (OBE), part of CRH’s Building Products Division, worked in close collaboration with the design and install teams in Weber Thompson Architects and Mission Glass Glazier on the building envelope which features OBE architectural curtain wall.

7

Why Invest in CRH * EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax. 1. Operating cash flow refers to net cash inflows from operating activities as reported in the Consolidated Statement of Cash Flows on page 136. CRH is the largest building materials business in North America and Europe. 30Countries Globally Scale in attractive markets CRH builds and grows successful businesses by regularly acquiring small to midsized companies that complement our portfolio and adding larger strategic deals to create further platforms for growth. Unique acquisition model $7.8 bn Development Spend since 2016 CRH’s world class leadership team has a proven track record of performance delivery, underpinned by ongoing talent development and succession planning. 33%2030 Target For Females in Senior Leadership Experienced leadership & strong talent pipeline Strong financial discipline is a hallmark of CRH. We have a proven, robust track record in cash generation and returns. +52%Operating Cash Flow1 growth since 2016 Proven trackrecord in cash generation & returns There is a natural demand for CRH products driven by population and economic growth and the need to continually build and maintain the built environment. +17% Long term growth opportunity Revenue Growth since 2016 To create longterm value, we embed sustainability principles in all areas of our strategy and business model. 2020 Revenue from Products with Enhanced Sustainability Attributes $9.8 bn Sustainable business model CRH has an extensive network of quarry locations in attractive local markets in North America and Europe which is difficult for others to replicate. 22.3billion tonnes - Proven and Probable Reserves 2020 Our reserves EBITDA (as defined)* Margin Improvement 2016 to 2020 CRH is relentlessly focused on building better businesses through operational and commercial excellence, coordinated and driven from the centre and delivered locally by our businesses around the world. 350 bps Continuous improvement CRH’s product range enables us to service infrastructure, residential and nonresidential demand for repair, maintenance and new build construction projects. Balanced portfolio 36% Infrastructure 32% Residential 32% NonResidential Since formation in 1970 CRH has delivered an industryleading compound annual Total Shareholder Return (TSR) of 15.1% (2019: 15.6%). 100 invested in CRH shares in 1970, with dividends reinvested, would now be worth 118,000. Industry Leading Value & Returns +15.1% Total Shareholder Return 8

2020 Annual Report and Form 20-F

Our Executive Leadership

Albert Manifold
Group Chief Executive

Senan Murphy
Group Finance Director

Gina Jardine
Chief Human Resources Officer

Randy Lake
Group Executive,
Strategic Operations

Keith Haas
Group Executive,
Commercial

David Dillon
President,
Global Strategy & Business Development

Dan Stover
President,
Americas Materials

Nathan Creech
President,
Building Products

Onne van der Weijde
President,
Europe Materials

Isabel Foley
Group General Counsel

Juan Pablo San Agustin
Chief Innovation &
Sustainability Officer

Jim Mintern
Executive-Vice President,
Chief of Staff to the Chief Executive

Executive Biographies are included on page 255.

9

Chief Executive’s Review[1]

The unprecedented, challenging backdrop of 2020 brought out the best in CRH, as we worked together to keep our people safe, deliver for our customers, create value and maintain performance excellence.”

Albert Manifold

Chief Executive

For 50 years CRH has gone from strength to strength to become the global leader it is today. We have consistently grown and improved our business, maintained our focus on value creation, and endured through challenge and change whenever we faced it.

The unprecedented, challenging backdrop of 2020 brought out the best in CRH as we worked together to keep our people safe, deliver for our customers, create value and maintain performance excellence.

COVID-19

As Chief Executive I am grateful for and proud of the extraordinary dedication and resilience of our employees who worked diligently throughout the pandemic to observe public health protocols and keep each other safe while going about their work. Where permitted to do so we were able to keep our operations open and maintain essential supply needed to keep important parts of society functioning.

We also played our part in the communities in which we operate by donating much needed personal protective equipment (PPE) and other essential supplies to local hospitals and health services.

Evolving our Business

CRH has been significantly re-shaped and repositioned in recent years. We have become a narrower, deeper and more integrated business, leveraging our scale in the attractive and growing markets of Europe and North America.

We have continued to evolve, adapting our business model to address the changing needs of our customers and the growing demand for integrated building solutions to reduce the impact of construction on our world.

We have also structurally improved our business; through our relentless focus on continuous business improvement, we have delivered significantly higher levels of profitability, cash generation and returns.

Performance Highlights

We acted swiftly in response to the COVID-19 crisis, taking decisive action to control costs, improve operational efficiencies and conserve cash amid lower activity levels.

In doing so we maintained our strategic focus on improving performance, growing our business and creating value. This has enabled CRH to emerge from the crisis stronger and more resilient than ever before.

Against this backdrop we saw sales decrease by 2% to $27.6 billion (2019: $28.1 billion) reflecting lower volumes in our materials businesses in certain European and North American markets as public health restrictions resulted in reduced construction activity. This was partially offset by increased sales in our Building Products Division driven by a strong residential sector in the United States (US), particularly in Repair, Maintenance and Improvement (RMI) activity.

Our ability to flex our cost base and deliver improved organic[2] profitability, EBITDA (as defined)* margins and cash generation in a rapidly evolving environment demonstrates the strength and resilience of our business. With a strong focus on cost rationalisation to mitigate the financial impacts of the pandemic, EBITDA (as defined)* of $4.6 billion (2019: $4.5 billion) was ahead despite $122 million of one-off costs primarily due to COVID-19 related restructuring items.

On a like-for-like[2] basis Group EBITDA (as defined)* was 5% ahead of 2019, while EBITDA (as defined)* margin of 16.8% (2019: 15.9%) increased by 90 basis points.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.
1.	See cautionary statement regarding forward-looking statements on page 101.
2.	Details of how non-GAAP measures are calculated are set out on pages 213 to 217.

2020 Annual Report and Form 20-F

Net debt1 of $5.9 billion at year end was $1.6 billion lower than the prior year (2019: $7.5 billion) reflecting strong operating cashflow and robust financial discipline. The Group’s Net Debt/EBITDA (as defined)*1 was 1.3x (2019: 1.7x) at year end. In light of the uncertainty regarding the severity and duration of the pandemic, the Group took the prudent and precautionary decision to draw down its €3.5 billion revolving credit facility in April 2020 to further strengthen its liquidity position. The drawdowns were fully repaid in the second half of the year and the revolving credit facility remains available for re-use.

Profit after tax was $1.2 billion (2019: $1.6 billion) primarily reflecting the impact of non-cash impairment charges of $0.8 billion (2019: $8 million) and the related tax impact. Excluding these charges profit after tax of $2.0 billion was 18% ahead of 2019 (2019: $1.7 billion).

Our ongoing focus on continuous business improvement resulted in a further increase in returns. Return on Net Assets (RONA)2 for the year was 10.1% (2019: 10.0%).

Earnings per share (EPS) for the year was 142.9c (2019: 203.0c). Excluding the non-cash impairment charges and the related tax impact, EPS was 243.3c, 19% higher than prior year (2019: 203.8c).

Operational Highlights

In Americas Materials solid price progression, good cost control and lower energy costs resulted in EBITDA (as defined)* of $2.4 billion (2019: $2.2 billion) up 10% on a like-for-like basis, despite lower sales of $11.3 billion (2019: $11.6 billion).

In Europe Materials, EBITDA (as defined)* of $1.1 billion (2019: $1.2 billion) on sales of $9.1 billion (2019: $9.5 billion) was 7% behind on a like-for-like basis primarily reflecting the significant impact of COVID-19 restrictions across our Western European markets.

Strong operating leverage on increased sales in Building Products, reflected good commercial discipline, cost rationalisation and ongoing profit improvement initiatives. The Division reported sales of $7.2 billion (2019: $7.0 billion) with EBITDA (as defined)* of $1.2 billion (2019: $1.1 billion) 8% ahead of 2019 on a like-for-like basis.

Portfolio Management and

Capital Allocation

Despite the disruption of the COVID-19 pandemic the Group invested $0.4 billion (2019: $0.7 billion) on 17 bolt-on acquisitions in 2020. These businesses will be integrated with existing operations to further expand our ability to deliver for customers in key construction markets.

Total proceeds from business divestments and asset disposals was $0.3 billion (2019: $2.3 billion). In October CRH reached an agreement to divest its cement business in Brazil for a total consideration of $0.2 billion.

Sustainability

Sustainability is a strategic imperative for our business. As global efforts to address the challenge of climate change increase, we are evolving our business to take advantage of the many opportunities presented by a rise in demand for more sustainable forms of construction. CRH is already a global leader in sustainable building materials and a significant contributor to the circular economy. We have set ambitious targets for the Group to 2030 (see page 21) as we aim to ensure a long-term sustainable future for our business and a positive impact on the world around us. We are also leading our industry’s response to the challenge of climate change through the Global Cement and Concrete Association’s (GCCA) ‘2050 Climate Ambition’ which aspires to deliver society with carbon neutral concrete by 2050.

In 2020, CRH became a supporter of the Financial Stability Board’s ‘Task Force on Climate-Related Financial Disclosures’ (TCFD), underlining our commitment to transparency on the financial aspects of climate change risks and opportunities. I am also particularly pleased with the appointment of our first Chief Innovation and Sustainability Officer, an executive leadership role that will help CRH to drive value creation through the development of sustainable products, processes and building solutions.

Safety Focus

Throughout 2020 we continued our relentless focus on safety and ensuring that despite the pandemic, where safe and lawful to do so, our employees could continue to come to work, perform their duties in a safe environment and return home safely to their families each day.

The new reality of COVID-19 presented significant additional challenges for our health and safety teams, requiring additional procedures, protocols and training to be put in place to help keep our employees, contractors and customers safe.

While doing so we continued our focus on ensuring our sites remained free from accidents and I am pleased to report that in 2020, 94% of our locations were accident-free. Regrettably and despite our best efforts there were three fatalities on our sites during the year. We will continue our determined approach to ensuring we achieve our target of zero harm at all of our operations.

Inclusion & Diversity

As Chief Executive of a global business with operations in 30 countries around the world it is important for me that our businesses reflect and represent the communities we operate in. Companies which embrace diversity as a positive force in their business do better. They are more creative, innovative and attract more top talent. I want to ensure that CRH is doing everything it can to become a truly inclusive and diverse place to work and for that reason in 2020 I took on the role of Chair of our Inclusion & Diversity (I&D) Council, setting our strategic approach and overseeing our work programme in the areas of communication, education, people practices, data and measures. CRH has a strong track record in meeting ambitious targets. We have already improved gender diversity at Board level in recent years and I am confident that we will make significant progress in both Inclusion and Diversity over the coming decade to 2030.

Outlook

Although the near-term outlook for economic and construction activity across our markets remains uncertain, market recovery is expected to continue across North America and Europe as the health situation improves. Our Americas Materials Division benefits from strong market positions and a positive demand backdrop for the infrastructure and residential sectors. Although the outlook for non-residential activity remains mixed our Building Products Division is expected to benefit from positive residential demand. In our Europe Materials Division, we have significant exposure to growing economies in Eastern Europe and strong, stable markets in Western Europe. Overall, with the strength of our balance sheet and our unique portfolio of businesses, we are well positioned to capitalise on the growth opportunities that lie ahead. We remain committed to the execution of our long-term growth strategy and the delivery of further margin expansion, superior cash generation and enhanced returns for shareholders.

Albert Manifold

Chief Executive

3 March 2021

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.
1.

Net Debt and Net Debt/EBITDA (as defined)* are non-GAAP measures as defined on page 215. The GAAP figures that are most directly comparable to the components of Net Debt/EBITDA (as defined)* include: interest-bearing loans and borrowings: (2020: $12,215 million; 2019: $15,827 million) and profit after tax (2020: $1,165 million; 2019: $1,647 million).

2.

RONA is a non-GAAP measure as defined on page 214. The GAAP figures that are most directly comparable to the components of RONA include: Group operating profit (2020: $2,263 million; 2019: $2,793 million), impairment of property, plant and equipment and intangible assets (2020: $673 million; 2019: $8 million) and total assets and total liabilities (2020: $44,944 million and $24,596 million respectively; 2019: $47,612 and $27,977 million respectively).

11

Market Backdrop

Population and economic growth along with the need to continually build and maintain the built environment are among the fundamentals driving demand for CRH’s materials and products.

Building materials help to shape the world around us and are essential for human habitation right around the world.

As the leading building materials business in the world CRH manufactures and supplies materials, products and innovative solutions that meet the needs of a broad range of customers across the built environment in construction markets globally.

Our products can be found in a wide range of construction projects from major public infrastructure to commercial buildings and residential structures.

Balancing our portfolio on the basis of geography, sector and end-use exposure helps to insulate our business from the impact of cyclical fluctuations in any one of our markets.

Demand for CRH’s products and solutions is typically underpinned by three primary demand fundamentals: population growth, economic development and the need to continually repair and maintain the built environment.

Demand Fundamentals

Population Growth

The world’s population is projected to grow by c. two billion people by 2050, with urban areas expected to account for the majority of this increase. By 2050 68% of the world’s population will live in urban environments, an increase of 12% on todays numbers.

Our materials and products play in an important role in shaping the built environment around the world. This means there is a natural market for our products wherever there is growth in population and the associated construction demand can be expected to drive day-to-day organic growth for our businesses.

Economic Development

Construction-related spending currently accounts for c.13% of global GDP. Economic development and growth drives investment in residential, infrastructure and commercial projects from the houses, roads, bridges, ports and airports that serve our growing cities to office blocks, retail centres and industrial and leisure complexes.

Ongoing Repair & Maintenance

There is a recurring need to continually repair and maintain the existing built environment as structures age over time. At CRH we aim to have a portfolio which is appropriately exposed to each of these primary demand fundamentals, thereby ensuring we benefit from growth and value-creation opportunities associated with each.

2020 Annual Report and Form 20-F

Market Development

CRH focuses on markets where these fundamental demand drivers are present and can be expected to persist in the medium to long-term. Where appropriate, CRH operates a vertically integrated business model. This in turn broadens our ability to complement organic growth by identifying suitable businesses which can be acquired and integrated into CRH through bolt-on acquisitions. We acquire established businesses with a proven track record of performance and a capacity to hold strong leadership positions in local markets.

The extensive footprint of our materials businesses in Europe and North America sees us well positioned to capitalise on value creating opportunities for market consolidation and expansion of existing operations.

North America

In North America, which includes the world’s largest economy, the US, CRH is the largest building materials business. Growth in North America is underpinned by a population that grows by 25 million people every decade, driving associated construction growth. The market for materials remains largely unconsolidated. For example the top ten aggregates businesses account for less than one third of production.

In recent years we have reshaped and redirected our businesses in the US to increase CRH’s exposure to positive demand fundamentals in the southern and western areas of the country.

Europe

CRH is a leading building materials business in Europe where the European Union (EU) is the largest economic bloc in the world.

In Europe, there is an attractive mix of stable developed markets which continue to deliver along with less developed higher growth markets which offer opportunities for organic growth and acquisition activity.

Other Markets

Our Building Products Division produces high-value added, highly engineered products some of which can be economically transported longer-distances, opening up important export markets for CRH beyond our core geographic footprint.

Ongoing innovation and product development ensures that we meet the needs of customers today and also address the longer-term opportunities presented by economic development, changing demographics and investments in a sustainable future.

Future Trends: Growth in Sustainable Products

An asphalt plant at Alvarado, Texas. CRH is the largest producer of asphalt in North America. As a 100% recyclable product it helps to make CRH a significant contributor to the circular economy.

As the leading global building materials business CRH closely monitors the trends shaping the nature of construction in the future. These include increasing urbanisation and the growth of cities, demand for more sustainable forms of construction and the influence of technology and digitisation.

Growing demand for more sustainable forms of construction is an area of particular focus for CRH. Our businesses have a long history of producing high-performing, climate-friendly materials and products which play an important role in shaping a more sustainable built environment.

Today our businesses are at the forefront of a changing construction market globally where demand for sustainable products and solutions continues to grow and evolve. This evolving demand environment is driven by trends including climate change, urbanisation, demographic and environmental consciousness and underpinned by policy commitments made by countries under international agreements and targets including the EU’s European Green Deal, the Paris Climate Agreement and the United Nations (UN) Sustainable Development Goals (SDGs).

These factors are helping to shape the future of our market and our business. CRH is acutely aware of the potential presented by these developments and the associated opportunities to grow our business and capitalise on potential new value creation opportunities for our shareholders.

In response to this CRH is working closely with its customers to better understand existing, evolving and emerging demand for sustainable solutions. This includes an ongoing focus on product innovation and development, working with specialist end-users to develop environmentally superior design-solutions and practices.

In 2020, products with enhanced sustainability attributes accounted for 46% of product revenue. These are products which incorporate recycled materials, use alternative fuel or energy sources in production, have sustainability end-uses, or a lower-carbon footprint. We have set a target of generating 50% of all product revenue from products with enhanced sustainability attributes by 2025.

Closely aligning product development and specifications with evolving policy and environmental standards helps to create points of differentiation for CRH. An increasing number of our products are also helping customers achieve higher scores in green building rating schemes such as BREEAM®, DGNB, and LEED®. In 2020 25% of our relevant product revenue is from products that can be used in certified sustainable building schemes.

13

Our Strategy

Maximising long-term value and delivering superior returns

CRH is the leading building materials business in the world. Our focus is on creating long-term value and delivering superior returns for all our stakeholders.

Our strategy is to continue to grow and improve our business in a sustainable and responsible way. We do this through a relentless focus on performance improvement, focused growth and long-term value creation for the benefit of our shareholders and for society.

The successful implementation of our strategy is directed by four strategic objectives, which drive our ability to generate superior margins, returns and cash on a continuous basis.

2020 Annual Report and Form 20-F

Our Strategic Focus on Sustainability

We believe that a sustainable business is one that can successfully deliver its strategy over the long term, which is why the principles of discipline, responsible operations and innovation are core to our strategic approach. In executing our strategy, CRH is at all times focused on ensuring every lever we utilise to create value for our shareholders is done so in accordance with these principles thereby mitigating potential risks.

15

Business Model

How we maximise value and deliver superior returns

CRH’s vertically integrated business model benefits from the efficient allocation of capital and continuous business improvements across the Group.

1.

Capital and Net Debt of $25.6 billion (2019: $26.6 billion) and raw materials spend of $5.8 billion (2019: $5.8 billion) as outlined in notes 24 and 4 to the Consolidated Financial Statements, respectively on pages 182 and 152. Net Debt is a non-GAAP measures as defined on page 215.

2020 Annual Report and Form 20-F

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

17

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

Safety % Zero-Accident Locations

94%

What do we measure?

A strong safety culture is a key element of our business strategy. We measure a wide range of health and safety KPIs including the percentage of locations that had zero accidents.

How did we do?

We leveraged our strong culture of safety to ensure we quickly adapted to new ways of working to mitigate against the risk of COVID-19. We continued to achieve a high level (94%) of zero accident locations.

Our focus for 2021

Continued focus on supervision, contractor management, energy safety and consequence management, with the overall aim of realising a culture of safety and wellness while working towards zero harm.

2020
94%
2019
94%
2018
94%

Environment Greenhouse Gas Emissions[1] Scope 1 and Scope 2 CO_2 Emissions (kg/$ Revenue)

1.3kg/$ Revenue

What do we measure?

Energy efficiency and carbon reduction are imperatives. We measure direct and indirect CO_2 emissions as well as specific indicators of efficiency, including progress towards targets.

How did we do?

We continued to focus on lowering the carbon footprint of our operations and products. Our kg CO_2/$ increased slightly in 2020 despite total CO_2 emissions decreasing. We met our 2020 CO_2 reduction commitment in 2019 and 2020 specific emissions were 573 kg CO_2/tonne cementitious product (2019: 590 kg).

Our focus for 2021

As we work towards achieving carbon neutrality along the cement and concrete value chain by 2050, we continue to focus on our 2030 target of a 33% reduction in specific net CO_2 emissions to 520kg CO_2/ tonne cementitious product, compared with 1990 levels.

2020
1.3kg/$
2019
1.2kg/$
2018
1.2kg/$

People % Females in Senior Management[2]

13%

What do we measure?

We are committed to building an inclusive and diverse organisation. We measure a range of KPIs in the area, including the percentage of females in senior management.

How did we do?

The percentage of females in senior management increased in 2020 and as at 31 December 2020, 42% of the Directors of CRH plc were female.

Our focus for 2021

We continue to focus on increasing the share of females in senior management as we work towards our 2030 target for 33% females in senior leadership.

2020
13%
2019
11%
2018
10%

1.

CO2 emissions subject to final verification under the European Union Emissions Trading Scheme (EU ETS). CO2 emissions data includes Scope 1 2020: 32.4m tonnes (2019: 33.9m tonnes, 2018: 35.4m tonnes,) and Scope 2 2020: 2.6m tonnes (2019: 2.6m tonnes, 2018: 2.7m tonnes) emissions. Scope 1 and Scope 2 emissions are as defined by the World Resources Institute Greenhouse Gas Protocol.

2.	Please refer to page 23 for further information on inclusion and diversity, including additional indicators.

2020 Annual Report and Form 20-F

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
1.

EBITDA (as defined)* Net Interest Cover is a non-GAAP measure as defined on page 215. The GAAP figures that are most directly comparable to the components of EBITDA (as defined)* Net Interest Cover include: profit after tax: $1,165 million (2019: $1,647 million), finance costs: $389 million (2019: $387 million) and finance income: $nil million (2019: $22 million). Details of how non-GAAP measures are calculated are set out on pages 213 to 217.

2.	Operating cash flow refers to net cash inflow from operating activities as reported in the Consolidated Statement of Cash Flows on page 136.

19

Sustainability

Delivering long-term value for the environment and society

We believe that our commitment to sustainability will help ensure that CRH continues to prosper and grow in the years ahead. In driving continuous improvement across all areas of sustainability, we aim to create financial and non-financial value for all stakeholders and to have a positive impact on the world around us.

Focusing on Long-Term Sustainability

At CRH, we strive to use our leadership position as the world’s leading building materials business to help advance the global sustainability agenda. By developing value-added products and services for sustainable building solutions, we contribute positively to society, address potentially negative impacts and achieve the greatest value for our stakeholders.

Driving our Sustainability Agenda

Operating in a sustainable manner is fundamental to our business and sustainability principles are fully embedded in our business strategy. We leverage our global knowledge and scale to establish best practices and common processes worldwide, in order to operate more effectively and create sustainable value.

We continue to develop our products and components to improve the life-cycle performance of buildings, provide innovative solutions for our customers and drive more sustainable outcomes in the built environment. We are a global leader in concrete, the world’s most sustainable building material when evaluated on a lifecycle basis. In addition to being essential for modern living, concrete offers opportunities for permanent storage of carbon and we are working to further develop the ability of concrete to become a solution to the climate challenge.

Our actions are intended to contribute to the delivery of key initiatives, such as the UN SDGs and the Paris Agreement. We are a member of the World Business Council for Sustainable Development (WBCSD) and GCCA. Many of our operating companies have achieved awards for excellence in sustainability. CRH is a leader in our sector, as determined by the major Environmental, Social and Governance (ESG) rating agencies. We are a constituent member of indices including the MSCI Leaders ESG Indexes, FTSE4Good Index, the STOXX® Global ESG Leaders Index and the Dow Jones Sustainability Index as well as a long-term participant in CDP (formerly Carbon Disclosure Project).

Managing our Sustainability Performance

Sustainability is a matter of high importance for our Board and management. We regularly review our non-financial policies and take a collaborative and strategic approach in responding to global trends in ESG areas including climate change, resource scarcity, biodiversity impacts, demographic changes and technological advancements. Risks related to sustainability are recognised in our Enterprise Risk Management (ERM) Framework, described on pages 26 and 27, and details of sustainability risks are included on pages 108 and 109. Our non-financial due diligence processes are well established and we made no material changes to these in 2020.

We continually advance our commitment to sustainability through a range of internal and external processes to identify the ESG issues that are most relevant to our business, society and key stakeholders. These include annual sustainability reporting by our businesses to Group, review of issues raised through ERM processes and regular formal materiality assessment reviews, the outcomes of which inform our strategy and reporting.

Ensuring Transparency

We are committed to reporting on the breadth of our sustainability performance in key sustainability areas. We publish an annual independently assured Sustainability Report, which is prepared in line with the Global Reporting Initiative (GRI) standards. In addition, the Sustainability Accounting Standards Board (SASB) Standards will be used in the preparation of the independently-assured CRH 2020 Sustainability Report. This includes additional information on social and employee matters. The 2020 Sustainability Report will be published in March 2021 on www.crh.com.

We are a supporter of the Financial Stability Board’s ‘Task Force on Climate-related Financial Disclosures’ (TCFD). This means that we are committed to being transparent on the financial aspects of climate change risks and opportunities from the transition to a low-carbon economy. Further information on risks relating to climate change and our approach to TCFD is included on page 27. As best practice evolves, we will continue to develop our own disclosure practices.

Our Six Sustainability

Priority Areas:

We have assessed the detailed targets behind each of the 17 SDGs and identified the four that most closely align to where we, as a building materials business, can have the most impact and influence.

2020 Annual Report and Form 20-F

CRH 2030 ambitions and targets

2030 Ambitions	CRH targets	Our progress

Our ambition is to have a culture of safety and wellness working towards zero harm	Zero fatalities, in any year	We continue to drive our ambition of zero harm through embedding a culture of safety and wellbeing across all operations

Our ambition is to play our part in addressing climate change as we strive for carbon neutrality along the cement and concrete value chain by 2050	33% reduction to <520kg net CO2/tonne cementitious product by 2030	We continue to invest in people, innovation and partnerships to progress our climate commitments and increase awareness around sustainability to further drive climate action

Our ambition is to be a business where everyone has the same opportunity to develop and progress	33% female senior leadership by 2030	We continue to roll out training across CRH on inclusive leadership behaviours, as well as develop people practice guidelines in order to improve inclusion and diversity in our workforce

Our ambition is to deliver innovative products and sustainable solutions to drive progress towards a resilient, net zero built environment	50% revenue from products with enhanced sustainability attributes by 2025

We continue to focus on innovation, research and development and collaboration across the construction value chain, to ensure our products deliver sustainable building solutions and contribute to a net zero built environment

A production team member at Oldcastle Infrastructure, Cape Coral, Florida which is part of CRH’s Building Products Division. All CRH employees are treated with integrity and fairness as part of our culture of acceptance, trust, respect and teamwork and our efforts to promote a creative and thriving environment in the workplace. Inclusion and diversity is key to achieving this, by creating a pipeline of strong talent representing a broad range of ethnicities, backgrounds and experiences to build a better CRH.

21

What we focus on	What we do to deliver value	Value delivered

Safety

Leading with our commitment to safety

- COVID-19 has reinforced our commitment to the health and safety of our people and all those who interact with our operations and products.
- We embed a culture of health and safety throughout CRH as a pre-requisite to addressing risks and eliminating accidents.
- Our Health and Safety Policy and Life Saving Rules are the cornerstone of our safety strategy and applied across all our locations.
- Our global network of safety officers work closely with our businesses in implementing policy and practice.
- Our health and wellbeing programmes provide tools, social support and strategies on physical and mental health.

Targeting zero harm

- Achieving our ambition of zero harm is an ongoing challenge. We deeply regret to report that one employee and two contractor fatalities occurred in 2020. We extend our sincere sympathies to their families.
- We independently investigate all fatalities and share the lessons learned as we focus on our zero fatality target.

8%
reduction in accident frequency rate over the last decade*

$260 million
invested in safety initiatives in the past 5 years

94%
CRH locations accident free in 2020 (2019: 94%)

Environment

Implementing environmental management systems

- For decades we have worked with stakeholders to manage environmental risks, drive improvements in performance and promote emissions reduction and resource efficiency.
- We apply our Environmental Policy across all operating companies.

Strengthening environmental stewardship

- We promote responsible waste management and use of water, energy, land and other resources.
- We actively manage biodiversity at over 500 locations, striving to enhance natural habitats.

Committing to carbon reduction

- As we strive for carbon neutrality along the cement and concrete value chain by 2050, we continue to work collaboratively with stakeholders in developing technologies, strategies and policies.
- We have committed to a target of <520kg CO_2 per tonne of cementitious product by 2030. Our 2030 CO_2 emissions reduction target is a science-based target (SBT) at a 2° scenario that has been independently verified using Science Based Targets initiative (SBTi) methodologies to be in line with the Paris Agreement objectives.
- Our plan to deliver our 2030 target includes increasing the use of alternative raw materials to reduce the carbon intensity and quantity of clinker in cement, together with replacing carbon-intensive fossil fuels with biomass and alternative fuels, as well as further improving operational eco-efficiency.

573kg CO_2
per tonne of cementitious product; targeting <520kg CO_2 per tonne cementitious product by 2030

2.1m tonnes
of alternative fuels used in 2020 (2019: 2.2m tonnes)

34.4m tonnes
of alternative materials used in 2020 (2019: 35.3m tonnes)

100%
of our locations have restoration plans in place (2019: 99%)

34%
of fuel requirements for cement plants were provided by alternative fuels (2019: 33%)

*   Accident frequency rate is the number of accidents per million work-hours

2020 Annual Report and Form 20-F

What we focus on	What we do to deliver value	Value delivered

People

Shelly

Advancing our inclusion and diversity programme

- We strive to create a collaborative environment and culture of shared ideas, recognising that people are critical to sustaining competitive advantage and long-term success.
- We have a pragmatic programme aimed at developing a more inclusive organisation. Our Global I&D Council, chaired by our Chief Executive, is responsible for driving the strategy and accountability on I&D across CRH.

Connecting with our employees

- We apply our Social Policy across all our businesses.
- Our employee engagement processes help us to understand our employees' needs. We collect information on levels of engagement and findings are actioned by management.
- We focus on training to enable employees to acquire the attributes necessary to support performance, growth and success.
- We leverage various avenues at regional, company and global level to communicate with employees.
- Throughout the COVID-19 pandemic, CRH has ensured regular internal communication across the business on regulatory updates, workplace changes and health and wellbeing.

16%
female senior leadership (2019: 15%); targeting 33% by 2030

14%
of employees were female in 2020 (2019: 14%)

13%
of senior management were female (2019: 11%)

45%
of clerical and administrative staff were female (2019: 45%)

7%
of operational staff were female (2019: 7%)

Products

Developing sustainable solutions for customers

- We work with our customers in the design, delivery and application of sustainable products through construction, building materials and technical support.
- We offer multiple products and building solutions with enhanced sustainability attributes.
- Many of our products can help customers achieve higher scores in green building rating schemes such as BREEAM®, DGNB, and LEED®

Innovating for carbon efficiency

- Concrete has the ability to become a CO_2 solution.
- We are collaborating across the construction value chain and the wider scientific community to provide lower-carbon products and structures.
- We are involved in the research and development of technologies to progress carbon capture, utilisation and storage (CCUS) solutions and promote the long-term benefits of concrete for the circular economy.

Promoting a circular economy

- By considering the full life-cycle of our products and innovating to drive more sustainable outcomes in the built environment, we aim to meet customer demands and have a positive impact on wider society and the environment.
- We aim to develop sustainable building materials to improve resource efficiency, minimise construction waste and contribute to the circular economy.

46%
product revenue from products with enhanced sustainability attributes* (2019: 44%); targeting 50% by 2025

25%
of revenue from products used in structures certified to sustainability standards** (2019: 24%)

>100 million tonnes
of recycled asphalt paving will be used over the next 10 years

1/5th
of our raw materials requirements for our US asphalt business are met by recycled asphalt pavement (RAP) and shingles

*

Products with enhanced sustainability attributes are defined as products that incorporate recycled materials or use alternative energy/fuel sources; products that have sustainability end-uses; products that have environmental benefits in production – lower carbon footprint than alternatives.

**	Products that can be used in structures certified to sustainability standards are defined as products that can be used in structures certified to BREEAM®, Green Globes®, LEED®, IC-700, etc.

23

What we focus on	What we do to deliver value	Value delivered

Collaboration

Fels

Growing our stakeholder engagement

- We maintain positive relationships with our stakeholders through ongoing engagement and consultation.
- Our stakeholders include investors, customers, employees, suppliers, NGOs, communities, assessment organisations, advocacy groups and other interested parties.
- We engage and align suppliers with our core values, driving improvement actions at the point where we have most influence.

Creating value for communities

- Our policy is to be a good neighbour and we contribute to local communities through employment, educational development and supporting local businesses.
- Areas we made donations to in 2020 include community relations and development, environment and conservation, education and employment, health and wellness, arts and culture and provision of shelter.

Further strengthening our human rights approach

- Respect for human rights is ingrained within our culture, and we apply the UN Guiding Principles on Business and Human Rights in our approach
- We support the principles of the UN's Universal Declaration of Human Rights and the International Labour Organisation's Core Labour Principles. We publish our 'Commitment to Human Rights' Modern Slavery Statement annually, available on www.crh.com.

c. 800
stakeholder engagement events hosted by Group companies in 2020 (2019: c. 1,000)

$8.3 million
donated to local organisations and initiatives in 2020 (2019: $7.4m)

Integrity

Leading with integrity

- We are committed to meeting the highest standards of business conduct.
- A"Speak-up" culture encourages employees, customers, suppliers and other stakeholders to raise good faith concerns.

Upholding good business conduct

- All employees are covered by our Code of Business Conduct (CoBC).
- Our Anti-Bribery Policy explicitly states that CRH does not tolerate any form of bribery.
- Our global senior management complete an Annual Compliance Certification, confirming their business's compliance with our CoBC and accompanying policies.
- All new employees are provided with the CoBC. Regular training is provided to relevant employees.
- Certain employees, based on risk profile, undertake annual advanced compliance training (ACT) covering Anti-Bribery, Competition/Antitrust, Anti-Fraud and Anti-Theft.

Respecting legislation regarding political donations

- CRH is averse to any illegal behaviour and all CRH companies respect and comply with the laws in the countries and regions in which they operate, including regarding political contributions.
- In the US, CRH supports the rights of employees to participate in the political process through employee-funded Political Action Committees (PACs) and CRH's US operations provide administrative support (consistent with applicable laws) to their affiliated federal and state PACs.

c. 32,100
employees completed CoBC training in 2020 (2019: 34,600)

c. 9,000
employees completed ACT training in 2020 (2019: 9,800)

2020 Annual Report and Form 20-F

How we engage with our stakeholder groups

Feedback from stakeholder engagement is reported to, and carefully considered by, the SESR Committee and the Board.

	Employees	Local communities	Investors	Customers	Suppliers	Governments and regulators	Academic and scientific community	Media	NGOs and pressure groups
Key areas of interest	• Business performance • Health & safety • Inclusion & diversity • Corporate governance • Human rights • Potential local impact	• Community issues • Planning matters • Potential local impact • Sustainability	• Business performance • Strategic growth • Capital allocation • ESG topics • Board and Executive remuneration • Inclusion & diversity	• Quality & delivery • Health & safety • Sustainable products • Product innovation • Collaboration • Customer relations & contracts	• Quality & delivery • Health & safety • Contract performance • Local impacts • Corporate governance • Human rights	• Health & safety • Environment and climate • Corporate governance • Planning matters • Natural capital • Product standards	• Environment and climate • Human rights • Natural capital • Graduates & apprentices • Product efficiency & innovation	• Business performance • Health & safety • Inclusion & diversity • Environment & climate • Product innovation • Corporate governance	• Corporate governance • Environment & climate • Human rights • Eco-efficiency
Key methods of engagement	• Team meetings • CEO blog • Employee newsletters • Podcasts • Performance reviews • Town Hall meetings • Employee surveys • One-to-one meetings/ briefings	• One-to-one meetings • Open days • Site tours • Participation in local events • Employee engagement processes	• Results presentations • Annual General Meeting • One-to-one meetings & calls • Surveys • Investor & ESG conferences & roadshows	• Customer surveys • Formal market research • Negotiations • Exhibitions • Product information on packaging • Customer relationship development • Company websites & social media	• Supplier surveys • Contractual meetings • Tender quotations • Information requests • E-tendering platforms	• Industry associations • Briefings & direct meetings • Audits • Open days • Multi-stakeholder forums	• One-to-one meetings • Seminars & lectures • Round table discussions • Presentations • Intern, graduate & apprenticeship programmes	• Media surveys • Media briefings • Press releases • Social media • Interviews	• One-to-one meetings • Participation in events • Presentations • Open days

2020 Outcomes

Improved engagement with employees
This helps to attract, develop, retain and motivate our workforce, sustaining our competitive advantage and long-term success. In 2020, it also allowed us to help protect our employees and their families during COVID-19.

Further improved our community relationships
Engaging with our local communities during 2020 ensured that we increased our understanding of their needs and priorities, addressed any concerns and took responsibility for potential impacts.

Investor clarity in relation to COVID-19
Engagement with investors helps us understand their expectations of our risk management and our financial and ESG performance. During 2020, investor focus included assurance that measures being taken as a result of COVID-19 were protecting employees, society and the business.

Understood and met customer requirements
Engaging with our customers ensures we listen to their needs and innovate solutions required to meet their sustainability commitments. In 2020, we focused on ensuring we continued to meet customer requirements throughout COVID-19.

Suppliers standards maintained during COVID-19
We engage with suppliers to develop a responsible and sustainable supply chain needed to deliver innovative and sustainable products. During 2020, we worked with our suppliers to ensure that practices such as safety and business conduct were not impacted by COVID-19.

Continued engagement with governments and regulators
In 2020, our engagement with local and national regulators, governments and industry associations, ensured that we contributed appropriately to issues relevant to our activities, improved our sustainable performance and compliance and progressed projects for the enhancement of society.

Progress in research and development, innovation and sustainability
By engaging with academic and scientific institutions during 2020, we continued to support partnerships and collaborations on research development, championing innovative advances and collaborating on sustainability solutions.

Continued engagement with media
We continued to improve our engagement with media to ensure that specific sustainability issues were addressed appropriately and effectively. During 2020, engagement focused on how we are addressing climate change and the positive impacts of our industry in facing the challenges of COVID-19.

Productive engagement with NGOs
Through our memberships and partnerships with NGOs we continue to be involved in developing industry best practices across a range of established sustainability topics and collaborating on sustainable solutions across the value chain.

25

Risk and Resilience

Integrated and effective risk management supports the realisation of our strategic objectives and the continued success of our business. Our Enterprise Risk Management framework enables us to proactively respond to stresses and uncertainty, which are often complex and interlinked, and provides us a foundation on which to build a performance and growth-oriented culture across the Group. Understanding the complexities of our risks also allows us to pursue the upside of risks and capture change opportunities, as they arise.

Influencing Decision-Making

ERM in CRH is a forward-looking, strategy centric approach to managing the risks inherent in decision-making. It is a tool readily employed by the Board and the wider business leadership, firstly, when considering and setting strategic objectives, and secondly, during strategic execution to ensure we are dynamic and responsive to threats and opportunities for the Group.

Risk informed strategic planning is fundamentally important to successfully address the variety of challenges we face in our relentless focus on value creation. Our framework facilitates a collective understanding of our risks, which is integrated into strategic planning processes to ensure resilient delivery. Despite ongoing challenges, such as the COVID-19 pandemic, our performance continues to highlight the resilience of our people, our business model and our proven record of delivery through uncertainty.

As the leading building materials business in the world we hold ourselves to stringent standards, governed by our robust ERM framework. Our framework allows us to add new depth to our understanding of our customers and markets, so we can buy better, run our assets better and sell better. It also gives us insight to strengthen our existing platforms and confidence to undertake investments and step into new markets.

Risk Management Framework
	ERM Framework	Integrated Risk Process

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

Our risk framework is reinforced by integrated processes which harness the collective risk intelligence of the Group. The maturity of our risk structures has enabled us to integrate our bottom, middle and top line perspectives, ensuring transparency of threats, opportunities and controls in the context of individually and collectively held strategic objectives.

We leverage tools and technologies to ensure we are a risk intelligent organisation, enabling quicker and better decision-making within the Group.

Embedding ERM into our business processes, at all levels of the Group, creates an environment where leaders take a disciplined and focused view on risks. Integration with strategy and performance agendas, in addition to ongoing management processes, ensures a robust and effective risk environment assisting in maximising the performance of our businesses.

Risk workshops, facilitated by Group Risk, bring together leaders from across the Group to identify risks and opportunities, and define mitigation. Uncertainties that present themselves as downside risks are assessed in line with the Group’s risk appetite and those which present themselves as opportunities are sufficiently explored and captured, where possible. Our risk appetite framework is a critical tool to integrate our view of risk and maximise our risk governance structure, defining the key risk parameters within which strategic decision-making takes place and assisting with our objectives of disciplined and focused growth. The Board approves the framework on an annual basis in line with good corporate governance practice.

Our ERM Framework acts as a Bedrock of Resilience, helping the Group to mitigate uncertainties in strategy execution.

2020 Annual Report and Form 20-F

Risk Governance Structure

Task Force on Climate Related Financial Disclosure (TCFD)

The cement industry’s ability to reduce its CO2 emissions and the potential economic implications of that have become a key focus for investors. As a Group, we will continue to be diligent in ensuring transparency and providing our investors and stakeholders with insights into how we are building resilience to climate related risks while capturing emerging opportunities.

In 2020, CRH became a supporter of TCFD, committing to being transparent on the financial aspects of climate change risks and opportunities. With five other leading companies and in collaboration with WBCSD, we participated in a TCFD Preparer Forum for the Construction and Building Materials sector, which published its report in 2020.

We take a risk-based collaborative and strategic approach to responding to climate change. The identification, assessment and effective management of climate-related risks and opportunities are fully embedded in our dynamic risk management process and our Climate

Change and Policy risk is described in detail on pages 108 and 227.

We are committed to reporting on the breadth of our sustainability performance and to publishing performance indicators, ambitions and outcomes in key sustainability areas. Further information on our sustainability performance and how we support the TCFD recommendations can be found in the annual CRH Sustainability Report available on www.crh.com.

27

Risk and Resilience - continued

2020 Annual Report and Form 20-F

[THIS PAGE INTENTIONALLY LEFT BLANK]

29

The performance of our business is enabled

by the skills and talent of our 77,100

employees in 30 countries. We strive to

create a collaborative, inclusive working

environment and a culture of shared ideas.

2020 Annual Report and Form 20-F

Business Performance

Finance Director’s Review	32

Segmental Reviews	38

Icon Materials, part of CRH’s Americas Materials Division completed a pavement rehabilitation project at Terminal 46 for the Port of Seattle. The project included using High Density Polyurethane Foam to level out sunken parts of the pier, milling out and paving back c.14,500 tonnes of asphalt, and striping. The project was completed by the end of September 2020. The Port of Seattle and Port of Tacoma as the Northwest Seaport Alliance is one of the largest container gateways in the United States.

31

    Finance Director’s Review 20201

Sales revenue

2020 was a challenging year for CRH due to significant COVID-19 related disruption in the economies and construction markets of North America and Europe.

Notwithstanding the difficult backdrop, CRH delivered overall sales of $27.6 billion (2019: $28.1 billion) 2% behind 2019. Year-end net debt of $5.9 billion (2019: $7.5 billion) was reflective of our focus on operating cash generation, lower spend on property plant and equipment and a pause in the Group’s share buyback programme. This was partly offset by the non-recurrence of significant disposal proceeds in 2020 with net acquisition spend after disposal proceeds of $0.1 billion (2019 inflow: $1.5 billion) and total distributions to shareholders of $0.9 billion (2019: $1.6 billion). Net Debt/EBITDA (as defined)* was 1.3x (2019: 1.7x).

Change in Reporting

Currency to US Dollar

As announced on 28 February 2020, the Group has changed the currency in which it presents its financial results from euro to US Dollar, in consideration of the current portfolio and business mix which has now significantly higher US Dollar exposure.

2020 marked a year

of further business

improvement with

advances in margin

and cash generation

despite a particularly

challenging market

backdrop.”

Senan Murphy

Finance Director

Segmental Reviews

The sections on pages 38 to 51 outline the scale of CRH’s operations in 2020 and provide a more detailed review of performance in each of CRH’s reporting segments.

Key Components

of 2020 Performance

Economic activity in North America was impacted by the global pandemic, partly offset by government stimulus efforts. Like-for-like sales in Americas Materials declined by 3% compared to 2019, mainly impacted by COVID-19 restrictions, project delays in some of our key states and unfavourable weather in the first half of the year.

In Europe Materials, volume recovery in the second half of the year along with good price discipline did not fully mitigate the negative impact of COVID-19 related shutdowns earlier in the year and like-for-like sales finished 5% behind 2019.

Building Products benefited from strong residential RMI activity in North America, offsetting lower activity levels in non-residential markets. Together with price progress across most platforms, the Division delivered like-for-like sales 4% ahead of 2019.

*  EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

1.  See cautionary statement regarding forward-looking statements on page 101.

2020 Annual Report and Form 20-F

Key Components of 2020 Performance

$ million	Sales revenue	EBITDA (as defined)*	Operating profit	Profit/(Loss) on disposals	Finance costs (net)	Assoc. and JV PAT (i)	Pre-tax profit

2019	28,132	4,478	2,793	(189)	(490)	67	2,181

Exchange effects	82	12	5	-	(3)	-	2

2019 at 2020 rates	28,214	4,490	2,798	(189)	(493)	67	2,183

Incremental impact in 2020 of:

- 2019/2020 acquisitions	368	65	32	-	(8)	(5)	19

- 2019/2020 divestments	(413)	(33)	(14)	205	(4)	(10)	177

- One-offs (ii)	-	(122)	(122)	-	-	-	(122)

- Impairments	-	-	(665)	-	-	(154)	(819)

- Organic	(582)	230	234	(7)	15	(16)	226

2020	27,587	4,630	2,263	9	(490)	(118)	1,664

% Total change	-2%	3%	-19%				-24%

% Organic change	-2%	5%	8%				10%

(i)	CRH’s share of after-tax results of joint ventures and associated undertakings.

(ii)	One-offs primarily due to COVID-19 related restructuring costs.

EBITDA (as defined)* of $4.6 billion was 3% ahead of 2019 (2019: $4.5 billion) reflecting a strong focus on cost rationalisation and actions taken to mitigate the financial impact of the pandemic. EBITDA (as defined)* was 5% ahead on a like-for-like basis, before one-off costs of $122 million primarily due to COVID-19 related restructuring.

As previously announced, arising from the Group’s impairment testing process and as a result of the combined economic impacts of COVID-19 and Brexit, non-cash impairment charges of $0.8 billion were recognised in 2020 (2019: $8 million); $0.7 billion was reported in operating profit, primarily related to our UK business, and a further $0.15 billion recognised on the Group’s associate investment in China which is reflected in the Group’s share of losses from equity accounted investments.

Profit after tax of $1.2 billion was behind prior year (2019: $1.6 billion). Excluding the non-cash impairment charges of $0.8 billion (2019: $8 million) and the related tax impact, profit after tax of $2.0 billion was 18% ahead of 2019 (2019: $1.7 billion).

The US Dollar weakened against most major currencies during 2020 resulting in the average US Dollar/euro rate strengthening from 0.8933 in 2019 to 0.8771 in 2020 and the Pound Sterling strengthening from an average 0.7841 in 2019 to 0.7798 in 2020. Overall currency movements resulted in a favourable net foreign currency translation impact on our results as shown on the table above. The average and year-end 2020 exchange rates of the major currencies impacting on the Group are set out on page 146.

Liquidity and Capital Resources

- 2020 compared with 2019

The comments that follow refer to the major components of the Group’s cash flows for 2020 and 2019 as shown in the Consolidated Statement of Cash Flows on page 136.

Throughout 2020, the Group remained focused on cash management, improving working capital outflows and reducing investment in property, plant and equipment. Management delivered a net working capital inflow of $196 million (2019: $71 million outflow) and operating cash flow of $3.9 billion (2019: $3.9 billion).

Working capital was $2.4 billion at year end (2019: $2.4 billion) representing 8.7% of sales (2019: 8.5%). CRH believes that its current working capital is sufficient for the Group’s present requirements.

Disciplined investment in property, plant and equipment in response to lower activity levels, resulted in lower cash outflows of $1.0 billion (2019: $1.4 billion), with spend in 2020 representing 74% of depreciation on owned assets (2019: 102%).

Reflective of the ongoing strategy of active portfolio management, the Group invested $0.4 billion on 17 transactions (2019: $0.8 billion) which was partly financed by divestment and disposal cash proceeds of $0.3 billion (net of cash disposed and including deferred consideration proceeds in respect of prior year divestments) (2019: $2.3 billion).

During 2020, the Group returned a further $0.2 billion (2019: $0.9 billion) of cash to shareholders under its share buyback programme but due to high levels of market volatility, the Board paused the programme in March 2020. However, given the Group’s strong financial position and its continued commitment to returning excess cash to shareholders, the Group intends to recommence the programme and complete a further $0.3 billion tranche by the end of June 2021. Cash dividend payments of $0.7 billion (2019: $0.7 billion), further reflect the Group’s continued commitment to returning excess cash to shareholders.

Year-end interest-bearing loans and borrowings were $12.2 billion. At year end, the weaker US Dollar against most other currencies had a negative translation impact on net debt.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

33

Finance Director’s Review 2020 - continued

Reflecting all these movements, net debt of $5.9 billion at 31 December 2020 was $1.6 billion lower than year-end 2019 ($7.5 billion). The Group is in a good financial position. It is well funded and Net Interest Cover (EBITDA (as defined)*/net debt related interest costs) is 11.9x (2019: 12.3x).

The Group ended 2020 with total liquidity of $12.1 billion, comprising $7.7 billion of cash and cash equivalents on hand and $4.4 billion of undrawn committed facilities which are available until 2025. At year end, the Group had sufficient cash balances to meet all maturing debt obligations (including leases) for the next 6.4 years and the weighted average maturity of the remaining term debt was 12.9 years.

In April 2020, the Group successfully issued a total of €2.0 billion in euro denominated bonds at a weighted average maturity of seven years and with a weighted average interest rate of 1.35%. A €0.75 billion euro denominated bond due to mature in October was repaid early using a 3 month par-call option.

The Group also has a US$2.0 billion US Dollar Commercial Paper Programme and a €1.5 billion Euro Commercial Paper Programme of which there were no outstanding issued notes at year end. The purpose of these programmes is to provide short-term liquidity at attractive terms.

Contractual obligations and Off-Balance Sheet arrangements are disclosed on page 219 of this Annual Report and Form 20-F.

Development Review

2020

The Group spent $405 million on 17 acquisitions in 2020 (including deferred and contingent consideration in respect of prior year acquisitions).

The most significant acquisition in 2020 was the December acquisition of Barriere Construction, a vertically integrated asphalt and paving operation in southern Louisiana. In addition, the Americas Materials Division completed a further six bolt-on acquisitions across the US and Canada for a total spend of $163 million.

The Building Products Division completed six bolt-on acquisitions amounting to a total spend of c. $180 million including the acquisition of Martin Enterprises. This acquisition strengthens CRH’s exposure to the communications enclosures market across the US.

Europe Materials completed four acquisitions, with a total spend of c. $8 million for the Division. The Group also paid $54 million of deferred and contingent consideration related to prior year acquisitions.

On the divestment front, the Group completed 12 transactions and realised total business and asset disposal cash proceeds of $307 million, inclusive of $123 million relating to the receipt of deferred proceeds from prior year divestments.

The sale of precast concrete production assets located in Spokane, Washington represented the largest divestment in 2020 and was completed by our Building Products Division. The divestment of the building materials business in La Réunion was the second largest divestment, completed by our Europe Materials Division, with 10 other divestments completed across the Divisions.

In addition to these business divestments, the Group realised proceeds of $128 million from the disposal of surplus property, plant and equipment and other non-current assets. Cash proceeds of $123 million were received relating to prior year divestments, of which $95 million related to the divestment of the Group’s equity interest in My Home Industries (MHIL) in India.

The agreement to sell our Brazil operations for consideration of $0.2 billion is currently subject to competition authority review and the divestment is expected to close in the first half of 2021.

2020 Annual Report and Form 20-F

Finance Director’s Review 2019

2019 was another year of growth for CRH, supported by a positive demand backdrop in the Americas and in key regions in Europe. With good contributions from acquisitions sales of $28.1 billion for 2019 were 2% ahead of 2018.

Year-end 2019 net debt of $7.5 billion (2018: $8.0 billion) was reflective of our strong operating cash generation and continued portfolio refinement with net disposal proceeds after acquisition spend of $1.5 billion (2018 outflow: $0.5 billion) offset by total distributions to shareholders of $1.6 billion (2018: $1.5 billion). Net Debt/EBITDA (as defined)* was 1.7x (2018: 2.0x)1.

Key Components of 2019 Performance

Economic growth continued in the US in 2019, with improvements in the infrastructure sector and solid fundamentals in key residential and non-residential markets. Headwinds driven by flooding and wet weather in the first half of 2019 were offset by a stronger second half and like-for-like sales in Americas Materials for 2019 increased 4% over 2018.

In Europe Materials, organic sales were 5% ahead due to good activity in key markets and pricing progress across all product lines. Performance was positive for our businesses in Eastern and Western Europe, which offset challenging trading conditions in the UK as construction activity declined amidst Brexit-related uncertainty.

Building Products saw continued improvements in 2019 reflecting a positive demand and pricing backdrop and like-for- like sales were 2% ahead of 2018. Underlying trends in residential and non-residential activity were positive in the West Coast and Southern regions of the US and our main markets in Europe also experienced good demand.

Our Europe Distribution business was divested at the end of October 2019 and was classified as discontinued operations for reporting purposes. The business experienced continued demand in mainland Europe aided by milder weather conditions, partly offset by challenges in Switzerland.

EBITDA (as defined)* of $4.5 billion was 18% ahead of 2018 (2018: $3.8 billion) with the benefit of solid underlying growth, continued focus on operational and commercial performance, margin-enhancing acquisition activity and the impact of IFRS 16 Leases. Reported profit after tax was $1.2 billion behind 2018 at $1.7 billion (2018: $2.9 billion), as 2018’s profit after tax was augmented by the $1.3 billion after tax profit on disposal on the sale of our Americas Distribution business.

The US Dollar strengthened against most major currencies during 2019 resulting in the average US Dollar/euro rate weakening from 0.8467 in 2018 to 0.8933 in 2019 and the Pound Sterling weakening from an average 0.7491 in 2018 to 0.7841 in 2019. Overall currency movements resulted in an unfavourable net foreign currency translation impact on our results as shown on the table below. The average and year-end 2019 exchange rates of the major currencies impacting on the Group are set out on page 146.

Liquidity and Capital Resources

- 2019 compared with 2018

The comments that follow refer to the major components of the Group’s cash flows for 2019 and 2018 as shown in the Consolidated Statement of Cash Flows on page 136.

Throughout 2019, the Group remained focused on cash management, targeting working capital in particular. Management delivered a net working capital outflow of $71 million in 2019 (2018: $547 million), and together with 2019’s improved profitability and the positive impact of the non-reoccurrence of cash outflows related to the Americas Distribution discontinued operation (primarily the tax paid on the profit on disposal) the Group’s operating cash flow increased to $3.9 billion (2018: $2.2 billion).

Key Components of 2019 Performance

$ million	Sales revenue	EBITDA (as defined)*	Operating profit	Loss on disposals	Finance costs (net)	Assoc. and JV PAT (i)	Pre-tax profit

2018	27,449	3,799	2,446	(121)	(414)	57	1,968

Exchange effects	(574)	(57)	(26)	(1)	9	(1)	(19)

2018 at 2019 rates	26,875	3,742	2,420	(122)	(405)	56	1,949

Incremental impact in 2019 of:

- 2018/2019 acquisitions	1,034	183	78	-	(49)	-	29

- 2018/2019 divestments	(704)	(59)	(20)	(56)	2	-	(74)

- Leases	-	349	45	-	(69)	-	(24)

- Organic	927	263	270	(11)	31	11	301

2019	28,132	4,478	2,793	(189)	(490)	67	2,181

% Total change	2%	18%	14%				11%

% Organic change	3%	7%	11%				15%

(i)	CRH’s share of after-tax profits of joint ventures and associated undertakings.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.
1.

Net Debt/EBITDA (as defined)* is a non-GAAP measure as defined on page 215. For 2018, the Group net debt position ($7,998 million) includes debt related to operations discontinued in 2019 and therefore for comparability purposes the 2018 calculation uses EBITDA (as defined)* from continuing and discontinued operations ($3,969 million).

35

Focused investment in property, plant and equipment in markets and businesses with increased demand backdrop and efficiency requirements, resulted in higher cash outflows of $1.4 billion (2018: $1.3 billion).

Reflective of the ongoing strategy of active portfolio management, the Group invested $0.8 billion on 62 transactions in 2019 (including deferred and contingent consideration in respect of prior year acquisitions) (2018: $4.1 billion). This was financed by divestment and disposal proceeds of $2.3 billion (net of cash disposed and deferred proceeds) (2018: $3.6 billion).

The Group continued its share buyback programme and, in 2019, 27.4 million (2018: 27.9 million) ordinary shares were repurchased on the London Stock Exchange (LSE) and Euronext Dublin for a total consideration of $0.9 billion (2018: $0.9 billion), at an average price of $32.31 (2018: $32.80) per share. These buybacks, together with cash dividend payments of $0.7 billion (2018: $0.6 billion), reflected the Group’s continued commitment to returning excess cash to shareholders.

Year-end 2019 interest-bearing loans and borrowings were $15.8 billion. At year end 2019, the weaker euro against the US Dollar had a favourable translation impact on net debt.

Development Review

2019	2018

The Building Products Division completed a total of 16 bolt-on acquisitions at a cost of c. $514 million. Four of these acquisitions were completed in Europe and one in Australia at a cost of $75 million, while the remaining 11 were completed in North America for consideration of c. $439 million. One of the largest acquisitions in 2019 was the November acquisition of Torrent Resources, Inc. for c. $84 million. This acquisition strengthens CRH’s storm water and water management presence in Western US and offers significant commercial and operational synergy potential to our Infrastructure Products business.

The Americas Materials Division completed 27 bolt-on acquisitions and two investments at a cost of c. $235 million, the majority of which were designed to bolster our operational footprint through the addition of c. 260 million tonnes of mineral reserves. The most significant acquisition in Americas Materials was that of Windsor Rock products for c. $36 million. The Europe Materials Division completed 15 bolt-on acquisitions and two investments at a cost of c. $64 million.

On the divestment front, the Group completed 11 transactions and realised business and asset disposal proceeds of $2.3 billion. The majority of divestment proceeds related to the divestment of the Europe Distribution business in October 2019 for a final agreed consideration of $1.7 billion. Other transactions in 2019 included the divestment of the European Shutters & Awnings business for a total consideration of $0.3 billion in June 2019, the divestment of the Perimeter Protection business in Europe in September 2019 for $0.1 billion together with seven smaller business divestments completed in the US and UK.

On 31 December 2019, the Group divested of its share of the Indian joint venture, MHIL, for a total deferred consideration of $0.3 billion. In addition to these business divestments, the Group realised proceeds of $0.2 billion from the disposal of surplus property, plant and equipment.

In 2018, the Group spent a total of c. $4.1 billion (including deferred and contingent consideration in respect of prior year acquisitions) on 46 acquisition/ investment transactions. On the divestment front, the Group realised business and asset disposal proceeds of c. $3.6 billion.

The most significant acquisition in 2018 was the June acquisition of Ash Grove, which gave CRH a market leadership position in the North America cement market, allowing for greater vertical integration with our existing aggregates, asphalt and readymixed concrete businesses. In addition to the acquisition of Ash Grove, our Americas Materials Division completed 23 bolt-on acquisitions and one investment throughout the US and Canada for consideration of c. $435 million.

Our Europe Materials Division completed ten acquisitions across the UK, Ireland and France, and one investment in Poland for a total spend of c. $73 million. Our Building Products Division completed an acquisition in the UK, Germany, Belgium and Australia, in addition to six bolt-on acquisitions in the US at a total cost of c. $259 million. The acquisitions of Coral Industries and SIGCO extended Building Envelope’s geographic footprint and product offerings in the Southeast and Northeast US, respectively. Similarly, the Concrete Specialties acquisition and the Ash Grove packaging division added geographic exposure to Central US markets.

The majority of divestment proceeds related to the divestment of our Americas Distribution business in January 2018 for a final agreed consideration of c. $2.8 billion. In July 2018, the Group completed the divestment of our DIY business in the Netherlands and Belgium, together with certain related property assets, for total consideration of c. $0.5 billion. A further 18 smaller business divestments were completed across all segments demonstrating our continued focus on portfolio management. In addition to these business divestments, the Group realised proceeds of c. $0.1 billion from the disposal of surplus property, plant and equipment.

2020 Annual Report and Form 20-F

The new Hôtel ibis Styles Liège Guillemins in Belgium is a 102-bedroom modern 3 star hotel with a unique and fun comic book themed interior decorative concept throughout. Prefaco, part of CRH’s Europe Materials Division provided a range of precast concrete solutions to the project including 16,000 m² shuttering slabs, 10,000 m² double walls, 30 m³ beams and 102 stairs.

Across our businesses an uncompromising approach to workplace safety ensures that our people are protected from potential hazards as they go about their work and focus on delivering for our customers in the markets where we operate.

2020 Annual Report and Form 20-F

Segmental

Reviews

Americas Materials	40

Europe Materials	44

Building Products	48

A construction traffic utility team member directing subcontracted traffic labourers while establishing a safe work zone for this project on Route 16, Jackson, New Hampshire. Pike Industries, part of CRH’s Americas Materials Division was the Prime General Contractor on the paving project which involved the supply of c. 18,000 tonnes of hot mix asphalt. Safety is CRH’s top priority and our businesses demand the highest standards in pursuit of our target of zero harm across all our locations.

Americas Materials

Our Americas Materials Division is the leading building materials business in North America, supplying materials and providing paving and construction services in 46 US states and six Canadian provinces.

What We Do

As a vertically integrated supplier of building materials including cement, aggregates, readymixed concrete and asphalt, our businesses supply a broad range of construction projects including major public infrastructure, commercial buildings and residential structures.

For over 35 years our materials have helped to construct many of the structures that underpin everyday life including highways and bridges, schools and hospitals, workplaces and homes.

Our extensive reserves and network of well-located quarries are ideally positioned to enable us to service construction markets in regions with strong demand fundamentals.

CRH is the largest producer of aggregates and asphalt in North America and has leadership positions in readymixed concrete. It is the leading supplier of products for road construction and repair and maintenance demand in the US with 50% of our business related to infrastructure, a significant proportion of which is awarded by public tender for federal, provincial, state and local government authority road and infrastructure projects.

In addition, CRH is a leading producer of cement, with a footprint spanning Canada, Florida, Texas, the Midwest and Western US. In 2020, CRH adopted the Ash Grove name for all its North American cement businesses, unifying its 12 cement plants and 42 cement terminals under one recognised brand.

How We Create Value

CRH combines the flexibility, speed, close customer relationships and in-depth market knowledge of local businesses with the strength, shared expertise and operational excellence of a national network.

This focus on operational excellence and local knowledge is supported by a strong strategic centre which enables CRH to leverage talent, procurement synergies and efficiencies across the Division.

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

1. Geography, sector exposure and end-use balance are based on sales.

2. Net Assets at 31 December 2020 comprise segment assets less segment liabilities excluding lease liabilities as defined on page 214.

3. Throughout this document annualised volumes have been used which reflect the full-year impact of development activity during the year and may vary from actual volumes sold.

2020 Annual Report and Form 20-F

Our vertically integrated business model sets us apart in the industry and is fundamental to the Division’s development strategy, enabling us to create value throughout the supply chain.

For instance, materials produced by our aggregates and cement businesses are purchased by external customers as well as our own downstream materials businesses for products such as readymixed concrete and asphalt. By identifying businesses that can be integrated efficiently into our existing network, we create further opportunities for value creation and growth in what is a largely unconsolidated US building materials market.

In recent years we have grown our presence in higher growth southern states in the US to increase CRH’s exposure to the positive demand fundamentals in the southern and western areas of the country where there is higher population growth and good demand for our materials.

Throughout our business there is a constant focus on making our business more resilient and sustainable. This includes reducing emissions, increasing the use of alternative materials, accelerating sustainable product innovation and anticipating the evolving needs of our customers in response to the changing climate and weather patterns.

How We Structure

our Operations

Our materials businesses are organised geographically by region (North, South and West) and our cement platform across North America and Brazil. The North division comprises operations in 13 states and two Canadian provinces, the South division operates across 14 states, while the West division has operations in 19 states. The cement platform operates across 20 states, six Canadian provinces and three Brazilian states. In October 2020, the Group entered into a sales agreement to divest of its 100% holding in CRH Brazil. The transaction is expected to close in the first half of 2021.

In total, the Division has a network of 1,475 operating locations and employs approximately 27,400 people across 46 US states, six Canadian provinces and three Brazilian states.

Our Vertically Integrated Business

41

Operations Review - Americas Materials

Prior Year 2019

Results		Analysis of change

$ million	2018	Exchange	Acquisitions	Divestments	Leases	Organic	2019	% change

Sales revenue	10,572	-35	+736	-29	-	+382	11,626	10%

EBITDA (as defined)*	1,763	+2	+151	-6	+110	+174	2,194	24%

Operating profit	1,192	+5	+68	-4	+10	+152	1,423	19%

EBITDA (as defined)*/sales	16.7%						18.9%

Operating profit/sales	11.3%						12.2%

2019 was a strong year for Americas Materials, generating operating profit of $1.4 billion, 19% ahead of 2018. Headwinds driven by wet weather and increased raw materials costs in the first half of the year were offset by a stronger second-half performance reflecting increased volumes, positive pricing and reduced operating expenses. Organic sales were 4% ahead of 2018, while organic operating profit grew 13%.

Economic activity in the US remained favourable during 2019 with the infrastructure sector supported by the FAST Act as well as a significant number of local and state funded transportation projects. The Canadian market experienced growth during the year and economic expansion is expected to continue at a moderate pace.

Americas Materials completed 29 acquisitions/ investments in 2019 at a cost of c. $235 million, strengthening its operational footprint through the addition of c. 260 million tonnes of mineral reserves.

Building Materials

Total aggregates volumes benefited from acquisitions and finished 5% ahead of prior year, while like-for-like volumes were 1% ahead as a strong performance in the West division was partly offset by a focused reduction in lower margin contracts in the South division. Average prices increased 5% on a like-for-like basis and 4% overall compared with 2018 and margins were maintained against a backdrop of increased input costs.

Like-for-like and total asphalt volumes were 1% behind 2018 as flooding and tropical storms negatively impacted our West and South divisions, partly offset by strong demand in the North. Like-for-like prices improved 5%, more than offsetting higher input costs and resulted in strong margin expansion.

Total readymixed concrete volumes were 9% ahead of 2018 and prices improved 4%. Like-for-like volumes were 2% ahead as poor weather in the first half of the year for the West division was offset by strong volumes in the South division. Readymixed concrete margins were impacted by increased input costs.

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

Total sales in the South division increased 7% with improved volumes and pricing in all products. Strong pricing together with focused management of operating expenses resulted in a solid operating profit performance.

Strong pricing across all products, volumes growth in aggregates and readymixed concrete combined with contributions from acquisitions supported the West division’s total sales increase of 8%, 1% on a like-for-like basis. Despite challenges from weather, with flooding and record levels of rainfall in the first half of the year, and higher input costs, mainly bitumen and labour, favourable pricing across all products and tight cost control resulted in operating profit ahead of 2018.

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

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

2020 Annual Report and Form 20-F

Current Year 2020

Results		Analysis of change

$ million	2019	Exchange	Acquisitions	Divestments	Impairment/ One-offs[1]	Organic	2020	% change

Sales revenue	11,626	-37	+43	-39	-	-320	11,273	-3%

EBITDA (as defined)*	2,194	-2	+8	+2	-24	+227	2,405	10%

Operating profit	1,423	+1	+5	+5	-25	+222	1,631	15%

EBITDA (as defined)*/sales	18.9%						21.3%

Operating profit/sales	12.2%						14.5%

1One-offs primarily due to COVID-19 related restructuring costs

Americas Materials generated EBITDA (as defined)* of $2.4 billion, 10% ahead of prior year and operating profit of $1.6 billion, 15% ahead of prior year despite lower sales which were 3% behind. COVID-19 restrictions negatively impacted sales volumes in the second quarter, particularly in the North division, with sales in the South division impacted by project delays in key states. Solid price progression, operational efficiencies, focused cost containment and lower energy costs drove margin expansion across all regions and product lines. Strong demand in the central and western parts of the US resulted in like-for-like sales growth across all lines of business in the West region.

Overall economic and construction activity across our markets was impacted by the global pandemic; however, government stimulus to help support the US economy was implemented, while infrastructure investment was underpinned by a one-year extension of the US FAST Act.

During 2020 Americas Materials completed seven acquisitions in the US and Canada including aggregates, asphalt, readymixed concrete, paving and construction operations at a total cost of $163 million. These acquisitions in addition to several mineral reserve purchases in the US will continue to support future growth in key markets.

Building Materials

On a like-for-like basis, aggregates volumes were 2% lower but margins improved as prices were 4% higher compared to 2019. Volumes in the North division were predominantly impacted by COVID-19 restrictions in the second quarter of the year while the South division experienced lower demand primarily due to unfavourable weather in the first half of the year. Solid underlying business activity in the West division generated sales growth during the year. Prices were favourable across all divisions with the strongest contributions from the North and South divisions.

Asphalt volumes were 6% lower on a like-for-like basis due to the impact of COVID-19 restrictions on the North division and slower project bidding in key states in the South. Volumes in the West division were ahead of prior year with a strong order book of business supported by more favourable weather compared to 2019. Asphalt margins improved, benefiting from good commercial management, lower input costs, operational efficiencies and strong cost control.

Readymixed concrete volumes were 4% behind prior year on both a total and like-for-like basis as higher volumes in the South division during the second half of the year did not fully offset lower volumes in the North and West. Strong commercial discipline delivered total and like-for-like prices up 6%, more than offsetting lower sales volumes, resulting in improved margins.

Paving and construction revenues were 6% behind prior year on a total and like-for-like basis. COVID-19 impacted the North division through government mandated restrictions, while the South experienced delayed bidding on projects in key markets due to uncertainty in state and local funding sources. The West division experienced significant growth in revenues driven by strong demand in the Central West and Mountain West regions. Overall construction margins finished ahead of prior year.

Regional Performance

Like-for-like sales for the North division were 6% lower than 2019 as COVID-19 restrictions impacted volumes across the business. Favourable prices and lower input costs offset lower volumes and delivered operating profit improvements for the North division across the product range.

The South division’s total sales were 7% behind prior year driven by lower asphalt and construction volumes in key states as projects were delayed. Like-for-like readymixed concrete volumes were higher than the prior year as growth in our core Florida and Texas markets continued. Commercial and operational excellence across all product lines supported strong operating profit performance.

The West division increased total sales by 3% by executing on strong backlogs with support from favourable weather in comparison to the first half of 2019. Good incremental volumes coupled with strong price discipline and cost control resulted in operating profit improvements.

Cement

Our cement business delivered operating profit growth in 2020, driven primarily by strong price realisation, performance improvement initiatives and cost saving measures. Sales volumes in the US operations were 2% ahead of prior year on a total and like-for-like basis as strong demand in the west more than offset COVID-19 related impacts in other regions. Volumes in Canada were behind 2019 due to the impact of COVID-19 restrictions, particularly during the first half of the year.

Cement consumption in Southeast Brazil increased in 2020 enabling CRH to achieve volume growth combined with increased prices which resulted in operating profit improvements.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

43

Europe Materials

Our Europe Materials Division is the leading building materials business in Europe with a broad geographic reach spanning 19 countries across Western and Eastern Europe.

What We Do

Our Europe Materials businesses manufacture and supply a range of building materials including aggregates, cement, lime, asphalt, readymixed concrete, infrastructural concrete, as well as paving and construction services.

The Division operates primarily across Western and Eastern Europe as well as in Southeast Asia, supplying a broad range of construction projects from public infrastructure to commercial and residential projects. Its customers include national, regional and local governments, building contractors and other construction product and service providers.

The Division has exposure across each of the residential, non-residential and infrastructure sectors with operations geographically balanced across the European continent.

As with CRH’s materials businesses in North America, the Europe Materials Division is vertically integrated and founded in resource-backed aggregates and cement assets. The Division has regional leadership positions in aggregates and readymixed concrete and is a leading producer of cement and lime in Europe. Within Asia, it is the second largest producer of cement in the Philippines.

In Western Europe, we have grown our businesses and market leadership positions steadily over decades with a broad range of well-established materials businesses, across all product types, operating in 11 countries.

In Eastern Europe we have built up a strong portfolio of businesses across eight countries with our traditionally strong cement operations complemented by lime, aggregates, readymixed concrete, asphalt and infrastructural concrete in many regional markets.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.
1.	Geography, sector exposure and end-use balance are based on sales.
2.	Net Assets at 31 December 2020 comprise segment assets less segment liabilities excluding lease liabilities as defined on page 214.
3.	Throughout this document annualised volumes have been used which reflect the full-year impact of development activity during the year and may vary from actual volumes sold.

2020 Annual Report and Form 20-F

How We Create Value

Our Europe Materials businesses are differentiated in local markets by deep market knowledge which drives performance, and a proven track record of serving the unique needs of local customers. Value creation is a continuous focus for the Division.

With a strong and stable core market in Western Europe and an increasingly important growth market in Eastern Europe, we are constantly focused on identifying opportunities to extend and strengthen our positions in regional markets. We do this through identifying bolt-on and new acquisition opportunities which can be efficiently integrated with existing operations and which enable us to capitalise on growth opportunities and further expand our offering to local customers.

Our vertically integrated business model means that we can maximise the use of our assets through a combination of self-supply to our downstream operations as well as sales to our external customers.

Our strong track record in acquiring businesses that provide vertical integration opportunities helps ensure that we are competitive in all product lines and well positioned to deliver a strong return on our assets.

We place a great emphasis on commercial and operational excellence across our extensive network leveraging talent, synergies for procurement, cost and logistics management.

We recognise the efficiencies that can be realised in our materials businesses through improving the environmental performance of our operations. We are continually extending our use of alternative fuels, alternative raw materials and other technologies to produce and deliver more sustainable building materials for our customers.

How We Structure

Our Operations

Our Europe Materials Division operates in 19 countries in Europe and two in Asia and is organised across five operational clusters (Tarmac (UK), Europe North, Europe West, Europe East and Asia).

The Division employs approximately 26,800 people at over 1,155 locations. A further 5,820 people are employed in our equity accounted investment in China.

Where Our Products Are Used

45

Operations Review - Europe Materials

Prior Year 2019

Results		Analysis of change

$ million	2018	Exchange	Acquisitions	Divestments	Leases	Organic	2019	% change

Sales revenue	9,498	-417	+39	-30	-	+419	9,509	-

EBITDA (as defined)*	1,106	-47	+2	+1	+127	+19	1,208	9%

Operating profit	575	-24	-1	+2	+18	+52	622	8%

EBITDA (as defined)*/sales	11.6%						12.7%

Operating profit/sales	6.1%						6.5%

Overall Europe Materials experienced a positive year with good organic sales growth and particularly strong performances in Eastern Europe, the Philippines, France and Ireland. Operating profit was ahead of 2018 as price increases and a good contribution from performance improvement initiatives offset higher input costs and the impact of more challenging trading conditions in the UK.

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

Europe West

Sales and operating profit in France benefited from favourable trading conditions as good underlying demand in the non-residential and civil engineering sectors resulted in volumes growth and a positive pricing environment for key products. Ongoing performance improvement initiatives and cost savings also positively impacted profitability. Sales in the Benelux were ahead of 2018, with a positive contribution from our Dutch precast businesses reflecting good demand in the residential sector, while improved readymixed concrete pricing was partly offset by weaker volumes in the Belgian precast business. Excluding the impact of one-off income in 2018, operating profit finished ahead of 2018.

In Denmark, sales were ahead of 2018, as the business benefited from good demand aided by additional production capacity together with progress in pricing. Operating profit finished broadly in line with 2018 impacted by the non-recurrence of one-off income in 2018. In Spain, increased demand resulted in improved readymixed concrete volumes and prices and despite lower cement volumes, sales and operating profit finished ahead of 2018.

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

Asia

Domestic demand for cement in the Philippines remained strong; however, delays in government infrastructure spending impacted cement volumes. While overall sales were in line with 2018, advances in pricing, performance improvement initiatives and cost savings resulted in operating profit well ahead of 2018.

In Yatai Building Materials, strong volumes growth was only partly offset by lower prices, driven by intense local competition and lower margins on exports, resulting in higher operating profit than 2018.

On 31 December 2019, the Group divested of its share of the Indian joint venture, MHIL, for a total deferred consideration of $0.3 billion. During the year, reduced demand in housing negatively impacted cement demand in MHIL’s key markets in Andhra Pradesh and Telangana; despite this, operating profit was ahead of 2018 as pricing improved.

*  EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

2020 Annual Report and Form 20-F

Current Year 2020

Results		Analysis of change

$ million	2019	Exchange	Acquisitions	Divestments	Impairment	One-offs[1]	Organic	2020	% change

Sales revenue	9,509	+105	+63	-27	-	-	-509	9,141	-4%

EBITDA (as defined)*	1,208	+14	+7	-3	-	-83	-88	1,055	-13%

Operating profit/(loss)	622	+5	+1	-2	-660	-83	-73	-190	-131%

EBITDA (as defined)*/sales	12.7%							11.5%

Operating profit/(loss)/sales	6.5%							-2.1%
[1]One-offs primarily due to COVID-19 related restructuring costs

Europe Materials experienced a challenging year as the recovery in the second half of the year could not fully mitigate the significant impact of COVID-19 related restrictions in the second quarter. Overall sales, EBITDA (as defined)* and operating performance finished below 2019 levels as strong performances in our Eastern European businesses were offset by a more challenging backdrop in a number of countries across Western Europe. A combination of volume growth, progress in pricing, good cost control and performance improvement initiatives drove some recovery in the second half of the year.

Arising from the Group’s impairment testing process and as a result of the combined economic impacts of COVID-19 and Brexit, total non-cash impairment charges of $0.8 billion were recognised in 2020. Europe Materials recorded impairment charges of $0.7 billion in its operating profit, primarily related to its UK business. A further $0.15 billion impairment charge was recorded on the Group’s associate investment in China.

Tarmac (UK)

Strict COVID-19 restrictions resulted in widespread plant shutdowns during the second quarter which significantly impacted volumes during this period. Trading recovered as the year progressed, with increased paving activity in the second half of the year supporting improved aggregates and asphalt volumes; however, readymixed concrete volumes were slower to recover due to market uncertainty. Operating profit, impacted by the lower volumes, impairment charges and restructuring costs, finished below 2019 levels.

Europe North

In our UK cement and lime business, sales and operating profit were behind 2019 despite positive pricing as COVID-19 restrictions impacted activity levels. Ireland also experienced significant COVID-19 related restrictions in the second quarter of 2020; however, strong cement volumes in the second half of the year, cost savings initiatives and robust pricing across all product lines saw operating profit outperform 2019. Sales in Finland were ahead of prior year, but operating profit was impacted by less favourable product mix.

Europe West

In France, cement volumes recovered in the second half of the year and good pricing was maintained across all products; however, overall volumes were significantly impacted by COVID-19 restrictions in the first half of the year. Sales and operating profit in France were below 2019 levels despite ongoing performance improvement and cost savings initiatives. Like-for-like operating profit in the Benelux finished ahead of 2019, with a positive contribution from our Dutch structural businesses partly offset by lower cement and structural concrete volumes in Belgium.

In Denmark, sales and operating profit finished behind 2019, due to weaker new residential construction partially offset by strong cost control. Sales volumes and operating profit in Spain were affected by COVID-19 restrictions despite focused cost control actions. Challenging cement and readymixed concrete volumes in Switzerland were partially offset by cement price increases, good aggregates volumes and cost savings initiatives but operating profit finished behind 2019 levels. In Germany, sales were broadly in line with 2019 levels, as increases in cement pricing offset slightly lower lime volumes. Operating profit finished behind 2019 due to the impact of higher input costs.

Europe East

Cement sales in Poland were slightly ahead of 2019 as positive cement pricing more than offset lower volumes, and overall operating profit was ahead due to good cost control and lower fuel costs. Operating profit was also ahead of 2019 in Ukraine despite a challenging pricing environment as cost savings initiatives and lower fuel and logistics costs resulted in improved performance. In Romania, sales and operating profit both strongly exceeded prior year, as a continuation of infrastructure projects, the positive impact of local and national elections and increased residential repair works contributed to growing cement demand with pricing above 2019 levels.

Positive pricing in both Slovakia and Hungary coupled with good cost control contributed to operating profit ahead of 2019 despite both economies being impacted by COVID-19 and an overall decline in construction output. In Serbia, sales and operating profit were ahead of 2019 with higher cement volumes, positive pricing and business improvement initiatives.

Asia

Domestic demand for cement in the Philippines was severely impacted between mid-March and May as COVID-19 restrictions resulted in plant shutdowns. Despite this challenging backdrop and lower pricing, operating profit finished well ahead of 2019 due to cost savings, performance improvement initiatives and improved volumes in the second half of the year.

CRH’s operations include a 26% stake in Yatai Building Materials in China where, despite a severe COVID-19 impact in the first quarter, full year cement volumes ended ahead of 2019. Pricing remained challenging in the region which, in addition to the non-cash impairment charge resulted in operating profit below 2019 levels.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

47

Building Products

CRH’s Building Products Division operates across 19 countries and is a leading manufacturer and supplier of high quality, value-added, innovative products and solutions for construction markets globally.

What We Do

Established in 2019, the Building Products Division has brought together CRH’s related products businesses in Europe, North America and Asia Pacific. These businesses are involved in the manufacture and supply of a wide range of products and solutions for use primarily in residential and non-residential construction projects globally.

Building Products is comprised of four strategic product groups: Architectural Products, Building Envelope, Infrastructure Products and Construction Accessories. Together these businesses provide solutions that are tailored to meet current market demand while also working with customers to innovate and develop new solutions that address longer-term opportunities presented by economic development, changing demographics, sustainable development and other evolving global construction trends.

The Division has leading positions, across multiple markets, in all four product groups. From glazing systems to concrete masonry and hardscapes for residential and non-residential developments, to infrastructure precast products supplied to utilities and transportation, to connecting, fixing and anchoring products for challenging construction applications; our products shape and enhance the built environment and play a vital role in construction projects big and small.

Working closely with customers to understand their unique needs and challenges, innovating at both process and product level, and the relative ease with which certain products can be transported and applied are all key features of our Building Products businesses.

How We Create Value

CRH’s Building Products Division is uniquely placed to meet the needs of evolving construction demand. By combining the strengths of our individual products businesses into one global platform, balanced across geographies and end-use sectors, we leverage our scale, talent, brands, customer relationships and technical expertise, to create value and deliver superior performance.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.
1.	Products, sector exposure and end-use balance are based on sales.
2.	Net Assets at 31 December 2020 comprise segment assets less segment liabilities excluding lease liabilities as defined on page 214.

2020 Annual Report and Form 20-F

The Division’s exposure to attractive end-use markets provides for higher growth prospects and balance through the cycle, while lower capital intensity of these businesses supports superior returns and good cash conversion.

An innovation-led approach to the development of sustainable building products and solutions is a key characteristic of our business, while our ability to customise solutions and create bespoke products creates competitive advantage and helps to drive sustainable growth.

Our strategy is to build and grow scalable businesses and to adapt and grow as our markets evolve. For example, in 2020 we united all our Construction Accessories businesses across four continents under one global brand, Leviat.

By bringing these businesses together under one name, we are better equipped to leverage our full design and manufacturing capabilities, establishing a world leader in connecting, fixing and anchoring technology to accelerate the launch of new, game-changing innovations in construction accessories.

Our development focus aims to deepen our position in existing business platforms and to broaden our differentiated product portfolio. We assess development opportunities through the lens of providing access to growth markets that are favourably exposed to global megatrends. These include increasing urbanisation, the growth of cities and the demand for more sustainable forms of construction.

How we structure

our operations

Our Building Products Division is structured around four core product groups: Architectural Products, Building Envelope, Infrastructure Products and Construction Accessories.

The Division employs approximately 22,900 people at close to 480 locations across 19 countries.

Creating Value Through Our Global Scale

49

Operations Review - Building Products

Prior Year 2019

Results		Analysis of change

$ million	2018	Exchange	Acquisitions	Divestments	Leases	Organic	2019	% change

Sales revenue	7,379	-122	+259	-645	-	+126	6,997	-5%

EBITDA (as defined)*	930	-12	+30	-54	+112	+70	1,076	16%

Operating profit	679	-7	+11	-18	+17	+66	748	10%

EBITDA (as defined)*/sales	12.6%						15.4%

Operating profit/sales	9.2%						10.7%

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

Architectural Products

Architectural Products in North America experienced good sales growth, capitalising on solid residential RMI demand and favourable weather in most markets, especially in Eastern US. Product mix optimisation and targeted selling prices helped to recover input cost inflation in most markets, but trading was partly offset by challenging market conditions in

Canada. Overall, the business delivered strong operating profit growth, bolstered by operating efficiencies, contributions from acquisitions and cost reduction initiatives.

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

The Shutters & Awnings business, which was divested in June, recorded results similar to the comparable period in 2018, with the positive impact of more benign weather conditions in the first half of the year offset by increased competition in Germany.

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

Infrastructure Products

Our Infrastructure Products business in North America recorded healthy sales growth in 2019 due to good demand for both private construction and public infrastructure, particularly in the Southeast and West regions of the US. Building on progress in 2018, Infrastructure Products was successful at delivering price increases in excess of input cost inflation.

The business recorded significantly increased operating profit due to improved operational efficiencies, commercial initiatives and overhead cost control. The business also experienced another year of backlog growth in 2019.

Our European and Australian business (formerly Network Access Products) delivered a year of solid growth. Performance in Europe was well ahead of 2018 due to increased sales to the telecom and rail sectors. However, Australian sales were below 2018 due to challenging market conditions in the telecom sector. Overall operating profit finished ahead of 2018.

The Perimeter Protection business was divested in September. Compared with the same period in 2018, the business recorded lower sales while operating profits advanced due to cost improvements.

Construction Accessories

The US business achieved strong organic sales and operating profit growth due to increased volumes and prices against the backdrop of a solid US non-residential market. The Construction Accessories business in Europe recorded a 4% increase in like-for-like sales compared with 2018, along with higher operating profit, driven by commercial excellence initiatives and positive market trends in certain geographies. Revenue growth was driven by the UK, France, the Netherlands and Switzerland. Our German business was impacted by increased competition and market uncertainty during the second half of the year.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

2020 Annual Report and Form 20-F

Current Year 2020

Results		Analysis of change

$ million	2019	Exchange	Acquisitions	Divestments	Impairment/ One-offs[1]	Organic	2020	% change

Sales revenue	6,997	+14	+262	-347	-	+247	7,173	3%

EBITDA (as defined)*	1,076	-	+50	-32	-15	+91	1,170	9%

Operating profit	748	-1	+26	-17	-19	+85	822	10%

EBITDA (as defined)*/sales	15.4%						16.3%

Operating profit/sales	10.7%						11.5%
			[1] One-offs primarily due to COVID-19 related restructuring costs

In 2020, Building Products recorded like-for-like sales growth of 4% due to strong residential RMI demand, especially in North America, which more than offset the effect of a more subdued non-residential sector. Ongoing business improvement initiatives and COVID-19 mitigating actions delivered higher margins through production efficiencies, commercial excellence, procurement savings and overhead cost control. On a like-for-like basis EBITDA (as defined)* increased by 8% and operating profit by 11%, as a result of the improved sales growth and continued progress with cost reductions.

Following a strong start to the year, economic conditions in North America and Europe were significantly impacted by COVID-19. The pandemic particularly affected non-residential construction activity while the residential sector was bolstered by increased home improvement activity.

Activity levels in North America were impacted by COVID-19 restrictions from the first quarter of 2020, mostly affecting the West Coast, Northeastern US, and Canada. In Europe, construction markets showed resilience in Central and Eastern European countries, while much of Western Europe, notably the UK, France, and Belgium, saw more severe volume impacts from lockdown restrictions, particularly in the first half of the year.

Two divestments and six bolt-on acquisitions were completed in 2020. Building Products’ largest acquisitions were two manufacturers of underground enclosures in Tennessee and Texas, both within Infrastructure Products.

Architectural Products

Architectural Products in North America delivered strong sales growth in 2020, reflecting positive market demand across all product groups and regions. With North America seeing heightened residential RMI demand, sales through both our retail and professional channels increased. The businesses delivered significant margin expansion from the continued focus on operational excellence, as well as modest price growth and tight overhead cost control. Sales in our European businesses were ahead mainly due to volume growth in Germany and Poland.

Building Envelope

Building Envelope’s sales were lower than 2019, with COVID-19 restrictions unfavourably impacting volumes across key products and geographies, particularly at C.R. Laurence. Volumes were impacted by the softening of non-residential markets, with a number of projects being delayed or cancelled, while the selling price environment remained competitive. As restrictions eased, the rate of sales decline lessened over the course of the second half. Operating profit was behind 2019 as a result of lower volumes, partly offset by cost management initiatives.

Infrastructure Products

Like-for-like sales were lower than 2019 because of reduced demand as a number of non-residential and public infrastructure projects were delayed or cancelled due to COVID-19. However, sales of key products to the communications sector and electric utilities proved to be resilient as demand for IT infrastructure was strong. The business recorded increased like-for-like operating profit due to continued performance improvement measures and focused cost control. Europe recorded lower like-for-like sales in 2020 because of COVID-19 restrictions in key markets, particularly the UK. In Australia, like-for-like sales were below prior year due to continued challenges in the telecom sector in the country.

Construction Accessories

Like-for-like sales were lower than 2019 because of COVID-19 shutdowns affecting project activity particularly in the first half. In Europe, sales were worst affected in Western Europe, with Central and Eastern European markets experiencing more resilient demand. Sales in Australia benefited from several large infrastructure projects, while North America recorded lower like-for-like sales due to increased competition, further compounded by COVID-19. Operating profit was lower in 2020, as the unfavourable volume impact was only partly offset by overhead cost savings and benefits from ongoing procurement, commercial and operational initiatives.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

Through a values-driven culture we strive to

maintain the highest standards of corporate

governance and ethical business conduct.

We are transparent in our processes and

outcomes, believing this builds trust and

ensures responsible leadership.

2020 Annual Report and Form 20-F

An employee of TexasBit, part of CRH’s America’s Materials Division at a paving project in Waco, Texas. Masks are a common feature of personal protective equipment (PPE) used by employees in a variety of work environments. During the pandemic CRH businesses have donated masks and other PPE to hospitals and health services in local communities around the world.

53

Board of Directors

Richie Boucher Chairman Appointed to the Board: March 2018 Nationality: Irish Age: 62 Committee membership:	Albert Manifold Chief Executive Appointed to the Board: January 2009 Nationality: Irish Age: 58 Committee membership:	Senan Murphy Group Finance Director Appointed to the Board: January 2016 Nationality: Irish Age: 52 Committee membership:

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

Qualifications: Bachelor of Arts (Economics) from Trinity College, Dublin; Fellow of the Institute of Banking in Ireland.

External appointments:

Listed: Director of Kennedy-Wilson Holdings, Inc., a global real estate investment company.

Non-listed: Non-executive Director of Clonbio Group Limited, which manufactures sustainable bio products and produces renewable energy.

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

Qualifications: Fellow of Chartered Accountants Ireland; Bachelor of Commerce; and a Diploma in Professional Accounting from University College Dublin.

External appointments:

Listed: Not applicable.

Non-listed: Not applicable.

Board Committees

Acquisitions,	Nomination & Corporate	Safety, Environment
Divestments & Finance	Governance	& Social Responsibility

Audit	Remuneration	Committee Chairman

2020 Annual Report and Form 20-F

Gillian L. Platt Senior Independent Director Appointed to the Board: January 2017 Nationality: Canadian Age: 67 Committee membership:	Richard Fearon Non-executive Director Appointed to the Board: December 2020 Nationality: United States Age: 64 Committee membership:	Johan Karlström Non-executive Director Appointed to the Board: September 2019 Nationality: Swedish Age: 64 Committee membership:

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

Non-listed: Not applicable.

Skills and experience:

Richard is currently the Vice Chairman and Chief Financial and Planning Officer of Eaton Corporation plc, a global power management company, roles he has held since 2009 and 2002, respectively. He has responsibility and oversight for a number of key operational and strategic functions at Eaton, including accounting, control, corporate development, information systems, internal audit, investor relations, strategic planning, tax and treasury functions. He will retire as an executive and from the Board of Eaton at the end of March 2021. Prior to joining Eaton, he served in development and strategic planning management positions at several large diversified companies, including as Senior Vice President of Corporate Development at Transamerica Corporation, General Manager of Corporate Development for Singapore-based NatSteel Ltd and Director of Strategic Planning at The Walt Disney Company. He has also served as a management consultant at the Boston Consulting Group, Booz Allen Hamilton and Willow Place Partners.

Qualifications: Bachelor of Arts in Economics from Stanford University; Masters of Business Administration from Harvard Business School; and a Juris Doctorate from Harvard Law School.

External appointments:

Listed: Director of Eaton Corporation plc; Non-executive and Lead Director of Avient Corporation; and Director of Crown Holdings, Inc.

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

Qualifications: Masters degree in Engineering from the KTH Royal Institute of Technology, Sweden.

External appointments:

Listed: Non-executive Director of Sandvik AB.

Non-listed: Not applicable.

55

Board of Directors - continued

Shaun Kelly Non-executive Director Appointed to the Board: December 2019 Nationality: Dual United States and Irish Age: 61 Committee membership:	Lamar McKay Non-executive Director Appointed to the Board: December 2020 Nationality: United States Age: 62 Committee membership:	Heather Ann McSharry Non-executive Director Appointed to the Board: February 2012 Nationality: Irish Age: 59 Committee membership:

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

Qualifications: Fellow of Chartered Accountants Ireland and a US Certified Public Accountant; Bachelor of Commerce and Diploma in Professional Accounting from University College Dublin; and an honorary doctorate from Queen’s University Belfast.

External appointments:

Listed: Not applicable.

Non-listed: Non-executive Director of Park Indemnity Limited. Shaun holds a number of non-profit board memberships.

Audit Committee Financial Expert as determined by the Board

Skills and experience:

Lamar was until July 2020 Chief Transition Officer of BP plc. During a 40 year career in Amoco and subsequently with BP, following the merger of the two companies, Lamar held a variety of senior executive roles, including responsibility for BP’s interests in the TNK-BP joint venture, Chairman and CEO of BP Americas (during which period he acted as President of the Gulf Coast Restoration Organisation and Chief Executive Officer for BP’s world-wide Upstream Division). From April 2016 to February 2020 he was Deputy Group Chief Executive Officer of BP, a role in which he had a wide range of accountabilities, including safety, operational risk, legal affairs, technology, economic insight, long range planning and strategy with the latter responsibilities particularly influencing capital allocation planning and BP’s sustainability initiatives.

Qualifications: Bachelor of Science from Mississippi State University.

External appointments:

Listed: Non-executive Director of Apache Corporation.

Non-listed: Not applicable.

Skills and experience:

Heather Ann is a former Managing Director Ireland of Reckitt Benckiser and Boots Healthcare and was previously a non-executive Director of Bank of Ireland plc and IDA Ireland.

Qualifications: BComm, MBS.

External appointments:

Listed: Non-executive Director of International Consolidated Airlines Group, S.A. and Jazz Pharmaceuticals plc.

Non-listed: Not applicable.

Board Committees

Acquisitions,	Nomination & Corporate	Safety, Environment
Divestments & Finance	Governance	& Social Responsibility

Audit	Remuneration	Committee Chairman

2020 Annual Report and Form 20-F

Mary K. Rhinehart Non-executive Director Appointed to the Board: October 2018 Nationality: United States Age: 62 Committee membership:	Lucinda J. Riches Non-executive Director Appointed to the Board: March 2015 Nationality: British Age: 59 Committee membership:	Siobhán Talbot Non-executive Director Appointed to the Board: December 2018 Nationality: Irish Age: 57 Committee membership:

Skills and experience:

Mary is Chairman of Johns Manville Corporation, a Berkshire Hathaway company, which is a leading global manufacturer of premium-quality building products and engineered specialty materials. Over 40 years with Johns Manville she has held a wide range of global leadership roles, encompassing responsibility for business management and strategic business development and was also Chief Financial Officer. Mary was until recently a non-executive Director of Ply Gem Holdings Inc., a leader in exterior building products in North America, and lead Director of CoBiz Financial Inc.

Qualifications: Bachelor’s degree in Finance from the University of Colorado; MBA from the University of Denver.

External appointments:

Listed: Not applicable.

Non-listed: Chairman of Johns Manville Corporation; non-executive Director of Graphic Packaging Holding Company and member of the Board of Trustees of the University of Denver.

Skills and experience:

Lucinda spent the majority of her career in investment banking, including 21 years in UBS Investment Bank and its predecessor firms where she worked until 2007. She held senior management positions in the UK and the US, including Global Head and Chairman of UBS’ Equity Capital Markets Group and Vice Chairman of the Investment Banking Division.

Qualifications: Masters in Philosophy, Politics and Economics from the University of Oxford; and a Masters in Political Science from the University of Pennsylvania.

External appointments:

Listed: Non-executive Director of Ashtead Group plc, Greencoat UK Wind plc and ICG Enterprise Trust plc.

Non-listed: Not applicable.

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

Qualifications: Fellow of Chartered Accountants Ireland; Bachelor of Commerce; and a Diploma in Professional Accounting from University College Dublin.

External appointments:

Listed: Group Managing Director of Glanbia plc.

Non-listed: Director of the Irish Business Employers Confederation (IBEC).

Audit Committee Financial Expert as determined by the Board.	Audit Committee Financial Expert as determined by the Board

57

Corporate Governance Report

The Corporate Governance Report contains details of CRH’s governance structures and highlights areas of focus for the Board over the last year. In keeping with prior years, details of CRH’s general governance practices are available in the governance appendix on CRH’s website, www.crh.com (the ‘Governance Appendix’)1. CRH implemented the 2018 UK Corporate Governance Code (the ‘2018 Code’) and this Report explains how the principles of the 2018 Code have been applied.

Operation of the Board in the context of COVID-19

Since the onset of the COVID-19 pandemic, the Board has met remotely through the use of video technology. Whilst the lack of in-person interaction, both in formal and informal settings, presents challenges I am pleased to report that the cohesiveness of the Board was not adversely impacted. In addition, we were able to support the management team in navigating through an unprecedented crisis and focus on the objectives the Board had set itself for the year.

As outlined in other sections of this Annual Report, the safety and well-being of our people was our main priority in the last 12 months. The Board received regular reports on the impact of COVID-19 on our employees and provided oversight in relation to the many initiatives to support and communicate with them. In addition, we reviewed and considered the impact of CRH’s payment policies on our customers and suppliers. We also spent a significant amount of time on the Company’s strategy, with an in-depth focus on areas such as vertical integration, the assessment of our portfolio of businesses and the way they are organised, and government infrastructure funding.

The safety and well-

being of our people

was our main priority

in the last 12 months.”

Richie Boucher

Chairman

Despite the challenges of COVID-19 restrictions, our ongoing process of Board renewal is continuing. Our work in this area since last year’s report is outlined in detail in the Nomination & Corporate Governance Committee’s report to shareholders on pages 64 to 66.

Stakeholder Engagement

Prior to the 2020 Annual General Meeting (AGM), we actively engaged with CRH’s major shareholders on the AGM agenda and general governance matters. This process, which has been in place for many years, was especially valuable in understanding investor perspectives and priorities in the context of the COVID-19 pandemic.

As mentioned in my introduction to this Annual Report on page 5, I have also engaged extensively with shareholders on progress in relation to my priorities as Chairman and we have actively engaged with investor groups on various important matters, including sustainability.

In addition, the Board receives recommendations from the Safety, Environmental and Social Responsibility (SESR) Committee in relation to the areas within its remit, which includes overall responsibility for employee engagement. The work

1.  The Governance Appendix is published in conjunction with the Directors’ Report in compliance with Section 1373 of the Companies Act 2014. For the purposes of Section 1373(2) of the Companies Act 2014, the Governance Appendix and the risk management disclosures on pages 26 to 29 and 106 to 111 form part of, and are incorporated by reference into, this Corporate Governance Report.

   The primary (premium) listing of CRH plc is on the LSE, with the listing on Euronext Dublin characterised as secondary. For this reason, CRH plc is not subject to the same ongoing listing requirements as would apply to an Irish company with a primary listing on Euronext Dublin. For further information, shareholders should consult their financial adviser. Further details on the Group’s listing arrangements, including its premium listing on the LSE, are set out on page 68.

2020 Annual Report and Form 20-F

of the SESR Committee is described in detail on pages 70 to 73.

The full range of ways in which we engage with our stakeholders are set out on page 25, which also includes a summary of each stakeholder’s main areas of interest and the outcomes of the various engagement processes in 2020.

Feedback from all engagement activities is regularly considered by the Board as part of its decision-making processes.

Organisation Structure and Senior Executive Succession

The Board approved a revised organisational structure for management, which took effect in January 2021. The new structure will bolster the leadership team, further drive performance, enhance strategic insights and implementation, provide increased exposure of the wider executive team to the Board and support succession planning for our senior leaders.

The Board has also appointed an external firm to work with it in the area of long-term succession planning, which includes assessing internal and external executives against the specifications for senior roles, designing individual development plans and supporting transition processes.

As detailed further in the Nomination & Corporate Governance Committee report on page 64, the process for the appointment of Senan Murphy’s successor as Finance Director is well advanced.

External Board Appointments

During 2020, I was invited to join the Board of Clonbio Group Limited as a non-executive Director. The CRH Board, chaired by the Senior Independent Director for this purpose, approved my taking up this role. In doing so, they were satisfied that there would be no adverse impact on my time commitment to CRH or on my ability to fulfil the responsibilities of my role as Chairman.

Lamar McKay, Heather Ann McSharry and Mary Rhinehart also sought and received approval to take up additional Board roles. The Board was also satisfied in each case that their new commitments will not impinge on their non-executive duties on the CRH Board.

The external directorships of each Director are detailed in their biographies on pages 54 to 57.

Board Performance Evaluation

Annually the Senior Independent Director conducts a Board Performance Evaluation (BPE) and reports the outcome to the Board. Actions taken in respect of recommendations are actively monitored.

2018 Code – Compliance Statement

The principles set out in the 2018 Code emphasise the value of good corporate governance to the long-term sustainable success of listed companies. These principles, and the supporting provisions, cover five broad themes:

1. Board Leadership and Corporate Purpose 2. Division of Responsibilities 3. Composition, Succession and Evaluation 4. Audit, Risk and Internal Controls 5. Remuneration

As demonstrated by this Report, CRH applied the principles and complied with the provisions of the 2018 Code in 2020, save that for the reasons outlined on page 72 the Board has delegated responsibility to the SESR Committee for workforce engagement. A copy of the 2018 Code can be obtained from the Financial Reporting Council’s website, www.frc.org.uk.

The 2020 BPE involved one to one meetings, held by video call, with feedback being provided on strategy, the operation of the Board and its Committees, the management of the Board in the context of COVID-19, talent management, succession planning for the Board and senior management and the process for my transition into the role of Chairman. The report contained a small number of recommendations to further enhance the performance of the Board, including suggested future areas of focus in relation to strategy, Committee refreshment and the ongoing long-term senior executive succession process referred to above. In relation to the Board’s renewal priorities, the report also reinforced the focus on diversity, including gender and ethnicity.

An external firm will be engaged to conduct an externally facilitated review of the Board’s effectiveness during 2021.

Migration of CRH Shares to Euroclear Bank

In February 2021, an Extraordinary General Meeting (EGM) of shareholders was held, at which Ordinary and Preference shareholders approved resolutions to authorise the migration of CRH’s Ordinary and Preference shares held electronically in the UK-based CREST settlement system to Euroclear Bank (the ‘Migration’), the simplification of CRH’s share capital by the surrender and cancellation of the Income Shares and various changes to the Articles of Association. Class meetings of the Company’s Preference shareholders were also held, at which changes in preference share rights resulting from the Migration were approved.

In order to facilitate shareholder engagement at the EGM in the context of COVID-19 related restrictions, shareholders were able to participate and ask questions on a real-time basis via a live audio-cast.

The Board has since confirmed CRH’s implementation of the Migration. Accordingly, settlement of share trades in Euroclear Bank will commence on 15 March 2021.

Litigation and Compliance

The Group General Counsel regularly updates the Board and Committees on relevant legal and compliance matters and provides reports on any material matters that arise requiring Board decisions or detailed consideration.

Re-election of Directors

Table 7 on page 65 provides a summary of competencies, important to the long-term success of the Group, that each Director seeking re-election at the 2021 AGM brings to the Board.

I have evaluated the performance of each Director and am satisfied that each Director is committed to their role, provides constructive challenge and devotes sufficient time and energy to contribute effectively to the performance of the Board.

I strongly recommend that shareholders vote in favour of the re-appointment of each Director going forward for re-election at the 2021 AGM.

Conclusion

In a challenging year, I am satisfied that the CRH Board continued to perform effectively and that its corporate governance processes are robust. The Board continues to actively review strategy and oversees the achievement of, and progress towards meeting, agreed strategic targets and objectives. The importance of our people, our values and our culture to achieving our strategic aims was evident in the strong performance of the Group in the most challenging of circumstances in 2020. Diversity, including gender and ethnicity, are an important focus for Board renewal, senior management succession and generally throughout the Company and I look forward to updating you on progress in this area.

Richie Boucher

Chairman

3 March 2021

59

Audit Committee Report

On behalf of the Committee, I am pleased to introduce the Audit Committee Report for the year ended 31 December 2020. The purpose of this report is to provide shareholders with an insight into the workings of, and principal matters considered by, the Committee in 2020. General details in relation to the roles and responsibilities of the Committee, its operation and the policies applied by it, can be found in the Governance Appendix, available on our website, www.crh.com.

While the Committee continued to focus on its core responsibilities of monitoring the effectiveness of the Group’s financial reporting and Enterprise Risk Management framework and the integrity of the Group’s internal and external audit processes during 2020, the Committee also spent significant time:

•	considering and discussing with management the impact of COVID-19 on the Group’s operations, financial reporting and Enterprise Risk Management framework;

•	reviewing the impact of the change in the Group’s reporting currency from euro to US Dollar with effect from 1 January 2020, including the release of re-translated financial information for 2018 and 2019 in US Dollar in April 2020 in order to provide analysts and investors with comparable US Dollar historical information and the audited US Dollar financial statements for 2018 and 2019 included within this 2020 Annual Report and Form 20-F;

•	discussing and challenging with management the outcome of the impairment testing process which resulted in a non-cash impairment charge of $0.8 billion for the financial year-ended 31 December 2020, including understanding and challenging key judgement areas and assumptions;

The Committee continued to focus on its core responsibilities of monitoring the effectiveness of the Group’s financial reporting and enterprise risk management framework and the integrity of the Group’s internal and external audit processes.”

Shaun Kelly

Chairman of Audit Committee

•	monitoring Deloitte’s performance of the 2020 external audit plan, their first since succeeding EY as the Group’s external auditor with effect from 1 January 2020.

Table 1 summarises the key areas that the Committee focused on in 2020.

Audit Committee Membership

The Committee currently consists of eight non-executive Directors considered by the Board to be independent. The biographical details of each member are set out on pages 55 to 57. Together, the members of the Committee bring a broad range of relevant experience and expertise from a variety of industries which is vital in supporting effective governance. Mary Rhinehart, Siobhán Talbot and I have been designated by the Board as the Committee’s financial experts and meet the specific requirements for recent and relevant financial experience, as set out in the 2018 Code.

2020 Annual Report and Form 20-F

Key Areas of Focus in 2020	Table 1

In addition to the Committee’s responsibilities under section 167(7) of the Companies Act 2014, the key areas of focus for the Committee in 2020 included the following:

61

Audit Committee Report - continued

Areas Identified for Focus during the 2020 External Audit Planning Process	Table 2

Impairment of Goodwill

What did we do?

For the purposes of its annual impairment testing process, the Group assesses the recoverable amount of each of CRH's cash-generating units (CGUs—see details in note 16 to the Consolidated Financial Statements) based on a value-in-use computation. The annual goodwill impairment testing was conducted by management, and papers outlining the methodology and assumptions used in, and the results of, that assessment were presented to the Committee. This included review of key judgement areas and assumptions such as CGU determination, discount rates and growth rates. Following its deliberations, the Committee was satisfied that the methodology used by management (which was consistent with prior years) and the results of the assessment, together with the disclosures in note 16, were appropriate.

As noted elsewhere in this report, an impairment charge of $0.8 billion, of which $0.4 billion relates to goodwill, has been recognised in the 2020 Consolidated Financial Statements. The charge in respect of impairment of goodwill relates to our UK business.

Impairment of Property, Plant & Equipment, and Financial Assets

What did we do?

In addition to the goodwill impairment testing process discussed above, the Group also undertook its assessment of the potential for impairment of other non-current assets (property, plant & equipment and financial assets) as and when indicators of impairment arise. Papers outlining the methodology and assumptions used in, and the results of, that assessment were presented to the Committee. This included review of key judgement areas and assumptions such as CGU determination, discount rates and growth rates. Following its deliberations, the Committee was satisfied that the methodology used by management (which was consistent with prior years) and the results of the assessment, together with the disclosures in notes 11 and 15, were appropriate. As noted elsewhere in this report, an impairment charge of $0.8 billion has been recognised in the 2020 Consolidated Financial Statements, of which $0.4 billion related to property, plant and equipment and financial assets. The charge in respect of impairment of property, plant and equipment relates primarily to our European business, while the impairment in respect of financial assets relates to our associate investment in China.

Contract Revenue Recognition

What did we do?

IFRS 15 Revenue from Contracts with Customers requires revenue and expenses to be recognised on uncompleted contracts, with the underlying principle that, once the outcome of a long-term construction contract can be reliably estimated, revenue and expenses associated with that contract should be recognised by reference to the percentage of completion. If it is anticipated that the contract will be onerous (i.e. its unavoidable cost exceeds the economic benefit of the contract), a provision is created. Following discussion with management and Deloitte, recognising that the majority of contracts were completed within the financial year, the Committee was satisfied that the recognition of contract revenue (including the associated disclosures) was appropriate for the Group in 2020.

Percentage of Audit and Non-audit Fees(i)	Table 3

2018 - EY	2019 - EY	2020 - Deloitte

(i)	Following a formal and extensive audit tender process, Deloitte replaced EY as the Group’s external auditor with effect from the financial year commencing 1 January 2020.

2020 Annual Report and Form 20-F

External Auditor

Effectiveness

The Committee, on behalf of the Board, is responsible for the relationship with the external auditor and for monitoring the effectiveness and quality of the external audit process and the independence of the auditor. Following a formal and extensive audit tender process, Deloitte was appointed as the Group’s external auditor with effect from 1 January 2020. The Committee’s primary means of assessing the effectiveness of the external audit process is by monitoring performance against the agreed audit plan.

The Committee also considers the experience and knowledge of the external audit team and the results of post-audit interviews with management and the Audit Committee Chairman. These annual procedures are supplemented by periodic formal reviews of the performance of the external auditor.

In advance of the commencement of the 2020 external audit, the Committee reviewed and approved Deloitte’s letter of engagement, which set out confirmation of Deloitte’s independence within the meaning of the applicable regulations and professional standards. In July, the Committee met with Deloitte to agree the 2020 external audit plan. Table 2 on page 62 outlines the key areas identified as being potentially significant and how these were addressed during the year. The Committee met regularly with Deloitte during 2020 to monitor progress in relation to the 2020 plan, which included meetings in the absence of management to discuss any issues that Deloitte wished to raise directly with the Committee. In February 2021, the Committee received and considered a report from Deloitte on its key audit findings, including the key risks and significant areas of judgements, prior to making a recommendation to the Board in relation to the approval of this 2020 Annual Report and Form 20-F.

Further details in relation to the external auditor, including information on how auditor objectivity and independence are maintained, are included in Section 2 of the Governance Appendix.

All of the above procedures indicated a high-level of satisfaction with the services provided by Deloitte to CRH during 2020.

Non-audit Fees

In order to ensure auditor independence and objectivity, the Committee has a policy governing the provision of audit and non-audit services by the external auditor.

In 2020, Deloitte provided a number of audit services, including Sarbanes-Oxley Section 404 attestation1, and a limited number of non-audit services, including the provision of help with local tax compliance, advice on taxation laws and other related matters; assignments which typically involve relatively low fees. The Committee is satisfied that the external auditors’ knowledge of the Group was an important factor in choosing them to provide these services. The Committee is also satisfied that the fees paid to Deloitte for non-audit work in 2020, which amounted to $0.1 million and represented less than 1% of the total fees for the year, did not compromise their independence or objectivity. Details of the amounts paid to the external auditor during the year for audit and other services are set out in note 5 to the Consolidated Financial Statements on page 153 (see also table 3 on page 62). Further details in relation to the Group’s policy regarding non-audit fees are set out in Section 2 of the Governance Appendix.

Internal Audit Effectiveness

In December 2019, the Committee received and approved the Internal Audit Charter and audit plan for 2020. During the year, the Committee received regular updates from the Head of Internal Audit on the impact of COVID-19 on the delivery of the 2020 plan and on the principal findings from the work of Internal Audit and management’s responses thereto.

External Quality Assessments of Internal Audit are conducted periodically to ensure that the Internal Audit function continues to work efficiently and effectively and in compliance with good practice standards.

The Head of Internal Audit has direct access to me as Chairman of the Audit Committee and the Committee meets with the Head of Internal Audit on a regular basis without the presence of management.

Audit Committee Effectiveness

and Priorities for 2021

During 2020, the Committee and the Board reviewed the operation, performance and effectiveness of the Committee and I am pleased to confirm that the Committee continues to operate effectively. I would like to thank my fellow Committee members for their commitment and input to the work of the Committee during 2020.

Looking ahead to 2021, the Committee will continue to focus on the key ongoing areas outlined in table 1 page 61, and will also continue to monitor and assess the potential impact of the principal and emerging risks and uncertainties on the Group’s consolidated financial statements.

Shaun Kelly

Chairman of Audit Committee

3 March 2021

1. A copy of Section 404 of the Sarbanes Oxley Act 2002 can be obtained from the SEC’s website, www.sec.gov.

63

Nomination & Corporate Governance Committee Report

Diversity is a core criteria of the Board’s renewal policy and work in overseeing senior management succession.” Richie Boucher Chairman

On behalf of the Committee, I am pleased to present the Nomination & Corporate Governance Committee Report to shareholders. The purpose of this report is to outline the workings of, and principal matters considered by, the Committee in the last 12 months. General details in relation to the roles and responsibilities of the Committee, its operation and the policies applied by it, can be found in the Governance Appendix, available on our website, www.crh.com.

Committee Membership

The Committee currently consists of four non-executive Directors, considered by the Board to be independent. The biographical details of each member are set out on pages 54 to 57. The Chief Executive normally attends meetings of the Committee.

Board Renewal

In last year’s report I highlighted that one of my priorities is enhancing the Board’s expertise by having additional colleagues, from diverse backgrounds, join the Board who have extensive experience of capital-intensive businesses with similar activities in North America or Europe. Following an extensive search, supported by Egon Zehnder[1], the Committee recommended to the Board that Rick Fearon and Lamar McKay join the Board as non-executive Directors with effect from 3 December 2020. Rick and Lamar bring deep financial and operational expertise from their senior executive roles in capital intensive, global industrial businesses. Their intimate knowledge of the markets in which CRH operates, including North America, together with experience in risk management and sustainable business practices, will be a valuable resource for our Board as we continue to execute on our strategy and to drive shareholder value. Their detailed biographies are set out on pages 55 and 56 respectively.

Following nine and six years on the Board respectively, Heather Ann McSharry and Lucinda Riches are not seeking re-election at the 2021 AGM and, therefore, will retire as Directors at the conclusion of that meeting. I would like to thank each of them for their exceptional service and commitment to CRH.

Finance Director

In September 2020, Senan Murphy advised the Board of his intention to retire from the Board and as an executive during 2021. He is not seeking re-election as a Director and consequently will retire from the Board following the conclusion of the 2021 AGM. He will, however, continue to act as Group Finance Director in a full-time capacity for a period of time to support the transition to his successor. The succession process, which is being conducted with the support of Spencer Stuart, is well-advanced.

1.	Egon Zehnder provide executive recruitment and support services as and when requested. Otherwise, they do not have any connection with CRH or individual directors.

2020 Annual Report and Form 20-F

Summary of Board Changes	Table 4

Retirement/Resignation:	Appointments:	Not seeking re-election at 2021 AGM:

Patrick Kennedy - April 2020	Richard Fearon - December 2020	Heather Ann McSharry - April 2021

Henk Rottinghuis - April 2020	Lamar McKay - December 2020	Senan Murphy - April 2021

Lucinda Riches - April 2021

Membership of the CRH Board (as at 31 December 2020)	Table 5

Independence (determined	Tenure of Non-executive	Geographical Spread
by CRH Board annually)	Directors	(by residency)

Gender Diversity - % of Female Directors (as at 31 December)	Table 6

Summary of Director Competencies	Table 7

	Accounting, Internal Control & Financial Expertise	Financial Services	Governance	M&A	Building Materials or Capital Intensive Industry Experience	IT & Cyber Security	Talent Management	Remuneration	Safety & Sustainability	Strategy	Global Experience

R. Boucher

R. Fearon

J. Karlström

S. Kelly

L. McKay

H.A. McSharry

A. Manifold

S. Murphy

G.L. Platt

M.K. Rhinehart

L.J. Riches

S. Talbot

65

Nomination Committee Report - continued

Diversity

Board renewal and senior management succession are a constant process. As such, the priorities for renewal and succession evolve over time. Diversity is a core criteria of the Board’s renewal policy, which is set out on page 68, and work in overseeing senior management succession. Accordingly, diversity, including but not limited to gender and ethnicity, is an integral part of developing short lists of internal and external candidates and is part of the search specification agreed with external agents. In addition, the Board has set a target of a minimum of 33% of senior leaders being women by 2030.

The Committee and the SESR Committee collectively work with management on the inclusion and diversity agenda at below Board level across CRH and monitor progress against agreed Group objectives and targets.

Board Committee Structure

and Composition

During 2020, following a review of the Board’s Committees we recommended to the Board that the Acquisitions Committee and the Finance Committee be merged into a new combined Acquisitions, Divestments and Finance (ADF) Committee. The terms of reference of the new ADF Committee are available on the CRH website, www.crh.com.

The Committee also recommended some updates to its own terms of reference in relation to the Committee’s duties and responsibilities, including emphasising the importance of the development of diverse pipeline candidates in succession processes. The updated terms of reference are also available on the CRH website, www.crh.com.

On the Committee’s recommendation, the Board has appointed Rick Fearon to the ADF Committee and the Audit Committee and Lamar McKay to the ADF Committee, Audit Committee and SESR Committee. Further changes to the Board’s

Committees will be implemented following the conclusion of the 2021 AGM.

Corporate Governance

The Committee is responsible for reviewing the independence of Board members and has recommended to the Board that all of the non-executive Directors be deemed to be independent. The Committee also monitors developments in best practice in relation to corporate governance and makes recommendations to the Board in relation to changes and enhancements to current procedures. As in prior years, there was extensive engagement with shareholders during 2020 on governance matters.

Richie Boucher

Chairman of the Nomination

& Corporate Governance Committee

3 March 2021

Staker Parson Materials & Construction, part of CRH’s Americas Materials Division is a leading provider of paving, concrete, construction services and landscaping in Utah. CRH is the largest producer of asphalt in North America. The material is 100% recyclable which helps make CRH a significant contributor to the circular economy.

2020 Annual Report and Form 20-F

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

Role and Responsibilities

The Board is responsible for the leadership, oversight, control, development and long-term success of the Group. It is also responsible for instilling the appropriate culture, values and behaviour throughout the organisation. There is a formal schedule of matters reserved to the Board for consideration and decision. This includes the matters set out in table 8.

The Group’s strategy, which is regularly reviewed by the Board, and business model are summarised on pages 14 to 17. The Board has delegated some of its responsibilities to Committees of the Board. While responsibility for monitoring the effectiveness of the Group’s risk management and internal control systems has been delegated to the Audit Committee1, the Board retains ultimate responsibility for determining the Group’s risk appetite and tolerance, and annually considers a report in relation to the monitoring, controlling and reporting of identified risks and uncertainties. In addition, the Board receives regular reports from the Chairman of the Audit Committee in relation to the work of that Committee in the area of risk management. Individual Directors may seek independent professional advice, at the expense of the Company, in the furtherance of their duties as a Director. The Group has a Directors’ and Officers’ liability insurance policy in place. Directors are provided with access to all Board and Committee papers in advance of each meeting. If any Director cannot attend a meeting, they can communicate their opinions and comments on the matters to be considered via the Chairman or the relevant Committee Chairman prior to the relevant meeting.

Matters Reserved to the Board	Table 8

•   Appointment of Directors

•   Strategic plans for the Group

•   Annual budget

•   Major acquisitions and disposals

•   Significant capital expenditure

•   Approval of full-year results and the Annual Report and Form 20-F

•   Approval of the interim results

Independence of Directors

The Board has determined that each non-executive Director remains independent.

Chairman

Richie Boucher was appointed Chairman of the Group with effect from 1 January 2020. On his appointment as Chairman, he met the independence criteria set out in the 2018 Code. Although he holds other directorships, the Board has satisfied itself that these do not adversely impact on his role as Chairman.

Attendance at Meetings during the year ended 31 December 2020												Table 9

Name	Board		ADF (i)		Audit		Nomination (ii)		Remuneration		SESR (iii)
	Total	Attended	Total	Attended	Total	Attended	Total	Attended	Total	Attended	Total	Attended
R. Boucher	6	6	6	6	-	-	7	7	4	4	5	5

R. Fearon (iv)	1	1	-	-	-	-	-	-	-	-	-	-

J. Karlström	6	6	-	-	7	7	-	-	4	4	5	5

S. Kelly	6	6	4	4	7	7	-	-	-	-	-	-

P.J. Kennedy (v)	1	1	-	-	-	-	1	1	1	1	2	2

L. McKay (iv)	1	1	-	-	-	-	-	-	-	-	-	-

H.A. McSharry	6	6	-	-	7	7	7	7	4	4	-	-

A. Manifold	6	6	6	6	-	-	-	-	-	-	5	5

S. Murphy	6	6	6	6	-	-	-	-	-	-	-	-

G.L. Platt	6	6	-	-	-	-	7	7	4	4	5	5

M.K. Rhinehart	6	6	-	-	7	7	7	7	-	-	5	5

L.J. Riches	6	6	6	6	7	7	-	-	-	-	-	-

H. Th. Rottinghuis (v)	1	1	1	1	1	1	-	-	-	-	2	2

S. Talbot (vi)	6	6	6	5	7	6	-	-	-	-	-	-

(i)	As outlined on page 66, the Acquisitions Committee and Finance Committee were combined to form a new Acquisitions, Divestments and Finance Committee with effect from 1 May 2020.

(ii)	Nomination & Corporate Governance Committee.

(iii)	Safety, Environment & Social Responsibility Committee.

(iv)	Appointed December 2020.

(v)	Retired April 2020.

(vi)	Siobhan Talbot was unable to attend some meetings during the course of 2020 due to diary conflicts.

1.	In accordance with Section 167(7) of the Companies Act 2014.

67

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

During the ongoing process of Board renewal, each, or a combination, of these factors can take priority. To date, the Board has not set any policy regarding age. The ages of the Directors range from 52 to 67, which the Nomination & Corporate Governance Committee believes is appropriate at the current time.

Committees

The Board has established five permanent Committees to assist in the execution of its responsibilities. The current permanent Committees are:

•	Acquisitions, Divestments & Finance;

•	Audit;

•	Nomination & Corporate Governance;

•	Remuneration; and

•	Safety, Environment & Social Responsibility

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

Substantial Holdings

The Company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. The major shareholders do not have any special voting rights. Details of the substantial holdings as at 31 December 2020 are provided in table 10 below. The Company has not been advised of any changes in holdings since 31 December 2020.

Stock Exchange Listings

CRH, which is incorporated in Ireland and subject to Irish company law, has a premium listing on the London Stock Exchange (LSE), a secondary listing on Euronext Dublin (formerly the Irish Stock Exchange) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE).

Legal and Compliance

CRH’s Legal and Compliance function supports the Group in operating consistently with its values, providing advice, guidance and support to executive and operational management and working closely with them to provide compliance training to our employees. Legal and Compliance provides support on a range of matters including establishing policies and procedures, providing compliance training and communications, providing legal advice on compliance and business issues, monitoring and investigating Hotline calls, competition/antitrust law, and ensuring the Group is informed of any changes to regulation and/or reporting requirements.

Code of Business Conduct

Our culture as a company is built on our commitment to upholding the CRH Values and in particular, doing what we say and leading with integrity. This means we do the right things in the right way, comply with the law and work responsibly. The foundation of the Legal and Compliance programme is the Code of Business Conduct (CoBC) and supporting policies, which set out our standards of legal, honest and ethical behaviour. The CoBC complies with the applicable code of ethics regulations of the SEC arising from the Sarbanes-Oxley Act. The CoBC is applicable to all employees of the CRH Group, including the Chief Executive, our Global Leadership Team and senior financial officers. During the year, the CoBC was refreshed and will be launched in 2021.

CRH’s Internal Audit function works side-by-side with Legal and Compliance in monitoring compliance with the CoBC and supporting policies, and in providing an integrated approach to assurance. This cross-functional collaboration supports CRH’s goal: to ensure CRH leads with integrity.

Awareness and Training

In line with our commitment to maintain high ethical business conduct standards, we continue to update and improve awareness and training efforts. All new employees are provided with the CoBC and relevant employees undertake CoBC training and Advanced Compliance Training on a regular basis. Additional training modules are developed for more focused topics and audiences where necessary.

Substantial Holdings						Table 10
As at 31 December 2020, the Company had received notification of the following interests in its Ordinary Share capital, which were equal to, or in excess of, 3%:

	31 December 2020		31 December 2019		31 December 2018

Name	Holding/ Voting Rights	% at year end	Holding/ Voting Rights	% at year end	Holding/ Voting Rights	% at year end

BlackRock, Inc. (i)	59,047,330	7.52	53,813,273	6.82	65,387,207	8.01

Cevian Capital II GP Limited	27,534,705	3.51	-	-	-	-

UBS AG	26,380,604	3.34	26,380,604	3.34	26,380,604	3.23

(i)	BlackRock, Inc. has advised that its interests in CRH shares arise by reason of discretionary investment management arrangements entered into by it or its subsidiaries.

1.	The Terms of Reference of these Committees comply fully with the 2018 Code.

2020 Annual Report and Form 20-F

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

During 2020, the Chairman, Remuneration Committee Chair and Company Secretary again participated in a number of meetings with some of the Group’s major shareholders in advance of the 2020 AGM as part of the Group’s ongoing engagement processes. There was also continued engagement with the Group’s major shareholders on remuneration and governance matters throughout 2020.

US Listing -Additional Information	Table 11

Additional details in relation to CRH’s general corporate governance practices are set out in the Governance Appendix, which has been filed as an exhibit to the Annual Report on Form 20-F as filed with the SEC. For the purposes of the Annual Report on Form 20-F, the Governance Appendix, and in particular the following sections thereof, are incorporated by reference herein:

Section 1 - Frequently Asked Questions • Page 2: For what period are non-executive Directors appointed? • Page 4: What are the requirements regarding the retirement and re-election of Directors?

Section 2 - Operation of the Board’s Committees

•   Page 5: Audit Committee: Role and Responsibilities

•   Page 5: Audit Committee: Meetings

•   Page 7: Audit Committee: Non-audit Fees

Details of the executive Directors’ service contracts and the policy for loss of office are set out under the section entitled ‘Service Contracts’ on page 81 of the 2018 Annual Report and Form 20-F as filed with the SEC and the section entitled ‘Service Contracts’ on page 85 of the 2019 Annual Report and Form 20-F as filed with the SEC. Both such sections entitled ‘Service Contracts’ are deemed to be incorporated by reference herein.

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

•   Media Briefings: each year, the Company provides media briefings on various issues

The following are available on www.crh.com	Table 13
Governance	Investors

•   Governance Appendix

•   Directors’ Remuneration Policy

•   Terms of Reference of the Acquisitions, Divestments & Finance, Audit, Nomination & Corporate Governance, Remuneration and Safety, Environment & Social Responsibility Committees

•   Memorandum and Articles of Association of the Company

•   Pre-approval policy for non-audit services provided by the external auditor

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

•   News releases

•   Webcast recordings of results briefings

•   General Meeting dates, notices, shareholder circulars, presentations and poll results

•   Answers to Frequently Asked Questions, including questions regarding dividends and shareholder rights in respect of general meetings

69

Safety, Environment & Social Responsibility Committee

The SESR Committee is a key forum for engagement with management and the provision of support for, and oversight of, non-financial initiatives which are vital to the success of CRH.”

Richie Boucher

Chairman

I am pleased to introduce the Safety, Environment & Social Responsibility Committee Report to shareholders. The report sets out the primary focus areas for the Committee in the areas of safety, climate change and sustainability, inclusion and diversity and workforce matters.

Committee Membership

The Committee currently consists of five non-executive Directors and the Chief Executive. The biographical details of each member of the Committee are set out on pages 54 to 57.

Safety

Safety is a priority for the Board and the SESR Committee. In 2020, there was a particular focus on the impact of COVID-19 on the health and well-being of our employees. We worked closely with management in relation to the initiatives and supports put in place for employees affected by the pandemic and monitored closely our experience compared to industry best practice and trends in society generally.

We deeply regret that there was one employee fatality and two contractor work place fatalities during 2020 and we extend our sincere sympathies to their families. The background to each accident was carefully examined by the Committee, discussed with the senior leaders responsible for the businesses concerned and reported to the Board. Learnings from accidents and “near misses“ are appropriately shared across the organisation. We also regularly monitor important safety indicators to establish if there are any trends that require investigation and receive updates on the findings from internal and external safety audits. In addition to the existing indicators which track safety performance, new leading indicators in each Division have been identified and these will be reported on to the Committee on a regular basis going forward.

The Group Global Safety Council continued to provide oversight and coordination of group safety initiatives and best practice sharing. Together with management, we are resolutely focused on doing all that we can to achieve our ongoing target of zero harm and reinforcing the Group’s strong safety culture across all of our operations. To that end, our Frontline Leadership program is a significant people development initiative covering c.10,000 operational frontline staff. The initiative represents a strong investment in leadership and culture to enable the human performance element of a robust safety and operational management framework. It will support the development of high performing, effective Frontline Leaders who continuously create value in our businesses. Development and rollout continued to progress safely in 2020 despite the challenges presented by COVID-19.

Climate Change and Sustainability

The CRH Board is strongly of the view that while there are undeniable challenges arising from the transition to a low carbon economy there are significant opportunities in addressing those

2020 Annual Report and Form 20-F

Key Areas of Focus in 2020	Table 14

challenges. Our products, including concrete, building envelope solutions and architectural products for example are essential for sustainable construction and in creating a carbon neutral built environment.

Following the early achievement of our 2020 emissions reduction target, in 2020 the Committee and the Board approved an updated science-based carbon emission reduction roadmap, targeting an ambitious <520kg of CO2 per tonne of cementitious material by 2030. In addition, we have set a target of having 50% of revenue from products with enhanced sustainability attributes by 2025. Further details in relation to these targets are set out on page 21.

The Committee has considered with management the plans and initiatives to achieve these targets and is satisfied, in particular, that the related capital expenditure requirements are integrated into the processes for developing the Group’s capital investment programme. Progress towards the achievement of the targets is monitored regularly.

The Committee has also reviewed in detail the Group’s energy usage requirements and the challenges, risks and opportunities in increasing the amount of alternative energy sources in the production of building products.

In addition to the 2030 targets referred to above, CRH has set out its ambition to achieve carbon neutrality along the cement and concrete value chain by 2050. Work to research, develop and apply new technologies in areas including carbon capture, storage and use (CCUS), re-carbonation, alternative materials and process changes that will be required to achieve this ambition is ongoing. Through the Global Cement and Concrete Association (GCCA), which has set out a similar goal of carbon neutrality, we are working closely with other companies with a global footprint and the wider community on a detailed roadmap to set out a clear plan for linking the technologies, strategies, policies and levers to achieve that vision, as well as actions and measurable milestones.

In line with CRH’s best practice approach to transparent and leading practice disclosure, we support the Financial Stability Board’s Task Force on Climate-Related Financial Disclosures (TCFD) initiative. Further information on our sustainability performance and how we support the TCFD recommendations can be found in the annual CRH Sustainability Report available on www.crh.com. The Sustainability Accounting Standards Board (SASB) Standards will be used in the preparation of the independently-assured CRH Sustainability Report 2020, which, as in previous years, will also be in accordance with the Global Reporting Initiative (GRI) Standards.

Responsible corporate lobbying is a key principle underpinning our interactions with policy makers directly, and indirectly through industry associations, in relation to all aspects of CRH’s business, including climate change. As part of the Committee’s programme of work for 2021, we will be reviewing our climate lobbying practices and related disclosures to ensure there is an alignment between those practices and the expectations of the Board and our stakeholders. Our intention is to publish the outcome of this review in due course.

SESR Committee - continued

Inclusion & Diversity

The Board and management are committed to building an inclusive and diverse organisation in which talented people of all backgrounds are welcome and work in an environment which supports them in performing at their best. This is supported by a specific target of having a minimum of 33% of senior leaders being women by 2030. Key activities during 2020 as part of our strategy to achieve our inclusion and diversity objectives are highlighted in table 16. The SESR Committee receives an update on these activities and progress generally at each meeting.

Workforce Engagement

The Board has designated the Committee with responsibility for workforce engagement. Given the footprint of CRH with c. 77,100 employees in 30 countries, we believe this is the best and most effective way of ensuring that the views of employees are understood and are taken into consideration in the Board’s decision-making processes.

The ongoing COVID-19 pandemic impacted the roll-out of some of our planned initiatives for 2020, such as employee engagement sessions during Board site visits. Similarly, there was very limited opportunity for members of the SESR Committee to attend employee development programmes, forums, conferences and other events in their local regions. However, we did have the opportunity to join some virtual sessions and I was delighted to attend the Group’s management conference which was held early last year.

While our planned programme of work was disrupted, workforce engagement has nevertheless remained a key priority and we have received regular reports on the initiatives put in place to support and communicate with the Group’s employees (see table 17). The Committee also continued to review and consider reports arising from the Group’s ‘Hotline’ facility, with a particular focus on any COVID-19 related issues.

During 2021, we will be undertaking an organisational health survey. The survey, which will target over half of the workforce, will seek insights on local businesses and CRH as a whole.

Examples of Sustainability Initiatives	Table 15

Through our Americas Materials Division, we have worked with the Wildlife Habitat Council since 2004. This non-profit group combines conservation and business to develop sites as wildlife habitats. The areas for wildlife habitats may be large depleted quarries, or small buffer zones between an operating plant and a highway.

Our CRH Innovation Centre for Sustainable Construction (ICSC), located in the Netherlands, has recently opened a state-of-the-art laboratory for testing materials and technologies relating to CO2 usage. This specialised R&D laboratory highlights our commitment to developing sustainable, circular solutions as we work towards our 2050 ambition for carbon neutrality along the cement and concrete value chain.

We are the largest recycler of building materials in North America. The roads we pave contain over 20% recycled materials, allowing us to reduce our carbon emissions, preserve natural resources, avoid waste and support the circular economy.

Our products help create structures that embody environmentally sustainable solutions and enhance the overall sustainability performance of buildings. This includes concrete sustainable urban drainage solutions, energy-efficient building envelope products and precast concrete building elements.

Inclusion & Diversity			Table 16

We’re committed to building an inclusive and diverse organisation where:

Talented people of all backgrounds are welcome - Differences are embraced	Everyone has a fair and equal opportunity - To develop and progress	Our working environment supports people - In being themselves, performing at their best

Key I&D Activities in 2020
Communication:
• Shared stories of inclusion and resources and best practices
• Celebrated I&D events internally, including International Women’s Day, Pride and World Mental Health Day
Education & Awareness:
• Trained leaders across the Group on the importance and value of Inclusion & Diversity in the workplace
People & Practices:
• Updated key ‘People Practice’ guides
Data & Measures:
• Continued to build dashboards to share data and build awareness

2020 Annual Report and Form 20-F

Corporate Purpose

CRH’s purpose has, for 50 years, been expressed through our values, strategy and actions, as we have leveraged our unique business strengths to deliver sustainable performance for our employees, customers, investors and for society.

As CRH has grown, so too have expectations that leading global organisations like ours have clarity around how we positively contribute to both society and the world. The SESR Committee therefore initiated a project and is working with management to more fully articulate CRH’s purpose. A purpose which captures our aspirations beyond financial returns, inspires our people and guides our day-to-day operations, our culture, and our strategy.

This work on corporate purpose, together with CRH’s approach to I&D and employee engagement, will continue to support the Board’s assessment of the alignment of CRH’s purpose, values and strategy with our culture.

Code of Business Conduct

The Committee has worked with management on the refreshment of the Group’s Code of Business Conduct. The updated Code, which will be launched in 2021, is intended as a practical guide to upholding CRH’s values and acting ethically in our workplace, in our business practices and in our communities. A core theme in the Code is “It begins with me”, which conveys that living up to our values as a Group is only possible when each of us plays our part. This includes keeping everyone safe, following the law, doing the right thing and showing respect to others.

Conclusion

The SESR Committee is a key forum for engagement with management and the provision of support for, and oversight of, non-financial initiatives which are vital to the success of CRH. I am very pleased to report that the Committee operated very effectively despite the challenges of the past year and I look forward to updating shareholders on the outcome of the ongoing project to articulate our corporate purpose and the feedback from the upcoming organisational health survey, and how these will assist the Board in assessing and ensuring the alignment of our purpose, values and strategy with our culture.

Richie Boucher

Chairman of the Safety, Sustainability

& Social Responsibility Committee

3 March 2021

Workforce Engagement – 2020 Examples	Table 17

Share newsletters and health & safety guides

Multiple communications from management about Health & Safety, factsheets, travel guidance ... covered health and science, economic and financial matters as well as changing work environments

Personal messages to support, motivate and thank our people ...stories celebrating the resolve and resilience of our people

Provision of a series of tips and guides to support managers in managing through a crisis

Regular video messages from Divisional Presidents and Senior Vice Presidents ...FAQs, talking points, action plans, site toolkits and state-specific response plans

Our Values	Table 18

At CRH, our values unite us in the way we work, every day, all over the world.

Put safety first	Continuously create value

Do what we say and lead with integrity	Operate locally, but act as one company

Build enduring relationships

73

Directors’

Remuneration Report

Chair’s Overview

On behalf of the Remuneration Committee, I am pleased to introduce the Directors’ Remuneration Report (the `Report’) for the financial year ended 31 December 2020.

As usual, this Report includes:

•	this introductory Overview;

•	a summary of CRH’s Remuneration Policy (the `Policy’, which was approved by shareholders at the 2019 AGM and is available at www.crh.com and applies for the three-year period to 2022), on pages 80 to 86; and

•	the Annual Report on Remuneration on pages 88 to 99. This contains details of CRH’s remuneration arrangements and outcomes for 2020, and also sets out the way in which we intend to implement our Policy in 2021.

Context and Performance in 2020

I would like to begin this Overview by echoing the recognition and thanks expressed by Board colleagues elsewhere in this Annual Report for the exceptional contribution by all our colleagues across the organisation in responding to the unprecedented challenges of the COVID-19 pandemic for our business.

CRH’s financial and business performance was robust in 2020 notwithstanding the challenges faced. The key elements of that performance are summarised in table 19 on page 75.

This is a tribute to all of our people, the strength and resilience of our business model and the leadership of our senior management team, whose decision making was decisive and who continued to focus on commercial and operational excellence. As the uncertainty at the outset of the COVID-19 pandemic began to be resolved during the year we returned all funds received from government furlough schemes to the relevant agencies.

The health and well-being of our employees is a priority for the Board, and the SESR Committee report on page 70 to 73. describes our work in relation to the initiatives put in place to support our employees during the pandemic. The impact of COVID-19 on our stakeholders (including our workforce) and how the management have responded to this, including initiatives such as supporting the salaries of employees who were unable to work due to COVID-19 restrictions and the work of our businesses in supporting the communities in which we operate, provided an important context for the Committee in its decision making regarding executive remuneration in 2020 (which is summarised in the 2020 Remuneration section below).

The strong performance, in the face of the unprecedented challenges of 2020, is a tribute to all our people across the wider organisation, and the leadership of our senior management team.”

Heather Ann McSharry

Chair of the

Remuneration Committee

The Board’s continued confidence in CRH’s financial position, business performance and future prospects is reflected in a proposed increase, subject to shareholder approval at the 2021 AGM, of 25% in the dividend for full year of 2020. This follows an increase of 12% in the dividend in respect of 2019.

2020 Remuneration

The Committee’s approach to remuneration, and how the metrics selected by the Committee to incentivise management are aligned with CRH’s strategy and support the long-term performance of the Group, are summarised in table 23 on page 78. A summary of 2020 remuneration is set out in table 21 on page 76.

Fixed Pay

As reported in the 2019 Directors’ Remuneration Report, salary increases were awarded to the executive Directors in January 2020, in line with the average increase awarded to the general workforce. However, following the onset of the COVID-19 pandemic, the Board and c.200 of the most senior executives in the Group voluntarily waived 25% of their salaries for a period of three months in recognition of the prevailing uncertainty at the time.

2020 Annual Report and Form 20-F

2020 Performance Highlights	Table 19

Summary of Key Decisions / Activities	Table 20

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.
**	Pre-impairment Earnings per Share is a non-GAAP measure as calculated on page 216. Earnings per Share as reported in the Consolidated Income Statement on page 132 is 142.9 cent (2019: 203.0 cent).

PRE-IMPAIRMENT OPERATING RETURN ON EARNINGS CASH FLOW NET ASSETS PER SHARE** 1% 10bps 19% $3.9bn (2019: $3.9bn) 10.1% (2019: 10%) 243.3 c (2019: 203.8 cent) EBITDA (AS DIVIDEND PER SALES 75 DEFINED)* SHARE 2% 3% 25% $27.6bn (2019: $28.1bn) $4.6bn (2019: $4.5bn) 115.0c (2019: 92.0c)
What did we do? COVID-19 In evaluating all of our remuneration-related decisions in 2020, we considered and were mindful of the diverse experiences of all of our stakeholders in light of the COVID-19 pandemic. What did we do? Salary We approved a 2.75% increase in salary for executive Directors in 2021, taking into account the budgeted salary increases for employees across the Group of an average of c. 3%. What did we do? We reviewed performance against the 2020 Annual Bonus Plan targets and approved the 2020 bonus payments (see table Annual 31 on page 89 for more details). We also reviewed and approved the 2021 Annual Bonus Plan structure, which is similar to the structure of the 2020 Annual Bonus Plan save that the Committee has determined that, given the uncertainty that remains Bonus Plan in relation to the ongoing impact of COVID-19 related restrictions on the economies and construction markets in which CRH operates, the performance ranges for the EPS and operating cashflow components should be re-calibrated to increase the level of outperformance of target required for maximum payout (see page 77 for more details). What did we do? Performance We reviewed the performance of the PSP award granted in 2018 against the applicable performance conditions and approved the vesting outcome of 86.8% of maximum (see table 33 on page 90 for more details). Share Plan We also reviewed and approved the metrics and targets for the PSP awards granted in 2020 and to be granted in 2021, (PSP) including the addition of Martin Marietta and Vulcan Materials in the TSR Peer Group with effect from the 2021 PSP awards to reflect the extent of CRH’s businesses in the US (see tables 36 and 39 on pages 91 and 94 respectively). What did we do? Remuneration We considered the impact of the implementation into Irish law of the EU (Shareholders’ Rights) Regulations 2020 (SRD II) on our remuneration policies and procedures and incorporated the required additional disclosures in this Report. Approach We also reviewed and considered workforce remuneration across the Group and the alignment with the remuneration for executive Directors (see page 96 for more details). What did we do? We considered the feedback from shareholders on the Group’s remuneration policies and practices (see page 77 for further Other details on the Group’s shareholder engagement activities). We also considered and approved this 2020 Directors’ Remuneration Report.

75

Chair’s Overview - continued

The planned phased reduction of the Chief Executive’s payment in lieu of pension contributions was also implemented in 2020, with a 10% reduction in the amount that would otherwise have been paid. This will be reduced further (by 10%) in 2021 and will be below 25% of his salary by January 2022, reducing to zero in August 2022. As previously announced, the Finance Director will be retiring from the Board at the 2021 AGM and as an executive during the year - see Board Changes on page 77. For the reasons set out in last year’s report, his annual pension contribution was capped permanently at €204,000 (equivalent to 25% of his 2020 base salary).

Incentives

The financial targets for the 2020 annual bonus plan, which represent 80% of the potential bonus opportunity, were set in early 2020. Performance has been measured against those original financial targets and was assessed on a pre-impairment basis. The non-cash impairment of $0.8 billion, which has been examined in detail by both the Audit and Remuneration Committees, reflects the longer-term changing business landscape and pre-dominantly relates to our assets in the

UK and our associate investment in China. The Remuneration Committee was satisfied that it should not, therefore, impact on remuneration outcomes. The Audit Committee Chairman’s report to shareholders on page 62 contains further information on this matter. Strategic and personal objectives make up the remaining 20% of the opportunity. The Committee deferred slightly the setting of those objectives (until April 2020) so that priorities for the whole of the management team from the evolving COVID-19 situation could be captured. The Committee has assessed performance against theses financial targets and strategic/personal priorities and has determined that payouts of 86% of the maximum opportunity for the Chief Executive and 84.3% of maximum opportunity for the Finance Director were warranted. Details of the targets for the 2020 bonus plan are set out in detail on pages 88 to 89. In line with CRH’s remuneration policy, 33% of the earned bonus payments will be deferred into shares for a period of three years.

The vesting of the 2018 PSP award, which covered the three financial years from 2018 to 2020 inclusive, has been assessed by the Committee against the cashflow and TSR targets set in 2018. CRH’s strong performance against these measures resulted in the vesting of 86.8% of these awards. The vesting level for each metric is summarised in table 33 on page 90.

The Committee reviewed the outcomes of the 2020 bonus plan and the 2018 PSP award, in the wider performance context for the Group and other strategic objectives including progress in relation to environmental targets, and concluded that there was no requirement to use its discretion to adjust these outcomes. In reaching that conclusion, the Committee, supported by the work of other Board Committees, took into account a number of factors, including, the strong alignment between pay outcomes and the performance of the Group and our executives and whether any extraneous factors, outside the control of management (and plan participants more generally), had unduly influenced the outcome. The Committee also conducted its annual assessment of the approach to implementing the Remuneration Policy for the relevant financial year and concluded that there were no derogations or deviations required to the Policy in 2020.

Executive Directors’ Remuneration Summary

2020 Remuneration Snapshot (full details of 2020 remuneration are set out in table 24 on page 79)	Table 21

	Fixed (i) (ii)	Performance Related Variable Remuneration

Director	Salary	Annual Bonus (% of Max)	2018 PSP Award (iii) (% of Max)

Albert Manifold	€1,469,125	86.0%	86.8%

Senan Murphy	€767,828	84.3%	86.8%

(i)	In the context of the COVID-19 pandemic, the executive Directors voluntarily waived 25% of their salaries for a period of three months.

(ii)

As announced in February 2020, the Group changed its reporting currency from euro to US Dollar with effect from 1 January 2020. Notwithstanding this, as the executive Directors are paid in euro, the Committee considers it appropriate that the figures disclosed in this Report continue to be presented in euro.

(iii)

The awards, for which performance was measured over the three-year period to end 2020, will vest at 86.8% in 2023 following the completion of a two-year holding period. Further details in relation to the estimated value of the awards, split between the value created for performance and the value created through share price growth, are included in table 24 on page 79. The market value per share on the date of award (in March 2018) was €27.62.

2021 Remuneration Snapshot	Table 22

Director	Salary	Max. Annual Bonus (% of salary)	Metrics for 2021 Bonus Award	2021 PSP Award (% of Salary)	Metrics for 2021 PSP Award

Albert Manifold	€1,607,430 (+2.75%)	225%	EPS (25%) RONA (25%)	365%	Cashflow (50%)

Senan Murphy (i)	€838,800 (+2.75%)	150%	Operating Cashflow (30%) Personal/Strategic (20%)	225%	TSR (25%) RONA (25%)

(i)

As previously announced, Senan Murphy has indicated his intention to retire as Finance Director and from CRH in 2021. Accordingly, any amounts due to Senan in respect of 2021 will be pro-rated for service for the period from 1 January 2021 to his date of retirement from CRH.

2020 Annual Report and Form 20-F

Board Changes

In September 2020, Senan Murphy informed the Board of his intention to retire from the Board and as Finance Director during 2021. He will step down as a Director following the conclusion of the 2021 AGM. However, he will continue as an executive for a period of time to support the transition process for his successor as Finance Director. The process to appoint his successor is well advanced.

Implementation of Remuneration Policy in 2021

Fixed Pay

The Committee has reviewed the executive Directors’ base salaries and, taking into account the budgeted salary increases for employees across the Group of an average of c. 3%, concluded that salary increases of 2.75% should also be awarded to the executive Directors in 2021.

Incentives

The 2021 bonus plan will continue to be based on the structure, weightings and metrics used in prior years: EPS, operating cashflow, RONA and personal/strategic objectives. However, given the uncertainty that remains in relation to the ongoing impact of COVID-19 related restrictions on the economies and construction markets in which CRH operates, the Committee has recalibrated the performance ranges for EPS and operating cashflow, increasing the level of outperformance of target required for maximum payouts to be achieved under these elements. The targets attaching to the 2021 bonus will be disclosed in the 2021 Annual Report and Form 20-F.

The metrics for PSP awards in 2021 will also be unchanged from 2020, comprising cashflow, TSR and RONA. The targets are set out in table 39 on page 94. Similar to the 2020 bonus plan, the cashflow and RONA targets for the PSP awards have been reviewed and set in the context of a backdrop of unprecedented and ongoing uncertainty. In relation to the TSR component, the Committee has decided to expand the peer group used to assess performance by including two US companies - Martin Marietta and Vulcan Materials - to reflect the extent of CRH’s business in the US, and taking into account recent feedback from some shareholders on this aspect of the peer group’s composition. The peer group will continue to be weighted by market capitalisation.

In setting the targets for the 2021 PSP awards, the Committee considered the views of some shareholders in relation to the inclusion of sustainability targets, with a particular emphasis on carbon reduction measures. The Board announced in 2020 an ambition for CRH to be carbon neutral by 2050 in line with the Paris Agreement on climate change and also confirmed new interim targets for carbon reduction by 2030. Given the importance of this issue to CRH, our stakeholders and wider society, and the long term nature of these targets, we will review the inclusion of an appropriate environmental measure (and targets) as part of our consultation during the formulation of our new remuneration policy for consideration by shareholders at the 2022 AGM.

As mentioned above, the targets for the 2021 Bonus Plan and the 2021 PSP awards have been set in the context of unprecedented and ongoing uncertainty currently presented by the COVID-19 pandemic. Given this uncertainty and the possibility that the targets may ultimately transpire to be inappropriate in the context of the global economic outturn in 2021, the Committee has discretion to override formulaic outcomes (and, for the 2021 PSP cycle, revise the targets) in the event that certain assumptions underlying the process of setting the targets at the start of 2021 do not transpire and, therefore, using these targets would be inappropriate in assessing the underlying performance of the Group. Any use of the discretionary mechanism would be fully explained to shareholders in the relevant annual report.

Stakeholder Engagement

The Committee places continued importance on engaging with stakeholders on executive remuneration. The Committee welcomed the strong level of shareholder support received at the 2020 AGM on the 2019 Annual Report on Remuneration (voting results are summarised in table 50 on page 99). During 2020, we also received feedback and correspondence from investors holding more than one third of the shares in issue on a range of topics, including the Group’s executive remuneration arrangements. I appreciate the time taken by shareholders to engage on this important subject and we remain available to discuss these matters during the course of the coming year. Your feedback is important to us and will continue to be taken into consideration by the Committee in its decision-making.

As noted in the SESR Committee report on page 72, during 2021 an organisational health survey will be conducted which will cover over half of the workforce. This survey will include a section seeking workforce views on remuneration matters. The Committee will consider the outputs from this survey during the coming year.

Savings-related Share Option Scheme

In 2020, the Group’s 2010 Savings-related Share Option Scheme expired. Following a review, and feedback that it was valued by employees as an important means of acquiring shares in CRH through a savings plan, the Committee recommended to the Board that shareholder approval be sought for a new Scheme. A resolution for the adoption of the new Scheme will be included on the agenda of the 2021 AGM.

Conclusion

As mentioned above, CRH’s financial and business performance was robust in 2020 in spite of the unprecedented challenges that were faced during the year, and which persist into 2021. Taking this performance into account, as well as the experience of our stakeholders and the value delivered for shareholders, the Committee believes that the remuneration paid to the executive Directors in respect of 2020 is appropriate. We look forward to receiving your support for the resolution considering the Annual Report on Remuneration at the 2021 AGM.

Heather Ann McSharry

Chair of the Remuneration Committee

3 March 2021

77

Chair’s Overview - continued

Committee’s Approach to Remuneration	Table 23

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

Alignment of Executive Remuneration with Strategy

Performance Measure (i)	Annual Bonus	PSP	Reason for Selection

EPS			EPS is a key measure of the underlying profitability

Cash Flow			Operating cashflow is a key measure of CRH’s ability to generate cash to fund organic and acquisitive growth and provide returns to our shareholders via dividends and share buybacks

RONA			RONA is a key measure of CRH’s ability to create value through excellence in operational performance

TSR			TSR is a key measure of CRH’s returns to shareholders through the cycle

Personal/Strategic Objectives			Personal/strategic objectives enable a focus on specific factors aligned with CRH’s short and medium-term strategic objectives that promote long-term performance

(i)	Please see the footnotes to tables 31 and 33 on pages 89 and 90 respectively for further information on the operation of the financial metrics for the purposes of the Group’s incentive schemes.

2020 Annual Report and Form 20-F

Individual Executive Remuneration for the year ended 31 December 2020(i)					Table 24

	Albert Manifold			Senan Murphy

	2020	2019	2018	2020	2019	2018

Fixed Pay	€000	€000	€000	€000	€000	€000

Basic Salary (ii)	1,469	1,523	1,485	768	794	775

Benefits (iii)	27	43	55	13	27	25

Retirement Benefit Expense (iv)	612	667	684	204	199	194

Total Fixed Pay	2,108	2,233	2,224	985	1,020	994

Performance-related Pay

Annual Bonus (v):

Cash Element	2,018	1,964	2,042	689	683	710

Deferred Shares	1,009	982	681	344	342	237

Total Annual Bonus	3,027	2,946	2,723	1,033	1,025	947

Long-term Incentives (vi):

Performance Share Plan

- value delivered through performance	5,075	3,834	3,238	1,632	1,028	792

- value delivered through share price growth	990	298	45	319	80	11

Total Long-term Incentives	6,065	4,132	3,283	1,951	1,108	803

Total Performance-related Pay	9,092	7,078	6,006	2,984	2,133	1,750

Total Single Figure	11,200	9,311	8,230	3,969	3,153	2,744

(fixed and performance-related)

Total Fixed v. Total Remuneration	19%	24%	27%	25%	32%	36%

Total Variable v. Total Remuneration	81%	76%	73%	75%	68%	64%

(i)

As announced in February 2020, the Group changed its reporting currency from euro to US Dollar with effect from 1 January 2020. Notwithstanding this, as the executive Directors are paid in euro, the Committee considers it appropriate that the figures disclosed in this Report continue to be presented in euro.

(ii)	Basic Salary: As outlined on page 74, the executive Directors voluntarily waived 25% of their salaries for a period of three months.

(iii)

Benefits: For executive Directors these relate principally to the use of company cars, medical insurance and life assurance and, where relevant, the value of the non-taxable discount on the grant of options under the Group’s 2010 SAYE Scheme.

(iv)

Retirement Benefit Expense: As noted on page 92, Albert Manifold receives a supplementary taxable non-pensionable cash allowance, in lieu of prospective pension benefits foregone. This allowance is similar in value to the reduction in the Company’s liability represented by the pension benefit foregone. It is calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to Mr. Manifold and spread over the term to retirement as annual compensation allowances. The planned phased reduction of Mr. Manifold’s allowance, details of which were outlined in last year’s Directors’ Remuneration Report, was implemented in 2020, with a 10% reduction in the amount that would otherwise have been paid. For the reasons set out in last year’s report, the annual pension contribution for Senan Murphy (who will be retiring from the Board at the 2021 AGM and as an executive during 2021) was capped at €204,000 (equivalent to 25% of this 2020 base salary).

(v)

Annual Bonus Plan: Under the executive Directors’ Annual Bonus Plan for 2020, a bonus was payable for meeting clearly defined and stretching targets and strategic goals. The structure of the 2020 Plan, together with details of the performance against targets and payouts in respect of 2020, are set out on pages 88 and 89. A third of the 2020 bonuses to be paid to executive Directors will be deferred into shares for a period of three years, with no additional performance conditions. For 2019 and 2018 bonuses, 33% and 25% of executive Directors’ bonuses respectively were paid in Deferred Shares, vesting after three years, with no additional performance conditions.

(vi)

Long-term Incentives: In February 2021, the Remuneration Committee determined that 86.8% of the maximum PSP awards made in 2018 will vest, based on performance. The awards are subject to a further two-year holding period and will vest in 2023. For the purposes of this table, the values of these awards have been estimated using a share price of €33.01, being the three-month average share price to 31 December 2020, as the share price on the date of vesting is not yet known. Amounts in the long-term incentive column for 2019 reflect the value of long-term incentive awards with a performance period ending in 2019 (i.e. the PSP awards granted in 2017), which the Remuneration Committee determined in February 2020 had met the applicable performance targets. The awards are scheduled to vest in 2022 following the completion of a two-year holding period. For the purposes of this table, the value of these awards have been estimated using a share price of €33.38, being the three-month average share price to 31 December 2019. Amounts in the long-term incentive column for 2018 reflect the value of long-term incentive awards with a performance period ending in 2018 (i.e. the PSP awards granted in 2016), which the Remuneration Committee determined in February 2019 had met the applicable performance targets. The awards are scheduled to vest in 2021 following the completion of a two-year holding period. For the purposes of this table, the value of these awards have been estimated using a share price of €24.90, being the three-month average share price to 31 December 2018.

79

Remuneration Policy Summary

2019 Directors’

Remuneration Policy

The Remuneration Committee’s aim is to make sure that CRH’s pay structures are fair, responsible and competitive, in order that CRH can attract and retain staff of the calibre necessary for it to compete in all of its markets.

CRH’s Remuneration Policy, which was approved by shareholders at the 2019 AGM is available on the Group’s website, www.crh.com, and was included in full in the 2018 Annual Report and Form 20-F. As the Company is not seeking shareholder approval for any revision of the Policy in 2021, the full text of the Policy has not been reproduced in this report. The following paragraphs and tables 25 to 30 on pages 81 to 86 provide a summary of key elements of the Policy. The Policy is consistent with that shown last year, save the changes to the performance scenario charts.

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

CRH’s Approach to Remuneration The purpose of the Policy is to:
Regulatory Backdrop

CRH is not subject to UK executive remuneration requirements as set out in the Large and Medium-Sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013. Nonetheless, in order to ensure transparency to all of our stakeholders, we have sought to comply with these requirements on a voluntary basis, to the extent possible under Irish law.

In March 2020, the Shareholder Rights Directive 2017/828 was transposed into Irish law by the EU (Shareholders’ Rights) Regulations 2020 (‘SRD II’). The provisions of SRD II amend and supplement the Companies Act 2014 and apply to the Company. Under SRD II, public limited companies must submit a remuneration policy to an advisory shareholder vote at least every four years or earlier if there is a proposed material change to the approved policy.

2020 Annual Report and Form 20-F

Policy Table

The purpose, operation and opportunity for the five components of executive Directors’ remuneration are summarised in table 25 below. Further details and explanatory notes are included in the full Policy, a copy of which is available on the Group’s website, www.crh.com. The components of remuneration comprise three fixed elements: basic salary, pension and benefits, and two variable elements: annual bonus and PSP. Details regarding the implementation of the Policy in 2020 can be found on pages 88 to 99 of the Annual Report on Remuneration.

Table 25
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

•   The entitlement of individuals participating in defined contribution schemes reflects the accumulated individual and matching company contributions paid into the schemes. At present no Ireland-based executive Directors are members of a defined contribution scheme

•   In relation to Mr. Manifold, who joined the Group prior to 31 December 2011, the defined benefit pension is provided through an Irish-revenue approved retirement benefit scheme (the ‘Scheme’). Accrued benefits for service to 31 December 2011 are based on pensionable salary and years of service as at that date (annual accrual of 1/60th), with this tranche being revalued annually at the Consumer Price Index subject to a 5% ceiling. For service subsequent to that date a career-average revalued earnings system was introduced with each year of service being subject to annual revaluation on the same basis as outlined above. Mr. Manifold has elected to cease accruing pension benefits and to receive a supplementary taxable non-pensionable cash allowance in lieu of pension benefits foregone as a result of the pension cap (see page 92 for more details). This allowance is similar in value to the reduction in the Company’s liability represented by the pension benefit foregone. Whilst there is no absolute maximum to the quantum of these payments they are calculated based on actuarial advice as the equivalent of the reduction in the liability the Company would otherwise have had under the Scheme in respect of Mr. Manifold’s benefits and spread over the term to retirement as annual compensation allowances. Mr. Manifold has voluntarily offered to reduce the monetary value of the pension contribution / allowance to which he is contractually entitled by 10% per annum in 2020 and 2021, with a further reduction such that his pension allowance will be below 25% of salary in January 2022

Performance Measure	• Not applicable	• Not applicable

81

Remuneration Policy Summary - continued

Policy Table	Table 25 continued
Element	Fixed Benefits
Purpose and link to strategy	• To provide a market competitive level of benefits for executive Directors

Operation

•   The Committee’s policy is to set benefit provision at an appropriate market competitive level taking into account market practice, the level of benefits provided for other employees in the Group, the individual’s home jurisdiction and the jurisdiction in which the individual is based

• Employment-related benefits include the use of company cars (or a car allowance), medical insurance for the executive Director and his/ her family and life assurance

•   In the event that the Chief Executive falls ill or is injured in such a way as which would constitute ill-health or disablement so that the Chief Executive could not work for a period of more than six months, in lieu of the early ill-health retirement provisions in the pension scheme which would otherwise operate in such cases, he shall be entitled to receive a disability salary of €1,000,000 per annum. Such payment would cease when the Chief Executive reaches age 60, returns to work or if the service agreement is terminated

•   Benefits may also be provided in relation to legal fees incurred in respect of agreeing service contracts, or similar agreements (for which the Company may settle any tax incurred by the executive Director) and a gift on retirement

•   The Committee may remove benefits that executive Directors receive or introduce other benefits if it is considered appropriate to do so. The Company may also pay the tax due on benefits if it considers that it is appropriate to do so

•   All-employee share schemes—executive Directors are eligible to participate in the Company’s all-employee share schemes on the same terms as other employees. Executive Directors may also receive other benefits which are available to employees generally

•   Re-location policy—where executive Directors are required to re-locate to take up their role, the Committee may determine that they should receive appropriate re-location and ongoing expatriate benefits. The level of such benefits would be determined based on individual circumstances taking into account typical market practice

Maximum opportunity	• The level of benefit provided will depend on the cost of providing individual items and the individual’s circumstances, and therefore the Committee has not set a maximum level of benefits

Performance Measure	• Not applicable

2020 Annual Report and Form 20-F

Policy Table		Table 25 continued
Element	Performance-related pay - Annual Bonus	Performance-related pay - Performance Share Plan
Purpose and link to strategy

•   The Annual Performance-related Incentive Plan (the ‘Plan’) is designed to reward the creation of shareholder value through operational excellence and organic and acquisitive growth. The Plan incentivises executive Directors to deliver Group and individual goals that support long-term value creation

•   A deferred element of the Plan links the value of executive Directors’ reward with the long-term performance of the CRH share price and aligns the interests of executive Directors with shareholders’ interest

•   “Malus” and clawback provisions enable the Company to mitigate risk

•   The purpose of the 2014 Plan is to align the interest of key management across different regions and nationalities with those of shareholders through an interest in CRH shares and by incentivising the achievement of long-term performance goals

•   “Malus” and clawback provisions enable the Company to mitigate risk

Operation

•   The Plan rewards executive Directors for meeting Company performance goals over a financial year of the Company. Targets are set annually by the Committee

•   The annual bonus is paid in a mix of cash and shares (structured as a deferred share award)

•   For 2021:

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

•   “Malus” and clawback provisions (as set out in the rules of the 2014 Plan) will apply to awards

Maximum opportunity	• Maximum annual opportunity of 225% of base salary • For 2021, the intended maximum award levels are: – 225% of base salary for the Chief Executive; and – 150% of base salary for the Finance Director	• Maximum annual opportunity of up to 365% of base salary • For 2021, the intended award levels are: – 365% of base salary for the Chief Executive; and – 225% of base salary for the Finance Director

Performance Measure

•   The Plan is based on achieving clearly defined and stretching annual targets and strategic goals set by the Committee each year based on key business priorities

•   The performance metrics used are a mix of financial targets including return goals and personal/strategic objectives generally. Currently 80% of the bonus is based on financial performance measures

•   The Committee may vary the weightings of measures but no less than 50% shall be based on financial performance measures

•   A portion of the bonus metrics for any Director may be linked to his/ her specific area of responsibility

•   Up to 50% of the maximum bonus will be paid for achieving target levels of performance

•   Awards to be granted in 2021 will vest based on cumulative cash flow (50%), a relative TSR test compared to a tailored group of key peers (25%) and RONA (25%)

•   For threshold levels of performance, 25% of the award vests

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

83

Remuneration Policy Summary - continued

Remuneration Outcomes in	Remuneration Outcomes in different		Table 26
different Performance Scenarios	Performance Scenarios

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

•   Fixed pay (see table 27 for each executive Director)

•   50% annual bonus payout (112.5% of salary for the Chief Executive and 75% for the Finance Director)

•   25% vesting under the Performance Share Plan (91.25% of salary for the Chief Executive and 56.25% for the Finance Director)

Maximum performance ((i) at constant share prices; and (ii) assuming a 50% increase in share prices)

•   Fixed pay (see table 27 for each executive Director)

•   100% annual bonus payout (225% of salary for the Chief Executive and 150% of salary for the Finance Director)

•   100% Performance Share Plan vesting (365% of salary for the Chief Executive and 225% for the Finance Director)

Hypothetical Remuneration Values				Table 27
	Salary With effect from 1 January 2021	Benefits Level paid in 2020 (i)	Estimated Pension (ii)	Total Fixed Pay

Chief Executive (Albert Manifold)	€1,607,430	€27,000	€550,000	€2,184,430

Finance Director (Senan Murphy)	€838,800	€13,000	€204,000	€1,055,800

(i)	Based on 2020 expenses.

(ii)	See pages 92 and 93 for details in relation to retirement benefit arrangements.

Performance-related Remuneration Outcomes	Table 28

2020 Annual Report and Form 20-F

Remuneration Arrangements Throughout the Group

CRH operates significant operations in 3,110 locations in 30 countries with c. 77,100 employees across the globe. Remuneration arrangements throughout the organisation, therefore, differ depending on the specific role being undertaken, the level of seniority and responsibilities, the location of the role and local market practice. However, remuneration arrangements are designed based on a common set of principles: that reward should be set at a level which is appropriate to retain and motivate individuals of the necessary calibre to fulfil the roles without paying more than is considered necessary. The reward framework is designed to incentivise employees to deliver the requirements of their roles and add value for shareholders.

The Group operates share participation plans and savings-related share option schemes for eligible employees, including executive Directors, in all regions where the regulations permit the operation of such plans.

Shareholding Guideline for Executive Directors

Executive Directors are required to build up (and maintain) a minimum holding in CRH shares. The shareholding guidelines for the Chief Executive and Finance Director are 3.5x basic salary and 2x basic salary respectively, with the guidelines to be achieved by 31 December 2023 and 31 December 2022, respectively. As outlined elsewhere in this Annual Report, the Finance Director will retire from the Board at the 2021 AGM and as executive during 2021.

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

Post-employment Holding Requirements

The Chief Executive is required to hold shares equivalent to two times salary for a period of two years post-employment. Until the two times limit is achieved, any Deferred Share or PSP awards which vest will be transferred on a net of tax basis to a third party to be held in trust for the Chief Executive’s benefit. The shares will be held in Trust on a rolling basis, until his employment ceases and a subsequent two year period has elapsed. A similar structure applies to the Finance Director, except that the requirement in his case is one times salary.

Executive Director Shareholdings as a % of 2021 Base Salary (i)	Table 29

(i)	For the purposes of this table, the interests have been valued using the three-month average share price to 31 December 2020 (€33.01).

85

Remuneration Policy Summary - continued

Remuneration Policy for Non-Executive Directors	Table 30

2020 Annual Report and Form 20-F

In the UK, Tarmac which is part of CRH’s Europe Materials Division has introduced an innovative new rubber roads technology which uses recycled rubber crumb from waste tyres. In February 2020, Tower Hamlets became the first London borough to use the product, when approximately 100 recycled tyres were mixed into a new road surface laid by JB Riney, part of Tarmac’s contracting business.

87

Annual Report on Remuneration

The Remuneration Committee

The Remuneration Committee consists of four non-executive Directors considered by the Board to be independent. They bring the range of experience of large organisations and public companies, including experience in the area of senior executive remuneration, to enable the Committee to fulfil its role. Their biographical details are set out on pages 54 to 57.

A schedule of attendance at Committee meetings is set out in table 9 on page 67.

The main focus of the Committee is to:

•	determine and agree with the Board the Group’s policy on executive remuneration;

•	seek shareholder approval for the Directors’ Remuneration Policy at least every three years;

•	ensure that CRH’s remuneration structures are fair and responsible; and

•	consider and approve salaries and other terms of the remuneration packages for the executive Directors and the fee for the Chairman.

In addition, the Committee:

•	recommends and monitors the level and structure of remuneration for senior management; and

•	oversees the preparation of this Directors’ Remuneration Report.

In considering remuneration levels for executive Directors particularly, the Committee takes into account remuneration trends across the CRH Group, which has a diverse range of operations in 30 countries, in geographic regions which are often at different stages in the economic cycle.

Remuneration Received

by Executive Directors

in Respect of 2020

Details of individual remuneration for executive Directors for the year ended 31 December 2020, including explanatory notes, are given in table 24 on page 79. Details of Directors’ remuneration charged against profit in the year are given in table 49 on page 99.

As announced in February 2020, the Group changed its reporting currency from euro to US Dollar with effect from 1 January 2020. Notwithstanding this, as the executive Directors are paid in euro, the Committee considers it appropriate that the remuneration figures disclosed in this Report continue to be presented in euro.

2020 Annual Bonus Plan

CRH’s Annual Bonus Plan for 2020 was based on a combination of financial targets and personal/ strategic goals. The metrics for target payout, which is up to a maximum of 50% of the total annual bonus opportunity, are based on achieving the budget set by the Board in respect of each metric. The threshold level for bonus payouts in 2020 was for the achievement of 92% of budget, whereas maximum payout is achieved for stretch performance of between 105% of budget for EPS and Cash Flow and 108% of budget for RONA. The relative weighting of the components of the 2020 plan, together with details of the applicable targets and performance for each measure is given in table 31 on page 89.

When setting the targets for the annual bonus plan, the Committee makes assumptions regarding exchange rates and development activity. The Committee also compares the proposed targets to the outturn for the previous year to ensure that the targets are sufficiently stretching. In this regard, it is important to note that the metrics in the plan are influenced by the economic cycle and other factors, such as ongoing portfolio management, government infrastructure spending programmes and items which may not continue into the next financial year.

When reviewing performance against the bonus plan, the Committee typically makes a number of routine adjustments to the financial targets, for example, to reflect, significant development activity and actual share buyback activity during the year. The financial targets for the 2020 annual bonus plan, which represent 80% of the potential bonus opportunity, were set in early 2020. Performance was measured against those original financial targets and was assessed on a pre-impairment basis. The non-cash impairment of $0.8 billion, which has been examined in detail by both the Audit and Remuneration Committees, reflects the longer-term changing business landscape and pre-dominantly relates to our assets in the UK and our associate investment in China. The Remuneration Committee was satisfied that it should not, therefore, impact on remuneration outcomes.

Details of each executive Director’s personal and strategic objectives and their achievement against these objectives are set out in table 32 on page 89. Overall, the combination of the performance of the Group in 2020 and the achievement against personal/strategic objectives translated to annual bonus payouts of 86% and 84.3% of the maximum opportunity for Albert Manifold and Senan Murphy respectively, with total bonus payments of 193.5% of base salary and 126.5% of base salary respectively. In accordance with the Policy, 33% of the bonus amounts for Albert Manifold and Senan Murphy will be deferred into shares for a period of three years. Deferred Share awards are not subject to any additional performance conditions during the deferral period and are adjusted for dividend equivalents based on dividends paid by CRH. Annual bonus awards are subject to recovery provisions for three years from the date of payment (cash awards) or grant (deferred awards).

2020 Annual Report and Form 20-F

Annual Bonus 2020

2020 Plan - Achievement						Table 31

		2020 Targets - Performance needed for payout at (i)
Measure	Weighting (% of total bonus)	Threshold	Target (ii)	Maximum	2020 Performance Achieved (iii)	Percentage of Maximum Awarded

CRH EPS	25%	211.8c	230.2c	241.7c	233.0c	16%

CRH Cash Flow (iv)	30%	$2,764m	$3,004m	$3,154m	$4,087m	30%

CRH RONA (iv)	25%	8.5%	9.3%	10.0%	9.9%	22%

Personal/Strategic	20%				See table 32	16-18%

Total	100%					84-86%

(i)

0% of each element is earned at threshold, 50% at target and 100% at maximum, with a straight-line payout schedule between these points. The financial targets were prepared in euro and translated to US Dollar, in line with the Group’s change in reporting currency from euro to US Dollar with effect from 1 January 2020.

(ii)	Targets have been adjusted to reflect the impact of the share buyback programme.

(iii)

The outturn achieved for 2020 excludes exceptional items which are not expected to recur such as, for example, the non-cash impairment of $0.8 billion (see page 88 for more details) and certain other items which were one off in nature.

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

2020 Plan - Personal/Strategic Achievement	Table 32

The priority areas and achievements in 2020 were as follows:

Priority	Achievements

COVID-19 Leadership and Response	In close consultation with the Board, both the Chief Executive and the Finance Director worked very decisively and effectively, in conjunction with the senior management team, to formulate and implement appropriate plans to evaluate and respond to the impact of the COVID-19 pandemic on CRH’ s businesses, its employees and stakeholders. Their leadership in this area was a key element underpinning the Group’s robust commercial, operational and financial performance in 2020 as well as supporting our employees during 2020.

Safety	The Chief Executive led the launch and roll-out of enhanced safety protocols, training and well-being programmes to ensure a safe working environment for all CRH employees, contractors and customers in the context of the COVID-19 pandemic and continued to be a sponsor of key safety initiatives such as our Frontline Leadership program covering c. 10,000 employees focussed on achieving our ongoing target of zero harm and reinforcing the Group’s strong safety culture across all of our operations. The Finance Director strongly supported these initiatives across the Group, with a particular focus on implementing the initiatives for, and sponsoring the roll out to, the finance function across the Group.

Strategy	In spite of a challenging dynamic environment the executive directors, together with the senior management team, continued to successfully deliver against a range of comprehensive strategic objectives, including, those related to capital allocation, the environment, inclusion & diversity, portfolio management and talent management; proactively engaging with the Board in monitoring progress against these objectives and assessing the appropriateness of CRH’s strategy against an evolving external environment and CRH’s long term purpose and goals.

These achievements resulted in 18% and 16.3% of the maximum opportunity of 20% being award to Albert Manifold and Senan Murphy respectively.

89

Annual Report on Remuneration - continued

Long-term Incentives

Performance Share Plan — 2018 awards

In 2018, the executive Directors were granted conditional awards under the 2014 PSP. The awards were based on TSR (50% of the award) – 25% against a tailored group of key peers (see table 35 below) and 25% against the FTSE All-World Construction & Materials Index – and Cumulative Cash Flow (50% of the award), and performance was measured over the three-year period 1 January 2018 to 31 December 2020. In respect of the TSR element, CRH’s TSR over the period of 17.8% is ranked in the upper quartile as compared with the tailored peer group, and

c.1.5% above the TSR of the FTSE All-World Construction & Materials Index. Accordingly, 36.8% out of 50% will vest for the TSR element. In respect of the cumulative cash flow element, actual outturn over the period was $6.7 billion, which exceeded the stretch target of $5.2 billion, resulting in 100% vesting for the cash flow element.

When reviewing performance against the metrics, the Committee considered a number of adjustments, for example, to reflect significant acquisitions and divestments and actual share buyback activity during the period. In respect of the 2018 awards, the targets were also adjusted to reflect the Group’s change in reporting currency from euro to US Dollar with effect from 1 January 2020 and the impact of the implementation of IFRS 16 Leases.

The Committee considers that the vesting outcome is reflective of the Company’s underlying performance over the performance period. In particular, the Committee considered RONA performance since 2020 as an underpin to the TSR component and determined that the TSR vesting outcome was appropriate and did not need to be adjusted. In accordance with the Policy, the 2018 awards to executive Directors will vest in 2023 on completion of an additional two-year holding period. Vested awards will be adjusted for dividend equivalents based on

Long-term Incentives - Performance Share Plan Awards

2018 Award Metrics	Table 33

(i)

For the purposes of the PSP, operating cash flow is defined as reported internally. The figure differs from the net cash inflow from operating activities reported in the Consolidated Statement of Cash Flows, primarily because it is calculated after deducting cash outflows on the purchase of property, plant and equipment (PP&E), net proceeds from the disposal of PP&E, and before deducting interest and tax payments. The cash flow targets were prepared in euro and translated to US Dollar following the Group’s change in reporting currency from euro to US Dollar with effect from 1 January 2020.

(ii)

The methodology for calculating TSR assumes all dividends are reinvested on the ex-dividend date at the closing share price on that day; the open and close price is based on the three-month average closing price on the last day before the start of the performance period and the final day of the performance period respectively.

(iii)

For the purposes of the 2018 Award, TSR performance was in the upper quartile against the tailored peer group (see table 35 below) and c. 1.5% above the FTSE All-World Construction & Materials Index. TSR performance was subject to a RONA underpin (see above). The cumulative cash flow for the three years to end 31 December 2020 was $6.7 billion.

2018 Award Vesting Details						Table 34
Executive Director	Interests Held	Vesting Outcome (% of max)	Interests Due to Vest	Date of Vesting	Assumed Share Price (i)	Estimated Value

Albert Manifold	211,676	86.8%	183,734	March 2023	€33.01	€6,065,059

Senan Murphy	68,088	86.8%	59,100	March 2023	€33.01	€1,950,891

(i)

As the share price on the date of vesting is not yet known, for the purposes of this table, the value of these awards, which were subject to a three-year performance period ending in 2020, has been estimated using a share price of €33.01, being the three-month average share price to 31 December 2020.

Peer Group for Performance Share Plan Awards (i)				Table 35

ACS	Cemex	Saint Gobain	Vicat	With effect from PSP awards made in 2021, Martian Marietta and Vulcan Materials will be added to the peer group
Boral	Heidelberg Cement	Skanska	Vinci
Buzzi Unicem	LafargeHolcim	Titan Cement	Wienerberger

(i)	For the purposes of the PSP awards made in 2018, the peer group also includes Braas Monier and Rockwool

2020 Annual Report and Form 20-F

dividends in the period from grant to the date of vesting in 2023. Table 33 on page 90 sets out details of the relevant targets. Table 34 on page 90 sets out details of the awards.

Performance Share Plan — 2020 awards

During 2020, awards under the 2014 PSP were made to the executive Directors, details of which are summarised in table 37. 50% of each award granted in 2020 is subject to a cumulative cash flow metric. The definition of cash flow, which applies to the cash metric for all PSP awards, is the net increase/decrease in cash and cash equivalents adjusted to exclude:

•	dividends to shareholders;

•	acquisition/investment expenditure;

•	proceeds from divestments;
•	share issues (scrip dividend, share options, other);

•	financing cash flows (new loans/repayments);

•	back funding pension schemes; and

•	foreign exchange translation

The Remuneration Committee considers that it is appropriate to make these adjustments in order to remove items that do not reflect the quality of management’s operational performance, or are largely outside of the Company’s control. The Remuneration Committee will also make adjustments that may be required to cash flows, for example, as a result of acquisitions/divestments completed during the performance period or a significant underspend or delay in budgeted capital expenditure, both ordinary and extraordinary.

25% of each award is subject to a TSR metric, with performance being measured against a tailored peer group (see table 35 on page 90). The remaining 25% of each award is subject to a RONA metric, a key measure used by management to assess investment opportunities and to run the business.

Performance for the awards made in 2020 will be assessed over the three-year period to

31 December 2022. Details of the performance targets are set out in table 36.

Awards, to the extent that they vest, will be adjusted for dividend equivalents based on dividends in the period from grant to the date of vesting in 2025. “Malus” and clawback provisions apply to the awards.

2020 Award Metrics	Table 36

(i)	and (ii) see footnotes to table 33 on page 90.

(iii)

RONA is also defined as reported internally and differs from the RONA reported in the Non-GAAP Performance Measures in this report as it excludes one-off items and reflects seasonality and timing impact of development activity.

2020 Award - Grant Details	Table 37

Executive Director	Date of Grant	Number of Shares	Market Price on which Award was Based	Face Value at Date of Award	Face Value on which Award was Based (% of salary)

Albert Manifold	3 March 2020	172,509	€33.10	€5,710,048	365%

Senan Murphy	3 March 2020	55,492	€33.10	€1,836,785	225%

91

Annual Report on Remuneration - continued

Other Employee Share Plans

The executive Directors are eligible to participate in Irish Revenue approved Savings-related Option Schemes (the ‘SAYE Scheme’) and Share Participation Schemes (the `Participation Scheme’) on consistent terms with all other employees. The SAYE Scheme approved by shareholders at the 2010 AGM is open to all Irish and UK employees. Participants may save up to €500/£500 a month from their net salaries for a fixed term of three or five years and at the end of the savings period they have the option to buy CRH shares at a discount of up to 15% of the market price on the date of invitation of each savings contract. Details of the outstanding awards of executive Directors under the 2010 SAYE Scheme are set out in table 38 below.

The Participation Scheme is an Irish Revenue approved plan and is open to all employees in Ireland. Grants can be made to participants up to a maximum of €12,700 annually in CRH shares. Albert Manifold and Senan Murphy participated in the Participation Scheme in 2020.

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

Summary of Outstanding Share Incentive Awards (Audited)

	Year of Award	Performance Period	Release Date	Market Value at Date of Award	Exercise Price	Balance at 31 December 2019
Albert Manifold

Annual Bonus Plan (Deferred Share Awards) (i)	2017	01/01/16-31/12/2016	2020	€30.97	n/a	25,007

	2018	01/01/17-31/12/2017	2021	€30.42	n/a	25,619

	2019	01/01/18-31/12/2018	2022	€24.90	n/a	27,337

	2020	01/01/19-31/12/2019	2023	€33.38	n/a	-

2014 Performance Share Plan (ii)	2015	01/01/15-31/12/2017	2020	€24.42	n/a	103,934

	2016	01/01/16-31/12/2018	2021	€24.56	n/a	123,052

	2017	01/01/17-31/12/2019	2022	€32.24	n/a	163,254

	2018	01/01/18-31/12/2020	2023	€27.62	n/a	196,278

	2019	01/01/19-31/12/2021	2024	€29.86	n/a	186,106

	2020	01/01/20-31/12/2022	2025	€33.10	n/a	-

2010 Savings-Related Share Option Scheme	2018	n/a	2023	n/a	€23.39	1,293

Senan Murphy

Annual Bonus Plan (Deferred Share Awards) (i)	2017	01/01/16-31/12/2016	2020	€30.97	n/a	7,316

	2018	01/01/17-31/12/2017	2021	€30.42	n/a	8,352

	2019	01/01/18-31/12/2018	2022	€24.90	n/a	9,510

	2020	01/01/19-31/12/2019	2023	€33.38	n/a	-

2014 Performance Share Plan (i)	2016	01/01/16-31/12/2018	2021	€24.56	n/a	30,101

	2017	01/01/17-31/12/2019	2022	€32.24	n/a	43,779

	2018	01/01/18-31/12/2020	2023	€27.62	n/a	63,134

	2019	01/01/19-31/12/2021	2024	€29.86	n/a	59,867

	2020	01/01/20-31/12/2022	2025	€33.10	n/a	-

The market price of the Company’s shares at 31 December 2020 was €34.02 and the range during 2020 was €17.43 to €36.50.

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

2020 Annual Report and Form 20-F

accepting pension benefits limited by the cap—with a similar overall cost to the Group. Albert Manifold has opted for an arrangement whereby his pension is capped in line with the provisions of the Finance Act 2006 and receives a supplementary taxable non-pensionable cash supplement in lieu of pension benefits foregone. There was, therefore, no additional accrual in 2020. The cash pension supplement for 2020 is detailed in table 24 on page 79. This supplement is similar in value to the reduction in the Company’s liability represented by the pension benefits foregone. It is calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to Mr. Manifold and spread over the term to retirement as annual compensation allowances. In 2020, Mr. Manifold agreed to a voluntary reduction of 10% of the amount that would otherwise have been due to him. This will be reduced further in 2021 and will be below 25% of this salary by January 2022, reducing to zero in August 2022.

The contributory defined benefit plan in which Albert Manifold participates closed to new entrants at the end of 2011.

Senan Murphy receives a taxable non-pensionable cash payment in lieu of a pension contribution, which, for the reasons set out in last year’s report, is capped at 25% of his 2020 base salary.

Details regarding the pension entitlements of Albert Manifold are set out in table 40 on page 94.

Shareholding Guideline for Executive Directors

The shareholding guideline for the executive Directors is set out on page 85, together with a table showing the current shareholdings of the executive Directors as a multiple of base salary.

						Table 38

Granted in 2020	Released in 2020	Exercised in 2020	Lapsed in 2020	Balance at 31 December 2020	Dividends Awarded & Released	Market Value on Date of Exercise/Released

-	25,007	-	-	-	1,813	€31.78

-	-	-	-	25,619	-	-

-	-	-	-	27,337	-

29,419	-	-	-	29,419	-	-

-	103,934	-	-	-	13,114	€31.78

-	-	-	-	123,052	-	-

-	-	-	47,874	115,380	-	-

-	-	-	-	196,278	-	-

-	-	-	-	186,106	-	-

172,509	-	-	-	172,509	-	-

-	-	-	-	1,293	-	-

-	7,316	-	-	-	531	€31.78

-	-	-	-	8,352	-	-

-	-	-	-	9,510	-	-

10,235	-	-	-	10,235	-	-

-	-	-	-	30,101	-	-

-	-	-	12,838	30,941	-	-

-	-	-	-	63,134	-	-

-	-	-	-	59,867	-	-

55,492	-	-	-	55,492	-	-

93

Annual Report on Remuneration - continued

Proposed Implementation of

Remuneration in 2021

Basic Salary and Benefits

Details of the executive Directors’ salaries for 2021 compared with 2020 are set out in the Committee Chair’s Overview on page 74. The Committee has reviewed the executive Directors’ base salaries and, taking into account the budgeted salary increases for employees across the Group of an average of c. 3%, concluded that salary increases of 2.75% should also be awarded to the executive Directors in 2021.

Executive Directors will receive benefits in line with the 2019 Policy in 2021. The level of benefits provided will depend on the cost of providing individual items and the individual circumstances.

Retirement Benefit Expense

As outlined in the Chair’s overview on page 76, the monetary value of the pension contribution/allowance for Albert Manifold will be reduced by a further 10% in 2021. For the reasons set out in last year’s Directors’ Remuneration Report, the annual pension contribution / allowance for Senan Murphy (who will be retiring in 2021) has been set at €204,000 (equivalent to 25% of his 2020 base salary).

2021 Annual Bonus Plan

The Remuneration Committee has determined that the 2021 Annual Bonus Plan will be operated broadly in line with the 2020 Annual Bonus Plan.

80% of the bonus will be based on financial targets and the remaining 20% on individual objectives aligned to key strategic areas for each executive Director.

However, as outlined in the Chair’s overview on page 77, given the uncertainty that remains in relation to the ongoing impact of COVID-19 related restrictions on the economies and construction markets in which CRH operates, the Committee has recalibrated the performance ranges for the EPS and operating cashflow metrics, increasing the level of out performance of target required for maximum payouts to be achieved under these elements. The targets attaching to the 2021 bonus will be disclosed in the 2021 Annual Report and Form 20-F.

2021 Performance

Share Plan Awards

For the 2021 PSP awards, awards will be assessed over the three-year period to 31 December 2023. The metrics, weightings and opportunity for the 2021 PSP awards are summarised in table 39 below.

Similar to the 2021 Annual Bonus Plan, the cashflow and RONA targets for the PSP awards have been reviewed and set in the context of a backdrop of unprecedented and ongoing uncertainty. In relation to the TSR component, the Committee has decided to expand the peer group used to assess performance by including two US companies—Martin Marietta and Vulcan Materials—to reflect the extent of CRH’s business in the US, and taking into account recent feedback from some shareholders on this aspect of the peer group’s composition. The peer group will continue to be weighted by market capitalisation.

Committee Discretion

As mentioned above, the targets for the 2021 Bonus Plan and the 2021 PSP awards have been set in the context of unprecedented and ongoing uncertainty currently presented by the COVID-19 pandemic. Given this uncertainty and the possibility that the targets may ultimately transpire to be inappropriate in the context of the global economic outturn in 2021, the Committee has discretion to override formulaic outcomes (and, for the 2021 PSP cycle, revise the targets) in the event that certain assumptions underlying the process of setting the targets at the start of 2021 do not transpire and, therefore, using these targets would be inappropriate in assessing the underlying performance of the Group. Any use of the discretionary mechanism would be fully explained to shareholders in the relevant annual report.

Fees Paid to Former Directors

The 2013 Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment

Performance Share Plan Metrics - 2021 Awards	Table 39

(i)	and (ii) see table 33 on page 90

(iii)	see table 36 on page 91

Pension Entitlements - Defined Benefit (Audited)	Table 40

Executive Director	Increase in accrued personal pension during 2020 (i) €000	Transfer value of increase in dependants pension (i) €000	Total accrued personal pension at year end (ii) €000

Albert Manifold	-	139	273

(i)

As noted above, the pension of Albert Manifold has been capped in line with the provisions of the Irish Finance Acts. However, dependants’ pensions continue to accrue resulting in Greenbury transfer values which have been calculated on the basis of actuarial advice. These amounts do not represent sums paid out or due in 2020 in the event of Mr. Manifold leaving service.

(ii)	The accrued pensions shown are those which would be payable annually from normal retirement date.

2020 Annual Report and Form 20-F

Regulations) Regulations in the UK, require disclosure of payments to former Directors in certain circumstances. No payments have been made to individual former Directors in those circumstances which exceed the de minimis threshold of €20,000 per annum set by the Remuneration Committee. For the purposes of Section 1110N of the Companies Act 2014, details of the payments made to former Directors are included in table 49 on page 99.

Executives’ External

Appointments

The executive Directors may accept external appointments with the prior approval of the Board provided that such appointments do not prejudice the individual’s ability to fulfil their duties at the Group. Whether any related fees are retained by the individual or remitted to the Group is considered on a case-by-case basis.

Non-executive Directors

The remuneration of non-executive Directors is determined by the Board of Directors. The fees were last increased in 2019 (see table 41 below for details of the current fees). Details of the remuneration paid to non-executive Directors in 2020 are set out in table 42 below.

Non-executive Director Fee Structure	Table 41

Role

Group Chairman (including non-executive Director salary and fees for Committee work)	€630,000

Basic non-executive Director fee	€88,000

Committee fee	€32,000

Additional fees

Senior Independent Director	€25,000

Remuneration Committee Chair	€30,000

Audit Committee Chairman	€39,000

Fee for Europe-based non-executive Directors	€15,000

Fee for US-based non-executive Directors	€30,000

Individual Remuneration for Non-executive Directors for the year ended 31 December 2020 (Audited)	Table 42

	Basic fees (i) €000		Benefits (ii) €000		Other fees (iii) €000		Total €000

	2020	2019	2020	2019	2020	2019	2020	2019	2018
Non-executive Directors

R. Boucher (iv)	83	88	-	-	522	77	605	165	99

R. Fearon (v)	7	-	-	-	3	-	10	-	-

J. Karlström (vi)	83	23	-	-	44	13	127	36	-

S. Kelly (vii)	83	7	-	-	95	8	178	15	-

L. McKay (v)	7	-	-	-	3	-	10	-	-

P.J. Kennedy (viii)	26	88	-	-	14	47	40	135	120

H.A. McSharry	83	88	-	-	72	63	155	151	120

G.L. Platt	83	88	-	-	82	87	165	175	141

M.K. Rhinehart	83	88	-	-	58	62	141	150	27

L.J. Riches	83	88	-	-	44	47	127	135	120

H.Th. Rottinghuis (viii)	26	88	-	-	14	47	40	135	120

S. Talbot	83	88	-	2	44	47	127	137	8

	730	734	-	2	995	498	1,725	1,234	755

(i)

Further information in relation to the non-executive Director fee structure is set out in table 41 above. As outlined on page 74, following the onset of the COVID-19 pandemic, the non-executive Directors voluntarily waived 25% of their fees for a period of three months in recognition of the prevailing uncertainty at the time. The non-executive Directors do not receive any variable remuneration.

(ii)	Benefits: Reflects the reimbursement of taxable travel expenses.

(iii)	Other Fees: Includes fees for Chairman, Board Committee work and travel allowances for non-executive Directors based outside of Ireland.

(iv)	Richie Boucher was appointed Chairman with effect from 1 January 2020.

(v)	Rick Fearon and Lamar McKay became Directors on 3 December 2020.

(vi)	Johan Karlström became a Director on 25 September 2019.

(vii)	Shaun Kelly became a Director on 3 December 2019.

(viii)	Pat Kennedy and Henk Rottinghuis retired as Directors on 23 April 2020.

95

Annual Report on Remuneration - continued

Total Shareholder Return

The value at 31 December 2020 of €100 invested in CRH in 2010, compared with the value of €100 invested in the Eurofirst 300 Index and the FTSE100 Index (which CRH joined in December 2011) is shown in table 43 below.

TSR performance has been compared against the FTSE100 and the Eurofirst 300 as these are broad general market indices of which CRH is a constituent. The Committee, therefore, considers that they offer a reasonable comparison for performance. Compound annual TSR since the formation of the Group in 1970 (assuming the reinvestment of dividends) is 15.1%.

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

The SESR Committee has taken formal responsibility for workforce engagement. Remuneration Committee members are kept up-to-date on the workings of the SESR Committee and the feedback it receives from employees on all matters including remuneration. In 2021, this will include feedback from an organisational health survey being issued to more than half of the workforce.

Changes in the remuneration

of the Directors

Table 45 on page 97 shows the percentage change in the executive and non-executive Directors’ salary/fees, benefits and bonus between 2019 and 2020 compared to the change in total average employment costs in respect of employees in the Group as a whole between 2019 and 2020. On a like-for-like basis, assuming full year tenure, there was a 6% reduction in the salary/fees received by non-executives in 2020. This was the result of the non-executive Directors voluntarily waiving 25% of their salary/fees for a three-month period in 2020 in response to the then uncertainty regarding the impact of the COVID-19 pandemic on the Group.

Remuneration Paid to

Chief Executive 2011 – 2020

Table 44 shows the total remuneration paid to the Chief Executive in the period 2011 to 2020 inclusive and shows bonuses and vested long-term incentive awards as a percentage of the maximum bonus and award that could have been received in respect of each year. Albert Manifold succeeded Myles Lee as Chief Executive in January 2014.

Chief Executive Pay Ratio

compared to UK-based

employees

As required by the reporting regulations with which CRH complies, Table 46 on page 97 summarises the ratio of the Chief Executive’s remuneration compared with the UK workforce (which represents only 13% of the Group’s c.77,100 employees). In last year’s Report, the Committee noted an expectation for year-on-year variations in the reported pay ratio to be driven by performance-based pay outcomes which, in line with our remuneration policy, comprise a significant proportion of the total remuneration for the Chief Executive. While the majority of employees across CRH also participate in performance-related incentives, these typically comprise a lower proportion of the package (in line with competitive market practices for these roles and levels). Consistent with our philosophy across the Group that incentives should be linked

TSR Performance (2010-2020)	Table 43

Remuneration paid to Chief Executive (2011-2020)	Table 44

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Single figure Remuneration (€m) (i)	€2.9m	€2.5m	€4.2m	€4.3m	€5.4m	€9.9m	€8.7m	€8.2m	€9.3m	€11.2m

Annual Bonus (% of max)	39%	28%	30%	100%	100%	98%	96%	81%	86%	86%

Long-term incentive			PSP: 49%	PSP: 0%	PSP: 78%
award vesting (% of max)	17%	0%	LTIP: 34%	Options:	Options:	100%	79%	59%	71%	87%
				75%	37%

(i)	Single figure remuneration comprises the total fixed pay, annual bonus and the value of long-term incentives vesting in respect of each year.

2020 Annual Report and Form 20-F

to performance that an individual can influence, these more commonly reflect an individual’s own (and own business unit) performance, compared with a linkage to Group performance for the Chief Executive and other senior executives.

In 2020, 81% of the Chief Executive’s total remuneration was derived from at-risk, performance-based pay linked to the Group’s overall performance (highlights of which are summarised on page 75) and also to CRH’s share price performance through equity-based elements of the package. The Committee reviewed the drivers of the pay ratio, and concluded that the resulting pay ratio (and increase compared to 2019) reflects the Group’s continued strong and sustained financial performance. The annual bonus for the Chief Executive paid out at 86% of maximum in 2020 (2019: 86%) and the 2018 PSP vested at 86.8% of maximum (2017 PSP: 70.1%). One-third of the bonus is deferred in shares and the vested PSP shares are subject to an additional retention period on vesting, further aligning the remuneration of Chief Executive with the interests of shareholders over the longer-term.

Noting that the total remuneration pay ratio will be volatile over time, the Committee has elected to disclose the pay ratio for base salary. In line with the Committee’s policy that Executive Directors’

Changes in the remuneration of the Directors	Table 45

	Percentage change from 2019

	Salary / Fees	Benefits	Bonus
Executive Directors

A. Manifold	-4%	-37%	+3%

S. Murphy	-4%	-52%	+1%

Non-executive Directors

R. Boucher (i)	-6%	n/a	n/a

R. Fearon (ii)	n/a	n/a	n/a

J. Karlstrom (iii)	-6%	n/a	n/a

S. Kelly (iv)	-6%	n/a	n/a

L. McKay (ii)	n/a	n/a	n/a

H.A. McSharry	-6%	n/a	n/a

G.L. Platt	-6%	n/a	n/a

M.K. Rhinehart	-6%	n/a	n/a

L.J. Riches	-6%	n/a	n/a

S. Talbot	-6%	n/a	n/a

Average Workforce Costs (v)	+1%

(i)	Appointed Chairman with effect from 1 January 2020.

(ii)	Appointed with effect from 3 December 2020.

(iii)	Appointed with effect from 25 September 2019.

(iv)	Appointed with effect from 3 December 2019.

(v)	For the purposes of Section 1110N(e)(ii), CRH plc had no employees in each of the financial years from 2016 to 2020.

Chief Executive Pay Ratios

Total Remuneration Pay Ratios compared to UK-based employees	Table 46

Year	Calculation	P25 (lower quartile)		P50 (median)		P75 (upper quartile)		Chief Executive
	Methodology	Total remuneration	Ratio	Total remuneration	Ratio	Total remuneration	Ratio	Total remuneration

2020	C	€30,400	368:1	€42,000	267:1	€54,600	205:1	€11,200,211

2019	C	€32,200	289:1	€44,900	207:1	€58,900	158:1	€9,311,400

Salary Pay Ratios compared to UK-based employees

Year	Calculation	P25 (lower quartile)		P50 (median)		P75 (upper quartile)		Chief Executive
	Methodology	Salary	Ratio	Salary	Ratio	Salary	Ratio	Salary

2020	C	€28,200	52:1	€37,800	39:1	€46,800	31:1	€1,469,100

2019	C	€28,500	53:1	€42,400	36:1	€49,900	31:1	€1,522,500

1.	Salary and total remuneration figures have been rounded to the nearest 100.

2.	Employee remuneration data converted into Euros at the average quarter four EUR:GBP exchange rate (source: Central Bank of Ireland). For 2020 this rate was 0.9:1(2019: 0.86:1).

3.

Total remuneration for the lower quartile, median and upper quartile employees are determined using the ‘single figure’ methodology. This methodology was chosen as it provides a like-for-like comparison between the CEO and other employees. For practical reasons (primarily relating to the number of employing entities and employees covered by this analysis), the ranking of employees to identify the three individuals representing P25, P50 and P75 is conducted in November each year. Given the timing, for the purpose of the ranking exercise, total remuneration is defined as the sum of base salary, employer pension contributions and other taxable benefits for the period 1 January to 31 October, and the incentive paid in the period in respect of the prior year. All elements of remuneration are calculated on a full-time and full-year equivalent basis. In the following January, total remuneration is updated for the three employees representing P25, P50 and P75 using the same single figure methodology used to report CEO remuneration.

4.

The Committee reviewed the underlying rationale for the year-on-year change in the quartile figures for the identified UK employees. This was due to the impact of the COVID-19 pandemic on the UK Tarmac business, which employs the majority of our UK workforce. This year-on-year change reflects a variety of factors including restricted working and reduced overtime of some UK employees during 2020, as well as the linkage of bonus outcomes for these employees to the performance of the UK-based businesses in which they work (rather than CRH as a whole). Year-on-year fluctuations in the exchange rate used to convert employee remuneration data into euro can also drive short term fluctuations in the reported ratio.

Annual Report on Remuneration - continued

base salaries will normally increase in line with the typical level of increase awarded to other employees in the Group, it is anticipated that this ratio will be more stable—and representative of relative changes in fixed pay—over time.

Relative Importance

of Spend on Pay

Table 47 sets out the amount paid by the Group in remuneration to employees compared to the amount returned to shareholders as part of the share repurchase programme and dividend distributions made to shareholders in 2019 and 2020. We have also shown the change in EBITDA (as defined)* performance year-on-year to provide an indication of the change in profit performance.

Advisers to the Remuneration

Committee

In 2020 Mercer acted as the Committee’s independent remuneration consultants. The Committee has satisfied itself that the advice provided by Mercer is robust and independent and that the Mercer engagement partner and team that provide remuneration advice to the Committee do not have connections with CRH plc that may impair their independence.

Mercer are signatories to the Voluntary Code of Conduct in relation to executive remuneration consulting in the UK. During 2020, Mercer provided the following remuneration services:

•	research and advice regarding remuneration trends, best practice and remuneration levels for executive and non-executive Directors in companies of similar size and complexity;

•	advice in relation to remuneration matters generally; and

•	attendance at Committee meetings, when required

In 2020, Mercer’s parent, the MMC Group, provided pensions advice and related services to the Company. In 2020, the total fees paid to Mercer Kepler were Stg£78,538.

2020 Annual General Meeting

The voting outcome in respect of the remuneration-related votes at the 2020 AGM is set out in table 50 on page 99.

Heather Ann McSharry

Chair of Remuneration Committee

3 March 2021

Relative Importance of Spend on Pay	Table 47

Shareholdings of Directors and Company Secretary	Table 48

	Beneficially Owned (i)

Name	31 December 2020	31 December 2019
Executive Directors

A. Manifold (ii)	47,061	1,297

S. Murphy (ii)	6,068	1,970

Non-executive Directors

R. Boucher	23,300	13,800

R. Fearon (iii) (iv)	1,000	1,000

J. Karlström	2,000	2,000

S. Kelly (iv)	1,000	1,000

L. McKay (iii)(iv)	4,000	Nil

H.A. McSharry	4,170	4,170

G.L. Platt	1,064	1,059

M.K. Rhinehart (iv)	1,000	1,000

L.J. Riches	5,000	5,000

S. Talbot	1,550	1,550

Company Secretary

N. Colgan	4,769	11,365
Total	101,982	45,211

(i)	Excludes awards of Deferred Shares, details of which are disclosed on pages 92 and 93. The Directors and Company Secretary do not have any special voting rights.

(ii)	The total interests of the executive Directors, using the methodology set out in the Shareholding Guideline section on page 85, are illustrated in table 29.

(iii)	Appointed with effect from 3 December 2020. Holdings shown in the 2019 column are those as at the date of appointment.

(iv)	Holdings in the form of American Depositary Receipts (ADRs).

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

2020 Annual Report and Form 20-F

Details of Remuneration Charged against Profit in 2020

Directors’ Remuneration (i) (Audited)			Table 49
	2020	2019	2018
	€000	€000	€000
Executive Directors

Basic Salary	2,237	2,317	2,260

Performance-related Incentive Plan

- cash element	2,707	2,647	2,752

- deferred shares element	1,353	1,324	918

Retirement Benefits Expense	816	866	878

Benefits	40	70	80

Total executive Directors’ remuneration	7,153	7,224	6,888

Average number of executive Directors	2.00	2.00	2.00

Non-executive Directors

Fees	730	894	716

Other remuneration	995	1,124	961

Benefits	-	9	1

Total non-executive Directors’ remuneration	1,725	2,029	1,678

Average number of non-executive Directors	8.83	10.16	9.16

Payments to former Directors (ii)	40	9	14

Total Directors’ remuneration	8,918	9,262	8,580

(i)	See analysis of 2020 remuneration by individual in tables 24 and 42 on pages 79 and 95 respectively.

(ii)	Consulting and other amounts paid to a number of former Directors.

For the purposes of Section 305(1) of the Companies Act, 2014, the total aggregate of “emoluments” paid or received by Directors in respect of qualifying services was €8,918 million. Details of share based payments charged through P&L can be found in note 34.

Remuneration Related Votes 2020						Table 50

	Year of	%	%	No. of	Total No. of Votes Cast	% of Issued Share
	AGM	in Favour	Against	Votes Withheld	(incl. Votes Withheld)	Capital Voted

Directors’ Remuneration Report (“Say on Pay”)	2020	90.72	9.28	11,758,582	548,766,152	69.92

Directors’ Remuneration Policy Report	2019	86.73	13.27	4,846,043	496,827,532	61.43

99

Directors’ Report

The Directors submit their report and the audited Consolidated Financial Statements for the year ended 31 December 2020.

Principal Activity, Results for the Year and Review of Business

CRH is the leading building materials business in the world, employing c. 77,100 people at over 3,100 locations worldwide. We manufacture and supply a diverse range of superior building materials and products for use in the construction and maintenance of infrastructure, housing and commercial projects. Our materials and products are used extensively, in construction projects of all sizes, all across the world. The Group has c.1,000 subsidiary, joint venture and associate undertakings; the principal ones as at 31 December 2020 are listed on pages 250 to 254.

The Group’s strategy, business model and development activity are summarised on pages 6 to 51 and are deemed to be incorporated in this part of the Directors’ Report. As set out in the Consolidated Income Statement on page 132, the Group reported a profit before tax for the year of $1.7 billion from continuing operations. Comprehensive reviews of the financial and operating performance of the Group during 2020 are set out in the Business Performance section on pages 30 to 51; key financial performance indicators are set out on pages 18 to 19.

The treasury policy and objectives of the Group are set out in detail in note 24 to the Consolidated Financial Statements.

During the year ended 31 December 2020, 5,951,146 million ordinary shares were repurchased on the Euronext Dublin for a total of $0.2 billion, at an average price of $36.96 per share. Further details in relation to the buyback programme and the Company’s profits available for distribution are set on pages 103 and 209 respectively.

Dividend

CRH’s capital allocation policy reflects the Group’s strategy of generating industry leading returns through value-accretive allocation of capital while delivering long-term dividend growth for shareholders. The Board continues to believe that a progressive dividend policy is appropriate for the Group and further to the 12% dividend increase in 2019, an interim dividend of 22.0c (2019: 22.0c) per share was paid in September 2020. The Board is recommending a final dividend of 93.0c per share. This would give a total dividend of 115.0c for the year (2019: 92.0c), an increase of 25% over last year. The earnings per share for the year were 142.9c, representing a cover of 1.2x the proposed dividend for the year while pre-impairment earnings per share for the year were 243.3c, representing a cover of 2.1x the proposed dividend for 2020. It is proposed to pay the final dividend on 5 May 2021 to shareholders registered at the close of business on 19 March 2021. In connection with the share buyback programme, CRH announced the suspension of the scrip dividend scheme on 2 May 2018. Therefore, the final dividend will be paid wholly in cash. Reflecting the resilience of our business model and continued strong cash generation the Board believes that a through-the-cycle dividend cover of 2.0 to 2.5 times is appropriate for the Group going forward.

2021 Outlook

The 2021 outlook set out in the Chief Executive’s Review on page 11 is deemed to be incorporated in this part of the Directors’ Report.

Non-Financial Reporting

The European Union (Disclosure of Non-Financial and Diversity Information by certain large undertakings and groups) Regulations 2017 (the ‘Non-Financial Regulations’) requires CRH to provide certain non-financial information to investors and other stakeholders necessary to provide them with an understanding of the Company’s development, performance, position and impact of its activity. Table 51 provides more details on the information required to be provided by the Non-Financial Regulations and where this information has been provided in this Annual Report and Form 20-F.

Non-Financial Reporting			Table 51

Reporting Requirement	Relevant Policies (i)	Location of Information (ii)	Pages

Environmental and Climate Related Matters	Environmental Policy	Sustainability and Risk Governance	20 to 29

Social & Employee Matters	Health & Safety Policy, Social Policy	Sustainability	20 to 25

Human Rights	Social Policy, Code of Business Conduct	Sustainability	20 to 25

Anti-bribery & Corruption	Code of Business Conduct	Sustainability	20 to 25

Business Model	–	Business Model	16 to 17

Non-financial KPIs	–	Managing Performance	18 to 19

Principal Risks	–	Risk and Resilience	26 to 29

(i)	Policies are available on CRH’s website, www.crh.com.

(ii)	The referenced sections are deemed to be incorporated within this Directors’ Report.

2020 Annual Report and Form 20-F

Regulatory Information[1]	Table 52

Companies Act 2014	For the purpose of Section 1373, the Corporate Governance Report on pages 52 to 99, together with the Governance Appendix located on the CRH website (www.crh.com), which contains the information required by Section 1373(2) of the Companies Act 2014 and the risk management disclosures on pages 26 to 29 and 106 to 111, are deemed to be incorporated in the Directors’ Report and form part of the corporate governance statement required by Section 1373 of the Companies Act. Details of the Company’s employee share schemes and capital structure can be found in notes 9 and 31 to the Consolidated Financial Statements on pages 156 to 158 and 197 to 199 respectively.

2006 Takeover Regulations	For the purpose of Regulation 21 of Statutory Instrument 255/2006 European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006, the rules relating to the appointment and replacement of Directors are summarised in the Governance Appendix. The Chief Executive and the Finance Director have entered into service contracts, the principal terms of which are summarised in the 2019 Directors’ Remuneration Policy which is available on the CRH website (www.crh.com) and in the section entitled ‘Service Contracts’ on page 54 of the 2019 Annual Report and Form 20-F are deemed to be incorporated in this part of the Directors’ Report. The Company’s Memorandum and Articles of Association, which are available on the CRH website, are also deemed to be incorporated in this part of the Directors’ Report. The Group has certain banking facilities and bond issues outstanding which may require repayment in the event that a change in control occurs with respect to the Company. In addition, the Company’s Share Option Schemes and Performance Share Plan contain change of control provisions which can allow for the acceleration of the exercisability of share options and the vesting of share awards in the event that a change of control occurs with respect to the Company.

2007 Transparency Regulations	For the purpose of Statutory Instrument 277/2007 Transparency (Directive 2004/109/EC) Regulations 2007, the following sections of this Annual Report and Form 20-F are deemed to be incorporated into this part of the Directors’ Report[2]: the Chairman’s Introduction on pages 4 and 5, the Strategy Review section on pages 6 to 29, the Principal Risks and Uncertainties section on pages 106 to 111, the Business Performance section on pages 30 to 51, the information on inclusion and diversity on pages 66 and 68, the details of earnings per Ordinary Share in note 14 to the Consolidated Financial Statements, the details of derivative financial instruments in note 27, the details of the reissue of Treasury Shares in note 31 and the details of employees in note 7.

Disclaimer/ Forward- Looking Statements

In order to utilise the “Safe Harbor” provisions of the US Private Securities Litigation Reform Act of 1995, CRH plc (the ‘Company’), and its subsidiaries (collectively, ‘CRH’ or the ‘Group’) is providing the following cautionary statement.

This document contains certain statements that are, or may be deemed to be forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH including but not limited to the statements under: “Overview - Chairman’s Introduction”; “Strategy Review - Chief Executive’s Review”; “Governance - Directors’ Report”; “Strategy Review” regarding the Group’s strategy for future growth and delivery; “Strategy Review - Measuring Performance” with regard to our focus for 2021; “Strategy Review - Sustainability” with regard to our strategies for our sustainability priorities; “Business Performance - Finance Director’s Review 2020” with respect to our belief that the Group has sufficient resources to meet its debt obligations and capital and other expenditure requirements in 2021; “Business Performance” with respect to our expectations regarding economic activity and fiscal developments in our operating regions; and our expectations for the residential, non-residential and infrastructure markets; the statements relating to our strategies for individual segments and business lines in the section entitled “Segmental Reviews”; “Governance - Directors’ Remuneration Report” with regard to growth forecasts for the coming years; “Governance - Principal Risks and Uncertainties”; “Strategy Review - Risk and Resilience” and “Supplementary 20-F Disclosures - Risk Factors” with respect to the potential impact and evolving nature of risk as well as the direction risk may be trending.

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

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company’s current expectations and assumptions as to such future events and circumstances that may not prove accurate. A number of material factors, such as the ongoing COVID-19 pandemic, could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control and which include, among other things: economic and financial conditions generally in various countries and regions where we operate; the pace of growth in the overall construction and building materials sector; demand for infrastructure, residential and non-residential construction in our geographic markets; increased competition and its impact on prices; increases in energy and/or raw materials costs; adverse changes to laws and regulations; approval or allocation of funding for infrastructure programmes; adverse political developments in various countries and regions; failure to complete or successfully integrate acquisitions; and the specific factors identified in the discussions accompanying such forward-looking statements and in the Principal Risks and Uncertainties included on pages 106 to 111 of the Directors’ Report and in the Risk Factors included on pages 223 to 231 of this Annual Report and Form 20-F. You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this Directors’ Report. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

The forward-looking statements in this Annual Report and Form 20-F do not constitute reports or statements published in compliance with any of Regulations 4 to 8 and 26 of the Transparency (Directive 2004/109/EC) Regulations 2007.

Location of Information required pursuant to Listing Rule 9.8.4C	Table 53

Listing Rule	Information to be included (i):

LR 9.8.4 (12) and (13)	Waivers of Dividends Disclosure: The Trustees of the Employee Benefit Trust have elected to waive dividends in respect of certain holdings of CRH shares. See page 199 to the Consolidated Financial Statements.

(i)	No information is required to be disclosed in respect of Listing Rules 9.8.4 (1), (2), (4), (5), (6), (7), (8), (9), (10), (11) and (14).

1.	This table contains information which is required to be provided for regulatory purposes.
2.	For the purposes of the Company’s Annual Report on Form 20-F as filed with the SEC, the Sustainability Report, and any reference thereto, is explicitly excluded from this Directors’ Report.

101

102

Directors’ Report - continued

Going Concern

The time period that the Directors have considered in evaluating the appropriateness of the going concern basis in preparing the 2020 Consolidated Financial Statements is a period of at least twelve months from the date of approval of these financial statements (the ‘period of assessment’).

The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Strategy Review and in this report on pages 6 to 29 and pages 106 to 111. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the Business Performance Review on pages 30 to 51. In addition, notes 23 to 27 to the Consolidated Financial Statements include the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit, currency and liquidity risks. The Group has considerable financial resources and a large number of customers and suppliers across different geographic areas and industries. In addition, the local nature of building materials means that the Group’s products are not usually shipped cross-border. The increase in cash and liquidity available to the Group including our ongoing ability to access the debt markets, the quantum of our liquidity facilities, the absence of financial covenants associated with our debt obligations and the continuing maintenance of strong investment grade credit ratings demonstrate the significant financial strength and resilience of the Group. No concerns or material uncertainties have been identified as part of our assessment, which also considered the impact of the COVID-19 pandemic.

Having assessed the relevant business risks, the Directors believe that the Group is well placed to manage these risks successfully and they have a reasonable expectation that CRH plc, and the Group as a whole, has adequate financial and other resources to continue in operational existence for the period of assessment with no material uncertainties. For this reason, the Directors continue to adopt the going concern basis in preparing the Consolidated Financial Statements.

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

Directors’ Remuneration Report

In accordance with Section 1110N(6), the 2020 Directors’ Remuneration Report (excluding the Remuneration Policy Report) on pages 74 to 79 with be subject to a non-binding advisory vote at the 2021 AGM.

Changes to the

Board of Directors

•	Mr. P.J Kennedy and Mr. H.Th. Rottinghuis retired from the Board with effect from 23 April 2020;

•	Mr. R. Fearon and Mr. L. McKay were appointed to the Board with effect from 3 December 2020; and

•	Ms. H.A. McSharry, Mr. S. Murphy and Ms. L.J. Riches will retire from the Board at the conclusion of the AGM to be held on 29 April 2021

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

Auditor

As required under Section 381(1)(b) of the Companies Act 2014, the AGM agenda includes a resolution authorising the Directors to fix the remuneration of the auditor.

Section 383 of the Companies Act 2014 provides for the automatic re-appointment of the auditor of an Irish company at a company’s AGM, unless the auditor has given notice in writing of his unwillingness to be re-appointed or a resolution has been passed at that meeting appointing someone else or providing expressly that the incumbent auditor shall not be re-appointed. The auditor, Deloitte Ireland LLP, is willing to continue in office.

Notwithstanding the provisions of Irish company law, the Board has decided to provide shareholders with an opportunity to have a say on the continuance in office of Deloitte Ireland LLP and a non-binding resolution has been included on the agenda for the 2021 AGM for this purpose.

Authority to Allot Shares

The Directors require the authority of the shareholders to allot any unissued Ordinary Share capital of the Company. Accordingly, an ordinary resolution will be proposed at the 2021 AGM to renew the annual authority for that purpose. The authority will be for an amount which represents

1.

For more information in relation to the Group’s risk management and internal control systems, please see the Risk Management and Internal Control section in the Supplementary 20-F Disclosures section on page 232.

2020 Annual Report and Form 20-F

just under 50% of the issued Ordinary Share capital as at 3 March 2021. Any allotment exceeding 33% of the issued Ordinary Share capital will only be made pursuant to a pre-emptive issue and no issue of shares will be made which could effectively alter control of the Company without prior approval of the Company in General Meeting.

The Directors have no present intention of making any issue of shares, other than in connection with the Group’s share incentive plans and, if applicable, scrip dividend scheme.

If approved, this authority will expire on the earlier of the date of the AGM in 2022 or 28 July 2022.

Disapplication of

Pre-emption Rights

Two special resolutions will be proposed at the 2021 AGM to renew the annual authorities of the Directors to disapply statutory pre-emption rights in relation to allotments of Ordinary Shares for cash in certain circumstances.

The first resolution will, if approved, authorise the Directors to allot Ordinary Shares on a non-pre-emptive basis and for cash (otherwise than in connection with a rights issue or similar pre-emptive issue) up to a maximum nominal value of €12,722,000. This amount represents approximately 5% of the issued Ordinary Share capital as at 3 March 2021, being the latest practicable date prior to publication of this document. This resolution will also allow the Directors to disapply pre-emption rights in order to accommodate any regulatory restrictions in certain jurisdictions where the Company might otherwise wish to undertake a pre-emptive issue.

The authority under the second disapplication resolution will, if approved, afford the Directors with an additional power to allot Ordinary Shares on a non-pre-emptive basis and for cash up to a further 5% of the issued share capital as at 3 March 2021. The power conferred by this resolution can be used only in connection with an acquisition or a specified capital investment which is announced contemporaneously with the issue, or which has taken place in the preceding six-month period and is disclosed in the announcement of the issue.

The 5% limits in the disapplication resolutions include any Treasury Shares reissued by the Company during the same period.

The Directors confirm that in respect of these resolutions, they intend to follow the Statement of Principles updated by the Pre-Emption Group in that allotments of shares for cash and the reissue of Treasury Shares on a non-pre-emptive basis (other than for an open offer or rights issue to Ordinary Shareholders, the operation of CRH’s employee share schemes or in connection with an acquisition or specified capital investment) will not exceed 7.5% of the issued Ordinary Share capital within a rolling three-year period without prior consultation with shareholders.

Transactions in

Own Shares

Under the share buyback programme, a total of 5,951,146 Ordinary/Income Shares, equivalent to 0.75% of the Company’s issued share capital were repurchased during 2020, at an average price of $36.96 per share. 4,500,000 Ordinary/ Income Shares, equivalent to 0.57% of the Company’s issued share capital were cancelled on 18 December 2020 as part of the Group’s management of its Treasury Share requirements. As at 3 March 2021, 10,073,153 shares were held as Treasury Shares, equivalent to 1.28% of the Ordinary Shares in issue (excluding Treasury Shares). The Treasury Share balance at 31 December 2020 was 10,087,161, equivalent to 1.28% of the Ordinary Shares in issue (2019: 10,011,353 (1.27%).

During 2020, 1,375,338 (2019: 1,147,149) Treasury Shares were reissued under the Group’s employees’ share schemes.

A special resolution will be proposed at the 2021 AGM to renew the authority of the Company, or any of its subsidiaries, to purchase up to 10% of the Company’s Ordinary Shares in issue at the date of the AGM.

If approved, the minimum price which may be paid for shares purchased by the Company shall not be less than the nominal value of the shares and the maximum price will be 105% of the higher of the last independent trade in the Company’s shares (or current independent bid, if higher) and the average market price of such shares over the preceding five days. A special resolution will also be proposed for the purpose of renewing the authority to set the maximum and minimum prices at which Treasury Shares (effectively shares purchased and not cancelled) may be reissued off-market by the Company. If granted, both of these authorities will expire on the earlier of the date of the AGM in 2022 or 28 July 2022. As at 3 March 2021, options to subscribe for a total of 1,356,752 Ordinary Shares are outstanding, representing 0.17% of the issued Ordinary Share capital (excluding Treasury Shares). If the authority to purchase Ordinary Shares was used in full, the options would represent 0.19% of the remaining shares in issue.

As outlined on page 33, during 2020 the Group returned a further $220 million of cash to shareholders under its share buyback programme but, due to high levels of market volatility, the Board paused the programme in March 2020. However, as outlined on page 5, the Board has announced its intention to recommence the programme and complete a further $0.3 billion tranche during the second quarter of 2021.

While no decision has been made to extend the programme beyond this, the Board believes that the Company should retain the ability to buyback its own shares so that it can be used in the best interests of shareholders generally.

Authority to Offer Scrip Dividends

The scrip dividend scheme was suspended during 2018 with the commencement of the buyback programme. No decision has yet been taken on whether the scrip dividend scheme will be re-introduced. However, to provide flexibility should a decision be made to re-introduce the scheme, an ordinary resolution is being proposed to renew the Directors’ authority to make scrip dividend offers. Unless renewed at the AGM in 2022, this authority shall expire at the close of business on 28 July 2022.

New Savings-related Share

Option Scheme

At the 2010 Annual General Meeting shareholders adopted Savings-relation Share Option Schemes (the ‘2010 Schemes’), which were subsequently approved by the Irish Revenue Commissioners and HMRC in the United Kingdom. The 2010 Schemes were valid for a period of 10 years and expired during 2020. Such schemes are an important means by which share ownership by the wider workforce in these jurisdictions can be made facilitated. Accordingly, it is proposed to seek approval from shareholders at the 2021 Annual General Meeting to establish new savings-related share option schemes in Ireland and the United Kingdom, in accordance with the legislation currently in place in those jurisdictions and, where applicable, to establish schemes similar in substance in other jurisdictions (the ‘2021 Schemes’). There are no material differences between the 2010 Schemes and 2021 Schemes.

Annual General Meeting

The Notice of Meeting for the 2021 AGM will be published in March on the CRH website (www.crh.com) and is expected to be posted to shareholders on 31 March 2021.

103

104

Directors’ Report - continued

On behalf of the Board,

R. Boucher, A. Manifold

Directors

3 March 2021

2020 Annual Report and Form 20-F

In 2020 CRH brought its construction accessories businesses together globally under one new brand ‘Leviat’ to allow them to benefit from the synergies that come from being part of an integrated, global construction accessories business, including collaboration on sales, marketing and product development. Leviat is part of CRH’s Building Products Division.

105

106

[THIS PAGE INTENTIONALLY LEFT BLANK]

2020 Annual Report and Form 20-F

[THIS PAGE INTENTIONALLY LEFT BLANK]

107

108

[THIS PAGE INTENTIONALLY LEFT BLANK]

2020 Annual Report and Form 20-F

[THIS PAGE INTENTIONALLY LEFT BLANK]

109

110

[THIS PAGE INTENTIONALLY LEFT BLANK]

2020 Annual Report and Form 20-F

[THIS PAGE INTENTIONALLY LEFT BLANK]

111

The circular economy and demand for

more sustainable forms of construction are

presenting new value creation opportunities

for CRH as producer of high-performing,

climate-friendly materials and products for

use throughout the built environment.

2020 Annual Report and Form 20-F

Financials

Finnsementti, part of CRH’s Europe Materials Division, played a leading role in the renovation of the award-winning Olympic Stadium in Helsinki, Finland. Completed in 2020, the multipurpose arena has a capacity of 36,200 for sporting events and 50,000 for concerts. The renovation project involved c. 50,000 cubic meters of concrete. The stadium was awarded both the Finlandia prize of architecture and the Finnish Association of Civil Engineers RIL-award in 2020.

113

114

[THIS PAGE INTENTIONALLY LEFT BLANK]

2020 Annual Report and Form 20-F

[THIS PAGE INTENTIONALLY LEFT BLANK]

115

116

[THIS PAGE INTENTIONALLY LEFT BLANK]

2020 Annual Report and Form 20-F

[THIS PAGE INTENTIONALLY LEFT BLANK]

117

118

[THIS PAGE INTENTIONALLY LEFT BLANK]

2020 Annual Report and Form 20-F

[THIS PAGE INTENTIONALLY LEFT BLANK]

119

120

[THIS PAGE INTENTIONALLY LEFT BLANK]

2020 Annual Report and Form 20-F

[THIS PAGE INTENTIONALLY LEFT BLANK]

121

122

[THIS PAGE INTENTIONALLY LEFT BLANK]

2020 Annual Report and Form 20-F

[THIS PAGE INTENTIONALLY LEFT BLANK]

123

124

[THIS PAGE INTENTIONALLY LEFT BLANK]

2020 Annual Report and Form 20-F

[THIS PAGE INTENTIONALLY LEFT BLANK]

125

  Independent Auditor’s US Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of CRH public limited company (CRH plc)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of CRH plc and subsidiaries (the ‘Company’) as at 31 December 2020, the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows, for the year ended 31 December 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of 31 December 2020, and the consolidated results of its operations and its cash flows for the year ended 31 December 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 3 March 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

2020 Annual Report and Form 20-F

Intangible Assets – Assessment of the carrying value of goodwill associated with selected cash generating units – Refer to accounting policies and note 16 to the financial statements

Critical Audit Matter Description

The goodwill balance was $9.0 billion as at 31 December 2020 and the Company recorded an impairment charge of $0.4 billion during the year ended 31 December 2020.

The Company’s evaluation of the carrying value of goodwill for impairment involves the comparison of the recoverable amount of goodwill of each cash generating unit (CGU) to its carrying value. The Company used the value-in-use approach, which deploys a discounted cash flow model to estimate the recoverable amount. This requires management to make significant estimates and assumptions related to discount rates, short-term forecasts of future revenues and margins, and long-term growth rates which drive net cash flows. Changes in these assumptions could have a significant impact on the recoverable amount, the amount of any goodwill impairment charge, or both.

We identified goodwill for certain CGUs as a critical audit matter because of the significant judgements made by management to estimate the recoverable value of certain CGUs and the difference between their recoverable amounts and carrying values. We focused on CGUs where impairments were recognised in the current year, CGUs identified as sensitive by management as disclosed in note 16 and CGUs with a significant change in cash flow forecasts in the current year (collectively the “selected CGUs”). This required a high degree of auditor judgement and an increased extent of effort, including the need to involve our valuation specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions as described above.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the assumptions, as described above, used by management to estimate the recoverable amounts of the selected CGUs included the following, among others:

•

We tested the operating effectiveness of controls over management’s selection of the discount rates, short-term forecasts of future revenues and margins, and long-term growth rates used to determine the recoverable amount of each selected CGU.

•	We agreed the underlying cash flow forecasts to the Board approved projections and we evaluated management’s ability to accurately forecast future revenues and margins by:

•	performing a look-back analysis and comparing actual results to management’s historical forecasts;

•	assessing the reasonableness of the impact of COVID-19 and other macroeconomic activity on short-term cash flows;

•	benchmarking management’s forecasts against independent third-party economic and industry projections; and

•	comparing internal Company communications to management and the Board against the cash flow forecasts to evaluate for consistency.

•	With the assistance of our valuation specialists, we evaluated the appropriateness of the valuation methodology and discount rates used for each selected CGU by:

•	assessing the reasonableness of the valuation model used by the Company compared to generally accepted valuation practices and accounting standards;

•	testing the source information underlying the determination of the discount rates through use of observable inputs from independent external sources; and

•	developing a range of independent estimates and comparing those to the discount rates selected by management.

•

We compared the long-term growth rates, used by management to grow cash flows from year 5 to year 10 in order to calculate a terminal value at that point, to independent external sources and developed our own range to assess the reasonableness of these rates.

•	We compared the actual results for the year ended 31 December 2020 to management’s forecasts at the date of the annual impairment test to determine if any additional indicators of impairment existed.

•

In conjunction with our climate change specialists we assessed how climate related risks had been incorporated into the valuation models and assessed whether assumptions used in the valuation models were consistent with achieving the Company’s 2030 carbon reduction targets.

127

  Independent Auditor’s US Reports - continued

Property, Plant and Equipment (PP&E) – Assessment of the carrying value of property, plant and equipment – Refer to accounting policies and note 15 to the financial statements

Critical Audit Matter Description

As at 31 December 2020, the Company carrying value of PP&E was $19.3 billion. The Company recorded an impairment charge for the year ended 31 December 2020 of $0.3 billion.

The Company’s evaluation of PP&E for indicators of impairment is performed annually or when events or changes in circumstances indicate that the carrying values may not be recoverable. The Company uses a value-in-use model to estimate the recoverable amount, which requires management to make significant estimates and assumptions related to discount rates, short-term forecasts of future revenues and margins, and long-term growth rates which drive net cash flows. Changes in these assumptions could have a significant impact on the recoverable amount, the amount of any impairment charge, or both.

We identified PP&E CGUs with impairment indicators (the ‘identified CGUs’) as a critical audit matter because of the significant judgements made by management to estimate the recoverable value of the identified CGUs and the difference between their recoverable amounts and carrying values. This required a high degree of auditor judgement and an increased extent of effort, including the need to involve our valuation specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions as described above.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the significant assumptions and estimates used by management to estimate the recoverable amounts of the identified CGUs as described above included the following, among others:

•

We tested the operating effectiveness of controls over management’s selection of the significant assumptions and estimates, as described above, used to determine the recoverable amount of each identified CGU.

•	We agreed the underlying cash flow forecasts to the Board approved projections and we evaluated management’s ability to accurately forecast short-term future revenues and margins by:

•	performing a retrospective review and comparing actual results to management’s historical forecasts;

•	assessing the reasonableness of the impact of COVID-19 and other macroeconomic activity on short-term cash flows;

•	benchmarking management’s forecasts against independent third-party economic and industry projections; and

•	comparing internal Company communications to management and the Board against the cash flow forecasts to ensure consistency.

•	We evaluated the appropriateness of the valuation methodology and discount rates used for each identified CGU, with the assistance of our valuation specialists, by:

•	assessing the reasonableness of the valuation model used by the Company compared to generally accepted valuation practices and accounting standards;

•	testing the source information underlying the determination of the discount rates through use of observable inputs from independent external sources; and

•	developing a range of independent estimates and comparing those to the discount rates selected by management.

•

We compared the long-term growth rates, used by management to calculate the terminal value at year five, to independent external sources and developed our own range to assess the reasonableness of these rates.

•

In conjunction with our climate change specialists we assessed how climate related risks had been incorporated into the valuation models and assessed whether assumptions used in the valuation models were consistent with achieving the Company’s 2030 carbon reduction targets.

2020 Annual Report and Form 20-F

Revenue recognition for long-term contracts – Refer to accounting policies and note 1 to the financial statements

Critical Audit Matter Description

The Company’s revenues derived from long-term contracts accounted for 22% ($6.2 billion) of the total revenue in 2020.

The Company recognises long-term contract revenue over the contract term as the work progresses because transfer of control and the fulfillment of performance obligations to the customer is continuous. The percentage-of-completion method is used to recognise revenue and is calculated based on the proportion of the contract costs incurred at the balance sheet date relative to the total estimated costs of the contract. The accounting for these contracts involves judgement, particularly as it relates to the process of estimating total costs.

We identified revenue recognition on long-term contracts as a critical audit matter because of the judgements necessary for management to estimate total costs for the performance obligations used to recognise revenue for certain long-term contracts. This required extensive audit effort due to the complexity of long-term contracts and required a high degree of auditor judgement when performing audit procedures to audit management’s estimates of total costs and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s estimates of total costs for the performance obligations used to recognise revenue for certain long-term contracts included the following, among others:

•	We tested the operating effectiveness of controls over long-term contract revenue, including management’s controls over the estimates of total costs for performance obligations.

•	We selected a sample of long-term contracts and:

•

evaluated whether the contracts were properly included in management’s calculation of long-term contract revenue based on the terms and conditions of each contract, including whether continuous transfer of control to the customer occurred as progress was made toward fulfilling the performance obligation;

•	tested the accuracy and completeness of the costs incurred to date for the performance obligation to supporting documentation;

•	evaluated the estimates of total cost for the performance obligation by:

•	comparing costs incurred to date to the costs management estimated, at either the inception of the contract or the start of the reporting period, to be incurred to date;

•

evaluating management’s ability to achieve the estimates of total cost by performing corroborating inquiries with the Company’s project managers and engineers, and comparing the estimates to management’s work plans, engineering specifications, and supplier contracts; and

•	comparing management’s estimates for the selected contracts to costs of similar performance obligations, when applicable.

•	tested the mathematical accuracy of management’s calculation of revenue for the performance obligation.

•	We evaluated management’s ability to estimate total costs accurately by comparing actual costs to management’s historical estimates for performance obligations that have been fulfilled.

/s/ Deloitte Ireland LLP

Dublin, Ireland

3 March 2021

The first accounting period we audited was 31 December 2020. In 2019, we began preparing for audit firm transition.

129

  Independent Auditor’s US Reports - continued

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of CRH public limited company (CRH plc).

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of CRH plc and subsidiaries (the ‘Company’) as of 31 December 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of CRH plc as at 31 December 2020, the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for the year ended 31 December 2020, and the related notes (collectively referred to as the “financial statements”) of the Company and our report dated 3 March 2021, expressed an unqualified opinion on those financial statements.

As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting of business combinations during the year ended 31 December 2020, which are listed in note 32 of the financial statements of the Company, and whose financial statements constitute 1.0% and 0.5% of net and total assets, respectively, 0.4% of revenues, and 0.6% of Group profit of the consolidated financial statement amounts as of and for the year ended 31 December 2020. Accordingly, our audit did not include the internal control over financial reporting of business combinations completed during the year ended 31 December 2020.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Deloitte Ireland LLP

Dublin, Ireland

3 March 2021

2020 Annual Report and Form 20-F

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CRH public limited company (CRH plc):

Opinion on the Financial Statements

We have audited the accompanying Consolidated Balance Sheets of CRH plc (‘the Company’) as of 31 December 2019 and 2018, the related Consolidated Income Statements and Consolidated Statements of Comprehensive Income, Changes in Equity and Cash Flows for each of the two years in the period ended 31 December 2019, and related notes (collectively referred to as the ‘financial statements’). In our opinion, the financial statements present fairly, in all material aspects, the consolidated financial position of the Company at 31 December 2019 and 2018, and the consolidated results of its operations and its cash flows for each of the two years in the period ended 31 December 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Presentation Currency

As discussed in the Accounting Policies to the consolidated financial statements, the Company has elected to change its presentation currency from euro to US Dollar as of 1 January 2020.

Restatement of the Financial Statements

As discussed in the Accounting Policies and note 25 to the consolidated financial statements, the 2019 and 2018 consolidated financial statements have been restated to correct a misstatement in respect of the presentation of notional cash pooling arrangements on the Consolidated Balance Sheet.

Adoption of New Accounting Standard

As discussed in the Accounting Policies to the consolidated financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of IFRS 16 Leases.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Chartered Accountants

We served as the Company’s auditor from 1988 to 2019.

Dublin, Ireland

27 February 2020, except for the effects of the change in presentation currency and the restatement discussed in the Accounting Policies to the consolidated financial statements, as to which the date is 3 March 2021

131

  Consolidated Income Statement

     for the financial year ended 31 December 2020

		2020 $m	Restated (i) 2019 $m	Restated (i) 2018 $m
Notes

1,2	Revenue	27,587	28,132	27,449

4	Cost of sales	(18,425)	(18,859)	(18,391)
	Gross profit	9,162	9,273	9,058

4	Operating costs	(6,899)	(6,480)	(6,612)
2,5,7,8	Group operating profit	2,263	2,793	2,446

2,6	Profit/(loss) on disposals	9	(189)	(121)
	Profit before finance costs	2,272	2,604	2,325

10	Finance costs	(389)	(387)	(399)

10	Finance income	-	22	39

10	Other financial expense	(101)	(125)	(54)

11	Share of equity accounted investments’ (loss)/profit	(118)	67	57
2	Profit before tax from continuing operations	1,664	2,181	1,968

12	Income tax expense	(499)	(534)	(467)
	Group profit for the financial year from continuing operations	1,165	1,647	1,501

3	Profit after tax for the financial year from discontinued operations	-	91	1,388
	Group profit for the financial year	1,165	1,738	2,889

	Profit attributable to:

	Equity holders of the Company

	From continuing operations	1,122	1,627	1,497

	From discontinued operations	-	90	1,387

	Non-controlling interests

	From continuing operations	43	20	4

	From discontinued operations	-	1	1
	Group profit for the financial year	1,165	1,738	2,889

14	Basic earnings per Ordinary Share	142.9c	214.3c	346.5c

14	Diluted earnings per Ordinary Share	141.8c	212.6c	344.7c

14	Basic earnings per Ordinary Share from continuing operations	142.9c	203.0c	179.8c

14	Diluted earnings per Ordinary Share from continuing operations	141.8c	201.4c	178.9c

(i)	Restated throughout for presentation in US Dollar. See the Accounting Policies on page 137 for further details.

2020 Annual Report and Form 20-F

Consolidated Statement of Comprehensive Income

for the financial year ended 31 December 2020

		2020 $m	Restated (i) 2019 $m	Restated (i) 2018 $m
Notes

	Group profit for the financial year	1,165	1,738	2,889

	Other comprehensive income

	Items that may be reclassified to profit or loss in subsequent years:

	Currency translation effects	440	472	(466)

27	Gains/(losses) relating to cash flow hedges	7	27	(47)

12	Tax relating to cash flow hedges	-	(4)	5
		447	495	(508)

	Items that will not be reclassified to profit or loss in subsequent years:

30	Remeasurement of retirement benefit obligations	(33)	(19)	10

12	Tax relating to retirement benefit obligations	11	(4)	(1)
		(22)	(23)	9

	Total other comprehensive income for the financial year	425	472	(499)

	Total comprehensive income for the financial year	1,590	2,210	2,390

	Attributable to:

	Equity holders of the Company	1,515	2,174	2,413

	Non-controlling interests	75	36	(23)
	Total comprehensive income for the financial year	1,590	2,210	2,390

(i)	Restated throughout for presentation in US Dollar. See the Accounting Policies on page 137 for further details.

  Consolidated Balance Sheet

     as at 31 December 2020

		2020 $m	Restated (i) 2019 $m	Restated (i) 2018 $m
Notes
	ASSETS

	Non-current assets

15	Property, plant and equipment	19,317	19,574	18,046

16	Intangible assets	9,373	9,475	9,656

17	Investments accounted for using the equity method	626	775	1,332

17	Other financial assets	13	13	26

19	Other receivables	325	356	207

27	Derivative financial instruments	184	85	34

29	Deferred income tax assets	129	76	81

	Total non-current assets	29,967	30,354	29,382

	Current assets

18	Inventories	3,117	3,080	3,505

19	Trade and other receivables	4,086	4,231	4,665

	Current income tax recoverable	36	22	17

27	Derivative financial instruments	17	7	17

25	Cash and cash equivalents	7,721	9,918	9,191

	Total current assets	14,977	17,258	17,395

	Total assets	44,944	47,612	46,777

	EQUITY

	Capital and reserves attributable to the Company’s equity holders

31	Equity share capital	333	335	352

31	Preference share capital	1	1	1

31	Share premium account	7,493	7,493	7,493

31	Treasury Shares and own shares	(386)	(360)	(920)

	Other reserves	444	411	378

	Foreign currency translation reserve	206	(202)	(659)

	Retained income	11,565	11,350	11,705

	Capital and reserves attributable to the Company’s equity holders	19,656	19,028	18,350

33	Non-controlling interests	692	607	602

	Total equity	20,348	19,635	18,952

	LIABILITIES

	Non-current liabilities

22	Lease liabilities	1,339	1,393	-

26	Interest-bearing loans and borrowings	10,958	9,211	9,959

27	Derivative financial instruments	1	1	21

29	Deferred income tax liabilities	2,613	2,627	2,530

20	Other payables	711	545	540

30	Retirement benefit obligations	556	480	486

28	Provisions for liabilities	953	854	823

	Total non-current liabilities	17,131	15,111	14,359

	Current liabilities

22	Lease liabilities	296	304	-

20	Trade and other payables	4,792	4,916	5,277

	Current income tax liabilities	619	565	508

26	Interest-bearing loans and borrowings	1,257	6,616	7,213

27	Derivative financial instruments	12	17	47

28	Provisions for liabilities	489	448	421

	Total current liabilities	7,465	12,866	13,466

	Total liabilities	24,596	27,977	27,825

	Total equity and liabilities	44,944	47,612	46,777

(i)   Restated throughout for presentation in US Dollar and to reflect a change in the presentation of cash and cash equivalents and bank overdrafts. See the Accounting Policies on page 137 for further details.

	R. Boucher, A. Manifold, Directors

2020 Annual Report and Form 20-F

Consolidated Statement of Changes in Equity

for the financial year ended 31 December 2020

		Attributable to the equity holders of the Company
		Issued share capital $m	Share premium account $m	Treasury Shares/ own shares $m	Other reserves $m	Foreign currency translation reserve $m	Retained income $m	Total $m	Non- controlling interests $m	Total equity $m
Notes

	At 1 January 2020	336	7,493	(360)	411	(202)	11,350	19,028	607	19,635
	Group profit for the financial year	-	-	-	-	-	1,122	1,122	43	1,165
	Other comprehensive income	-	-	-	-	408	(15)	393	32	425
	Total comprehensive income	-	-	-	-	408	1,107	1,515	75	1,590

9	Share-based payment expense	-	-	-	96	-	-	96	-	96
31	Shares acquired by CRH plc (Treasury Shares)	-	-	(220)	-	-	-	(220)	-	(220)
31	Treasury Shares/own shares reissued	-	-	8	-	-	(8)	-	-	-
31	Shares acquired by Employee Benefit Trust (own shares)	-	-	(29)	-	-	-	(29)	-	(29)
31	Shares distributed under the Performance Share Plan Awards	-	-	65	(65)	-	-	-	-	-
31	Cancellation of Treasury Shares	(2)	-	150	2	-	(150)	-	-	-
12	Tax relating to share-based payment expense	-	-	-	-	-	1	1	-	1
	Share option exercises	-	-	-	-	-	6	6	-	6
13	Dividends	-	-	-	-	-	(710)	(710)	(15)	(725)
6	Disposal of non-controlling interests	-	-	-	-	-	-	-	(6)	(6)
	Transactions involving non-controlling interests	-	-	-	-	-	(31)	(31)	31	-
	At 31 December 2020	334	7,493	(386)	444	206	11,565	19,656	692	20,348

	for the financial year ended 31 December 2019 (i)
	At 1 January 2019 (restated)	353	7,493	(920)	378	(659)	11,705	18,350	602	18,952
	Group profit for the financial year	-	-	-	-	-	1,717	1,717	21	1,738
	Other comprehensive income	-	-	-	-	457	-	457	15	472
	Total comprehensive income	-	-	-	-	457	1,717	2,174	36	2,210

9	Share-based payment expense	-	-	-	86	-	-	86	-	86
31	Shares acquired by CRH plc (Treasury Shares)	-	-	(886)	-	-	-	(886)	-	(886)
31	Treasury Shares/own shares reissued	-	-	42	-	-	(42)	-	-	-
31	Shares acquired by Employee Benefit Trust (own shares)	-	-	(68)	-	-	-	(68)	-	(68)
31	Shares distributed under the Performance Share Plan Awards	-	-	70	(70)	-	-	-	-	-
31	Cancellation of Treasury Shares	(17)	-	1,402	17	-	(1,402)	-	-	-
12	Tax relating to share-based payment expense	-	-	-	-	-	11	11	-	11
	Share option exercises	-	-	-	-	-	22	22	-	22
13	Dividends	-	-	-	-	-	(652)	(652)	(11)	(663)
3	Disposal of non-controlling interests	-	-	-	-	-	-	-	(9)	(9)
32	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	-	1	1
	Transactions involving non-controlling interests	-	-	-	-	-	(9)	(9)	(12)	(21)
	At 31 December 2019 (restated)	336	7,493	(360)	411	(202)	11,350	19,028	607	19,635

	for the financial year ended 31 December 2018 (i)
	At 1 January 2018 (restated)	351	7,350	(18)	369	(221)	9,546	17,377	584	17,961
	Group profit for the financial year	-	-	-	-	-	2,884	2,884	5	2,889
	Other comprehensive income	-	-	-	-	(438)	(33)	(471)	(28)	(499)
	Total comprehensive income	-	-	-	-	(438)	2,851	2,413	(23)	2,390

	Issue of share capital	1	74	-	-	-	-	75	-	75
9	Share-based payment expense	-	-	-	79	-	-	79	-	79
	Shares acquired by CRH plc (Treasury Shares)	-	-	(917)	-	-	-	(917)	-	(917)
	Treasury Shares/own shares reissued	-	-	19	-	-	(19)	-	-	-
	Shares acquired by Employee Benefit Trust (own shares)	-	-	(4)	-	-	-	(4)	-	(4)
	Shares distributed under the Performance Share Plan Awards	1	69	-	(70)	-	-	-	-	-
12	Tax relating to share-based payment expense	-	-	-	-	-	(3)	(3)	-	(3)
	Share option exercises	-	-	-	-	-	10	10	-	10
13	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(680)	(680)	(14)	(694)
32	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	-	55	55
	At 31 December 2018 (restated)	353	7,493	(920)	378	(659)	11,705	18,350	602	18,952

	(i) Restated throughout for presentation in US Dollar. See the Accounting Policies on page 137 for further details.

  Consolidated Statement of Cash Flows

     for the financial year ended 31 December 2020

		2020 $m	Restated (i) 2019 $m	Restated (i) 2018 $m
Notes
	Cash flows from operating activities
	Profit before tax from continuing operations	1,664	2,181	1,968
3	Profit before tax from discontinued operations	-	117	1,982
	Profit before tax including discontinued operations	1,664	2,298	3,950
10	Finance costs (net)	490	498	414
11	Share of equity accounted investments’ loss/(profit)	118	(81)	(71)
6	(Profit)/loss on disposals	(9)	191	(1,727)
	Group operating profit	2,263	2,906	2,566
15,22	Depreciation charge	1,624	1,721	1,265
16	Amortisation of intangible assets	70	66	72
15,16,22	Impairment charge	673	9	66
9	Share-based payment expense	96	86	79
	Other	6	(3)	(79)
21	Net movement on working capital and provisions	196	(71)	(547)
	Cash generated from operations	4,928	4,714	3,422
	Interest paid (including leases) (ii)	(432)	(469)	(394)
	Corporation tax paid	(558)	(364)	(782)
	Net cash inflow from operating activities	3,938	3,881	2,246

	Cash flows from investing activities
6	Proceeds from disposals (net of cash disposed and deferred proceeds)	184	2,343	3,597
	Interest received	-	22	40
17	Dividends received from equity accounted investments	35	39	57
15	Purchase of property, plant and equipment	(996)	(1,374)	(1,324)
32	Acquisition of subsidiaries (net of cash acquired)	(351)	(727)	(4,076)
17	Other investments and advances	(1)	(32)	(2)
21	Deferred and contingent acquisition consideration paid	(54)	(54)	(64)
21	Deferred divestment consideration received	123	-	-
	Net cash (outflow)/inflow from investing activities	(1,060)	217	(1,772)

	Cash flows from financing activities
31	Proceeds from issue of shares (net)	-	-	14
	Proceeds from exercise of share options	6	22	10
	Transactions involving non-controlling interests	-	(21)	-
23	Increase in interest-bearing loans and borrowings	6,427	106	1,587
23	Net cash flow arising from derivative financial instruments	26	(40)	8
23	Repayment of interest-bearing loans, borrowings and finance leases (iii)	(4,943)	(640)	(291)
22	Repayment of lease liabilities (iv)	(258)	(356)	-
31	Treasury Shares/own shares purchased	(249)	(954)	(921)
13	Dividends paid to equity holders of the Company	(707)	(652)	(619)
13	Dividends paid to non-controlling interests	(15)	(11)	(14)
	Net cash inflow/(outflow) from financing activities	287	(2,546)	(226)

	Increase in cash and cash equivalents	3,165	1,552	248

	Reconciliation of opening to closing cash and cash equivalents
	Cash and cash equivalents at 1 January	4,218	2,686	2,560
	Translation adjustment	338	(20)	(122)
	Increase in cash and cash equivalents	3,165	1,552	248
25	Cash and cash equivalents at 31 December	7,721	4,218	2,686

(i)	Restated throughout for presentation in US Dollar. See the Accounting Policies on page 137 for further details.

(ii)	Leases include finance leases previously capitalised under IAS 17 Leases in 2018 and all capitalised leases included as lease liabilities under IFRS 16 Leases in 2019 and 2020.

(iii)	Finance leases as previously capitalised under IAS 17 in 2018.

(iv)

Repayment of lease liabilities capitalised under IFRS 16 amounted to $326 million (2019: $433 million), of which $68 million (2019: $77 million) related to interest paid which is presented in cash flows from operating activities.

2020 Annual Report and Form 20-F

Accounting Policies

(including key accounting estimates and assumptions)

This document constitutes both the Annual Report and the Financial Statements in accordance with Irish and certain relevant UK requirements, and the Annual Report on Form 20-F in accordance with the US Securities Exchange Act of 1934.

Basis of Preparation

The Consolidated Financial Statements of CRH plc have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

CRH plc, the Parent Company, is a publicly traded limited company incorporated and domiciled in the Republic of Ireland.

The Consolidated Financial Statements, which are presented in US Dollar millions, have been prepared under the historical cost convention as modified by the measurement at fair value of share-based payments, retirement benefit obligations and certain financial assets and liabilities including derivative financial instruments.

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

Change in presentation currency

On 28 February 2020, the Group announced that with effect from 1 January 2020 it would be changing the currency in which it presents its financial results from euro to US Dollar. Within our current portfolio of businesses, our euro denominated earnings, while sizeable, are a relatively lower proportion of overall earnings. To reduce the potential for foreign exchange volatility in our future reported earnings, the Board determined that, with effect from 1 January 2020, CRH will present its results in US Dollar. Given the current composition of the Group’s activities, this change is expected to reduce the impact of currency movements on reported results.

Accordingly, to satisfy the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates, the reported results for the years ended 31 December 2019 and 31 December 2018 have been translated from euro to US Dollar using the following procedures:

•	Assets and liabilities denominated in non-US Dollar currencies were translated into US Dollar at the relevant closing rates of exchange;
•	The trading results of subsidiaries whose functional currency was other than US Dollar were translated into US Dollar at the relevant average rates of exchange;

•	Movements in other reserves were translated into US Dollar at the relevant average rates of exchange;

•	Significant business divestments were translated at the spot rates prevailing on the date of divestment;

•	Share capital, share premium, Treasury Shares/own shares and dividends were translated at the historic rates prevailing on the date of each transaction; and

•	The cumulative translation reserve was set to nil at 1 January 2004, the date of transition to IFRS, and has been restated on the basis that the Group has reported in US Dollar since that date

A change in presentation currency represents a change in accounting policy under IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which is accounted for retrospectively. An opening balance sheet has been presented showing the impact of the change in presentation currency on 31 December 2018. The average and closing rates used for this exercise are provided on page 146.

Prior year restatement

The Group has changed the prior years’ net presentation of cash and cash equivalents and current interest-bearing loans and borrowings for the Group’s notional cash pooling arrangements. While the Group had the legal right to offset under the arrangements in these periods, it was determined that the presentation of cash and cash equivalents and interest-bearing loans and borrowings on a gross basis was appropriate in line with the requirements of IAS 32 Financial Instruments: Presentation and therefore prior year comparatives have been restated accordingly to correct for this misstatement. The impact of this change is to increase both cash and cash equivalents and current interest-bearing loans and borrowings as at 31 December 2019 by $5.7 billion (2018: $6.5 billion) on the Consolidated Balance Sheet. This has no impact on net assets, net debt or the Group’s profit for the year ended 31 December 2019.

At 31 December 2020, the Group’s notional cash pool balances were net settled and accordingly net presentation of the balances at 31 December 2020 is appropriate.

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations

The following new standards, interpretations and standard amendments became effective for the Group as of 1 January 2020 and did not result in a material impact on the Group’s results:

•	IFRS 3 Business Combinations – Definition of a business

•	Amendments to IAS 1 Presentation of Financial Statements and IAS 8 – Definition of material

•	Amendments to References to the Conceptual Framework in IFRS Standards

•	Amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures - Interest Rate Benchmark Reform

The following standard amendment was issued in May 2020 effective for annual reporting periods beginning on or after 1 June 2020 with earlier application permitted:

•	Amendments to IFRS 16 Leases – COVID-19-Related Rent Concessions. The amendment was adopted effective 1 January 2020 and did not result in a material impact on the Group’s results.

IFRS and IFRIC interpretations being adopted in subsequent years

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 which will be effective for reporting periods beginning on or after 1 January 2023, with presentation of comparative figures required. The Group is currently evaluating the impact of this standard on future periods.

There are no other IFRS or IFRIC interpretations that are effective subsequent to the CRH 2020 financial year-end that are expected to have a material impact on the results or financial position of the Group.

Key Accounting Policies which involve Estimates, Assumptions and Judgements

The preparation of the Consolidated Financial Statements in accordance with IFRS requires

  Accounting Policies - continued

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

Management considers that their use of estimates, assumptions and judgements in the application of the Group’s accounting policies are inter-related and therefore discuss them together below with the major sources of estimation uncertainty and significant judgements separately identified.

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

Impairment of goodwill and property, plant and equipment – Notes 15 and 16

Goodwill

In the year in which a business combination is effected and where some or all of the goodwill allocated to a particular cash-generating unit (CGU) arose in respect of that combination, the CGU is tested for impairment prior to the end of the relevant annual period.

Goodwill is subject to impairment testing on an annual basis and at any time during the year if an indicator of impairment is considered to exist.

Where the carrying value exceeds the estimated recoverable amount (being the greater of fair value less costs of disposal and value-in-use), an impairment loss is recognised by writing down goodwill to its recoverable amount.

Major sources of estimation uncertainty: Projected EBITDA margin, net cash flows, pre-tax discount rate

The impairment testing process requires management to make significant judgements and estimates regarding the future cash flows expected to be generated by CGUs to which goodwill has been allocated. In assessing value-in-use, the estimated future cash flows (considering projected EBITDA margin and net cash flows) are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The estimates of future cash flows exclude cash inflows or outflows attributable to financing activities and income tax. Future cash flows relating to the eventual disposal of these CGUs and other factors may also be relevant to determine the recoverable amount of goodwill. Management periodically evaluates and updates the estimates based on the conditions which influence these variables.

The assumptions and conditions for determining impairments of goodwill reflect management’s best assumptions and estimates, but these items involve inherent uncertainties described above, many of which are not under management’s control. These inherent uncertainties include assumptions around future developments arising due to the COVID-19 pandemic and the expected pace and extent of recovery in certain markets. As a result, the accounting for such items could result in different estimates or amounts if management used different assumptions or if different conditions occur in future accounting periods.

A detailed discussion of the impairment methodology applied, key assumptions used and related sensitivity analyses by the Group in the context of goodwill is provided in note 16 to the Consolidated Financial Statements.

The recoverable amount of goodwill is determined by reference to the CGU to which the goodwill has been allocated. Impairment losses arising in respect of goodwill are not reversed once recognised.

Goodwill relating to associates and joint ventures is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment. Where indicators of impairment of an investment arise in accordance with the requirements of IAS 36 Impairment of Assets, the carrying amount is tested for impairment by comparing its recoverable amount with its carrying amount. Details of the impairment charge recorded in our equity accounted investments are provided in note 11 to the Consolidated Financial Statements.

Property, plant and equipment

The carrying values of items of property, plant and equipment are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable.

Property, plant and equipment assets are reviewed for potential impairment by applying a series of external and internal indicators specific to the assets under consideration. These indicators encompass macroeconomic issues including the inherent cyclicality of the building materials sector, actual obsolescence or physical damage, a deterioration in forecast performance in the internal reporting cycle and restructuring and rationalisation programmes.

Where the carrying value exceeds the estimated recoverable amount (being the greater of fair value less costs of disposal and value-in-use), an impairment loss is recognised by writing down the assets to their recoverable amount. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined by reference to the CGU to which the asset belongs.

In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU for which the future cash flow estimates have not been adjusted. The estimates of future cash flows exclude cash inflows or outflows attributable to financing activities and income tax. Details of the impairment charge recorded in our property, plant and equipment assets are provided in note 15 to the Consolidated Financial Statements.

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

Major sources of estimation uncertainty: Discount rates

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

2020 Annual Report and Form 20-F

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

The assumptions that are the most significant to the measurement of retirement benefit obligations are the discount rates. The discount rates employed in determining the present value of the schemes’ liabilities are determined by reference to market yields at the balance sheet date on high-quality corporate bonds of a currency and term consistent with the currency and term of the associated post-employment benefit obligations.

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

Significant judgement:

Judgement is required in determining whether the Group has a present obligation and whether it is probable that an outflow of economic benefits will be required to settle this obligation. This judgement is applied to information available at the time of determining the liability including but not limited to judgements around interpretations of legislation, regulations, case law and insurance contracts depending on the nature of the provision.

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

Legal contingencies

The status of each significant claim and legal proceeding in which the Group is involved is reviewed by management on a periodic basis and the Group’s potential financial exposure is assessed. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be reliably estimated, a liability is recognised for the estimated loss. Because of the uncertainties inherent in such matters, the related provisions are based on the best information available at the time; the issues taken into account by management and factored into the assessment of legal contingencies include, as applicable, the status of settlement negotiations, interpretations of contractual obligations, prior experience with similar contingencies/claims, and advice obtained from legal counsel and other third parties. As additional information becomes available on pending claims, the potential liability is reassessed and revisions are made to the amounts accrued where appropriate. Such revisions in the judgements and estimates of the potential liabilities could have an impact on the results of operations and financial position of the Group in future accounting periods.

Insurance provisions

Insurance provisions are subject to actuarial valuation and are based on actuarial triangulations which are extrapolated from historical claims experience. These provisions include claims which are classified as “incurred but not reported”, the status of which are reviewed periodically by management, in conjunction with appropriately qualified advisors. Changes in actuarial methodologies and assumptions, along with the receipt of new information, could have an impact on the financial position of the Group through

139

  Accounting Policies - continued

140

recognition of additional, or release of, provisions in future accounting periods.

Other Significant Accounting Policies

Basis of consolidation

The Consolidated Financial Statements include the financial statements of the Parent Company and all subsidiaries drawn up to 31 December each year, and the Group’s share of the results of joint ventures and associates which are accounted for using the equity method. The financial year-ends of the Group’s subsidiaries, joint ventures and associates are coterminous.

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

The Consolidated Income Statement reflects the Group’s share of result after tax of the related associates and joint ventures. Investments in associates and joint ventures are carried in the Consolidated Balance Sheet at cost adjusted in respect of post-acquisition changes in the Group’s share of net assets, less any impairment in value. Loans advanced to associates or joint ventures form part of the net investment in the associate or joint venture held on the Consolidated Balance Sheet. The Group applies IFRS 9, including the impairment requirements, to these loans as the equity method does not apply. If necessary, impairment losses on the carrying amount of an investment are reported within the Group’s share of equity accounted investments’ results in the Consolidated Income Statement. If the Group’s share of losses exceeds the carrying amount of an associate or joint venture, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate or joint venture.

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

The Group is deemed to be a principal to an arrangement when it controls a promised good or service before transferring them to a customer and accordingly recognises revenue on a gross basis. Where the Group is determined to be an agent to a transaction, based on the principle of control; the net amount retained after the deduction of any costs to the principal is recognised as revenue.

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

2020 Annual Report and Form 20-F

arrangements the Group has an enforceable right to payment for work and performance obligations completed to date.

Some of the Group’s construction contracts may contain forms of variable consideration that can either increase or decrease the transaction price. Variable consideration is estimated based on the most likely amount or expected value methods (depending on the contract terms) and the transaction price is adjusted to the extent it is highly probable that a significant reversal of revenue recognised will not occur.

In some instances a customer can be billed and revenue recognised in the period subsequent to the contracted work being completed when items such as variable consideration are agreed with the customer.

Recognition of contract assets and liabilities

In our construction contract businesses, amounts are billed as work progresses in accordance with pre-agreed contractual terms. When a performance obligation is satisfied but a customer has not yet been billed this is recognised as a contract asset (unbilled revenue) and included within Trade and Other Receivables (note 19). Retentions (representing the percentage of consideration due which is retained by the customer until certain contractual activities are completed) are also a common feature of construction contracts and are recognised as a contract asset within Trade and Other Receivables when we have a right to consideration in exchange for the completion of the contract. Retentions are consistent with industry norms and the purpose of these is not to provide a form of financing. Apart from retentions, the Group does not have any construction contracts where the period between the transfer of the promised goods to the customer and payment by the customer exceeds one year. As a consequence, the Group applies the practical expedient in IFRS 15 and does not adjust any of its transaction prices for the time value of money.

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

Discontinued operations – Note 3

Discontinued operations are reported when a component of the Group, that represents a separate major line of business or geographical area of operation, has been disposed of, or when a sale is highly probable; its operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Group and is classified as held for sale or has been disposed of. The Group classifies a non-current asset or disposal group as held for sale if its carrying value will be recovered through a sales transaction or distribution to shareholders rather than continuing use.

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

Awards under Performance Share Plans

25% of the awards under the 2014 Performance Share Plan are subject to a TSR (and hence market-based) vesting condition measured against a tailored sector peer group (2018: 50%; with 25% being measured against a tailored sector peer group and 25% against the FTSE All-World Construction & Materials Index). Accordingly, the fair value assigned to the related equity instruments at the grant date is derived using a Monte Carlo simulation technique to model the market-based performance conditions; and is adjusted to reflect the anticipated likelihood as at the grant date of achieving the vesting condition. Awards are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance and/or service conditions are satisfied.

In 2019 a new RONA metric of 25% was introduced for awards made in 2019 and 2020. The remaining 50% of awards granted under the 2014 Performance Share Plan are subject to a cumulative cash flow target (non-market-based) vesting condition. The fair value of the awards is calculated as the market price of the shares at the date of

141

  Accounting Policies - continued

142

grant. No expense is recognised for awards that do not ultimately vest. At the balance sheet date the estimate of the level of vesting is reviewed and any adjustment necessary is recognised in the Consolidated Income Statement.

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

The Group’s income tax charge is based on reported profit and enacted statutory tax rates, which reflect various allowances and reliefs available to the Group in the multiple tax jurisdictions in which it operates. The determination of the Group’s provision for income tax requires certain judgements and estimates in relation to matters where the ultimate tax outcome may not be certain. The recognition or non-recognition of deferred tax assets as appropriate also requires judgement as it involves an assessment of the future recoverability of those assets. In addition, the Group is subject to tax audits which can involve complex issues that could require extended periods to conclude, the resolution of which is often not within the control of the Group. Although management believes that the estimates included in the Consolidated Financial Statements and its tax return positions are reasonable, there is no certainty that the final outcome of these matters will not be different than that which is reflected in the Group’s historical income tax provisions and accruals. Whilst it is possible, the Group does not currently anticipate that any such differences could have a material impact on the income tax provision and profit for the period in which such a determination is made nor does it expect any significant impact on its financial position within the next 12 months. This is based on the Group’s knowledge and experience, as well as the profile of the individual components which have been reflected in the current tax liability, the status of the tax audits, enquiries and negotiations in progress at each year-end, previous claims and any factors specific to the relevant tax environments.

Property, plant and equipment – Note 15

The carrying value of property, plant and equipment (excluding leased right-of-use assets) of $17,767 million at 31 December 2020 represents 40% of total assets at that date. Property, plant and equipment are stated at cost less any accumulated depreciation and any accumulated impairments except for certain items that had been revalued to fair value prior to the date of transition to IFRS (1 January 2004).

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

2020 Annual Report and Form 20-F

estimates of proven and probable mineral reserves. Land, other than mineral-bearing land, is not depreciated. In general, buildings are depreciated at 2.5% per annum (p.a.).

Plant and machinery

These are depreciated at rates ranging from 3.3% p.a. to 20% p.a. depending on the type of asset. Plant and machinery includes transport vehicles which are on average, depreciated at 20% p.a.

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

To the extent that settlement of all or any part of consideration for a business combination is deferred, the fair value of the deferred component is determined through discounting the amounts payable to their present value at the date of exchange. The discount component is unwound as an interest charge in the Consolidated Income Statement over the life of the obligation. Any contingent consideration is recognised at fair value at the acquisition date and included in the cost of the acquisition. The fair value of contingent consideration at acquisition date is arrived at through discounting the expected payment to present value. In general, in order for contingent consideration to become payable, pre-defined profit and/or profit/net asset ratios must be exceeded. Subsequent changes to the fair value of the contingent consideration will be recognised in profit or loss unless the contingent consideration is classified as equity, in which case it is not remeasured and settlement is accounted for within equity.

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

The lease liability is initially measured at the present value of the future lease payments, discounted using the incremental borrowing rate or the interest rate implicit in the lease, if this is readily determinable, over the remaining lease term. Lease payments include fixed payments less any lease incentives receivable, variable payments that are dependent on a rate or index known at the commencement date, amounts expected to be paid under residual value guarantees and any payments for an optional renewal period and purchase and termination option payments, if the Group is reasonably certain to exercise those options. The lease term is the non-cancellable period of the lease adjusted for any renewal or termination options which are reasonably certain to be exercised. Variable lease payments that do not depend on an index or a rate and rentals relating to low value or short-term leases are recognised as an expense in the period in which they are incurred. Management applies judgement in determining whether it is reasonably certain that a renewal, termination or purchase option will be exercised.

143

  Accounting Policies - continued

144

Incremental borrowing rates are calculated using a portfolio approach, based on the risk profile of the entity holding the lease and the term and currency of the lease.

After initial recognition, the lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments or when the Group changes its assessment of whether it is reasonably certain to exercise an option within the contract. A corresponding adjustment is made to the carrying amount of the right-of-use asset.

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

Non-lease components in a contract such as maintenance and other service charges are separated from lease payments and are expensed as incurred.

The Group adopted IFRS 16 using the modified retrospective approach on 1 January 2019. Accordingly, the comparative information for the year ended 31 December 2018 has not been restated and continues to be accounted for in accordance with the Group’s previous accounting policy under IAS 17 Leases. Under the previous accounting policy, leases where the lessor retained substantially all the risks and rewards of ownership were classified as operating leases. Operating lease rentals were charged to the Consolidated Income Statement on a straight-line basis over the lease term.

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

Trade and other receivables – Note 19

The classification of financial assets depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

The Group’s principal financial assets are its trade and other receivables (including contract assets). Trade and other receivables are recognised when the Group becomes a party to the contract and has a legal right to receive cash. Trade receivables (including contract assets) are carried at original invoice amount, which is equivalent to amortised cost, less an expected credit loss provision. Further details on the approach the Group applies to providing for expected credit losses is outlined in note 19.

Cash and cash equivalents – Note 25

Cash and cash equivalents comprise cash balances held for the purpose of meeting short-term cash commitments and investments which are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value. Cash and cash equivalents are classified as financial assets measured at amortised cost or, in the case of certain money market deposits, fair value through profit or loss. Bank overdrafts are included within current interest-bearing loans and borrowings in the Consolidated Balance Sheet. Where the overdrafts are repayable on demand and form an integral part of cash management, they are netted against cash and cash equivalents for the purposes of the Consolidated Statement of Cash Flows.

Interest-bearing loans and borrowings – Note 26

All loans and borrowings are initially recorded at the fair value of the consideration received net of directly attributable transaction costs. The computation of amortised cost includes any issue costs and any discount or premium materialising on settlement. Subsequent to initial recognition, current and non-current interest-bearing loans and borrowings are, in general, measured at amortised cost employing the effective interest methodology. Fixed rate loans and borrowings, which have been hedged to floating rates (using interest rate swaps), are measured at amortised cost adjusted for changes in value attributable to the hedged risks arising from changes in underlying market interest rates.

Borrowing costs arising on financial instruments are recognised as an expense in the period in which they are incurred (unless capitalised as part of the cost of property, plant and equipment).

Derivative financial instruments and hedging practices – Note 27

In order to manage interest rate, foreign currency and commodity risks and to realise the desired currency profile of borrowings, the Group employs derivative financial instruments (principally interest rate swaps, currency swaps and forward foreign exchange contracts). Derivative financial instruments are recognised initially at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. The carrying value of derivatives is fair value based on discounted future cash flows and adjusted for counterparty risk. Future floating rate cash flows are estimated based on future interest rates (from observable yield curves at the end of the reporting period). Fixed and floating rate cash flows are discounted at future interest rates and translated at period-end foreign exchange rates. Short dated forward foreign exchange contracts are used to hedge the forward foreign exchange risk on currency exposures. The forward price elements to these contracts are excluded from the hedge.

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

2020 Annual Report and Form 20-F

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

Share capital and dividends – Notes 31 and 13

Treasury Shares and own shares

Ordinary Shares acquired by the Parent Company (Treasury Shares) or purchased by the Employee Benefit Trust on behalf of the Parent Company under the terms of the Performance Share Plans and the Restricted Share Plan (own shares) are deducted from equity and presented on the face of the Consolidated Balance Sheet. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Parent Company’s Ordinary Shares.

Dividends

Dividends on Ordinary Shares are recognised as a liability in the Consolidated Financial Statements in the period in which they are declared by the Parent Company and approved by shareholders in respect of final dividends.

Other Reserves

Other Reserves primarily comprise reserves relating to the Group’s share-based payments expense.

Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The Consolidated Financial Statements are presented in US Dollar, which is the presentation currency of the Group. The functional currency of the Parent Company is euro.

Transactions in foreign currencies are recorded at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All currency translation differences are taken to the Consolidated Income Statement with the exception of all monetary items that provide an effective hedge for a net investment in a foreign operation. These are recognised in other comprehensive income until the disposal of the net investment, at which time they are recognised in the Consolidated Income Statement.

Results and cash flows of subsidiaries, joint ventures and associates with non-US Dollar functional currencies have been translated into US Dollar at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results and net assets of non-US Dollar subsidiaries, joint ventures, associates and joint operations are recognised in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the Consolidated Income Statement. Goodwill and fair value adjustments arising on acquisition of a foreign operation are regarded as assets and liabilities of the foreign operation and are translated accordingly.

145

  Accounting Policies - continued

The principal exchange rates used for the translation of results, cash flows and balance sheets into US Dollar were as follows:

	Average			Year-end
US Dollar 1 =	2020	2019	2018	2020	2019	2018
Brazilian Real	5.1568	3.9423	3.6482	5.1941	4.0197	3.8812

Canadian Dollar	1.3412	1.3269	1.2950	1.2751	1.2994	1.3629

Chinese Renminbi	6.9010	6.9098	6.6114	6.5404	6.9615	6.8778

Danish Krone	6.5388	6.6691	6.3109	6.0650	6.6508	6.5217

Euro	0.8771	0.8933	0.8467	0.8151	0.8902	0.8734

Hungarian Forint	307.9331	290.5732	270.0167	296.8600	294.2229	280.3319

Indian Rupee	74.1177	70.4208	68.3600	73.0706	71.3788	69.6330

Philippine Peso	49.6071	51.7955	52.6758	48.0300	50.6498	52.5004

Polish Zloty	3.8971	3.8389	3.6084	3.7166	3.7892	3.7567

Pound Sterling	0.7798	0.7841	0.7491	0.7320	0.7573	0.7812

Romanian Leu	4.2432	4.2388	3.9407	3.9683	4.2576	4.0729

Serbian Dinar	103.1510	105.2592	100.1102	95.8751	104.8813	103.3325

Swiss Franc	0.9387	0.9937	0.9780	0.8806	0.9662	0.9842

Ukrainian Hryvnia	26.9857	25.8045	27.1793	28.3242	23.8007	27.6769

2020 Annual Report and Form 20-F

  Notes on Consolidated Financial Statements

1.  Revenue

CRH is the leading building materials business in the world. It manufactures and supplies a diverse range of superior building materials and products for use in the construction and maintenance of infrastructure, housing and commercial projects of all sizes, all across the world.

The Group has three operating segments (as identified under IFRS 8 Operating Segments) generating revenue through the following activities:

Americas Materials businesses are predominantly engaged in the production and sale of aggregates, asphalt, cement and readymixed concrete products and provide asphalt paving services in the US and Canada. This segment also includes the Group’s cement operations in Brazil.

Europe Materials businesses are predominantly engaged in the manufacture and supply of cement, lime, aggregates, readymixed and precast concrete and asphalt products, as well as paving and construction services. This segment comprises businesses operating in 21 countries across Western, Central and Eastern Europe as well as the Philippines in Asia.

Our Building Products segment includes businesses operating across a portfolio of building product related platforms including architectural products, infrastructure products, construction accessories and building envelope. This segment also included up to their disposal in 2019, our perimeter protection and shutters & awnings businesses as well as our Do-It-Yourself (DIY) businesses in Belgium and the Netherlands which were disposed of in 2018. This segment comprises businesses operating in 19 countries primarily in the US, Canada and Western Europe.

The divestment of our Europe Distribution business (excluding DIY Benelux), formerly part of the Building Products segment, was completed in 2019. As a result, it was classified as discontinued operations in 2019; its performance in 2019 and

2018 was therefore part of discontinued operations. As referenced above, DIY Benelux was separately divested in 2018 and therefore its performance up to the date of divestment is shown as part of continuing operations in 2018.

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

Primary geographic markets	Year ended 31 December
	Americas Materials 2020	Europe Materials 2020	Building Products 2020	Total 2020	Americas Materials 2019	Europe Materials 2019	Building Products 2019	Total 2019	Americas Materials 2018	Europe Materials 2018	Building Products 2018	Total 2018
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Continuing operations
Republic of Ireland (country of domicile)	-	632	-	632	-	655	-	655	-	553	-	553
United Kingdom	-	3,157	180	3,337	-	3,478	243	3,721	-	3,596	263	3,859
Rest of Europe (i)	-	4,841	992	5,833	-	4,845	1,162	6,007	-	4,840	1,735	6,575
United States	9,984	-	5,479	15,463	10,307	-	5,086	15,393	9,326	-	4,801	14,127
Rest of World (ii)	1,289	511	522	2,322	1,319	531	506	2,356	1,246	509	580	2,335

Total Group from continuing operations	11,273	9,141	7,173	27,587	11,626	9,509	6,997	28,132	10,572	9,498	7,379	27,449
Discontinued operations
United States - Americas Distribution				-				-				8
Rest of Europe (i) - Europe Distribution				-				3,557				4,191

Total Group				27,587				31,689				31,648

(i)

The Rest of Europe principally includes Austria, Belgium, Czech Republic, Denmark, Estonia, Finland, France, Germany, Hungary, Luxembourg, the Netherlands, Poland, Romania, Serbia, Slovakia, Spain, Sweden, Switzerland and Ukraine.

(ii)	The Rest of World principally includes Australia, Brazil, Canada and the Philippines.

147

  1.  Revenue - continued

Principal activities and products	Year ended 31 December
	Americas Materials (iii) 2020	Europe Materials (iii) 2020	Building Products 2020	Total 2020	Americas Materials (iii) 2019	Europe Materials (iii) 2019	Building Products 2019	Total 2019	Americas Materials (iii) 2018	Europe Materials (iii) 2018	Building Products 2018	Total 2018
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Continuing operations
Cement, lime and cement products	1,403	2,974	-	4,377	1,368	2,962	-	4,330	957	2,960	-	3,917
Aggregates, asphalt and readymixed products	5,604	3,100	-	8,704	5,649	3,427	-	9,076	5,114	3,448	-	8,562
Construction contract activities*	4,266	1,732	168	6,166	4,609	1,801	185	6,595	4,501	1,821	283	6,605
Architectural products	-	1,166	3,439	4,605	-	1,069	2,983	4,052	-	1,066	3,067	4,133
Infrastructure products	-	169	1,278	1,447	-	250	1,387	1,637	-	203	1,276	1,479
Construction accessories	-	-	626	626	-	-	660	660	-	-	700	700
Architectural glass and glazing systems and wholesale hardware distribution	-	-	1,662	1,662	-	-	1,782	1,782	-	-	1,690	1,690
DIY	-	-	-	-	-	-	-	-	-	-	363	363

Total Group from continuing operations	11,273	9,141	7,173	27,587	11,626	9,509	6,997	28,132	10,572	9,498	7,379	27,449
Discontinued operations
Exterior and interior products - Americas Distribution				-				-				8
General Builders Merchants, DIY Germany and Sanitary, Heating & Plumbing - Europe Distribution				-				3,557				4,191

Total Group				27,587				31,689				31,648

(iii)

Americas Materials and Europe Materials both operate vertically integrated businesses, which are founded in resource-backed cement and aggregates assets and which support the manufacture and supply of aggregates, asphalt, cement, readymixed and precast concrete and landscaping products. Accordingly, for the purpose of disaggregation of revenue we have included certain products together, as this is how management reviews and evaluates this business line.

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

B. Contract balances

For information on the Group’s construction contract balances, including movements during the year, refer to notes 18, 19 and 20. Movements in our net contract balances are not considered significant and are primarily driven by the timing of billing work-in-progress within our construction contract businesses.

C. Unsatisfied long-term construction contracts and other performance obligations

Revenue yet to be recognised from fixed-price long-term construction contracts, primarily within our Americas Materials and Europe Materials businesses, amounted to $2,604 million at

31 December 2020 (2019: $2,097 million; 2018: $2,116 million). The Group has applied the practical expedient of IFRS 15 Revenue from Contracts with Customers whereby revenue yet to be recognised on contracts that had an original expected duration of less than one year is not disclosed. The majority of open contracts at 31 December 2020 will close and revenue will be recognised within 12 months of the balance sheet date.

2020 Annual Report and Form 20-F

2.  Segment Information

As outlined in note 1, the Group has three operating segments. The segments reflect the Group’s organisational structure and the nature of the financial information reported to and assessed by the Group Chief Executive and Finance Director, who are together determined to fulfil the role of Chief Operating Decision Maker (as defined in IFRS 8). No operating segments have been aggregated to form these reportable segments.

The principal factors employed in the identification of the three segments reflected in this note include:

•	the Group’s organisational structure in 2020 (during 2020 each divisional President fulfilled the role of “segment manager” as outlined in IFRS 8);

•	the nature of the reporting lines to the Chief Operating Decision Maker (as defined in IFRS 8);

•	the structure of internal reporting documentation such as management accounts and budgets; and

•	the degree of homogeneity of products and services within each of the segments from which revenue is derived

The Chief Operating Decision Maker monitors the operating results of segments separately in order to allocate resources between segments and to assess performance. Segment performance is predominantly evaluated using EBITDA (as defined)*; supplemental operating profit information is provided below. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purposes of the information presented to the Chief Operating Decision Maker and are accordingly omitted from the detailed segmental analysis below. There are no asymmetrical allocations to reporting segments which would require disclosure.

A. Operating segments disclosures—Consolidated Income Statement data

	Year ended 31 December
	Revenue			Group EBITDA (as defined)*			Depreciation, amortisation and impairment			Group operating profit
	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m
Continuing operations
Americas Materials	11,273	11,626	10,572	2,405	2,194	1,763	774	771	571	1,631	1,423	1,192
Europe Materials	9,141	9,509	9,498	1,055	1,208	1,106	1,245	586	531	(190)	622	575
Building Products	7,173	6,997	7,379	1,170	1,076	930	348	328	251	822	748	679
Total Group from continuing operations	27,587	28,132	27,449	4,630	4,478	3,799	2,367	1,685	1,353	2,263	2,793	2,446

Discontinued operations
Americas Distribution	-	-	8	-	-	(6)	-	-	-	-	-	(6)
Europe Distribution	-	3,557	4,191	-	224	176	-	111	50	-	113	126

Total Group	27,587	31,689	31,648	4,630	4,702	3,969	2,367	1,796	1,403	2,263	2,906	2,566

Group operating profit from continuing operations										2,263	2,793	2,446
Profit/(loss) on disposals (i)										9	(189)	(121)
Finance costs less income										(389)	(365)	(360)
Other financial expense										(101)	(125)	(54)
Share of equity accounted investments’ (loss)/profit (ii)										(118)	67	57
Profit before tax from continuing operations										1,664	2,181	1,968

	(i) Profit/(loss) on disposals (note 6)			(ii) Share of equity accounted investments’ (loss)/profit (note 11)
Americas Materials	8	(2)	57	34	43	30
Europe Materials	(12)	(283)	6	(148)	14	21
Building Products	13	96	(184)	(4)	10	6
Total Group from continuing operations	9	(189)	(121)	(118)	67	57

149

*   EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

  2.  Segment Information - continued

B. Operating segments disclosures - Consolidated Balance Sheet data

	As at 31 December
	Total assets		Total liabilities
	2020 $m	2019 $m	2020 $m	2019 $m
Americas Materials	16,172	16,410	2,897	2,968
Europe Materials	12,730	13,109	3,971	3,865
Building Products	7,316	7,197	2,268	2,107
Total Group	36,218	36,716	9,136	8,940

Reconciliation to total assets as reported in the Consolidated Balance Sheet:
Investments accounted for using the equity method	626	775
Other financial assets	13	13
Derivative financial instruments (current and non-current)	201	92
Income tax assets (current and deferred)	165	98
Cash and cash equivalents	7,721	9,918
Total assets as reported in the Consolidated Balance Sheet	44,944	47,612

Reconciliation to total liabilities as reported in the Consolidated Balance Sheet:
Interest-bearing loans and borrowings (current and non-current)			12,215	15,827
Derivative financial instruments (current and non-current)			13	18
Income tax liabilities (current and deferred)			3,232	3,192
Total liabilities as reported in the Consolidated Balance Sheet			24,596	27,977

C. Operating segments disclosures - other items

Additions to non-current assets

	Year ended 31 December
	Property, plant and equipment (i) (note 15, 22)			Financial assets (note 17)			Total Group
	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m
Continuing operations
Americas Materials	527	750	506	1	30	2	528	780	508
Europe Materials	384	549	536	-	1	-	384	550	536
Building Products	265	353	247	-	-	-	265	353	247
Total Group from continuing operations	1,176	1,652	1,289	1	31	2	1,177	1,683	1,291

Discontinued operations
Europe Distribution	-	-	35	-	1	-	-	1	35

Total Group	1,176	1,652	1,324	1	32	2	1,177	1,684	1,326

(i)	Additions to property, plant and equipment include $14 million (2019: $96 million) relating to leased mineral reserves which fall outside the scope of IFRS 16.

2020 Annual Report and Form 20-F

D. Information about geographical areas

The non-current assets (as defined in IFRS 8) attributable to the country of domicile and all foreign countries of operation, for which revenue exceeds 10% of total external Group revenue, are set out below.

	As at 31 December
	Non-current assets*

	2020	2019
	$m	$m
Republic of Ireland (country of domicile)	603	569
United Kingdom	2,594	3,114
United States	15,990	16,019
Other	10,129	10,122
Total Group	29,316	29,824

3.  Assets Held for Sale and Discontinued Operations

A. (Loss)/Profit on disposal of discontinued operations

In October 2019, the Group completed the divestment of its Europe Distribution business, formerly part of our Building Products segment, and in January 2018, the Group completed the divestment of its 100% holding in Allied Building Products, the trading name of our former Americas Distribution segment. Both of these transactions were considered to be discontinued operations as defined in IFRS 5 Non-Current

Assets Held for Sale and Discontinued Operations and were classified accordingly in 2019 and 2018.

No businesses divested in 2020 are considered to be either separate major lines of business or geographical areas of operation and therefore do not constitute discontinued operations.

Assets and liabilities that met the IFRS 5 criteria at 31 December 2020 have not been separately disclosed as held for sale as they were not considered material in the context of the Group.

The table below sets out the proceeds and related (loss)/profit recognised on divestments which were included in profit after tax for the financial years 2019 and 2018 from discontinued operations.

	2019 $m	2018 $m
Assets/(liabilities) disposed of at net carrying amount:
- non-current assets	1,462	570
- cash and cash equivalents	112	21
- working capital and provisions	665	443
- current tax	2	-
- lease liabilities	(410)	-
- deferred tax	(32)	(17)
- retirement benefit obligations	(47)	-
- non-controlling interests	(9)	-
Net assets disposed	1,743	1,017
Reclassification of currency translation effects on disposal	117	-
Total	1,860	1,017
Proceeds from disposal (net of disposal costs)	1,855	2,861
(Loss)/profit on disposal from discontinued operations	(5)	1,844

Net cash inflow arising on disposal
Proceeds from disposal from discontinued operations	1,855	2,861
Less: cash and cash equivalents disposed	(112)	(21)
Total	1,743	2,840

151

* Non-current assets comprise property, plant and equipment, intangible assets and investments accounted for using the equity method.

3.  Assets Held for Sale and Discontinued Operations - continued

B. Results of discontinued operations

The results of the discontinued operations included in the Group profit for the financial years 2019 and 2018 are set out as follows:

	2019 $m	2018 $m
Revenue	3,557	4,199

EBITDA (as defined)*	224	170
Depreciation	(108)	(48)
Amortisation	(2)	(2)
Impairment	(1)	-
Operating profit	113	120
(Loss)/profit on disposals	(2)	1,848
Profit before finance costs	111	1,968
Finance costs	(8)	-
Share of equity accounted investments’ profit	14	14
Profit before tax	117	1,982
Attributable income tax expense	(26)	(594)
Profit after tax for the financial year from discontinued operations	91	1,388

Profit attributable to:
Equity holders of the Company	90	1,387
Non-controlling interests	1	1
Profit for the financial year from discontinued operations	91	1,388

Basic earnings per Ordinary Share from discontinued operations	11.3c	166.7c
Diluted earnings per Ordinary Share from discontinued operations	11.2c	165.8c

Cash flows from discontinued operations
Net cash inflow/(outflow) from operating activities	36	(434)
Net cash inflow from investing activities	1,722	2,814
Net cash outflow from financing activities	(80)	(23)
Net cash inflow	1,678	2,357

4.  Cost Analysis

Continuing operations

	2020 $m	2019 $m	2018 $m
Cost of sales analysis
Raw materials and goods for resale	5,757	5,840	5,973
Employment costs (note 7)	3,871	3,880	3,726
Energy conversion costs	1,268	1,464	1,444
Repairs and maintenance	1,103	1,097	1,042
Depreciation, amortisation and impairment (i)	1,621	1,370	1,109
Change in inventory	63	(70)	(210)
Other production expenses (primarily sub-contractor costs)	4,742	5,278	5,307
Total	18,425	18,859	18,391

Operating costs analysis
Selling and distribution costs	4,454	4,547	4,515
Administrative expenses	2,445	1,933	2,097
Total	6,899	6,480	6,612

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

2020 Annual Report and Form 20-F

(i)	Depreciation, amortisation and impairment analysis

	Cost of sales			Operating costs			Total
	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m
Depreciation and depletion (note 15, 22)	1,367	1,364	1,066	257	249	151	1,624	1,613	1,217
Amortisation of intangible assets (note 16)	-	-	-	70	64	70	70	64	70
Impairment of property, plant and equipment (note 15, 22) (ii)	254	6	43	9	2	-	263	8	43
Impairment of intangible assets (note 16) (ii)	-	-	-	410	-	23	410	-	23
Total	1,621	1,370	1,109	746	315	244	2,367	1,685	1,353

(ii)

Total impairment charges for year ended 31 December 2020, including a charge of $154 million related to equity accounted investments as detailed in note 11, amounted to $827 million (2019: $8 million; 2018: $66 million).

5.  Auditor’s Remuneration

Continuing operations

With effect from 2020, following a competitive tender process, Deloitte Ireland LLP (Deloitte) was appointed as auditor of the Group, replacing Ernst & Young (EY). In the table below, auditor’s remuneration for services provided during the year ended 31 December 2020 thus relates to Deloitte and for the years ended 31 December 2019 and 31 December 2018 to EY.

In accordance with statutory requirements in Ireland, fees for professional services provided by the Group’s independent auditor in respect of each of the following categories were:

	Statutory auditor (Ireland)			Network firms			Total
	Deloitte	EY	EY	Deloitte	EY	EY	Deloitte	EY	EY
	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m
Audit fees (i) (ii)	6	4	5	12	16	16	18	20	21
Other audit-related assurance fees (iii) (iv)	-	-	-	-	-	1	-	-	1
Tax advisory services (iv)	-	-	-	-	1	-	-	1	-
Total	6	4	5	12	17	17	18	21	22

(i)

Audit of the Group accounts includes the audit of internal control over financial reporting and parent and subsidiary statutory audit fees, but excludes $3 million (2019: $3 million; 2018: $3 million) paid to auditors other than Deloitte (2020) and EY (2019 and 2018).

(ii)	Audit fees in 2019 and 2018, including discontinued operations, amounted to $20 million and $23 million respectively.

(iii)	Other assurance services include attestation and due diligence services that are closely related to the performance of the audit.

(iv)

Other audit-related assurance fees in 2019 and 2018, including discontinued operations, amounted to $nil million and $1 million respectively. Tax advisory services for the same years, including discontinued operations, amounted to $1 million and $nil million respectively.

There were no other fees for services provided by the Group’s independent auditor (2019: $nil million; 2018: $nil million).

  6.  Business and Non-Current Asset Disposals

	Business disposals			Disposal of other non-current assets			Total
	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m
Continuing operations
Assets/(liabilities) disposed of at net carrying amount:
- non-current assets	74	669	725	127	157	67	201	826	792
- cash and cash equivalents	7	50	70	-	-	-	7	50	70
- working capital and provisions	29	93	152	-	-	-	29	93	152
- current tax	-	(1)	(2)	-	-	-	-	(1)	(2)
- lease liabilities	(12)	(53)	-	(32)	(33)	-	(44)	(86)	-
- deferred tax	(3)	(3)	(2)	-	-	-	(3)	(3)	(2)
- retirement benefit obligations	(1)	(2)	(8)	-	-	-	(1)	(2)	(8)
- non-controlling interests	(6)	-	-	-	-	-	(6)	-	-
Net assets disposed	88	753	935	95	124	67	183	877	1,002
Reclassification of currency translation effects on disposal	13	263	112	-	-	-	13	263	112
Total	101	1,016	1,047	95	124	67	196	1,140	1,114
Proceeds from disposals (net of disposal costs)	77	787	812	128	164	119	205	951	931
Asset exchange (note 32)	-	-	14	-	-	-	-	-	14
Profit on step acquisition (note 32)	-	-	48	-	-	-	-	-	48
Profit/(loss) on disposals from continuing operations	(24)	(229)	(173)	33	40	52	9	(189)	(121)

Discontinued operations
(Loss)/profit on disposals from discontinued operations (note 3)	-	(5)	1,844	-	3	4	-	(2)	1,848
Total Group profit/(loss) on disposals	(24)	(234)	1,671	33	43	56	9	(191)	1,727

Net cash inflow arising on disposal
Continuing operations
Proceeds from disposals from continuing operations	77	787	812	128	164	119	205	951	931
Less: cash and cash equivalents disposed	(7)	(50)	(70)	-	-	-	(7)	(50)	(70)
Less: deferred proceeds arising on disposal (note 21) (i)	(14)	(302)	(12)	-	-	-	(14)	(302)	(12)
Less: investment and loan to associate in lieu of cash proceeds (ii)	-	-	(99)	-	-	-	-	-	(99)
Net cash inflow arising on disposal from continuing operations	56	435	631	128	164	119	184	599	750

Discontinued operations
Net cash inflow arising on disposal from discontinued operations	-	1,743	2,840	-	1	7	-	1,744	2,847
Total Group net cash inflow arising on disposal	56	2,178	3,471	128	165	126	184	2,343	3,597

(i)

On 31 December 2019, CRH completed the sale of the Group’s 50% stake in its joint venture in India, My Home Industries Limited (MHIL), for deferred proceeds of $0.3 billion which will be received in several agreed tranches.

For the purposes of compliance with Indian law requirements, CRH is obliged to retain a minority shareholding and associated minority board representation in MHIL both of which will further reduce as the tranches are completed. The Group no longer has any rights to share in the profit/loss of MHIL or to receive any dividends. CRH has determined that MHIL has ceased to be a joint venture or an associate as the Group is no longer exposed to variability of returns from the performance of MHIL and does not have significant influence (as defined under IAS 28 Interests in Associates and Joint Ventures ) over MHIL. With the other partners acting in concert to exercise control, CRH effectively retains only protective voting rights in defined limited circumstances. Accordingly, the Group has discontinued the use of the equity method of accounting for its interest in MHIL from 31 December 2019. The fair value of the retained interest in MHIL is recorded as a financial asset within Other Receivables as it represents a contractual right to receive cash.

(ii)

In 2018, as part of the divestment of our DIY business in Belgium and the Netherlands we acquired an equity stake of 22.78% in, and advanced a loan of $58 million to the purchaser, Intergamma, which was repaid in 2019.

2020 Annual Report and Form 20-F

7.  Employment

Continuing operations

The average number of employees is as follows:

	Year ended 31 December
	2020	2019	2018
Americas Materials	27,412	28,576	27,272
Europe Materials	26,785	27,238	27,218
Building Products	22,902	24,437	26,399
Total Group	77,099	80,251	80,889

The average number of employees in 2019 and 2018, including discontinued operations, was 86,951 and 89,831 respectively.

Employment costs charged in the Consolidated Income Statement for continuing operations are analysed as follows:

	2020 $m	2019 $m	2018 $m
Wages and salaries	4,573	4,604	4,536
Social welfare costs	461	473	480
Redundancy, healthcare and other employment benefit costs	723	653	638
Share-based payment expense (note 9)	96	83	77
Total retirement benefits expense (note 30)	359	341	317
Total (i)	6,212	6,154	6,048

Total charge analysed between:
Cost of sales	3,871	3,880	3,726
Operating costs	2,330	2,259	2,310
Finance costs (net) - applicable to retirement benefit obligations (note 10)	11	15	12
Total	6,212	6,154	6,048

(i)	Employment costs in 2019 and 2018, including discontinued operations, are analysed as follows:

Wages and salaries	4,988	4,991
Social welfare costs	544	564
Redundancy, healthcare and other employment benefit costs	676	686
Share-based payment expense (note 9)	86	79
Total retirement benefits expense (note 30)	369	350
Total	6,663	6,670

8.  Directors’ Emoluments and Interests

Directors’ emoluments (which are included in administrative expenses in note 4) and interests are presented in the Directors’

Remuneration Report on pages 74 to 99.

  9.  Share-based Payment Expense

     Continuing operations

	2020 $m	2019 $m	2018 $m
Performance Share Plans and Restricted Share Plan expense	93	79	73
Share option expense	3	4	4
Total share-based payment expense (i)	96	83	77

(i)	The total share-based payment expense in 2019 and 2018, including discontinued operations, amounted to $86 million and $79 million respectively.

Share-based payment expense relates primarily to awards granted under the 2014 Performance Share Plan and the Group’s Savings-related Share Option Schemes. The expense, which in 2019 and 2018 also includes charges in relation to the 2013 Restricted Share Plan, is reflected in operating costs in the Consolidated Income Statement.

2014 Performance Share Plan

The structure of the 2014 Performance Share Plan is set out in the Directors’ Remuneration Report on page 90. An expense of $93 million was recognised in 2020 (2019: $78 million; 2018: $72 million).

Details of awards granted under the 2014 Performance Share Plan

			Number of shares
	Share price at date of award	Period to earliest release date	Initial award (i)	Net outstanding at 31 December 2020
Granted in 2020	€31.50	3 years	3,428,021	3,357,421
Granted in 2019	€29.44	3 years	3,688,027	3,470,729
Granted in 2018	€28.32	3 years	3,863,433	3,508,468

(i)

Numbers represent the initial awards including those granted to employees of Europe Distribution in 2019 and 2018. The Remuneration Committee has determined that dividend equivalents will accrue on awards under the 2014 Performance Share Plan. Subject to satisfaction of the applicable performance criteria, such dividend equivalents will be released to participants in the form of additional shares on vesting.

25% of each award made in 2020 and 2019 is subject to TSR performance measured against a tailored peer group; 25% is subject to a RONA metric; with the remaining 50% subject to a cumulative cashflow metric (2018: 50% of each award is subject to a TSR measure, with 25% being measured against a tailored sector peer group and 25% against the FTSE All-World

Construction & Materials Index. The other 50% of each award is subject to a cumulative cashflow metric). Further details are set out on page 90 in the Directors’ Remuneration Report.

The fair values assigned to the portion of awards which are subject to TSR performance against peers and, in the case of 2018, the index, was

€18.52 (2019: €18.59; 2018: €13.52). The fair value of these awards was calculated using a TSR pricing model taking account of peer group TSR, volatilities and correlations together with the following assumptions:

	2020	2019	2018
Risk-free interest rate (%)	(0.61)	(0.37)	(0.43)
Expected volatility (%)	22.1	23.2	27.4

The expected volatility was determined using a historical sample of daily CRH share prices.

The fair value of (i) the portion of awards subject to cash flow performance; (ii) from 2019, the portion of awards subject to a RONA metric; and (iii) the awards with no performance conditions (which are subject to a one or three-year service period) was €31.50 (2019: €29.44; 2018: €28.32). The fair value was calculated using the closing CRH share price at the date the award was granted.

2020 Annual Report and Form 20-F

Share Option Schemes

The 2010 Share Option Scheme was replaced in 2014 by the 2014 Performance Share Plan, and accordingly no options have been granted since 2013.

Details of movement and options outstanding under Share Option Schemes (excluding Savings-related Share Option Schemes)

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
		2020		2019		2018
Outstanding at beginning of year	€16.19	278,349	€16.48	800,770	€17.96	1,441,779
Exercised (i)	€16.19	(77,748)	€16.65	(520,115)	€19.82	(634,994)
Lapsed	€16.19	(3,348)	€16.19	(2,306)	€17.36	(6,015)
Outstanding at end of year (ii)	€16.19	197,253	€16.19	278,349	€16.48	800,770
Exercisable at end of year	€16.19	197,253	€16.19	278,349	€16.48	800,770

(i)	The weighted average share price at the date of exercise of these options was €31.70 (2019: €29.10; 2018: €27.90).

(ii)	All options granted have a life of ten years.

	2020	2019	2018
Weighted average remaining contractual life for the share options outstanding at 31 December (years)	2.30	3.30	2.57

euro-denominated options outstanding at end of year (number)	197,253	278,349	796,850
Exercise price/range of exercise prices (€)	16.19	16.19	16.19-17.30

Pound Sterling-denominated options outstanding at end of year (number)	-	-	3,920
Exercise price (Stg£)	-	-	15.30

2010 Savings-related Share Option Schemes

The Group operates Savings-related Share Option Schemes. Participants may save up to €500/Stg£500 per month from their net salaries for a fixed term of three or five years and at the end of the savings period they have the option to buy CRH shares at a discount of up to 15% of the market price on the date of invitation of each savings contract.

Details of options granted under the Savings-related Share Option Schemes

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
		2020		2019		2018
Outstanding at beginning of year	€23.67/Stg£20.17	1,508,862	€22.15/Stg£18.74	1,686,176	€21.50/Stg£18.05	1,556,299
Exercised (i)	€23.21/Stg£22.37	(178,773)	€19.09/Stg£16.20	(627,034)	€19.00/Stg£15.26	(161,950)
Lapsed	€23.25/Stg£21.54	(156,582)	€23.49/Stg£20.85	(207,070)	€24.62/Stg£20.75	(209,264)
Granted (ii)	€0.00/Stg£0.00	-	€24.24/Stg£20.11	656,790	€23.39/Stg£20.83	501,091
Outstanding at end of year	€23.83/Stg£19.69	1,173,507	€23.67/Stg£20.17	1,508,862	€22.15/Stg£18.74	1,686,176
Exercisable at end of year	€24.66/Stg£24.51	16,528	€18.88/Stg£15.89	13,065	€18.75/Stg£15.54	14,059

(i)	The weighted average share price at the date of exercise of these options was €31.70 (2019: €28.52; 2018: €29.54).

(ii)

No options over CRH plc’s Ordinary Shares were granted to employees in 2020 (2019: 556,493 share options in April 2019 and 100,297 share options in May 2019; 2018: 501,091 share options in April 2018). In 2019, this figure comprises options over 518,944 (2018: 379,253) shares and 137,846 (2018: 121,838) shares which are normally exercisable within a period of six months after the third or the fifth anniversary of the contract, whichever is applicable. The exercise price at which the options are granted under the scheme represents a discount of 15% to the market price on the date of invitation of each savings contract.

  9.  Share-based Payment Expense - continued

     Continuing operations

158

	2020	2019	2018
Weighted average remaining contractual life for the share options outstanding at 31 December (years)	1.14	1.87	1.50

euro-denominated options outstanding at end of year (number)	214,826	290,627	304,713
Range of exercise prices (€)	20.83-27.86	17.67-27.86	14.15-27.86

Pound Sterling-denominated options outstanding at end of year (number)	958,681	1,218,235	1,381,463
Range of exercise prices (Stg£)	16.16-24.51	14.94-24.51	14.94-24.51

The weighted fair values assigned to options issued under the Savings-related Share Option Schemes, which were computed in accordance with the trinomial valuation methodology, were as follows:

	3-year	5-year
Granted in 2019 (April)	€7.55	€7.98
Granted in 2019 (May)	€6.67	€7.19
Granted in 2018	€5.38	€5.88

The fair value of these options were determined using the following assumptions:

	2019				2018
	3-year		5-year		3-year	5-year
	April	May	April	May	April	April

Weighted average exercise price (€)	23.30	24.24	23.30	24.24	23.39	23.39
Risk free interest rate (%)	(0.56)	(0.58)	(0.40)	(0.41)	(0.44)	(0.06)
Expected dividend payments over the expected life (€)	2.34	2.34	4.06	4.06	2.21	3.83
Expected volatility (%)	19.6	20.0	21.1	21.3	20.0	20.5
Expected life in years	3	3	5	5	3	5

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

2020 Annual Report and Form 20-F

  10.  Finance Costs and Finance Income

     Continuing operations

	2020 $m	2019 $m	2018 $m
Finance costs
Interest payable on borrowings	381	374	393
Net cost on interest rate and currency swaps	2	15	9
Mark-to-market of derivatives and related fixed rate debt:
- interest rate swaps (i)	(97)	(72)	15
- currency swaps and forward contracts	2	2	(5)
- fixed rate debt (i)	80	68	(19)
Net loss on interest rate swaps not designated as hedges	-	-	6
Net loss on non-derivative financial instruments	21	-	-
Net finance cost on gross debt including related derivatives	389	387	399

Finance income
Interest receivable on loans to joint ventures and associates	-	(5)	(4)
Interest receivable on cash and cash equivalents and other	-	(17)	(35)
Finance income	-	(22)	(39)

Finance costs less income	389	365	360

Other financial expense
Unwinding of discount element of lease liabilities (note 22)	68	69	-
Unwinding of discount element of provisions for liabilities (note 28)	21	25	24
Unwinding of discount applicable to deferred and contingent acquisition consideration	21	16	18
Unwinding of discount applicable to deferred divestment proceeds	(24)	-	-
Unwinding of discount applicable to leased mineral reserves	4	-	-
Pension-related finance cost (net) (note 30)	11	15	12
Net other financial expense	101	125	54

Total net finance costs (ii)	490	490	414

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

(ii)	Net finance costs in 2019 and 2018, including discontinued operations, amounted to $498 million and $414 million respectively.

11.  Share of Equity Accounted Investments’
 (Loss)/Profit

Continuing operations

160

The Group’s share of joint ventures’ and associates’ result after tax is equity accounted and is presented as a single line item in the Consolidated Income Statement; it is analysed as follows between the principal Consolidated Income Statement captions:

	Joint Ventures			Associates			Total
	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m
Group share of:
Revenue	446	710	713	742	689	712	1,188	1,399	1,425

EBITDA (as defined)*	38	78	60	88	75	74	126	153	134
Depreciation and amortisation	(10)	(27)	(26)	(53)	(39)	(40)	(63)	(66)	(66)
Impairment (i)	-	-	-	(154)	-	-	(154)	-	-
Operating (loss)/profit	28	51	34	(119)	36	34	(91)	87	68
Profit on disposals	-	-	-	-	-	4	-	-	4
(Loss)/profit before finance costs	28	51	34	(119)	36	38	(91)	87	72
Finance costs (net)	(6)	-	1	(17)	(13)	(11)	(23)	(13)	(10)
(Loss)/profit before tax	22	51	35	(136)	23	27	(114)	74	62
Income tax expense	-	(5)	(1)	(4)	(2)	(4)	(4)	(7)	(5)
(Loss)/profit after tax (ii)	22	46	34	(140)	21	23	(118)	67	57

An analysis of the result after tax by operating segment is presented in note 2. The aggregated balance sheet data (analysed between current and non-current assets and liabilities) in respect of the Group’s investment in joint ventures and associates is presented in note 17.

(i)

The impairment charge of $154 million (2019: $nil million; 2018: $nil million), principally relates to the write-down of our equity accounted investment in China which forms part of Europe Materials. Challenging market conditions in Northeast China affecting pricing, combined with an increase in the discount rate and the economic impact of COVID-19, are the primary drivers of the impairment charge. The recoverable amount of this financial asset is its value-in-use calculated using a real pre-tax discount rate of 9.2%.

(ii)	Share of profit after tax in 2019 and 2018, including discontinued operations, amounted to $81 million and $71 million respectively.

12.  Income Tax Expense

Recognised within the Consolidated Income Statement Continuing operations	2020 $m	2019 $m	2018 $m
(a) Current tax
Republic of Ireland	23	20	11
Overseas	571	385	330
Total current tax expense	594	405	341

(b) Deferred tax
Origination and reversal of temporary differences:
Retirement benefit obligations	(9)	(1)	4
Share-based payment expense	(3)	(6)	4
Derivative financial instruments	-	2	(2)
Other items	(83)	134	120
Total deferred tax (income)/expense	(95)	129	126

Income tax reported in the Consolidated Income Statement	499	534	467

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges and profit on disposals.

2020 Annual Report and Form 20-F

	2020 $m	2019 $m	2018 $m

Recognised outside the Consolidated Income Statement
(a) Within the Consolidated Statement of Comprehensive Income:
Deferred tax - retirement benefit obligations	11	(4)	(1)
Deferred tax - cash flow hedges	-	(4)	5
	11	(8)	4
(b) Within the Consolidated Statement of Changes in Equity:

Current tax
Current tax - share option exercises	2	5	2

Deferred tax
Deferred tax - share-based payment expense	(1)	6	(5)
	1	11	(3)

Income tax recognised outside the Consolidated Income Statement	12	3	1

Reconciliation of applicable tax rate to effective tax rate
Continuing operations
Profit before tax ($m)	1,664	2,181	1,968
Tax charge expressed as a percentage of profit before tax (effective tax rate):
- current tax expense only	35.7%	18.6%	17.3%
- total income tax expense (current and deferred)	30.0%	24.5%	23.7%

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective tax rate (current and deferred) of the Group:

Irish corporation tax rate	12.5	12.5	12.5
Higher tax rates on overseas earnings	10.6	12.8	11.8
Other items
- arising from 2020 impairment	8.4	-	-
- other items (primarily comprising items not chargeable to tax/expenses not deductible for tax)	(1.5)	(0.8)	(0.6)
Total effective tax rate	30.0	24.5	23.7

Other disclosures

Effective tax rate

The 2020 effective tax rate is 30.0% (2019: 24.5%; 2018: 23.7%). The impact of the 2020 impairment charge on the effective tax rate is 8.4%.

The tax charge associated with discontinued operations in 2019 and 2018 is recognised separately in “Profit after tax for the financial year from discontinued operations”. See note 3 for further details.

Changes in tax rates

The total tax charge in future periods will be affected by any changes to the tax rates in force in the countries in which the Group operates.

Proposed dividends

There are no income tax consequences for the Company in respect of dividends proposed prior to issuance of the Consolidated Financial Statements and for which a liability has not been recognised.

  13.  Dividends

162

The dividends paid and proposed in respect of each class of share capital are as follows:

	2020 $m	2019 $m	2018 $m
Dividends to shareholders
Preference
5% Cumulative Preference Shares $3,592 (2019: $3,543; 2018: $3,802)	-	-	-
7% ‘A’ Cumulative Preference Shares $87,464 (2019: $86,149; 2018: $92,116)	-	-	-
Equity
Final - paid 70.00c per Ordinary Share (2019: 59.20c; 2018: 60.00c) (i)	537	477	489
Interim - paid 22.00c per Ordinary Share (2019: 22.00c; 2018: 22.80c) (i)	173	175	191
Total	710	652	680

Reconciliation to Consolidated Statement of Cash Flows
Dividends to shareholders	710	652	680
Translation adjustment (ii)	(3)	-	-
Less: issue of scrip shares in lieu of cash dividends (note 31)	-	-	(61)
Dividends paid to equity holders of the Company	707	652	619
Dividends paid by subsidiaries to non-controlling interests	15	11	14
Total dividends paid	722	663	633

Dividends proposed (memorandum disclosure)
Equity
Final 2020 - proposed 93.00c per Ordinary Share (2019: 70.00c; 2018: 59.20c) (i)	730	550	481

(i)	Interim and final dividends per share declared previously in euro have been translated to US Dollar using the dividend record date exchange rate.

(ii)	Translation adjustment arising from US Dollar declared dividends paid in non-US Dollar currencies.

2020 Annual Report and Form 20-F

14.  Earnings per Ordinary Share

The computation of basic and diluted earnings per Ordinary Share is set out below:

	2020 $m	2019 $m	2018 $m
Numerator computations
Group profit for the financial year	1,165	1,738	2,889
Profit attributable to non-controlling interests	(43)	(21)	(5)
Profit attributable to equity holders of the Company	1,122	1,717	2,884
Preference dividends	-	-	-
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share	1,122	1,717	2,884
Profit after tax for the financial year from discontinued operations - attributable to equity holders of the Company	-	90	1,387
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share from continuing operations	1,122	1,627	1,497

Denominator computations
Weighted average number of Ordinary Shares (millions) outstanding for the year (i)	785.1	801.3	832.4
Effect of dilutive potential Ordinary Shares (employee share options) (millions) (i) (ii)	6.0	6.4	4.2
Denominator for diluted earnings per Ordinary Share	791.1	807.7	836.6

Basic earnings per Ordinary Share	142.9c	214.3c	346.5c
Diluted earnings per Ordinary Share	141.8c	212.6c	344.7c

Basic earnings per Ordinary Share from continuing operations	142.9c	203.0c	179.8c
Diluted earnings per Ordinary Share from continuing operations	141.8c	201.4c	178.9c

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

(ii)

Contingently issuable Ordinary Shares (totalling 4,053,377 at 31 December 2020, 3,618,278 at 31 December 2019 and 7,274,916 at 31 December 2018) are excluded from the computation of diluted earnings per Ordinary Share where the conditions governing exercisability have not been satisfied as at the end of the reporting period or they are antidilutive for the periods presented.

  15.  Property, Plant and Equipment

164

	Mineral- bearing land $m	Land and buildings $m	Plant and machinery $m	Assets in course of construction $m	Total $m
At 31 December 2020
Owned
Cost/deemed cost	4,874	5,928	19,400	612	30,814
Accumulated depreciation (and impairment charges)	(1,176)	(1,847)	(9,984)	(40)	(13,047)
Net carrying amount	3,698	4,081	9,416	572	17,767

At 1 January 2020, net carrying amount	3,687	4,027	9,490	718	17,922
Translation adjustment	82	109	232	13	436
Reclassifications	52	76	440	(572)	(4)
Transfer from leased assets (note 22)	-	5	2	-	7
Additions at cost	28	42	512	414	996
Additions to leased mineral reserves (note 21) (i)	14	-	-	-	14
Arising on acquisition (note 32)	7	42	72	1	122
Disposals at net carrying amount	(8)	(57)	(60)	(2)	(127)
Depreciation charge for year	(108)	(155)	(1,082)	-	(1,345)
Impairment charge for year (ii)	(56)	(8)	(190)	-	(254)
At 31 December 2020, net carrying amount	3,698	4,081	9,416	572	17,767

		Land and buildings $m	Plant and machinery $m	Other $m
Leased right-of-use assets (iv)
At 31 December 2020, net carrying amount (note 22)		1,151	342	57	1,550
Total property, plant and equipment					19,317

The equivalent disclosure for the prior year is as follows:

	Mineral- bearing land $m	Land and buildings $m	Plant and machinery $m	Assets in course of construction $m	Total $m
At 31 December 2019
Owned
Cost/deemed cost	4,670	5,653	18,292	757	29,372
Accumulated depreciation (and impairment charges)	(983)	(1,626)	(8,802)	(39)	(11,450)
Net carrying amount	3,687	4,027	9,490	718	17,922

At 1 January 2019, net carrying amount	3,563	4,419	9,384	680	18,046
Effect of adopting IFRS 16	-	(8)	(22)	4	(26)
Translation adjustment	8	13	52	9	82
Reclassifications	26	87	499	(612)	-
Transfer (to)/from leased assets (note 22)	-	(5)	19	-	14
Additions at cost	43	37	660	634	1,374
Additions to leased mineral reserves (note 21) (i)	96	-	-	-	96
Arising on acquisition (note 32)	66	105	106	7	284
Disposals at net carrying amount	(2)	(450)	(135)	(4)	(591)
Depreciation charge for year (iii)	(113)	(168)	(1,067)	-	(1,348)
Impairment charge for year (ii)	-	(3)	(6)	-	(9)
At 31 December 2019, net carrying amount	3,687	4,027	9,490	718	17,922

		Land and buildings $m	Plant and machinery $m	Other $m
Leased right-of-use assets (iv)
At 31 December 2019, net carrying amount (note 22)		1,221	378	53	1,652
Total property, plant and equipment					19,574

2020 Annual Report and Form 20-F

	Mineral- bearing land $m	Land and buildings $m	Plant and machinery $m	Assets in course of construction $m	Total $m
Owned
At 1 January 2019
Cost/deemed cost	4,419	6,269	17,787	720	29,195
Accumulated depreciation (and impairment charges)	(856)	(1,850)	(8,403)	(40)	(11,149)
Net carrying amount	3,563	4,419	9,384	680	18,046

(i)	Additions relating to leased mineral reserves which fall outside the scope of IFRS 16.

(ii)

The combined impairment charge in notes 15 and 22 of $263 million (2019: $9 million; 2018: $43 million) principally relates to the write-down of specific assets relating to our UK business within our Europe Materials segment following a strategic review of its operational footprint, together with impairments booked in respect of two CGUs in the same segment. An extended period of lower than anticipated demand and reduced price growth resulting from the combined economic impacts of Brexit and COVID-19 were the primary drivers of the impairment charge. The recoverable amount of these assets is their value-in-use of $185 million and is calculated using real pre-tax discount rates ranging from 7.3% to 7.7%. The charge in 2019 and 2018 includes $1 million and $nil million respectively, relating to discontinued operations.

(iii)	The depreciation charge in 2019 and 2018 includes $37 million and $48 million respectively, relating to discontinued operations.

(iv)	See note 22 for more detailed information on right-of-use assets and lease liabilities of the Group under IFRS 16.

Future purchase commitments for property, plant and equipment	2020 $m	2019 $m
Contracted for but not provided in the financial statements	423	419
Authorised by the Directors but not contracted for	307	399

  16.  Intangible Assets

166

		Other intangible assets
	Goodwill $m	Marketing- related $m	Customer- related (i) $m	Contract- based $m	Total $m
At 31 December 2020
Cost/deemed cost	9,790	172	601	75	10,638
Accumulated amortisation (and impairment charges)	(758)	(85)	(361)	(61)	(1,265)
Net carrying amount	9,032	87	240	14	9,373

At 1 January 2020, net carrying amount	9,093	95	265	22	9,475
Translation adjustment	198	1	2	-	201
Reclassifications	-	-	-	(5)	(5)
Arising on acquisition (note 32)	157	2	29	-	188
Disposals	(6)	-	-	-	(6)
Amortisation charge for year (ii)	-	(11)	(56)	(3)	(70)
Impairment charge for year (iii)	(410)	-	-	-	(410)
At 31 December 2020, net carrying amount	9,032	87	240	14	9,373

The equivalent disclosure for the prior year is as follows:

At 31 December 2019
Cost/deemed cost	9,413	167	575	87	10,242
Accumulated amortisation (and impairment charges)	(320)	(72)	(310)	(65)	(767)
Net carrying amount	9,093	95	265	22	9,475

At 1 January 2019, net carrying amount	9,294	87	248	27	9,656
Translation adjustment	51	-	1	-	52
Arising on acquisition (note 32)	310	19	84	-	413
Disposals	(562)	(1)	(17)	-	(580)
Amortisation charge for year (ii)	-	(10)	(51)	(5)	(66)
At 31 December 2019, net carrying amount	9,093	95	265	22	9,475

At 1 January 2019
Cost/deemed cost	9,622	158	678	91	10,549
Accumulated amortisation (and impairment charges)	(328)	(71)	(430)	(64)	(893)
Net carrying amount	9,294	87	248	27	9,656

(i)	The customer-related intangible assets relate predominantly to non-contractual customer relationships.

(ii)	The amortisation charge primarily relates to customer-related intangible assets. The charge in 2019 and 2018 includes $2 million and $2 million respectively, relating to discontinued operations.

(iii)	Further details on note (iii) are set out overleaf.

2020 Annual Report and Form 20-F

Annual goodwill testing

The net book value of goodwill capitalised under previous GAAP (Irish GAAP) as at the transition date to IFRS (1 January 2004) has been treated as deemed cost. Goodwill arising on acquisition since that date is capitalised at cost.

Cash-generating units

Goodwill acquired through business combination activity has been allocated to CGUs that are expected to benefit from synergies in that combination. The CGUs represent the lowest level within the Group at which the associated goodwill is monitored for internal management purposes, and are not larger than the operating segments determined in accordance with IFRS 8. A total of 22 (2019: 25) CGUs have been identified and these are analysed between the three business segments below. The decrease in the number of CGUs in 2020 relates to organisational changes in our Americas Materials and Business Products segments. All businesses within the various CGUs exhibit similar and/or consistent profit margin and asset intensity characteristics. Assets, liabilities, deferred tax and goodwill have been assigned to the CGUs on a reasonable and consistent basis.

	Number of cash-generating units		Goodwill
	2020	2019	2020 $m	2019 $m
Americas Materials	5	7	4,057	3,997
Europe Materials	16	16	2,402	2,645
Building Products	1	2	2,573	2,451
Total Group	22	25	9,032	9,093

Impairment testing methodology and results

Goodwill is subject to impairment testing on an annual basis. The recoverable amount of 22 CGUs is determined based on a value-in-use computation, using Level 3 inputs in accordance with the fair value hierarchy.

Among other macroeconomic considerations the impact of the COVID-19 pandemic has been factored into our impairment testing. The cash flow forecasts are primarily based on a five-year strategic plan document formally approved by the Board of Directors and specifically exclude the impact of future development activity. To align with the Group’s acquisition modelling methodology, these cash flows are projected forward for an additional five years to determine the basis for an annuity-based terminal value. As in prior years, the terminal value is based on a 20-year annuity, with the exception of certain long-lived cement assets, where an assumption of a 30-year annuity has been used. Projected cash flows beyond the initial evaluation period have been extrapolated using real growth rates ranging from 1.6% in the Americas, 0.7% to 2.0% in Europe and 3.1% in Asia.

Such real growth rates do not exceed the long-term average growth rates for the countries in which each CGU operates. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The real pre-tax discount rates used range from 6.5% to 8.6% (2019: 6.6% to 8.7%); these rates are in line with the Group’s estimated weighted average cost of capital, arrived at using the Capital Asset Pricing Model.

The 2020 annual goodwill impairment testing process has resulted in our UK CGU in Europe Materials recording an impairment charge of $410 million (2019: $nil million). Our UK business has experienced a sustained period of economic disruption following the Brexit referendum in 2016, the impact of the COVID-19 pandemic and the political uncertainty that presented in the second half of 2020 prior to the UK’s formal withdrawal from the EU. When combined, these have had a significant impact on the growth prospects for this business, resulting in much slower than previously anticipated market recovery leading to a significant reduction in the recoverable amount of this CGU compared with prior years. The assumptions underlying the value-in-use model projections result in a present value (using a real pre-tax discount rate of 7.6%, 2019: 6.8%) of $1,782 million and a related goodwill impairment being recorded of $410 million. A sensitivity analysis, which represents management’s assessment of the economic environment in which this CGU operates is presented below:

		UK CGU
Additional impairment that would arise as a result of:		2020 $m
EBITDA (as defined)* margin	Decrease by 0.5%	69
Reduction in net cash flow	Decrease by 5.0%	85
Pre-tax discount rate	Increase by 0.5%	97

Key sources of estimation uncertainty

The cash flows have been arrived at taking into account the Group’s strong financial position, its established history of earnings and cash flow generation and the nature of the building materials industry, where product obsolescence is very low. However, expected future cash flows are inherently uncertain and are therefore liable to material change over time. The key assumptions employed in arriving at the estimates of future cash flows factored into impairment testing are subjective and include projected EBITDA (as defined)* margins, net cash flows, discount rates used and the duration of the discounted cash flow model.

Significant under-performance in any of CRH’s major CGUs may give rise to a material write-down of goodwill which would have a substantial impact on the Group’s income and equity, however given the excess headroom on the models the likelihood of this happening is not considered reasonably possible.

*   EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

16.  Intangible Assets - continued

Significant goodwill amounts

The goodwill allocated to the Americas Cement and AMAT South (Americas Materials segment) and the

Building Products (Building Products segment) CGUs account for between 11% and 29% of the total carrying amount shown on page 166. The goodwill allocated to each of the remaining CGUs is less than 10% of the total carrying value in all other cases. The additional disclosures required for the three CGUs with significant goodwill are as follows:

	Americas Cement (i)		AMAT South	Building Products (i)
	2020	2019	2020	2020	2019
Goodwill allocated to the cash-generating unit at balance sheet date	$2,155m	$1,629m	$998m	$2,573m	$2,115m
Discount rate applied to the cash flow projections (real pre-tax)	7.7%	7.6%	8.0%	8.0%	8.4%
Average EBITDA (as defined)* margin over the initial 5-year period	48.5%	39.1%	17.8%	18.3%	18.3%
Value-in-use (present value of future cash flows)	$8,103m	$8,051m	$5,140m	$12,977m	$9,802m
Excess of value-in-use over carrying amount	$3,238m	$4,041m	$2,492m	$7,653m	$5,654m
Long-term growth rates	1.6%	1.8%	1.6%	1.6%	1.8%

(i)	2019 disclosures represent the prior year CGU classification of Americas Cement and Americas Building Products.

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

The Americas Cement, AMAT South and Building Products CGUs are not included in the CGUs referred to in the ‘Sensitivity analysis’ section below. Given the magnitude of the excess of value-in-use over carrying amount, and our belief that the key assumptions are reasonable, management believes that it is not reasonably possible that there would be a change in the key assumptions such that the carrying amount would exceed the value-in-use. Consequently no further disclosures relating to sensitivity of the value-in-use computations for the Americas

Cement, AMAT South or Building Products CGUs are considered to be warranted.

Sensitivity analysis

Sensitivity analysis has been performed and results in additional disclosures in respect of three of the total 22 CGUs of which one was also disclosed as sensitive in the prior year. The key assumptions, methodology used and values applied to each of the key assumptions for these CGUs are in line with those outlined above (a 30-year annuity period has been used). The three CGUs have aggregate goodwill of $915 million at the date of testing. The table below identifies the amounts by which each of the following assumptions may either decline or increase to arrive at a zero excess of the present value of future cash flows over the book value of net assets in the three CGUs selected for sensitivity analysis disclosures:

Three cash-generating units
Reduction in EBITDA (as defined)* margin	1.5 to 3.7 percentage points
Reduction in profit before tax	9.9% to 23.6%
Reduction in net cash flow	8.7% to 21.3%
Increase in pre-tax discount rate	0.9 to 2.2 percentage points

The average EBITDA (as defined)* margin for the aggregate of these three CGUs over the initial five-year period was 22.5%. The value-in-use (being the present value of the future net cash flows) was $2,865 million and the carrying amount was

$2,424 million, resulting in an excess of value-in-use over carrying amounts.

*   EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

2020 Annual Report and Form 20-F

17.  Financial Assets

	Investments accounted for using the equity method (i.e. joint ventures and associates)
	Share of net assets $m	Loans $m	Total $m	Other $m
At 1 January 2020	747	28	775	13
Translation adjustment	31	1	32	-
Investments and advances	-	1	1	-
Disposals and repayments	(10)	(13)	(23)	-
Return of Share Capital	(6)	-	(6)	-
Share of loss after tax (i)	(118)	-	(118)	-
Dividends received	(35)	-	(35)	-
At 31 December 2020	609	17	626	13
The equivalent disclosure for the prior year is as follows:
At 1 January 2019	1,262	70	1,332	26
Translation adjustment	(23)	(1)	(24)	1
Investments and advances	14	16	30	2
Disposals and repayments	(548)	(57)	(605)	(16)
Share of profit after tax (ii)	81	-	81	-
Dividends received	(39)	-	(39)	-
At 31 December 2019	747	28	775	13

(i)	Includes an impairment charge of $154 million. Refer to note 11 for further details.

(ii)	Share of profit after tax in 2019 includes $14 million relating to discontinued operations.

Summarised financial information for the Group’s investment in joint ventures and associates which are accounted for using the equity method is as follows:

	Joint Ventures		Associates		Total
	2020 $m	2019 $m	2020 $m	2019 $m	2020 $m	2019 $m
Non-current assets	346	276	748	771	1,094	1,047
Current assets	263	310	537	437	800	747
Non-current liabilities	(309)	(184)	(225)	(102)	(534)	(286)
Current liabilities	(204)	(285)	(547)	(476)	(751)	(761)
Net assets	96	117	513	630	609	747

A listing of the principal equity accounted investments is contained on page 254.

  18.  Inventories

	2020 $m	2019 $m
Raw materials	1,403	1,283
Work-in-progress (i)	144	144
Finished goods	1,570	1,653
Total inventories at the lower of cost and net realisable value	3,117	3,080

(i)

Work-in-progress includes $9 million (2019: $3 million) in respect of the cumulative costs incurred, net of amounts transferred to cost of sales under percentage-of-completion accounting, for construction contracts in progress at the balance sheet date.

An analysis of the Group’s cost of sales expense is provided in note 4 to the financial statements.

Write-downs of inventories recognised as an expense within cost of sales amounted to $9 million (2019: $9 million; 2018: $12 million).

19.  Trade and Other Receivables

	2020 $m	2019 $m
Current
Trade receivables	2,757	2,682
Amounts receivable in respect of construction contracts (i)	951	1,027
Total trade receivables, gross	3,708	3,709
Loss allowance	(140)	(133)
Total trade receivables, net	3,568	3,576
Amounts receivable from equity accounted investments	32	9
Prepayments and other receivables (ii)	486	646
Total	4,086	4,231

Non-current
Other receivables (ii)	325	356

(i)

Includes unbilled revenue and retentions held by customers in respect of construction contracts at the balance sheet date amounting to $297 million and $202 million respectively (2019: $278 million and $206 million respectively). The movements in these balances during the year was as follows:

	Unbilled revenue		Retentions
	2020 $m	2019 $m	2020 $m	2019 $m
At 1 January	278	281	206	192
Translation adjustment	7	5	3	4
Additional contract balances recognised	238	354	130	158
Invoiced in the period	(226)	(362)	-	-
Received from customers	-	-	(137)	(144)
Disposals	-	-	-	(4)
At 31 December	297	278	202	206

(ii)	Principally comprised of prepayments and deferred divestment consideration.

Trade receivables, amounts receivable in respect of construction contracts and deferred divestment consideration are measured at amortised cost (less any expected credit loss allowance) as the Group’s business model is to “hold to collect” contractual cash flows, and the cash flows arising from trade and other receivables are solely payments of principal and interest. The carrying amount of trade receivables, amounts receivable in respect of construction contracts and deferred divestment consideration closely approximate their fair value.

2020 Annual Report and Form 20-F

Valuation and qualifying accounts (expected credit loss allowance)

The movements in the expected credit loss allowance for receivables during the financial year were as follows:

	2020 $m	2019 $m	2018 $m
At 1 January	133	153	157
Reclassified from held for sale	-	-	7
Translation adjustment	5	(1)	(6)
Disposed of during year	(4)	(34)	(4)
Written off during year	(23)	(29)	(35)
Arising on acquisition (note 32)	-	1	6
Net remeasurement of expected credit loss allowance	29	43	28
At 31 December	140	133	153

Given the common profile of CRH’s customers, how customer credit risk is managed at appropriate Group locations, and the breadth and scale of its international operations, a disclosure of concentrations of credit risk by segment best enables users of financial statements to assess CRH’s credit risk exposure. The following table sets out the gross carrying value of trade receivables and expected credit loss allowance by segment:

	Trade receivables, gross			Expected credit loss allowance
	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m
Americas Materials	1,475	1,520	1,514	34	31	22
Europe Materials	1,403	1,379	1,337	83	78	74
Building Products (i)	830	810	1,316	23	24	57
Total Group	3,708	3,709	4,167	140	133	153

(i)	Analysis of Building Products segment by geographic location:

	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m
Americas	676	662	648	17	18	17
Europe	154	148	668	6	6	40
Total	830	810	1,316	23	24	57

Customer credit risk is managed according to established policies, procedures and controls. Customer credit quality is assessed in line with strict credit rating criteria and credit limits are established where appropriate. Outstanding customer balances are regularly monitored for evidence of customer financial difficulties including payment default, breach of contract etc. Significant balances are reviewed individually while smaller balances are grouped and assessed collectively. Receivables balances are in general unsecured and non-interest-bearing. Customer credit risk arising in the context of the Group’s receivables is not significant and the total expected credit loss allowance for impairment of trade receivables amounts to 3.8% of the Group’s gross trade receivables (2019: 3.6%). The Group considers the ageing of past due receivables a key factor in assessing credit risk. The trade receivables balances disclosed above comprise a large number of customers spread across the Group’s activities and geographies with balances classified as “not past due” representing 66% of the total gross trade receivables balance at the balance sheet date (2019: 65%).

Due to the global financial uncertainty arising from the COVID-19 pandemic, consideration has been given as to whether or not the future credit risk on trade and other receivables has been elevated for the year ended 31 December 2020. The impact of the pandemic is not considered material due to the Group’s strong record of cash generation, good working capital management practices and our assessment of the future economic outlook. There have been no other significant changes to the Group’s credit risk parameters or to the composition of the Group’s trade receivables portfolio during the financial year.

The Group applies the simplified approach to providing for expected credit losses (ECL) permitted by IFRS 9 Financial Instruments, which requires expected lifetime losses to be recognised from initial recognition of the receivables. Receivables such as those which relate to bonded government contracts and receivables which fall under credit insurance are considered lower risk and would not attract a material ECL. Considering the uncertain economic outlook for the next 12 months, our ECL allowance adequately represents the risk of default on our receivables balances.

Trade receivables are written off when there is no reasonable expectation of recovery, such as a debtor failing to engage in a repayment plan with the company. Where recoveries are made, these are recognised in the Consolidated Income Statement.

  19.  Trade and Other Receivables - continued

Aged analysis

The aged analysis of net trade receivables and amounts receivable in respect of construction contracts at the balance sheet date was as follows:

	Americas Materials	Europe Materials	Building Products	Total	Americas Materials	Europe Materials	Building Products	Total
	2020 $m	2020 $m	2020 $m	2020 $m	2019 $m	2019 $m	2019 $m	2019 $m
Not past due	956	958	523	2,437	909	969	526	2,404
Past due:
- less than 60 days	396	310	198	904	441	270	154	865
- 60 days or greater but less than 120 days	65	32	59	156	92	42	75	209
- 120 days or greater	24	20	27	71	47	20	31	98
Total trade receivables, net	1,441	1,320	807	3,568	1,489	1,301	786	3,576

Trade receivables and amounts receivable in respect of construction contracts are in general receivable within 90 days of the balance sheet date.

2020 Annual Report and Form 20-F

20.  Trade and Other Payables

	2020 $m	2019 $m
Current
Trade payables	2,164	2,473
Construction contract-related payables (i)	318	258
Deferred and contingent acquisition consideration (ii)	34	51
Accruals and other payables	2,273	2,131
Amounts payable to equity accounted investments	3	3
Total	4,792	4,916

Non-current
Other payables	381	220
Deferred and contingent acquisition consideration (ii)	330	325
Total	711	545

(i)

Construction contract-related payables include billings in excess of revenue, together with advances received from customers in respect of work to be performed under construction contracts and foreseeable losses thereon. $228 million was recognised in the Consolidated Income Statement during 2020 which was included in the contract-related payables balance at 31 December 2019. The movements in these balances during the year was as follows:

	Advances received		Billings in excess of revenue
	2020 $m	2019 $m	2020 $m	2019 $m
At 1 January	12	18	239	226
Translation adjustment	2	-	6	-
Additional contract balances recognised	29	12	254	198
Opening balances recognised as revenue	(12)	(18)	(216)	(177)
Disposals	-	-	-	(8)
At 31 December	31	12	283	239

The carrying amounts of trade payables, construction contract-related payables and other payables approximate their fair value largely due to the short-term maturities and nature of these instruments.

(ii)

The fair value of total contingent consideration is $301 million (2019: $278 million) (Level 3 in the fair value hierarchy), and deferred consideration is $63 million (2019: $98 million). On an undiscounted basis, the corresponding future payments relating to contingent consideration, for which the Group may be liable, ranges from $288 million to $444 million. This is based on a range of estimated potential outcomes of the expected payment amounts primarily dependent on underlying performance metrics as set out in the relevant agreements. The fair value of contingent consideration is arrived at through discounting the expected payment to present value. Based on a reasonable possible change in assumptions, the fair value ranges from $232 million to $359 million on a discounted basis. The movement in deferred and contingent consideration during the financial year was as follows:

	2020 $m	2019 $m
At 1 January	376	388
Translation adjustment	1	-
Arising on acquisitions and investments during year (note 32)	7	20
Changes in estimate	13	5
Disposals	-	(4)
Paid during year	(54)	(54)
Discount unwinding	21	21
At 31 December	364	376

  21. Movement in Working Capital and

  Provisions for Liabilities

	Working Capital
	Inventories $m	Trade and other receivables $m	Trade and other payables $m	Provisions for liabilities $m	Total $m
At 1 January 2020	3,080	4,587	(5,461)	(1,302)	904
Translation adjustment	71	107	(150)	(43)	(15)
Arising on acquisition (note 32)	23	47	(21)	-	49
Disposals	(14)	(37)	17	5	(29)
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 32)	-	-	(7)	-	(7)
- paid during year	-	-	54	-	54
Deferred divestment consideration:
- arising on disposals during year	-	14	-	-	14
- received during year	-	(123)	-	-	(123)
Interest accruals and discount unwinding	-	4	(24)	(21)	(41)
Reclassification	20	(11)	(22)	-	(13)
Additions to leased mineral reserves	-	-	(14)	-	(14)
(Decrease)/increase in working capital and provisions for liabilities	(63)	(177)	125	(81)	(196)
At 31 December 2020	3,117	4,411	(5,503)	(1,442)	583

The equivalent disclosure for the prior years is as follows:

At 1 January 2019	3,505	4,872	(5,817)	(1,244)	1,316
Effect of adopting IFRS 16	-	3	13	1	17
Translation adjustment	2	9	(8)	4	7
Arising on acquisition (note 32)	65	73	(82)	(7)	49
Disposals	(581)	(747)	570	-	(758)
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 32)	-	-	(20)	-	(20)
- paid during year	-	-	54	-	54
Deferred proceeds arising on disposals during year	-	302	-	-	302
Interest accruals and discount unwinding	-	(12)	(1)	(25)	(38)
Additions to leased mineral reserves	-	-	(96)	-	(96)
Increase/(decrease) in working capital and provisions for liabilities	89	87	(74)	(31)	71
At 31 December 2019	3,080	4,587	(5,461)	(1,302)	904

At 1 January 2018	3,257	4,541	(5,709)	(1,276)	813
Reclassified from held for sale	319	401	(367)	-	353
Translation adjustment	(95)	(151)	192	44	(10)
Arising on acquisition (note 32)	297	373	(265)	(96)	309
Disposals	(482)	(467)	350	4	(595)
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 32)	-	-	(127)	-	(127)
- paid during year	-	-	64	-	64
Deferred proceeds arising on disposals during year	-	12	-	-	12
Interest accruals and discount unwinding	-	(1)	(25)	(24)	(50)
Increase in working capital and provisions for liabilities	209	164	70	104	547
At 31 December 2018	3,505	4,872	(5,817)	(1,244)	1,316

2020 Annual Report and Form 20-F

22.  Leases

A. IFRS 16 Leases disclosures

Leased right-of-use assets	Land and buildings $m	Plant and machinery $m	Other $m	Total $m
At 31 December 2020
Cost	1,419	553	97	2,069
Accumulated depreciation (and impairment charges)	(268)	(211)	(40)	(519)
Net carrying amount	1,151	342	57	1,550

At 1 January 2020, net carrying amount	1,221	378	53	1,652
Translation adjustment	28	11	2	41
Transfer to owned assets	(5)	(2)	-	(7)
Additions at cost	59	82	25	166
Arising on acquisition (note 32)	12	-	-	12
Disposals at net carrying amount	(32)	(11)	(2)	(45)
Adjustment as a result of remeasurement of lease liability	9	7	3	19
Depreciation charge for year	(132)	(123)	(24)	(279)
Impairment charge for year	(9)	-	-	(9)
At 31 December 2020, net carrying amount	1,151	342	57	1,550

The equivalent disclosure for the prior year is as follows:

At 31 December 2019
Cost	1,354	508	75	1,937
Accumulated depreciation	(133)	(130)	(22)	(285)
Net carrying amount	1,221	378	53	1,652

At 1 January 2019, net carrying amount	-	-	-	-
Effect of adopting IFRS 16	1,695	486	65	2,246
Translation adjustment	(4)	2	-	(2)
Transfer from/(to) owned assets	5	(19)	-	(14)
Additions at cost	53	97	32	182
Arising on acquisition (note 32)	70	4	-	74
Disposals at net carrying amount	(430)	(52)	(17)	(499)
Adjustment as a result of remeasurement of lease liability	25	9	4	38
Depreciation charge for year (i)	(193)	(149)	(31)	(373)
At 31 December 2019, net carrying amount	1,221	378	53	1,652
(i) The depreciation charge in 2019 includes $71 million relating to discontinued operations.

  22.  Leases - continued

Lease liabilities	Land and buildings $m	Plant and machinery $m	Other $m	Total $m
At 1 January 2020	1,263	382	52	1,697
Translation adjustment	30	12	1	43
Reclassifications	(6)	5	1	-
Addition of right-of-use assets	59	82	25	166
Arising on acquisition (note 32)	12	-	-	12
Disposals	(31)	(11)	(2)	(44)
Remeasurements	9	7	3	19
Payments	(162)	(139)	(25)	(326)
Discount unwinding	54	12	2	68
At 31 December 2020	1,228	350	57	1,635

The equivalent disclosure for the prior year is as follows:

At 1 January 2019	-	-	-	-
Effect of adopting IFRS 16	1,711	487	65	2,263
Translation adjustment	(4)	2	-	(2)
Addition of right-of-use assets	53	97	32	182
Arising on acquisition (note 32)	70	1	-	71
Disposals	(431)	(51)	(17)	(499)
Remeasurements	25	9	4	38
Payments	(222)	(177)	(34)	(433)
Discount unwinding (ii)	61	14	2	77
At 31 December 2019	1,263	382	52	1,697

(ii)	Discount unwinding in 2019 includes $8 million relating to discontinued operations.

The table below shows a maturity analysis of the discounted and undiscounted lease liability arising from the Group’s leasing activities. The projections are based on the foreign exchange rates applying at the end of the relevant financial year and on interest rates (discounted projections only) applicable to the lease portfolio.

	As at 31 December 2020		As at 31 December 2019
	Discounted $m	Undiscounted $m	Discounted $m	Undiscounted $m
Within one year	296	301	304	309
Between one and two years	241	255	245	259
Between two and three years	189	208	196	217
Between three and four years	154	177	153	177
Between four and five years	125	150	126	152
After five years	630	1,085	673	1,175
Total	1,635	2,176	1,697	2,289

2020 Annual Report and Form 20-F

The Group avails of the exemption from capitalising lease costs for short-term leases and low-value assets where the relevant criteria are met. Variable lease payments directly linked to sales or usage are also expensed as incurred. The following lease costs have been charged to the Consolidated Income Statement as incurred:

Continuing operations	2020 $m	2019 $m
Short-term leases	210	191
Lease of low-value assets	7	8
Variable lease payments not included in the lease liability	86	101
Total	303	300

Total cash outflow for lease payments	629	733

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

	As at 31 December 2020 $m	As at 31 December 2019 $m
Within one year	2	2
Between one and two years	5	3
Between two and three years	9	4
Between three and four years	9	7
Between four and five years	10	8
After five years	576	544
Total	611	568

Income from subleasing and gains/losses on sale and leaseback transactions were not material for the Group.

B. IAS 17 Leases disclosures

Operating lease rentals charged to the Consolidated Income Statement for the year ended 31 December 2018 under IAS 17 was as follows:

2018 $m
Continuing operations
Hire of plant and machinery	363
Land and buildings	206
Other operating leases	60
Total	629

23.  Analysis of Net Debt

Components of net debt

Net debt comprises cash and cash equivalents, interest-bearing loans and borrowings, lease liabilities under IFRS 16 and derivative financial instrument assets and liabilities; it enables investors to see the economic effects of these in total (see note 24 for details of the capital and risk management policies employed by the Group). Net debt is commonly used in computations such as net debt as a % of total equity and net debt as a % of market capitalisation.

	As at 31 December 2020		As at 31 December 2019*
	Fair value $m	Book value $m	Fair value $m	Book value $m
Cash and cash equivalents (note 25)	7,721	7,721	9,918	9,918
Interest-bearing loans and borrowings (note 26)**	(13,407)	(12,215)	(16,454)	(15,827)
Lease liabilities under IFRS 16 (note 22) (i)	(1,635)	(1,635)	(1,697)	(1,697)
Derivative financial instruments (net) (note 27)	188	188	74	74
Group net debt	(7,133)	(5,941)	(8,159)	(7,532)

Reconciliation of opening to closing net debt	2020 $m	2019 $m	2018 $m
At 1 January	(7,532)	(7,998)	(6,953)
Movement in year
Increase in interest-bearing loans and borrowings (ii)	(6,427)	(106)	(1,587)
Repayment of interest-bearing loans, borrowings and finance leases (iii) (iv)	4,943	640	291
Debt, including lease liabilities, in acquired companies (note 32)	(12)	(81)	(87)
Debt, including lease liabilities, in disposed companies	12	463	-
Effect of adopting IFRS 16	-	(2,237)	-
Net increase in lease liabilities under IFRS 16 (i)	(153)	(184)	-
Repayment of lease liabilities under IFRS 16 (i)	258	356	-
Net cash flow arising from derivative financial instruments	(26)	40	(8)
Mark-to-market adjustment	22	28	3
Translation adjustment on financing activities	(529)	15	217
Increase in liabilities from financing activities	(1,912)	(1,066)	(1,171)
Translation adjustment on cash and cash equivalents	338	(20)	(122)
Increase in cash and cash equivalents per Consolidated Statement of Cash Flows	3,165	1,552	248
At 31 December	(5,941)	(7,532)	(7,998)

Notes (i) to (iv) are set out overleaf.

*  As disclosed in the Accounting Policies on page 137, cash and cash equivalents and interest-bearing loans and borrowings have been restated to meet the presentation requirements of IAS 32. The comparative information for the year ended 31 December 2019 has increased cash and cash equivalents from $4.2 billion to $9.9 billion (2018: $2.7 billion to $9.2 billion) and interest-bearing loans and borrowings (note 26) from $10.1 billion to $15.8 billion (2018: $10.7 billion to $17.2 billion). This has no impact on Group net debt.

**Interest-bearing loans and borrowings are Level 2 instruments in which their fair value are derived from quoted market prices.

2020 Annual Report and Form 20-F

The following table shows the effective interest rates on period-end fixed, gross and net debt:

	As at 31 December 2020			As at 31 December 2019
	$m	Interest rate	Weighted average fixed period Years	$m	Interest rate	Weighted average fixed period Years
Interest-bearing loans and borrowings nominal - fixed rate (v)	(11,822)			(9,821)
Derivative financial instruments - fixed rate	1,835			1,796
Net fixed rate debt including derivatives	(9,987)	2.9%	8.4	(8,025)	3.4%	9.2
Interest-bearing loans and borrowings nominal - floating rate (vi)	(184)			(5,879)
Cumulative fair value hedge adjustment (v)	(209)			(127)
Derivative financial instruments - currency floating rate	(1,647)			(1,722)
Gross debt including derivative financial instruments, excluding lease liabilities	(12,027)	2.7%		(15,753)	3.3%
Lease liabilities - fixed rate	(1,635)			(1,697)
Gross debt including derivative financial instruments, including lease liabilities	(13,662)			(17,450)
Cash and cash equivalents - floating rate (note 25)	7,721			9,918
Group net debt	(5,941)			(7,532)

(i)	All leases capitalised under IFRS 16 have been included as lease liabilities in 2020 and 2019.

(ii)

In April 2020, the Group successfully issued a total of €2.0 billion ($2.3 billion) in euro denominated bonds. In April 2020, as a liquidity precaution against the evolving COVID-19 pandemic, the €3.5 billion ($4.0 billion) revolving credit facility was drawn down in full.

(iii)

In July 2020, the Group exercised a par-call option to repay a €0.75 billion ($0.9 billion) bond. The €3.5 billion ($4.0 billion) revolving credit facility was fully repaid in the second half of the year.

(iv)	Interest-bearing loans and borrowings in 2018 include finance leases previously capitalised under IAS 17.

(v)	Of the Group’s nominal fixed rate debt at 31 December 2020, $1,835 million (2019: $1,796 million) is hedged to a mix of USD LIBOR and EURIBOR floating rates using interest rate swaps.

(vi)	Floating rate debt comprises bank borrowings bearing interest at rates set in advance for periods ranging from overnight to less than one year largely by reference to inter-bank interest rates.

  23.  Analysis of Net Debt - continued

Currency profile

The currency profile of the Group’s net debt and net worth (capital and reserves attributable to the Company’s equity holders) as at 31 December 2020 and 31 December 2019 is as follows:

	US Dollar $m	euro $m	Pound Sterling $m	Canadian Dollar $m	Philippine Peso $m	Polish Zloty $m	Swiss Franc $m	Other (i) $m	Total $m
Cash and cash equivalents (note 25)	1,886	4,586	319	319	62	149	125	275	7,721
Interest-bearing loans and borrowings (note 26)	(5,134)	(5,589)	(543)	(6)	(546)	-	(374)	(23)	(12,215)
Lease liabilities under IFRS 16 (note 22)	(797)	(282)	(247)	(156)	(10)	(31)	(54)	(58)	(1,635)
Derivative financial instruments (net) (note 27)	937	736	(344)	(774)	(25)	(111)	-	(231)	188
Net debt by major currency including derivative financial instruments	(3,108)	(549)	(815)	(617)	(519)	7	(303)	(37)	(5,941)

Non-debt assets and liabilities analysed as follows:
Non-current assets	16,199	4,614	2,598	1,905	1,759	368	553	1,787	29,783
Current assets	3,586	1,465	871	519	171	155	85	387	7,239
Non-current liabilities	(3,094)	(678)	(391)	(229)	(177)	(22)	(145)	(97)	(4,833)
Current liabilities	(2,160)	(1,654)	(980)	(338)	(165)	(175)	(91)	(337)	(5,900)
Non-controlling interests	(103)	(54)	-	-	(501)	-	(8)	(26)	(692)
Capital and reserves attributable to the Company’s equity holders	11,320	3,144	1,283	1,240	568	333	91	1,677	19,656

The equivalent disclosure for the prior year is as follows:

Cash and cash equivalents (note 25)	1,512	6,894	422	235	39	231	270	315	9,918
Interest-bearing loans and borrowings (note 26)	(5,535)	(8,443)	(682)	(49)	(493)	(113)	(422)	(90)	(15,827)
Lease liabilities under IFRS 16 (note 22)	(845)	(286)	(251)	(170)	(13)	(30)	(53)	(49)	(1,697)
Derivative financial instruments (net) (note 27)	104	1,615	(439)	(759)	(42)	(168)	-	(237)	74
Net debt by major currency including derivative financial instruments	(4,764)	(220)	(950)	(743)	(509)	(80)	(205)	(61)	(7,532)

Non-debt assets and liabilities analysed as follows:
Non-current assets	16,110	4,765	3,127	1,956	1,693	372	516	1,730	30,269
Current assets	3,724	1,411	885	561	169	155	80	348	7,333
Non-current liabilities	(2,715)	(755)	(353)	(231)	(169)	(21)	(136)	(126)	(4,506)
Current liabilities	(2,241)	(1,620)	(941)	(360)	(206)	(165)	(87)	(309)	(5,929)
Non-controlling interests	(56)	(54)	-	-	(465)	-	(7)	(25)	(607)
Capital and reserves attributable to the Company’s equity holders	10,058	3,527	1,768	1,183	513	261	161	1,557	19,028

(i)	The principal currencies included in this category are the Chinese Renminbi, the Romanian Leu, the Indian Rupee, the Ukrainian Hryvnia and the Serbian Dinar.

2020 Annual Report and Form 20-F

Liquidity and capital resources
The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position:

	2020 $m	2019 $m	2018 $m
Net cash inflow from operating activities	3,938	3,881	2,246
Net cash (outflow)/inflow from investing activities	(1,060)	217	(1,772)
Net cash inflow/(outflow) from financing activities	287	(2,546)	(226)
Increase in cash and cash equivalents	3,165	1,552	248
Cash and cash equivalents at beginning of year (note 25)	4,218	2,686	2,560
Effect of exchange rate changes	338	(20)	(122)
Cash and cash equivalents at end of year per Consolidated Statement of Cash Flows (note 25)	7,721	4,218	2,686
Lease liabilities under IFRS 16	(1,635)	(1,697)	-
Bank overdrafts (excluding those in notional cash pooling arrangements)	(120)	(46)	(129)
Borrowings	(12,095)	(10,081)	(10,538)
Derivative financial instruments	188	74	(17)
Total liabilities from financing activities	(13,662)	(11,750)	(10,684)
Net debt at end of year	(5,941)	(7,532)	(7,998)

The Group believes that its financial resources (operating cash together with cash and cash equivalents of $7.7 billion and undrawn committed loan facilities of $4.4 billion) is sufficient to cover the Group’s cash requirements.

At 31 December 2020, US Dollar and euro denominated cash and cash equivalents represented 24% (2019: 15%) and 59% (2019: 70%) of total cash and cash equivalents respectively.

Significant borrowings

The main sources of Group debt funding are public bond markets in Europe and North America. The following external bonds were outstanding as at 31 December 2020:

	Annual coupons	Outstanding (millions)	Final maturity	Hedged to floating rate (millions)
US Dollar bonds	5.750%	$400	2021	-
euro bonds	1.750%	€600	2021	-
Swiss Franc bonds	1.375%	CHF330	2022	-
euro bonds	3.125%	€750	2023	€375
euro bonds	0.875%	€500	2023	-
euro bonds	1.875%	€600	2024	-
US Dollar bonds	3.875%	$1,250	2025	$875
euro bonds	1.250%	€750	2026	-
US Dollar bonds	3.400%	$600	2027	-
US Dollar bonds	3.950%	$900	2028	$500
euro bonds	1.375%	€600	2028	-
Pound Sterling bonds	4.125%	£400	2029	-
euro bonds	1.625%	€750	2030	-
US Dollar bonds (i)	6.400%	$213	2033	-
US Dollar bonds	5.125%	$500	2045	-
US Dollar bonds	4.400%	$400	2047	-
US Dollar bonds	4.500%	$600	2048	-

(i)

The $300 million bond was issued in September 2003, and at the time of issuance the bond was partially swapped to floating interest rates. In August 2009 and December 2010, $87.445 million of the issued notes were acquired by CRH plc as part of liability management exercises undertaken and the interest rate hedge was closed out. At 31 December 2020, the remaining fair value hedge adjustment on the hedged item on the Consolidated Balance Sheet was $38 million (2019: $42 million).

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

The capital structure of the Group, which comprises net debt and capital and reserves attributable to the Company’s equity holders, may be summarised as follows:

	2020 $m	2019 $m
Capital and reserves attributable to the Company’s equity holders	19,656	19,028
Net debt	5,941	7,532
Capital and net debt	25,597	26,560

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

Dividend cover for the year ended 31 December 2020 amounted to 1.2x (2019: 2.3x; on a continuing basis 2.2x).

No changes were made in the objectives or policies during 2020.

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

The London Interbank Offered Rate (LIBOR) and other benchmark interest rates are expected to be replaced by alternative risk-free rates by the end of 2021 as part of inter-bank offer rate (IBOR) reform.

The Group’s existing USD LIBOR linked contracts (see note 23) do not include adequate and robust fallback provisions for a cessation of the referenced benchmark interest rate. Regulatory authorities and private sector working groups have been discussing alternative benchmark rates for IBOR. The Group has been closely monitoring the market and the output from these working parties who are managing the transition to these new benchmark interest rates. It is currently anticipated that IBOR rates will be replaced with backward looking risk-free rates based on actual transactions.

The Group has assumed that uncertainty arising from the interest rate benchmark reform will not end until the Group’s contracts that reference IBORs are amended to specify the date on which the interest rate benchmark will be replaced.

The Group is working to prepare and deliver on an action plan, encompassing treasury, legal, accounting and IT functions, to enable a smooth transition to the alternative benchmark rates. At present, it is not anticipated that these changes will impact the Group’s financing or interest rate hedging strategies, nor would they have a material financial impact.

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

These swaps are designated under IFRS 9 to hedge underlying debt obligations and qualify for hedge accounting treatment. Undesignated financial instruments are termed “not designated as hedges” in the analysis of derivative financial instruments presented in note 27.

The Group applies hedge accounting where there is an economic relationship between the hedged item and the hedging instrument. The existence of an economic relationship is determined initially by comparing the critical terms of the hedging instrument and those of the hedged item and it is prospectively assessed using linear regression analysis. The Group issues fixed rate debt and may enter into interest rate swaps with critical terms that match those of the debt and on a 1:1 hedge ratio basis. The hedge ratio is determined by comparing the notional amount of the derivative with the notional amount of the debt. The hedge relationship is designated for the full term and notional value of the debt.

The following table demonstrates the impact on profit before tax and total equity of a range of possible changes in the interest rates applicable to net floating rate borrowings, with all other variables held constant. These impacts are calculated based on the closing balance sheet for the relevant period and assume that all floating interest rates and interest curves change by the same amount. For profit before tax, the impact shown is the impact on closing balance sheet floating rate net debt for a full year while for total equity the impact shown is the impact on the value of financial instruments.

Percentage change in cost of borrowings (i)		+/-1%
Impact on profit before tax	2020	+/- $59m
	2019	+/-$23m
	2018	+/-$5m

Impact on total equity	2020	-/+ $3m
	2019	-/+ $3m
	2018	-/+ $8m

(i)	Sensitivity analysis for cost of borrowing has been presented for continuing operations only.

2020 Annual Report and Form 20-F

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

Given the Group’s presence in 30 countries worldwide, the principal foreign exchange risk arises from fluctuations in the US Dollar value of the Group’s net investment in a wide basket of currencies other than the US Dollar; such changes are reported separately within the Consolidated Statement of Comprehensive Income. A currency profile of the Group’s net debt and net worth is presented in note 23. The Group’s established policy is to spread its net worth across the currencies of its various operations with the objective of limiting its exposure to individual currencies and thus promoting consistency with the geographical balance of its operations. In order to achieve this objective, the Group manages its borrowings, where practicable and cost effective, to hedge a portion of its foreign currency assets. Hedging is done using currency borrowings in the same currency as the assets being hedged or through the use of other hedging methods such as currency swaps.

The Group’s foreign exchange hedging strategy and activity is based on the assumption that changes in international economic factors are reflected in current foreign exchange rates and impacts the translation of the Group’s non-US Dollar net assets. The economic relationship, being the translation impact of the Group’s net investment in non-US Dollar subsidiaries (hedge item) is hedged against a foreign currency swap (hedge instrument) to counterbalance movements in foreign currency rates. The Group identifies certain portions of foreign currency net investments where foreign currency translation movements can be mitigated through the use of currency swaps in the same currency pairing. A hedge ratio of 1:1 is established. As at 31 December 2020, the notional amount of hedged net investments was $1,028 million (2019: $1,055 million). The fair value movements of the hedge instruments are inverse to the impact of the translation of the hedged net assets because the critical terms match. This reduces the Group’s exposure to fluctuations on the translation of the Group’s subsidiaries with a non-US Dollar functional currency into US Dollar. Potential sources of ineffectiveness are changes in the interest rate differential of the hedged currency pair, recorded through the Consolidated Income Statement. Past trends indicate that the economic relationship described will continue for the foreseeable future.

The fair values and maturity analysis of the hedge instruments are set out in note 27.

The following table demonstrates the sensitivity of profit before tax and equity to selected movements in the relevant US Dollar/euro exchange rate (with all other variables held constant); the euro has been selected as the appropriate currency for this analysis given the materiality of the Group’s activities in euro. The impact on profit before tax is based on changing the US Dollar/euro exchange rate used in calculating profit before tax for the period. The impact on total equity and financial instruments is calculated by changing the US Dollar/euro exchange rate used in measuring the closing balance sheet.

Percentage change in relevant $/€ exchange rate (i)		+/- 5%
Impact on profit before tax	2020	-/+ $19m
	2019	+/- $4m
	2018	-/+ $10m

Impact on total equity*	2020	+/-$157m
	2019	+/- $177m
	2018	+/- $183m

* Includes the impact on financial instruments which is as follows:	2020	-/+ $27m
	2019	-/+ $11m
	2018	-/+ $53m

(i)	Sensitivity analysis for exchange rates has been presented for continuing operations only.

Financial instruments include deposits, money market funds, commercial papers, bank loans, medium-term notes and other fixed term debt, interest rate swaps, commodity swaps and foreign exchange contracts. They exclude trade receivables and trade payables on the basis that they are denominated in the currency of the underlying operations. The Group minimises the impact of movements in foreign exchange rates on the Group’s income statement through matching where possible, foreign currency monetary assets and liabilities or the use of derivative contracts.

Credit/counterparty risk

In addition to cash at bank and in hand, the Group holds significant cash balances which are invested on a short-term basis and are classified as cash equivalents (see note 25). These deposits, investments and other financial instruments (principally certain derivatives and loans and receivables included within financial assets) give rise to credit risk on amounts due from counterparty financial institutions (stemming from their insolvency or a downgrade in their credit ratings). Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty primarily depending on its credit rating and by regular review of these ratings and internal treasury policies. Acceptable credit ratings for deposits and other financial instruments are higher investment-grade ratings – in general, counterparties have ratings of A3/A-/A- or higher from at least two of Moody’s/Standard & Poor’s/Fitch ratings agencies. The maximum exposure arising in the event of default on the part of the counterparty (including insolvency) is the carrying value of the relevant financial instrument. Money market liquidity funds are managed by external third-party fund managers to maintain Aaa/AAA long-term ratings and P1/A1 short-term ratings from Moody’s/Standard & Poor’s. The Group limits its investment in each fund to a prescribed maximum amount or 5% of the fund’s assets under management, whichever is the lower. The Group has two managed investment funds that hold fixed income euro securities with an average credit quality of Aaa/AAA. As at 31 December 2020, 88% of cash and cash equivalents was held with higher investment grade bank counterparties, and 12% with the money market funds.

Credit risk arising in the context of the Group’s operations is not significant with the total loss allowance at the balance sheet date amounting to 3.8% of gross trade receivables (2019: 3.6%). Information in relation to the Group’s credit risk management of trade receivables is provided in note 19. Amounts receivable from related parties (notes 19 and 34) are immaterial. Factoring arrangements and supplier financing arrangements are employed in certain of the Group’s operations where deemed to be of benefit by operational management and are deemed immaterial.

In its worldwide insurance programme, the Group carries appropriate levels of insurance for typical business risks (including product liability) with various leading insurance companies. However, in the event of the failure of one or more of its insurance counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible.

Liquidity risk

The principal liquidity risks faced by the Group stem from the maturation of debt obligations and derivative transactions. A downgrade of CRH’s credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group’s ability to raise funds on acceptable terms. The Group’s corporate treasury function ensures that sufficient resources are available to meet such liabilities as they fall due through a combination of cash and cash equivalents, cash flows and undrawn committed bank facilities. Flexibility in funding sources is achieved through a variety of means including (i) maintaining cash and cash equivalents only with a diverse group of highly-rated counterparties; (ii) limiting the annual maturity of such balances; (iii) borrowing the bulk of the

183

24.  Capital and Financial Risk Management - continued

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

The Group’s €1.5 billion Euro Commercial Paper Programme and $2.0 billion US Dollar Commercial

Paper Programme means we have framework programmes in the money markets in place that allow the Group to issue in the relevant markets within a short period of time.

Commodity price risk

The principal commodity price risks are identified in a variety of highly probable and active commodity contracts where a significant part of the price to be paid relies on a reference to specific floating price indices (usually US Dollar) for a specific period. Programmes are in place to hedge the quantities and qualities of commodity products, including fuel oil and related products, electricity and carbon credits. The aim of the programmes is to neutralise the variability in the

Consolidated Income Statement as a result of changes in associated commodity indices over a timeframe of approximately five years (2019: five years). A hedge ratio of 1:1 is established. Fixed price swap contracts in the entity’s operating currency are used to hedge the same specific floating index risk and currency risk where it is determined that those risks are better managed at a fixed price rather than being exposed to uncontrollable price fluctuations due to the floating price index element of the contract. Sources of ineffectiveness can relate to timing of cash flows and counterparty credit risk adjustments. The derivative contracts qualify for cash flow hedge accounting under IFRS 9 and the fair values by maturity are set out in note 27.

The notional and fair values in respect of derivative contracts as at 31 December 2020 and 31 December 2019 were as follows:

Profile of commodity products

	As at 31 December 2020		As at 31 December 2019
	Notional value $m	Fair value $m	Notional value $m	Fair value $m
Commodity contracts	85	-	118	-
Derivative liability	-	(2)	-	-

2020 Annual Report and Form 20-F

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

	Within 1 year $m	Between 1 and 2 years $m	Between 2 and 3 years $m	Between 3 and 4 years $m	Between 4 and 5 years $m	After 5 years $m	Total $m
At 31 December 2020

Financial liabilities - cash outflows

Trade and other payables	4,797	171	49	209	181	371	5,778

Lease liabilities under IFRS 16	301	255	208	177	150	1,085	2,176

Other interest-bearing loans and borrowings	1,270	479	1,538	741	1,255	6,805	12,088

Interest payments on other interest-bearing loans and borrowings (i)	345	328	296	272	246	1,952	3,439

Cross-currency swaps - gross cash outflows	2,345	-	-	-	-	-	2,345

Other derivative financial instruments	5	1	-	-	-	-	6
Gross projected cash outflows	9,063	1,234	2,091	1,399	1,832	10,213	25,832

Derivative financial instruments - cash inflows

Interest rate swaps - net cash inflows (ii)	(40)	(40)	(33)	(30)	(22)	(32)	(197)

Cross-currency swaps - gross cash inflows	(2,350)	-	-	-	-	-	(2,350)

Other derivative financial instruments	(4)	(1)	-	-	-	-	(5)
Gross projected cash inflows	(2,394)	(41)	(33)	(30)	(22)	(32)	(2,552)

The equivalent disclosure for the prior year is as follows:

At 31 December 2019

Financial liabilities - cash outflows

Trade and other payables	4,916	156	45	27	186	238	5,568

Lease liabilities under IFRS 16	309	259	217	177	152	1,175	2,289

Other interest-bearing loans and borrowings	6,626	1,081	440	847	677	6,099	15,770

Interest payments on other interest-bearing loans and borrowings (i)	345	309	290	262	255	2,085	3,546

Cross-currency swaps - gross cash outflows	1,814	14	-	-	-	-	1,828

Other derivative financial instruments	4	1	-	-	-	-	5
Gross projected cash outflows	14,014	1,820	992	1,313	1,270	9,597	29,006

Derivative financial instruments - cash inflows

Interest rate swaps - net cash inflows (ii)	(15)	(15)	(15)	(8)	(6)	(14)	(73)

Cross-currency swaps - gross cash inflows	(1,802)	(14)	-	-	-	-	(1,816)

Other derivative financial instruments	(4)	(1)	-	-	-	-	(5)
Gross projected cash inflows	(1,821)	(30)	(15)	(8)	(6)	(14)	(1,894)

(i)

At 31 December 2020 and 31 December 2019, a portion of the Group’s long-term debt carried variable interest rates. The Group uses the interest rates in effect on 31 December to calculate the interest payments on the long-term debt for the periods indicated.

(ii)

The Group uses interest rate swaps to help manage its interest cost. Under these contracts the Group has agreed to exchange at predetermined intervals, the net difference between fixed and variable interest amounts calculated by reference to a pre-agreed notional principal. The Group uses the interest rates in effect on 31 December to calculate the net interest receipts or payments on these contracts.

185

25.  Cash and Cash Equivalents

Cash and cash equivalents balances are spread across a wide number of highly-rated financial institutions. The credit risk attaching to these items is documented in note 24.

Cash and cash equivalents are included in the Consolidated Balance Sheet at amortised cost and are analysed as follows:

	2020 $m	2019 $m
Cash at bank and in hand	1,482	6,829

Investments (short-term deposits)	6,239	3,089
Total	7,721	9,918

As disclosed in the Accounting Policies on page 137, cash and cash equivalents and interest-bearing loans and borrowings have been restated to meet the presentation requirements of IAS 32. The comparative information for the year ended 31 December 2019 has increased cash and cash equivalents from $4.2 billion to $9.9 billion (2018: $2.7 billion to $9.2 billion) and interest-bearing loans and borrowings (note 26) from $10.1 billion to $15.8 billion (2018: $10.7 billion to $17.2 billion). At 31 December 2020, the Group’s notional cash pool balances were net settled and accordingly net presentation of the balances at 31 December 2020 is appropriate.

Cash at bank earns interest at floating rates based on daily deposit bank rates. Short-term deposits, which include bank and money market deposits, are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, earning interest at the respective short-term deposit rates.

Money market deposits are held at fair value through profit and loss and are Level 1 instruments. The fair values of money market deposits are calculated by multiplying the net asset value per share by the investment held at the balance sheet date.

For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents and bank overdrafts in notional cash pooling arrangements are presented net as follows:

	2020 $m	2019 $m

Cash and cash equivalents	7,721	9,918

Bank overdrafts - notional cash pooling arrangements (note 26)	-	(5,700)
Total	7,721	4,218

26.  Interest-bearing Loans and Borrowings

	2020 $m	2019 $m
Bank overdrafts (i)	120	5,746

Bank loans	541	523

Bonds	11,554	9,557

Other	-	1
Interest-bearing loans and borrowings	12,215	15,827

Interest-bearing loans and borrowings include loans of $nil million (2019: $1 million) secured on specific items of property, plant and equipment.

Maturity profile of loans and borrowings and undrawn committed facilities

	As at 31 December 2020		As at 31 December 2019
	Loans and borrowings $m	Undrawn committed facilities $m	Loans and borrowings $m	Undrawn committed facilities $m
Within one year (i)	1,257	10	6,616	-

Between one and two years	467	5	1,074	13

Between two and three years	1,552	61	432	5

Between three and four years	733	-	867	57

Between four and five years	1,320	4,294	672	3,932

After five years	6,886	-	6,166	48
Total	12,215	4,370	15,827	4,055

(i)

As disclosed in the Accounting Policies on page 137, cash and cash equivalents and interest-bearing loans and borrowings have been restated to meet the presentation requirements of IAS 32. The comparative information for the year ended 31 December 2019 has increased cash and cash equivalents from $4.2 billion to $9.9 billion (2018: $2.7 billion to $9.2 billion) and interest-bearing loans and borrowings from $10.1 billion to $15.8 billion (2018: $10.7 billion to $17.2 billion).

2020 Annual Report and Form 20-F

The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities figures shown in the table on page 186 represent the facilities available to be drawn by the Group at 31 December 2020.

The Group successfully carried out an amendment of its €3.5 billion revolving credit facility in March 2020 whereby the Group extended the maturity date of the facility for a further year to 2025.

In April 2020, the Group successfully issued a total of €2 billion in euro denominated bonds at a weighted average maturity of 7 years and with a weighted average interest rate of 1.35%. In July 2020, the Group exercised a par-call option to repay a €0.75 billion bond originally due to mature in October 2020.

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: $11.6 billion in respect of loans and borrowings, bank advances and derivative obligations (2019: $9.6 billion) and $0.4 billion in respect of letters of credit (2019: $0.4 billion).

Any Irish registered wholly-owned subsidiary of the Company may avail of the exemption from filing its statutory financial statements for the year ended 31 December 2020 as permitted by section 357 of the Companies Act 2014 and if an Irish registered wholly-owned subsidiary of the Company elects to avail of this exemption, there will be in force an irrevocable guarantee from the Company in respect of all commitments entered into by such wholly-owned subsidiary, including amounts shown as liabilities (within the meaning of section 357 (1) (b) of the Companies Act 2014) in such wholly-owned subsidiary’s statutory financial statements for the year ended 31 December 2020.

27.  Derivative Financial Instruments

The fair values of derivative financial instruments are analysed by year of maturity and by accounting designation as follows:

	Fair value hedges $m	Cash flow hedges $m	Net investment hedges $m	Not designated as hedges $m	Total $m
At 31 December 2020

Derivative assets

Within one year - current assets	-	7	8	2	17

Between one and two years	-	1	-	-	1

Between two and three years	32	-	-	-	32

Between four and five years	74	-	-	-	74

After five years	77	-	-	-	77
Non-current assets	183	1	-	-	184

Total derivative assets	183	8	8	2	201

Derivative liabilities

Within one year - current liabilities	-	(6)	(2)	(4)	(12)

Between one and two years - non-current liabilities	-	(1)	-	-	(1)

Total derivative liabilities	-	(7)	(2)	(4)	(13)

Net asset/(liability) arising on derivative financial instruments	183	1	6	(2)	188

The equivalent disclosure for the prior year is as follows:

At 31 December 2019

Derivative assets

Within one year - current assets	-	3	3	1	7

Between one and two years	-	1	-	-	1

Between three and four years	26	-	-	-	26

After five years	58	-	-	-	58
Non-current assets	84	1	-	-	85

Total derivative assets	84	4	3	1	92

Derivative liabilities

Within one year - current liabilities	-	(9)	(4)	(4)	(17)

Between one and two years - non-current liabilities	-	(1)	-	-	(1)

Total derivative liabilities	-	(10)	(4)	(4)	(18)

Net asset/(liability) arising on derivative financial instruments	84	(6)	(1)	(3)	74

187

 27.  Derivative Financial Instruments - continued

At 31 December 2020 and 2019, the Group had no master netting or similar arrangements, no collateral posting requirements, or enforceable right of set-off agreements with any of its derivative counterparts.

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

The profit/(loss) arising on fair value hedges, cash flow hedges, and related hedged items reflected in the Consolidated Income Statement is shown below:

	2020 $m	2019 $m	2018 $m
Fair value hedges and related hedged items

Movement in cumulative fair value of the hedge adjustment of hedge instruments	97	72	(15)

Movement in cumulative fair value of the hedge adjustment of hedged items	(83)	(71)	13

Components of other comprehensive income - cash flow hedges

Gains/(losses) arising during the year:

- commodity forwards	(2)	30	(44)

- currency forwards	9	(3)	(3)

Total	7	27	(47)

Fair value hierarchy	2020 Level 2 $m	2019 Level 2 $m
Assets measured at fair value

Fair value hedges - interest rate swaps	183	84

Cash flow hedges - currency and commodity forwards	8	4

Net investment hedges - currency swaps	8	3

Not designated as hedges (held for trading) - currency swaps and forwards	2	1
Total	201	92

Liabilities measured at fair value

Cash flow hedges - currency and commodity forwards	(7)	(10)

Net investment hedges - currency swaps	(2)	(4)

Not designated as hedges (held for trading) - currency swaps and forwards	(4)	(4)
Total	(13)	(18)

At 31 December 2020 and 2019 there were no derivatives valued using Level 1 or Level 3 fair value techniques.

2020 Annual Report and Form 20-F

28.  Provisions for Liabilities

	At 1 January $m	Effect of adopting IFRS 16 $m	Translation adjustment $m	Arising on acquisition (note 32) $m	Provided during year $m	Utilised during year $m	Disposed during year $m	Reversed unused $m	Discount unwinding $m	At 31 December $m
31 December 2020

Insurance (i)	330	-	4	-	162	(119)	-	(34)	6	349

Environment and remediation (ii)	585	-	23	-	103	(15)	(5)	(19)	12	684

Rationalisation and redundancy (iii)	17	-	2	-	111	(77)	-	(5)	-	48

Other (iv)	370	-	14	-	125	(59)	-	(92)	3	361
Total	1,302	-	43	-	501	(270)	(5)	(150)	21	1,442

Analysed as:

Non-current liabilities	854									953

Current liabilities	448									489
Total	1,302									1,442

The equivalent disclosure for the prior year is as follows:

31 December 2019

Insurance (i)	319	-	(1)	-	128	(98)	-	(27)	9	330

Environment and remediation (ii)	554	-	4	7	45	(29)	-	(9)	13	585

Rationalisation and redundancy (iii)	27	-	-	-	32	(39)	-	(3)	-	17

Other (iv)	344	(1)	(7)	-	121	(39)	-	(51)	3	370
Total	1,244	(1)	(4)	7	326	(205)	-	(90)	25	1,302

Analysed as:

Non-current liabilities	823									854

Current liabilities	421									448
Total	1,244									1,302

(i)

This provision relates to obligations arising under the self-insurance components of the Group’s insurance arrangements which comprise employers’ liability (workers’ compensation in the US), public and products liability (general liability in the US), automobile liability, property damage, business interruption and various other insurances; a substantial proportion of the total provision pertains to claims which are classified as “incurred but not reported”. Due to the extended timeframe associated with many of the insurances, a significant proportion of the total provision is subject to periodic actuarial valuation. The projected cash flows underlying the discounting process are established through the application of actuarial triangulations, which are extrapolated from historical claims experience. The triangulations applied in the discounting process indicate that the Group’s insurance provisions have an average life of four years (2019: five years).

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

(iii)

These provisions relate to irrevocable commitments under various rationalisation and redundancy programmes, none of which are individually material to the Group. In 2020, $111 million (2019: $32 million; 2018: $36 million) was provided in respect of rationalisation and redundancy activities as a consequence of undertaking various cost reduction initiatives across all operations including initiatives related to the Group’s response to the COVID-19 pandemic. These initiatives included removing excess capacity from manufacturing and distribution networks and scaling operations to match supply and demand. The Group expects that these provisions will primarily be utilised within one to two years of the balance sheet date (2019: one to two years).

(iv)

Other provisions primarily relate to legal claims and also include onerous contracts, guarantees and warranties and employee related provisions. The Group expects the majority of these provisions will be utilised within one to five years of the balance sheet date (2019: two to five years); however due to the nature of the legal provisions there is a level of uncertainty in the timing of settlement as the Group generally cannot determine the extent and duration of the legal process.

189

  29.  Deferred Income Tax

The deductible and taxable temporary differences in respect of which deferred tax has been recognised are as follows:

	2020 $m	2019 $m
Reported in balance sheet after offset

Deferred tax liabilities	2,613	2,627

Deferred tax assets	(129)	(76)
Net deferred income tax liability	2,484	2,551

Deferred income tax assets (deductible temporary differences)

Deficits on Group retirement benefit obligations (note 30)	128	102

Revaluation of derivative financial instruments to fair value	8	8

Tax loss carryforwards (primarily income tax losses)	176	170

Share-based payment expense	41	36

Provisions for liabilities and working capital-related items	402	288

Lease liabilities	330	318

Other deductible temporary differences	59	28
Total	1,144	950

Deferred income tax assets have been recognised in respect of all deductible temporary differences, with the exception of some tax loss carryforwards. The amount of tax losses where recovery is not probable and is therefore not recognised in the Consolidated Balance Sheet is $1.4 billion (2019: $1.7 billion). The vast majority either do not expire based on current tax legislation or they expire post 2025 (2019: 2024). Of the losses not recognised in the Consolidated Balance Sheet, $0.1 billion (2019: $0.2 billion) expire within five years, $0.3 billion (2019: $0.2 billion) expire post five years and the remainder of the losses do not expire.

Deferred income tax liabilities (taxable temporary differences)

Taxable temporary differences principally attributable to accelerated tax depreciation and fair value adjustments arising on acquisition (i)	3,123	3,003

Leased right-of-use assets	315	307

Investment in subsidiaries	161	164

Revaluation of derivative financial instruments to fair value	12	12

Rolled-over capital gains	17	15
Total	3,628	3,501

Investments in subsidiaries

The aggregate temporary differences in relation to investments in subsidiaries for which deferred tax liabilities have not been recognised is $10.9 billion (2019: $9.3 billion) given the Group is in a position to control the timing of reversal and management’s intention not to unwind these temporary differences. Participation exemptions and tax credits are available in the majority of jurisdictions in which the Group operates. A deferred tax liability has been recognised in respect of any temporary differences relating to investments in subsidiaries expected to unwind in the foreseeable future.

Movement in net deferred income tax liability

At 1 January	2,551	2,449

Translation adjustment	41	9

Net (income)/expense for the year (ii)	(95)	126

Disposals	(3)	(35)

Movement in deferred tax recognised in the Consolidated Statement of Comprehensive Income	(11)	8

Movement in deferred tax recognised in the Consolidated Statement of Changes in Equity	1	(6)
At 31 December	2,484	2,551

(i)	Fair value adjustments arising on acquisition principally relate to property, plant and equipment.

(ii)	The net expense in 2019 includes income of $3 million relating to discontinued operations.

2020 Annual Report and Form 20-F

      30.  Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas. The disclosures included below relate to all pension schemes in the Group.

The Group operates defined benefit pension schemes in Belgium, Brazil, Canada, France, Germany, Italy, the Netherlands, the Philippines, the Republic of Ireland, Romania, Serbia, Slovakia, Switzerland, the UK and the US. The Group has a mixture of funded and unfunded defined benefit pension schemes. The net liability of the funded schemes is $154 million, net of surpluses of $111 million (2019: $110 million, net of surpluses of $75 million). Unfunded obligations (including jubilee, post-retirement healthcare obligations and long-term service commitments) comprise of a number of schemes in Brazil, Canada, France, Germany, Italy, the Netherlands, the Philippines, Romania, Serbia, Slovakia, Switzerland and the US, totalling a net liability of $402 million (2019: $370 million).

Funded defined benefit schemes in the Republic of Ireland, Switzerland and the UK are administered by separate funds that are legally distinct from the Group under the jurisdiction of Trustees. The Trustees are required by law to act in the best interests of the scheme participants and are responsible for the definition of investment strategy and for scheme administration. Other schemes are also administered in line with the local regulatory environment. The level of benefits available to most members depends on length of service and either their average salary over their period of employment or their salary in the final years leading up to retirement. For Switzerland, the level of benefits depends on salary, level of savings contributions, the interest rate on old age accounts (which cannot be negative) and the annuity conversion factor on retirement. The Group’s pension schemes in Switzerland are contribution-based schemes with guarantees to provide further contributions in the event that the plan assets are insufficient to meet the benefit obligations.

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

Financial assumptions—scheme liabilities

The major long-term assumptions used by the Group’s actuaries in the computation of scheme liabilities and post-retirement healthcare obligations are as follows:

	Eurozone			United States and Canada			Switzerland
	2020%	2019%	2018%	2020%	2019%	2018%	2020%	2019%	2018%
Rate of increase in:

- salaries	2.52	3.37	3.50	3.37	3.37	3.38	1.00	1.50	1.50

- pensions in payment	1.45	1.46	1.62	-	-	-	-	-	-

Inflation	1.50	1.50	1.65	2.00	2.00	2.00	0.50	1.00	1.00

Discount rate	1.14	1.43	2.12	2.34	3.14	4.10	0.20	0.30	0.85

Medical cost trend rate	n/a	n/a	n/a	5.97	5.18	1.55	n/a	n/a	n/a

  30.  Retirement Benefit Obligations - continued

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

	Republic of Ireland			United States and Canada			Switzerland
	2020	2019	2018	2020	2019	2018	2020	2019	2018
Current retirees

- male	22.5	23.0	22.4	20.1	20.2	20.1	22.6	22.6	22.5

- female	24.4	24.5	24.1	22.2	22.3	22.6	24.7	24.7	24.5

Future retirees

- male	24.8	25.4	24.9	22.0	22.1	22.0	24.8	24.8	24.7

- female	26.7	26.8	26.4	23.9	24.2	24.5	26.8	26.8	26.7

The above data allows for future improvements in life expectancy.

Impact on Consolidated Income Statement

The total retirement benefit expense from continuing operations in the Consolidated Income Statement is as follows:

	2020 $m	2019 $m	2018 $m

Total defined contribution expense (i)	289	290	266

Total defined benefit expense	70	51	51
Total expense in Consolidated Income Statement	359	341	317

At 31 December 2020, $105 million (2019: $108 million) was included in other payables in respect of defined contribution pension liabilities.

Analysis of defined benefit expense

Charged in arriving at Group profit before finance costs:

Current service cost	53	48	51
Administration expenses	5	8	3
Past service cost/(credit) net	1	(20)	(15)
Subtotal	59	36	39

Included in finance income and finance costs respectively:

Interest income on scheme assets	(56)	(72)	(65)
Interest cost on scheme liabilities	67	87	77
Net interest expense	11	15	12

Net expense to Consolidated Income Statement	70	51	51

The composition of the net expense to the Consolidated Income Statement is as follows:

Eurozone	30	28	28
United States and Canada	16	6	7
Switzerland	12	8	8
Other	12	9	8
Total	70	51	51

See page 194 for note (i).

2020 Annual Report and Form 20-F

Reconciliation of scheme assets (bid value)	2020 $m	2019 $m
At 1 January	3,013	3,335
Movement in year
Interest income on scheme assets (ii)	56	76
Arising on acquisition (note 32)	-	3
Disposals	-	(660)
Remeasurement adjustments
- return on scheme assets excluding interest income	174	354
Employer contributions paid	46	58
Contributions paid by plan participants	7	15
Benefit and settlement payments	(158)	(156)
Administration expenses (ii)	(5)	(8)
Translation adjustment	188	(4)
At 31 December	3,321	3,013

The composition of scheme assets is as follows:

Eurozone	1,603	1,441
United States and Canada	1,018	949
Switzerland	444	386
Other	256	237
Total	3,321	3,013

Reconciliation of actuarial value of liabilities
At 1 January	(3,493)	(3,821)
Movement in year
Current service cost (ii)	(53)	(67)
Past service (cost)/credit net (ii)	(1)	20
Interest cost on scheme liabilities (ii)	(67)	(91)
Arising on acquisition (note 32)	-	(4)
Disposals	1	709
Remeasurement adjustments
- experience variations	32	37
- actuarial loss from changes in financial assumptions	(251)	(430)
- actuarial gain from changes in demographic assumptions	12	20
Contributions paid by plan participants	(7)	(15)
Benefit and settlement payments	158	156
Translation adjustment	(208)	(7)
At 31 December	(3,877)	(3,493)

The composition of the actuarial value of liabilities is as follows:

Eurozone	(1,769)	(1,601)

United States and Canada	(1,293)	(1,189)

Switzerland	(425)	(383)

Other	(390)	(320)
Total	(3,877)	(3,493)

Deficit in schemes	(556)	(480)
Related deferred income tax asset	128	102
Net pension liability	(428)	(378)

The composition of the net pension liability is as follows:

Eurozone	(138)	(134)
United States and Canada	(206)	(180)
Switzerland	22	3

Other	(106)	(67)
Total	(428)	(378)

  30.  Retirement Benefit Obligations - continued

UK High Court rulings in October 2018 and November 2020 relating to the equalisation of guaranteed minimum pensions for men and women did not materially impact the liability associated with the Group’s UK defined benefit pension schemes.

(i)	The total defined contribution expense in 2019 and 2018, including discontinued operations, amounted to $299 million and $278 million respectively.

(ii)	The net expense in 2019 and 2018 includes the following relating to discontinued operations:

Charged in arriving at Group profit before finance costs:	2019 $m	2018 $m
Current service cost	19	25
Administration expenses	-	1
Past service credit (net)	-	(5)
Subtotal	19	21
Included in finance income and finance costs respectively:
Interest income on scheme assets	(4)	(5)
Interest cost on scheme liabilities	4	5
Net interest expense	-	-

Net expense to Consolidated Income Statement	19	21

Sensitivity analysis

The revised liabilities due to the impact of a reasonably possible change (as indicated below) in the principal actuarial assumptions would be as follows:

		Eurozone 2020 $m	United States and Canada 2020 $m	Switzerland 2020 $m	Other 2020 $m	Total Group 2020 $m
Scheme liabilities at 31 December		(1,769)	(1,293)	(425)	(390)	(3,877)

Revised liabilities

Discount rate	Increase by 0.25%	(1,690)	(1,251)	(407)	(373)	(3,721)

	Decrease by 0.25% (i)	(1,852)	(1,334)	(441)	(409)	(4,036)

Inflation rate	Increase by 0.25%	(1,846)	(1,295)	(427)	(403)	(3,971)

	Decrease by 0.25%	(1,697)	(1,289)	(424)	(377)	(3,787)

Mortality assumption	Increase by 1 year	(1,707)	(1,253)	(409)	(379)	(3,748)

	Decrease by 1 year	(1,833)	(1,331)	(441)	(401)	(4,006)

(i)	As the discount rate for Switzerland is 0.20% as at 31 December 2020, sensitivity analysis presented for Switzerland is on the basis of a decrease of 0.20% only.

The above sensitivity analysis are derived through changing the individual assumption while holding all other assumptions constant.

2020 Annual Report and Form 20-F

Split of scheme assets	2020 $m	2019 $m
Investments quoted in active markets
Equity instruments (i)	862	838
Debt instruments (ii)	2,025	1,791
Property	106	104
Cash and cash equivalents	56	30
Investment funds	166	144

Unquoted investments
Equity instruments	2	2
Debt instruments (iii)	12	10
Property	69	58
Cash and cash equivalents	6	20
Assets held by insurance company	17	16
Total assets	3,321	3,013

(i)	Equity instruments primarily relate to developed markets.

(ii)	Quoted debt instruments are made up of $1,288 million (2019: $1,237 million) and $737 million (2019: $554 million) of government and non-government instruments respectively.

(iii)	Unquoted debt instruments primarily relate to government debt instruments.

Actuarial valuations - funding requirements and future cash flows

In accordance with statutory requirements in the Republic of Ireland and funding requirements set by the Trustees in the UK, additional annual contributions and lump-sum payments are determined to get the plans to a fully funded position (on a funding basis). The funding requirements in relation to the Group’s defined benefit schemes are assessed in accordance with the advice of independent and qualified actuaries and valuations are prepared in this regard either annually, where local requirements mandate that this be done, or at triennial intervals at a maximum in all other cases. In the Republic of Ireland and the UK, either the attained age or projected unit credit methods are used in the valuations. In Canada, Germany, Switzerland and the US, valuations are performed in accordance with the projected unit credit methodology. The dates of the funding valuations range from April 2018 to July 2020.

In general, funding valuations are not available for public inspection; however, the results of valuations are advised to the members of the various schemes on request.

The Group has contracted payments (presented on a discounted basis) to certain schemes in the UK of $20 million (2019: $21 million; 2018: $16 million).

The maturity profile of the Group’s contracted payments (on a discounted basis) is as follows:

	2020 $m	2019 $m	2018 $m
Within one year	2	2	2
Between one and two years	2	2	2
Between two and three years	2	2	2
Between three and four years	2	2	1
Between four and five years	2	2	1

After five years	10	11	8
Total	20	21	16

  30.  Retirement Benefit Obligations - continued

Employer contributions payable in the 2021 financial year including minimum funding payments (expressed using year-end exchange rates for 2020) are estimated at $45 million.

Average duration and scheme composition

	Eurozone			United States and Canada			Switzerland
	2020	2019	2018	2020	2019	2018	2020	2019	2018
Average duration of defined benefit obligation (years)	18.3	18.1	17.1	12.9	12.5	12.1	17.6	17.8	16.4

Allocation of defined benefit obligation by participant:

Active plan participants	70%	74%	71%	43%	44%	46%	74%	74%	83%

Deferred plan participants	10%	8%	9%	12%	12%	18%	-	-	-

Retirees	20%	18%	20%	45%	44%	36%	26%	26%	17%

2020 Annual Report and Form 20-F

31.  Share Capital and Reserves

Equity share capital	2020		2019
	Ordinary Shares of €0.32 each (i)	Income Shares of €0.02 each (ii)	Ordinary Shares of €0.32 each (i)	Income Shares of €0.02 each (ii)
Authorised
At 1 January and 31 December ($m)	491	28	491	28

Number of Shares at 1 January and 31 December (millions)	1,250	1,250	1,250	1,250

Allotted, called-up and fully paid
At 1 January ($m)	319	16	335	17
Cancellation of Treasury Shares (iii)	(2)	-	(16)	(1)
At 31 December ($m)	317	16	319	16

The movement in the number of shares (expressed in millions) during the financial year was as follows:

At 1 January	799	799	843	843
Cancellation of Treasury Shares (iii)	(4)	(4)	(44)	(44)
At 31 December	795	795	799	799

(i)	The Ordinary Shares represent 93.71% of the total issued share capital as at 31 December 2020 (2019: 93.71%).

(ii)

The Income Shares, which represent 5.86% of the total issued share capital as at 31 December 2020 (2019: 5.86%) were cancelled with effect from 9 February 2021 pursuant to a resolution approved by shareholders at an extraordinary general meeting of the Company held on 9 February 2021.

The Income Shares were created on 29 August 1988 for the express purpose of giving shareholders the choice of receiving dividends on either their Ordinary Shares or on their Income Shares (by notice to the Company). The Income Shares carried a different tax credit to the Ordinary Shares. The creation of the Income Shares was achieved by the allotment of fully paid Income Shares to each shareholder equal to his/her holding of Ordinary Shares but the shareholder is not entitled to an Income Share certificate, as a certificate for Ordinary Shares was deemed to include an equal number of Income Shares and a shareholder may only sell, transfer or transmit Income Shares with an equivalent number of Ordinary Shares. Income Shares carry no voting rights. Due to changes in Irish tax legislation since the creation of Income Shares, dividends on the Company’s shares no longer carried a tax credit. As elections made by shareholders to receive dividends on their holdings of Income Shares were no longer relevant, the Articles of Association were amended on 8 May 2002 to cancel such elections.

(iii)

During 2020, 4,500,000 (2019: 43,750,000) Ordinary Shares (including Income Shares) were cancelled. The amount paid to repurchase these shares was initially recognised in Treasury Shares/own shares and was transferred to retained income on cancellation.

Share schemes

The aggregate number of shares which may be committed for issue in respect of any share option scheme, savings-related share option scheme, share participation scheme, performance share plan or any subsequent option scheme or share plan, may not exceed 10% of the issued ordinary share capital from time to time.

Share option schemes

Details of share options granted under the Company’s Share Option Schemes and the terms attaching thereto are provided in note 9 to the financial statements. Under these schemes, options over a total of 256,521 Ordinary Shares were exercised during the financial year (2019: 1,147,149; 2018: 796,944).

	Number of shares
	2020	2019	2018
Options exercised during the year (satisfied by the issue of new shares)	-	-	496,661
Options exercised during the year (satisfied by the reissue of Treasury Shares)	256,521	1,147,149	300,283
Total	256,521	1,147,149	796,944

Share participation schemes

As at 31 December 2020, 8,319,280 (2019: 8,174,578) Ordinary Shares had been appropriated to participation schemes. In 2020, the appropriation was satisfied by the purchase of 144,702 shares (2019: 148,846 satisfied by the purchase of new shares). The Ordinary Shares appropriated pursuant to these schemes were issued at market value on the dates of appropriation. The shares issued pursuant to these schemes are excluded from the scope of IFRS 2 and are hence not factored into the expense computation and the associated disclosures in note 9.

  31.  Share Capital and Reserves - continued

Preference share capital	5% Cumulative Preference Shares of €1.27 each		7% ‘A’ Cumulative Preference Shares of €1.27 each
	Number of Shares ‘000s	$m	Number of Shares ‘000s	$m
Authorised
At 1 January 2020 and 31 December 2020	150	-	872	1

Allotted, called-up and fully paid
At 1 January 2020 and 31 December 2020	50	-	872	1

There was no movement in the number of cumulative preference shares in either the current or the prior year.

The holders of the 5% Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 5% per annum and priority in a winding-up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears. Dividends on the 5% Cumulative Preference Shares are payable half-yearly on 15 April and 15 October in each year. The 5% Cumulative Preference Shares represent 0.02% of the total issued share capital as at 31 December 2020 (2019: 0.02%).

The holders of the 7% ‘A’ Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 7% per annum, and subject to the rights of the holders of the 5% Cumulative Preference Shares, priority in a winding-up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears or unless the business of the meeting includes certain matters, which are specified in the Articles of Association. Dividends on the 7% ‘A’ Cumulative Preference Shares are payable half-yearly on 5 April and 5 October in each year. The 7% ‘A’ Cumulative Preference Shares represent 0.41% of the total issued share capital as at 31 December 2020 (2019: 0.41%).

Treasury Shares/own shares	2020 $m	2019 $m
At 1 January	(360)	(920)
Own Shares released by the Employee Benefit Trust under the 2014 Performance Share Plan	65	70
Shares acquired by CRH plc (Treasury Shares) (i)	(220)	(886)
Shares acquired by Employee Benefit Trust (own shares)	(29)	(68)
Treasury Shares/own shares reissued (ii)	8	42
Cancellation of Treasury Shares	150	1,402
At 31 December	(386)	(360)

Notes (i) to (ii) are set out overleaf.

2020 Annual Report and Form 20-F

The movement in the number of Treasury Shares/own shares (including Income Shares) during the financial year was as follows:

	Number of shares
	2020	2019
At 1 January	10,236,356	27,843,927
Own Shares released by the Employee Benefit Trust under the 2014 Performance Share Plan	(2,180,467)	(2,256,986)
Shares acquired by CRH plc (Treasury Shares) (i)	5,951,146	27,357,116
Shares acquired by Employee Benefit Trust (own shares)	1,070,225	2,189,448
Treasury Shares/own shares reissued (ii)	(256,521)	(1,147,149)
Cancellation of Treasury Shares	(4,500,000)	(43,750,000)
At 31 December	10,320,739	10,236,356

Split of Treasury Shares/own shares (iii)
Treasury Shares	10,087,161	10,011,353
Own shares	233,578	225,003
	10,320,739	10,236,356

(i)

In March 2020 the Group completed the latest phase of its share buyback programme, returning a further $220 million of cash to shareholders. This brings total cash returned to shareholders under the Group’s share buyback programme to $2 billion since its commencement in May 2018.

Share buyback decisions are based on an ongoing assessment of the capital needs of the business and general market conditions. In March 2020 the Board decided to pause the Group’s share buyback programme, however the Board has announced its intention to recommence the programme and complete a further $0.3 billion tranche by the end of June 2021.

(ii)	These reissued Treasury Shares were previously purchased at an average price of $32.45 (2019: $36.43).

(iii)

As at the balance sheet date, the nominal value of the Treasury Shares and own shares was €3.4 million and €0.1 million respectively (2019: €3.4 million and €0.1 million respectively). Dividends have been waived by the Trustees of the own shares.

Reconciliation of shares issued to net proceeds	2018 $m
Shares issued at nominal amount:
- Performance Share Plan Awards	1
- scrip shares issued in lieu of cash dividends	1
Premium on shares issued	143
Total value of shares issued	145
Issue of scrip shares in lieu of cash dividends (note 13)	(61)
Shares allotted to the Employee Benefit Trust (iv)	(70)
Net proceeds from issue of shares	14

(iv)

In 2018, shares were allotted to the Employee Benefit Trust to satisfy the vesting and release of awards under the 2014 Performance Share Plan to qualifying employees. An increase in nominal Share Capital and Share Premium of $70 million arose on the allotment to the Employee Benefit Trust. No such allotment occured during 2020 or 2019.

Share premium	2020 $m	2019 $m
At 1 January and 31 December	7,493	7,493

  32.  Business Combinations

The acquisitions completed during the year ended 31 December 2020 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Americas Materials:

Canada: increased stake in Barrie Asphalt Plant to 100% (19 October);

Georgia: Chester White Construction, Inc. (12 June) and American Industries South, LLC. (11 September);

Louisiana: Barriere Construction (31 December);

Mississippi: WG Construction (19 February);

Nebraska: Flinn Paving (6 July); and

Oklahoma: certain assets of GCC (6 November).

Europe Materials:

France: Calexy (21 January) and Bras-Panon (31 March);

Spain: Formigons Palafolls S.L. (10 January); and

Ukraine: Odessa Plant (19 October).

Building Products:

Americas

Colorado: US Mix Co. (21 February);

Iowa: B&B Bedding, Inc. (1 July);

Minnesota: acquired assets of Suttle, Inc. from Communication Systems, Inc. (11 March) and select assets of CST Distribution, LLC. (22 December);

Tennessee: Highline Products (13 January); and

Texas: Martin Enterprises (29 December).

2020 Annual Report and Form 20-F

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	2020 $m	2019 $m	2018 $m
ASSETS

Non-current assets

Property, plant and equipment	134	358	3,054

Intangible assets	31	103	68

Equity accounted investments	-	-	1

Total non-current assets	165	461	3,123

Current assets

Inventories	23	65	297

Trade and other receivables (i)	47	73	373

Cash and cash equivalents	-	11	81

Total current assets	70	149	751

LIABILITIES

Trade and other payables	(21)	(82)	(265)

Provisions for liabilities	-	(7)	(96)

Retirement benefit obligations	-	(1)	(133)

Lease liabilities	(12)	(71)	-

Interest-bearing loans and borrowings and finance leases*	-	(10)	(87)

Current income tax liabilities	(1)	10	(18)

Deferred income tax liabilities	-	-	(479)

Total liabilities	(34)	(161)	(1,078)

Total identifiable net assets at fair value	201	449	2,796

Goodwill arising on acquisition (ii)	157	310	1,754

Joint ventures becoming subsidiaries	-	-	(149)

Non-controlling interests**	-	(1)	(55)

Total consideration	358	758	4,346

Consideration satisfied by:

Cash payments	351	738	4,157

Asset exchange	-	-	14

Deferred consideration (stated at net present cost)	4	12	12

Contingent consideration	3	8	115

Profit on step acquisition	-	-	48

Total consideration	358	758	4,346

Net cash outflow arising on acquisition

Cash consideration	351	738	4,157

Less: cash and cash equivalents acquired	-	(11)	(81)

Total outflow in the Consolidated Statement of Cash Flows	351	727	4,076

Notes (i) to (ii) are set out overleaf.

*   Includes $8 million in 2018 relating to finance leases previously capitalised under IAS 17. All leases capitalised under IFRS 16 have been included as lease liabilities in 2019 and 2020.

**   Non-controlling interests are measured at the proportionate share of net assets.

  32.  Business Combinations - continued

The acquisition balance sheet presented on the previous page reflects the identifiable net assets acquired in respect of acquisitions completed during 2020, together with adjustments to provisional fair values in respect of acquisitions completed during 2019. The measurement period for a number of acquisitions completed in 2019, closed in 2020 with no material adjustments identified.

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

(i)

The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to $47 million (2019: $74 million; 2018: $379 million). The fair value of these receivables is $47 million (all of which is expected to be recoverable) (2019: $73 million; 2018: $373 million).

(ii)

The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Americas Materials and Europe Materials business segments, no significant separately identifiable intangible assets are recognised on business combinations in these segments. $148 million of the goodwill recognised in respect of acquisitions completed in 2020 is expected to be deductible for tax purposes (2019: $184 million; 2018: $330 million).

Acquisition-related costs for continuing operations, which exclude post-acquisition integration costs, amounting to $6 million (2019: $7 million; 2018: $21 million) have been included in operating costs in the Consolidated Income Statement (note 4).

The following table analyses the 17 acquisitions completed in 2020 (2019: 58 acquisitions; 2018: 44 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

	Number of acquisitions			Goodwill			Consideration
Reportable segments	2020	2019	2018	2020	2019	2018	2020	2019	2018
Continuing operations				$m	$m	$m	$m	$m	$m
Americas Materials	7	27	24	53	35	1,575	163	182	3,957
Europe Materials	4	15	10	-	4	56	7	71	103
Building Products	6	15	8	90	253	87	182	501	248
Total Group from continuing operations	17	57	42	143	292	1,718	352	754	4,308

Discontinued operations
Europe Distribution	-	1	2	-	-	-	-	4	38
Total Group	17	58	44	143	292	1,718	352	758	4,346
Adjustments to provisional fair values of prior year acquisitions				14	18	36	6	-	-
Total				157	310	1,754	358	758	4,346

The post-acquisition impact of acquisitions completed during the year on the Group’s profit for the financial year was as follows:

	2020	2019	2018
Continuing operations	$m	$m	$m
Revenue	103	228	1,420
Profit before tax for the financial year	9	2	171

2020 Annual Report and Form 20-F

The revenue and profit of the Group for the financial year determined in accordance with IFRS as though the acquisitions effected during the year had been at the beginning of the year would have been as follows:

	2020 acquisitions $m	CRH Group excluding 2020 acquisitions $m	Consolidated Group including acquisitions $m
Revenue	393	27,484	27,877
Profit before tax for the financial year	32	1,655	1,687

There have been no acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are published periodically.

33.  Non-controlling Interests

The total non-controlling interest at 31 December 2020 is $692 million (2019: $607 million) of which $501 million (2019: $465 million) relates to Republic Cement & Building Materials (RCBM), Inc. and Republic Cement Land & Resources (RCLR), Inc. The non-controlling interests in respect of the Group’s other subsidiaries are not considered to be material.

Name	Principal activity	Country of incorporation	Economic ownership interest held by non-controlling interest

Republic Cement & Building Materials, Inc.	Manufacture, development and	Philippines	45%
and Republic Cement Land & Resources, Inc.	sale of cement and building materials

The following is summarised financial information for RCBM and RCLR prepared in accordance with IFRS 12 Disclosure of Interests in Other Entities. This information is before intragroup eliminations with other Group companies.

Summarised financial information	2020 $m	2019 $m
Profit for the year	22	21

Current assets	250	213
Non-current assets	1,754	1,690
Current liabilities	(181)	(209)
Non-current liabilities	(984)	(923)
Net assets	839	771

Cash flows from operating activities	38	67

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

  34.  Related Party Transactions

The principal related party relationships requiring disclosure in the Consolidated Financial Statements of the Group under IAS 24 Related Party Disclosures pertain to: the existence of subsidiaries, joint ventures and associates; transactions with these entities entered into by the Group; the identification and compensation of key management personnel, and lease arrangements.

Subsidiaries, joint ventures and associates

The Consolidated Financial Statements include the financial statements of the Company (CRH plc, the ultimate parent) and its subsidiaries as well as its joint ventures and associates accounted for by applying the equity method as documented in the accounting policies on pages 137 to 146. The Group’s principal subsidiaries, joint ventures and associates are disclosed on pages 250 to 254.

Sales to and purchases from joint ventures and associates are as follows:

	Joint ventures			Associates
Continuing operations	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m
Sales	127	132	126	31	41	48
Purchases	24	27	37	15	18	228

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

Terms and conditions of transactions with subsidiaries, joint ventures and associates

In general, the transfer pricing policy implemented by the Group across its subsidiaries is market-based. Sales to and purchases from joint ventures and associates are conducted in the ordinary course of business and on terms equivalent to those that prevail in arms-length transactions. The outstanding balances included in receivables and payables as at the balance sheet date in respect of transactions with joint ventures and associates are unsecured and settlement of these arise in cash. No guarantees have been either requested or provided in relation to related party receivables and payables. Loans to joint ventures and associates (as disclosed in note 17) are extended on normal commercial terms in the ordinary course of business with interest accruing and, in general, paid to the Group at predetermined intervals.

Key management personnel

For the purposes of the disclosure requirements of IAS 24, the term “key management personnel” (i.e. those persons having authority and responsibility for planning, directing and controlling the activities of the Company) comprises of the Board of Directors which manage the business and affairs of the Company.

Key management remuneration amounted to:	2020 $m	2019 $m	2018 $m
Short-term benefits	9	9	9
Post-employment benefits	1	1	1
Share-based payments - calculated in accordance with the principles disclosed in note 9	6	6	5
Total	16	16	15

Other than these compensation entitlements, there were no other transactions involving key management personnel.

Lease arrangements

CRH has a number of lease arrangements in place with related parties across the Group, which have been negotiated on an arms-length basis at market rates. We do not consider these arrangements to be material either individually or collectively in the context of the 2020, 2019 and 2018 Consolidated Financial Statements.

35. Board Approval

The Board of Directors approved and authorised for issue the financial statements on pages 132 to 204 in respect of the year ended 31 December 2020 on 3 March 2021.

2020 Annual Report and Form 20-F

[THIS PAGE INTENTIONALLY LEFT BLANK]

205

[THIS PAGE INTENTIONALLY LEFT BLANK]

2020 Annual Report and Form 20-F

[THIS PAGE INTENTIONALLY LEFT BLANK]

207

208

[THIS PAGE INTENTIONALLY LEFT BLANK]

2020 Annual Report and Form 20-F

[THIS PAGE INTENTIONALLY LEFT BLANK]

209

We are committed to accountability and transparency around our sustainability performance and use detailed KPIs to demonstrate progress against a range of ambitious targets each year.

2020 Annual Report and Form 20-F

Supplementary

20-F Disclosures

A production worker at an Oldcastle BuildingEnvelope® (OBE) facility in Wright City, St. Louis, Missouri. The facility, one of 66 OBE locations across the US, tempers and fabricates glass for demountable wall systems and writable surfaces. OBE is part of CRH’s Building Products Division and is a leading supplier of glazing-focused, interior and exterior products and services in North America.

211

212

Selected Financial Data

The Consolidated Financial Statements of CRH plc have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

Selected financial data is presented below for the five years ended on 31 December 2020. As at 31 December 2020 and 2019 and for the three years ended 31 December 2020, the selected financial data is qualified in its entirety by reference to, and should be read in conjunction with, the audited Consolidated Financial Statements, the related Notes and the Business Performance section included elsewhere in this Annual Report and Form 20-F.

Year ended 31 December (amounts in millions, except per share data)

	2020 $m	2019 (i) $m	2018 (i) $m	2017 (i) $m	2016 (i) $m
Consolidated Income Statement data
Revenue	27,587	28,132	27,449	24,461	23,586
Group operating profit	2,263	2,793	2,446	2,177	2,008
Profit attributable to equity holders of the Company	1,122	1,627	1,497	1,838	1,138
Basic earnings per Ordinary Share	142.9c	203.0c	179.8c	220.0c	137.5c
Diluted earnings per Ordinary Share	141.8c	201.4c	178.9c	218.6c	136.5c
Dividends paid during the calendar year per Ordinary Share (iii)	92.0c	81.2c	82.8c	72.2c	70.0c
Average number of Ordinary Shares outstanding (iv)	785.1	801.3	832.4	835.6	827.8
All data relates to continuing operations

Consolidated Balance Sheet data
Total assets (ii)	44,944	47,612	46,777	42,467	37,208
Net assets (v)	20,348	19,635	18,952	17,962	15,223
Ordinary shareholders’ equity	19,655	19,027	18,349	17,377	14,644
Equity share capital	333	335	352	350	348
Number of Ordinary Shares (iv)	795.1	799.6	843.4	839.0	832.8
Number of Treasury Shares and own shares (iv)	10.3	10.2	27.8	0.4	0.4
Number of Ordinary Shares net of Treasury Shares and own shares (iv)	784.8	789.4	815.6	838.6	832.4

(i)	Prior year comparative data has been restated to US Dollar. See the Accounting Policies on page 137 for further details.

(ii)	Prior year comparative data has been restated to reflect a change in the presentation of cash and cash equivalents and bank overdrafts. See the Accounting Policies on page 137 for further details.

(iii)	Interim and final dividends per share declared previously in euro have been translated to US Dollar using the dividends record date exchange rate.

(iv)	All share numbers are shown in millions of shares.

(v)	Net assets is calculated as the sum of the total assets less total liabilities.

2020 Annual Report and Form 20-F

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

Reconciliation of Revenue, EBITDA (as defined)* and Operating Profit by segment

	Year ended 31 December
	Revenue			Group EBITDA (as defined)*			Depreciation, amortisation and impairment			Group operating profit (i)
	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m
Continuing operations
Americas Materials	11,273	11,626	10,572	2,405	2,194	1,763	774	771	571	1,631	1,423	1,192
Europe Materials	9,141	9,509	9,498	1,055	1,208	1,106	1,245	586	531	(190)	622	575
Building Products	7,173	6,997	7,379	1,170	1,076	930	348	328	251	822	748	679
Total Group from continuing operations	27,587	28,132	27,449	4,630	4,478	3,799	2,367	1,685	1,353	2,263	2,793	2,446

Discontinued operations
Americas Distribution	-	-	8	-	-	(6)	-	-	-	-	-	(6)
Europe Distribution	-	3,557	4,191	-	224	176	-	111	50	-	113	126
Total Group	27,587	31,689	31,648	4,630	4,702	3,969	2,367	1,796	1,403	2,263	2,906	2,566

Group operating profit from continuing operations										2,263	2,793	2,446
Profit/(loss) on disposals										9	(189)	(121)
Finance costs less income										(389)	(365)	(360)
Other financial expense										(101)	(125)	(54)
Share of equity accounted investments’ (loss)/profit										(118)	67	57
Profit before tax from continuing operations										1,664	2,181	1,968
Income tax expense										(499)	(534)	(467)
Group profit for the financial year from continuing operations										1,165	1,647	1,501
Profit after tax for the financial year from discontinued operations										-	91	1,388
Group profit for the financial year										1,165	1,738	2,889

(i)	Throughout this document, Group operating profit is reported as shown in the Consolidated Income Statement and excludes profit on disposals.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

213

214

Non-GAAP Performance Measures - continued

Return on Net Assets
	2020 $m	2019 $m	2018 (iii) $m
Group operating profit from continuing operations	2,263	2,793	2,446
Group operating profit from discontinued operations	-	113	126
Group operating profit	2,263	2,906	2,572
Adjusted for impairment charges (iv)	673	8	66
Group operating profit excluding impairment charges (numerator for RONA computation)	2,936	2,914	2,638

Current year
Segment assets (i)	36,218	36,716	36,079
Segment liabilities (i)	(9,136)	(8,940)	(7,547)
Group segment net assets	27,082	27,776	28,532
Lease liabilities (ii)	1,635	1,697	-
Group segment net assets excluding lease liabilities	28,717	29,473	28,532

Prior year
Segment assets (i)	36,716	36,079	32,152
Segment liabilities (i)	(8,940)	(7,547)	(7,437)
Group segment net assets	27,776	28,532	24,715
Lease liabilities (ii)	1,697	-	-
Group segment net assets excluding lease liabilities	29,473	28,532	24,715

Average net assets (denominator for RONA computation)	29,095	29,003	26,624
RONA	10.1%	10.0%	9.9%
Reconciliation of Segment Assets and Liabilities to Group Assets and Liabilities
	2020 $m	2019 $m	2018 $m	2017 $m
Assets
Segment assets (i)	36,218	36,716	36,079	32,152

Reconciliation to total assets as reported in the Consolidated Balance Sheet:
Investments accounted for using the equity method	626	775	1,332	1,497
Other financial assets	13	13	26	30
Derivative financial instruments (current and non-current)	201	92	51	77
Income tax assets (current and deferred)	165	98	98	312
Cash and cash equivalents	7,721	9,918	9,191	7,065
Assets held for sale	-	-	-	1,334
Total assets as reported in the Consolidated Balance Sheet	44,944	47,612	46,777	42,467

Liabilities
Segment liabilities (i)	9,136	8,940	7,547	7,437

Reconciliation to total liabilities as reported in the Consolidated Balance Sheet:
Interest-bearing loans and borrowings (current and non-current)	12,215	15,827	17,172	14,095
Derivative financial instruments (current and non-current)	13	18	68	17
Income tax liabilities (current and deferred)	3,232	3,192	3,038	2,547
Liabilities associated with assets classified as held for sale	-	-	-	409
Total liabilities as reported in the Consolidated Balance Sheet	24,596	27,977	27,825	24,505

(i)	Segment assets and liabilities as disclosed in note 2 to the Consolidated Financial Statements.

(ii)

Segment liabilities include lease liabilities capitalised under IFRS 16 in 2020 and 2019 which are debt in nature and are therefore adjusted for in arriving at the calculation of Group segment net assets for the calculation of RONA. Segment lease liabilities at 31 December 2020 amounted to: Americas Materials $345 million (2019: $408 million), Europe Materials $547 million (2019: $554 million) and Building Products $743 million (2019: $735 million).

(iii)

For the 2018 calculation, as the net segment assets classified as held for sale at 31 December 2017 were disposed of on 2 January 2018, these have been excluded from the prior year element. For consistency, the related immaterial operating loss of $6 million in 2018 is also excluded.

(iv)	Operating profit is adjusted for non-cash impairment charges. Please see note 4 for further detail on such impairment charges.

2020 Annual Report and Form 20-F

Calculation of EBITDA (as defined)* Net Interest Cover

	2020 $m	2019 $m	2018 $m
Interest
Finance costs (i)	389	387	399
Finance income (i)	-	(22)	(39)
Net interest	389	365	360

EBITDA (as defined)* from continuing operations	4,630	4,478	3,799

		Times
EBITDA (as defined)* Net Interest Cover (EBITDA (as defined)* divided by net interest)	11.9	12.3	10.6
(i) These items appear on the Consolidated Income Statement on page 132 and in note 10 to the Consolidated Financial Statements. Calculation of Net Debt/EBITDA (as defined)*
	2020 $m	2019 $m
Net debt
Cash and cash equivalents (i)	7,721	9,918
Interest-bearing loans and borrowings (i)	(12,215)	(15,827)
Lease liabilities under IFRS 16 (i)	(1,635)	(1,697)
Derivative financial instruments (net) (i)	188	74
Group net debt (i)	(5,941)	(7,532)

EBITDA (as defined)* from continuing operations	4,630	4,478

	Times
Net Debt divided by EBITDA (as defined)* from continuing operations	1.3	1.7

(i)  These items appear in notes 22 to 27 to the Consolidated Financial Statements.

Total Shareholder Return (TSR)

Total shareholder return represents the total accumulated value delivered to shareholders (via gross dividends reinvested and share appreciation) if €100 was invested in CRH plc shares in 1970.

	2020	2019
Investment in CRH plc shares (1970)	€100	€100
Accumulated CRH plc shares (31 December) - based on reinvestment of dividends	3,465	3,368
Share price (31 December) - Euronext Dublin	€34.02	€35.67
Shareholder value (31 December) - ‘000	€118	€121
Total shareholder return (i)	15.1%	15.6%

(i)	Calculated using Compound Average Growth Rate (CAGR) methodology

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

215

216

Non-GAAP Performance Measures - continued

Profit after Tax (Pre-impairment)	2020 $m	2019 $m	2018 $m

Group profit for the financial year from continuing operations (i)	1,165	1,647	1,501
Adjusted for:
Impairment of property, plant and equipment and intangible assets (ii)	673	8	66
Impairment of equity accounted investments (iii)	154	-	-
Tax related to impairment charges	(39)	(2)	(8)
Group profit pre-impairment for the financial year from continuing operations	1,953	1,653	1,559

Earnings per Share (Pre-impairment)	2020 $m	2019 $m	2018 $m
Profit attributable to ordinary equity holders of the Company from continuing operations (i) (iv)	1,122	1,627	1,497
Impairment of property, plant and equipment and intangible assets (ii)	673	8	66
Impairment of equity accounted investments (iii)	154	-	-
Tax related to impairment charges	(39)	(2)	(8)

Profit attributable to ordinary equity holders of the Company from continuing operations – pre-impairment	1,910	1,633	1,555

Weighted average number of Ordinary Shares (millions) outstanding for the year (iv)	785.1	801.3	832.4

Basic earnings per Ordinary Share pre-impairment from continuing operations	243.3	203.8	186.8

(i)	These items appear on the Consolidated Income Statement on page 132.

(ii)	See further details in note 4 to the Consolidated Financial Statements on page 152.

(iii)	See further details in note 11 to the Consolidated Financial Statements on page 160.

(iv)	These items appear in note 14 to the Consolidated Financial Statements on page 163.

EBITDA (as defined). EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax and is quoted by management in conjunction with other GAAP and non-GAAP financial measures, to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. EBITDA (as defined)* by segment is monitored by management in order to allocate resources between segments and to assess performance. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purpose of the information presented to the Chief Operating Decision Maker. EBITDA (as defined)* margin is calculated by expressing EBITDA (as defined)* as a percentage of sales.

Net Debt. Net debt is used by management as it gives a more complete picture of the Group’s current debt situation than total interest-bearing loans and borrowings. Net debt is provided to enable investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. Net debt is a non-GAAP measure and comprises current and non-current interest-bearing loans and borrowings, lease liabilities under IFRS 16, cash and cash equivalents and current and non-current derivative financial instruments (net).

Net Debt/EBITDA (as defined)* is monitored by management and is useful to investors in assessing the Company’s level of indebtedness relative to its profitability. It is the ratio of Net Debt to EBITDA (as defined)* and is calculated on page 215.

EBITDA (as defined)* Net Interest Cover. EBITDA (as defined)* Net Interest Cover is used by management as a measure which matches the earnings and cash generated by the business to the underlying funding costs. EBITDA (as defined)* Net Interest Cover is presented to provide investors with a greater understanding of the impact of CRH’s debt and financing arrangements. It is the ratio of EBITDA (as defined)* to Net Interest and is calculated on page 215.

RONA. Return on Net Assets is a key internal pre-tax and pre-non-cash impairment measure of operating performance throughout the CRH Group and can be used by management and investors to measure the relative use of assets between CRH’s business segments and to compare to other businesses. The metric measures management’s ability to generate profits from the net assets required to support that business, focusing on both profit maximisation and the maintenance of an efficient asset base; it encourages effective fixed asset maintenance programmes, good decisions regarding expenditure on property, plant and equipment and the timely disposal of surplus assets, and also supports the effective management of the Group’s working capital base. RONA is calculated by expressing total Group operating profit excluding non-cash impairment charges1 as a percentage of average net assets. Net assets comprise total assets by segment (including assets held for sale) less total liabilities by segment (excluding lease liabilities and including liabilities associated with assets classified as held for sale) as shown on page 214 and detailed in note 2 to the Consolidated Financial Statements, and excludes equity accounted investments and other financial assets, net debt (as previously defined) and tax assets & liabilities. The average net assets for the year is the simple average of the opening and closing balance sheet figures.

Organic Revenue, Organic Operating Profit and Organic EBITDA (as defined)*. CRH pursues a strategy of growth through acquisitions and investments, with $406 million spent on acquisitions and investments in 2020 (2019: $813 million). Acquisitions completed in 2019 and 2020 contributed incremental sales revenue of $368 million, operating profit of $32 million and EBITDA (as defined)* of $65 million in 2020. Cash proceeds from divestments and non-current asset disposals amounted to $307 million (net of cash disposed and including deferred consideration proceeds in respect of prior year divestments) (2019: $2,343 million). The sales impact of divested

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

1.

To better align to the measure used internally by management we have adjusted our RONA definition to exclude any non-cash impairment charges. We have accordingly presented our prior period RONA disclosures on page 214 on a consistent basis; excluding non-cash impairment charges of $8 million in 2019 and $66 million in 2018.

2020 Annual Report and Form 20-F

activities in 2020 was a negative $413 million and the impact at an operating profit and EBITDA (as defined)* level was a negative $14 million and $33 million respectively.

The US Dollar weakened against most major currencies during 2020 resulting in the average US Dollar/euro rate strengthening from 0.8933 in 2019 to 0.8771 in 2020 and the Pound Sterling strengthening from an average 0.7841 in 2019 to 0.7798 in 2020. Overall currency movements resulted in a favourable net foreign currency translation impact on our results as shown on the table on page 33.

Because of the impact of acquisitions, divestments, exchange translation and other non-recurring items on reported results each year, the Group uses organic revenue, organic operating profit and organic EBITDA (as defined)* as additional performance indicators to assess performance of pre-existing (also referred to as underlying, heritage, like-for-like or ongoing) operations each year.

Organic revenue, organic operating profit and organic EBITDA (as defined)* are arrived at by excluding the incremental revenue, operating profit and EBITDA (as defined)* contributions from current and prior year acquisitions and divestments, the impact of exchange translation and the impact of any non-recurring items. In the Business Performance section on pages 38 to 51, changes in organic revenue, organic operating profit and organic EBITDA (as defined)* are presented as additional measures of revenue, operating profit and EBITDA (as defined)* to provide a greater understanding of the performance of the Group. Organic change % is calculated by expressing the organic movement as a percentage of the prior year (adjusted for exchange effects). A reconciliation of the changes in organic revenue, organic operating profit and organic EBITDA (as defined)* to the changes in total revenue, operating profit and EBITDA (as defined)* for the Group and by segment, is presented with the discussion of each segment’s performance in tables contained in the segment discussion commencing on page 30.

Revenue from continuing and discontinued operations, EBITDA (as defined)* from continuing and discontinued operations and Operating Profit from continuing and discontinued operations. As detailed in note 3 to the Consolidated Financial Statements, our Europe Distribution and our Americas Distribution businesses have been classified as discontinued operations in accordance with IFRS 5. In certain instances throughout the Annual Report and Form 20-F we refer to revenue, EBITDA (as defined)* and operating profit from continuing and discontinued operations. Information presented on this basis is useful to investors as (i) it provides further understanding of the Group’s performance and (ii) assists investors in the comparison of the Group’s performance with that of other companies. A reconciliation of each of these measures is detailed in note 2 to the Consolidated Financial Statements and on page 213.

Cash paid to Shareholders. Cash paid to shareholders is a measure of cash returned to shareholders representing dividends of $0.7 billion (2019: $0.7 billion) paid during the year and excess cash of $0.2 billion (2019: $0.9 billion) returned through the share buyback programme. The metric provides information on dividend growth for shareholders and is reflective of CRH’s continued commitment to return excess cash to shareholders. CRH monitors the cash paid to shareholders as part of its overall capital allocation strategy.

Total Shareholder Return (TSR). TSR is a measure of shareholder returns delivery through the cycle. It represents the total accumulated value delivered to shareholders since the formation of the Group in 1970 (via gross dividends reinvested and share appreciation) and is calculated on page 215. The metric provides information on total returns for shareholders and is provided to assist investors in the comparison of the Group’s performance with that of other companies.

Profit after Tax (Pre-impairment). Profit after Tax pre-impairment as calculated on page 216 is a measure of the Group’s profitability from continuing operations excluding any non-cash impairment charges and the related tax impact of such impairments. Profit after Tax presented on a pre-impairment basis is used by management to evaluate the Group’s profitability in a given year and is useful to investors as it (i) provides an understanding of the Group’s underlying performance and (ii) assists investors in the comparison of the Group’s performance with that of other companies.

Earnings per Share (Pre-impairment). Earnings per Share (EPS) pre-impairment is a measure of the Group’s profitability per share from continuing operations excluding any non-cash impairment charges and the related tax impact of such impairments. It is used by management to evaluate the Group’s underlying profitability performance relative to that of other companies and its own past performance. EPS information presented on a pre-impairment basis is useful to investors as it (i) provides an insight into the Group’s underlying performance and profitability and (ii) assists investors in the comparison of the Group’s performance with that of other companies. EPS pre-impairment is calculated on page 216 as profit attributable to the ordinary equity holders of the Company from continuing operations excluding any non-cash impairment charges (and the related tax impact of such impairments) divided by the weighted average number of ordinary shares outstanding for the year.

MoistureShield®, a division of Oldcastle APG within CRH’s Building Products Division, launched Cold Brew, a new part of its capped composite decking line in 2020. Cold Brew offers the option of proprietary CoolDeck® technology, which minimizes heat absorption by up to 35%. Oldcastle APG, is a leading manufacturer of outdoor living products in North America and delivered strong sales growth in 2020, reflecting heightened residential RMI demand.

217

Supplemental Guarantor Information

Guarantor Financial Information

CRH America, Inc. (the ‘Issuer’) has the following Notes which are fully and unconditionally guaranteed by CRH plc (the ‘Guarantor’):

●	US$400 million 5.750% Notes due 2021 – listed on the NYSE

●	US$1,250 million 3.875% Notes due 2025 – listed on Euronext Dublin

●	US$300 million 6.40% Notes due 2033 – listed on Euronext Dublin (i)

●	US$500 million 5.125% Notes due 2045 – listed on Euronext Dublin

(i)

Originally issued as a US$300 million bond in September 2003. Subsequently in August 2009 and December 2010, US$87.445 million of the issued Notes were acquired by CRH plc as part of liability management exercises undertaken

CRH America, Inc. is 100% owned by the Company (CRH plc). The Notes are fully and unconditionally guaranteed by CRH plc as defined in the indentures governing the Notes.

The Notes are unsecured and rank equally with all other present and future unsecured and unsubordinated obligations of CRH America, Inc and CRH plc, subject to exceptions for obligations preferred by law.

The guarantee is a full, irrevocable and unconditional guarantee of the principal, interest, premium, if any, and any other amounts payable in respect of the Guaranteed Notes given by CRH plc.

CRH plc also fully and unconditionally guarantees securities issued by CRH America Finance, Inc., which is a 100% owned finance subsidiary of CRH plc.

Basis of Presentation

The following summarised financial information reflects, on a combined basis, the Balance Sheet as at 31 December 2020 and the Income Statement for the year ended 31 December 2020 of CRH America, Inc and CRH plc, which guarantees the registered debt; collectively the ‘Obligor Group’.

Intercompany balances and transactions within the Obligor Group have been eliminated in the summarised financial information below. Amounts attributable to the Obligor Group’s investment in non-obligor subsidiaries have also been excluded. Intercompany receivables/payables and transactions with non-obligor subsidiaries are separately disclosed as applicable.

This summarised financial information has been prepared and presented pursuant to the Securities and Exchange Commission Regulation S-X Rule 13-01 and is not intended to present the financial position and results of operations of the Obligor Group in accordance with IFRS.

The summarised Income Statement information for the year ended 31 December 2020 is as follows:

For the year ended 31 December 2020 $m
Profit before tax from continuing operations (i)	663
- of which relates to transactions with non-obligor subsidiaries	761
Profit for the financial year – all of which is attributable to equity holders of the Company	658
- of which relates to transactions with non-obligor subsidiaries	761

(i)	Revenue and Gross Profit for the Obligor Group for the year ended 31 December 2020 amounted to $nil million.

The summarised Balance Sheet information as at the 31 December 2020 is as follows:

As at 31 December 2020 $m
Current assets	1,481
Current assets – of which is due from non-obligor subsidiaries	786
Non-current assets	4,189
Non-current assets – of which is due from non-obligor subsidiaries	4,115
Current liabilities	541
Current liabilities – of which is due to non-obligor subsidiaries	118
Non-current liabilities	2,085
Non-current liabilities – of which is due to non-obligor subsidiaries	nil

2020 Annual Report and Form 20-F

Contractual Obligations

An analysis of the maturity profile of debt, leases capitalised under IFRS 16, purchase obligations, deferred and contingent acquisition consideration and pension scheme contribution commitments at 31 December 2020 is as follows:

Contractual Obligations

Payments due by period	Total $m	Less than 1 year $m	1-3 years $m	3-5 years $m	More than 5 years $m
Interest-bearing loans and borrowings (i)	12,088	1,270	2,017	1,996	6,805
Lease liabilities under IFRS 16 (ii)	2,176	301	463	327	1,085
Estimated interest payments on contractually-committed debt (iii)	3,439	345	624	518	1,952
Deferred and contingent acquisition consideration	364	34	42	283	5
Purchase obligations (iv)	1,582	862	266	145	309
Retirement benefit obligation commitments (v)	20	2	4	4	10
Total	19,669	2,814	3,416	3,273	10,166

(i)

Of the $12.1 billion total gross debt, $0.2 billion is drawn on revolving facilities which may be repaid and redrawn up to the date of maturity. The interest payments are estimated assuming these loans are repaid on facility maturity dates.

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

(iv)

Purchase obligations include contracted for capital expenditure. A summary of the Group’s future purchase commitments as at 31 December 2020 for capital expenditure is set out in note 15 to the Consolidated Financial Statements. These expenditures for replacement and new projects are in the ordinary course of business and will be financed from internal resources.

(v)	These retirement benefit commitments comprise the contracted payments related to our pension schemes in the UK. See further details in note 30 to the Consolidated Financial Statements.

Quantitative and Qualitative Information about Market Risk

CRH addresses the sensitivity of the Group’s interest rate swaps and debt obligations to changes in interest rates in a sensitivity analysis technique that measures the estimated impacts on the income statement and on equity of either an increase or decrease in market interest rates or a strengthening or weakening in the euro against all other currencies, from the rates applicable at 31 December 2020, for each class of financial instrument with all other variables remaining constant. The technique used measures the estimated impact on profit before tax and on total equity arising on net year-end floating rate debt and on year-end equity, based on either an increase/decrease of 1% in floating interest rates or a 5% strengthening/weakening in the US Dollar/euro exchange rate. The US Dollar/euro rate has been selected for this sensitivity analysis given the materiality of the Group’s activities in euro. This analysis, set out in note 24 to the Consolidated Financial Statements, is for illustrative purposes only as in practice interest and foreign exchange rates rarely change in isolation.

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

219

Property, Plants and Equipment

At 19 February 2021, CRH had a total of 3,111 building materials production locations. 1,124 locations are leased, with the remaining 1,987 locations held on a freehold basis.

The significant subsidiary locations as at 31 December 2020 are the cement facilities in the US, Philippines, Poland, Ukraine, the UK, Romania, Slovakia, Canada, Ireland, Germany, France and Brazil. The clinker (the key intermediate product in the manufacture of cement) capacity for these locations is set out in the table below. Further details on locations and products manufactured are provided on pages 258 and 259. None of CRH’s individual properties is of material significance to the Group.

CRH believes that all the facilities are in good condition, adequate for their purpose and suitably utilised according to the individual nature and requirements of the relevant operations. CRH has a continuing programme of improvements and replacements to properties when considered appropriate to meet the needs of the individual operations. Further information in relation to the Group’s accounting policy and process governing any impairment of property, plant and equipment is given on page 142 and in note 15 to the Consolidated Financial Statements on page 164.

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

Significant Locations – Clinker Capacity

Subsidiary	Country	Number of plants	Clinker capacity (tonnes per hour)

Ash Grove	United States	8	925

Republic Cement	Philippines	5	628

Grupa Ożarów	Poland	1	342

Podilsky Cement PJSC	Ukraine	1	325

Tarmac	United Kingdom	3	306

CRH Romania	Romania	2	305

CRH Slovakia	Slovakia	2	290

CRH Canada	Canada	2	288

Irish Cement	Ireland	2	288

Opterra	Germany	2	268

Eqiom	France	3	243

Suwannee American Cement Company	United States	2	223

CRH Brazil	Brazil	3	200

2020 Annual Report and Form 20-F

Mineral Reserves

Activities with Reserves Backing (i)

			Surface acreage (hectares) (ii)				% of mineral reserves by rock type
	Physical location	No. of quarries /pits	Owned	Leased	Proven & probable reserves (iii)	Years to depletion (iv)	Hard rock	Sand & gravel	Other	2020 Annualised extraction (v)

Europe Materials

	France	3	778	-	75	27	100%	-	-	2.5

	Germany	2	632	-	130	50	100%	-	-	2.3

	Ireland	3	1,128	-	208	70	100%	-	-	3.1

	Philippines	14	996	213	468	68	100%	-	-	6.7

	Poland	1	516	-	188	45	93%	6%	1%	4.0

Cement	Romania	6	795	475	231	52	80%	-	20%	4.2

	Serbia	2	120	41	105	105	100%	-	-	1.2

	Slovakia	5	87	309	285	126	74%	-	26%	2.4

	Spain	2	78	-	104	195	100%	-	-	0.8

	Switzerland	3	183	26	86	86	100%	-	-	0.9

	Ukraine	2	-	297	94	31	65%	-	35%	3.2

	United Kingdom	11	2,105	199	255	59	96%	-	4%	4.4

	Finland	91	1,297	874	208	18	78%	22%	-	10.8

	France	49	716	1,125	158	21	71%	29%	-	5.5

	Ireland	85	4,578	372	896	55	92%	8%	-	13.7

Aggregates	Philippines	1	-	-	62	599	100%	-	-	0.0

	Poland	2	211	10	126	36	100%	-	-	3.3

	Romania	13	399	230	39	24	90%	10%	-	1.9

	Spain	9	75	110	90	61	100%	-	-	0.9

	United Kingdom	189	9,322	7,290	1,290	35	89%	11%	-	32.4

	Other	30	630	368	136	22	39%	32%	29%	6.4

Lime	Ireland, Poland, UK, Czech Republic	4	472	12	110	39	100%	-	-	3.1

	Germany	9	814	10	251	39	100%	-	-	6.1

Subtotals		536	25,932	11,961	5,595		90%	10%	-

Americas Materials

	Brazil	3	1,194	-	104	56	100%	-	-	1.9

Cement	Canada	2	732	-	249	90	100%	-	-	2.4

	United States	9	2,447	-	577	62	100%	-	-	8.9

Aggregates	Canada	46	5,583	799	783	39	82%	18%	-	18.9

	United States	659	47,632	19,313	15,041	95	73%	27%	-	133.9

Subtotals		719	57,588	20,112	16,754		70%	30%	-

Group totals		1,255	83,520	32,073	22,349		75%	25%	-

(i)	The disclosures made in this category refer to those facilities which are engaged in on-site processing of reserves in the various forms.

(ii)	1 hectare equals approximately 2.47 acres.

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

221

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

The Group has not employed third-parties to review reserves over the three-year period ending 31 December 2020 other than in business combination activities and specific instances where such a review was warranted.

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

Proven and probable reserve estimates are based on recoverable tonnes only and are thus stated net of estimated production losses and other matters factored into the computation (e.g. required slopes/ benches). In order for reserves to qualify for inclusion in the “proven and probable” category, the following conditions must be satisfied:

●	the reserves must be homogeneous deposits based on drill data and/or local geology; and

●	the deposits must be located on owned land or on land subject to lease

None of CRH’s mineral-bearing properties is individually material to the Group.

2020 Annual Report and Form 20-F

Risk Factors

This section describes the key risk factors that could affect the Group’s business. If any of these risks occur, the Group’s business, financial condition, results of operations and prospects could be materially adversely affected.

The risk factors listed below should be considered in connection with any forward-looking statements in this Annual Report and Form 20-F and the cautionary statements contained in Corporate Governance - Disclaimer/Forward-Looking Statements on page 101.

The risk factors presented below are reviewed on an annual basis and represent the key risk factors faced by the Group at the time of compilation of the 2020 Annual Report and Form 20-F. During the course of 2021, new risk factors may materialise attributable to changes in markets, regulatory environments and other factors and existing risk factors may become less relevant.

The Risk Factors have been grouped to focus on key strategic, operational, compliance and financial and reporting risks.

Key Strategic Risk Factors

Industry Cyclicality and Economic Conditions

Risk	Discussion

Description:

Construction activity, and therefore demand for the Group’s products, is inherently cyclical as it is influenced by global and national economic circumstances, monetary policies, consumer sentiment and weather conditions. The Group may also be negatively impacted by unfavourable swings in fuel and other commodity/raw material prices.

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

In general, economic uncertainty exacerbates negative trends in construction activity leading to postponement of orders. Construction markets are inherently cyclical and are affected by many factors that are beyond the Group’s control, including:

●   The performance of the national economies in the countries in which the Group operates, across Europe, the Americas and Asia;

●   Monetary policies in the countries in which the Group operates — for example, an increase in interest rates typically reduces the volume of mortgage borrowings thus adversely impacting residential construction activity;

●   The level of demand for building materials and services, with sustained adverse weather conditions leading to potential disruptions or curtailments in outdoor construction activity; and

●   The price of fuel and principal energy-related raw materials such as bitumen and steel (which accounted for approximately 9% of annual Group sales revenues in 2020 (11% in 2019))

The adequacy and timeliness of the actions taken by the Group’s management team are of critical importance in maintaining financial performance at appropriate levels. There is no guarantee that any future actions taken by Group management will be effective in managing these risks. Each of the above factors could have a material adverse effect on the Group’s operating results and the market price of CRH plc’s Ordinary Shares.

223

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

The Group’s acquisition strategy focuses on value-enhancing small to mid-sized acquisitions, largely in existing markets, supplemented from time to time by larger strategic acquisitions into new markets or new building products. In addition, as part of its ongoing commitment to active portfolio management, the Group may, from time to time, divest businesses which are evaluated to be non-core or underperforming.

The realisation of the Group’s acquisition strategy is dependent on the ability to identify and acquire suitable assets at appropriate prices thus satisfying the stringent cash flow and return on investment criteria underpinning such activities. The Group may not be able to identify such companies, and, even if identified, may not be able to acquire them because of a variety of factors including the outcome of due diligence processes, the ability to raise funds (as required) on acceptable terms, the need for competition authority approval in certain instances and competition for transactions from peers and other entities exploring acquisition opportunities in the building materials sector. In addition, situations may arise where the Group may be liable for the past acts, omissions or liabilities of companies acquired, or may remain liable in cases of divestment; for example, the potential environmental liabilities addressed under the Sustainability and Corporate Social Responsibility Risk Factor on page 228.

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

Public Policies and Geopolitics

Risk	Discussion

Description:

Adverse public policy, economic, social and political situations in any country in which the Group operates could lead to a fall in demand for the Group’s products, business interruption, restrictions on repatriation of earnings or a loss of plant access.

Impact:

Changes in these conditions may adversely affect the Group’s business, results of operations, financial condition or prospects.

Our markets and demand for the Group’s products is influenced by public policy and the fiscal ability and investment strategy of local and national governments in the jurisdictions in which we operate. The allocation of government funding for public infrastructure programmes is a key driver for our markets, such as the development of highways in the US under the Fixing Americas Surface Transportation Act (FAST Act), which has been extended to September 2021. COVID-19 restrictions and lockdowns increase the demand for government social expenditure, while having a dampening effect on the receipt of taxes. Any significant local and national government budget deficits, exacerbated by the effects of the COVID-19 pandemic, might result in a reduction in the investment made by local and national governments in infrastructure spending, thus reducing the demand for the Group’s products. Similarly, any significant change in investment strategy by policy makers in any of the Group’s key markets could reduce addressable market demand, adversely impacting financial performance.

The Group currently operates mainly in Western Europe and North America as well as, to a lesser degree, in developing countries/emerging markets in Eastern Europe, the Philippines and China. The economies of these countries are at varying stages of socioeconomic and macroeconomic development which could give rise to a number of risks, uncertainties and challenges that could include the following:

●   Changes in political, social or economic conditions;

●   Trade protection measures and import or export licensing requirements;

●   Political unrest and currency disintegration;

●   Activism and civil disturbance, triggered by natural disasters, terrorist events, outbreak of armed conflict, etc.;

●   Labour and procurement practices which contravene ethical considerations;

●   Unexpected changes in regulatory and tax requirements;

●   State-imposed restrictions on repatriation of funds; and

●   Outbreak of public health emergencies/epidemics/pandemics

The challenges and uncertainty posed by COVID-19, the continued uncertainties posed by Brexit and ongoing geopolitical tensions in the Ukraine, where the Group has significant business interests, have collectively contributed to heightened uncertainty with possible downside economic consequences.

2020 Annual Report and Form 20-F

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

People Management

Risk	Discussion

Description:

Existing processes around people management, such as attracting, retaining and developing people, leadership succession planning, as well as dealing with collective representation groups, may not deliver, inhibiting the Group achieving its strategy.

Impact:

Failure to effectively manage talent and plan for leadership succession could impede the realisation of strategic objectives.

The identification and subsequent assessment, management, development and deployment of talented individuals is of major importance in continuing to deliver on the Group’s strategy and in ensuring that succession planning objectives for key executive roles throughout its international operations are satisfied. As well as ensuring the Group identifies, hires, integrates, develops and promotes talent, the Group must promote mobility and hire a diverse workforce. The Group operates in a labour-intensive industry and must navigate the challenges posed by front-line labour shortages which may impact the Group’s ability to produce goods, operate facilities and install products.

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

The Group’s reserves for the production of primary building materials (which encompasses cement, lime, aggregates (stone, sand and gravel), asphalt, readymixed concrete and concrete products) fall into a variety of categories spanning a wide number of rock types and geological classifications and are found within our extensive network of quarry locations in attractive local markets globally. Continuity of the cash flows derived from the production and sale of building materials is dependent on satisfactory reserves planning and on the presence of appropriate long-term arrangements for their replacement. There can be no assurance that the required licences and permits will be forthcoming at the appropriate juncture or that relevant operating entities will continue to satisfy the many terms and conditions under which such licences and permits are granted.

The failure to plan adequately for current and future extraction and utilisation or to ensure ongoing compliance with the requirements of issuing authorities could lead to withdrawal of the related licence or permit and consequential disruption to operations.

For additional information on the Group’s reserve position, see page 221 of the Supplementary 20-F Disclosures.

225

Key Strategic Risk Factors - continued

Brexit

Risk	Discussion

Description:

The Group’s operations in the UK may face operational, regulatory and market challenges resulting from the UK’s withdrawal from the European Union, potentially impacting supply chain norms, construction labour availability and the general economic performance of the UK.

Impact:

Failure by the Group to manage the continued uncertainties posed by Brexit could result in adverse financial performance and a fall in the Group’s net worth.

After formally leaving the European Union on 31 January 2020, the UK entered a transition period, to 31 December 2020, during which time the UK remained bound to the rules and regulations of the EU. A Trade and Cooperation Agreement is provisionally in place from 1 January 2021 which is expected to be ratified by 30 April 2021 and sets out the future trading relationship between the UK and the European Union covering areas such as trade in goods and services. Uncertainties, however, remain over the challenges which could be posed by the operation of the trading agreement with delays in the import and export of goods being experienced at UK ports as customs check and regulatory procedures are carried out. Such checks could impact the performance of supply chains extending timelines and delaying supplier and customer commitments, while imposing additional taxes dependent on rules of origin.

Uncertainty remains over the performance of the UK’s economy, which has led to, and may continue to lead to, a fall in demand for the Group’s products. Commercial projects could be delayed or cancelled as businesses decide whether to invest in the UK market or not. Mortgage interest rates could rise, and credit could tighten which may adversely impact the residential sector leading to a fall in demand for residential housing and as such, a fall in demand for the Group’s products.

Government investments, infrastructure projects or initiatives may be delayed or cancelled as government funds tighten leading to the delay or cancellation of contracts which may have an adverse impact on the financial position of the Group. Uncertainty around Brexit has created, and might continue to create, volatility for the Pound Sterling. Any significant fall in the value of the Pound Sterling against the Group’s reporting currency could adversely impact consolidated results and net worth. For additional information on the impact of foreign exchange movements on the Consolidated Financial Statements for the Group for the year ended 31 December 2020, see the Business Performance section commencing on page 30.

Key Operational Risk Factors

COVID-19 Pandemic

Risk	Discussion

Description:

Public health emergencies, epidemics or pandemics, such as the emergence and spread of the COVID-19 pandemic, have the potential to significantly impact the Group’s operations through a fall in demand for the Group’s products, a reduction in staff availability and business interruption.

Impact:

The emergence and spread of the COVID-19 pandemic has had a material impact across the construction markets in which the Group operates. The continued uncertainty around the global pandemic could have an adverse effect on the Group’s operating results, cash flows, financial condition and/or prospects.

The global spread of COVID-19 and the mitigations and practices implemented by governments, such as restrictions on movement of people, temporary closure of businesses or public works stoppages has led to and may continue to lead to delays or stoppage of key infrastructure or commercial projects resulting in a fall in demand for the Group’s products.

Due to the widespread nature and duration of the current COVID-19 pandemic, the global economy and many of the economies in which the Group operates have been significantly impacted. Any significant fall in economic performance can lead to the postponement of orders and a fall in demand for the Group’s products. Further, funding allocated for infrastructure projects may be re-directed to deal with the fallout of the public health emergency. Stay at home orders and site closures, which the Group has experienced across our European businesses and select US states, have led to, and may continue to lead to delays in project completion and a postponement of orders.

The Group operates in a labour-intensive industry where employees’, contractors’ and customers’ activities can be adversely impacted by the availability of human resources to produce, manufacture or install the Group’s products. Any significant loss of employee resources for a sustained period of time due to quarantine, self-isolation or sickness as a result of a public health emergency could impact the Group’s ability to produce, manufacture and deliver goods. Similarly, the Group’s customers’ activities, and hence the demand for the Group’s products, could be adversely impacted by similar employee availability issues.

Responsibility for business continuity planning is vested in operating company management to ensure that the circumstances likely to give rise to material operational disruption are addressed. While business continuity plans exist across the Group’s businesses, there can be no guarantees that the implementation of these plans will be successful and that the plans will have the desired effect in minimising the effects of a public health emergency.

As the current COVID-19 pandemic continues, at this time it is not possible to predict the full extent and duration of any further impacts, including those listed above, and whether the actions taken by our leadership and people in the future will be successful in managing the risks posed by COVID-19.

2020 Annual Report and Form 20-F

Climate Change and Policy

Risk	Discussion

Description:

The impact of climate change may over time affect the operations of the Group and the markets in which the Group operates. This could include physical risks, such as acute and chronic changes in weather and/or transitional risks such as technological development, policy and regulation change and market and economic responses.

Impact:

Should the Group not reduce its greenhouse gases (GHGs) emissions by its identified targets, the Group may be subject to increased costs, adverse financial performance and reputational damage.

Physical Risks including:

●   Acute  & Chronic: Acute weather events such as hurricanes or flooding and chronic weather events such as sea level rise or higher temperatures may have an adverse effect on the Group’s business and operations. Operational productivity and demand for the Group’s products may be reduced during these weather events leading to reduced financial performance

Transition Risks including:

●   Technology: The failure to leverage innovation arising from technological advances related to carbon efficiencies in products and processes may increase operational costs, shorten product life cycles or give rise to early product obsolescence, thus impairing financial performance and/or future value creation

●   Legal  & Regulatory: Efforts to address climate change through laws and regulations, for example by requiring reductions in emissions of GHGs such as CO2, can create economic risks and uncertainties for the Group’s businesses. Such risks could include the cost of purchasing allowances or credits to meet GHG emissions caps, the cost of installing equipment to reduce emissions to comply with GHG limits or required technological standards, decreased profits or losses arising from decreased demand for the Group’s goods and higher production costs resulting directly or indirectly from the imposition of legislative or regulatory controls. Manifestation of these increased costs may increase the underlying cost of production of the Group’s products which may adversely impact the financial performance of the Group

●   Market & Reputation: Stakeholder expectations in relation to climate change continue to increase. The Group is subject to a broad range of additional environmental product information requests by customers in certain regions and increasing levels of disclosure regarding climate-related environmental performance from financial institutions, investors and other interested stakeholders. The Group includes within its offerings products aimed at climate adaptation, including sustainable drainage systems, flood defences and more resilient structures, as well as products that lower the operational carbon footprint of buildings, including high performance glass and glazing products that incorporate innovative thermal break technologies for superior thermal performance, precast concrete flooring and walling elements delivering energy savings, and balcony connector products that reduce thermal bridging, delivering energy saving. If customers’ and other stakeholders’ sustainability expectations are not satisfied, the Group’s product portfolio may be of reduced relevance due to weakened customer demand, the Group’s reputation may be harmed through not meeting investor expectations, and the Group could experience a deterioration in financial performance, such as increased cost of capital

The Group continues to be exposed to costs related to carbon emissions trading schemes. While these costs do not currently have a material financial impact, there can be no assurances that more extensive carbon cost mechanisms may be introduced that could potentially impact the Group’s financial performance. Further, the Group continues to engage with stakeholders to fully understand their expectations in relation to climate change. However, it is recognised that expectations continue to evolve rapidly and the Group cannot guarantee that all stakeholders’ expectations will continue to be met.

Please refer to page 234 of this Annual Report and Form 20-F for further details. In addition, the Group publishes an annual independently-assured Sustainability Report, which is available on www.crh.com.

227

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

Further, the COVID-19 pandemic has presented and continues to present additional health and safety challenges due to the potential transmission associated with the virus and changes to traditional operating norms. There is no guarantee that efforts to mitigate the risk of transmission will be effective in preventing the spread of COVID-19 at our sites and locations.

For additional information on the Group’s health and safety performance, see page 18 in this Annual Report and Form 20-F or refer to the Group’s Independently assured Sustainability Report, which is available on www.crh.com

Sustainability and Corporate Social Responsibility

Risk	Discussion

Description:

The nature of the Group’s activities poses inherent environmental, social and governance (ESG) risks, which are also subject to an evolving regulatory framework and changing societal expectations.

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

Please refer to pages 20 to 25 of this Annual Report and Form 20-F for further details. In addition, the Group publishes an annual independently-assured Sustainability Report, which is available on www.crh.com.

2020 Annual Report and Form 20-F

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

The Group is subject to various statutes, regulations and laws applicable to businesses generally in the countries and markets in which it operates. These include statutes, regulations and laws affecting land usage, zoning, labour and employment practices, competition/anti-trust, financial reporting, taxation, anti-bribery, anti-corruption, international trade compliance, governance and other matters. The Group mandates that its employees comply with its Code of Business Conduct which stipulates best practices in relation to legal, compliance and ethical matters amongst other issues. The Code of Business Conduct is available in multiple languages on www.crh.com

The Group cannot guarantee that its employees will at all times successfully comply with all demands of regulatory agencies, and there can be no assurance that the Group’s policies and procedures will afford adequate protection against breaches of these demands, fraudulent and/or corrupt activities. Any such activities or breaches of external regulations or internal policies could have a material adverse effect on the Group’s business, results of operations, financial condition or prospects.

Key Financial and Reporting Risk Factors

Goodwill Impairment

Risk	Discussion

Description:

Significant under-performance in any of the Group’s major cash-generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill.

Impact:

A material write-down of goodwill could have a substantial impact on the Group’s income and equity.

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

Arising from the Group’s impairment testing process and as a result of the combined economic impacts of COVID-19 and Brexit, the Group has recognised non-cash impairment charges of c. $0.8 billion in our full-year results for 2020, primarily relating to our UK assets and our associate investment in China.

While a goodwill impairment charge does not impact cash flow, a full write-down at 31 December 2020 would have resulted in a charge to income and a reduction in equity of $9.0 billion (2019: $9.1 billion).

229

Key Financial and Reporting Risk Factors - continued

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

●   Interest rate and leverage risks: The Group’s exposures to changes in interest rates result from investing and borrowing activities undertaken to manage liquidity and capital requirements and stem predominantly from long-term debt obligations. Borrowing costs are managed through employing a mix of fixed and floating rate debt and interest rate swaps, where appropriate. As at 31 December 2020, the Group had outstanding net indebtedness of approximately $5.9 billion (2019: $7.5 billion). Acquisition activity may impair its operating and financial flexibility over the longer term and could adversely affect its business, results of operations and financial position. This high level of absolute indebtedness could give rise to the Group dedicating a substantial portion of its cash flow to debt service thereby reducing the funds available in the longer term for working capital, capital expenditure, acquisitions, distributions to shareholders and other general corporate purposes and limiting its ability to borrow additional funds and to respond to competitive pressures. In addition, the Group’s level of indebtedness may give rise to a general increase in interest rates borne and there can be no assurance that the Group will not be adversely impacted by increases in borrowing costs in the future.

The Group has a number of material interest rate derivatives and finance contracts linked to the Inter-Bank Offered Rate (“IBOR”) which may be impacted by the transition away from IBOR linked rates to alternative reference rates as IBOR is phased out in 2021. At this time, it is not possible to predict the effect any discontinuance, modification or other reforms to IBOR or any other reference rates, the establishment of alternative reference rates or the transition away from IBOR will have on contracts linked to IBOR or the broader financial markets. Such reforms could have a significant impact on the financial markets and may impact CRH’s borrowing costs and cash flows. The Group is updating all IBOR related contracts to refer instead to new alternative reference rates. Some of the alternative reference rates are backward looking, meaning the related interest charges will not be fully known until close to the end of an interest period. At this time, it is not possible to say whether the alternative reference rates will be more or less volatile than IBOR and whether the transition to alternative reference rate-linked contracts will impact CRH’s borrowing costs and cash flows. Such changes may or may not adversely affect CRH’s financial position.

●   Foreign currency risks: Effective 1 January 2020, the Group changed reporting currency from euro to US Dollar. If the Group’s reporting currency weakens relative to the basket of foreign currencies in which net debt is denominated (including the euro, Canadian Dollar, Swiss Franc, Polish Zloty, Philippine Peso and Pound Sterling), the net debt balance would increase; the converse would apply if the Group’s reporting currency was to strengthen. The Group may not succeed in managing these foreign currency risks.

●   Counterparty risks: Insolvency of the financial institutions with which the Group conducts business, or a downgrade in their credit ratings, may lead to losses in derivative assets and cash and cash equivalents balances or render it more difficult either to utilise existing debt capacity or otherwise obtain financing for operations. The maximum exposure arising in the event of default on the part of the counterparty (including insolvency) is the carrying amount of the relevant financial instrument.

The Group holds significant cash balances on deposit with a variety of highly-rated financial institutions (typically invested on a short-term basis) which, together with cash and cash equivalents at 31 December 2020, totalled $7.7 billion (2019: $9.9 billion). In addition to the above, the Group enters into derivative transactions with a variety of highly-rated financial institutions giving rise to derivative assets and derivative liabilities; the relevant balances as at 31 December 2020 were $201 million and $13 million respectively (2019: $92 million and $18 million respectively). The counterparty risks inherent in these exposures may give rise to losses in the event that the relevant financial institutions suffer a ratings downgrade or become insolvent. In addition, certain of the Group’s activities (e.g. highway paving in the US) give rise to significant amounts receivable from counterparties at the balance sheet date; at year-end 2020, this balance was $1 billion (2019: $1 billion). In the business environment, there is increased exposure to counterparty default, particularly as regards bad debts.

●   Credit rating risks: A downgrade of the Group’s credit ratings may give rise to increases in funding costs in respect of future debt and may, among other concerns, impair its ability to access debt markets or otherwise raise funds or enter into letters of credit, for example, on acceptable terms. Such a downgrade may result from factors specific to the Group, including increased indebtedness stemming from acquisition activity, or from other factors such as general economic or sector-specific weakness or sovereign credit rating ceilings.

●   Liquidity risks: The principal liquidity risks stem from the maturation of debt obligations and derivative transactions. The Group aims to achieve flexibility in funding sources through a variety of means including (i) maintaining cash and cash equivalents with a number of highly-rated counterparties; (ii) meeting the bulk of debt requirements through debt capital markets or other term financing; (iii) limiting the annual maturity of such balances; and (iv) having surplus committed bank lines of credit. However, market or economic conditions may make it difficult at times to realise this objective.

For additional information on the above risks see note 24 to the Consolidated Financial Statements on pages 182 to 185.

2020 Annual Report and Form 20-F

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

The Group’s income tax charge is based on reported profits and statutory tax rates, which reflect various allowances and reliefs and tax efficiencies available to the Group in the multiple tax jurisdictions in which it operates. The determination of the Group’s provision for income tax requires certain judgements and estimates in relation to matters where the ultimate tax outcome may not be certain. The recognition of deferred tax assets also requires judgement as it involves an assessment of the future recoverability of those assets. In addition, the Group is subject to tax audits which can involve complex issues that could require extended periods to conclude, the resolution of which is often not within its control. Although management believes that the estimates included in the Consolidated Financial Statements and the Group’s tax return positions are reasonable, there can be no assurance that the final outcome of these matters will equal the estimates reflected in the Group’s historical income tax provisions and accruals.

As a multinational corporation, the Group is subject to various taxes in all jurisdictions of operation. Due to economic and political conditions, tax rates and the interpretation of tax rules in these jurisdictions may be subject to significant change, heightened during administration changes or periods of fiscal deficit in these economies. For example, potential tax rate increases in the US under the Biden administration tax policy proposals. In addition, the Group’s future effective income tax rate could be affected (positively or negatively) by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets or changes in tax laws or their interpretation.

Finally, changes to international tax principles, for example at an EU level, could adversely affect the Group’s effective tax rate or result in higher cash tax liabilities. If the Group’s effective income tax rate was to increase, its cash flows, financial condition and results of operations could be adversely affected.

Defined Benefit Pension Schemes and Related Obligations

Risk	Discussion

Description:

The assets and liabilities of defined benefit pension schemes, in place in certain operating jurisdictions, may exhibit significant period-on-period volatility attributable primarily to asset values, changes in bond yields/discount rates and anticipated longevity.

Impact:

Significant cash contributions may be required to remediate deficits applicable to past service. Fluctuations in the accounting surplus/deficit may adversely impact the Group’s credit metrics thus harming its ability to raise funds.

The assumptions used in the recognition of pension assets, liabilities, income and expenses (including discount rates, rate of increase in future compensation levels, mortality rates and healthcare cost trend rates) are updated based on market and economic conditions at the respective balance sheet date and for any relevant changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) the discount rate or changes in the rates of return on high-quality fixed income investments; (ii) future compensation levels, future labour market conditions and anticipated inflation; (iii) mortality rates, changes in the relevant actuarial funding valuations or changes in best practice; and (iv) healthcare cost trend rates or the rate of medical cost inflation in the relevant regions. The weighted average actuarial assumptions used and sensitivity analysis in relation to the significant assumptions employed in the determination of pension and other post-retirement liabilities are disclosed in note 30 to the Consolidation Financial Statements on pages 191 to 196. A prolonged period of financial market instability or other adverse changes in the assumptions mentioned above would have an adverse impact on the valuations of pension scheme assets.

Foreign Currency Translation

Risk	Discussion

Description:

The principal foreign exchange risks to which the Consolidated Financial Statements are exposed pertain to (i) adverse movements in reported results when translated into the reporting currency; and (ii) declines in the reporting currency value of net investments which are denominated in a wide basket of currencies other than the reporting currency.

Impact:

Adverse changes in the exchange rates will continue to negatively affect retained earnings. The annual impact is reported in the Consolidated Statement of Comprehensive Income.

Effective 1 January 2020, the Group changed reporting currency from euro to US Dollar. Given the geographic diversity of the Group, a significant proportion of its revenues, expenses, assets and liabilities are denominated in currencies other than the Group’s reporting currency, including the euro, Canadian Dollar, Swiss Franc, Polish Zloty, Philippine Peso and Pound Sterling. From year to year, adverse changes in the exchange rates used to translate these and other foreign currencies into the reporting currency have impacted and will continue to impact consolidated results and net worth.

For additional information on the impact of foreign exchange movements on the Consolidated Financial Statements for the Group for the year ended 31 December 2020, see the Business Performance section commencing on page 30 and note 24 to the Consolidated Financial Statements on page 182 to 185.

231

232

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

The Board of CRH has adopted a robust set of governance principles, which reflect the Code and its principles-based approach to corporate governance. Accordingly, the way in which CRH makes determinations of Directors’ independence differs from the NYSE rules. The Board has determined that, in its judgement, all of the non-executive Directors are independent. In doing so the Board did not explicitly take into consideration the independence requirements outlined in the NYSE’s listing standards.

However, the Board has determined that all of the non-executive Directors on the Audit Committee are independent according to the requirements of Rule 10A-3 of the US Securities Exchange Act of 1934. Further, CRH considers that the Terms of Reference for its Audit Committee, Remuneration Committee, Nomination and Corporate Governance Committee are generally responsive to the relevant NYSE rules, but may not address all aspects of such rules.

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

Management’s Report on Internal Control over Financial Reporting

In accordance with the requirements of Rule 13a-15 of the US Securities Exchange Act, the following report is provided by management in respect of the Company’s internal control over financial reporting. As defined by the SEC, internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of the Consolidated Financial Statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorisations of management and Directors of the Company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Company’s assets that could have a material effect on the Consolidated Financial Statements

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

In connection with the preparation of the Company’s annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organisations of the Treadway Commission.

1.	In accordance with Section 167(7) of the Companies Act 2014.

2020 Annual Report and Form 20-F

As permitted by the SEC, based on the quantitative and qualitative risk factors of our acquisitions in 2020, the Company has elected to exclude an assessment of the internal controls of acquired business combinations for the year 2020. Acquisitions, which are listed in note 32 to the Consolidated Financial Statements, constituted 0.5% and 1.0% of total and net assets respectively, as of 31 December 2020 and 0.4% and 0.6% of revenue and Group profit, respectively, for the financial year then ended.

Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of 31 December 2020, the Company’s internal control over financial reporting is effective.

Our auditors, Deloitte, a registered public accounting firm, who have audited the Consolidated Financial Statements for the year ended 31 December 2020, have audited the effectiveness of the Company’s internal controls over financial reporting. Their report, on which an unqualified opinion is expressed thereon, is included on page 130.

Changes in Internal Control over Financial Reporting

During 2020, there has been no change in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15 that occurred during the period covered by this Annual Report and Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Acquisitions excluded from the 2019 assessment of internal control over financial reporting were all successfully integrated into the CRH internal control systems in 2020.

Evaluation of Disclosure Controls and Procedures

Management has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) as of 31 December 2020. Based on that evaluation, the Chief Executive and the Finance Director have concluded that these disclosure controls and procedures were effective as of such date at the level of providing reasonable assurance.

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

233

234

The Environment and Government Regulations

As a building materials company, environmental laws and regulations relevant to extractive and production processes are significant to CRH. In Europe, operations are subject to national environmental laws and regulations, most of which now emanate from European Union Directives and Regulations. In North America, operations may be subject to federal, state, provincial and local environmental laws and regulations. In other jurisdictions, including the United Kingdom, national environmental and local laws apply.

Environmental Compliance Policy

In order to comply with environmental regulations and address environmental risks and opportunities, CRH has developed an environmental policy. The statement of policy, applied across all Group companies, is to:

●	address proactively the challenges of climate change, reduce emissions and waste as well as optimise our use of energy, water, land and other resources;

●	promote sustainable product and process innovation and new business opportunities;

●	support and enhance biodiversity, ensuring responsible land use and biodiversity management;

●	comply with or exceed all applicable environmental legislation and continually implement and improve our environmental management systems, always striving to meet or exceed industry best practice standards, monitoring and reporting performance;

●	maintain open communications and ensure that our employees and contractors are aware of and adhere to their environmental responsibilities; and

●	maintain positive relationships with stakeholders through engagement and consultation, always striving to be good neighbours in every community in which we operate

Environmental Management

and Governance

Achieving the Group’s environmental policy objectives at all locations is a management imperative. At Board level there is a dedicated Safety, Environment & Social Responsibility (SESR) Committee.

Overseen by the Board, the Group Chief Executive has overall responsibility for CRH’s sustainability performance and for ensuring sustainability policies are implemented in all business lines.

Daily responsibility for ensuring that the Group’s environmental policy is effectively implemented lies with individual location managers, assisted by a network of Group environmental specialists.

At each year end, the Group Sustainability function carries out a detailed assessment of Group environmental performance, which is reviewed by the SESR Committee and the Board.

Addressing Climate Change

CRH has evaluated the risks associated with climate change, including physical and transitional risks, together with opportunities arising from the transition to a low-carbon economy. A management strategy has been put in place to address these risks and opportunities. This focuses on reducing the carbon footprint of products during manufacture as well as contributing to reducing the lifetime emissions from the built environment. For example, CRH includes within its offerings multiple products aimed at climate adaptation and mitigation, including sustainable drainage systems, concrete products used in flood defence systems, products contributing to more resilient structures as well as products with high levels of recycled content, such as recycled asphalt pavement (RAP). In delivering this management strategy, CRH reduces carbon emissions and energy usage, achieves financial efficiencies, and, in addition, helps to address the global challenge of climate change.

CRH has developed an ambition to achieve carbon neutrality along the cement and concrete value chain by 2050. Having achieved its 2020 CO2 reduction commitment, CRH committed to a target of <520kg CO2 /tonnes of cementitious product by 2030, covering the portfolio of cement plants owned by CRH in 2019. This target represents a 33% reduction in specific net cement CO2 compared with 1990 levels. CRH’s carbon reduction roadmap is a science-based target that has been independently verified using Science Based Targets initiative (SBTi) methodologies to be in line with the Paris Agreement objectives at a 2°C scenario.

In order to meet its target, CRH has implemented capital expenditure programmes in its cement operations to reduce carbon emissions in the context of international and national commitments to reduce greenhouse gas emissions as well as CRH’s own emission reduction programme and targets discussed above. In regions and countries where trading schemes are in operation, facilities that fall within this scope of this legislation comply with CO2 “cap and trade” schemes, including the European Union Emissions Trading Scheme and other regional schemes.

CRH continues to be a member of the World Business Council for Sustainable Development (WBCSD) and is a founding member of the Global Cement and Concrete Association (GCCA), which is dedicated to developing and strengthening the sector’s contribution to sustainable construction.

Through its membership of the GCCA, WBCSD and various regional industry associations, CRH is actively involved in global and regional discussions on the climate change agenda.

The European Union aims to be climate-neutral, where there are no net emissions of greenhouse gases, by 2050. During 2020 European Union leaders agreed to a more ambitious emissions reduction target of 55% by 2030, compared to 1990. While CRH has a plan to address carbon emissions reductions to 2030 in the context of existing legislation, achieving further reductions would represent a significant extra constraint on cement operations in Europe.

CRH operations in the US are subject to a number of federal and state laws and regulations addressing climate change. Ultimately more comprehensive “cap and trade” schemes or other emission reduction legislation may be implemented in the US and Canada; depending on the scope of the legislation, this could significantly impact certain operations in North America. CRH continuously monitors developments in regulations and greenhouse gas initiatives involving local, provincial, state or federal governments. As of 19 February 2021, the Group is not aware of any such schemes that would materially affect its US operations.

Possible Environmental Liabilities

At 19 February 2021, there were no pending legal proceedings relating to site remediation which are anticipated to have a material adverse effect on the financial position or results of operations or liquidity of the Group, nor have internal reviews revealed any situations of likely material environmental liability to the Group.

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

2020 Annual Report and Form 20-F

Other Disclosures

History, Development and

Organisational Structure

of the Company

CRH is the leading building materials business in the world. Our global footprint spans 30 countries, employing c. 77,100 people at over 3,100 operating locations, serving customers across the breadth of the building materials spectrum.

CRH is the largest building materials business in North America and Europe. It also has positions in Asia and South America.

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

In the detailed description of CRH’s business on pages 30 to 51, estimates of the Group’s various aggregates and stone reserves have been provided by engineers employed by the individual operating companies. Details of product end-use by sector for each reporting segment are based on management estimates.

A listing of the principal subsidiary undertakings and equity accounted investments is contained on pages 250 to 254.

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

Exchange Rates

In this Annual Report and Form 20-F, references to “US Dollar”, “US$”, “$”, “US cents”, “cent” or “c” are, unless otherwise stated, to the United States currency, references to “euro”, “euro cent” or “€” are to the euro currency and “Stg£” or “Pound Sterling” are to the currency of the United Kingdom of Great Britain and Northern Ireland (UK). Other currencies referred to in this Annual Report and Form 20-F include Polish Zloty (PLN), Swiss Franc (CHF), Canadian Dollar (CAD), Chinese Renminbi (RMB), Indian Rupee (INR), Ukrainian Hryvnia (UAH), Philippine Peso (PHP), Romanian Leu (RON) and Serbian Dinar (RSD).

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

Research and Development

CRH is engaged in ongoing initiatives that advance its business as part of its relentless focus on continuous improvement. One of these areas is research and development, where such costs are not material in the context of the Consolidated Income Statement. CRH’s policy is to expense such costs as they occur.

Employees

The average number of employees for the past three financial years is disclosed in note 7 to the Consolidated Financial Statements on page 155. No significant industrial disputes have occurred at any of CRH’s factories or plants during the past five years. The Group believes that relations with its employees and labour unions are satisfactory.

Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a considerable extent on the seasonal impact of weather in CRH’s operating locations, with activity in some markets reduced significantly in winter due to inclement weather. First-half sales from continuing operations accounted for 44% of full-year 2020 (2019: 46%), while EBITDA (as defined)* from continuing operations for the first six months of 2020 represented 34% of the full-year out-turn (2019: 36%).

Significant Changes

No significant changes have occurred since the balance sheet date.

Latest Practical Information

Where referenced in the Supplementary 20-F Disclosures and Shareholder Information sections, information is provided at the latest practicable date, 19 February 2021.

*  EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

235

As the leading building business in the world, we

want to make a positive difference for people, society

and the environment. We continue to develop and

strengthen relationships with all of our stakeholders

through ongoing and proactive engagement.

2020 Annual Report and Form 20-F

Shareholder Information

Tarmac’s Thrislington Quarry provides an essential supply of aggregates to customers in the construction and steel industries in County Durham, in the North East of England. The 255-acre quarry, which also produces Tarmac’s trademark ‘Midas’ sand has been in operation since 1956 and is an important employer in the area.

237

Stock Exchange Listings

CRH has a premium listing on the LSE and a secondary listing on Euronext Dublin represented by the ticker symbols CRH and CRG respectively.

American Depositary Shares (ADSs), each representing one Ordinary Share, are listed on the NYSE. The ADSs are evidenced by ADRs issued by The Bank of New York Mellon (the ‘Depositary’) as

Depositary under an Amended and Restated Deposit Agreement dated 28 November 2006. The ticker symbol for the ADSs on the NYSE is CRH.

Share price data

	2020			2019
	LSE	Euronext Dublin	NYSE	LSE	Euronext Dublin	NYSE

Share price at 31 December	£30.58	€34.02	$42.58	£30.42	€35.67	$40.33

Market capitalisation	£24.0bn	€26.7bn	$33.4bn	£24.0bn	€28.2bn	$31.8bn

Share price movement during year:

-high	£31.67	€36.50	$42.82	£31.00	€36.25	$40.36

-low	£15.74	€17.43	$18.64	£20.72	€22.89	$26.05

For further information on CRH shares see note 31 to the Consolidated Financial Statements.

Ownership of Ordinary Shares

Shareholdings as at 31 December 2020

Geographic location (i)	Number of shares held ‘000s	% of total

United Kingdom	247,592	31.1

North America	234,821	29.5

Europe/Other	166,812	21.0

Retail	107,818	13.6

Ireland	28,010	3.5

Treasury (ii)	10,087	1.3

	795,140	100.0

(i)	This represents a best estimate of the number of shares controlled by fund managers resident in the geographic regions indicated. Private shareholders are classified as retail above.

(ii)	As detailed in note 31 to the Consolidated Financial Statements.

Holdings	Number of shareholders	% of total	Number of shares held ‘000s	% of total

1 - 1,000	14,527	61.7	4,408	0.6

1,001 - 10,000	7,044	29.9	21,001	2.6

10,001 - 100,000	1,399	5.9	42,166	5.3

100,001 - 1,000,000	473	2.0	143,785	18.1

Over 1,000,000	125	0.5	583,780	73.4

	23,568	100.0	795,140	100.0

The Company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. The major shareholders do not have any special voting rights.

As at 3 March 2021, the Company had received notification of certain interests in its Ordinary Share capital that were equal to, or in excess of, 3%. These interests are presented in Corporate Governance – Substantial Holdings on page 68.

2020 Annual Report and Form 20-F

Ownership of Ordinary Shares - continued

Purchases of Equity Securities by the Issuer and Affiliated Persons

In April 2018, CRH announced its intention to introduce a share repurchase programme to repurchase Ordinary Shares (including Income Shares) of up to €1 billion (the ‘Programme’).

During 2018, CRH repurchased a total of 27,901,471 Ordinary Shares under the Programme, returning a total of $0.9 billion in cash to shareholders.

The Programme was extended in 2019, with CRH repurchasing a total of 27,357,116 Ordinary Shares in 2019 and returning a further $0.9 billion to shareholders.

On 7 January 2020, CRH announced a further extension of the Programme and in March 2020 the Group completed the latest phase of its share repurchase programme with CRH repurchasing 5,951,146 shares and returning a further $0.2 billion of cash to shareholders. This brings the total cash returned to shareholders under the Programme to $2.0 billion since its commencement in 2018.

The tables below sets forth the Ordinary Shares repurchased under this programme together with details of the Ordinary Shares purchased by the Employee Benefit Trust (EBT) during 2020 and 2019.

See note 31 to the Consolidated Financial Statements for further details.

2020
Month	Total number of share buyback purchases	Total number of EBT purchases	Total number of shares purchased	Average price paid per share - share buyback (i)

January	1,850,167	-	1,850,167	€34.72

February	3,210,214	265,820	3,476,034	€33.78

March	890,765	804,405	1,695,170	€30.67

	5,951,146	1,070,225	7,021,371

2019
Month	Total number of share buyback purchases	Total number of EBT purchases	Total number of shares purchased	Average price paid per share - share buyback (i) (ii)

January	2,933,611	-	2,933,611	€24.56/£21.80

February	1,599,462	429,272	2,028,734	€27.02/£23.55

March	3,087,817	1,500,000	4,587,817	€27.44/£23.56

April	-	248,750	248,750	-

May	4,211,110	11,426	4,222,536	€28.80/£25.09

June	4,015,079	-	4,015,079	€28.45/£25.41

July	2,032,600	-	2,032,600	€29.58/£26.70

August	1,904,650	-	1,904,650	€28.54/£26.16

September	3,050,181	-	3,050,181	€30.81

October	2,179,962	-	2,179,962	€30.55

November	1,636,369	-	1,636,369	€33.46

December	706,275	-	706,275	€34.48
	27,357,116	2,189,448	29,546,564

(i)	Average price paid per share in respect of 2020 EBT purchases; February €30.68 and March €21.94 (2019: February €28.74, March €27.11, April €28.44 and May €28.54).

(ii)	Where applicable, for shares purchased on the LSE, the average price paid per share in Pound Sterling is disclosed.

Other than the above, there were no purchases of equity securities by the issuer and/or affiliated persons during the course of 2020.

CREST and Migration to Euroclear Bank

Since 1996, it has been possible to transfer shares in the Company through the CREST system and approximately 95% of the Company’s issued share capital are transferred in this way.

As a result of the withdrawal of the UK from the EU (Brexit), and following the end of the Brexit transition period on 31 December 2020, Euroclear UK & Ireland Limited (EUI) as the operator of the CREST system is no longer subject to EU law and, therefore, will cease to provide certain services in respect of Irish securities from March 2021.

CREST will be replaced by a central securities depository system (CSD) operated by Euroclear Bank SA/NV, an international CSD incorporated in Belgium (Euroclear Bank), as the long-term CSD for Irish securities settlement. As it is essential for the Company that electronic settlement of trading of its shares can continue on the LSE and on Euronext Dublin, shareholder approval was obtained at an EGM held on 9 February 2021 for the migration of the Company’s shares from the CREST system to the CSD system operated by Euroclear Bank.

239

Dividends

The Company has paid dividends on its Ordinary Shares in respect of each fiscal year since the formation of the Group in 1970. Dividends are paid to shareholders on the Register of Members on the record date for the dividend. Record dates are set in accordance with the rules of the LSE and Euronext Dublin. An interim dividend is normally declared by the Board of Directors in August of each year and is generally paid in September/October. A final dividend is normally recommended by the Board of Directors following the end of the fiscal year to which it relates and, if approved by the shareholders at an AGM, is generally paid in April/May of that year.

The payment of future cash dividends will be dependent upon future earnings, the financial condition of the Group and other factors.

The below table sets forth the amounts of interim, final and total dividends declared in US cents (2020) and euro cent (2016-2019) per Ordinary Share in respect of each fiscal year indicated. Solely for the convenience of the reader, dividends declared in the years 2016-2019 have been translated into US cents per Ordinary Share at the dividend record date exchange rate. An interim dividend of 22.00 US cents was paid in respect of Ordinary Shares on

25 September 2020. The final dividend, if approved at the forthcoming AGM of shareholders to be held on 29 April 2021, will be paid on 5 May 2021 to shareholders on the Register of Members as at the close of business on 19 March 2021 and will bring the full-year dividend for 2020 to 115.0 US cents.

Dividend Withholding Tax (DWT) must be deducted from dividends paid by an Irish resident company, unless a shareholder is entitled to an exemption and has submitted a properly completed exemption form to the Company’s Registrars, Link Registrars Limited (the ‘Registrars’). DWT applies to dividends paid by way of cash or by way of shares under a scrip dividend scheme and is deducted at the standard rate of Income Tax (25%). Non-resident shareholders located in countries with a double tax treaty with Ireland and certain Irish companies, trusts, pension schemes, investment undertakings and charities may be entitled to claim exemption from DWT. Copies of the exemption form may be obtained from the Registrars. Shareholders should note that DWT will be deducted from dividends in cases where a properly completed form has not been received by the specified deadline notified when a dividend is announced. Individuals who are resident in the Republic of Ireland for tax purposes are not entitled to an exemption. If shares are held via Euroclear Bank or CREST, the owners of the shares will need to contact the intermediary through whom the shares are held in order to arrange for the submission of the completed form.

Shareholders holding Ordinary Shares in certificated form who wish to have their dividend paid direct to their bank account, by electronic funds transfer, can do so by logging on to www.signalshares.com, selecting CRH plc and registering for the share portal (the ‘Share Portal’). Shareholders should note that they will need to have their Investor Code (found on their share certificate), and follow the instructions online to register.

Alternatively such shareholders can complete a paper dividend mandate form and submit it to the Registrars. A copy of the form can be obtained on the Registrar’s Share Portal or can be requested directly from the Registrars. Tax vouchers will continue to be sent to the shareholder’s registered address under this arrangement.

If shares are held via Euroclear Bank or CREST, the dividend will be paid by the Company in accordance with the instructions received from Euroclear Bank.

Section 5 of the Euroclear Terms and Conditions governing use of the Euroclear system provides that income/dividends received by Euroclear Bank will be distributed pro-rata to the holders of the relevant securities (i.e. the relevant EB Participants). Further details on the process of collection, distribution and payment of dividends are provided for in section 5.3 of the EB Operating Procedures, with reference to the Online Market Guides for market specific operational elements (currently the EB Service Description). All material information regarding the manner in which receipt of dividends and participation in corporate actions is processed is described in section 5 of the EB Services Description- (Version 4) – Custody - Income and

Corporate Actions. The owners of the shares held via Euroclear Bank or CREST will need to contact the intermediary through whom the shares are held in order to arrange for the onward payment of the dividend to them.

On 22 January 2021, EUI announced that by 29 March 2021 it expects to have in place new arrangements for how settlement banks provide their euro liquidity to EUI. In the same announcement, EUI confirmed that these arrangements will not impact how CREST participants instruct euro settlements nor the settlement process itself. In the announcement, EUI confirmed that it expects to publish details of the new euro settlement arrangements in the coming weeks. CREST participants are encouraged to speak to their settlement banks (who are fully aware of these changes) to consider what (if any) impact the new arrangements will have on their euro settlement activity with them.

To reflect the change in reporting currency from euro to US Dollar with effect from 1 January 2020, the 2020 interim dividend and all future dividends are declared in US Dollar. However, they are generally paid in euro. In order to avoid costs to shareholders, dividends are paid in Pound Sterling and US Dollar to shareholders whose shares are held in certificated form (see page 239) and whose address, according to the Share Register, is in the UK and the US respectively, unless they require otherwise. In respect of the 2020 final dividend, the latest date for receipt of currency elections is 31 March 2021. Where shares are held in the Euroclear Bank system, dividends are automatically paid in euro unless a currency election is made.

Investors holding CREST Depositary Interests (“CDI”s) should refer to the CREST International Service Description for information on currency elections in respect of CDIs.

Dividends in respect of 7% ‘A’ Cumulative Preference Shares are paid half-yearly on 5 April and 5 October. Dividends in respect of 5% Cumulative Preference Shares are paid half-yearly on 15 April and 15 October.

				US cents per Ordinary Share
Year ended 31 December 2020				Interim 22.00	Final 93.00(i)	Total 115.0

	euro cent per Ordinary Share			US cents per Ordinary Share(ii)
Years ended 31 December	Interim	Final	Total	Interim	Final	Total

2019	20.00	63.00	83.00	22.00	70.00	92.00

2018	19.60	52.40	72.00	22.80	59.20	82.00

2017	19.20	48.80	68.00	23.20	60.00	83.20

2016	18.80	46.20	65.00	21.20	49.00	70.20

(i)	Proposed.

(ii)	Interim and final dividends per Ordinary Share declared previously in euro have been translated to US Dollar using the dividend record date exchange rate.

2020 Annual Report and Form 20-F

Share Plans

The Group operates share option schemes, performance share plans, share participation schemes and savings-related share option schemes (the ‘Schemes’) for eligible employees in all regions where the regulations permit the operation of such schemes. A brief description of the Schemes is outlined below. Shares issued (whether by way of the allotment of new shares or the reissue of Treasury Shares) in connection with the Schemes rank pari passu in all respects with the existing shares in the Company.

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

The 2010 Share Option Schemes were based on one tier of options with a single vesting test. The performance criteria for the 2010 Share Option Schemes was EPS-based. Vesting only occurred once an initial performance target had been reached and, thereafter, exercise was dependent on continued employment in the Group. In considering the level of vesting based on EPS performance, the Remuneration Committee also considered the overall results of the Group.

Subject to the achievement of the EPS performance criteria, options may be exercised not later than ten years from the date of grant of the option, and not earlier than the expiration of three years from the date of grant. Benefits under the schemes are not pensionable.

2014 Performance Share Plan

The 2014 Performance Share Plan was approved by shareholders at the AGM on 7 May 2014. It replaces the 2010 Share Option Scheme. See the 2020 Directors’ Remuneration Report on page 88 for more details.

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

2010 Savings-related

Share Option Schemes

At the AGM held on 5 May 2010, shareholders approved the adoption of savings-related share option schemes for the UK and Ireland (the ‘2010 Savings-related Share Option Schemes’) to replace the 2000 Savings-related Share Option Schemes. These schemes expired in May 2020.

Prior to the expiry of these schemes, all employees of a participating subsidiary in the Republic of Ireland or the UK, who had satisfied a required qualifying period, would be invited to participate in this scheme.

Eligible employees who wished to participate in the scheme would enter into a savings contract with a nominated savings institution, for a three or a five-year period, to save a maximum of €500 or Stg£500, as appropriate, per month.

At the commencement of each contract period employees would have been granted an option to acquire Ordinary Shares in the Company at an option price which is equal to the amount proposed to be saved plus the bonus payable by the nominated savings institution at the end of the savings period. The price payable for each Ordinary Share under an option could not be less than the higher of par or 75% (or in the case of the UK scheme 80%) of the market value of a share on the day the invitation to apply for the option is issued.

On completion of the savings contract, employees may use the amount saved, together with the bonus earned, to exercise the option.

At 3 March 2021, 1,648,641 Ordinary Shares have been issued1 pursuant to the 2010 Savings-related Share Option Schemes to date.

It is proposed to seek approval from shareholders at the 2021 AGM to establish new savings-related share option schemes. The principal features of the proposed 2021 Schemes will be set out in the Circular containing the notice for the 2021 AGM. There are no material differences between the 2010 Schemes and 2021 Schemes.

Share Participation Schemes

At the AGM on 13 May 1987, shareholders approved the establishment of Share Participation Schemes for the Company, its subsidiaries and companies under its control. Directors and employees of the companies who are tax resident in Ireland and have at least one year’s service may elect to participate in these Share Participation Schemes.

At 3 March 2021, 8,319,280 Ordinary Shares have been issued1 pursuant to the Share Participation Schemes.

1. Whether by way of the allotment of new shares, the reissue of Treasury Shares or the purchase of Ordinary Shares.

241

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

Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	●	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	●	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	●	Distribution of deposited securities by the Depositary to ADS registered holders
(A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs)
Applicable Registration or Transfer fees	●	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when the holder deposits or withdraws shares
Applicable Expenses of the Depositary	●	Cable, telex and facsimile transmissions

	●	Currency conversion
Applicable Taxes and other governmental charges the Depositary or	●	As necessary
the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes

Fees and direct/indirect payments made by the Depositary to the Company

The Depositary has agreed to reimburse certain Company expenses related to the Company’s ADS programme and incurred by the Company in connection with the ADS programme. For the year ended 31 December 2020 the Depositary reimbursed to the Company, or paid amounts on its behalf to third parties, a total sum of $178,814. This table sets forth the category of expense that the Depositary has agreed to reimburse to the Company and the amounts reimbursed for the year ended 31 December 2020.

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

Category of expense reimbursed to the Company	Amount reimbursed for the year ended 31 December 2020 $
New York Stock Exchange listing fees	71,000
Investor relations expenses	107,119
Total	178,119
The table below sets forth the types of expenses that the Depositary has paid to third parties and the amounts reimbursed for the year ended 31 December 2020:
Category of expense waived or paid directly to third parties	Amount reimbursed for the year ended 31 December 2020 $
Printing, distribution and administration costs paid directly to third parties in connection with US shareholder communications and Annual General Meeting related expenses in connection with the American Depositary Share programme	695

Total	695

2020 Annual Report and Form 20-F

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

Taxation of Dividends

Paid to US Holders

Under general Irish tax law, US holders are not liable for Irish tax on dividends received from the Company. On the payment of dividends, the Company is obliged to withhold DWT. The statutory rate during 2020 was 25% of the dividend payable. Dividends paid by the Company to a US tax resident individual will be exempt from DWT provided the following conditions are met:

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

The amount of the dividend distribution includable in income of a US holder will be the US Dollar value of the dividends declared, regardless of whether the US holder elects to receive the payment in a currency other than US Dollars. If the US holder elects to receive the payment in a currency other than US Dollars, generally any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includable in income to the date such payment is received will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

243

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

2020 Annual Report and Form 20-F

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

Directors who are in any way, whether directly or indirectly, interested in contracts or other arrangements with CRH must declare the nature of their interest at a meeting of the Directors, and, subject to certain exemptions, may not vote in respect of any contract or arrangement or other proposal whatsoever in which they have any material interest other than by virtue of their interest in shares or debentures in the Company. However, in the absence of some other material interest not indicated below, a Director is entitled to vote and to be counted in a quorum for the purpose of any vote relating to a resolution concerning the following matters:

●   the giving of security or indemnity with respect to money lent or obligations taken by the Director at the request or for the benefit of the Company;

●   the giving of security or indemnity to a third party with respect to a debt or obligation of the Company which the Director has assumed

TexasBit, part of CRH’s Americas Materials Division completed this asphalt overlay project in the City of Waco, central Texas. The project involved the supply of c.220 tonnes of asphalt to upgrade the quality of the existing road surface. TexasBit’s crews worked to minimise disruption to local traffic flows while paving the new surface.

245

Memorandum and Articles of Association - continued

responsibility for under a guarantee, indemnity or the giving of security;

●	any proposal in which the Director is interested concerning the underwriting of Company shares, debentures or other securities;

●	any other proposal concerning any other company in which the Director is interested, directly or indirectly (whether as an officer, shareholder or otherwise) provided that the Director is not the holder of 1% or more of the voting interest in the shares of such company; and

●	proposals concerning the modification of certain retirement benefits under which the Director may benefit and which have been approved or are subject to approval by the Irish Revenue Commissioners

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

Voting Rights

The Articles provide that, at shareholders’ meetings, holders of Ordinary Shares, either in person or by proxy, are entitled to one vote on a show of hands and one vote per share on a poll. No member is entitled to vote at any general meeting unless all calls or other sums immediately payable in respect of shares in the Company have been paid.

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

Variation of Rights

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

Meetings

Shareholder meetings may be convened by majority vote of the Directors or requisitioned by shareholders holding not less than 5% of the voting rights of the Company. A quorum for a general meeting of the Company is constituted by two or more shareholders present in person and entitled to vote. The passing of resolutions at a meeting of the Company, other than special resolutions, requires a simple majority. A special resolution, in respect of which not less than 21 clear days’ notice in writing must be given, requires the affirmative vote of at least 75% of the votes cast.

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

2020 Annual Report and Form 20-F

General Information

Electronic Communications

Following the introduction of the 2007 Transparency Regulations, and in order to adopt a more environmentally friendly and cost effective approach, the Company provides shareholders with hard copy notifications that the Annual Report and Form 20-F and other shareholder communications are available electronically via the CRH website, www.crh.com, and only sends a printed copy to those shareholders who specifically request a copy. Shareholders who choose to do so can elect to receive email notifications that the Annual Reports and other Shareholder communications are available electronically. However, shareholders will continue to receive printed proxy forms, dividend documentation and, if the Company deems it appropriate, other documentation by post. Shareholders can alter the method by which they receive communications by contacting the Registrars.

CRH Website

Information on or accessible through our website, www.crh.com, other than the item identified as the Annual Report and Form 20-F, does not form part of and is not incorporated into the Company’s Annual Report on Form 20-F as filed with the SEC (the ‘Form 20-F’). References in this document to other documents on the CRH website, such as the CRH Sustainability Report, are included only as an aid to their location and are not incorporated by reference into the Form 20-F. The Group’s website provides the full text of the Form 20-F, which is filed annually with the SEC, interim reports, trading updates, copies of presentations to analysts and investors and circulars to shareholders. News releases are made available in the News section of the website, immediately after release to the Stock Exchanges.

Electronic Proxy Voting

Shareholders holding shares in certificated form may lodge a proxy form for the 2021 AGM electronically by accessing the Registrars’ website

www.signalshares.com and entering CRH plc in the company name field. Shareholders will need to register for Signal Shares by clicking on “registration section” (if you have not registered previously) and following the registration instructions.

Investors who hold their interests in the Company’s shares through either the Euroclear Bank system or as CREST Depository Interests (“CDI“s) should refer to the Euroclear Bank Service Description or the CREST International Manual respectively or to the broker or custodian through whom they hold their shares to give their voting instructions.

Further details on how shareholders holding shares in uncertificated form can vote electronically at the 2021 AGM are available in the notes to the Notice of the AGM.

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

Financial Calendar

Announcement of final results for 2020	4 March 2021

Ex-dividend date	18 March 2021

Record date for dividend	19 March 2021

Latest date for receipt of completed bank mandates	31 March 2021

Latest date for receipt of currency elections	31 March 2021

Latest date for revocation of existing bank mandates	31 March 2021

Annual General Meeting	29 April 2021

Dividend payment date	5 May 2021

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

Telephone: Toll Free Number

US residents: 1-888-269-2377

International: +1 201-680-6825

E-mail: shrrelations@cpushareownerservices.com

Website: www.mybnymdr.com

Frequently Asked Questions

(FAQs)

The Group’s website contains answers to questions frequently asked by shareholders, including questions regarding shareholdings, dividend payments, electronic communications and shareholder rights. The FAQs can be accessed in the Investors section of the website under Shareholder Centre.

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

Principal Accountant

Fees and Services

Details of auditors’ fees are set out in note 5 to the Consolidated Financial Statements. For details on the audit and non-audit services pre-approval policy see Corporate Governance – External Auditors on page 63.

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

247

Our commitment to sustainable business practices has been documented in our CRH Sustainability Report each year since 2004. This report can be found in the sustainability section of the CRH website.

2020 Annual Report and Form 20-F

Other

Information

Oldcastle BuildingEnvelope® (OBE), part of CRH’s Building Products Division, provided a number of products which contributed to the 2020 expansion of York University’s Schulich School of Business in Ontario, Canada. OBE also contributed to the project’s LEED gold target, including 6500 Series stick curtain wall utilized around the building, 2020 Series SSG vents which were incorporated into the chimney and the Reliance® Cassette curtain wall on the angular facade.

249

Principal Subsidiary Undertakings

as at 31 December 2020

Europe Materials

Incorporated and operating in		% held	Products and services

	Ergon N.V.*	100	Precast concrete and structural elements

	Oeterbeton N.V.*	100	Precast concrete

Belgium	Prefaco N.V.*	100	Precast concrete structural elements

	Schelfhout N.V.*	100	Precast concrete wall elements

	VVM N.V.*	100	Clinker grinding and cement production

	Northstone (NI) Limited (including Farrans	100	Aggregates, readymixed concrete, mortar, coated macadam,

	Construction Limited, Materials and Cubis divisions)		rooftiles, building and civil engineering contracting

	Premier Cement Limited	100	Marketing and distribution of cement

Britain &	Southern Cement Limited	100	Sale and distribution of cement

Northern Ireland	Tarmac Aggregates Limited	100	Aggregates, asphalt, readymixed concrete and contracting

	Tarmac Building Products Limited	100	Building products

	Tarmac Cement and Lime Limited	100	Cement and lime

	Tarmac Trading Limited	100	Aggregates, asphalt, cement, readymixed concrete and contracting

Czech Republic	Vapenka Vitosov s.r.o*	75	Production of lime and lime products

Denmark	Betongruppen RBR A/S CRH Concrete A/S	100 100	Concrete paving manufacturer Structural concrete products

Finland	Finnsementti Oy Rudus Oy	100 100	Cement Aggregates, readymixed concrete and concrete products

	Eqiom	99.99	Aggregates, asphalt, cement and readymixed concrete

France	L’industrielle du Béton S.A.*	100	Structural concrete products

	Stradal*	100	Utility and infrastructural concrete products

	Fels Holding GmbH	100	Holding company

	Fels Netz GmbH	100	Logistics and owned railway infrastructure operator

Germany	Fels Vertriebs und Service GmbH & Co. KG.	100	Lime and limestone, development of new products

	Fels-Werke GmbH	100	Production and sale of lime and limestone

	Opterra GmbH	100	Cement

	CRH Magyarország Kft.	100	Cement and readymixed concrete

Hungary	Ferrobeton Dunaújvárosi Beton- és	100	Precast concrete structural elements

	Vasbetonelem-gyártó Zrt

	Clogrennane Lime Limited	100	Burnt and hydrated lime

	Irish Cement Limited	100	Cement

Ireland	Roadstone Limited	100	Aggregates, readymixed concrete, mortar, coated macadam, concrete
			blocks and pipes, asphalt, agricultural and chemical limestone and
			contract surfacing

Netherlands	Calduran Kalkzandsteen B.V. Cementbouw B.V. Heembeton B.V. Dycore B.V.	100 100 100 100	Sand-lime bricks and building elements Cement transport and trading, readymixed concrete and aggregates Precast concrete structural elements Concrete flooring elements

Philippines (i)	Republic Cement & Building Materials, Inc. Republic Cement Land & Resources Inc.	40 40	Cement Cement and Building Materials

2020 Annual Report and Form 20-F

Europe Materials - continued

Incorporated and operating in		% held	Products and services

Poland	Przedsiebiorstwo Produkcji Mas Betonowych Bosta Beton Sp. z o.o. Drogomex Sp. z o.o.* Cement Ożarów S.A. Masfalt Sp. z o.o.* Trzuskawica S.A.	90.30 100 100 100 100	Readymixed concrete Asphalt and contract surfacing Cement Asphalt and contract surfacing Production of lime and lime products

Romania	CRH RMX & Agregate S.R.L. CRH Ciment (Romania) S.A. Elpreco S.A. Ferrobeton Romania SRL	98.61 98.61 100 100	Readymixed concrete Cement Architectural concrete products Structural concrete products

Russia	Fels Izvest OOO*	100	Production of lime and lime products

Serbia	CRH (Srbija) d.o.o.	100	Cement

Slovakia	CRH (Slovensko) a.s.	99.78	Cement and readymixed concrete

Spain	Beton Catalan S.A. Cementos Lemona S.A.	100 98.75	Readymixed concrete Cement

Switzerland	JURA-Holding AG*	100	Cement, aggregates and readymixed concrete

	LLC Cement*	100	Cement and clinker grinding

Ukraine	PJSC Mykolaivcement*	100	Cement

	Podilsky Cement PJSC	100	Cement

(i)  55% economic interest in the combined Philippines business (see note 33 to the Consolidated Financial Statements).

251

Principal Subsidiary Undertakings - continued

as at 31 December 2020

Americas Materials

Incorporated and operating in		% held	Products and services

Brazil	CRH Brasil Participações S.A. CRH Sudeste Indústria de Cimentos S.A	100 100	Holding company Cement

Canada	CRH Canada Group Inc.	100	Aggregates, asphalt, cement and readymixed concrete and provider of construction services

	Ash Grove Cement Company	100	Aggregates, readymixed concrete and cement

	Callanan Industries, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

	CPM Development Corporation	100	Aggregates, asphalt, readymixed concrete, prestressed concrete and related construction activities

	Dolomite Products Company, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

	Michigan Paving and Materials Company	100	Aggregates, asphalt and related construction activities

	Mountain Enterprises, Inc.	100	Aggregates, asphalt and related construction activities

	Mulzer Crushed Stone	100	Aggregates, asphalt, readymixed concrete, aggregates distribution and related construction activities

	CRH Americas Materials, Inc. and subsidiaries	100	Holding company

	Oldcastle SW Group, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

	OMG Midwest, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

United States	Pennsy Supply, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

	Pike Industries, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

	P.J. Keating Company	100	Aggregates, asphalt and related construction activities

	Preferred Materials, Inc.	100	Aggregates, asphalt, readymixed concrete, aggregates distribution and related construction activities

	Staker & Parson Companies	100	Aggregates, asphalt, readymixed concrete and related construction activities

	Suwannee American Cement Company, LLC	80	Cement

	Tilcon Connecticut Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities

	Tilcon New York Inc.	100	Aggregates, asphalt and related construction activities

	The Shelly Company	100	Aggregates, asphalt, readymixed concrete and related construction activities

	Trap Rock Industries, LLC*	60	Aggregates, asphalt and related construction activities

	West Virginia Paving, Inc.	100	Aggregates, asphalt and related construction activities

2020 Annual Report and Form 20-F

Building Products

Incorporated and operating in		% held	Products and services

Australia	Ancon Building Products Pty Ltd Cubis Systems Australia Pty Ltd*	100 100	Construction accessories Supplier of access chambers and ducting products

	Plakabeton N.V.	100	Construction accessories

Belgium	Marlux N.V.	100	Concrete paving and landscaping products

	Stradus N.V.	100	Concrete paving and landscaping products

Britain &	Ancon Limited	100	Construction accessories
Northern Ireland

Canada	Oldcastle Building Products Canada, Inc. (trading as Groupe Permacon, Expocrete Concrete Products, Techniseal, Abbotsford Concrete Products, Oldcastle BuildingEnvelope, C.R. Laurence of Canada, Oldcastle Enclosure Solutions)	100	Specialty masonry, hardscape and patio products, custom fabricated glass, architectural glazing systems and hardware for glass industry, utility boxes and trench systems

France	Plaka Group France S.A.S.	100	Construction accessories

Germany	EHL AG Halfen GmbH	100 100	Concrete paving and landscape walling products Construction accessories

Ireland	Cubis Systems Limited	100	Supplier of access chambers and ducting products

Netherlands	Struyk Verwo Groep B.V.	100	Concrete paving products

Poland	Polbruk S.A.	100	Concrete paving products

Slovakia	Premac, spol. s.r.o.*	100	Concrete paving and floor elements

Switzerland	F.J. Aschwanden AG*	100	Construction accessories

	MoistureShield, Inc.	100	Composite building products

	CRH Americas Products, Inc.	100	Holding company

	CRH America, Inc.	100	Holding company

	CRH America Finance, Inc.	100	Holding company

	C.R. Laurence Co., Inc.	100	Fabrication and distribution of custom

			hardware products for the glass industry

	Meadow Burke, LLC	100	Concrete accessories

	CRH Americas, Inc.	100	Holding company

	Oldcastle APG Northeast, Inc. (trading principally as Anchor Concrete Products)	100	Specialty masonry, hardscape and patio products

United States	Oldcastle APG South, Inc. (trading principally as Adams Products, Georgia Masonry Supply, Northfield Block Company, Anchor Block and Oldcastle Coastal)	100	Specialty masonry, hardscape and patio products

	Oldcastle APG West, Inc. (trading principally as Amcor Masonry Products, Central Pre-Mix Concrete Products, Jewell Concrete, Sierra Building Products, US Mix and Superlite Block)	100	Specialty masonry and stone products, hardscape and patio products

	Oldcastle APG, Inc.	100	Holding company

	APG Mid-Atlantic, Inc.	100	Specialty masonry, hardscape and patio products

	Oldcastle BuildingEnvelope™, Inc.	100	Custom fabricated architectural glass and architectural glazing systems

	Oldcastle Building Products, Inc.	100	Holding company

	Oldcastle Lawn & Garden, Inc.	100	Patio products, bagged stone, mulch and stone

	Oldcastle Infrastructure, Inc.	100	Precast concrete products, concrete pipe,

			prestressed plank and structural elements

253

Principal Equity Accounted Investments

as at 31 December 2020

Europe Materials

Incorporated and operating in		% held	Products and services

China	Jilin Yatai Group Building Materials Investment Company Limited*	26	Cement

Ireland	Kemek Limited*	50	Commercial explosives

Americas Materials

	Blackbird Infrastructure 407 General Partnership*	50	Special-purpose entity on highway infrastructure construction

	Blackbird Maintenance 407 General Partnership*	50	Construction

	Blackbird Constructors 407 General Partnership*	50	Construction

Canada	Blackbird Infrastructure 407 CRH GP Inc*	50	Special-purpose entity on highway infrastructure construction

	DAD (Finch West LRT Inc.)*	33	Special-purpose entity on Ontario infrastructure construction

	Mosaic Transit Partners General Partnership*	33	Special-purpose entity on Ontario infrastructure construction

	Mosaic Transit Constructors General Partnership*	33	Construction

United States	Buckeye Ready Mix, LLC* Cadillac Asphalt, LLC* Piedmont Asphalt, LLC* Southside Materials, LLC*	45 50 50 50	Readymixed concrete Asphalt Asphalt Aggregates

*    Audited by firms other than Deloitte

Pursuant to Sections 314-316 of the Companies Act 2014, a full list of subsidiaries, joint ventures and associated undertakings will be annexed to the Company’s Annual Return to be filed in the Companies Registration Office in Ireland.

2020 Annual Report and Form 20-F

Executive Leadership Biographies

Albert Manifold

Group Chief Executive

Appointed to the Board January 2009

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

Senan Murphy

Group Finance Director

Appointed to the Board January 2016

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

Qualifications: BComm, FCA.

Gina Jardine

Chief Human Resources Officer

Gina joined CRH in July 2019 as Senior Vice President, HR for our Building Products division, before being appointed Chief Human Resources Officer in January 2021. Gina has over 25 years’ experience in Global Human Resource roles spanning large scale industries including Building Products, Mining, Logistics & Warehousing, Telecommunications and Automotive. Immediately prior to CRH, she served as CHRO at Toronto-based Kinross Gold Corporation.

Qualifications: BA (Social Science), MBA.

Randy Lake

Group Executive, Strategic Operations

Randy joined CRH in the Americas in 1996 and has held several senior operating positions across multiple CRH businesses, initially in Architectural Products, then in Materials. In 2008, he was appointed President of our Americas Materials Performance group and subsequently led the launch of our Building Solutions business. Prior to his current appointment, Randy served as President of Americas Materials from 2016 to 2020. Randy is actively involved in the Materials industry in North America and served as Chairman of the US National Stone, Sand & Gravel Association in 2018.

Qualifications: BS (Business Administration), MBA.

Keith Haas

Group Executive, Commercial

Keith began his business career as an engineer at Amoco Chemical Company and joined CRH’s North American business in 1995. Prior to his current role, Keith has served in a number of business development and executive leadership roles, including President of our Architectural Products Group, President of Americas Products from 2012 to 2018 and President of our global Building Products Division from 2018 to 2020. Keith is also a member of the National Association of Manufacturers Board of Directors in the US.

Qualifications: BE (Mechanical), MBA.

David Dillon

President, Global Strategy & Business Development

David joined CRH in 1998 in the United States, where he was Controller for the Americas Materials Division. He returned to Europe in 2003, initially as Development Manager for the Europe Materials Division. He has since held a number of senior operational and leadership roles across the Group including Country Manager Finland in the Europe Materials Division and Managing Director Europe Lightside, and until the end of 2018 he was Divisional President of Europe Lightside & Distribution. Prior to joining CRH he held various financial roles in the airline industry.

Qualifications: BComm, FCA.

Dan Stover

President, Americas Materials

Before joining CRH in the Americas in 1999, Dan held various operating positions in the construction materials sector. At CRH, he has served in a number of roles including President of our Michigan business, President of Americas Materials northeast division and most recently, President of Americas Materials north division. Dan was appointed President of Americas Materials in 2021.

Qualifications: BS (Civil Engineering), MBA.

Nathan Creech

President, Building Products

Nathan joined CRH in the Americas in 2011. Prior to joining CRH, he held various operating and strategy roles in the building materials industry. At CRH, he has served in a number of business development and executive leadership roles, including Vice President US Strategy & Development, Senior Vice President, Central Division of Americas Materials and most recently as President of CRH’s Building Envelope business. Nathan was appointed President of Building Products in 2021.

Qualifications: BS (Business), MBA.

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

Qualifications: Bachelor of Economics and Accounting, MBA.

Isabel Foley

Group General Counsel

Isabel joined CRH in 2020 in the newly created role of Group General Counsel. Isabel was previously a partner at Arthur Cox, one of Ireland’s top-tier law firms, and is recognised globally as a leader in her field. She has advised State entities, multinationals and domestic corporations, and their boards, on business-critical risk, exposure and litigation arising from transactions and disputes as well as regulatory compliance and competition issues. Isabel is also an accredited mediator and an experienced and active mentor.

Qualifications: BCL, Law Society of Ireland, CEDR Accredited Mediator.

Juan Pablo San Agustín

Chief Innovation & Sustainability Officer

Juan Pablo joined CRH in October 2020 to take up the newly created role of Chief Innovation & Sustainability Officer. He has over 25 years’ experience working in the building materials industry across the Americas and Europe. His areas of expertise cover strategic planning, M&A, venture capital, digital innovation, and marketing. Immediately prior to CRH, he served as EVP of Strategic Planning and New Business Development at CEMEX.

Qualifications: BS, MBA.

Jim Mintern

EVP, Chief of Staff to the Chief Executive

Jim has over 30 years’ experience in the building materials industry, nearly 20 years of which have been with CRH. Jim joined CRH as Finance Director for Roadstone and since then has held a number of positions across the Group, including Managing Director of each of the Western and Eastern regions of our Europe Materials Division and prior to that as Country Manager for Ireland. Working closely with Divisional and operational leadership, Jim has oversight of our Performance, Group Technical Services, Safety and Special Projects activities.

Qualifications: BComm, FCA.

255

Exhibits

The following documents are filed in the SEC’s EDGAR system, as part of this Annual Report on Form 20-F, and can be viewed on the SEC’s website.

1.	Memorandum and Articles of Association.

2.1	Amended and Restated Deposit Agreement dated 28 November 2006, between CRH plc and The Bank of New York Mellon.*

2.2	Description of securities registered under Section 12 of the Exchange Act.

8.	Listing of principal subsidiary undertakings and equity accounted investments (included on pages 250 to 254 of this Annual Report and Form 20-F).

12.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002.

13.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002.**

15.1	Consent of Independent Registered Public Accounting Firm - Deloitte.

15.2	Consent of Independent Registered Public Accounting Firm - EY.

15.3	Governance Appendix.

16.	Disclosure of Mine Safety and Health Administration (MSHA) Safety Data.

17.	List of Issuers and Guarantors.

101.	eXtensible Business Reporting Language (XBRL).

*	Incorporated by reference to Annual Report on Form 20-F for the year ended 31 December 2006 that was filed by the Company on 3 May 2007.
**	Furnished but not filed.

The total amount of long-term debt of the Registrant and its subsidiaries authorised under any one instrument does not exceed 10% of the total assets of CRH plc and its subsidiaries on a consolidated basis.

The Company agrees to furnish copies of any such instrument to the SEC upon request.

2020 Annual Report and Form 20-F

Cross Reference to Form 20-F Requirements

This table has been provided as a cross reference from the information included in this Annual Report and Form 20-F to the requirements of this 20-F.

			Page
PART I

Item 1.	Identity of Directors, Senior Management and Advisors		n/a

Item 2.	Offer Statistics and Expected Timetable		n/a

Item 3.	Key Information

	A	- Selected Financial Data	212

	B	- Capitalisation and Indebtedness	n/a

	C	- Reasons for the Offer and Use of Proceeds	n/a

	D	- Risk Factors	223

Item 4.	Information on the Company

	A	- History and Development of the Company	2, 3, 34, 36, 235

	B	- Business Overview	32, 38, 220, 234, 235

	C	- Organisational Structure	235, 250

	D	- Property, Plants and Equipment	220

Item 4A.	Unresolved Staff Comments		None

Item 5.	Operating and Financial Review and
	Prospects

	A	- Operating Results	10, 32, 182, 213, 234

	B	- Liquidity and Capital Resources	32, 33, 35, 174,
			178-188, 219

	C	- Research and Development, Patents and Licences, etc.	235

	D	- Trend Information	10, 32

	E	- Off-Balance Sheet Arrangements	219

	F	- Tabular Disclosure of Contractual Obligations	219

	G	- Safe Harbor	101

	Supplemental Guarantor Information		218

Item 6.	Directors, Senior Management and Employees

	A	- Directors and Senior Management	9, 54, 255

	B	- Compensation	74

	C	- Board Practices	56, 57, 58, 60, 69, 74

	D	- Employees	235

	E	- Share Ownership	98, 241

Item 7.	Major Shareholders and Related Party Transactions
	A	- Major Shareholders	68, 238

	B	- Related Party Transactions	204

	C	- Interests of Experts and Counsel	n/a

Item 8.	Financial Information

	A	- Consolidated Statements and Other Financial Information	132-204

		- Legal Proceedings	235

		- Dividends	240

	B	- Significant Changes	235

Item 9.	The Offer and Listing
	A	- Offer and Listing Details	238

	B	- Plan of Distribution	n/a

			Page

	C	- Markets	238

	D	- Selling Shareholders	n/a

	E	- Dilution	n/a

	F	- Expenses of the Issue	n/a

Item 10.	Additional Information

	A	- Share Capital	n/a

	B	- Memorandum and Articles of Association	245

	C	- Material Contracts	None

	D	- Exchange Controls	247

	E	- Taxation	243

	F	- Dividends and Paying Agents	n/a

	G	- Statements by Experts	n/a

	H	- Documents on Display	247

	I	- Subsidiary Information	250

Item 11.	Quantitative and Qualitative Disclosures about Market Risk		219

Item 12.	Description of Securities Other than Equity Securities

	A	- Debt Securities	n/a

	B	- Warrants and Rights	n/a

	C	- Other Securities	n/a

	D	- American Depositary Shares	242

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies		None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		None

Item 15.	Controls and Procedures		130, 232, 233

Item 16A.	Audit Committee Financial Expert		56, 57

Item 16B.	Code of Ethics		68

Item 16C.	Principal Accountant Fees and Services		63, 69,
			153, 247

Item 16D.	Exemptions from the Listing Standards for Audit Committees		n/a

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		239

Item 16F.	Change in Registrant’s Certifying Accountant		None

Item 16G.	Corporate Governance		232

Item 16H.	Mine Safety Disclosures		220

PART III

Item 17.	Financial Statements		n/a

Item 18.	Financial Statements		132-204

Item 19.	Exhibits		256

257

Our Products and Services Locations

	Cement	Aggregates	Lime	Readymixed Concrete	Asphalt

Australia

Austria

Belgium

Brazil

Canada

China[1]

Czech Republic

Denmark

Estonia

Finland

France

Germany

Hungary

Ireland

Italy

Malaysia

Netherlands

Norway

Philippines

Poland

Romania

Russia

Serbia

Slovakia

Spain

Sweden

Switzerland

Ukraine

United Kingdom

United States

*	Includes Infrastructure Products, Architecture Products and Network Access Products
1.	Includes the Group’s equity accounted investment

2020 Annual Report and Form 20-F

Paving & Construction	Concrete Products*	Glass & Glazing Systems	Custom Glazing Hardware	Construction Accessories

259

Index

A

Accounting Policies	137

Acquisitions Committee	68

American Depositary Shares	242

Americas Materials	40

Annual General Meeting	98

Audit Committee	60

Auditors (Directors’ Report)	102

Auditor’s Remuneration	63, 153, 209

Auditor’s Report, Independent (US)	126

B

Balance Sheet

- Consolidated	134

Board Approval of Financial Statements (note 35)	204

Board Committees	68

Board Effectiveness	59

Board of Directors	54

Board Responsibilities	67

Building Products	48

Business and Non-Current Asset Disposals (note 6)	154

Business Combinations (note 32)	143, 200

Business Model	16

Business Performance	30

C

Capital and Financial Risk Management (note 24)	182

Cash and Cash Equivalents (note 25)	144, 186

Cash Flow, Operating	19

Cash Flow Statement, Consolidated	136

Chairman’s Introduction	4

Chief Executive’s Review	10

Communications with Shareholders	69

Company Secretary	69

Compliance and Ethics	68

Contractual Obligations	219

Corporate Governance Practices	232

Corporate Governance Report	58

Cost Analysis (note 4)	152

CREST and Migration to Euroclear Bank	239

D

Debt, Analysis of Net (note 23)	178

Deferred Income Tax

- expense (note 12)	142, 160

- assets and liabilities (note 29)	142, 190

Depreciation

- cost analysis (note 4)	152

- property, plant and equipment (note 15)	138, 142, 164

- segment analysis (note 2)	149

Derivative Financial Instruments (note 27)	144, 187

Directors’ Emoluments and Interests (note 8)	155, 209

Directors’ Interests in Share Capital	98

Directors’ Remuneration Report	74

Directors’ Report	100

Directors’ Share Options	92

Discontinued Operations (note 3)	141, 151

Dividend Payments (Shareholder Information)	100, 240

Dividend per Share	1

Dividends (note 13)	145, 162

E

Earnings per Ordinary Share (note 14)	163

Employees, Average Number (note 7)	155

Employment Costs (note 7)	155

Equity Accounted Investments’ Profit, Share of (note 11)	160

Europe Materials	44

Exchange Rates	146

Exhibits	256

F

Finance Committee	68

Finance Costs and Finance Income (note 10)	159

Finance Director’s Review	32

Financial Assets (note 17)	169

Financial Calendar	247

Financial Statements, Consolidated	132

Foreign Currency Translation	111, 231

Frequently Asked Questions	247

G

Global Business	2

Going Concern	102

Governance	52

Greenhouse Gas Emissions	18

Guarantees (note 26)	187

H

Health and Safety	18

2020 Annual Report and Form 20-F

I

Inclusion and Diversity	18, 71

Income Statement, Consolidated	132

Income Tax Expense (note 12)	160

Intangible Assets (note 16)	143, 166

Inventories (note 18)	144, 170

Investor Relations Activities	69

K

Key Components of 2020 Performance	33

KPIs, Financial	19

KPIs, Non-Financial	18

L

Leases (note 22)	143, 175

Listing Rule 9.8.4C	101

Loans and Borrowings, Interest-Bearing (note 26)	144, 186

M

Measuring Performance	18

Memorandum and Articles of Association	69, 245

N

Nomination & Corporate Governance Committee	64

Non-controlling Interests (note 33)	203

Non-GAAP Performance Measures	213

Notes on Consolidated Financial Statements	147

O

Operating Costs (note 4)	152

P

Pensions, Retirement Benefit Obligations (note 30)	138, 191

Principal Equity Accounted Investments	254

Principal Subsidiary Undertakings	250

Profit on Disposals (note 6)	154

Property, Plant and Equipment (note 15)	138, 142, 164

Property, Plants and Equipment	220

Provisions for Liabilities (note 28)	139, 189

Proxy Voting, Electronic	247

R

Registrars	247

Regulatory Information	101

Related Party Transactions (note 34)	204

Remuneration Committee	88

Reserves, Mineral	221

Retirement Benefit Obligations (note 30)	138, 191

Return on Net Assets (RONA)	19, 214, 216

Revenue (note 1)	140, 147

Risk Governance	26

Risk Management and Internal Control	102, 232

Risk Factors	223

S

Safety, Environment & Social Responsibility Committee	20, 70, 234

Sector Exposure and End-Use

- Americas Materials	40

- Europe Materials	44

- Building Products	48

Segment Information (note 2)	141, 149

Selected Financial Data	212

Senior Independent Director	55

Share-based Payments (note 9)	141, 156

Share Capital and Reserves (note 31)	145, 197

Share Options

- Directors	92

- Employees (note 9)	156

Share Price Data	238

Shareholder Communication	69

Shareholdings as at 31 December 2020	68, 238

Statement of Changes in Equity, Consolidated	135

Statement of Comprehensive Income, Consolidated	133

Stock Exchange Listings	68, 238

Strategy	14

Substantial Holdings	68

Sustainability	20

T

Total Shareholder Return (TSR)	8, 19

Trade and Other Payables (note 20)	173

Trade and Other Receivables (note 19)	144, 170

V

Volumes, Annualised

- Americas Materials	40

- Europe Materials	44

W

Website	69, 247

Working Capital and Provisions for Liabilities, Movement in (note 21)	174

261

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

CRH public limited company

(Registrant)

/s/ S. Murphy
By:

Senan Murphy
Group Finance Director

Dated: 12 March 2021

2020 Annual Report and Form 20-F

[THIS PAGE INTENTIONALLY LEFT BLANK]

263

264

[THIS PAGE INTENTIONALLY LEFT BLANK]

CRH plc

Stonemason’s Way

Rathfarnham

Dublin 16

D16 KH51

Ireland

Telephone: +353 1 404 1000

E-mail: mail@crh.com

Website: www.crh.com

Registered Office

42 Fitzwilliam Square

Dublin 2

D02 R279

Ireland

Telephone: +353 1 634 4340

E-mail: crh42@crh.com

CRH® is a registered trade mark

of CRH plc.

Cover image: Silver Tower, Noordstation, Sint-Joost-ten-Node, Brussels. The elliptical structure is 136m tall with 33 floors above ground and was completed in 2020. Ergon, part of CRH’s Europe Materials Division provided columns, beams, prestressed vaulting and other concrete elements for the project.