Form 20-F
period 2021-12-31
CRH PUBLIC LTD CO
filed 2022-03-11
CIK 849395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

(Mark One)	WASHINGTON, D.C. 20549
FORM 20-F
☐
 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
          For the fiscal year ended: December 31, 2021
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

Jim Mintern
Tel: +353 1 404 1000
mail@crh.com
Stonemason’s Way, Rathfarnham, Dublin 16, Ireland
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol(s)	Name of each exchange on which registered

CRH plc
Ordinary Shares of € 0.32 each		New York Stock Exchange*

American Depositary Shares, each representing the right to receive one Ordinary Share	CRH	New York Stock Exchange
–
*	Not for trading but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of € 0.32 each	774,140,338
5% Cumulative Preference Shares of € 1.27 each	50,000
7% ‘A’ Cumulative Preference Shares of € 1.27 each	872,000
–
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
☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes
☐
No X

[THIS PAGE INTENTIONALLY LEFT BLANK]

Annual Report and Form 20-F

Strategy

Our strategy is to continue to grow and improve our business and in doing so to maximise long-term value and deliver superior returns for our shareholders and for society.

Values

Our values unite us in the way we work, every day, all over the world. We put safety first, we continuously create value, we do what we say, we lead with integrity, we build enduring relationships and we operate locally, but act as one company globally.

Sustainability

Sustainability is a strategic imperative for our business. We are committed to growing and improving in a way that creates financial and non-financial value for all stakeholders and that has a positive impact on the world around us.

This document constitutes the Annual Report and Financial Statements in accordance with Irish and UK requirements and the Annual Report on Form 20-F in accordance with the US Securities Exchange Act of 1934, for CRH plc for the year ended 31 December 2021. A cross reference to Form 20-F requirements is included on page 269.

The Directors' Statements (comprising the Statement of Directors' Responsibilities, the Viability Statement and the Directors' Compliance Statement on pages 112 to 114), the Principal Risks and Uncertainties (on pages 116 to 121), the Independent Auditors' Reports (on pages 124 to 134), the Parent Company financial statements of CRH plc (on pages 211 to 215) and EU Taxonomy (on page 243) do not form part of CRH's Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC).

Forward-Looking Statements

This document contains forward-looking statements, which by their nature involve risk and uncertainty. Please see Disclaimer/Forward-Looking Statements on page 111 for more information about these statements and certain factors that may cause them to prove inaccurate.

View the Report on our website:
www.crh.com/investors/annual-reports/

2021 Annual Report and Form 20-F 1 Our 2021 Performance Highlights SALES $31.0 billion +12% $27.6bn 2020 $31.0bn 2021 EBITDA (AS DEFINED)* $5.35 billion +16% $4.6bn 2020 $5.35bn 2021 OPERATING PROFIT $3.6 billion +58% $2.3bn 2020 $3.6bn 2021 PEOPLE 22%females in senior leadership 6% 16% 2020 22% 2021 CIRCULAR ECONOMY million tonnes of alternative fuels and 39.5raw materials recycled 8% 36.5mt 2020 39.5mt 2021 PROFIT AFTER TAX $2.6 billion +125% $1.2bn 2020 $2.6bn 2021 EARNINGS PER SHARE 328.8 cent +130% 142.9c 2020 328.8c 2021 DIVIDEND PER SHARE 121.0 cent +5% 115.0c 2020 121.0c 2021 CLIMATE kg CO2/ $ revenue Greenhouse Gas Emissions Scope 1 1.2 and Scope 2 CO Emissions -8% 2 1.3kg CO /$ 2020 2 1.2kg CO2/$ 2021 SUSTAINABLE PRODUCTS billion revenue $11.5from products with enhanced sustainability attributes 17% $9.8bn 2020 $11.5bn 2021 EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

Our business at a glance We are organised as three operating Divisions of scale comprising Americas Materials, Europe Materials and Building Products. Our Three Operating Divisions Americas Materials +10% 2020: $11.3 billion c. 28,300 employees SALES c. 1,605 operating locations 46 US states, six Canadian provinces $12.4 billion Products & Services Aggregates • Cement • Paving and Construction Services • Readymixed Concrete • Asphalt Europe Materials +16% 2020: $9.1 billion c. 25,600 employees SALES c. 1,120 operating locations 20 Countries $10.6 billion Products & Services Aggregates • Cement • Lime • Paving and Construction Services • Infrastructural Concrete • Readymixed Concrete • Asphalt Building Products +11% 2020: $7.2 billion c. 23,500 employees SALES c. 510 operating locations 19 Countries $8.0 billion Products & Services Architectural Products • Building Envelope Infrastructure Products • Construction Accessories Our Integrated Building Solutions Story Mineral Reserves and Resources Our mineral reserves and resources are found in our extensive network of quarry locations. Building Materials We process our mineral reserves to produce primary building materials including cement, lime, aggregates, asphalt and readymixed concrete. Building Products We also produce and supply a wide range of products for construction markets globally including Architectural Products, Building Envelope Products, Infrastructure Products and Construction Accessories.

2021 Annual Report and Form 20-F 3

The leading building materials business in the world

28 Countries

c. 3,235 Locations

c. 77,400 People

#1 North America

#1 Europe

Residential Solutions
We then add value to the building materials and products, supplying a range of integrated solutions for use in homes.

Utility Solutions
We combine and bundle building materials and products to create highly engineered systems to collect, connect & protect vital utility infrastructure.

Transport Infrastructure Solutions
We design, manufacture, install, maintain and recycle end-to-end infrastructure solutions which connect communities using uniquely integrating materials, products, solutions and services.

building materials and products, supplying a range of integrated solutions for use in homes. and building owners to design, engineer, test and manufacture solutions for the building envelope including curtain walls, storefronts and architectural glass. building materials and products to create highly engineered systems to collect, connect & protect vital utility infrastructure. and recycle end-to-end infrastructure solutions which connect communities using uniquely integrating materials, products, solutions and services.

A Record Financial Performance

2021 saw a record financial performance for CRH, attributable to the hard work of our employees, the consistent execution of our clear, focused strategy, the resilience and flexibility of the Group’s business model and ongoing initiatives to enhance and improve business and operational performance.

These results also reflect the value which customers place on the depth and breadth of CRH’s products and the expertise with which its skilled employees provide solutions for customers’ needs in a fast-evolving construction environment.

CRH grew its revenues, profit, margins, cash generation and returns on capital during 2021 with Operating Cash Flow
2
of $4.2 billion (2020: $3.9 billion) arising from record EBITDA (as defined)* of $5.35 billion (2020: $4.6 billion), enabling, amongst other investment activities, capital expenditure of $1.6 billion (2020: $1.0 billion) in existing businesses.

CRH continues to actively manage its portfolio of businesses, assessing the ability of each business to continue to contribute to CRH’s long-term strategy and evaluating the potential for acquisitions to enhance our business platforms through the provision of value-added solutions for customers.

The strength of CRH’s business model, balance sheet and cash generation provide the Board with significant optionality to invest in businesses which fit our clearly defined strategy and which can generate enhanced value for our shareholders. During 2021, CRH invested $1.5 billion (2020: $0.4 billion) on acquisitions and we have a strong pipeline of development opportunities.

Further details on the record performance in 2021 and implementation of CRH’s value creation strategy are set out in the Chief Executive’s report on pages 10 to 11.

Delivering Cash Returns And Capital
Growth For Shareholders

Dividends paid to CRH shareholders with respect to the 2020 financial year of 115.0c per share represented an increase of 25% compared to the total dividends per share declared for the 2019 financial year. In addition, during 2021 CRH continued its share buyback programme, investing $0.9 billion (2020: $0.2 billion).

Reflecting your Board’s confidence in CRH and its future prospects, and our objective of continuing to have a sustainable, progressive dividend policy, the Board is recommending a final dividend of 98.0c for the 2021 financial year. This represents a total dividend of 121.0c per share for the 2021 financial year, an increase of 5% compared to 2020. Since 1970 CRH’s compound annual Total Shareholder Return (‘TSR’)
3
has been 15.5% (2020: 15.1%).

At the 2022 Annual General Meeting, the Board will seek a renewal of the annual authority enabling the Board to continue with the share buyback programme.

2021 Annual Report and Form 20-F	5

Health & Safety A Continuing
Priority

In relation to COVID-19, the Board regularly monitored CRH’s approach, initiatives and the outcomes therefrom against available research, best practice and the experiences of the wider populations where our businesses are located.
The safety of our employees and contractors continued to receive attention during the year. Through the Board’s Safety, Environment and Social Responsibility (SESR) Committee we inputted into policies and practices relating to safety, culture and monitored performance. Notwithstanding this focus, very sadly, there were four workplace related fatalities in 2021. The background to, and the potential learnings from, each accident was carefully examined by the SESR Committee and the full Board.
The Board offers its sympathy to the families of any CRH employees and contractors who suffered bereavement as a result of COVID-19 or any other illness or as a consequence of a workplace accident.
During 2021 CRH conducted a comprehensive Group-wide employee survey seeking insights into a wide range of matters relating to their experiences as employees. This survey was complemented by a series of direct engagements, with similar objectives, between the SESR Committee and groups of employees from across CRH. In assessing the relevant information gathered from the survey and direct engagement, the Committee was able to report to the Board that safety, employee health and well-being were recognised by employees as being very important priorities for CRH and that this, including how CRH has supported employees throughout the COVID-19 pandemic, is appreciated and valued.
The Board is actively monitoring the very recent developments in Ukraine with a focus on the safety and security of the c.800 people who work in our Ukrainian operations.
Delivering Against Challenging ESG Targets

CRH is, and will continue to be, a leader in providing solutions in the built environment for the challenges and opportunities arising from mitigating and managing the impact of climate change and supporting environmentally sustainable economic growth.
Our 2020 Sustainability Report set out challenging targets for mitigating our environmental impact, enhancing the contributions our products and customer-solutions make to the circular economy and sustainable economic growth, ensuring the safety of our people and progressing our inclusion and diversity (I&D) agenda.
During 2021 we made positive progress against these targets and I am pleased to advise that we expect to deliver on our decarbonisation target ahead of schedule. As a result, the SESR Committee has agreed with management and the Group has adopted an updated 2030 Group-wide carbon reduction target as set out on page 21.
In addition, to support our ongoing transparency on these matters, the Audit Committee oversaw the significant expansion of our disclosures in this document in line with the expectations of the Task Force on Climate-Related Financial Disclosure (TCFD), the emerging EU Taxonomy and further disclosures in respect of relevant accounting estimates and judgements.
In relation to diversity, as we develop our future leaders, we are focused on ensuring that CRH benefits from people with diverse backgrounds and experiences and has the structures in place to support them as they develop during their careers in the Group.
Your Board Making A
Positive Contribution

As Chairman I am pleased to report that your Board continues to operate very effectively and cohesively in the ongoing assessment of strategy and business performance, the purpose and culture of CRH and the quality and contributions of its people. This is due to the experience and attributes of individual Directors and the collective efforts of a diverse team of people. The performance of the Board was evaluated by an external evaluator in 2021. This process similarly concluded that the Board was performing very effectively.
During the year, Caroline Dowling and Badar Khan joined your Board bringing their relevant backgrounds, experiences and qualities to enhance the Board’s overall makeup and ability to contribute.
After a thorough process supported by an independent third party, which identified and assessed potential external and internal candidates for the role, the Board unanimously decided to appoint Jim Mintern to the role of Finance Director of CRH and to the Board in June 2021.
Since his appointment, the Group has benefited from the considerable strategic, financial and operational experience which Jim brings to the role.
As is CRH’s policy and practice, Caroline, Badar and Jim will retire at the AGM and along with all other current members of the Board will stand for re-election by shareholders. The background and experience of each Board member, along with CRH’s policies and approach to ongoing Board assessment and renewal are covered in more detail in the Nomination and Governance Committee’s Report on pages 70 to 75.
Long-term succession planning for senior executive roles continued to be a core focus for the Board in 2021. Details in relation to the Board’s approach to this important topic is set out in the Nomination & Corporate Governance Report on page 71.
Shareholder Engagement
And Board Priorities

I have again had the benefit of considerable engagement with CRH shareholders over the past 12 months, discussing with them progress against the Board’s priorities. This has enabled me to gain a detailed understanding of their perspectives and thoughts on CRH. Reports of all shareholder engagements are shared with my colleagues on the Board.
Informed by this shareholder engagement and the Board’s deliberations, the Board’s priorities during 2022 will include:

-
A continued focus on the ongoing safety of our people, monitoring and assessing the alignment of CRH’s culture with our values and purpose, overseeing talent management and succession planning and ensuring that people with diverse backgrounds and experiences are actively encouraged and supported;

-	Ensuring that CRH continues to be a leader in managing the challenges and opportunities arising from the impact of climate change and contributing to environmentally sustainable economic progress;

-
Encouraging and assessing management’s ongoing initiatives to enhance and improve CRH’s businesses and business performance, including the contributions of businesses working together in the provision of comprehensive customer-focused solutions;

-
Continuing to ensure that CRH has the appropriate, clearly communicated and shareholder-endorsed strategy and business model and capital allocation policy to support continued success and value creation.

Delivery against these priorities will support CRH’s responsibility to continue to provide attractive cash returns and capital growth to CRH’s shareholders over the short, medium and long term. I look forward to continued engagement with CRH shareholders over the next year to report on and hear their views on progress against these priorities.
Conclusion

Despite considerable external challenges, 2021 was another year of very strong delivery by CRH against its strategic and financial objectives and goals.
This delivery was made possible by the dedication, skill and quality of CRH‘s people working together as a team and benefiting from the commitment, focus, inclusiveness, and strategic insights of our CEO, Albert Manifold. The Board is very appreciative of the contributions of all of the people in CRH to its success and is very encouraged for the future given their commitment to CRH and their capabilities and potential.
Richie Boucher
Chairman
2 March 2022

Our ambition to play a leadership role in our industry’s transition to carbon neutrality is underpinned by a strategy to grow and improve our business in a sustainable and responsible way.

2021 Annual Report and Form 20-F 7

2496

Strategy Review

6-35

An employee at Standard Materials Group, part of CRH's America's Materials Division and a leading provider of readymixed concrete and materials transportation in Northwest Arkansas and Oklahoma. CRH's Americas Materials Division employs 28,300 people in the United States and Canada.

Why Invest in CRH The ways in which we maximise shareholder value. Sustainability strategy embedded $11.5 billion 2021 Revenue from Products with Enhanced Sustainability Attributes To create long-term value, we embed sustainability principles in all areas of our strategy and business model. CRH has set a target of 50% revenue from products with sustainability attributes by 2025. Unique Solutions Capability 35% Infrastructure 33% Non-Residential 32% Residential CRH’s breadth of materials, products and services, together with its balanced exposure to construction end use demand, provides a unique opportunity to deliver integrated solutions for customers. SBTi approved climate target 25% Targeted reduction in absolute group-wide emissions by 2030 Our commitment to tackle climate change and decarbonise our operations includes an Science Based Targets Initiative (SBTi) approved reduction in absolute group-wide Scope 1 and Scope 2 CO emissions. We have 2 also set an ambition to become a net-zero business by 2050. Experienced leadership CRH’s world class leadership team has a proven track record of performance delivery, underpinned by ongoing talent development and succession planning. Capital allocation record $6.5 billion Cash returned to shareholders via share buybacks and dividends since 2017 Our disciplined, value focused approach to capital allocation, made possible by our industry leading balance sheet strength provides us with optionality and the ability to return cash to shareholders through dividends and buybacks. Operational and commercial efficiency 12.3% Return on Net Assets (RONA)1 +160 bps since 2017 CRH continues to demonstrate consistent growth and improvement in our returns, driven by a relentless focus on margin management, operating efficiencies and tight working capital management. Albert Manifold Group Chief Executive Jim Mintern Group Finance Director Gina Jardine Chief Human Resources Officer Randy Lake Chief Operating Officer David Dillon Executive Vice President, Chief of Staff RONA is a non-GAAP measure as defined on page 222. The GAAP figures that are most directly comparable to the components of RONA include: Group operating profit (2021: $3,585 million, 2020: $2,263 million), impairment of property, plant and equipment and intangible assets (2021: $nil million, 2020: $673 million) and total assets and total liabilities (2021: $44,670 million and $23,756 million respectively; 2020: $44,944 million and $24,596 million respectively).

2021 Annual Report and Form 20-F 9 Long-term growth fundamentals 27% Revenue Growth since 2017 There is a natural demand for CRH products driven by population and economic growth and the need to continually build and maintain the built environment. Proven acquisition model $9.1billion Development Spend since 2017 CRH builds and grows successful businesses by regularly acquiring small to mid-sized companies that complement our portfolio and adding larger strategic deals to create further platforms for growth. Cash generation track-record 70% Operating Cash Flow growth since 2017 Strong financial discipline and an unrelenting focus on value creation are hallmarks of CRH. We have a proven, robust track record in cash generation. Continuous business improvement 370 bps EBITDA (as defined)* Margin Improvement 2017 to 2021 CRH is relentlessly focused on building better businesses through operational and commercial excellence, coordinated and driven from the centre and delivered locally by our businesses around the world. Industry Leading Returns Since formation in 1970 CRH has delivered an industry-leading compound annual TSR of 15.5% (2020: 15.1%). €100 invested in CRH shares in 1970, with dividends reinvested, would now be worth €165,000. +15. Compound Annual Total Shareholder Return Dan Stover President, Americas Materials Nathan Creech President, Building Products Onne van der Weijde President, Europe Materials Juan Pablo San Agustin Chief Innovation & Sustainability Officer Isabel Foley Group General Counsel Executive Leadership Team as of 2 March 2022. Biographies included on page 265. * EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

An Evolving CRH

Market demand and societal expectation for building materials and products is evolving. As our climate changes there is an increased emphasis on the sustainability performance of structures and buildings on a full life-cycle basis. By combining our materials, products and services, including recycled end-of-life materials, into integrated solutions which can be delivered more efficiently and sustainably, we can better serve the emerging needs of customers and support them in meeting the challenges of modern construction.

We continue to build out our integrated solutions strategy across our materials and products businesses. It is increasingly a differentiating feature of CRH’s offering as we work closely with our customers to better understand and align with their specific challenges. At the same time we continue our focus on innovation to deliver value added solutions that improve the life cycle performance of buildings and climate resilient infrastructure. This in turn has helped us to identify additional opportunities for growth and value creation. As a result, CRH continues to be a strong and resilient business, delivering a record financial performance, with continued improvement in sales, profitability and cash generation.

Climate Change

In many of our markets CRH has become a valued partner in the delivery of a safer and more resilient built environment that helps to mitigate the impacts of climate change on communities.

We also recognise the importance of decarbonisation in addressing the challenges of climate change. We have a long track record in successful emissions reduction initiatives and we recently set ourselves a new, industry leading target to reduce our Group’s absolute carbon emissions by 25% by 2030. For further information on this target please refer to page 21.

We will continue to strive for further improvements across our operating footprint in support of our ambition to become a net-zero business by 2050.

As CRH and the world around us transitions to a low carbon economy over the coming decades, how we navigate climate-related risks and opportunities will be increasingly important. Information on how our disclosures meet the requirements of the TCFD is included on pages 28 to 31.

Performance Highlights

In 2021 CRH benefited from recovering market demand as economies reopened and construction activity returned to more normal levels. Positive underlying demand drove increased sales volumes in North America and Europe, while a continued focus on price improvements, coupled

2021 Annual Report and Form 20-F	11

with decisive action taken to control costs and improve operational efficiencies, helped improve our margins despite an inflationary input cost environment.
Sales increased 12% to $31.0 billion (2020: $27.6 million) and EBITDA (as defined)* of $5.35 billion (2020: $4.6 billion) increased by 16% reflecting the benefits of our integrated solutions strategy along with strong demand growth and continued commercial discipline. On a like-for-like
1
basis EBITDA (as defined)* was 11% ahead of 2020, while EBITDA (as defined)* margin of 17.3% (2020: 16.8%) increased by 50 basis points.
Net debt of $6.3 billion at year end (2020: $5.9 billion) reflects strong inflows from operations, disciplined capital expenditure and value focused investments. The Group’s Net Debt/EBITDA (as defined)*
2
was 1.2x (2020: 1.3x) at year end.
Profit after tax was significantly ahead of 2020 at $2.6 billion (2020: $1.2 billion) driven by a strong trading performance and the non-recurrence of non-cash impairment charges and one-off restructuring costs in the prior year. Earnings per share (EPS) for the year was 130% higher than 2020 at 328.8c (2020: 142.9c), reflecting a strong trading performance and the non-recurrence of non-cash impairment charges and restructuring charges in the prior year. This represented a 35% increase on a pre-impairment basis (2020 EPS pre-impairment: 243.3c). Our relentless focus on continuous business improvement helped contribute to a further increase in returns. RONA for the year was 12.3% (2020: 10.1%).
Operational Highlights

In our Americas Materials Division, solid volumes, pricing progression and good operating performance resulted in EBITDA (as defined)* of $2.6 billion (2020: $2.4 billion) up 7% on a like-for-like basis with sales of $12.4 billion (2020: $11.3 billion).
In Europe Materials, EBITDA (as defined)* of $1.4 billion (2020: $1.1 billion) on sales of $10.6 billion (2020: $9.1 billion) was 22% ahead of prior year on a like-for-like basis reflecting good volume growth and price progress against a prior year comparative that was heavily impacted by the COVID-19 pandemic.
Strong demand for residential construction drove increased sales across all platforms in our Building Products Division, which reported sales of $8.0 billion (2020: $7.2 billion) with EBITDA (as defined)* of $1.4 billion (2020: $1.2 billion) 8% ahead on a like-for-like basis.
Across all of our divisions positive pricing actions, cost savings and performance initiatives helped to minimise the impact of a challenging inflationary environment.
Portfolio Management And Capital Allocation

We continued to maintain our disciplined and value-focused approach to capital allocation. Development activity returned to more normal levels as visibility improved and COVID-19 related disruption eased. During the year the Group invested $1.5 billion (2020: $0.4 billion) in 20 bolt-on acquisitions. This included the addition of businesses such as National Pipe & Plastics (NPP) in the United States (US) which further enhance our end-to-end solutions offering to our customers.
Total proceeds from business divestments and asset disposals
3
was $0.5 billion (2020: $0.3 billion) including the sale of our Brazil cement operations for a total consideration of $0.2 billion.
We also continued our share buyback programme with a further $0.9 billion (2020: $0.2 billion) of shares repurchased during 2021, reflecting CRH’s strong financial position and commitment to returning cash to shareholders.
On 28 February 2022, the Group entered into a binding agreement to divest of its Building Envelope business to KPS Capital Partners, LP for an enterprise value of $3.8 billion. The transaction is subject to customary conditions and regulatory approvals. The decision to divest, at an attractive valuation, follows a comprehensive review of the business and demonstrates CRH’s active approach to portfolio management, the efficient allocation of capital and the creation of a simpler and more focused Group.
Sustainability

Sustainability is deeply embedded in our business strategy, ensuring that CRH continues to prosper and grow in the long term. We believe that our actions have a positive impact on the world around us. In 2021 this included further increases in our use of alternative and recycled materials in our products and integrated building solutions, and increasing the amount of revenue attributable to sustainable products.
Safety

We continue to maintain our uncompromising approach to ensuring the health and safety of our employees, contractors, customers and the general public. In 2021 this included the further development of best practice safety management systems and health and wellbeing programmes across all our locations.
Despite our best efforts I regret to report that there were four workplace related fatalities in 2021, one of which involved an employee at one of our facilities and three road traffic incidents involving the fatality of a contractor and two third parties.
Our People

The record performance achieved in 2021 is testament to the hard work, commitment and resilience of each and every one of our employees, who despite the challenging backdrop of the ongoing COVID-19 pandemic, continued to deliver for the customers and communities that depend on us. We are fortunate to have an exceptionally talented and diverse team operating across our global business. As our business evolves, so do the demands on our leadership team. To deliver differently we must organise differently. In 2021 Randy Lake was appointed Chief Operating Officer, responsible for ongoing business improvement, formulating and executing our climate strategy, ensuring we align our teams and processes to drive innovation, and positioning CRH for further growth and the achievement of its full potential. I am also pleased to report that 2021 saw CRH continue to make progress on building a more inclusive company, one which fosters a sense of belonging and empowers people to be their best. Our agenda for change in this area is Chief Executive led and remains a top priority for CRH.
Outlook

We expect the underlying demand and pricing backdrop to remain favourable in 2022 albeit against an inflationary input cost environment and continued supply chain challenges. Our Americas Materials Division benefits from continuing favourable economic conditions and strong market positions. Federal funding for infrastructure is underpinned by the passing of the $1.2 trillion infrastructure package by the US Congress, while the residential market is expected to continue to grow driven by robust demand. The backdrop in Europe is expected to be positive with continued growth in our key markets. In our Europe Materials Division, we continue to benefit from strong market positions in growing economies in Eastern Europe and attractive markets in Western Europe. Although cost inflation headwinds are anticipated to continue in the near-term, we expect to deliver further progress in 2022 supported by good demand and commercial discipline. We expect our Building Products Division to deliver further growth supported by good commercial management, increased activity and continued cost saving initiatives. Although there are a number of challenges and uncertainties across our markets, CRH’s uniquely integrated and value-added solutions strategy, together with a strong and flexible balance sheet, leaves us well positioned for another year of progress.
Albert Manifold
Chief Executive
2	March 2022

12

Market Backdrop
Building materials play an essential role in shaping the world around us. Market fundamentals including population and economic growth, drive demand for CRH’s materials, products and solutions.

CRH is the global leader in building materials, serving the needs of the construction industry in 28 countries around the world.
We support the delivery of critical infrastructure required for society to function. As communities develop, populations grow and economic activity increases, so too does demand for our materials, products and customer-focused solutions.
CRH is ideally positioned to service the demand requirements of construction projects in local markets through its extensive network of mineral reserves, production, manufacturing and logistics assets which are strategically located in mature attractive construction markets globally.

2021 Annual Report and Form 20-F	13

Market Development

CRH maintains a consistent focus on continuously shaping, reshaping and optimising our footprint in the markets where we do business. We prudently allocate capital to the parts of our business that are positively exposed to fundamental demand drivers that can be expected to persist and create value for CRH in the medium to long-term.
Our vertically integrated business model and unique integrated solutions strategy enhances our ability to complement organic growth by identifying suitable businesses which can be acquired and seamlessly integrated into CRH.
Through our enduring relationships and deep market insight we identify and acquire established businesses with a proven track record of performance and a capacity to hold strong leadership positions in local markets.
The extensive footprint of our materials businesses in North America and Europe sees us well positioned to capitalise on value creating opportunities for market consolidation and expansion of existing operations.
North America
In North America, which includes the world’s largest economy, the US, CRH is the largest building materials business. Growth in North America is underpinned by a population that grows by 25 million people every decade, driving associated construction growth. The market for materials remains largely unconsolidated. For example, the top ten aggregates businesses account for less than one third of production.
In recent years we have reshaped and redirected our businesses in the US to increase CRH’s exposure to positive demand fundamentals in the southern and western areas of the country.
Europe
CRH is a leading building materials business in Europe where the European Union (EU) is the largest economic bloc in the world. In Europe, there is an attractive mix of stable, developed markets which continue to deliver along with less developed, higher growth markets which offer opportunities for organic growth and acquisition activity.
Other Markets
Our Building Products Division produces high value-added, highly engineered products some of which can be economically transported over long distances, opening up important export markets for CRH beyond our core geographic footprint.
Ongoing innovation and product development ensures that we meet the needs of customers today and also addresses the longer-term opportunities presented by economic development, changing demographics and investments in a sustainable future.

Our Integrated Solutions Strategy As the nature of construction changes customers are increasingly demanding more holistic solutions which reduce cost, time and complexity and can improve the overall environmental performance of a project. The ‘building site’ has evolved into the ‘assembly site’ with more and more of the actual construction carried out in specialised locations off-site before completed structural elements are transported and lifted into place on-site. Because of the breadth of materials we produce, CRH is uniquely positioned to service the demand to develop these customer focused solutions, which integrate multiple different materials to service the more complex needs of our customers. Our effectiveness in meeting this evolving demand has become a major driver of growth and profitability for CRH. A significant portion of our business today can be categorised as either value-added products or integrated building solutions. This means for the bulk of our customers, CRH is no longer a provider of a single type of product or a particular material. Instead we are providing complete or integrated solutions, incorporating multiple materials and value-added expertise. This in turn broadens our exposure along the value chain, and importantly opens up new opportunities for growth and value creation, as construction continues to change and demand for integrated building solutions increases. The move from individual products to integrated building solutions requires a breadth of expertise, businesses and products, as well as market scale and customer insight. CRH is uniquely positioned in this regard and consequently holds a significant competitive advantage.

14

Our Strategy
Maximising long-term value and delivering superior returns

At CRH we are focused on creating long-term value and delivering superior returns for all our stakeholders.
Our strategy is driven through four core pillars: continuously improving our business, focused growth, harnessing the benefits of scale and integration and developing the leaders that will deliver the value creation and superior returns for CRH into the future.
The successful implementation of our strategy is directed by these four strategic pillars, which drive our ability to generate superior margins, returns and cash on a continuous basis.

2021 Annual Report and Form 20-F	15

Strategy in Action

Our strategy guides the continuous improvement and enhancement of our business while building resilience and future- proofing CRH in the face of evolving market demand. In recent years our improved performance has been underpinned by a focus on higher growth markets in the South and West of the US and Central and Eastern

Europe. Positive demand fundamentals and significant long-term infrastructure needs in particular in these markets provide optimum conditions for superior growth and performance. In addition, our scale in these markets has enabled us to bundle individual materials and products into value-added integrated solutions, changing the way CRH delivers for its customers as their requirements evolve. Our integrated solutions strategy which now accounts for a significant portion of sales, increases our exposure to large- scale infrastructure construction and deepens customer relationships, safeguarding existing business and market share.

16

Business Model
How we maximise value and deliver superior returns
Through disciplined capital management and operational efficiency CRH creates value for both its shareholders and for society.

1.
Capital and Net Debt of $26.5 billion (2020: $25.6 billion) and raw materials spend of $6.9 billion (2020: $5.8 billion) as outlined in notes 22 and 4 to the Consolidated Financial Statements, respectively on pages 189 and 160. Net Debt is a non-GAAP measures as defined on page 222.

2021 Annual Report and Form 20-F	17

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

18

Key Performance Indicators
CRH measures its progress in achieving its strategic objectives through the use of specific financial and non-financial key performance indicators (KPIs). KPIs are a consistent feature of how we operate our business and fundamental to how we track progress. CRH regularly reviews these KPIs to ensure they remain appropriate for its business.

1.
CO
2
emissions subject to final verification under the European Union Emissions Trading Scheme (EU ETS). For further detail on our CO
2
metrics and targets as well as calculation methodology see page 31.

2.
Due to the impact of the divestment of our cement assets in Brazil on our net CO
2
emissions per tonne of cementitious product, we are providing the 2020 figure excluding Brazil as a prior year comparator. The previously reported figure for 2020, including Brazil, was 573kg.

3.	Please refer to page 24 for further information on I&D, including additional indicators.

2021 Annual Report and Form 20-F	19

Financial Performance
CRH uses a balanced set of financial KPIs to measure our strategic progress, foster positive performance behaviour, evaluate operating effectiveness and make strategic financial decisions. KPIs relating to four of our financial priority areas are set out below:

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.
1.
EBITDA (as defined)* Net Interest Cover is a
non-GAAP
measure as defined on page 221. The GAAP figures that are most directly comparable to the components of EBITDA (as defined)* Net Interest Cover include: profit after tax: $2,621 million (2020: $1,165 million), and finance costs: $311 million (2020: $389 million). Details of how non-GAAP
measures are calculated are set out on pages 219 to 223.

2.	Operating cash flow refers to net cash inflow from operating activities as reported in the Consolidated Statement of Cash Flows on page 144.

Building a more
sustainable future

At CRH, we strive to contribute to a safer, more climate resilient world. We play a leading role in the building materials industry by leveraging our global knowledge and scale to help establish best practices worldwide. By developing value-added sustainable products and integrated building solutions, we contribute positively to society, address negative potential impacts and create long-term value for our stakeholders.
We are reducing the impact of construction on our world. To achieve this, we continue to develop our products to improve the life-cycle performance of buildings, provide innovative solutions for climate-resilient infrastructure and projects, and support our customers to meet the changing needs of modern construction.
Driving our
sustainability agenda

Sustainability continues to be at the core of our strategy. CRH is a sustainability leader in our sector, as determined by the major Environmental, Social and Governance (ESG) rating agencies. We are a constituent member of indices including the MSCI Leaders ESG Indexes, FTSE4Good Index, the STOXX
®
Global ESG Leaders Index and the Dow Jones Sustainability Index. We are also a long-term participant in CDP (formerly Carbon Disclosure Project) and were awarded an
A-
for both our 2021 climate and water security disclosures.
Partnering for
sustainable progress

We advance with intent and contribute to the delivery of global goals, such as the United Nations Sustainable Development Goals (UN SDGs) and the Paris Agreement. We recognise that partnership is key to progress in these areas.
By collaborating across the value chain with a wide range of stakeholders, we are helping to advance our shared priorities. For example we are a member of the World Business Council for Sustainable Development (WBCSD) and the Global Cement and Concrete Association (GCCA).
In responding to ESG trends, we also use our influence and scale to promote sustainability initiatives by collaborating with non-governmental
organisations (NGOs) and charitable organisations. In doing so we strengthen local relationships and champion the causes most important to society.
Our contributions have been recognised and many of our operating companies have achieved awards for excellence in sustainability.

2021 Annual Report and Form 20-F	21

Our ambitions and targets

Managing risks and performance

We regularly review our sustainability policies and take a strategic approach in responding to global trends, including climate change, biodiversity impacts, demographic changes and technological advancements.
Risks related to sustainability are recognised and managed in our Enterprise Risk Management (ERM) Framework. Our
non-financial
due diligence processes are well established in our business and supply chains, and we made no material changes to these in 2021.
Our performance is monitored using KPIs across the areas of health and safety, social and environment. Our most relevant KPIs are provided on pages 18 and 20 to 26. We provide training to our employees to raise awareness of our performance standards and the importance of upholding them across our business. Our training and awareness tools include our non-financial
policies and our Code of Business Conduct (CoBC).
Prioritising sustainability

We address the changing needs of society and the environment by identifying the most important ESG issues through a range of internal and external processes. These include annual sustainability reporting by our businesses to the Group, review of issues raised through ERM processes and regular formal materiality assessment reviews, the outcomes of which guide our strategy and reporting. This helps us respond to our customers’ needs and develop the solutions needed to reduce the impact of construction on the environment.
These internal and external processes allow us to monitor opportunities and risks and articulate what matters most to society. They also assist us in identifying the areas in which we can create the most value and mitigate potential negative impacts that our operations may cause.
Valuing transparency

We are committed to reporting on the breadth of our performance in key sustainability areas. This includes information on environmental, social and employee matters, respect for human rights, anti-corruption and bribery matters.
We comply with the EU
Non-Financial
Reporting Directive and the EU Taxonomy Regulation and we make disclosures consistent with TCFD. Our Sustainability Report is prepared in line with the Global Reporting Initiative (GRI) standards and the Sustainability Accounting Standards Board (SASB). Our independently-assured 2021 Sustainability Report will be published in March 2022 on www.crh.com.
Additionally, our ‘Commitment to human rights’ Modern Slavery Statement is published annually and discloses our risks, progress and targets related to preventing modern slavery within our operations.

*
The SBTi’s Target Validation Team has classified our Scope 1 and 2 target ambition and has determined that it is in line with a well-below 2°C trajectory. The target boundary includes biogenic emissions and removals from bioenergy feedstocks.

**
Products with enhanced sustainability attributes are defined as products that incorporate recycled materials, products for which alternative energy/fuel sources are used in production, products which have a lower carbon footprint, and products that address sustainability challenges in the built environment.

22

Sustainability - continued
Embedding sustainability across our business

Leading with our
commitment to safety

The safety of those working for CRH continues to be our number one priority. We strive to address risks and eliminate accidents to ensure that the wellbeing of all those who interact with our operations is protected.
Key to achieving a culture of safety excellence are our Health and Safety Policy and Life Saving Rules. Our global network of safety officers works closely with our businesses in implementing policy and practice. Our health and wellbeing programmes provide tools, social support and strategies for physical and mental health to support our employees as we move towards a post
COVID-19
world.

Targeting zero
harm

Achieving our ambition of zero harm is an ongoing challenge. We deeply regret to report that one employee fatality occurred at one of our facilities in 2021. In addition, three road traffic accidents resulted in one contractor and two third-party fatalities. We extend our sincere sympathies to their families. We thoroughly investigate all fatalities and share the lessons learned as we focus on our zero fatality target.

>$300 million Invested in safety initiatives in the past 5 years	8% average annual reduction in accident frequency rate over the last decade*

Our Health and Safety Policy

Our Health and Safety Policy aims to equip everyone at CRH with the training and authority necessary to uphold our culture of health and safety excellence, to comply with applicable legislation and to lead the way in industry best practice.

*	Accident frequency rate is the number of accidents per million work-hours

2021 Annual Report and Form 20-F	23

Implementing environmental management systems

For decades we have worked with stakeholders to manage environmental risks, drive improvements in performance and promote emissions reduction and resource efficiency. It is our goal to protect the environment in which we operate.
Strengthening environmental stewardship

We practice and promote responsible waste management and use of resources such as water, energy and land. Our operations have a focus on reducing and recycling waste and water where possible. Additionally, we monitor and control our air emissions in order to preserve air quality to further protect the health of our environment and of society.

Investing in biodiversity

Our aim is to protect and conserve biodiversity. We strive to enhance and rehabilitate natural habitats through internal initiatives and through partnerships with environmental NGOs.
We actively manage biodiversity at over 500 locations. Additionally, we ensure that restoration plans are in place at all relevant extractive locations.
Committing to carbon reduction

At CRH, we are striving to achieve carbon neutrality across our value chain by 2050. In working towards this ambition, in 2021 we accelerated our target to decrease the carbon intensity of our cement production, bringing forward our 2030 target for 520kg CO
2
/tonne cementitious product to 2025. We also recognised the need for absolute emissions reductions and have recently adopted an SBTi approved target, for a 25% absolute group-wide reduction in Scope 1 and 2 CO
2
emissions by 2030 on a 2020 baseline.

$207 million	100%
Invested in environmental	Of our locations
initiatives in 2021	have restoration
(2020: $173 million)	plans in place

Our Environmental Policy

Our Environmental Policy aims to address climate change and work towards a healthier environment by supplying sustainable products, enhancing biodiversity and ensuring environmental protection throughout our business in order to reduce our emissions and comply with all applicable legislation.

24
       Sustainability - continued

Embedding sustainability across our business

Encouraging inclusion
and diversity

We strive to develop a more diverse and inclusive work environment and to build awareness at all levels of the organisation.
Our Global I&D Council, chaired by our Chief Executive, is responsible for driving the strategy and accountability on I&D across CRH. I&D committees have also been established across our three divisions and our corporate offices, and many of our operating companies now have their own I&D plans in place at local level. In addition, Employee Resource Groups (ERGs) have been established to further drive an inclusive culture.
Empowering our employees

Our employee engagement processes help us to understand our employees’ needs. We collect information on levels of engagement and findings are actioned by management.
We have an ongoing focus on training to enable employees to acquire the attributes necessary to support performance, growth and success.
During 2021, we conducted an organisational health survey across our business which highlighted our overall good performance and identified priority areas for improvement. We are developing action plans in line with these priority areas, which will be implemented across the business.
Throughout the
COVID-19
pandemic, CRH has ensured regular internal communication across the business on regulatory updates, workplace changes and health and wellbeing.

14%	15%

of senior management	Female employees
were female	(2020: 14%)
(2020: 13%)

46%	7%

of clerical and administrative staff were female (2020: 45%)	of operational staff were female (2020: 7%)

Our Social Policy

Our social policy outlines our goal to respect, empower, and protect our people by supporting freedom of association, valuing merit above all else, and prohibiting modern slavery in all its forms across our entire supply chain.

2021 Annual Report and Form 20-F	25

Developing value-added solutions

We work with our customers in the design, delivery and application of sustainable products and solutions through construction, building materials and technical support. We offer multiple products and building solutions with enhanced sustainability attributes, and many of our products can help customers achieve higher scores in green building rating schemes such as BREEAM
®
, DGNB, and LEED
®
. Our ranges of products with enhanced sustainability attributes include concrete products used in water management systems, products containing recycled content and products that deliver sustainability benefits for the built environment.
Creating carbon solutions

Concrete has a role to play in delivering a
net-zero
built environment. We are collaborating across the construction value chain and the wider scientific community to provide lower-carbon products, infrastructure and building solutions to shape the path towards carbon neutrality. For example, we are involved in collaborative initiatives and research projects to progress carbon capture, utilisation and storage (CCUS) solutions.
Driving resource efficiency

The circular economy represents a growth opportunity for CRH. We are already a significant contributor to the circular economy. For example, approximately 25% of every mile of road we build is made from recycled materials. We aim to develop building materials to improve resource efficiency, minimise construction waste and progress the circular economy by considering the full life-cycle of our products. It is our goal to deliver more sustainable outcomes for our customers.

39.5 million	28%
tonnes of alternative fuels and raw materials recycled* (2020: 36.5m tonnes)	relevant product revenue from products used in certified building standards** (2020: 25%)

46%	c. 25%

of product revenue is derived from products with enhanced sustainability attributes (2020: 46%)	of our raw materials requirements for our US asphalt business are met by recycled asphalt pavement (RAP) and shingles

*
Alternative raw materials and fuels are selected wastes and
by-products
which can be used to replace natural substances and fossil fuels. This metric demonstrates to investors our focus on the circular economy. We monitor this KPI in order to evaluate our performance in contributing to the circular economy which, as noted above, represents a growth opportunity for CRH.

**
External revenue from products that can be used directly in structures certified to BREEAM
®
, Green Globes
®
, LEED
®
,
IC-700,
etc. Products may qualify for points as a result of certifications such as ISO14001, BES6001, local sourcing, recycle content and other characteristics.

26

  Sustainability - continued

Embedding sustainability across our business

Strengthening our
stakeholder engagement

We aim to develop and strengthen positive relationships with our stakeholders through open communication. Our stakeholders include investors, customers, employees, suppliers, NGOs, communities, assessment organisations, advocacy groups and other interested parties. We engage and align suppliers with our core values, driving improvement actions at the point where we have most influence.
Creating positive change

Our policy is to be a good neighbour and we contribute to local communities through employment, educational development and supporting local businesses. Despite
COVID-19
constraints, we made donations in 2021 to areas including community relations and development, environment and conservation, education and employment, health and wellness, arts and culture and provision of shelter.
Reinforcing our approach
to human rights

We develop our approach to human rights through the identification of salient human rights related to CRH operations. Key human rights risks faced by CRH include the health and safety of those working on our sites, the health of neighbouring communities and the labour rights of workers in our extended supply chain. Risk assessment and management processes play a critical role in driving our human rights performance. Additionally, we apply the UN Guiding Principles on Business and Human Rights to support our human rights approach.

c. 1,100	$7.1 million

stakeholder engagement events hosted by Group companies in 2021 (2020: c. 800)	Donated to local organisations and initiatives in 2021 (2020: $8.3 million)
Taking action for
human rights

Actions we have taken to protect human rights include improved training and awareness through our Modern Slavery
e-module,
the updating of our Code of Business Conduct (CoBC) and of our Supplier Code of Conduct (SCoC) and the identification of salient human rights issues. In response to supply chain risks, we increase our assurance and due diligence processes as required. By engaging with industry partnership schemes, we aim to help improve standards across industry sectors.
We monitor our progress regarding human rights using KPIs, which include zero harm measures and increased training and awareness. We publish our CRH Modern Slavery Statement annually, available on www.crh.com.

Leading with integrity

At CRH, we are committed to conducting business in the right way, complying with the law and working responsibly. A
“Speak-up”
culture encourages employees, customers, suppliers and other stakeholders to raise good faith concerns through the CRH hotline.
Practicing good business conduct

Our refreshed Code of Business Conduct (CoBC) was launched in 2021. Our CoBC applies to all employees. We take a zero-tolerance
approach to bribery, corruption and fraud. Globally our senior management complete an Annual Compliance Certification, confirming their business’s compliance with our CoBC and accompanying policies.
Regular training on our CoBC is provided to relevant employees. Certain employees, based on risk profile, undertake annual advanced compliance training (ACT) covering Anti-Bribery, Competition/Antitrust, Anti-Fraud and Anti-Theft.
Following the update of our Supplier Code of Conduct (SCoC), we have further developed our core due diligence processes to increase the visibility and insights we get into our suppliers. These actions are taken with the goal of ensuring that good business practices are upheld throughout our supply chain.

c. 32,600	c. 8,500

employees completed CoBC training in 2021 (2020: c. 32,100)	employees completed ACT training in 2021 (2020: c. 9,000)
Complying with applicable
legislation

CRH is committed to the highest level of legal, ethical and moral standards. It does not tolerate any illegal behaviour and all CRH companies respect and comply with the laws and obligations in the countries and regions in which they operate.
CRH applies this same approach to political contributions. For example, in the US, CRH supports the rights of employees to participate in the political process through employee-funded Political Action Committees (PACs) and CRH’s US operations provide administrative support (consistent with applicable laws) to their affiliated federal and state PACs.

2021 Annual Report and Form 20-F	27

How we engage with our stakeholders
Feedback from stakeholder engagement is reported to, and carefully considered by, the SESR Committee and the Board.

	Employees	Local communities	Investors	Customers	Suppliers	Governments and regulators	Academic and scientific community	Media	NGOs and pressure groups

Key areas of interest	• Business performance • Health, safety & wellbeing • Inclusion & diversity • Corporate governance • Human rights • Potential local impact	• Community issues • Planning matters • Potential local impact • Sustainability	• Business performance • Strategic growth • Capital allocation • ESG topics • Board and Executive remuneration • Inclusion & diversity	• Building solutions • Customer relations & contracts • Health & safety • Sustainable products • Product innovation • Quality & delivery • Collaboration	• Quality & delivery • Health & safety • Contract performance • Local impacts • Corporate governance • Human rights • Environment & climate	• Health & safety • Environment & climate • Corporate governance • Planning matters • Natural capital • Product standards	• Environment & climate • Product efficiency & innovation • Human rights • Natural capital • Graduates & apprentices	• Business performance • Health & safety • Inclusion & diversity • Environment & climate • Product innovation • Corporate governance	• Corporate governance • Environment & climate • Human rights • Eco-efficiency

Key methods of engagement	• Team meetings • Employee newsletters • Performance reviews • Town Hall meetings • Employee surveys • One-to-one meetings/ briefings	• One-to-one meetings • Open days • Site tours and virtual events • Participation in local events • Employee engagement processes	• Results presentations • Annual General Meeting • One-to-one meetings & calls • Surveys • Investor & ESG conferences & roadshows	• Customer surveys • Formal market research • Negotiations • Exhibitions • Product information on packaging • Customer relationship development • Company websites & social media	• Supplier surveys and audits • Contractual meetings • Tenders • Information requests • E-tendering platforms • Assessment and due diligence	• Industry associations • Briefings & direct meetings • Audits • Open days • Multi-stakeholder forums	• One-to-one meetings • Seminars & lectures • Round table discussions • Presentations • Intern, graduate & apprenticeship programmes	• Media surveys • Media briefings • Press releases • Social media • Interviews	• One-to-one meetings • Participation in events • Presentations • Open days

2021 Outcomes	Improved engagement with employees	Further improved our community relationships
Continued engagement with investors

Engagement with investors helps us understand their expectations of our risk management and our financial and ESG performance. During 2021, investor focus continued around emissions reduction, employee engagement and innovation.

Continued engagement with governments and regulators

In 2021, our engagement with local and national regulators, governments and industry associations, ensured that we contributed appropriately to issues relevant to our activities, improved our sustainable performance and compliance and progressed projects for the enhancement of society.

Productive engagement with NGOs

Through our memberships and partnerships with NGOs we continue to be involved in developing industry best practices across a range of established sustainability topics and collaborating on integrated solutions across the value chain.

This helps to attract, develop, retain and motivate our workforce, sustaining our competitive advantage and long-term success. In 2021, it also helped us strengthen our approach to inclusion and diversity across our businesses.

Understood and met customer requirements

Engaging with our customers ensures we listen to their needs and help them to meet their sustainability commitments. In 2021, we continued to work with our customers on sustainable product development.

Progress in research and development, innovation and sustainability

By engaging with academic and scientific institutions during 2021, we continued to support partnerships and collaborations on research development, championing innovative advances and collaborating on innovative products that contribute to a more sustainable built environment.

Engaging with our local communities during 2021 ensured that we increased our understanding of their needs and priorities, addressed any concerns and identified areas for value creation.

Engaging with suppliers to drive best practices

We engage with suppliers to develop a responsible and sustainable supply chain needed to deliver innovative and sustainable products. During 2021, we worked with our suppliers to drive improvements across sustainability priority areas including health and safety and environment.

Engagement with media

We continued to improve our engagement with media to ensure that specific sustainability issues were addressed appropriately and effectively. During 2021, engagement focused on how we are addressing climate change and delivering integrated solutions.

28

Transparency on Climate
Task Force on Climate-related Financial Disclosures
We have a long-term commitment to transparency for our investors and stakeholders on how we are managing climate-related risks and opportunities in the transition to a low-carbon
economy. In this section, we provide information consistent with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations and recommended disclosures*.

Governance

Board oversight
The Board is responsible for promoting the long-term sustainable success of the Group, generating value for shareholders and ensuring that the Group makes a positive contribution to wider society. Its role is to provide leadership; to establish and monitor the Group’s purpose, values and strategy; to set the Group’s risk appetite; and to ensure that there is a robust framework of effective controls to enable risks and opportunities, including those related to climate change, to be successfully assessed and managed.
Sustainability, including the impact of climate change, is embedded in the Group’s strategy and business model. The Board recognises the importance of decarbonisation in addressing the challenges of climate change and believes that the Group’s integrated strategy of value-added products and innovative solutions have a key role to play in delivering a more resilient and sustainable built environment.
Climate change and sustainability are frequent discussion topics at Board and Committee meetings, with the Board and its Committees discussing various aspects of the Group’s climate strategy, the linkage between the Group’s remuneration policies and practices and the Group’s sustainability (and climate-related) objectives, stakeholder expectations, the regulatory environment and CRH’s carbon reduction targets during 2021. In addition, climate change and sustainability-related matters form an integral part of discussions on the Group’s strategy and business model, capital allocation and risk management. The SESR Committee, to which the Board has delegated primary responsibility for monitoring developments related to sustainability, including climate, and providing strategic direction, oversight and support to the Board on these important topics, meets every quarter and provides a detailed report of discussion and recommendations to the Board following the conclusion of each meeting.
Further details in relation to the role and responsibilities of the Board and its five permanent Committees are set out in the Governance Report on pages 60 to 109. This includes details of proposed revisions to the Group’s Remuneration Policy to include sustainability metrics, including a climate-related metric, in the Group’s long-term performance share plan.
Management responsibility
The Chief Executive is responsible for the operational and profit performance of the Group and is accountable to the Board for all authority delegated to executive management. The Chief Executive executes strategy agreed with the Board and regularly reports to the Board on the progress and performance of the Group, including in relation to climate-related matters.
The Chief Executive is supported by the Group Leadership Team, which is responsible for implementing strategy, pursuing performance delivery and progressing the Group’s sustainability and climate-related agenda. Responsibility for formulating and executing our climate strategy sits with the Chief Operating Officer (COO). As detailed in the table below, the Group Leadership Team receives support from various executive-level committees and other working groups and functions on sustainability and climate-related issues.

*As required by the FCA Listing Rule 9.8.6R(8) which applies to issuers with a premium listing on the London Stock Exchange.

2021 Annual Report and Form 20-F	29

Strategy

How climate change impacts our strategy
CRH is a global leader in sustainable building materials and addressing climate change is a cornerstone of our approach to sustainability. We strive to be a leader in the production of high-performing, climate-friendly materials and products aimed at climate adaptation and mitigation. By developing value-added products and services for sustainable building solutions, we aim to contribute to a better built environment, address potentially negative impacts of climate change and ensure the creation of long-term financial and societal value.
We have provided two illustrative examples of how climate-related issues impact our businesses, strategy and financial planning on the right of this page.
Strategic management of risks
Potential strategic risks to CRH, including climate, are identified, assessed and managed in line with our defined ERM to determine materiality and the potential timelines over which the strategic impact may materialise. In considering the impact, we utilise our strategic planning horizon (and split these internally into short-term (<1 year), medium-term
(1 - 3
years) and long-term exposures
(3 - 5
years)
Risks may be evaluated as emerging (e.g. expected to occur over materially longer periods or exposures where the impact cannot yet be fully understood) informing, for example, the management of risks related to climate change and our associated 2050 ambition as well as our 2030 targets.
Using the risk identification process outlined in ‘Risk Management’ on page 32, we have identified several climate-related risks and opportunities within our strategic planning horizon. A selection of these can be seen in our climate scenario analysis disclosure on page 30. Additional strategic climate impacts, which may occur over the short-, medium- and long-term, including, acute, chronic, technology, legal, regulatory, market and reputation can be seen as part of our Form
20-F
disclosure on page 235.
The process used to determine which risks and opportunities could have a material financial impact can be seen in our Risk Management disclosure on this page.
Further information is included as part of our Risk Governance reporting on page 32.
Risk Management

Identifying climate-related risks and opportunities
Risks are identified through a number of different forums such as risk workshops, risk champion forums and engagement with senior leaders and other stakeholders. During 2021, as part of our continued commitment to understanding the potential climate-related risks and opportunities that CRH faces, we undertook a number of risk workshops focused on where climate-related risks could adversely impact the Group, and where we see potential opportunities for CRH to create value and contribute to the development of a more resilient built environment and a more sustainable future. The outputs of our workshops are included as part of our climate scenario analysis disclosure on page 30.
A robust risk catalogue is used to inform our
bottom-up
risk identification processes and ensure our businesses consider the full breadth of climate-related risks and opportunities.
Assessing climate-related risks and opportunities
Climate-related risks and opportunities are considered over our short-, medium- and long-term horizons. The Group operates a bottom-up
and
top-down
risk assessment process, thereby allowing risk information flows from our Operating Companies to inform our Group-wide assessment and allowing key risk topics from a Group perspective to filter down and inform local risk identification and assessment. Common risk criteria and topic hierarchies are used to assess and consistently categorise risks and opportunities which helps identify and manage aggregate exposures that may be more effectively managed centrally.
The size and significance of each risk is determined according to the product of its assessed impact on the organisation and its likelihood of occurrence, with consideration of factors such as impact velocity, for example, informing the prioritisation of risks for subsequent management to within agreed acceptable levels. Our disclosure of climate-related risks (see page 235) distinguishes between transitional and physical risks and associated risks within each category.
While climate-related risks and opportunities are a specific focus for CRH, they form part of a range of interconnected risks that the Group manages through our ERM framework. To understand more about our processes for identifying, assessing and managing risk, please see our Risk Governance section on page 32.

Future-proofing our business

Throughout our business there is a constant focus on making our business more resilient and sustainable. This includes reducing emissions, increasing the use of alternative materials, accelerating sustainable product innovation and anticipating the evolving needs of our customers in response to the changing climate and weather patterns. Evidence of our on-going
commitment to deliver a more resilient built environment was the strategic acquisition of NPP, Inc. during the year. This transaction strengthens CRH’s ability to provide fully integrated solutions that connect and protect critical utility infrastructure and enhance the built environment.

Integration in our processes

We prioritise resource efficiency, the use of recycled materials and the recyclability of products at end-of-life.
For example, we support the circular economy through investment in our asphalt plants and processes to deliver higher levels of recycled asphalt pavement (RAP) into asphalt mixes.
In addition, we use an internal carbon price in relevant capital expenditure approval and strategic planning processes, with the aim of directing investments towards efficiency, optimisation and lower-carbon solutions.

30
       Transparency on Climate - continued

Task Force on Climate-related Financial Disclosures

Climate scenario analysis
In line with the recommendations of TCFD, we undertook a qualitative assessment to identify climate risks and opportunities, potential impacts on our financial position and consider how our business strategy may perform. In line with TCFD guidance, we used the following two warming scenarios (with time-horizons between 2020 and 2100) which are sufficiently diverse to capture key impacts and uncertainties:

●
A well below 2
o
C world
– where transition impacts are likely to be most impactful as society acts rapidly to limit greenhouse gas emissions. Based on the IPCC’s SSP1
1
-RCP2.6
2
with reference to the IEA ETP20
3
.

●	4 o C world – where physical impacts are likely to be most impactful as climate policy is less ambitious. Based on the IPCC’s SSP3 4 -RCP8.5 5 .
Below is an illustration of certain impacts that could arise under each warming scenario together with their relevant potential impact on our financial position and business strategy.

Examples

Which may lead to:	Increased carbon pricing regulation	Increased demand for circular products	Greater chance of disruption due to acute and chronic weather events (e.g. storms and hurricanes)	Increased customer demand for sustainable products

How this may impact:	Increased cost of purchasing allowances or credits to meet carbon emission caps	Reduced direct costs as a result of resource efficiency, and the emphasis on recycling in our products	Increased indirect costs for clean-up and mitigation activities	Increased revenues from products which deliver climate adaptation

How we are managing:	We are committed to reducing our emissions through transitioning to low carbon energy technologies and reducing the carbon footprint of our products	We are committed to advancing circularity in our businesses. For example, we plan to use 100 million tonnes of RAP by 2030	Our balanced portfolio provides some natural mitigation and through an annual assessment of our key locations	We will continue to bring sustainable products to the market and advance research through our Innovation Centre for Sustainable Construction

This initial assessment identified a number of transition and physical risks and opportunities which may adversely or positively impact the operational and financial performance of the Group, without considering any mitigation or adaptation actions CRH may take. CRH continually assesses its strategy, business model and ongoing business performance to make sure that they are driving sustainable growth and value creation for its stakeholders. As CRH continues to assess and re-assess
its strategy and associated risks and opportunities, new risks and opportunities may become apparent attributable to climate, sustainability, or other topics that the Group considers as part of its strategic planning. Should such risks and opportunities be identified, CRH’s approach enables the Group to refresh elements of its strategy. Based on this initial assessment of the risks and opportunities that need to be managed, the Group do not believe that its business model would need to materially change. For more information on the Group’s financial resilience, including its viability statement, see page 35. For more information on climate-related risks and opportunities, see pages 118 and 235.

1.	Intergovernmental Panel on Climate Change’s (IPCC) Shared Socioeconomic Pathway 1 scenario expects net-zero after 2050 with temperatures stabilising around 1.8C higher by the end of the century.
2.	Representative Concentration Pathway 2.6 is a “very stringent” pathway which expects carbon dioxide (CO 2 ) emissions to start declining by 2020 and go to zero by 2100.
3.	International Energy Agency’s Energy Technology Perspectives 2020 scenario expects the global energy system to achieve net-zero emissions by 2070.
4.	Intergovernmental Panel on Climate Change’s Shared Socioeconomic Pathway 5 scenario expects low international priority for addressing environmental concerns.
5.
Representative Concentration Pathway 8.5 expects emissions to continue to rise throughout the 21st century. Since the IPCC’s 5th Assessment Report was published, this has been thought to be very unlikely, but still possible as feedbacks are not well understood.

2021 Annual Report and Form 20-F	31

Metrics and Targets

As a leader in our industry, we strive to address the climate-related risks and opportunities that arise as we transition to a low-carbon
economy. In line with our continuous improvement philosophy, we will continue to develop our disclosure practices to better measure and improve our performance across the value chain. We provide reliable, verifiable and objective climate-related metrics to effectively measure our progress against climate-related targets.

Alternative fuels

2.1 million tonnes

of carbon neutral biomass and
non-fossil
fuels used in our cement plants (2020: 2.1 million tonnes), providing 33% of fuel requirements for cement on a Group level, 50% in the EU alone.

Recycled materials

8.0 million tonnes

of waste materials and
by-products
used to replace virgin materials and clinker in our cement manufacturing (2020: 8.5 million tonnes).

Physical climate risk

<1%

of our active locations are identified as being in areas under “High” or “Extremely High” risk of drought severity.

Research and innovation

>60

research projects ongoing across the Group in partnership with the industry and academic institutions to develop new and innovative technologies.

Climate-related targets

25%

reduction in absolute group-wide Scope 1 and Scope 2 CO
2
emissions by 2030 (from a 2020 baseline).

520kg CO
2

per tonne cementitious product is our target for our cement plants, accelerated from 2030 and expected to be achieved by 2025.

50%

product revenue from products with enhanced sustainability attributes by 2025.

For more information on our targets including progress, see pages 21 to 26.

For reporting CO
2
emissions we use the GCCA ‘Sustainability Guidelines for the monitoring and reporting of CO
2
from cement manufacturing’ and the accompanying Excel spreadsheet, ‘Cement CO
2
and Energy Protocol, Version 3.1, CO
2
Emissions and Energy Inventory’. In this methodology, CO
2
from biomass fuels is considered climate neutral. We calculate CO
2
emissions from other activities using appropriate emission factors and in line with the World Resources Institute Greenhouse Gas Protocol (Revised Edition). We calculate Scope 2 emissions from electricity in line with the location-based method of the World Resources Institute Greenhouse Gas Protocol Scope 2 Guidance (2015), using ‘International Energy Agency (2021) Emissions Factors’ (published in 2021) and eGRID2019 ‘Summary Table’ for emissions factors (published in 2020). We calculate Scope 3 emissions estimations in line with the GHG Protocol’s Scope 3 Standard and the GHG Protocol’s Scope 3 Standard for cement companies, using the UK Government ‘GHG conversion factors for company reporting 2021’. Reported Scope 3 emissions include the most relevant emissions categories for CRH operating company activities.

32

       Risk Management

Integrated and effective risk management supports the realisation of our strategic objectives and the continued success of our business. Like all businesses, CRH faces a level of uncertainty in executing on our strategic objectives, inherently creating risks and opportunities. Our Enterprise Risk Management (ERM) framework is a critical tool in managing the uncertainties our business faces in our relentless focus on value-creation, protecting our people and generating long-term, sustainable growth.

Making Better Decisions

ERM is a process embedded throughout the Group which provides a structured and consistent global approach to identifying, assessing and managing our most material threats and opportunities. Ultimately, the purpose of ERM is to assist our people in making better decisions by focusing decision-makers on taking the right risk for the right reward, encouraging the effective and informed interaction with risk to protect and grow our business.

Our framework, which is aligned to the Committee of Sponsoring Organisations of the Treadway Commission (COSO) principles, is embedded across the Group and is a key element in our decision-making practices.

Our risk intelligent culture is key to embedding ERM into decision-making, and whilst accountability for the effective management of risk sits with leadership throughout the Group, all employees are encouraged to be risk managers and proactively manage risk.

We believe that the key to ensuring risk is managed effectively is to integrate ERM into our businesses’
day-to-day
decision-making activities. While formally considered as part of our strategic planning and budgeting processes, regular discussion on risk at management meetings drives day-to-day
operational decision-making and enables our risk framework to be truly value-adding.

Risk workshops, facilitated by Group Risk, bring together leaders from across the Group to identify risks and opportunities, and define mitigation. Uncertainties that present themselves as downside risks are assessed in line with the Group’s risk appetite and those which present themselves as opportunities are sufficiently explored and captured, where possible.

Our risk appetite and tolerance framework is a critical element of our overall ERM framework, defining key risk parameters within which strategic decision-making takes place and assisting with our objectives of disciplined and focused growth. The Board determines our risk appetite against our strategic objectives and approves the framework on an annual basis in line with good corporate governance practice.

ERM in Action

ERM is applied to strengthen our portfolio management processes to further enhance our confidence to undertake investments and step into new markets, such as our purchase of Pebble Technology International which represented strategic entry into a new adjacent outdoor category for our Architectural Products Group.

Our framework allows us to add depth to our understanding of our customers and markets and generate new ways to meet their needs, and despite ongoing challenges, such as the ongoing
COVID-19
pandemic, our performance continues to highlight the resilience and agility of our people, our business model and our proven record of delivery through uncertainty.

2021 Annual Report and Form 20-F	33

Risk Governance Structure

Emerging Risks

A dynamic threat watchlist is maintained to enable early recognition of threats which could impact the long-term performance of many areas of our business. The watchlist is consolidated using data received from our businesses, subject matter experts, risk champion network and external providers of thought leadership. Whilst the watchlist is primarily utilised as a mechanism to monitor emerging risks, the Group understands that associated opportunities may arise from developing a deep understanding of our emerging risks.

We define an emerging risk to be a potentially significant threat where the impact can’t yet be fully understood, restricting our ability to confidently define a strategy and build capabilities to significantly influence the materiality of the risk. While considered as part of our identification processes, the assessment of such risks can be difficult to quantify due to a lack of data or longer time horizons. While emerging risks are generally new and unknown, they can be known risks that have evolved to present new challenges to the Group.

The Risk Committee reviews the watchlist and deems certain threats to be accepted risks, which are integrated into our risk register and are subject to oversight by the Risk and Audit Committees.
Key emerging risks in this category include extreme weather events, which can present physical barriers to work onsite, dampen demand and hinder performance, and labour model disruption, where tightening labour pools materialise within our industry due to a negative convergence of demographic, educational and economic trends.

34

       Risk Management - continued

Activities of the Risk Committee

Over the course of 2021, the Risk Committee continued to play a pivotal role in risk strategy, performance and oversight. The activities that the committee focused on included:

First Line of Defence

The committee undertook risk challenge sessions with our key Divisions to ensure that the risks being faced within our businesses are being effectively managed within the Group’s risk appetite.

Second Line of Defence

The committee received regular updates from our second line functions, including Group Sustainability, Legal & Compliance, Information Security, Tax, Treasury and Security, to name a few.

Third Line of Defence

Updates were provided by the Group Head of Internal Audit, including an independent assessment of the risk environment and the Internal Audit plans which were designed on a risk-based methodology.

Framework Enhancements

The committee received regular updates on risk projects including our updated Risk Appetite framework, Risk Ownership, Risk Charter and other corporate governance items that fall under committee remit.

2021 Annual Report and Form 20-F	35

[THIS PAGE INTENTIONALLY LEFT BLANK]

The performance of our business is enabled by the skills and talent of our 77,400 employees in 28 countries. We strive to create a collaborative, diverse and inclusive working environment to stimulate our global workforce to deliver our strategy.

2021 Annual Report and Form 20-F 37

Business Performance and Segmental Reviews

36-53

An operator at a TexasBit asphalt plant. Part of CRH's America's Materials Division, TexasBit provides asphalt and paving solutions to a variety of contractors, businesses, municipalities, and government agencies in the growing Dallas-Fort Worth and Tyler areas of Texas, United States.

Finance Director’s Review	38

Americas Materials	42

Europe Materials	46

Building Products	50

Group sales of $31.0 billion (2020: $27.6 billion) were 12% ahead of 2020 reflecting improved pricing and volume growth. Year end net debt of $6.3 billion (2020: $5.9 billion) was reflective of our continued strong cash generation, disciplined capital expenditure and value focused investments. Net acquisition spend totaled $1.5 billion (2020: $0.4 billion) and total distributions to shareholders of $1.8 billion (2020: $0.9 billion). Net Debt/EBITDA (as defined)* was 1.2x (2020: 1.3x).
Segmental reviews

The sections on pages 42 to 53 outline the scale of CRH’s operations in 2021 and provide a more detailed review of performance in each of CRH’s reporting segments.
Key Components
of 2021 Performance

Americas Materials benefited from increased construction activity in 2021 due to strong residential demand in North America. Underlying good operating performance offset the impacts of higher input costs and inclement weather.
Like-for-like
sales in 2021 increased by 6% against 2020, due to positive volume growth and pricing progression.
Europe Materials saw
like-for-like
sales 11% ahead of 2020 reflecting good volume growth, and pricing progress against a prior year comparative which was heavily impacted by pandemic restrictions. Positive pricing actions and strong fixed cost control offset cost inflation headwinds.
Building Products delivered
like-for-like
sales 5% ahead of 2020 driven by strong demand for residential construction and a moderate recovery in the non-residential
sector.
EBITDA (as defined)* of $5.35 billion was 16% ahead (2020: $4.6 billion) reflecting the benefits of our integrated solutions strategy with strong demand growth and continued commercial discipline. Profit after tax was significantly ahead of 2020 at $2.6 billion (2020: $1.2 billion) driven by a strong trading performance and the non-recurrence
of
non-cash
impairment charges and
one-off
restructuring costs in the prior year.
The US Dollar strengthened against most major currencies by the end of 2021. However, during 2021 the US Dollar weakened against most major currencies resulting in the average US Dollar/Euro rate weakening from 0.8771 in 2020

*  EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.
1.  See cautionary statement regarding forward-looking statements on page 111.

2021 Annual Report and Form 20-F	39

Key Components of 2021 Performance (i)

$ million	Sales revenue	EBITDA (as defined)*	Operating profit	Profit on disposals	Finance costs (net)	Assoc. and JV PAT (ii)	Pre-tax profit
2020	27,587	4,630	2,263	9	(490)	(118)	1,664
Exchange effects	563	50	11	1	(9)	-	3
2020 at 2021 rates	28,150	4,680	2,274	10	(499)	(118)	1,667
Incremental impact in 2021 of:
- 2020/2021 acquisitions	856	101	52	-	(3)	-	49
- 2020/2021 divestments	(182)	(58)	(51)	102	-	-	51
- One-offs (iii)	-	122	122	-	-	-	122
- Impairments	-	-	673	-	-	154	827
- Organic	2,157	505	515	7	85	19	626
2021	30,981	5,350	3,585	119	(417)	55	3,342

% Total change	12%	16%	58%				101%
% Organic change	8%	11%	23%				38%

(i)
For a discussion of our results of operations for the year ended 31 December 2020 compared to the year ended 31 December 2019, please see our Annual Report on Form
20-F
for the fiscal year ended 31 December 2020.

(ii)	CRH’s share of after-tax results of joint ventures and associated undertakings.

(iii)	One-offs primarily due to 2020 COVID-19 related restructuring costs.

to 0.8460 in 2021 and likewise the US Dollar/ Pound Sterling weakening from an average 0.7798 in 2020 to 0.7270 in 2021. Overall currency movements resulted in a favourable net foreign currency translation impact on our results as shown in the table above. The average and year end 2021 exchange rates of the major currencies impacting on the Group are set out on page 154.
Sales revenue

Liquidity and Capital Resources - 2021 compared with 2020

The comments that follow refer to the major components of the Group’s cash flows for 2021 and 2020 as shown in the Consolidated Statement of Cash Flows on page 144.
Despite significantly increased trading activity compared to 2020, the Group remained focused on cash management. Management delivered a net working capital outflow of $228 million (2020: $196 million inflow) and the Group’s operating cash flow increased to $4.2 billion (2020: $3.9 billion).
Working capital was $2.5 billion at year end (2020: $2.4 billion) representing 8.0% of sales (2020: 8.7%). CRH believes that its current working capital is sufficient for the Group’s present requirements.
Focused investment in property, plant and equipment in markets and businesses with increased demand and efficiency requirements, resulted in higher cash outflows of $1.6 billion (2020: $1.0 billion), with spend in 2021 representing 110% of depreciation on owned assets (2020: 74%).
Reflective of the ongoing strategy of active portfolio management, the Group invested $1.5 billion in bolt-on
acquisitions (2020: $0.4 billion) which was partly financed by divestment and disposal proceeds
1
of $0.5 billion (2020: $0.3 billion).
Reflecting our strong financial position and commitment to returning cash to shareholders, the Group continued its share buyback programme in 2021 repurchasing 17.8 million (2020: 6.0 million) ordinary shares for a total consideration of $0.9 billion (2020: $0.2 billion). The Group announced a further $0.3 billion tranche of the ongoing share buyback programme on 24 December 2021 to be completed no later than 30 March 2022.
These buybacks, together with cash dividend payments of $0.9 billion (2020: $0.7 billion), reflect the Group’s continued commitment to returning cash to shareholders.
Year end interest-bearing loans and borrowings were $10.5 billion (2020: $12.2 billion) and year-end
net debt of $6.3 billion ($5.9 billion) reflects strong inflows from operations and an increase in disciplined capital expenditure and value-focused investments. The Group is in a good financial position. It is well funded and EBITDA (as defined)* Net Interest Cover is 17.2x (2020: 11.9x).
The Group ended 2021 with total liquidity of $9.8 billion, comprising $5.8 billion of cash and cash equivalents on hand and $4.0 billion of undrawn committed facilities which are available until 2026. At year end, the Group had sufficient cash balances to meet all maturing debt obligations (including leases) for the next five years and the weighted average maturity of the remaining term debt was 11.9 years.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

1.	Net of cash disposed and including deferred consideration proceeds in respect of prior year divestments

40

       Finance Director’s Review 2021 - continued

A $400 million US dollar denominated bond was repaid on maturity in January 2021 and a
€
0.6 billion euro denominated bond due to mature in July was repaid early in April after exercising a three month par-call
option.
The Group also has a $2.0 billion US Dollar Commercial Paper Programme and a
€
1.5 billion Euro Commercial Paper Programme of which there were no outstanding issued notes at year end. The purpose of these programmes is to provide short-term liquidity at attractive terms.
Contractual obligations and
Off-Balance
Sheet arrangements are disclosed on page 244 of this Annual Report and Form
20-F.
Jim Mintern
Finance Director

Development Review

2021	2020

The Group invested $1.5 billion in 20
bolt-on
acquisitions in 2021 (including deferred and contingent consideration in respect of prior year acquisitions).

The largest of these in 2021 was the acquisition of Angel Brother Enterprises, an asphalt paving and infrastructure solutions business in Texas. In addition, the Americas Materials Division completed a further seven bolt-on
acquisitions across the US and Canada for a total spend of $0.7 billion.

The Building Products Division completed eight acquisitions amounting to a total spend of c. $0.8 billion including NPP a water and energy infrastructure solutions business in the eastern region of the US. This acquisition will further enhance our end-to-end
solutions offering to our customers.

The Europe Materials Division completed four acquisitions, with a total spend of c. $17 million. The Group also paid $33 million of deferred and contingent consideration related to prior year acquisitions.

On the divestment front, the Group completed 11 transactions and realised total business and asset disposal cash proceeds of $0.5 billion, inclusive of $0.1 billion relating to the receipt of deferred proceeds from prior year divestments, the majority of which related to the divestment of the Group’s equity interest in My Home Industries (MHIL), in India. The sale of the Brazil cement operations by the Americas Materials Division represented the largest divestment during the year, with a further 10 other divestments completed across the Group.

In addition to these business divestments, the Group realised proceeds of $0.1 billion from the disposal of surplus property, plant and equipment and other non-current
assets.

The Americas Materials Division completed seven
bolt-on
acquisitions across the US and Canada for a total spend of $163 million. The Building Products Division completed six bolt-on
acquisitions amounting to a total spend of c. $180 million including the acquisition of Martin Enterprises. Europe Materials completed four acquisitions, with a total spend of c. $8 million for the Division. The Group also paid $54 million of deferred and contingent consideration related to prior year acquisitions.

On the divestment front, the Group completed 12 transactions and realised total business and asset disposal cash proceeds of $307 million, inclusive of $123 million relating to the receipt of deferred proceeds from prior year divestments. The sale of precast concrete production assets located in Spokane, Washington represented the largest divestment in 2020 and was completed by our Building Products Division. The divestment of the building materials business in La Réunion was the second largest divestment, completed by our Europe Materials Division, with 10 other divestments completed across the Divisions. In addition to these business divestments, the Group realised proceeds of $128 million from the disposal of surplus property, plant and equipment and other non-current
assets. Cash proceeds of $123 million were received relating to prior year divestments, of which $95 million related to the divestment of the Group’s equity interest in MHIL.

Angel Brother Enterprises and Gulf Coast delivered a 4,700 foot four-lane concrete boulevard including double bridges over Little Cypress Creek, near Houston, Texas. The Creek plays an important role in the area’s essential food risk mitigation systems and the new bridges will allow the local community to traverse the Creek without compromising its drainage features and detention basins. The bridge will improve mobility for the local community and provide faster access for emergency services.

2021 Annual Report and Form
20-F
41

42 Americas Materials Our Americas Materials Division comprises vertically integrated businesses which produce and supply building materials and services for use in construction projects throughout the US and Canada. What we do CRH’s Americas Materials Division is the largest building materials business in North America, serving customers in attractive local construction markets across 46 US states and six Canadian provinces. Our businesses utilise an extensive network of reserve backed quarry locations, to produce and supply a range of materials including cement, aggregates, readymixed concrete and asphalt. These materials are used widely in a variety of construction projects including public infrastructure, homes and commercial buildings. Over several decades CRH has built up market leading positions throughout North America in aggregates and readymixed concrete while currently being the largest producer of asphalt. CRH is a leading producer of cement in North America. CRH is also the leading supplier of products for road construction and repair and maintenance in the US. Approximately 50% of the Division’s business relates to the construction of infrastructure, a significant proportion of which is awarded by public tender for federal, provincial, state and local government authority road and infrastructure projects. Through innovation, recycling, and the use of alternative materials, many of our materials have enhanced sustainability attributes which help address the changing needs of construction, including the need for a more resilient and sustainable built environment. How we create value CRH’s vertically integrated business model enables us to create value throughout the supply chain. Materials produced by our aggregates and cement businesses can be supplied to our downstream materials businesses for use in products such as readymixed concrete and asphalt. By integrating our operations we can also provide customers with more complete end-to-end
solutions which bundle different materials, value-added products and services to provide customers with a value enhancing one-stop-shop.
This helps to reduce logistical complexity and save the customer time and money, while allowing CRH to deepen its relationships and increase the spend from each customer. This approach is fundamental to our development strategy and sets CRH apart within its industry. In recent years we have grown our presence in higher growth southern states in the US to increase CRH’s exposure to the favourable demand fundamentals of higher population growth and positive migration trends, which underpin good demand for our materials. The largely unconsolidated US building materials market presents further opportunities for value creation by allowing us to identify businesses that can be integrated efficiently into our existing network. How we are structured CRH combines the flexibility, speed, close customer relationships and in-depth
market knowledge of local businesses with the strength, shared expertise and operational excellence of a national network. This focus on operational excellence and local knowledge is supported by a strong strategic centre which enables CRH to leverage talent, procurement synergies and efficiencies across the Division. During 2021 our Americas Materials Division was re-organised from three to four geographical regions (Great Lakes, Northeast, South and West). We also have a cement platform which spans North America. The Great Lakes division comprises operations in seven states and two Canadian provinces, the Northeast division comprises operations in 11 states, the South division operates across 11 states, while the West division has operations in 19 states. The cement platform operates across 20 states and six Canadian provinces. In total, the Division has a network of 1,605 operating locations and employs approximately 28,300 people. Our integrated materials, products and services Where we are located Reserves and Resources Reserves comprise mineral deposits found within our extensive network of quarry locations in attractive local markets throughout North America. For additional information on the Group’s mineral reserves and resources see page 226. Cement Cement is the primary binding agent in the production of concrete products for the construction industry. Readymixed Concrete Readymixed concrete is a highly versatile building material comprised of aggregates bound together with cement and water. Paving & Construction Services Aggregates Aggregates refers to crushed stone, produced from naturally occurring mineral deposits. Our businesses process these materials for sale to customers. Asphalt Asphalt is an aggregates based product, used primarily in road surfacing and other transport infrastructure including airport runways. CRH is the leading supplier of product for road construction and repair/maintenance demand in North America. Annually, our crews complete approximately $4.7 billion in paving and construction projects.

2021 Annual Report and Form
20-F
43 2021 Performance Highlights $ million % of Group Sales 12,407 40% EBITDA (as defined)* 2,588 49% Operating Profit 1,788 50% Net Assets1 14,153 48% SALES BY
END-USE2
epair, Maintenance and New Build Improvement (RMI) 50% 50% SALES BY GEOGRAPHY2 10% Canada 90% United States SALES BY SECTOR2 Residential 20%
Non-Residential
30% Infrastructure 50% Annual Sales Volumes3 Aggregates: Cement: Readymixed Asphalt: 200.7m 13.0m Concrete: 47.9m tonnes tonnes 13.3m m3 tonnes * EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax. 1. Net Assets at 31 December 2021 comprise segment assets less segment liabilities excluding lease liabilities as defined on page 222. 2. Geography, sector exposure and end-use
balance are based on sales. 3. Throughout this document annualised volumes have been used which reflect the full-year impact of development activity during the year and may vary from actual volumes sold.

44

Operations Review - Americas Materials
Prior Year 2020

Results	Analysis of change
$ million	2019	Exchange	Acquisitions	Divestments	Impairment/ One-offs 1	Organic	2020	% change

Sales revenue	11,626	-37	+43	-39	-	-320	11,273	-3%

EBITDA (as defined)*	2,194	-2	+8	+2	-24	+227	2,405	10%

Operating profit	1,423	+1	+5	+5	-25	+222	1,631	15%

EBITDA (as defined)*/sales	18.9%						21.3%

Operating profit/sales	12.2%						14.5%
1
One-offs
primarily due to
COVID-19
related restructuring costs

Americas Materials generated EBITDA (as defined)* of $2.4 billion, 10% ahead of 2019 and operating profit of $1.6 billion, 15% ahead of 2019 despite lower sales which were 3% behind.
COVID-19
restrictions negatively impacted sales volumes in the second quarter, particularly in the Northeast and Great Lakes divisions, with sales in the South division impacted by project delays in key states. Solid price progression, operational efficiencies, focused cost containment and lower energy costs drove margin expansion across all regions and product lines. Strong demand in the central and western parts of the US resulted in like-for-like
sales growth across all lines of business in the West region.
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
Materials

On a
like-for-like
basis, aggregates volumes were 2% lower but margins improved as prices were 4% higher compared to 2019. Volumes in the Northeast and Great Lakes divisions were predominantly impacted by
COVID-19
restrictions in the second quarter of the year while the South division experienced lower demand primarily due to unfavourable weather in the first half of the year. Solid underlying business activity in the West division generated sales growth during the year. Prices were favourable across all divisions with the strongest contributions from the Northeast and South divisions.
Asphalt volumes were 6% lower on a
like-for-like
basis due to the impact of
COVID-19
restrictions in the Northeast and Great Lakes divisions and slower project bidding in key states in the South. Volumes in the West division were ahead of 2019 with a strong order book of business supported by more favourable weather. Asphalt margins improved, benefiting from good commercial management, lower input costs, operational efficiencies and strong cost control.
Readymixed concrete volumes were 4% behind 2019 levels on both a total and like-for-like
basis as higher volumes in the South division during the second half of the year did not fully offset lower volumes in the Northeast, Great Lakes and West. Strong commercial discipline delivered total and like-for-like
prices up 6%, more than offsetting lower sales volumes, resulting in improved margins.
Paving and construction revenues were 6% behind 2019 levels on a total and like-for-like
basis.
COVID-19
impacted the Northeast and Great Lakes divisions through government mandated restrictions, while the South experienced delayed bidding on projects in key markets due to uncertainty in state and local funding sources. The West division experienced significant growth in revenues driven by strong demand in the Central West and Mountain West regions. Overall construction margins finished ahead of 2019.
Regional Performance
Like-for-like
sales for the Northeast division were 8% lower than 2019 as
COVID-19
restrictions impacted volumes across the business. Operating profit for the Northeast division was negatively impacted by lower volumes, partly offset by strong prices and lower input costs.
Great Lakes sales were 8% behind 2019, as a result of lower volumes due to rising prices, which was offset by lower input costs and savings initiatives.
The South division’s total sales were 3% behind 2019 driven by lower asphalt and construction volumes in key states as projects were delayed.
Like-for-like
readymixed concrete volumes were higher than 2019 levels as growth in our core Florida and Texas markets continued. Commercial and operational excellence across all product lines supported strong operating profit performance.
The West division increased total sales by 3% by executing on strong backlogs with support from favourable weather in comparison to the first half of 2019. Good incremental volumes coupled with strong price discipline and cost control resulted in operating profit improvements.
Cement

Our cement business delivered operating profit growth in 2020, driven primarily by strong price realisation, performance improvement initiatives and cost saving measures. Sales volumes in the US operations were 2% ahead of 2019 on a total and like-for-like
basis as strong demand in the west more than offset
COVID-19
related impacts in other regions. Volumes in Canada were behind 2019 due to the impact of
COVID-19
restrictions, particularly during the first half of the year.
Cement consumption in Southeast Brazil increased in 2020 enabling CRH to achieve volume growth combined with increased prices which resulted in operating profit improvement.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

2021 Annual Report and Form 20-F	45

Current Year 2021

Results	Analysis of change
$ million	2020	Exchange	Acquisitions	Divestments	Impairment/ One-offs 1	Organic	2021	% change

Sales revenue	11,273	+73	+468	-96	-	+689	12,407	10%

EBITDA (as defined)*	2,405	+5	+30	-48	+24	+172	2,588	8%

Operating profit	1,631	-2	+3	-45	+28	+173	1,788	10%

EBITDA (as defined)*/sales	21.3%						20.9%

Operating profit/sales	14.5%						14.4%
1
One-offs
primarily due to 2020
COVID-19
related restructuring costs

Americas Materials generated sales of $12.4 billion and EBITDA (as defined)* of $2.6 billion, 10% and 8% ahead of prior year respectively. Operating profit was 10% ahead of 2020. Solid volume and pricing progression across all lines of business coupled with operating efficiencies offset the inflationary input cost environment.
Like-for-like
sales were 6% ahead of 2020, while
like-for-like
EBITDA (as defined)* increased by 7%.
US construction activity recovered in 2021 with increased residential demand along with a moderate recovery in non-residential
markets. Infrastructure funding levels were maintained at similar levels to prior year ahead of the recently approved multi-year federal infrastructure package. Canada experienced continued strong demand within its residential sector.
During 2021 Americas Materials completed eight acquisitions in the US and Canada for a total spend of $0.7 billion, the largest of which was the acquisition of Angel Brothers Enterprises, an asphalt paving and infrastructure solutions business in Texas. The divestment of the Brazil cement operations was completed in the first half of 2021 for consideration of $0.2 billion.
Materials

Aggregates volumes were 3% ahead of 2020 on a
like-for-like
basis driven by good demand in our Northeast, Great Lakes and West divisions. The South division was negatively impacted by adverse weather particularly in the first half of 2021. Our selling prices improved 4% on a mix-adjusted
basis, resulting in good margin expansion overall.
Like-for-like
asphalt volumes were 2% ahead of 2020, while
like-for-like
average prices also increased. Good market conditions in the Northeast, Great Lakes and West offset unfavourable weather conditions in the South.
Readymixed concrete volumes were 4% ahead on a total and
like-for-like
basis as residential demand remained strong; good commercial discipline delivered price increases of 5%.
Paving and construction revenues were 7% ahead of 2020, and 1% behind on a like-for-like
basis, due to unfavourable weather in the South and a slower start to the season in both Great Lakes and Northeast. Revenues were higher in the West driven by an early start to the construction season and solid underlying demand. Construction margins were ahead of 2020.
Regional Performance
Sales in the Northeast were ahead of 2020 as volumes improved following a prior year which was impacted by
COVID-19
restrictions. Higher volumes and pricing across all lines of business were offset by higher input costs resulting in operating profit in line with 2020.
Great Lakes sales were ahead of 2020 driven by solid residential and commercial demand. Operating profit growth was led by good commercial and operational performance offsetting higher input costs.
South sales were ahead of 2020 driven primarily by positive pricing and continued growth in readymixed concrete volumes in our Florida and Texas markets. Operating profit marginally declined as an improved commercial and operational performance was offset by the impacts of unfavorable weather and higher input costs.
Sales in the West were well ahead of 2020, driven by robust demand and positive pricing across all lines of business. Operating profit improved as higher volumes and prices coupled with cost saving initiatives offset higher input costs.
Cement

Our cement business delivered a strong performance driven by a growth in sales which were 12% and 11% ahead of prior year on a total and like-for-like
basis respectively. Operating profit was ahead of 2020 driven by a 5% increase in volume, strong price realisation and cost saving measures which offset increases in input costs. Both US and Canada volumes were ahead of 2020 due to good market demand and strong backlog execution.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

46

Europe Materials

Our Europe Materials Division manufactures and supplies a broad range of materials for use in construction projects in Europe and parts of Asia.

What we do

Our Europe Materials Division is the leading building materials business in Europe, serving customers in construction markets across 18 countries in Europe and two countries in Asia.

Our materials, including aggregates, cement, lime, readymixed concrete, concrete products and asphalt are used extensively in a wide range of construction applications, from major public road and infrastructure projects, to the development and refurbishment of homes and commercial buildings.

Utilising an extensive network of resource backed assets including our quarry and pit locations, the Division has regional leadership positions in aggregates and readymixed concrete and is a leading producer of cement and lime in Europe. Within Asia, it is the largest producer of cement in the Philippines and has a regional leadership position in northeastern China.

Our businesses leverage their valuable market insights and long-term relationships to service the evolving needs of customers including national, regional and local governments, building contractors and other construction product and service providers. Our businesses work closely with their customers to understand and adapt to emerging market needs including the increasing requirement for innovative products which contribute to a more resilient and sustainable built environment.

We are continually improving the environmental performance of our operations through actions including extending our use of alternative fuels, alternative raw materials and other technologies to produce and deliver more sustainable building materials for our customers.

How we create value

Our businesses are vertically integrated which allows us to use materials produced at our quarry locations to self-supply to our own downstream operations as well as in sales to our customers. This enables us to create value throughout the supply chain and also allows us to develop end-to-end
solutions for our customers which increase the overall volume of materials supplied to individual construction projects. This approach enables our businesses to leverage the benefits of scale and best practice, while differentiating themselves in local markets by understanding and meeting the unique needs of local customers.

We seek out opportunities to extend and strengthen our positions in regional markets through identifying bolt-on
and new acquisition opportunities which can be efficiently integrated with existing operations. This enables us to capitalise on growth opportunities and further expand our offering to local customers. Our strong track record in acquiring businesses that provide vertical integration opportunities helps ensure that we are competitive in all product lines and well positioned to deliver a strong return on our assets.

We place a great emphasis on commercial and operational excellence across our extensive network leveraging talent, synergies for procurement, cost and logistics management.

How we are structured

Our Europe Materials Division operates in 18 countries in Europe and two in Asia and during 2021 was re-organised across five operational clusters (UK & Ireland, Europe North, Europe West, Europe East and Asia). The Division employs approximately 25,600 people at 1,120 locations. A further 5,810 people are employed in our equity accounted investment in China.

Where Our Products Are Used Where we are located

Aggregates

Aggregates are typically used in building foundations, underpinning road and rail infrastructure and in the production of products including concrete and asphalt.

Cement

Cement is a binding agent used in concrete products including readymixed concrete, precast concrete and mortars which are used extensively throughout the built environment.

Readymixed Concrete

Concrete is the most used
man-made
material on earth. It forms the foundations of buildings and homes, roads, tunnels and bridges, clean water systems and clean energy structures.

Paving & Construction Services

Lime

In addition to its use in building materials, lime is used in multiple industries including iron and steel, sugar, agriculture and forestry.

Asphalt

Asphalt is widely used as a surface material in transport infrastructure including, roads, bridges, runways, footpaths along with amenities such as racetracks, tennis courts and playgrounds.

Infrastructural Concrete

Infrastructural Concrete includes precast and
pre-stressed
concrete products such as floor and wall elements, beams and vaults, pipes and manholes. These products are delivered to and assembled at construction sites.

In certain markets we provide installation services including crews, equipment and specialist expertise needed for preparation, paving and maintenance on projects including roads, roundabouts and interchanges, car parks and airport runways.

2021 Annual Report and Form
20-F
47 2021 Performance Highlights $ million % of Group Sales 10,581 34% EBITDA (as defined)* 1,410 26% Operating Profit 814 23% Net Assets1 8,784 30% SALES BY
END-USE2
New Build RMI 70% 30% SALES BY GEOGRAPHY2 6% Asia 13% 45% Europe North UK & Ireland 15% Europe East 21% Europe West SALES BY SECTOR2 Residential 35%
Non-Residential
30% Infrastructure 35% Annualised Sales Volumes3 Aggregates: Cement: Readymixed Asphalt: Lime: Concrete 108.8m 35.8m Concrete: 10.8m 7.7m Products: tonnes tonnes 16.9m m3 tonnes tonnes 7.9m tonnes * EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax. 1. Net Assets at 31 December 2021 comprise segment assets less segment liabilities excluding lease liabilities as defined on page 222. 2. Geography, sector exposure and end-use
balance are based on sales. 3. Throughout this document annualised volumes have been used which reflect the full-year impact of development activity during the year and may vary from actual volumes sold.

48

Operations Review - Europe Materials
Prior Year 2020

Results		Analysis of change
$ million	2019	Exchange	Acquisitions	Divestments	Impairment/ One-offs 1	Organic	2020	% change

Sales revenue	9,509	+105	+63	-27	-	-509	9,141	-4%

EBITDA (as defined)*	1,208	+14	+7	-3	-83	-88	1,055	-13%

Operating profit/(loss)	622	+5	+1	-2	-743	-73	-190	-131%

EBITDA (as defined)*/sales	12.7%						11.5%

Operating profit/(loss)/sales	6.5%						-2.1%
1
One-offs
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
UK & Ireland

In our UK & Ireland businesses, strict
COVID-19
restrictions resulted in widespread plant shutdowns during the second quarter which significantly impacted volumes during this period. Trading recovered as the year progressed, with strong cement volumes and increased paving activity in the second half of the year supporting improved aggregates and asphalt volumes; however, readymixed concrete volumes were slower to recover due to market uncertainty. Operating profit, impacted by the lower volumes, impairment charges and restructuring costs, finished below 2019 levels.
Europe North

Europe North (Finland, Germany and Switzerland) businesses did not experience significant
COVID-19
related shutdowns and overall sales in Europe North ended ahead of 2019 levels supported by some larger aggregates projects. However, operating profit fell below 2019 due to a less favourable product mix and higher input and restructuring costs. Despite a good level of pricing progress and cost saving initiatives they were not enough to offset the lower cement, lime and readymixed concrete volumes and increased costs.
Europe West

Despite a good recovery in the second half of the year and a robust performance throughout the year in our Precast businesses, Europe West (France, Benelux, Denmark and Spain) sales ended the year down on 2019 as trading was significantly impacted by
COVID-19
restrictions in the first half of the year. Volumes in France were severely impacted by the
COVID-19
restrictions in the second quarter of 2020 as cement, aggregates and readymixed concrete volumes were significantly below 2019 levels. Price increases and cost saving actions were implemented to improve trading performance, but overall operating profit ended the year below 2019.
Europe East

Europe East (Poland, Ukraine, Romania, Hungary, Slovakia and Serbia) trading continued robustly in 2020 with cement volumes and sales ahead of 2019. Strong cost control, lower fuel costs and positive pricing all contributed to operating profit finishing strongly ahead of 2019 levels. Romania, in particular, experienced a very positive trading performance in 2020 with sales and operating profit both significantly ahead of 2019, as a continuation of infrastructure projects, the positive impact of local and national elections and increased residential repair works contributed to growing cement demand with pricing above 2019 levels. Overall, with minimal
COVID-19
restrictions, positive underlying trading conditions combined with business improvement initiatives, Europe East saw a continuation of growth in sales and operating profit performance in 2020.
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

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

2021 Annual Report and Form 20-F	49

Current Year 2021

Results		Analysis of change
$ million	2020	Exchange	Acquisitions	Divestments	Impairment 1 / One-offs 2	Organic	2021	% change

Sales revenue	9,141	+403	+8	-57	-	+1,086	10,581	16%

EBITDA (as defined)*	1,055	+34	-	-5	+83	+243	1,410	34%

Operating (loss)/profit	-190	+7	-	-2	+748	+251	814	528%

EBITDA (as defined)*/sales	11.5%						13.3%

Operating (loss)/profit/sales	-2.1%						7.7%
1
Includes $0.7 billion 2020 impairment charge
²One-offs
primarily due to 2020
COVID-19
related restructuring costs

Europe Materials benefited from continued growth in Eastern Europe and strong market recovery following the easing of
COVID-19
restrictions in many of our key markets. Europe Materials generated sales of $10.6 billion and EBITDA (as defined)* of $1.4 billion, 16% and 34% ahead of prior year respectively with an operating profit of $0.8 billion.
Like-for-like
sales were 11% ahead of 2020, while EBITDA (as defined)* increased by 22%. Energy market volatility resulted in increased cost inflation but positive pricing actions and a continued focus on cost savings and performance initiatives delivered margin expansion.
UK & Ireland

UK & Ireland sales were well ahead of prior year reflecting an improved trading environment following significant
COVID-19
disruption in 2020. Operating profit was also significantly ahead due to improved volumes across all product lines but also assisted by cost saving and restructuring initiatives which commenced in 2020. Significant pricing actions were undertaken in the second half of the year to offset input cost inflation, which also contributed to the strong 2021 performance.
Europe North

Despite prolonged winter weather, demand in Europe North (Finland, Germany and Switzerland) improved as the year progressed. Cement and lime volumes were ahead of prior year which, combined with strong price increases, resulted in increased sales. Europe North experienced significant energy cost inflation, particularly in the second half, but additional pricing actions and a continued focus on cost saving initiatives resulted in operating profit well ahead of 2020 levels.
Europe West

Europe West (France, Benelux, Denmark and Spain) delivered a good trading performance with higher cement volumes combined with continued pricing progress across all markets. France in particular experienced a strong recovery as a result of improved underlying trading conditions which, together with significant cost saving actions implemented in 2020, have resulted in like-for-like
operating profit well ahead of 2020. Our precast operations also delivered sales and operating profit ahead of 2020 despite experiencing significant raw material and energy cost inflation. Overall, continued cost saving actions and commercial initiatives resulted in operating profit well ahead of prior year.
Europe East

Europe East (Poland, Ukraine, Romania, Hungary, Slovakia and Serbia) experienced mild weather in the fourth quarter and robust demand throughout the year, which resulted in cement volumes ahead of 2020 and continued growth in downstream products. Operating profit in Poland was significantly ahead of prior year due to good volume and price increases combined with strong cost control. Despite rising energy cost inflation in the second half of the year, overall operating profit was well ahead of 2020 with good cost control and strong price increases across all markets.
Asia

Sales and operating profit in the Philippines were significantly ahead of 2020, which was severely impacted by
COVID-19
restrictions. Cement volumes were well ahead in 2021 as the market recovered. Despite a competitive pricing environment and rising input costs, operational improvements and cost containment initiatives resulted in operating profit ahead of 2020.
CRH’s operations include a 26% stake in Yatai Building Materials in China, where strong price increases offset lower volumes to deliver significantly improved operating profit in 2021.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

Building Products

Our Building Products Division comprises businesses which manufacture, supply and deliver a wide range of high quality, value-added, innovative products and integrated solutions globally.

What we do

CRH’s Building Products Division is a leading manufacturer and supplier of high value-added building products for use primarily in both residential and non-residential
construction projects globally.

Our diverse range of products includes brickwork supports that keep walls standing, glazing systems that hold glass in place, products that collect, connect and protect vital utility infrastructure and pavers, blocks and patio products used to pave our city centres and create unique outdoor living spaces.

The Division operates across 19 countries and is comprised of four strategic product platforms: Architectural Products, Building Envelope, Infrastructure Products and Construction Accessories (operating under the Leviat brand). The Division has leading positions, across multiple markets, in all four product areas.

Our businesses combine deep customer understanding with an innovation focused mindset to deliver solutions that are tailored to meet current market demand while also working with customers to innovate and develop new solutions that address longer-term opportunities presented by economic development, changing demographics, sustainable development and other evolving global construction trends.

How we create value

Our global division, balanced across geographies and
end-use
sectors allows us to leverage scale, talent, brands, customer relationships and technical expertise, to create value and deliver superior performance.

An
innovation-led
approach to the development of integrated building products and solutions is a key characteristic of our business, while our ability to customise and create bespoke products and end-to-end
solutions creates competitive advantage

and helps to drive sustainable growth. Our strategy is to build and grow scalable businesses and to adapt and grow as our markets evolve.

Our development focus aims to deepen our position in existing business platforms and to broaden our differentiated product portfolio.

We assess development opportunities through the lens of providing access to growth markets that are favourably exposed to global megatrends including increasing urbanisation, the growth of cities and the demand for more sustainable forms of construction.

How we are structured

Our Building Products Division is structured around four core product groups: Architectural Products, Building Envelope, Infrastructure Products and Construction Accessories (operating under the Leviat brand). The Division employs approximately 23,500 people at close to 510 locations across 19 countries.

Our products

Architectural Products

Our Architectural Products include pavers, blocks and kerbs, retaining walls and slabs, patio products and decking, lawn and garden products as well as bagged dry-mix
cements for both private and public use.

Building Envelope

Our Building Envelope products include architectural glass, storefront systems, custom engineered curtain and window wall, architectural glazing systems and related hardware.

Infrastructure Products

CRH’s Infrastructure Products’ range of precast concrete, PVC and polymer-based products include stormwater products, underground vaults, drainage pipe and structures, utility enclosures and modular precast structures.

Construction Accessories

Our Construction Accessories products include a broad range of engineered anchoring, fixing and connection solutions as well as lifting systems, formwork accessories and general accessories for construction applications.

Where we are located

2021 Performance Highlights $ million % of Group Sales 7,993 26% EBITDA (as defined)* 1,352 25% Operating Profit 983 27% Net Assets1 6,698 22% SALES BY END-USE2 New Build RMI 55% 45% SALES BY PRODUCT GROUP2 9% Construction 48% Accessories Architectural Products 21% Infrastructure Products 22% Building Envelope SALES BY SECTOR2 Residential 50% Non-Residential 40% Infrastructure 10% * EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax. 1. Net Assets at 31 December 2021 comprise segment assets less segment liabilities excluding lease liabilities as defined on page 222. 2. Products, sector exposure and end-use balance are based on sales.

52

       Operations Review - Building Products

Prior Year 2020

Results		Analysis of change
$ million	2019	Exchange	Acquisitions	Divestments	Impairment/ One-offs	1	Organic	2020	% change
Sales revenue	6,997	+14	+262	-347	-		+247	7,173	3%

EBITDA (as defined)*	1,076	-	+50	-32	-15		+91	1,170	9%

Operating profit	748	-1	+26	-17	-19		+85	822	10%

EBITDA (as defined)*/sales	15.4%							16.3%

Operating profit/sales	10.7%							11.5%
	1 One-offs primarily due to COVID-19 related restructuring costs

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
COVID-19.
However, sales of key products to the communications sector and electric utilities proved to be resilient as demand for IT infrastructure was strong. The business recorded increased like-for-like
operating profit due to continued performance improvement measures and focused cost control. Europe recorded lower like-for-like
sales in 2020 because of
COVID-19
restrictions in key markets, particularly the UK. In Australia, like-for-like
sales were below 2019 due to continued challenges in the telecom sector in the country.
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

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

2021 Annual Report and Form 20-F	53

Current Year 2021

Results		Analysis of change
$ million	2020	Exchange	Acquisitions	Divestments	Impairment/ One-offs	1	Organic	2021	% change
Sales revenue	7,173	+87	+380	-29	-		+382	7,993	11%

EBITDA (as defined)*	1,170	+11	+71	-5	+15		+90	1,352	16%

Operating profit	822	+6	+49	-4	+19		+91	983	20%

EBITDA (as defined)*/sales	16.3%							16.9%

Operating profit/sales	11.5%							12.3%
	1 One-offs primarily due to 2020 COVID-19 related restructuring costs

Building Products delivered sales growth of 11% due to strong demand for residential construction, particularly in North America, along with a good recovery in certain parts of the non-residential
sector. Ongoing business improvement initiatives delivered higher margins through production efficiencies, good commercial management, procurement savings and overhead cost control. EBITDA (as defined)* increased by 16% while operating profit was 20% ahead.
Like-for-like
sales were 5% ahead of 2020, while
like-for-like
EBITDA (as defined)* increased by 8%.
During 2021 Building Products completed eight
bolt-on
acquisitions, primarily in the US and across all product platforms, at a total spend of $0.8 billion. The largest acquisition was Infrastructure Products’ purchase of NPP, a water, energy and infrastructure solutions business.
Architectural Products

Architectural Products in North America delivered strong sales growth in 2021, reflecting positive market demand and robust residential RMI activity. Operating profit increased due to improved pricing and volume growth, a continued focus on operational improvements and strong overhead cost control. Sales in our European businesses were slightly ahead, with operating profit growth driven by operational and commercial excellence initiatives and improved product mix.
Building Envelope

Building Envelope’s sales increased driven by strong pricing and early signs of recovery in the non-residential
market. Operating profit was ahead of prior year driven by improved pricing, operational excellence initiatives and other cost savings, partly offset by input cost inflation.
Infrastructure Products

Infrastructure Products experienced strong sales growth in 2021. Sales to the communications and utilities sectors were resilient and demand for IT infrastructure was strong. The business delivered increased operating profit due to continued performance improvement measures and good cost control. Total sales and operating profit also benefited from the acquisition of NPP in the third quarter. Our European businesses contributed to the strong sales growth and operating profit was ahead. Our Australian business experienced lower sales due to
COVID-19
restrictions which hindered production and limited deliveries.
Construction Accessories

Like-for-like
sales in Construction Accessories were ahead of 2020 driven by strong volumes as the business benefited from higher residential demand and project activity. Sales growth was primarily led by North America, the UK and France. Increased sales and continued cost saving initiatives more than offset input cost inflation, resulting in like-for-like
operating profit ahead of prior year.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

Through a values-driven culture we strive to maintain the highest standards of corporate governance and responsible leadership. At CRH, our culture of ethical behaviour allows us to build trust with our stakeholders and create long-term sustainable value.

2021 Annual Report and Form 20-F 55

Governance

54-114

Heembeton, part of CRH's Europe Materials Division based in the Netherlands, is a leading producer of prefab building systems and solutions including prefab concrete walls and facades which enable quicker and more efficient construction of both commercial and residential structures.

Board of Directors	56

Corporate Governance Report	60

Audit Committee Report	64

Nomination & Corporate Governance Committee Report	70

Safety, Environment & Social Responsibility Committee Report	76

Directors’ Remuneration Report	80

Directors’ Report	110

56

Board of Directors

Richie Boucher Chairman Appointed to the Board: March 2018 Nationality: Irish Age: 63 Committee membership:	Albert Manifold Chief Executive Appointed to the Board: January 2009 Nationality: Irish Age: 59 Committee membership:	Jim Mintern Group Finance Director Appointed to the Board: June 2021 Nationality: Irish Age: 54 Committee membership:

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

Non-listed:
Not applicable.

Skills and experience:

Jim has over 30 years’ experience in the building materials industry, nearly 20 years of which have been with CRH. Jim joined CRH as Finance Director for Roadstone and since then has held several senior positions across the Group, including Country Manager for Ireland, Managing Director of each of the Western and Eastern regions of our Europe Materials Division and most recently Chief of Staff to the Chief Executive, where he worked closely with divisional and operational leadership and had oversight of the Group’s Performance, Safety and Special Projects activities and led a number of Performance Improvement initiatives in recent years. He was appointed to the Board and became Group Finance Director with effect from 1 June 2021.

Qualifications:
Fellow of Chartered Accountants Ireland. Jim also holds a Bachelor of Commerce from University College Dublin.

External appointments:

Listed:
Not applicable.

Non-listed:
Not applicable.

2021 Annual Report and Form 20-F	57

Gillian L. Platt Senior Independent Director Appointed to the Board: January 2017 Nationality: Canadian Age: 68 Committee membership:	Caroline Dowling Non-executive Director Appointed to the Board: March 2021 Nationality: Irish Age: 54 Committee membership:	Richard Fearon Non-executive Director Appointed to the Board: December 2020 Nationality: United States Age: 65 Committee membership:

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

Non-listed:
Not applicable.

Skills and experience:

Caroline was, until her retirement in February 2018, a Business Group President of Flex, an industry leading Fortune 500 company, with operations in 30 countries. In this role she led the Telecommunications, Enterprise Compute, Networking and Cloud Data Centre and was also responsible for managing the Global Services Division, supporting complex supply chains. Prior to this, Caroline held a range of senior executive roles in Flex, including responsibility for development & strategy, marketing, retail & technical services and global sales.

External appointments:

Listed:
Non-executive
Director of DCC plc and IMI plc.

Non-listed:
Non-executive
Director of Orion SCM, Inc., a
US-based
software firm.

Skills and experience:

Richard was, until March 2021, the Vice Chairman and Chief Financial and Planning Officer of Eaton Corporation plc, a global power management company, roles he held since 2009 and 2002, respectively. He had responsibility and oversight for a number of key operational and strategic functions at Eaton, including accounting, control, corporate development, information systems, internal audit, investor relations, strategic planning, tax and treasury functions. Prior to joining Eaton, he served in development and strategic planning management positions at several large diversified companies, including as Senior Vice President of Corporate Development at Transamerica Corporation, General Manager of Corporate Development for Singapore-based NatSteel Ltd and Director of Strategic Planning at The Walt Disney Company. He has also served as a management consultant at the Boston Consulting Group, Booz Allen Hamilton and Willow Place Partners.

Qualifications:
Bachelor of Arts in Economics from Stanford University; Masters of Business Administration from Harvard Business School; and a Juris Doctor from Harvard Law School.

External appointments:

Listed:
Non-executive
and Lead Director of Avient Corporation;
non-executive
Director of Crown Holdings, Inc and
non-executive
and Lead Director of Hennessy Capital Investment Corp. VI.

Non-listed:
Not applicable.

Audit Committee Financial Expert as determined by the Board

58

Board of Directors - continued

Johan Karlström Non-executive Director Appointed to the Board : September 2019 Nationality: Swedish Age: 65 Committee membership:	Shaun Kelly Non-executive Director Appointed to the Board: December 2019 Nationality: Dual United States & Irish Age: 62 Committee membership:	Badar Khan Non-executiv e Director Appointed to the Board: October 2021 Nationality: Dual British & United States Age: 50 Committee membershi p:

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

Qualifications:
Masters degree in Engineering from the KTH Royal Institute of Technology, Sweden.

External appointments:

Listed:
Not applicable.

Non-listed:
Non-executive
Director of Sandbacken AB.

Skills and experience:

Shaun was until September 2019, the Global Chief Operating Officer of KPMG International, where he was responsible for the execution of the firm’s global strategy and for the delivery of various global initiatives. Over a thirty-year career with KPMG, the majority of which was spent in the US, he held a variety of senior leadership positions, including Partner in Charge, US Transaction Services (2001 to 2005), Vice Chair and Head of US Tax (2005 to 2010) and Vice Chair Operations and Chief Operating Officer Americas (2010 to 2015), before his appointment as Global Chief Operating Officer in 2015.

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

Audit Committee Financial Expert as determined by the Board

Skills and experience:

Badar is currently President of National Grid US, a major business segment of the leading energy transmission and distribution company, National Grid plc. Prior to this, he held a variety of roles in National Grid, including responsibility for strategy and innovation. Before joining National Grid he worked at Centrica plc (2003 to 2017), a leading international energy services and solutions company, where he held a variety of senior executive positions in the UK and US, and has prior experience in marketing, consulting and project management.

Qualifications:
Bachelor of Engineering from Brunel University and an MBA from The Wharton School of the University of Pennsylvania.

External appointments:

Listed:
Not applicable.

Non-listed:
Non-executive
Director of the American Gas Board.

2021 Annual Report and Form 20-F	59

Lamar McKay Non-executive Director Appointed to the Board : December 2020 Nationality: United States Age : 63 Committee membership:	Mary K. Rhinehart Non-executive Director Appointed to the Board: October 2018 Nationality: United States Age: 63 Committee membership:	Siobhán Talbot Non-executiv e Director Appointed to the Board: December 2018 Nationality: Irish Age: 58 Committee membershi p:

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

Qualifications:
Bachelor of Science from Mississippi State University.

External appointments:

Listed:
Non-executive
Director of APA Corporation.

Non-listed:
Not applicable.

Skills and experience:

Mary became
non-executive
Chairman of Johns Manville Corporation in September 2020, prior to which she held the role of Chairman, Chief Executive Officer and President. Johns Manville is a Berkshire Hathaway company, which is a leading global manufacturer of premium quality building products and engineered specialty materials. Over nearly 40 years with Johns Manville she has held a wide range of global leadership roles, encompassing responsibility for business management and strategic business development and was also Chief Financial Officer. Mary was until recently a non-executive
Director of Ply Gem Holdings Inc., a leader in exterior building products in North America and Lead Director of CoBiz Financial Inc.

Qualifications:
Bachelor’s degree in Finance from the University of Colorado; MBA from the University of Denver.

External appointments:

Listed:
Non-executive
Director of Graphic Packaging Holding Company.

Non-listed:
Non-executive
Chairman of Johns Manville Corporation; and member of the Board of Trustees of the University of Denver.

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

Listed:
Group Managing Director of Glanbia plc.

Non-listed:
Director of the Irish Business Employers Confederation (IBEC).

Audit Committee Financial Expert as determined by the Board

Operation of the Board

Following the onset of
COVID-19,
the Board met virtually for a period of 18 months up to
mid-2021.
Whilst this worked well, and did not hinder the Board in fulfilling its responsibilities and duties, I am pleased to report that we recommenced in-person
meetings with suitable safety protocols in place in the second half of the year. This has enhanced the richness of discussion at Board and Committee meetings, and non-executive
Director sessions. It has also helped forge relationships between the four directors appointed since March 2020 and existing Board members, and has led to increased and more in-depth
interactions with the senior management team. During the course of 2022, we intend to recommence our twice-yearly site visits to operations in Europe and the US.
Senior Executive Succession

Senior executive succession planning continued to be an area of focus for the Board and Nomination & Corporate Governance Committee. Details on activity in this area during 2021 are set out on page 71.
The Board also received regular updates on the bench strength and diversity of the senior management team, together with detailed plans for development generally and by individual role.
Board Committees

Detailed reports on the areas of focus for the Audit, Nomination & Corporate Governance, Remuneration and Safety, Environment and Social Responsibility (SESR) Committees are included on pages 64 to 109.
The performance of the Board’s Committees was assessed as part of the external Board evaluation process referred to below.
During 2021, the Board approved minor changes to the Terms of Reference of the Audit, Nomination & Corporate Governance, Remuneration and SESR Committees. The changes were primarily to align the Terms of Reference with current Board practices and terminology and to ensure they remain aligned with evolving best practice, where relevant. The updated Terms of Reference are available on the CRH website, www.crh.com.

1.
The Governance Appendix is published in conjunction with the Directors’ Report in compliance with Section 1373 of the Companies Act 2014. For the purposes of Section 1373(2) of the Companies Act 2014, the Governance Appendix and the risk management disclosures on pages 32 to 35 and 116 to 121 form part of, and are incorporated by reference into, this Corporate Governance Report.

The primary (premium) listing of CRH plc is on the LSE, with the listing on Euronext Dublin characterised as secondary. For this reason, CRH plc is not subject to the same ongoing listing requirements as would apply to an Irish company with a primary listing on Euronext Dublin. For further information, shareholders should consult their financial adviser. Further details on the Group’s listing arrangements, including its premium listing on the LSE, are set out on page 74.

2021 Annual Report and Form 20-F	61

In line with prior years, there was regular and extensive engagement on governance matters during the past year with more than 20 meetings with shareholders representing just over 35% of the issued share capital.”

Richie Boucher
Chairman

Board Evaluation

During 2021, the Board engaged Christopher Saul Associates to undertake an external board performance evaluation. The report presented to the Board (the ‘2021 Report’) concluded that the Board is operating effectively. It is collegiate and well-led,
it operates to high standards of professionalism and benefits from quality support. The Committees observed work diligently and effectively and are well-integrated into Board processes. The relationship between the Board and management is respectful and constructive. It also contained recommendations to further enhance our effectiveness including in relation to:

●
   Board paper content and circulation;

●
   Giving consideration to whether the Nomination & Corporate Governance Committee could broaden and deepen its activities, for example, in relation to human capital management without undue overlap with the SESR Committee and separately undertaking a review of the breadth of the SESR Committee’s responsibilities; and

●
   Enhancing Board interaction further, leveraging on the experience of the non-executive
Directors and looking at increasing the regularity of
non-executive
Director sessions

2018 Code – Compliance Statement

The principles set out in the 2018 Code emphasise the value of good corporate governance to the long-term sustainable success of listed companies. These principles, and the supporting provisions, cover five broad themes:

1. Board Leadership and Corporate Purpose 2. Division of Responsibilities 3. Composition, Succession and Evaluation 4. Audit, Risk and Internal Controls 5. Remuneration

As demonstrated by the disclosures in this Report and the details of CRH’s general governance practices in the Governance Appendix, CRH applied the principles and complied with the provisions of the 2018 Code in 2021, with the exception of the following provision:

•

Provision 38:
alignment of pension contribution rates with wider workforce – see page 101 for more details.

A copy of the 2018 Code can be obtained from the Financial Reporting Council’s website, www.frc.org.uk.

Whilst no particular skill or diversity gaps were identified, the 2021 Report included considerations to take into account to developing Board composition priorities.
The internal and external board performance evaluation processes are one element in the process for identifying strategic themes for discussion by the Board. The 2021 Report highlighted topics that were currently front of mind for the non-executive
Directors. The process used for the evaluation is set out on page 72 in the Nomination & Corporate Governance Committee Report.
External Board Appointments

The external directorships of each Director are detailed in their biographies on pages 56 to 59.
Richard Fearon and Johan Karlström sought and received approval to take up additional Board roles during 2021. The Board was satisfied that these new commitments do not impinge on their non-executive
duties on the CRH Board.
Corporate Purpose

As reported last year, a project has been underway to more fully articulate CRH’s purpose - a purpose which captures our aspirations beyond financial returns, inspires our people and guides our day-to-day
operations, our culture, and our strategy.
The framework used during the project utilised insights from CRH’s Values, work on CRH brands, historical documents, focus groups and test panels of employees across the geographies and Divisions of CRH, along with insights from a range of external experts from a number of specialist fields.
This work is now complete and will be launched with our employees during 2022.
As part of the purpose project, our Values have been refined, to align and further support the organisation in living our purpose.
Stakeholder Engagement

The Board has delegated responsibility for workforce engagement to the SESR Committee. Given the footprint of CRH with c.77,400 employees in 28 countries, we believe this is the best and most effective way of ensuring that the views of employees are understood and are taken into consideration in the Board’s decision-making processes. The Board receives regular updates and recommendations from the SESR Committee, the work of which is described in detail on pages 76 to 79.
Board members also attended a seminar of management from across the Group held during the year with appropriate social restrictions and safety protocols, which focused on key issues facing the Group, including, sustainability challenges and opportunities, the work of exploration groups made up of high potential talented employees who were focused on horizon scanning in relation to the future of the construction industry, the work ongoing to embed customer perspectives in our approach to business and the project to articulate CRH’s purpose referred to above.
In line with prior years, there was regular and extensive engagement on governance matters during the past year with more than 20 meetings with shareholders representing just over 35% of the issued share capital. Typically the meetings covered topics such as the safety of our employees, particularly in the context of
COVID-19,
Board renewal priorities, executive succession planning, strategy, capital allocation, the oversight of the Board in relation to business improvement initiatives, the areas of focus for the Board in relation to sustainability and remuneration arrangements. Shareholder

62

Corporate Governance Report – continued

engagement is a regular topic on Board agendas and feedback from these meetings is circulated with Board papers in order that all Directors have a comprehensive understanding of shareholder perspectives on these topics when making Board decisions.
In a separate consultation process, we sought feedback from shareholders representing just over 50% of the issued share capital in relation to proposals for the updated remuneration policy to be considered at the 2022 AGM. I am pleased to report that c.60% of the shareholders contacted provided us with their considered perspectives on the Remuneration Committee’s proposals. Full details of the consultation process and the final remuneration policy proposals are set out in the Directors’ Remuneration Report on pages 80 to 97.
Following engagement with investor groups, during the year we undertook a review of climate change lobbying practices to ensure there is an alignment between those practices and the expectations of the Board and our stakeholders. Further detail is set out on page 79 in the SESR Committee Report. We also published the CRH Group Tax Strategy, which sets out the tax objectives, strategy and governance framework of the Group due to the increasing importance for tax transparency across a number of different stakeholders including Governments, sustainability analysts and investors.
The full range of ways in which we engage with our stakeholders are set out on page 27, which also includes a summary of each stakeholder’s main areas of interest and the outcomes of the various engagement processes in 2021.
Litigation and Compliance

The Group General Counsel regularly updates the Board on relevant legal and compliance matters and provides reports on any material matters that arise requiring Board decisions or detailed consideration.
Dematerialisation of Share Certificates

Under the EU Central Securities Depositories Regulation (EU) 909/2014 (CSDR), there is a requirement for all shares in Irish issuers to be held in book-entry form. The period by which this transition must happen is between January 2023 and January 2025. Book-entry form means an electronic record of ownership such as an entry in an electronic register, without any further or other document such as a share certificate. The Irish market is intending to dispense with share certificates with effect from 1 January 2023. Therefore, from that date all CRH share certificates in issue will be cancelled. However, this will be the only change as these holdings are currently recorded in electronic form on the CRH register of members.
The removal of share certificates will bring benefits to shareholders by reducing the paperwork associated with share transactions such as sales or share transfers and by removing the need for expensive insurance cover in the event that share certificates have been lost or mislaid. Industry participants, such as brokers and registrars, are currently updating their systems to ensure there is no impact on shareholders who currently hold share certificates.
We understand that the Irish government is planning to introduce legislation to update Irish company law in a way that will override references in the Articles of Association of all Irish issuers to share certificates. Once this legislation is in place, we will seek shareholder approval to align the Articles of Association with the new legislation.
Re-election
of Directors

Table 6 on page 72 provides a summary of competencies, important to the long-term success of the Group, that each Director seeking re-election
at the 2022 AGM brings to the Board.
I have evaluated the performance of each Director and am satisfied that each Director is committed to their role, provides constructive challenge and devotes sufficient time and energy to contribute effectively to the performance of the Board.
I strongly recommend that shareholders vote in favour of the re-appointment
of each Director going forward for
re-election
at the 2022 AGM.
Conclusion

The CRH Board and its Committees continued to perform effectively in the past year and I very much appreciate the individual and collective efforts of my executive and non-executive
colleagues. I am satisfied that we have made good progress on our key governance priorities in the areas of succession planning, board renewal, more comprehensively articulating CRH’s purpose, sustainability and ensuring we understand the views and perspectives of our stakeholders when making decisions. Your Board is also committed to ensuring that CRH continues to be a leader in managing the challenges and opportunities arising from the impact of climate change and to transparently reporting on our progress in this important area.
Richie Boucher
Chairman
2 March 2022

2021 Annual Report and Form 20-F 63

Oldcastle Infrastructure, part of CRH's Building Products Division, is one of North America's largest manufacturers of infrastructure products for the telecommunications, energy, transportation, and water markets, including solutions for stormwater management and drainage, wastewater, irrigation, marine and potable water.

Introduction

The responsibilities of the Committee are set out in full in its Terms of Reference, which is available on our website, www.crh.com. General details in relation to the role and responsibilities of the Committee, its operation and the policies applied by it, can be found in the Governance Appendix, which is also available on our website.
While the Committee continued to focus on monitoring the effectiveness of the Group’s financial reporting and Enterprise Risk Management framework and the integrity of the Group’s internal and external audit processes during 2021, we also spent time considering and discussing with management CRH’s reporting on climate-related risks, including the impact on the Group’s accounting judgements, disclosures and financial statements and their alignment with CRH’s carbon reduction targets, and its approach with regard to compliance with the recommendations of various regulatory bodies (International Accounting Standards Board, International Audit and Assurance Standards Board, Financial Reporting Council, European Securities and Markets Authority), the Task Force on Climate-related Financial Disclosures (`TCFD’) and the emerging EU Taxonomy requirements. The Committee, and indeed the wider Board and management team, take the issue of climate change very seriously and, as we work towards our ambition of carbon neutrality by 2050, we understand the importance of ensuring transparency for all stakeholders on our plans and progress. Further details on the impact of climate change on CRH can be found on pages 28 to 31.
Table 1 on pages 66 and 67 outlines the principal areas that the Committee focused on in 2021.
Audit Committee Membership

The Committee currently consists of five
non-executive
Directors considered by the Board to be independent. The biographical details of each member are set out on pages 57 to 59. Together, the members of the Committee bring a broad range of relevant experience and expertise from a variety of industries which is vital in supporting effective governance and enabling the Committee to discharge its responsibilities. Richard Fearon, Siobhán Talbot and I have been designated by the Board as the Committee’s financial experts and meet the specific requirements for recent and relevant financial experience, as set out in the 2018 Code.
Audit Committee Meetings

During 2021, the Committee held eight meetings in order to discharge its duties and responsibilities. Meetings of the Committee are generally scheduled around the financial

2021 Annual Report and Form 20-F	65

The Committee spent time considering and discussing with management the Group’s reporting on climate-related
risks, including the impact on the Group’s accounting judgements, disclosures and financial statements...”

Shaun Kelly
Chairman of Audit
Committee

External Auditor
Deloitte was appointed as the Group’s external auditor with effect from 1 January 2020 following the completion of a competitive tender process in 2018. Richard Muschamp is the Group’s lead audit engagement partner.

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

In June 2021, the Committee met with Deloitte to agree the 2021 external audit plan. Table 2 on page 68 outlines the key areas identified as being potentially significant and how these were addressed during the year. The Committee met regularly with Deloitte during 2021 to monitor progress in relation to the 2021 plan. In February 2022, the Committee received and considered a report from Deloitte on its key audit findings, including the key risks and significant areas of judgement, prior to making a recommendation to the Board in relation to the approval of this 2021 Annual Report and Form
20-F.

Further details in relation to the external auditor, including information on how auditor objectivity and independence are maintained, are included in Section 2 of the Governance Appendix.

Following consideration of the above processes, the Committee is satisfied with the services provided by Deloitte to CRH during 2021.

Non-audit
Fees

In order to ensure auditor independence and objectivity, the Committee has a policy governing the provision of audit and non-audit
services by the external auditor. In 2021, Deloitte provided a number of audit services, including Sarbanes-Oxley Section 404 attestation
1
. Deloitte was also engaged during 2021 on a limited number of non-audit
services mainly in relation to potential divestments, as well as to provide help with local tax compliance, advice on taxation laws and other related matters, assignments which typically involve relatively low fees. The Committee is satisfied that the external auditors’ knowledge of the Group was an important factor in choosing them to provide these services. The Committee is also satisfied that the fees paid to Deloitte for
non-audit
work in 2021, which amounted to $1.8 million and represented less than 9% of the total fees for the year, did not compromise their independence or objectivity. Details of the amounts paid to the external auditor during the year for audit and other services are set out in note 5 to the Consolidated Financial Statements on page 161 (see also Table 3 on page 68). Further details in relation to the Group’s policy regarding non-audit
fees are set out in Section 2 of the Governance Appendix.

Internal Audit Effectiveness
In December 2020, the Committee received and considered the Internal Audit Charter and audit plan for 2021. During the year, the Committee was updated regularly by the Head of Internal Audit on the delivery of the 2021 plan and on the principal findings from the work of Internal Audit and management’s responses thereto.

External Quality Assessments of Internal Audit are conducted periodically to ensure that the Internal Audit function continues to work efficiently and effectively and in compliance with good practice standards, with the latest assessment being conducted during 2021 by KPMG. The assessment included interviews with key stakeholders across the Group (including the members of the Committee) and the examination of the information provided to the Committee. The results identified some areas where the effectiveness of the function could continue to be enhanced. A detailed action plan to address the recommendations has been agreed and will be implemented in 2022.

Audit Committee Effectiveness and Priorities for 2022
During 2021, the Board undertook an externally facilitated Board effectiveness review, which assessed our performance as a Committee. I am happy to confirm that the evaluation concluded that the Committee continues to operate effectively. I would like to thank my fellow Committee members, the management team, Internal Audit and Deloitte for their commitment and input to the work of the Committee during 2021. Looking ahead to 2022, the Committee will continue to focus on the key ongoing areas outlined in Table 1 on pages 66 and 67, and will also continue to monitor and assess the potential impact of the principal and emerging risks and uncertainties (including climate change) on the Group’s Consolidated Financial Statements.

Shaun Kelly
Chairman of Audit Committee
2 March 2022

reporting cycle to allow the Committee to discharge its duties in relation to the Group’s financial statements and generally take place in advance of Board meetings to enable me to provide the Board with a detailed update on the key items discussed at each Committee meeting. The Board also receives copies of the minutes of all Committee meetings.

The Finance Director, Head of Internal Audit and representatives of the Group’s external auditors, Deloitte, typically attend Committee meetings. Other senior finance personnel attend Committee meetings to provide updates on certain key areas of the business, as appropriate. As Chairman of the Committee, I am available to all Board members to discuss any audit or risk related issues they may have. I meet with Deloitte and the Head of Internal Audit on a regular basis, in order to discuss any issues which may have arisen.

1. A copy of Section 404 of the Sarbanes Oxley Act 2002 can be obtained from the SEC’s website, www.sec.gov.

66

Audit Committee Report - continued

Key Areas of Focus in 2021	Table 1

In addition to the Committee’s responsibilities under section 167(7) of the Companies Act 2014, the key areas of focus for the Committee in 2021 included the following:

Deloitte has been the Group’s external auditors since 2020. Richard Muschamp has been the Group’s lead audit External engagement partner since Deloitte’s appointment as external auditor. Following an assessment of Deloitte’s continued Auditor independence, objectivity and performance, and having received confirmation of their willingness to continue in office, the Committee has recommended to the Board their continuance in office for the 2022 financial year. Their continuance in office will be subject to a non-binding
advisory vote at the 2022 AGM. We also considered and approved the remuneration of Deloitte. Further details of the remuneration received by Deloitte in 2021 are set out in note 5 of the Consolidated Financial Statements on page 161. Financial We reviewed the 2021 Annual Report and Form
20-F
and the appropriateness of the Group’s accounting principles, Reporting practices and policies, including the key estimates, judgements and disclosures made by management, together with the annual and half-year financial statements, and recommended them to Board for approval. & External In June 2021, we met with Deloitte to agree the 2021 external audit plan. This included robust discussion and challenge with Audit both Deloitte and management on the scope, materiality thresholds and structure of the 2021 external audit plan. Table 2 on page 68 outlines the key areas identified as being potentially significant and how we addressed these during the year. We met with Deloitte in February 2022 to discuss Deloitte’s findings, observations and recommendations arising from the 2021 external audit. A particular area of focus for the Committee in its review of the 2021 Annual Report and Form
20-F
was the Group’s reporting on climate-related risks, including the impact on the Group’s accounting judgements, disclosures and financial statements, including their alignment with CRH’s carbon reduction targets, and its approach with regard to compliance Climate with the recommendations of various regulatory bodies (International Accounting Standards Board, International Audit and Change Assurance Standards Board, Financial Reporting Council, European Securities and Markets Authority), the Task Force on Climate-related Financial Disclosures (TCFD) and the emerging EU Taxonomy requirements. In conjunction with the SESR Committee, which took a lead role in analysing the TCFD recommendations and EU Taxonomy regulations and the Company’s response thereto, the Committee reviewed the climate disclosures including the TCFD disclosures on pages 28 to 31 and agreed that these are appropriate and that the assumptions used in the financial statements were consistent with these disclosures. Accounting We considered and discussed with management and Deloitte various accounting and reporting changes that impacted on the & Regulatory 2021 Annual Report and Form
20-F
and/or future financial periods, including: • The new SEC mining property reporting requirements effective for the year ended 31 December 2021 (see pages 226 to Developments 231 for more details); and • The new requirements under the EU Transparency Directive and European Single Electronic Format (ESEF) Regulation effective for 2021 in relation to the preparation and publication of annual reports in a single, structured, electronic format that are `machine-readable’ Impairment Through discussions with both management and Deloitte, we reviewed management’s impairment testing methodology and Testing processes, including key judgement areas, assumptions and alignment with our 2025 carbon reduction targets, as well as the relevant accounting and disclosure requirements. We found the methodology to be robust and the results of the testing process appropriate. Further details in relation to the impairment outcome for 2021 are outlined in Table 2 on page 68.

2021 Annual Report and Form 20-F	67

Key Areas of Focus in 2021 - continued	Table 1

Risk We continued to monitor and assess the Group’s Enterprise Risk Management framework and the principal and emerging risks and uncertainties facing the Group, including those that could threaten its business model, future performance, Management solvency or liquidity. This included discussion on the impact of climate-related risks on the Group’s accounting judgements, & Internal disclosures, processes and financial statements. Control We also considered an assessment of the Group’s risk management and internal control systems. This had regard to risk management strategies and all material controls, including financial, operational and compliance controls that could affect the Group’s business. Following this review, we concluded that the Company’s systems of risk management and internal control were effective and appropriate in the context of the Group. IT Governance and Cyber We continued to monitor and discuss with management the Group’s IT governance and information security programme and Security the Group’s ability to address evolving cyber security threats. During the year, we received regular updates from the Head of Internal Audit on delivery of the 2021 Internal Audit Plan Internal and on the principal findings from the work of Internal Audit and management’s responses thereto. In December 2021, the Audit Committee considered and approved the proposed Internal Audit plan and approach for 2022, together with the Internal Audit Charter. We also considered the results of an independent external assessment of the Internal Audit function which was conducted by KPMG during 2021. The assessment included interviews with key stakeholders across the Group (including the members of the Committee) and the examination of the information provided to the Committee. The results, which were generally very positive, identified some areas where the effectiveness of the function could be enhanced. A detailed action plan to address the recommendations has been agreed and will be implemented in 2022. Going Concern We reviewed the Going Concern Statement (see page 112), including the underlying assumptions (including alignment with & Viability the Group’s 2025 carbon reduction targets) and analysis to support the Going Concern Statement, and recommended to Statements the Board that it approve the Going Concern Statement. We also reviewed and discussed with management the methodology and processes underlying the Viability Statement, including the alignment with the Group’s 2025 carbon reduction targets, as set out on page 35. We found the methodology and processes to be robust and recommended to the Board that it approve the Viability Statement. Directors’ Compliance We considered the requirements of the Irish Companies Act 2014 in relation to the Directors’ Compliance Statement and Statements received a report from management on the review undertaken during the financial year of the compliance structures and arrangements in place to ensure the Company’s material compliance with its relevant obligations. On the basis of this review, we confirmed to the Board that the Company, in our opinion, is in material compliance with its relevant obligations.

68

Audit Committee Report - continued

Areas Identified for Focus During the 2021 External Audit Process	Table 2

For the purposes of its annual impairment testing process, the Group assesses the recoverable amount of each of CRH’s Impairment cash-generating units (CGUs—see details in note 14 to the Consolidated Financial Statements) based on a value-in-use
of Goodwill computation. The annual goodwill impairment testing was conducted by management, and papers outlining the methodology and assumptions used in, and the results of, that assessment were presented to the Committee. This included review of key judgement areas and assumptions such as CGU determination, discount rates, growth rates and alignment with the Group’s 2025 carbon reduction targets. Following its deliberations, the Committee was satisfied that the methodology used by management (which was consistent with prior years) and the results of the assessment, together with the disclosures in note 14, were appropriate. As outlined in note 14, no impairment charge was recorded in 2021 (2020: $0.4 billion). Contract IFRS 15 Revenue from Contracts with Customers requires revenue and expenses to be recognised on uncompleted Revenue contracts, with the underlying principle that, once the outcome of a long-term construction contract can be reliably estimated, Recognition revenue and expenses associated with that contract should be recognised by reference to the percentage of completion. If it is anticipated that the contract will be onerous (i.e. its unavoidable cost exceeds the economic benefit of the contract), a provision is created. Following discussion with management, recognising that the majority of contracts were completed within one year, the Committee was satisfied that the recognition of contract revenue (including the associated disclosures) was appropriate for the Group in 2021. Percentage of Audit and
Non-audit
Fees(i) Table 3 2019—EY 2020—Deloitte 2021—Deloitte 6% 1% 9% 94% 99% 91% Audit Services
Non-audit
Services
(i) Following a formal and extensive audit tender process, Deloitte replaced EY as the Group’s external auditor with effect from the financial year commencing 1 January 2020.

A road grader working with aggregates in preparation for surfacing works and paving. Staker Parson Materials & Construction, part of CRH’s Americas Materials Division, is a leading producer of quality sand, rock, landscape products, readymixed concrete and asphalt serving customers in Utah, Idaho, Nevada, and Arizona, United States. The company is also a leading general contractor specialising in road and highway construction, site development, excavating and demolition.

Diversity was a
core component
for the executive
and non-executive
search processes
conducted by or
overseen by the
Committee in the
past 12 months.”
Richie Boucher
Chairman
Committee Membership
and Operation

The Committee currently consists of five
non-executive
Directors, considered by the Board to be independent. The biographical details of each member are set out on pages 56 to 59. The Chief Executive normally attends meetings of the Committee. The Chief Human Resources Officer attends meetings, as required.
Detailed reports of Committee discussions and recommendations are provided to the Board following the conclusion of each meeting. The Committee’s papers and the minutes of its meetings are available to all Board Directors.
Board Renewal

In March 2021 and October 2021 respectively, Caroline Dowling and Badar Khan joined the Board following recommendations from the Committee. They have extensive operational experience as senior executives in global businesses, knowledge of US markets and enhance the Board’s skills in the areas of technology, capital-intensive industries and in providing solutions for climate change. Their detailed biographies are set out on pages 57 and 58 respectively.

2021 Annual Report and Form 20-F	71

These
non-executive
recruitment processes were supported by Egon Zehnder
1
. Potential candidate lists are collated based on specifications agreed following Committee input and reviews of a skills matrix maintained to identify particular skills that would enhance the Board or which might need to be replaced following planned Board retirements. The Committee reviews candidate lists and selects individuals for interview. Once a preferred candidate is identified other members of the Board are invited to meet with them prior to formal consideration of their appointment to the Board.
During 2021, the Committee also recommended to the Board that Mary Rhinehart and Siobhán Talbot, both of whom had completed their initial three-year term as a non-executive
Director, be appointed for a second three-year term.
Following the AGM in April 2021, Heather Ann McSharry and Lucinda Riches retired from the Board after nine and six years respectively.
Senan Murphy also retired as a Director after the conclusion of the 2021 AGM. Following an extensive process, supported by Spencer Stuart, which considered both internal and external candidates, the Committee recommended to the Board that Jim Mintern succeed Senan as Finance Director. Jim, who has over 30 years of experience in the building materials industry, nearly 20 years of which have been with CRH, was appointed Finance Director and joined the Board with effect from 1 June 2021. His detailed biography is set out on page 56.
Details of the remuneration arrangements put in place for Jim Mintern as Finance Director are set out in the Directors’ Remuneration Report on page 83.
Executive Director Succession Planning

Enhancing our long-term succession planning has been an area of particular focus in recent years.
During the past year the Committee managed the Finance Director succession process noted above.
Although our Chief Executive, Albert Manifold, has a contract of employment currently until age 62, the Committee also continued to support the Board during the year in relation to the long-term process of planning for Chief Executive succession. We have worked with Egon Zehnder, which was selected for this purpose following a tender process, on the development of deliverables for the Board’s consideration in relation to role specification, development plans for potential internal candidates, external

Membership of the CRH Board (as at 31 December 2021)	Table 4

candidate pools and the identification of key attributes and traits for a successful transition.
Whilst the Committee and the Board have developed a number of planning scenarios, including emergency arrangements for unexpected events, no decisions have been taken in relation to timing or potential candidates. Succession planning is typically an agenda item at each meeting of the Committee and most Board meetings.
Board Committee Structure and Composition

As part of a planned succession for the Remuneration Committee Chairman role, Lamar McKay joined the Committee in August 2021 and was appointed Committee Chairman with effect from February 2022. Lamar’s non-executive
experience as a member of CRH’s Remuneration Committee and the Management Development and Compensation Committee of APA Corporation, coupled with his experience on the CRH Board and as Deputy Group Chief Executive Officer and Chief Transition Officer at BP, provide him with very extensive knowledge of remuneration matters and, in particular, EU and UK legislative requirements, UK Code provisions and stakeholder perspectives. As part of the transition process, Gillian Platt, an experienced Remuneration Committee member, was asked to serve as an interim Chair and provide leadership in supporting the work of the Remuneration Committee in preparing an updated remuneration policy for consideration by shareholders at the 2022 AGM. Details of the proposed updated remuneration policy are set out in the Directors’ Remuneration Report on page 80 to 97.
A summary of Committee composition changes for current Board members in the past 12 months is set out in Table 5 on page 72.
In 2018, the Board constituted a new Committee to focus on important initiatives in the areas of safety, the environment and social responsibility

1. Egon Zehnder provide executive recruitment and support services as and when requested. Otherwise, they do not have any connection with CRH or individual directors.

72
       Nomination Committee Report - continued

Summary of Committee composition changes	Table 5

Name	Joined	Ceased

C. Dowling	ADF, Remuneration and SESR

J. Karlstrom		Audit

S. Kelly	Remuneration

B. Khan	Audit and SESR

L. McKay	Remuneration and Nomination

J. Mintern	ADF

M. K. Rhinehart		Audit

S. Talbot	Nomination

– the SESR Committee. Since then, the work of this Committee has become embedded as a key component of the Board’s structures. The Committee has recommended to the Board that it would be appropriate for Mary Rhinehart to succeed me as Chair of the SESR Committee after the conclusion of the 2022 AGM.
Senior Independent Director

Gillian Platt is the Board appointed Senior Independent Director. The responsibilities of the Senior Independent Director are set out in the Governance Appendix.
Diversity

Board renewal and senior management succession are a constant process. As such, the priorities for renewal and succession evolve over time. Diversity is a core criteria of the Board’s renewal policy, which is set out on page 74, and work in overseeing senior management succession. Accordingly, diversity, including but not limited to gender and ethnicity, is an integral part of developing short lists of internal and external candidates and is part of the search specification agreed with external agents. In particular, diversity was a core component for the executive and non-executive
search processes conducted by or overseen by the Committee in the past 12 months.
The Committee and the SESR Committee collectively work with management on the Inclusion & Diversity agenda at below Board level across CRH and monitor progress against agreed Group objectives and targets such as the Board’s target of having a minimum of 33% of senior leaders being women by 2030.
Details of Board gender and ethnicity are set out in Table 4 on page 71.
Details of the current gender balance across the group, including of the senior leadership team and their direct reports is set out on page 18.
External Board Evaluation

The Committee recommended to the Board that Christopher Saul Associates
2
be engaged to conduct an evaluation of the effectiveness of the Board and its Committees in 2021. Christopher Saul, who led the evaluation, was Senior Partner at Slaughter and May from 2008 to 2016 and has extensive experience as a business leader, board adviser, practitioner in corporate transactions and in governance best practice. The outcome of the evaluation, which involved in-person
interviews with each Director and members of the senior management team, reviews of Board papers and observing Board and Committee meetings, is summarised on page 61.
Corporate Governance

The Committee is responsible for reviewing the independence of Board members and has recommended to the Board that all of the non-executive
Directors be deemed to be independent. The Committee also monitors developments in best practice in relation to corporate governance and makes recommendations to the Board in relation to changes and enhancements to current procedures, where appropriate.
Richie Boucher
Chairman of the Nomination &
Corporate Governance Committee
2 March 2022

Summary of Director Competencies	Table 6

	Accounting, Internal Control & Financial Expertise	Financial Services	Governance	M&A	Building Materials or Capital Intensive Industry Experience	IT & Cyber Security	Talent Management	Remuneration	Safety & Sustainability (including climate)	Strategy	Global Experience

R. Boucher		▲	▲	▲			▲	▲		▲

C. Dowling			▲	▲		▲				▲	▲

R. Fearon	▲	▲	▲	▲	▲	▲			▲	▲	▲

J. Karlström			▲	▲	▲		▲	▲	▲	▲	▲

S. Kelly	▲		▲	▲		▲	▲			▲	▲

B. Khan					▲	▲			▲	▲

A. Manifold	▲		▲	▲	▲		▲		▲	▲	▲

J. Mintern	▲			▲	▲	▲			▲	▲	▲

L. McKay			▲	▲	▲	▲		▲	▲	▲	▲

G. Platt			▲				▲	▲	▲	▲

M.K. Rhinehart	▲		▲	▲	▲		▲	▲	▲	▲	▲

S. Talbot	▲		▲	▲			▲		▲	▲	▲
2. Christopher Saul Associates does not have any connection with CRH or individual Directors.

2021 Annual Report and Form 20-F	73

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
Role and Responsibilities

The Board is responsible for the leadership, oversight, control, development and long-term success of the Group. It is also responsible for instilling the appropriate culture, values and behaviour throughout the organisation. There is a formal schedule of matters reserved to the Board for consideration and decision. This includes the matters set out in Table 7.
The Group’s strategy, which is regularly reviewed by the Board, and business model are summarised on pages 14 to 17. The Board has delegated some of its responsibilities to Committees of the Board. While responsibility for monitoring the effectiveness of the Group’s risk management and internal control systems has been delegated to the Audit Committee
3
, the Board retains ultimate responsibility for determining the Group’s risk appetite and tolerance, and annually considers a report in relation to the monitoring, controlling and reporting of identified risks and uncertainties. In addition, the Board receives regular reports from the Chairman of the Audit Committee in relation to the work of that Committee in the area of risk management. Individual Directors may seek independent professional advice, at the expense of the Company, in the furtherance of their duties as a Director. The Group has a Directors’ and Officers’ Liability insurance policy in place. Directors are provided with access to all Board and Committee papers in advance of each meeting. If any Director cannot attend a meeting, they can communicate their opinions and comments on the matters to be considered via the Chairman or the relevant Committee Chairman prior to the relevant meeting.

Matters Reserved to the Board	Table 7

•	Appointment of Directors

•	Strategic plans for the Group

•	Annual budget

•	Major acquisitions and disposals

•	Significant capital expenditure

•	Approval of full-year results and the Annual Report and Form 20-F

•	Approval of the interim results

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

Attendance at Scheduled Meetings during the year ended 31 December 2021	Table 8

Name	Board		ADF		Audit		Nomination (i)		Remuneration		SESR (ii)
	Total	Attended	Total	Attended	Total	Attended	Total	Attended	Total	Attended	Total	Attended

R. Boucher	5	5	5	5	-	-	8	8	8	8	4	4

C. Dowling (iii)	4	4	3	3	-	-	-	-	5	5	2	2

R. Fearon	5	5	4	4	5	5	-	-	-	-	-	-

J. Karlström (vi)	5	5	4	4	3	2	-	-	8	7	4	4

S. Kelly	5	5	5	5	8	8	-	-	6	6	-	-

B. Khan (iv)	1	1	-	-	-	-	-	-	-	-	-	-

A. Manifold	5	5	5	5	-	-	-	-	-	-	4	4

J. Mintern	3	3	3	3	-	-	-	-	-	-	-	-

S. Murphy (v)	1	1	1	1	-	-	-	-	-	-	-	-

L. McKay	5	5	4	4	5	5	-	-	2	2	3	3

H.A. McSharry (v)	1	1	-	-	3	2	2	2	2	2	-	-

G. Platt	5	5	-	-	-	-	8	8	8	8	4	4

M.K. Rhinehart (vi)	5	5	-	-	3	3	8	8	6	5	4	4

L.J. Riches (v)	1	1	1	1	3	3			-	-	-	-

S. Talbot (vi)	5	5	5	4	8	5	6	6	-	-	-	-

(i)	Nomination & Corporate Governance Committee.

(ii)	Safety, Environment & Social Responsibility Committee.

(iii)	Appointed March 2021.

(iv)	Appointed October 2021.

(v)	Retired April 2021.

(vi)	Johan Karlström, Mary Rhinehart and Siobhán Talbot were unable to attend some meetings during the course of 2021 due to diary conflicts.

3. In accordance with Section 167(7) of the Companies Act 2014.

74

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
Each of the permanent Committees has Terms of Reference
1
, under which authority is delegated to them by the Board. The Chairman of each Committee reports to the Board on its deliberations and minutes of all Committee meetings are circulated to all Directors. The Chairmen of the Committees attend the AGM and are available to answer questions from shareholders.
Each of the Committees reviewed their respective Terms of Reference during 2021 and minor changes were made to the Terms of Reference of the Audit, Nomination & Corporate Governance, Remuneration and SESR Committees in order to align these with current Board practices and terminology and to ensure that they remain aligned to evolving best practice. The Terms of Reference of each Committee are available on the CRH website, www.crh.com.
Substantial Holdings

The Company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. The major shareholders do not have any special voting rights. Details of the substantial holdings as at 31 December 2021 are provided in Table 9.
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
Code of Business Conduct
Our culture as a company is built on our commitment to upholding the CRH Values and in particular, doing what we say and leading with integrity. This means we do the right things in the right way, comply with the law and work responsibly. The foundation of the Legal and Compliance programme is the Code of Business Conduct (CoBC) and supporting policies, which set out our standards of legal, honest and ethical behaviour. The CoBC complies with the applicable code of ethics regulations of the SEC arising from the Sarbanes-Oxley Act. The CoBC is applicable to all employees of the CRH Group, including the Chief Executive, our Global Leadership Team and senior financial officers. A refreshed CoBc was launched during 2021.
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

Substantial Holdings	Table 9

As at 31 December 2021, the Company had received notification of the interests outlined in the table below in its Ordinary Share capital, which were equal to, or in excess of, 3%. Between 31 December 2021 and 2 March 2022, the Company was advised by Baillie Gifford & Co. that its holding in CRH was 23,157,274 (3.01%).

	31 December 2021		31 December 2020		31 December 2019

	Holding/	% at	Holding/	% at	Holding/	% at
Name	Voting Rights	year end	Voting Rights	year end	Voting Rights	year end

BlackRock, Inc. (i)	56,891,415	7.38	59,047,330	7.52	53,813,273	6.82

Cevian Capital II GP Limited	27,534,705	3.57	27,534,705	3.51	-	-

UBS AG	26,380,604	3.34	26,380,604	3.34	26,380,604	3.34

(i)	BlackRock, Inc. has advised that its interests in CRH shares arise by reason of discretionary investment management arrangements entered into by it or its subsidiaries.

1. The Terms of Reference of these Committees comply fully with the 2018 Code.

2021 Annual Report and Form 20-F	75

CRH Hotline
CRH engages an external service provider to administer an independent 24/7 multi-lingual confidential “Hotline” facility. The CRH Hotline allows employees, customers, suppliers and/ or other external stakeholders to raise good faith concerns that may be relevant to the CoBC, inappropriate or illegal behaviour or violations of any CRH policies or local laws. All concerns are handled discreetly and are professionally investigated with appropriate actions taken based on investigation findings. CRH is committed to creating an atmosphere where employees feel empowered to speak up when they have good faith concerns. Retaliation or reprisals are not tolerated at CRH.
Communications
with Shareholders

Communications with shareholders are given high priority and the Group devotes considerable time and resources each year to shareholder engagement. We recognise the importance of effective dialogue as an integral element of good corporate governance. The Investor Relations team, together with the Chief Executive, Finance Director and other senior executives, regularly meet with institutional shareholders (each year covering over 60% of the shareholder base). Detailed reports on the issues covered in those meetings and the views of shareholders are circulated to the Board after each group of meetings. Table 11 provides a brief outline of the nature of the activities undertaken by our Investor Relations team.
In addition to the above, major acquisitions and disposals are notified to the Stock Exchanges in accordance with the requirements of the Listing Rules and development updates, giving details of other acquisitions or disposals completed and major capital expenditure projects, are issued periodically.
During 2021, the Chairman, Remuneration Committee Chair and Company Secretary again participated in a number of meetings with some of the Group’s major shareholders in advance of the 2021 AGM and as part of the Group’s ongoing engagement processes. Also, as outlined in the Remuneration Committee Chairman’s introduction to the Directors’ Remuneration Report on pages 81 and 82, there was extensive engagement with the Group’s major shareholders in 2021 on the Remuneration Committee’s proposals regarding the 2022 Directors’ Remuneration Policy.
We respond throughout the year to correspondence from shareholders on a wide range of issues.

US Listing - Additional Information	Table 10

Additional details in relation to CRH’s general corporate governance practices are set out in the Governance Appendix, which is included as an exhibit to the Annual Report on Form
20-F
as filed with the SEC. For the purposes of the Annual Report on Form
20-F,
the Governance Appendix, and in particular the following sections thereof, are incorporated by reference herein:

Section 1 - Frequently Asked Questions ● Page 2: For what period are non-executive Directors appointed? ● Page 3: What are the requirements regarding the retirement and re-election of Directors?
Section 2 - Operation of the Board’s Committees

●

Page 5:
Audit Committee: Role and Responsibilities

●

Page 5:
Audit Committee: Meetings

●

Page 6:
Audit Committee:
Non-audit
Fees

Details of the executive Directors’ service contracts and the policy for loss of office are set out in the section entitled ‘Service Contracts’ on page 95.

Investor Relations Activities	Table 11

●

Formal Announcements:
including the release of the annual and interim results and the issuance of trading statements. These announcements are typically accompanied by presentations and webcasts or conference calls

●

Investor Roadshows:
typically held following the release of formal announcements, provide an opportunity for the management team to meet existing and/or potential investors in a concentrated set of meetings

●

Industry Conferences:
attendance at key sector and investor conferences affords members of the senior management team the opportunity to engage with key investors and analysts

●

Investor Briefings:
in addition to regular contact with investors and analysts during the year, the Company periodically holds capital market days, which include presentations on various aspects of CRH’s operations and strategy and provides an opportunity for investors and analysts to meet with CRH’s wider management team

●

Media Briefings:
each year, the Company provides media briefings on various issues

The following are available on www.crh.com	Table 12

Governance	Investors

●
  Governance Appendix

●
  Directors’ Remuneration Policy

●
  Terms of Reference of the Acquisitions, Divestments & Finance, Audit, Nomination & Corporate Governance, Remuneration and Safety, Environment & Social Responsibility Committees

●
  Memorandum and Articles of Association of the Company

●
  Pre-approval
policy for
non-audit
services provided by the external auditor

●
  Compliance & Ethics statement, Code of Business Conduct and Hotline contact numbers

●
  Annual and Interim Reports, the Annual Report and Form
20-F
(separate documents up to 2015) and the annual Sustainability Report

●
  News releases

●
  Webcast recordings of results briefings

●
  General Meeting dates, notices, shareholder circulars, presentations and poll results

●
  Answers to Frequently Asked Questions, including questions regarding dividends and shareholder rights in respect of general meetings

Sustainability has been deeply embedded in all aspects of our strategy and business model for many years."
Richie Boucher Chairman
Committee Membership and Operation

The Committee currently consists of seven non-executive Directors and the Chief Executive. Typically, new Board members join this Committee in order that they can gain an understanding of the important issues as they relate to CRH and its industry. This approach also enables the Board to quickly leverage their expertise in these key matters, and particularly in relation to climate change. The biographical details of each member of the Committee are set out on pages 56 to 59.
The Committee meets every quarter and provides a detailed report of discussion and recommendations to the Board following the conclusion of each meeting. The Committee’s papers and the minutes of its meetings are available to all Board Directors.
Climate Change and Sustainability

Sustainability has been deeply embedded in all aspects of our strategy and business model for many years. We recognise the importance of decarbonisation in addressing the challenges of climate change and believe that our integrated strategy of value-added products and innovative solutions has an important part to play in the delivery of a more resilient built environment and a more sustainable future.
In 2021, we announced that we expect to achieve our 2030 carbon emissions reduction target by 2025. The Committee has, therefore, worked with management to put in place updated stretching targets for 2030 as part of our stated ambition to achieve carbon neutrality by 2050 in accordance with the Paris Agreement. Those updated stretch targets are set out on page 21.

2021 Annual Report and Form 20-F	77

Key Areas of Focus in 2021	Table 13

We worked with management to put in place updated stretching targets for 2030 as part of our stated ambition to achieve carbon neutrality by 2050 in accordance with the Paris Agreement. The updated targets are set out on page 21. Sustainability In the context of the importance of concrete as a sustainable building material, we also considered and discussed CRH’s /Environment energy usage, including the plans and initiatives in place to reduce CRH’s CO emissions. 2 We continued to review and consider reports on the outcomes of operational sustainability audits. We also worked with the Remuneration Committee in relation to the incorporation of Sustainability and Inclusion & Diversity metrics into the Group’s Performance Share Plan (see Table 40 on page 105 for more details). Safety We received and discussed with management regular updates covering the Group’s safety performance, policies, action plans, and the background, impact and required remediation actions in relation to any serious incidents. Employee Engagement: In line with the authority delegated to the Committee by the Board, we undertook a series of employee engagement exercises and considered and reported to the Board on the feedback received from employees. Social Inclusion & Diversity: We received and considered updates from management on the status of the ongoing work in the area of Responsibility Inclusion & Diversity. Corporate Purpose: We continued to monitor and review progress in relation to the ongoing project to more fully define and articulate the Group’s corporate purpose (see page 61 for more details). Climate Lobbying: We undertook a review of CRH’s climate-related lobbying practices to ensure that there is alignment between those practices and the expectations of the Board and our stakeholders. Reporting We considered and approved the Group’s 2020 Sustainability Report, which was released in March 2021, and the various non-financial
disclosures included in this Report on pages 20 to 31. We also reviewed and considered the proposed structure and format of the 2021 Sustainability Report, which will be published in March 2022. We also considered and discussed with management the work undertaken to ensure CRH’s compliance with the new TCFD and EU taxonomy requirements applicable for 2021 (see pages 26 to 31 and 243 for more details).

The Group continues to review carbon roadmaps in the context of technical, regulatory, environmental and other developments, as carbon reduction is an important near-term component of the Group’s carbon neutrality ambition by 2050. In this regard, the Group is active with a broad range of stakeholders such as the Global Cement and Concrete Association (GCCA), Science Based Target initiative (SBTi) and others to develop resources and innovations that will ultimately support cement manufacturing transition to a lower carbon production process. For example, CRH is a member of the SBTi’s expert working group to develop the necessary resources to help companies producing cement to align with the goals of the Paris agreement.
There is also significant participation by the Group in initiatives aimed at further developing the circular economy, supporting and benefiting from sustainable growth and climate neutrality. This presents significant opportunities for CRH, as we focus on producing a new generation of low-carbon,
sustainable building solutions for the built environment. By considering the full lifecycle of products and innovating to drive more sustainable outcomes - such as using waste materials and alternative fuels and renewable energy in providing products and solutions for our customers’ needs - we can both meet changing customer demands and protect the environment.
While CRH’s continuous improvement processes will continue to deliver improvements for sustainability, new technologies will be required to reach our net zero aim, which do not currently exist in commercial form. To support this, the Board will be putting in place an innovation fund of $250 million to support this work within CRH.
Through the GCCA, the Group is taking a leading role at industry level in setting the cement and concrete industry roadmap for net zero concrete. Public policy is central to these efforts and there is a need for a comprehensive policy framework to make low-carbon
cement manufacturing
investable, to stimulate demand for
low-carbon
products and to create a circular infrastructure and net zero manufacturing environment. The GCCA is actively working in partnership with policymakers, investors, researchers and customers.
Oversight and Assurance

The Committee receives reports on the outcomes of operational sustainability audits, which includes reports from Group Sustainability as well as from Internal Audit on any safety and environmental observations when completing an audit programme. In addition, DNV, one of the world’s leading certification bodies, reviews management systems, interviews management, engages with external stakeholders and identifies opportunities for improvement as part of the independent assurance of the CRH Sustainability Report.

78

SESR Committee - continued

Incorporating ESG Metrics in CRH’s Remuneration Incentive Structures

The Remuneration Committee has consulted with shareholders on the incorporation of Sustainability and Inclusion & Diversity metrics, into the long-term Performance Share Plan. The targets proposed for the first cycle of awards in 2022 using these measures were reviewed and recommended by the SESR Committee. Details of the proposed targets are set out in the Directors’ Remuneration Report on page 82.
Employee Welfare and Engagement

In 2021, the Board and management continued to focus attention on the adherence to health guidelines, and the needs of employees, customers and suppliers in relation to
COVID-19
and our organisational health index. The Board is satisfied that CRH’s experience during the pandemic is reflective of the experience in wider society in the jurisdictions and geographies in which we operate.
The Committee and the Board receive regular updates in relation to fatalities of employees and colleagues with confirmed cases of
COVID-19
and on cases across the Group.
In relation to safety generally, the Committee receives regular reports on lagging safety indicators, such as frequency and severity ratios, and on leading indicators, such as high potential learning events, safety audits and safety culture assessments.
We very much regret that there were four reportable fatalities in 2021 involving one employee, one contractor and two third-parties. The Committee received and considered detailed reports on each incident and discussed with the Divisional Presidents responsible for each business safety training and work processes and safety culture in the operations concerned. The Committee reports the findings of its reviews to the Board. Learnings from accidents and “near misses” are shared across the organisation. The Committee advised the Remuneration Committee that it did not consider that there were any issues arising from its safety reviews that would require an override of remuneration incentive outcomes in 2021.
During the year management undertook an extensive employee survey. Just under 38,000 employees were invited to participate, with a very strong response rate of 65%. The findings, which were consistent across the organisation, showed a strong organisation health score. Areas for potential improvement have been identified and action plans have been put in place. However, the Committee and the Board noted that no fundamental or critical issues had been identified.
The Board also undertook an employee engagement exercise, led by the Committee and supported by the Human Resources team, whereby we engaged with employees from Europe and the US in a number of two-way
sessions. Due to
COVID-19
restrictions, these sessions were held virtually. We discussed a range of topics under the broad themes of safety & compliance, performance (including remuneration policies) & development and people & culture. The sessions provided valuable insights into the lived experiences, perceptions and opinions of the Group’s employees. The consolidated feedback, which was considered by the Committee and shared with the Board, was closely aligned to the outcome of the employee survey referred to above. A majority of the members of the Remuneration Committee was involved in the sessions and, as outlined on page 82, our employees’ views of remuneration matters was considered by that Committee.
Common areas identified in both the employee survey and engagement sessions were that:

•	Professional standards and values are homogenously understood and practiced across the Group;

•	Employees feel a strong sense of connection to the Group but would welcome a defined organisational purpose (see also the section on corporate purpose on page 61);

•	There is an opportunity to strengthen employees’ understanding of the link between their performance and organisational performance;

•	Employees believe that the organisation is making progress on Inclusion & Diversity, and noted many positive steps so far, but understand that this is an area where continued focus must remain
Overall, the Committee and the Board believes the outcome of both exercises provide positive support for its view that there is good alignment between CRH’s values, strategy and culture and that this will further benefit from the current project to more comprehensively articulate CRH’s corporate purpose.
The Committee also continued to review and consider reports arising from the Group’s ‘Hotline’ facility, including trends by category of hotline reports, the status of investigations into those reports, outcomes and actions taken.
Regulatory environment

CRH has a long-established commitment to transparency on sustainability and the Committee monitors regulatory and other requirements in relation to climate-based disclosures. During 2021, we noted further developments in this area, including the establishment of the International Sustainability Standards Board by the IFRS Foundation Trustees, the EU’s proposed Corporate Sustainability Reporting Directive as well as further development in relation to the Securities and Exchange Commission’s potential climate-related disclosure rules.
In respect of new requirements for 2021 Reporting, the Committee reviewed reports on work completed in relation to both the Task Force on Climate-related Financial Disclosures (TCFD) and the EU Taxonomy Regulation. The TCFD standards require disclosure on climate-related governance, strategy, risk management as well as metrics and targets. CRH previously used TCFD standards on a voluntary basis, and in line with our commitment to transparency, our disclosures are now consistent with TCFD recommendations and recommended disclosures.
EU Taxonomy, which is an EU regulatory classification system that defines environmentally sustainable activities by providing “technical screening criteria” thresholds for activities to be reported as ‘sustainable’, requires CRH to disclose the percentage of activities that are taxonomy-eligible in 2021.
TCFD and EU Taxonomy related disclosures have been reviewed by the Committee and are set out on pages 28 to 31 and 243 respectively.

2021 Annual Report and Form 20-F	79

Climate Lobbying

We recognise that a supportive climate policy environment is essential for the Group to deliver its 2050 ambition and ensure its business activities align with the Paris Agreement. The CRH Board and management are committed to transparency on climate lobbying activities, both in respect of direct advocacy and indirect representation via our trade associations and firmly believe that lobbying must be consistent with the highest professional and legal standards. Public policy is central to efforts to deliver a net zero built environment and there is a need for a comprehensive policy framework to make low-carbon
cement manufacturing investable, to stimulate demand for
low-carbon
products and to create a circular infrastructure and net zero manufacturing environment. The GCCA is actively working in partnership with policymakers, investors, researchers and customers.
During 2021, we undertook a review of CRH’s climate-related lobbying practices. The purpose was to ensure there is an alignment between those practices and the expectations of the Board and our stakeholders. The Group will publish a report on the outcome of this review in conjunction with the publication of the 2021 Sustainability Report. The review did not identify material direct climate-related lobbying or any inconsistencies between our climate positions and those of our main trade associations.
Inclusion & Diversity

The Board and management are committed to building an inclusive and diverse organisation in which talented people of all backgrounds are welcome and can work in an environment which supports them in performing at their best. This is supported by a specific target of having a minimum of 33% of senior leaders being women by 2030. The Committee uses a dashboard to track progress against this target and diversity generally in relation to executive roles.
Inclusion & Diversity is also a standing item on SESR Committee agendas, with the Committee receiving regular updates in relation to initiatives to build an inclusive culture in each Division and global function, and progress in the areas of learning and development such as mentorship programmes and I&D modules in training programmes. Following significant progress in 2021 around 5,000 leaders and managers have participated in I&D awareness training. In addition, a video series designed for all employees has been piloted and modules have been developed for our Frontline Leadership Programme.
Richie Boucher
Chairman of the Safety, Environment
& Social Responsibility Committee
2 March 2022

Directors’

Remuneration Report

On behalf of the Remuneration Committee, I am pleased to introduce the Directors’ Remuneration Report (the `Report’) for the financial year ended 31 December 2021.

2021 was another year of record delivery for the Group, with full-year EBITDA (as defined)* of $5.35bn.”
Lamar McKay Chairman of the Remuneration Committee
Chairman’s Overview

Similar to prior years, this Report is split into three sections:

•	this introductory Overview (pages 80 to 86), which sets out the key issues dealt with by the Committee in the last year and summarises the way in which the Committee implemented CRH’s remuneration policy in respect of 2021, the consultation process undertaken in respect of proposed updates to CRH’s remuneration policy and how we intend to implement the policy in 2022;

•	the proposed updated 2022 remuneration policy, which will be submitted to shareholders for approval at the 2022 AGM (pages 88 to 97); and

•	the Annual Report on Remuneration (pages 98 to 109), which contains details of CRH’s remuneration arrangements and includes various legislative, regulatory and best practices disclosures
Context and Performance in 2021

2021 was another year of record delivery for the Group, with full-year EBITDA (as defined)* of $5.35 billion. Our uniquely integrated solutions strategy supported further margin expansion across our businesses, while our strong cash generation and disciplined approach to capital allocation provides further opportunities to create value for all of our stakeholders.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

2021 Annual Report and Form 20-F	81

2021 Performance Highlights	Table 14

The key outcomes of CRH’s performance in 2021 are summarised in Table 14. This is a tribute to all of our people and the leadership of our senior management team. Reflecting its continued confidence in CRH’s financial position, business performance and future prospects, the Board has proposed an increase of 5% in the dividend for the full year of 2021.

Remuneration Policy Review and Shareholder Consultation

Shareholders approved the current remuneration policy at the 2019 AGM, with 87% of the votes cast in favour of the resolution. This policy expires at the conclusion of the 2022 AGM. Therefore, an updated policy will be put forward to shareholders for consideration at the 2022 AGM. It is intended that the updated policy will apply for a period of up to three years from that date.

In developing proposals for the updated policy, the Committee conducted a review of the current policy to ensure it remains fit-for-purpose,
and continues to deliver against its stated purpose to:

•
  Motivate and reward executives to perform in the long-term interests of the shareholders;

•
  Attract and retain executives of the highest calibre;

•
  Reflect the spread of the Group’s operations so that remuneration packages in each geography are appropriate and competitive for that talent market;

•
  Foster entrepreneurship by rewarding value creation for shareholders through organic and acquisitive growth;

•
  Provide an appropriate blend of fixed and variable remuneration and short and long-term incentives; and

•
  Reflect the risk policies and appetite of the Group
Summary of Key Decisions/Activities	Table 15

*  EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

** Comparative amounts are Earnings per Share
pre-impairment
which is a
non-GAAP
measure as calculated on page 222. Earnings per Share as reported in the Consolidated Income Statement on page 140 are 2020: 142.9 cent and 2019: 203.0 cent.

Remuneration Review /Stakeholder Engagement Salary Annual Bonus Plan Performance Share Plan (PSP) Finance Director Remuneration Arrangements We consulted with stakeholders on the renewal of the Group’s remuneration policy and proposals to incorporate sustainability and diversity measures into our incentive plans (see Table 40 on page 105 for more details). The 2022 Policy will be submitted to shareholders for approval at the 2022 AGM (see pages 88 to 97). We approved a 2.75% increase in salary for executive Directors in 2022. The approved increase is in line with the general workforce increase in Ireland and the UK. We reviewed performance against the 2021 Annual Bonus Plan targets and approved the 2021 bonus payments (see Table 32 on page 98 for more details). We also reviewed and approved the 2022 Annual Bonus Plan structure, which is similar to the structure of the 2021 Annual Bonus Plan (see page 104 for more details). We reviewed the performance of the Performance Share Plan award granted in 2019 against the applicable performance conditions and approved the vesting outcome (see Table 33 on page 99 for more details). We also reviewed and approved the metrics and targets for the PSP awards granted in 2021 and to be granted in 2022. We considered and approved the remuneration arrangements for Jim Mintern, who was appointed to the Board and as Finance Director with effect from 1 June 2021 (see Table 17 on page 83 for more details).

82

Chairman’s
Overview - continued

In line with the commitment made in the Directors’ Remuneration Report submitted to the 2021 AGM, the Committee also reviewed CRH’s incentive structures to ensure they are appropriately aligned with the Board’s strategic ESG priorities and ambitions, including those related to sustainability and diversity.
Having reflected on feedback from shareholders during the Board’s on-going
and regular shareholder engagement process, considered the evolving external environment (including the perspectives of wider stakeholder groups), and reviewed the current policy in the context of CRH’s overall strategy and the priorities and ambitions mentioned above, the Committee concluded that the core elements of the current policy continue to be appropriate for CRH at this time. We, therefore, invited feedback from shareholders on a proposal to submit for approval a largely unchanged policy, with the exception of a proposed reduction in the minimum weighting for any measure in the Performance Share Plan (PSP) scorecard to 15% of the award opportunity (currently 25%). This proposed change provides greater flexibility around measure selection for future award cycles and allows for the inclusion of sustainability and diversity measures for the 2022 award as outlined below. All other aspects of the current policy (and our approach to its implementation) will remain unchanged.
Proposed 2022 PSP scorecard
Following the review referred to above, the proposed change to our policy will enable the Committee to incorporate sustainability and diversity metrics into the PSP for 2022, with a weighting of 15% of the total award opportunity. This would supplement the current financial metrics which we propose to reweight as set out in Table 16.
For 2022, it is proposed that the Sustainability & Diversity component would comprise three subcategories of 5% each:

•	Driving towards carbon neutrality;

•	Revenue from Products with Enhanced Sustainability Attributes; and

•	Inclusion & Diversity
The PSP is viewed as being the most effective vehicle for incentivising progress towards our sustainability ambition, recognising the long-term nature of our targets. The PSP is cascaded to c. 775 participants across the organisation on consistent terms, reinforcing collective behaviours to deliver our goals.
The Committee considered alternative approaches to accommodating this additional performance category to the PSP scorecard, but concluded that the proposed weightings strike an appropriate balance between ensuring a meaningful focus on sustainability and broadly maintaining the existing relative weighting of our financial metrics. The Committee also considered including safety performance as a PSP measure. However, the Committee believes that safety should remain an override consideration when assessing outcomes under the short-term annual bonus plan.
The targets for these Sustainability & Diversity measures for the 2022 cycle, which were developed by the SESR Committee in conjunction with management, are set out on in Table 40 on page 105.
Shareholder Consultation
In November 2021, we shared details of the proposed policy update with shareholders, requesting their feedback on this. In total we contacted investors holding just over 50% of CRH’s share capital, with responses received representing in excess of 30% of our share capital. Overall, the proposals were positively received.
The Committee and the Board was appreciative of shareholders’ engagement through the consultation, and the feedback received. The Committee considered specific comments from two shareholders about the relative weighting of TSR compared to the other financial measures and whether this was at the right level, and whether the sustainability measures could be upweighted by incentivising the I&D measure in the annual bonus plan rather than the PSP. In weighing up this feedback, the Committee particularly noted the strong level of support for the proposals which formed the basis of the consultation. Therefore, while noting the small number of suggestions regarding reweighting

Proposed 2022 PSP scorecard			Table 16

Measure	2021 PSP	2022 PSP
		(proposed)

Cash Flow	50%	45%

RONA	25%	20%

Relative TSR	25%	20%

Sustainability & Diversity	-	15%
various measures, the Committee has concluded that the structure outlined above remains appropriate for the 2022 award cycle. This position will continue to be kept under review for future awards under the PSP, to ensure the scorecard continues to align closely with our strategic priorities.
Workforce Engagement

As outlined in the SESR Committee report on page 78, the SESR Committee, whose members include the majority of the members of the Remuneration Committee, undertook an employee engagement exercise, supported by the Group’s Human Resources team, with employees from Europe and the US in a number of sessions promoting two-way
dialogue. From a remuneration perspective, we explained the Group’s approach to remuneration, which for roles with greater levels of responsibility has a higher emphasis on performance related pay (and, in particular, long-term performance), and the way in which incentive structures are cascaded through the organisation generally. The broad feedback from employees was that our remuneration structures support a focus on long-term sustainable success and there was an appreciation that the significant level of variable pay, a significant proportion of which is payable in CRH shares and subject to deferral periods and potential clawback, incentivises long-term value creation and a strong alignment with the interests of shareholders and other stakeholders. Employees also told us that there was strong support for the proposals to incorporate Sustainability & Diversity measures into the remuneration policy, given the importance of those initiatives to the workforce and wider society more generally.
Group Finance Director

The Board appointed a new Finance Director, Jim Mintern, on 1 June 2021. Jim was previously Chief of Staff in the Office of the Chief Executive and has held various senior operational and financial roles in CRH since he joined the Group in 2002. Details of the remuneration package agreed by the Committee for Jim with effect from his date of appointment are set out in Table 17 on page 83.
The Committee was mindful of ensuring that this package is in keeping with our principles (as set out earlier) of being motivational, fair and providing an appropriate blend of fixed remuneration, short and long-term incentives, that aligns closely with shareholder interests. To inform this decision, the Committee reviewed the internal equity of the package and, with the support of our external adviser benchmarked it relative to other FTSE50 companies (excluding financial services, and on

2021 Annual Report and Form 20-F	83

which basis the package is broadly median). Taking into account these additional reference points, the Committee believes that the package is appropriate.
Senan Murphy retired from the Board following the 2021 AGM and as Finance Director on 1 June 2021. He continued as an executive in order to support the successful transition of the Finance Director role and will remain for a time as an employee to facilitate the completion of a number of ongoing projects/initiatives. He is expected to retire from CRH in 2022 and relevant remuneration details will be disclosed at the appropriate time.
2021 Remuneration

The Committee’s approach to remuneration, and the way in which the metrics selected by the Committee incentivise management are aligned with CRH’s strategy and support the long-term performance of the Group, are summarised in Tables 19 and 21 on pages 85 and 86 respectively. A summary of 2021 remuneration is set out in Table 18 on page 85.
Fixed Pay
As reported in the 2020 Directors’ Remuneration Report, salary increases of 2.75% were awarded to the executive Directors in January 2021, in line with the average increase awarded to the general workforce.
The planned phased reduction of the Chief Executive’s payment in lieu of pension contributions continued to be implemented in 2021, with a further 10% reduction in the amount that would otherwise have been paid. It has been reduced further from 1 January 2022 to below 25% of his 2022 salary, reducing to zero in August 2022 in line with his contractual arrangements.
Incentive Targets in 2021
As was noted in the 2020 Directors’ Remuneration Report, the targets for the 2021 annual bonus plan and the 2021 PSP awards were set in early 2021 in the context of unprecedented uncertainty presented by the
COVID-19
pandemic. Therefore, we noted that, in the event that certain assumptions underlying the process of setting those targets did not transpire, revised targets might be required to appropriately assess the underlying performance of the Group.
2021 Annual Bonus Plan
As visibility improved on the impact of
COVID-19
on the economies and construction markets in which CRH operates, mid-way
through the year the Committee reviewed and revised upwards the financial targets for the 2021 annual bonus plan. Performance against these revised targets determined the outcome of the financial element of the bonus, which represents 80% of the potential bonus opportunity.
As a result of the record financial performance of the Group in 2021 and highest ever EBITDA (as defined)* outturn of $5.35 billion, the maximum target under each of the financial metrics was exceeded, resulting in a calculated payout level of 100%. Details of the revised targets for 2021 for each of the EPS, operating cash flow and RONA metrics, and the very strong performance against those targets, are set out in Table 32 on page 98. The remaing 20% of the annual bonus plan related to personal and strategic objectives. These are outlined on page 99.
Notwithstanding the outperformance during the year, both management and the Committee recognise the ongoing economic and social impact of the pandemic, and in that context judged that it would be appropriate to cap the bonus outcome in respect of the 2021 Annual Bonus Plan at 85% of maximum.
In line with CRH’s remuneration policy, 33% of the earned bonus payments will be deferred into shares for a period of three years. For Jim Mintern, a deferral of 25% applied for the period up to his appointment as Finance Director in June 2021.

Jim Mintern - Remuneration Arrangements (i)		Table 17

Component	Level	Context

2021 Salary	€ 838,000 p.a. (pro-rated)	In line with previous Finance Director, and reflective of 20+ years’ senior operational and finance experience in CRH

Pension	10% of salary	Aligned to the wider workforce in Ireland and the UK

Annual Bonus	Maximum opportunity: 200% of salary	Within policy limits; 33% of payout will be satisfied by share awards deferred for three years

PSP opportunity (2022 onwards)	Award opportunity: 250% of salary	Within policy limits; vested awards are subject to a two-year holding period

Holding Requirements	In post: 250% of salary, to be achieved by 1 June 2024	In line with policy

	Post-employment: 150% of salary for a period of two years post-employment	In line with policy
(i) Mr. Mintern was appointed Finance Director and to the Board with effect from 1 June 2021.

*  EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

84

Chairman’s
Overview - continued

2021 PSP Award
The Committee also reviewed the targets for the 2021 PSP awards mid-way
through the year and revised upwards the targets for the RONA and cash flow metrics (see Table 36 on page 100 for more details).
2019 PSP Award
The vesting of the 2019 PSP award, which covered the three financial years from 2019 to 2021 inclusive, has been assessed by the Committee against the cash flow, TSR and RONA targets which were set in early 2019. CRH’s strong performance against these measures resulted in the vesting of 100% of these awards (see Table 33 on page 99 for more details).
Overall incentive outcome
The Committee is satisfied that there is a very strong alignment between the incentive outcomes outlined above for 2021 and the performance of the Company. The Committee also took into account a number of factors, including, feedback from other Committees in relation to matters such as safety performance, whether any extraneous factors outside the control of management had unduly influenced the outcome and considered progress in relation to strategic objectives not captured by the financial measures used for remuneration purposes, and the experience of key stakeholder groups (including employees). The Committee concluded that there was no requirement to use its discretion to adjust incentive outcomes in respect of any of these matters.
Implementation of Remuneration Policy in 2022

Fixed Pay
The Committee has reviewed the executive Directors’ base salaries and concluded that salary increases of 2.75% should also be awarded to Albert Manifold and Jim Mintern in 2022 in recognition of their continued strong performance, contribution and leadership of CRH. The approved increase is in line with the general workforce increase in Ireland and the UK.
Incentives
The 2022 annual bonus plan will continue to reflect the structure, weightings and metrics used in prior years: EPS, operating cash flow, RONA and personal/strategic objectives. The targets attaching to the 2022 bonus will be disclosed in the 2022 Directors’ Remuneration Report.
As outlined previously, the metrics for the PSP awards in 2022 will comprise cash flow, TSR, RONA and Sustainability & Diversity measures. The targets are set out in Table 40 on page 105.
Non-executive
Directors
A Committee of the Chairman and the executive Directors recommended that the fees of the non-executive
Directors be increased with effect from 1 January 2022 by reference to the wider workforce increase of 2.75% in Ireland and the UK. The non-executive
Director fee structure to apply under the 2022 Policy is set out in Table 41 on page 105.
Group Chairman
The Committee has reviewed the fee level for the Group Chairman, taking into account the performance of the Chairman since his appointment in 2020 and the nature and extent of his time commitment to fulfil his responsibilities. We also reviewed CRH’s fee level relative to other FTSE50 companies (excluding financial services). The Committee has increased the Chairman’s fee from
€
630,000, the amount set for the role when the current policy was approved by Shareholders in 2019, to
€
647,250 with effect from 1 January 2022 by reference to the increase for the wider workforce in Ireland and the UK of 2.75%.
2022 AGM

At the 2022 AGM, shareholder approval will be sought in respect of three separate remuneration related resolutions:

•	the Directors’ Remuneration Report, which is an advisory vote on the way in which our remuneration policy was implemented in 2021, and the Committee’s proposed approach to its implementation in 2022;

•	the updated 2022 remuneration policy, which includes the policy changes outlined above; and

•	a resolution to increase the limit on Directors’ fees. In accordance with the Articles of Association of the Company and Irish company law, shareholders set the maximum aggregate amount of the fees (basic salary) payable to non-executive
Directors. The current limit of
€
1,000,000 was set by shareholders at the 2019 AGM. Approval will be sought at the 2022 AGM to increase the limit to
€
1,200,000. This change is required as a result of an increased number of non-executive
Directors on the Board and to provide flexibility for fee increases over time.
Conclusion

As set out above, 2021 was another year of strong performance and value creation for shareholders due to the efforts of our employees and the leadership of the senior executive team. The Committee strongly believes there is a very close alignment between this performance and the remuneration outcomes for the executive Directors. We also believe that the enhancements to the remuneration policy will support and incentivise the achievement of our strategic priorities and the long-term sustainable success of the Group, and are in line with the expectations of our shareholders and wider stakeholders. We look forward to your support for the remuneration-related resolutions on the agenda of the 2022 AGM.
Lamar McKay
Chairman of the Remuneration Committee
2 March 2022

2021 Annual Report and Form 20-F	85

2021 Remuneration Snapshot (full details of 2021 remuneration are set out in Table 22 on page 87)			Table 18

	Fixed	Performance-related Variable Remuneration

Director	Salary	Annual Bonus (iii) (% of Max)	2019 PSP Award (iv) (% of Max)

Albert Manifold	€ 1,607,430	85%	100%

Jim Mintern (i)	€ 488,833	85%	100%

Senan Murphy (ii)	€ 279,600	85%	100%

(i)
Appointed as Finance Director and to the Board with effect from 1 June 2021. Accordingly, the salary in the Table above covers the period from 1 June 2021 to 31 December 2021. Details of Mr. Mintern’s remuneration arrangements as Finance Director are set out in Table 17 on page 83.

(ii)
Retired from the Board on 29 April 2021. Accordingly, the salary in the Table above is pro-rated
for service from 1 January 2021 to 29 April 2021. The equivalent salary for 12 months would be
€
838,800. Mr. Murphy remains a current executive to facilitate the completion of some outstanding projects/initiatives. He is expected to retire from CRH during 2022 and details of his remuneration arrangements on retirement will be disclosed in due course.

(iii)	For the reasons outlined on page 83, the Committee and the executive Directors judged that the payout under the 2021 annual bonus plan should be capped at 85% of maximum.

(iv)
The awards, for which performance was measured over the three-year period to end 2021, will vest at 100%. The award for Mr. Mintern, which was granted before his appointment to the Board, is not subject to an additional holding period and will vest in April 2022. The awards for Mr. Manifold and Mr. Murphy are subject to an additional two-year
holding period and, therefore, will vest in 2024. Further details in relation to the estimated value of the awards, split between the value created for performance and the value created through share price growth, are included in Table 22 on page 87. The market value per share on the date of award (in March 2019) was
€
29.86.

Alignment of Executive Remuneration with Strategy			Table 19

Performance Measure (i)	Annual Bonus	PSP	Reason for Selection

EPS			EPS is a key measure of the underlying profitability

Cash Flow			Cash flow is a key measure of CRH’s ability to generate cash to fund organic and acquisitive growth and provide returns to our shareholders via dividends and share buybacks

RONA			RONA is a key measure of CRH’s ability to create value through excellence in operational performance

TSR			TSR is a key measure of CRH’s returns to shareholders through the cycle

Sustainability & Diversity			Sustainability is deeply embedded in all aspects of the Group’s strategy and business model. We recognise the importance of decarbonisation in addressing the challenges of climate change and we are fully committed to achieving our ambition of carbon neutrality by 2050. We also believe that our integrated model of value-added products and innovative solutions strategy has a key part to play in the delivery of a more resilient built environment and a more sustainable future. Furthermore, we consider that an inclusive working environment, policies and practices will assist in further developing the diversity of our workforce and leadership teams, which will positively contribute to growing shareholder value over the longer term

Personal/Strategic Objectives			Personal strategic objectives enable a focus on specific factors aligned with CRH’s short and medium-term strategic objectives that promote long-term performance

(i)	Please see the footnotes to Tables 32 and 33 on pages 98 and 99 respectively for further information on the operation of the financial metrics for the purposes of the Group’s incentive schemes.

Most Recent Remuneration Related Votes						Table 20

	Year of AGM	% in Favour	% Against	No. of Votes Withheld	Total No. of Votes Cast (incl. Votes Withheld)	% of Issued Share Capital Voted

Directors’ Remuneration Report (“Say on Pay”)	2021	91.46%	8.54%	655,868	530,703,797	67.61%

Directors’ Remuneration Policy Report	2019	86.73%	13.27%	4,846,043	496,827,532	61.43%

86

Chairman’s Overview - continued

Committee’s Approach to Remuneration	Table 21
The key principles underpinning the Committee’s approach to setting remuneration at a level that:

Is fair and balanced Is market competitive, enabling the Company to recruit and retain talented executives Incentivises executives in a way that focuses on delivering the Company’s strategic objectives Aligns the interests of the executive team with those of shareholders
The Committee also seeks to ensure that updates to the Policy take into account the views of stakeholders and evolving best practice. The Board and the Committee are regularly updated on the perspectives of our employees and take these perspectives into account when making remuneration decisions. Further details in relation to workforce engagement on remuneration matters are set out on page 82.
The Committee also has oversight of remuneration policy across the Group and endeavours to keep the principles and structure of remuneration consistent in so far as is possible given CRH’s international footprint.
Generally speaking, total remuneration is more variable (and, in particular, weighted towards long-term performance) for roles with greater levels of responsibility and scope.
In setting the remuneration policy and practices for executive Directors, the Committee also takes into consideration the six pillars outlined in the 2018 Code; clarity, simplicity, risk, predictability, proportionality and alignment to culture, and is satisfied that the 2022 Policy addresses each of these areas (see page 88 for further details).

2021 Annual Report and Form 20-F	87

Individual Executive Remuneration for the year ended 31 December 2021									Table 22

	Albert Manifold			Jim Mintern (i)			Senan Murphy (ii)
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Fixed Pay	€ 000	€ 000	€ 000	€ 000	€ 000	€ 000	€ 000	€ 000	€ 000

Basic Salary (iii)	1,607	1,469	1,523	489	-	-	280	768	794

Benefits (iv)	23	27	43	21	-	-	6	13	27

Retirement Benefit Expense (v)	551	612	667	49	-	-	68	204	199

Total Fixed Pay	2,181	2,108	2,233	559	-	-	354	985	1,020

Performance-related Pay
Annual Bonus (vi):

Cash Element	2,049	2,018	1,964	554	-	-	238	689	683

Deferred Shares	1,025	1,009	982	277	-	-	119	344	342

Total Annual Bonus	3,074	3,027	2,946	831	-	-	357	1,033	1,025

Long-term Incentives (vii):
Performance Share Plan

- value delivered through performance	5,992	5,075	3,834	1,146	-	-	1,928	1,632	1,028

- value delivered through share price growth	2,659	990	298	509	-	-	855	319	80

Total Long-term Incentives	8,651	6,065	4,132	1,655	-	-	2,783	1,951	1,108

Total Performance-related Pay	11,725	9,092	7,078	2,486	-	-	3,140	2,984	2,133

Total Single Figure	13,906	11,200	9,311	3,045	-	-	3,494	3,969	3,153

(fixed and performance-related)
Total Fixed v. Total Remuneration	16%	19%	24%	18%	-	-	10%	25%	32%

Total Variable v. Total Remuneration	84%	81%	76%	82%	-	-	90%	75%	68%

(i)
Mr. Mintern was appointed as Finance Director and to the Board with effect from 1 June 2021. Accordingly, his remuneration reflected in the above Table relates to remuneration for the period 1 June 2021 to 31 December 2021. Full details of Mr. Mintern’s remuneration arrangements for this period are in line with the 2019 Remuneration Policy (and the proposed 2022 Remuneration Policy) and are set out in Table 17 on page 83.

(ii)
Mr. Murphy retired as Finance Director and from the Board with effect from 29 April 2021. Accordingly, his remuneration reflected in the above Table relates to remuneration for the period 1 January 2021 to 29 April 2021. Mr. Murphy remains employed by CRH and is anticipated to retire from CRH during 2022. Full details of Mr. Murphy’s remuneration arrangements on retirement will be disclosed in due course.

(iii)	Basic Salary: As outlined on page 74 of the 2020 Annual Report and Form 20-F, the executive Directors voluntarily waived 25% of their salaries for a period of three months in 2020.

(iv)
Benefits: For executive Directors these relate principally to the use of company cars (or car allowances), medical insurance and life assurance and, where relevant, the value of the non-taxable
discount on the grant of options under the Group’s 2010 SAYE Scheme.

(v)
Retirement Benefit Expense: As noted on page 101, Albert Manifold receives a supplementary taxable non-pensionable
cash allowance, in lieu of prospective pension benefits foregone. This allowance is similar in value to the reduction in the Company’s liability represented by the pension benefit foregone. It is calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to Mr. Manifold and spread over the term to retirement as annual compensation allowances. The phased reduction of Mr. Manifold’s allowance, details of which were outlined in the 2019 Directors’ Remuneration Report, continued to be implemented in 2021, with a 10% reduction in the amount that would otherwise have been paid. Senan Murphy received a supplementary taxable non-pensionable
cash supplement equivalent to 25% of his 2020 base salary in lieu of a pension contribution (see page 101 for more details). Mr. Mintern receives a supplementary taxable non-pensionable
cash supplement equivalent to 10% of his annual base salary in lieu of a pension contribution, in line with that available to the Irish and UK workforce.

(vi)
Annual Bonus Plan: Under the executive Directors’ Annual Bonus Plan for 2021, a bonus was payable for meeting clearly defined and stretch targets and strategic goals. The structure of the 2021 Plan, together with details of the performance against targets and payouts in respect of 2021, are set out on pages 98 and 99. In the case of Mr. Mintern and Mr. Murphy, the bonuses disclosed in the above Table reflect the portion attributable to their tenure as an executive Director. A third of the 2021 bonuses to be paid to executive Directors will be deferred into shares for a period of three years, with no additional performance conditions. For Mr. Mintern, for the period up to his appointment as Finance Director on 1 June 2021 a deferral of 25% applies. For 2019 and 2020 bonuses, a third of executive Directors’ bonuses respectively were paid in Deferred Shares, vesting after three years, with no additional performance conditions.

(vii)
Long-term Incentives: In February 2022, the Remuneration Committee determined that 100% of the maximum PSP awards made in 2019 will vest, based on performance. The awards for Mr. Manifold and Mr. Murphy are subject to a further two-year
holding period and will vest in 2024. The award for Mr. Mintern, which was granted prior to his appointment as Finance Director, is not subject to an additional holding period and will vest in April 2022. For the purposes of this Table, the value of these has been estimated using a share price of
€
43.11, being the three-month average share price to 31 December 2021. Amounts in the long-term incentive column for 2020 for Mr. Manifold and Mr. Murphy reflect the value of long-term incentive awards with a performance period ending in 2020 (i.e. the PSP awards granted in 2018), which the Remuneration Committee determined in February 2021 had met the applicable performance targets. The awards are scheduled to vest in 2023 following the completion of a two-year
holding period. For the purposes of this Table, the value of these awards has been estimated using a share price of
€
33.01, being the three-month average share price to 31 December 2020. Amounts in the long-term incentive column for 2019 reflect the value of long-term incentive awards with a performance period ending in 2019 (i.e. the PSP awards granted in 2017), which the Remuneration Committee determined in February 2020 had met the applicable performance targets. The awards are scheduled to vest in 2022 following the completion of a two-year
holding period. For the purposes of this Table, the value of these awards has been estimated using a share price of
€
33.38, being the three-month average share price to 31 December 2019.

88
       Directors’ Remuneration Report

Proposed 2022 Directors’
Remuneration Policy

As outlined in the Committee Chairman’s Statement on page 81, the Committee carried out a detailed review of the Group’s remuneration arrangements during 2021. In doing so, the Committee took into account the strong support from shareholders for the 2019 Policy and our approach to its implementation over its life, as well as feedback from shareholders during the year. The Committee also noted the support from employees in various engagement sessions during 2021 for the introduction of ESG targets in the long-term performance share plan. The principal proposed changes to the 2019 Policy, which was approved by shareholders at the 2019 AGM, are set out on page 82. The following sets out the full updated 2022 Policy (the “2022 Policy”).
The 2022 Policy, if approved, will provide the framework for remuneration decisions made by the Remuneration Committee. It is the Company’s intention that the 2022 Policy will apply until the 2025 AGM, unless the Remuneration Committee seeks shareholder approval for a renewed policy at an earlier date.
The Remuneration Committee’s aim is to make sure that CRH’s pay structures are fair, responsible and competitive, in order that CRH can attract and retain staff of the calibre necessary for it to compete in all of its markets.
The Group’s remuneration structures are designed to drive performance and link reward to the responsibilities and individual contribution of executives, while at the same time reflecting the risk policies of the Group. It is our policy to grant participation in the Group’s performance-related plans to key management to encourage alignment with shareholders’ interests.
In setting remuneration levels, the Remuneration Committee takes into consideration the remuneration practices of other international companies of similar size and scope and trends in executive remuneration generally, in each of the regions in which the Company operates.
The Committee is mindful of managing any conflicts of interest. Therefore, no individual is involved in determining his/her own remuneration arrangements. The Committee determines the remuneration of the Chairman and the executive Directors, with neither the Chairman nor any executive Director being being present when their respective individual remuneration is being considered or approved. The remuneration of the non-executive
Directors, including the Committee members, is determined by a committee of the Chairman and the executive Directors.

CRH’s Approach to Remuneration

The purpose of the 2022 Policy is to:

Reward and motivate executives to perform in the long-term interests of the shareholders

Attract and retain executives of the highest calibre

Foster entrepreneurship within the Group by rewarding the creation of shareholder value through organic and acquisitive growth

Provide an appropriate blend of fixed and variable remuneration and short and long-term incentives

Reflect the spread of the Group’s operations so that remuneration packages in each geography are appropriate and competitive for that area

Reflect the risk policies and appetite of the Group

In formulating the 2022 Policy, the Committee sought to ensure that it and the Group’s remuneration practices were consistent with the six factors set out in Provision 40 of the 2018 Code:

Clarity

The 2022 Policy is designed to be sustainable and simple. The policy updates in 2022 are few in number and focused on enabling alignment with clearly defined and communicated strategic priorities

Simplicity

The 2022 Policy utilises market standard annual bonus and long-term incentive plans, the operation of both of which are clearly explained in detail and well-understood by participants

Risk

The 2022 Policy has been designed to ensure that inappropriate risk taking is discouraged with a balanced use of annual and longer term incentives, best practice measures such as significant in-employment and post-employment shareholding requirements to align the long-term interests of executives and shareholders; and the use of clawback and malus provisions. In addition, the Committee retains discretion to override formulaic outcomes; any use of such discretion will be disclosed in the relevant Remuneration Report

Predictability

The possible outcomes under the 2022 Policy are quantifiable. Illustrations of potential outcomes under various scenarios are included in this report

Proportionality

The 2022 Policy has been designed to ensure that there is a clear link between pay outcomes and the delivery of the Group’s strategy and performance. A significant proportion of the executive Directors’ potential remuneration is ‘at risk’ and is subject to clearly defined and stretching performance targets

Alignment to Culture

The 2022 Policy is designed to promote the long-term sustainable success of the Group. The performance metrics and targets used in the annual and long-term incentive plans reflect our values and key strategic priorities

2021 Annual Report and Form 20-F	89

Regulatory Backdrop

Under the Shareholder Rights Directive 2017/2018 which was transposed into Irish law by the EU (Shareholders’ Right) Regulations 2020 (“SRD II”), public limited companies must submit a remuneration policy to an advisory vote at least every four years or earlier if there is a proposed material change to the approved policy. In order to continue alignment with general practice in the UK, the Committee intends to seek approval from shareholders to renew/ update the policy every three years.

Future Policy Table
Further details regarding the operation of the 2022 Policy for the 2022 financial year can be found on pages 98 to 109 of the Directors’ Remuneration Report.

Policy Table		Table 23

Element	Fixed Base Salary	Fixed Pension

Purpose and link to strategy	● Competitive salaries help to attract and retain staff with the experience and knowledge required to enable the Group to compete effectively in its markets
●
  Pension arrangements provide competitive and appropriate retirement plans

●
  Given the long-term nature of the business, pension is an important part of the remuneration package to support creation of value and succession planning

Operation
●
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

●
  Base salary is normally reviewed annually with changes generally effective on 1 January, although the Committee may make an out-of-cycle increase if it considers it to be appropriate

●
  Irish-based executive Directors may participate in a contributory defined benefit scheme or, if they joined the Group after 1 January 2012, in a defined contribution scheme as the defined benefit scheme which the Directors participate in is closed to new entrants

●
  For new appointments to the Board the Committee may determine that alternative pension provisions will operate (for example a cash contribution). When determining pension arrangements for new appointments the Committee will give regard to existing entitlements, the cost of the arrangements, market practice and the pension arrangements received elsewhere in the Group. Pension contribution rates for any newly appointed executive Directors will not exceed the norm for pension related contributions/allowances for new recruits, across the general workforce, in the individual’s home jurisdiction or, if applicable, the jurisdiction in which the individual is to be based in their executive Director role

Maximum opportunity
●
  Base salaries are set at a level which the Committee considers to be appropriate taking into consideration the factors outlined in the “operation” section above

●
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

●
  The entitlement of individuals participating in defined contribution schemes reflects the accumulated individual and matching company contributions paid into the schemes. At present no Ireland-based executive Directors are members of a defined contribution scheme

●
  In relation to Mr. Manifold, who joined the Group prior to 31 December 2011, the defined benefit pension is provided through an Irish-revenue approved retirement benefit scheme (the ‘Scheme’). Accrued benefits for service to 31 December 2011 are based on pensionable salary and years of service as at that date (annual accrual of 1/60th), with this tranche being revalued annually at the Consumer Price Index subject to a 5% ceiling. For service subsequent to that date a career-average revalued earnings system was introduced with each year of service being subject to annual revaluation on the same basis as outlined above. Mr. Manifold has elected to cease accruing pension benefits and to receive a supplementary taxable non-pensionable cash allowance in lieu of pension benefits foregone as a result of the pension cap (see page 101 for more details). This allowance is similar in value to the reduction in the Company’s liability represented by the pension benefit foregone. Whilst there is no absolute maximum to the quantum of these payments they are calculated based on actuarial advice as the equivalent of the reduction in the liability the Company would otherwise have had under the Scheme in respect of Mr. Manifold’s benefits and spread over the term to retirement as annual compensation allowances. Mr. Manifold has voluntarily reduced the monetary value of the pension contribution/allowance so that it is below 25% of his base salary as at 1 January 2022. His contractual entitlement to compensation in lieu of pension payments will cease in August 2022 when he reaches age 60

Performance measure	● Not applicable	● Not applicable

90
      Directors’ Remuneration Report - continued

Policy Table | continued

Element	Fixed Benefits

Purpose and link to strategy	● To provide a market competitive level of benefits for executive Directors

Operation
●
  The Committee’s policy is to set benefit provision at an appropriate market competitive level taking into account market practice, the level of benefits provided for other employees in the Group, the individual’s home jurisdiction and the jurisdiction in which the individual is based

●
  Employment-related benefits include the use of company cars (or a car allowance), medical insurance for the executive Director and his/her family and life assurance

●
  In the event that the Chief Executive falls ill or is injured in such a way as which would constitute ill-health
or disablement so that the Chief Executive could not work for a period of more than six months, in lieu of the early ill-health
retirement provisions in the pension scheme which would otherwise operate in such cases, he shall be entitled to receive a disability salary of
€
1,000,000 per annum. Such payment would cease when the Chief Executive reaches age 60, returns to work or if the service agreement is terminated

●
  Benefits may also be provided in relation to legal fees incurred in respect of agreeing service contracts, or similar agreements (for which the Company may settle any tax incurred by the executive Director) and a gift on retirement

●
  The Committee may remove benefits that executive Directors receive or introduce other benefits if it is considered appropriate to do so. The Company may also pay the tax due on benefits if it considers that it is appropriate to do so

●
  All-employee
share schemes - executive Directors are eligible to participate in the Company’s all-employee
share schemes on the same terms as other employees. Executive Directors may also receive other benefits which are available to employees generally

●
  Re-location
policy - where executive Directors are required to
re-locate
to take up their role, the Committee may determine that they should receive appropriate re-location
and ongoing expatriate benefits. The level of such benefits would be determined based on individual circumstances taking into account typical market practice

Maximum opportunity	● The level of benefit provided will depend on the cost of providing individual items and the individual’s circumstances, and therefore the Committee has not set a maximum level of benefits

Performance measure	● Not applicable

2021 Annual Report and Form 20-F	91

Policy Table | continued
Performance-related pay - Annual Bonus	Performance-related pay - 2014 Performance Share Plan

●
   The Annual Performance-related Incentive Plan is designed to reward the creation of shareholder value through operational excellence and organic and acquisitive growth. The Plan incentivises executive Directors to deliver Group and individual goals that support long-term value creation

●
   A Deferred Annual Performance-related Incentive Plan element links the value of executive Directors’ reward with the long-term performance of the CRH share price and aligns the interests of executive Directors with those of shareholders

●
   “Malus” and clawback provisions enable the Company to mitigate risk

●
   The purpose of the 2014 Performance Share Plan is to align the interest of key management across different regions and nationalities with those of shareholders through an interest in CRH shares and by incentivising the achievement of long-term performance goals

●
   “Malus” and clawback provisions enable the Company to mitigate risk

●
   The Annual Performance-related Incentive Plan rewards executive Directors for meeting Company performance goals over a financial year of the Company. Targets are set annually by the Committee

●
   The annual bonus is paid in a mix of cash and shares (structured as a deferred share award)

●
   For 2022:

–
   66.7% of the bonus will be paid in cash; and

–
   33.3% will be paid in shares

●
   In future years, the Committee may determine that a different balance between cash and shares is appropriate and adjust the relevant payments accordingly

●
   When assessing performance and determining bonus payouts the Committee also considers the underlying financial performance of the business to ensure it is consistent with the overall award level

●
   Awards (in the form of conditional share awards or
nil-cost
options) normally vest based on performance over a period of not less than three years. Awards may also be settled in cash in exceptional circumstances

●
   Awards are normally subject to an additional holding period ending on the fifth anniversary of the grant date (or another date determined by the Committee)

●
   Dividend equivalents may be paid on PSP awards that vest in respect of dividends paid during the vesting period until the end of the holding period. These payments may be made in cash or shares and may assume reinvestment on a cumulative basis

●
   “Malus” and clawback provisions (as set out in the rules of the 2014 Plan) will apply to awards

●
   The deferred element of the bonus will be structured as a conditional share award or nil-cost
option and will normally vest after three years from grant (or a different period determined by the Committee). Deferred share awards may be settled in cash in exceptional circumstances

●
   Dividend equivalents may be paid on deferred share awards in respect of dividends paid during the vesting period. These payments may be made in cash or shares and may assume the reinvestment of dividends on a cumulative basis

●
   For deferred awards, “malus” provisions apply. Cash bonus payments are subject to clawback of the net amount paid for a period of three years from payment

● Maximum annual opportunity of 225% of base salary ● For 2022, the intended maximum award levels are: – 225% of base salary for Chief Executive; and – 200% of base salary for the Finance Director	● Maximum annual opportunity of up to 365% of base salary ● For 2022, the intended award levels are: – 365% of base salary for Chief Executive; and – 250% of base salary for Finance Director

●
   The performance-related incentive plan is based on achieving clearly defined and stretching annual targets and strategic goals set by the Committee each year based on key business priorities

●
   The performance metrics used are a mix of financial targets including return goals and personal/strategic objectives generally. Currently 80% of the bonus is based on financial performance measures

●
   The Committee may vary the weightings of measures but no less than 50% shall be based on financial performance measures

●
   A portion of the bonus metrics for any Director may be linked to his/her specific area of responsibility

●
   Up to 50% of the maximum bonus will be paid for achieving target levels of performance

●
   Awards to be granted in 2022 will vest based on cumulative cash flow (45%), a relative TSR test compared to a tailored group of key peers (20%), RONA (20%) and a number of Sustainability & Diversity measures (15%)

●
   For threshold levels of performance, 25% of the award vests

●
   Where applicable, when determining vesting under the PSP the Committee reviews whether the TSR performance has been impacted by unusual events and whether it therefore, reflects the underlying performance of the business

●
   The Committee may adjust the weightings of the measures at the start of each cycle, with no measure’s weighting falling below 15%

●
   The Committee may amend the performance conditions if an event occurs that causes it to consider that an amended performance condition would be more appropriate and would not be materially less difficult to satisfy

Directors’ Remuneration Report - continued

Notes to Policy Table

Changes to 2019
Remuneration Policy
Proposed changes to the 2019 Policy are outlined in the Remuneration Committee Chairman’s Overview on pages 80 to 84.
Plan Rules
The 2014 Deferred Share Bonus Plan and the 2014 Performance Share Plan form part of the 2022 Policy and shall be operated in accordance with the relevant plan rules. Awards may be (i) adjusted in accordance with the rules in the event of a variation of the Company’s share capital, merger, de-merger,
special dividend or other event that, in the opinion of the Committee, materially affects the price of shares; and (ii) amended in accordance with the plan rules.
Clawback/Malus
For Deferred Annual Performance-related Incentive plan awards and Performance Share Plan awards, the Committee has the discretion to reduce or impose further conditions on awards prior to vesting in certain circumstances, including but not limited to:

●	a material misstatement of the Group’s audited financial results;

●	a material failure of risk management; or

●	serious reputational damage to the Group or one of its businesses as a result of a participant’s misconduct or otherwise
Cash bonus payments are subject to clawback of the net amount paid for a period of three years from payment in the circumstances outlined. Vested PSP awards are subject to clawback for a period of three years from the date of vesting.
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
Minor Amendments
The Committee may make minor changes to the 2022 Policy for regulatory, exchange control, tax or administrative purposes or to take account of a change in legislation without seeking shareholder approval for that amendment.
Information Supporting
the Policy Table

Selection of Performance Measures and Targets
(i) Annual bonus
Annual incentive plan targets are selected each year to incentivise executive Directors to achieve annual financial, operational, strategic and personal goals across a range of metrics which are considered important for delivering long-term performance excellence.
(ii) Performance share plan
The ultimate goal of our strategy is to provide growth and long-term sustainable value for all of our shareholders. Performance measures are selected each year. For PSP awards to be granted in 2022, the measures are, therefore, focused on generating cash in the business, achieving relative outperformance of TSR against our key peers, generating a return on net assets and promoting the achievement of the Group’s key sustainability and diversity objectives.

Targets and measures for the annual bonus and PSP are set each cycle by the Committee taking into account internal plans and external expectations. Targets are calibrated to be stretching but motivational to management and to be aligned with the long-term creation of shareholder value.
Remuneration Arrangements Throughout the Group
CRH operates significant operations in c. 3,235 locations in 28 countries with approximately 77,400 employees across the globe. Remuneration arrangements throughout the organisation, therefore, differ depending on the specific role being undertaken, the level of seniority and responsibilities, the location of the role and local market practice. However, remuneration arrangements are designed based on a common set of principles: that reward should be set at a level which is appropriate to retain and motivate individuals of the necessary calibre to fulfil the roles without paying more than is considered necessary. The reward framework is designed to incentivise employees to deliver the requirements of their roles and add value for shareholders.
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

2021 Annual Report and Form 20-F	93

The Committee would generally seek to align the remuneration package offered with our remuneration policy outlined in Table 23 on pages 89 to 91. When determining appropriate remuneration arrangements the Committee will take into account all relevant factors including (among others) the level of opportunity, the type of remuneration opportunity being forfeited and the jurisdiction the candidate was recruited from. Any remuneration offered would be within the limit on variable pay outlined in this 2022 Policy.
Variable remuneration in respect of an executive Director’s appointment shall be limited to 590% of base salary measured at the time of award. This limit is in line with the plan maximum outlined in Table 23 on pages 89 to 91. This limit excludes any awards made to compensate the Director for awards forfeited from his or her previous employer.
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
awards.
In the event that an internal candidate is promoted to the Board, legacy terms and conditions will normally be honoured, including any outstanding incentive awards.
In the event of the appointment of a new Chairman or
non-executive
Director, remuneration arrangements will normally reflect the policy outlined in Table 24. Other remuneration arrangements may be provided to a new Chairman or non-executive
Director if these arrangements are considered appropriate in accordance with the principles set out in Table 24.

Remuneration Policy for Non-Executive Directors		Table 24

Approach to Setting Fees	Basis of Fees	Other Items

●
   The remuneration of
non-executive
Directors is determined by a Board committee of the Chairman and the executive Directors

●
   The Remuneration Committee determines the remuneration of the Chairman within the framework or broad policy agreed with the Board

●
   Remuneration is set at a level which will attract individuals with the necessary experience and ability to make a substantial contribution to the Company’s affairs and reflect the time and travel demands of Board duties

●
   Fees are set taking into account typical practice at other companies of a similar size and complexity to CRH

●
   Fees are reviewed annually

●
   Fees are paid in cash

●
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

●
   Other fees may also be paid to reflect other Board roles or responsibilities

●
   In accordance with the Articles of Association, shareholders set the maximum aggregate amount of the fees payable to non-executive
Directors. The current limit of
€
1,000,000 was set by shareholders at the Annual General Meeting held in 2019. Approval will be sought at the 2022 AGM to increase the limit to
€
1,200,000.

●
   The
non-executive
Directors do not participate in any of the Company’s performance-related incentive plans or share schemes

●
   Non-executive
Directors do not receive pensions

●
   Where relevant, the Group Chairman may be reimbursed for expenses incurred in travelling from his residence to his CRH office on a gross up basis so that he is not at a net loss after deduction of tax

●
   Benefits including retirement gifts (provided they do not exceed the de minimis threshold outlined on page 104) may be provided if, in the view of the Board (for non-executive
Directors or for the Chairman), this is considered appropriate. The Company may gross up any expenses so that the non-executive
Directors are not at a net loss after deduction of tax. Details regarding any benefit provided will be disclosed in the relevant year of receipt

Directors’ Remuneration Report - continued

Remuneration Outcomes in different Performance Scenarios	Remuneration Outcomes in different Performance Scenarios		Table 25

Remuneration at CRH consists of fixed pay (salary, pension and benefits), short-term variable pay and long-term variable pay. A significant portion of executive Directors’ remuneration is linked to the delivery of key business goals over the short and long-term and the creation of shareholder value.

Table 27 shows hypothetical values of the remuneration package for executive Directors under four assumed performance scenarios (based on 2022 proposals).

No share price growth or the payment of dividend equivalents has been assumed in these scenarios (other than where specified). Potential benefits under all-employee
share schemes have not been included.
	Performance Scenario	Payout Level

	Minimum	● Fixed pay (see Table 26 for each executive Director) ● No bonus payout ● No vesting under the Performance Share Plan

On-target performance
●
   Fixed pay (see Table 26 for each executive Director)

●
   50% annual bonus payout (112.5% of salary for the Chief Executive and 100% for the Finance Director)

●
   25% vesting under the Performance Share Plan (91.25% of salary for the Chief Executive and 62.5% for the Finance Director)

Maximum performance (at constant share prices and assuming a 50% increase in share price)
●
   Fixed pay (see Table 26 for each executive Director)

●
   100% annual bonus payout (225% of salary for the Chief Executive and 200% of salary for the Finance Director)

●
   100% Performance Share Plan vesting (365% of salary for the Chief Executive and 250% for the Finance Director)

Hypothetical Remuneration Values				Table 26
	Salary With effect from 1 January 2022	Benefits Level paid in 2021 (i)	Estimated Pension (ii)	Total Fixed Pay

Chief Executive (Albert Manifold)	€ 1,651,635	€ 23,000	€ 412,500	€ 2,087,135

Finance Director (Jim Mintern)	€ 861,045	€ 21,000	€ 86,105	€ 968,150

(i)	Based on 2021 expenses.

(ii)	See page 101 for details in relation to retirement benefit arrangements.

2021 Annual Report and Form 20-F	95

Executive Director Service Contracts and Policy on
Payment for Loss of Office

When determining leaving arrangements for an executive Director the Committee takes into account any contractual agreements (including any incentive arrangements) and the performance and conduct of the individual.
Service Contracts
The Chief Executive and Finance Director have entered into service contracts with the Company. The summaries in Tables 28 and 29 set out the key remuneration terms of those contracts. All incentive arrangements remain at the discretion of the Committee.
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
Share Plan Rules – Leaver Provisions
The treatment of outstanding share awards in the event that an executive Director leaves is governed by the relevant share plan rules. Table 30 on page 96 summarises leaver provisions under the executive share plans.
“Good leaver” circumstances are defined in the 2014 Performance Share Plan and deferred annual performance-related incentive plans as ill-health,
injury, disability, the participant’s employing company or business being sold out of the Group or any other reason at the Committee’s absolute discretion (except where a participant is summarily dismissed).

Chief Executive Service Contract	Table 28

Notice period	● 12 months’ notice by the Company or the executive

Expiry date	● Indefinite duration ● Terms of contract will automatically terminate on the executive’s 62 nd birthday

Termination payments
●
  On lawful termination of employment, the Committee may, at its absolute discretion, make a termination payment in lieu of 12 months’ notice based on base salary, benefits and pension contribution due during that period

●
  Where the Company terminates the contract lawfully without notice then no payment in lieu of notice shall be due

●
  If, in the event of a change of control, there is a diminution in the role and responsibilities of the Chief Executive he may terminate the contract; on such termination a payment equal to one year’s remuneration (being salary, pension, other benefits and vested incentive awards) will be made to the executive

Disability
●
  In the event that the Chief Executive falls ill or is injured in such a way as which would constitute ill-health
or disablement so that the Chief Executive could not work for a period of more than six months, in lieu of the early ill-health
retirement provisions in the pension scheme which would otherwise operate in such cases, he shall be entitled to receive a disability salary of
€
1,000,000 per annum. Such payment would cease when the Chief Executive reaches age 60, returns to work or if the service agreement is terminated

Other information
●
  The Company retains the ability to suspend the executive from employment on full salary and to require the executive to observe a period of “garden leave” of up to 12 months on full salary, contractual benefits and pension contribution

Group Finance Director Service Contract	Table 29

Notice period	● 12 months’ notice by the Company or the executive

Expiry date	● Indefinite duration ● Terms of contract will automatically terminate on the executive’s 65 th birthday

Termination payments
●
  On lawful termination of employment, the Committee may, at its absolute discretion, make a termination payment in lieu of 12 months’ notice based on base salary, benefits and pension contribution due during that period
•
Where the Company terminates the contract lawfully without notice then no payment in lieu of notice shall be due

Disability
●
  In the event that the Finance Director falls ill or is injured in such a way as which would constitute ill-health
or disablement so that the Finance Director could not work for a period of more than six months, in lieu of the early ill-health
retirement provisions in the pension scheme which would otherwise operate in such cases, he shall be entitled to receive a disability salary equivalent to two-thirds
of basic salary per annum. Such payment would cease when the Finance Director reaches age 65, returns to work or if the service agreement is terminated

Other information
●
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
Awards under the Savings-related Share Option Scheme are treated in accordance with the rules. The rules provide that awards may be exercised by a participant’s executor within 12 months of the date of death, and six months from the date of termination of employment in other circumstances where options automatically become exercisable, for example in the case of retirement.
Where an executive ceases employment on his own volition or as a result of summary dismissal they will normally forfeit outstanding share incentive awards.

Directors’ Remuneration Report - continued

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
Unless the Committee determines otherwise, in the event of a change in control of the Company:

●	awards granted under the 2014 Plan will vest taking into account the extent to which any performance condition has been satisfied and, unless the Committee determines otherwise the period of time that has elapsed since grant and the relevant event (or if the event occurs during an applicable holding period, to the beginning of the holding period); and
●	awards granted under the 2014 Deferred Annual Performance-related Incentive Plan may, at the discretion of the Committee, vest in full
If the Company is wound up or there is a
de-merger,
de-listing,
special dividend or other similar event which the Committee considers may affect the price of the Company’s shares:

●	awards granted under the 2014 Plan may, at the Committee’s discretion, vest taking into account the extent to which any performance condition has been satisfied and, unless the Committee determines otherwise, the period of time that has elapsed since the date of grant and the relevant event (or if the event occurs during an applicable holding period, to the beginning of the holding period); and

●	awards granted under the 2014 Deferred Annual Performance-related Incentive Plan will vest to the extent the Committee determines
Shareholding Guideline for Executive Directors

Executive Directors are required to build up (and maintain) a minimum holding in CRH shares. The shareholding guidelines for the Chief Executive and Finance Director are 3.5 times basic salary and 2.5 times basic salary respectively, with the guidelines to be achieved by 31 December 2023 and 1 June 2024, respectively.
For the purposes of determining the number of shares held by the executive Directors, the relevant calculation will include shares beneficially owned by the executive Directors, annual bonus awards which are deferred into shares for three years and PSP awards that have met the financial performance criteria but are subject to a two-year
holding period prior to release (on a net of tax basis). The deferred share awards and PSP awards subject to a two-year
hold period are not subject to any further performance criteria other than continued employment with the Group.

Leaver Provisions	Table 30

	Death	"Good Leavers” as determined by the Committee in accordance with the plan rules	Leavers in other circumstances

Deferred Annual Performance Incentive Plan 2014
●
  Unvested awards vest, unless the Committee determines otherwise, to the extent determined by the Committee

●
  Awards in the form of
nil-cost
options may be exercised for 12 months from death (or another period determined by the Committee)

●
  Awards shall normally vest in full at the normal vesting date. Alternatively, the Committee may determine that awards should vest at the time the individual leaves, subject to the Committee determining that the individual has a shareholding sufficient to meet the post-employment shareholding requirement

●
  Where awards vesting in such circumstances are granted in the form of nil-cost
options participants shall have six months from vesting to exercise their award

●
  Where awards have already vested at cessation of employment, participants shall have six months from cessation of employment to exercise their option
● Unvested Awards will lapse on the individual’s cessation of office or employment

Performance Share Plan 2014
●
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

●
  Awards in the form of
nil-cost
options may be exercised for 12 months from death (or another period determined by the Committee)

●
  Awards shall normally vest at the normal vesting date. Alternatively the Committee may determine that awards should vest at the time the individual leaves, subject to the Committee determining that the individual has a shareholding sufficient to meet the shareholding requirement post-cessation

●
  The level of vesting shall be determined by the Committee taking into account the extent to which the performance condition has been met and, unless the Committee determines otherwise, the period of time that has elapsed since the date of grant until the date of cessation (or if cessation occurs during an applicable holding period, to the beginning of the holding period)

●
  Awards vesting in such circumstances in the form of
nil-cost
options may be exercised for six months from vesting (or another period determined by the Committee). Where a nil-cost
option was already vested at cessation of employment, participants may exercise such options for six months from cessation (or another period determined by the Committee)
● Unvested Awards will lapse on the individual’s cessation of office or employment

2021 Annual Report and Form 20-F	97

In the event that the shareholding guidelines are not met by the applicable deadlines, the Remuneration Committee will consider what action to take at that time.
Post-employment Holding Requirements

The Chief Executive and Finance Director are required to hold shares equivalent to 2 times and 1.5 times basic salary respectively for a period of two years post-employment in a third party trust. Until the limit is achieved, an agreed portion of any Deferred Share or PSP awards which vest will be transfered on a net of tax basis to the third party to be held in trust for their benefit. The shares will be held in Trust on a rolling basis, until their employment ceases and a subsequent two year period has elapsed.
External Board Appointments

Executive Directors may accept external
non-executive
directorships with the prior approval of the Board. The Board recognises the benefits that such appointments can bring both to the Company and to the Director in terms of broadening their knowledge and experience. Whether any related fees are retained by the individual or remitted to the Group is considered on a case-by-case
basis.
Non-executive
Director –
Letters of Appointment

Non-executive
Directors serve under letters of appointment, copies of which are available for inspection at the Company’s Registered Office and at the AGM.
In line with the 2018 Code, all
non-executive
Directors submit themselves for
re-election
by shareholders every year at the AGM. All
non-executive
Director appointments can be terminated by either party without notice. There is no payment in lieu of notice provided.
Considering Employee Views

The Board is regularly kept abreast of employees’ perspectives and takes them into account when making decisions. In particular, the Remuneration Committee has oversight of remuneration policy across the Group and endeavours to keep the structure of remuneration consistent as far as possible. Further details of how the Committee seeks and takes into account employee views when setting remuneration for the executive Directors is set out on page 82.
Consulting with Shareholders

The Committee believes that it is very important to maintain open dialogue with shareholders on remuneration matters. CRH consults regularly with shareholders and engaged extensively with shareholders in relation to the 2022 Policy. Shareholder views, and broad indications of support, were important in shaping the final proposals outlined in the 2022 Policy.
The Committee will continue to liaise with shareholders regarding remuneration matters more generally and CRH arrangements as appropriate. It is the Committee’s intention to continue to consult with major shareholders in advance of making any material changes to remuneration arrangements.

Executive Director Shareholdings as a % of 2022 Base Salary (i)	Table 31

Guideline (% of Salary)	To be achieved by	Holdings as of 2 March 2022	Total Interests (% of Salary)

(i) For the purposes of this table, the interests have been valued using the three-month average share price to 31 December 2021 (
€
43.11).

Annual Report on Remuneration

The Remuneration Committee

The Remuneration Committee consists of seven
non-executive
Directors considered by the Board to be independent. They bring the range of experience of large organisations and public companies, including experience in the area of senior executive remuneration, to enable the Committee to fulfil its role. Their biographical details are set out on pages 56 to 59. A schedule of attendance at Committee meetings is set out in Table 8 on page 73.
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
In considering remuneration levels for executive Directors particularly, the Committee takes into account remuneration trends across the CRH Group, which has a diverse range of operations in 28 countries, in geographic regions which are often at different stages in the economic cycle.
The Committee also engages regularly with shareholders and (via the SESR Committee - see page 78 for more details) employees on the structure of the remuneration policy and executive incentives.
Remuneration Received by Executive Directors in Respect of 2021

Details of individual remuneration for executive Directors for the year ended 31 December 2021, including explanatory notes, are given in Table 22 on page 87. Details of Directors’ remuneration charged against profit in the year are given in Table 49 on page 109.
The Group changed its reporting currency from euro to US Dollar with effect from 1 January 2020. Notwithstanding this, as the executive Directors are paid in euro, the Committee considers it appropriate that the remuneration figures disclosed in this Report continue to be presented in euro.
2021 Annual Bonus Plan

CRH’s Annual Bonus Plan for 2021 was based on a combination of financial targets and personal/strategic goals. The metrics for target payout, which is up to a maximum of 50% of the total annual bonus opportunity, are based on achieving the budget set by the Board in respect of each metric. The threshold level for bonus payouts in 2021 was for the achievement of 92.5% of budget, whereas maximum payout is achieved for stretch performance of 107.5% of budget. The relative weighting of the components of the 2021 plan are set out in Table 32.
When setting the targets for the annual bonus plan, the Committee makes assumptions regarding exchange rates and development activity. The Committee also compares the proposed targets to the outturn for the previous year to ensure that the targets are sufficiently stretching. In this regard, it is important to note that the metrics in the plan are influenced by the economic cycle and other factors, such as ongoing portfolio management, government infrastructure spending programmes and items outside of management’s control and which may not continue into the next financial year.
When reviewing performance against the bonus plan, the Committee typically makes a number of routine adjustments to the financial targets, for example, to reflect, significant development activity and actual share buyback activity during the year.

2021 Annual Bonus Plan - Achievement						Table 32

		2021 Targets - Performance needed for payout at (i) (ii)

Measure	Weighting (% of total bonus)	Threshold	Target	Maximum	2021 Performance Achieved (iii)	Percentage of Maximum Awarded (iv)

CRH EPS (iii)	25%	247.2c	267.3c	287.3c	320.8c	21.25%

CRH Cash Flow (iii)	30%	$3,000m	$3,244m	$3,487m	$3,874m	25.50%

CRH RONA (iii)	25%	9.9%	10.7%	11.5%	12.4%	21.25%

Personal/Strategic	20%				See page 99	17.00%

Total	100%					85.00%

(i)
0% of each element is earned at threshold, 50% at target and 100% at maximum, with a straight-line payout schedule between these points. For the reasons outlined on page 83, the financial targets which were originally set in early 2021 where reviewed and revised upwards mid-way
through the year. The revised targets are set out in the Table above.

(ii)	Targets have been adjusted to reflect the impact of the share buyback programme and major development activity.

(iii)
For the purposes of the annual bonus plan, the EPS outcome in the Table above differs from that disclosed elsewhere in this Report as it excludes profits on divestments. Operating cash flow and RONA have been defined as reported internally. For cash flow the figure differs from the net cash inflow from operating activities reported in the Consolidated Statement of Cash Flows, primarily because it is calculated after deducting cash outflows on the purchase of property, plant and equipment (PP&E), net proceeds from the disposal of PP&E, and before deducting interest and tax payments. Similarly, RONA as reported internally differs from the RONA reported in the
Non-GAAP
Performance Measures in this report as it reflects seasonality and the timing impact of development activity.

(iv)	For the reasons outlined on page 83, the Committee and the executive Directors judged that the payout under the 2021 annual bonus plan should be capped at 85%.

2021 Annual Report and Form 20-F	99

As outlined in the Remuneration Committee Chairman’s overview on page 83, the targets for the 2021 Annual Bonus Plan were set in early 2021 in the context of unprecedented uncertainty presented by the
COVID-19
pandemic. As visibility improved on the impact of
COVID-19
on the economies and construction markets in which CRH operates, mid-way
through the year the Committee reviewed and revised upwards the financial targets for the 2021 annual bonus plan. Performance against these revised targets determined the outcome of the financial element of the bonus, which represents 80% of the potential bonus opportunity. As a result of the record financial performance of the Group in 2021 and highest ever EBITDA (as defined)* outturn of $5.35 billion, the maximum target under each of the financial metrics was exceeded, resulting in a calculated payout level of 100%. Details of the revised targets for 2021 for each of the EPS, operating cash flow and RONA metrics, and the very strong performance against those targets, are set out in Table 32 on page 98.
The remaining 20% of the 2021 Annual Bonus Plan was linked to performance against key personal and strategic objectives, including inclusion & diversity, organsiational change management and management succession and strategy.
Achievements in relation to these objectives included:
•	advancing the I&D agenda, driving “tone from the top” actions and supporting inclusive behaviours across the senior leadership team, communicating CRH’s vision and aspirations in this area, ensuring capability training was delivered and that the proper structures and supports are in place to drive towards CRH’s 2030 targets in this area;

•	providing leadership together with the senior leadership team to drive organisational change programmes across the Group and working closely with the Board in relation to designing the process for the long-term CEO succession process and senior management succession generally; and

•	the continued assessment of strategic alternatives for the Group and working closely with the senior leadership team to align the organisational structure of CRH with its evolving strategy
Notwithstanding the outperformance during the year, both management and the Committee recognise the ongoing economic and social impact of the pandemic, and in that context judged that it would be appropriate to cap the bonus outcome in respect of the financial metrics and personal strategic measures at 85% of maximum. Further details are set out in Table 32 on page 98.
In line with CRH’s remuneration policy, 33% of the earned bonus payments will be deferred into shares for a period of three years. For Mr. Mintern, for the period up to his appointment as Finance Director on 1 June 2021 a deferral of 25% applies.
Long-term Incentives

Performance Share Plan —
2019 awards
In 2019, the executive Directors were granted conditional awards under the 2014 Performance Share Plan. The awards were based on TSR (25% of the award) against a tailored group of key peers (see Table 37 on page 100, Cumulative Cash Flow (50% of the award) and RONA (25% of the award), and performance was measured over the three-year period 1 January 2019 to 31 December 2021. In respect of the TSR element, CRH’s TSR over the period is ranked in the top quartile of the tailored peer group weighted by market capitalisation and warrants 100% vesting for the TSR element. In respect of the cumulative cash flow element, the actual outturn over the period was $7.9 billion, which exceeded the stretch target of $5.5 billion, resulting in 100% vesting for the cash flow element. In respect of the RONA element, the RONA outturn was 12.4%, resulting in 100% vesting for the RONA element.
When reviewing performance against the metrics, the Committee considered a number of adjustments, for example, to neutralise the impact of significant acquisitions and divestments, to reflect the Group’s change in reporting currency from euro to US Dollar with effect from 1 January 2020, the impact of the implementation of IFRS 16 Leases and the impairment of subsidiaries in 2020.

2019 Performance Share Plan Award Metrics	Table 33

(i)	Further information on how cash flow is calculated for PSP awards is set out on page 101.

(ii)
The methodology for calculating TSR assumes all dividends are reinvested on the ex-dividend
date at the closing share price on that day; the open and close price is based on the three-month average closing price on the last day before the start of the performance period and the final day of the performance period respectively. For the 2019 awards, TSR performance is assessed on a weighted market capitalisation basis.

(iii)	RONA is also defined as reported internally and differs from the RONA reported in the Non-GAAP Performance Measure in this report as it reflects seasonality and timing impact of development activity.

(iv)
For the purposes of the 2019 Award, TSR performance was in the top quartile against the tailored peer group (see Table 37 on page 100). The cumulative cash flow for the three years to end 31 December 2021 was $7.9 billion. RONA at 31 December 2021 was 12.4%.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

Annual Report on Remuneration - continued

Pension Entitlements - Defined Benefit			Table 34

Executive Director	Increase in accrued personal pension during 2021 (i) € 000	Transfer value of increase in dependants pension (i) € 000	Total accrued personal pension at year end (ii) € 000

Albert Manifold	-	167	273

(i)
As noted above, the pension of Albert Manifold has been capped in line with the provisions of the Irish Finance Acts. However, dependants’ pensions continue to accrue resulting in Greenbury transfer values which have been calculated on the basis of actuarial advice. These amounts do not represent sums paid out or due in 2021 in the event of Mr. Manifold leaving service.

(ii)	The accrued pensions shown are those which would be payable annually from normal retirement date.

2019 Performance Share Plan Award Vesting Details						Table 35

Executive Director	Interests Held	Vesting Outcome (% of max)	Interests Due to Vest	Date of Vesting	Assumed Share Price (i)	Estimated Value

Albert Manifold	200,671	100%	200,671	March 2024	€ 43.11	€ 8,650,927

Jim Mintern	38,399	100%	38,399	April 2022	€ 43.11	€ 1,655,381

Senan Murphy	64,552	100%	64,552	March 2024	€ 43.11	€ 2,782,837

(i)
As the share price on the date of vesting is not yet known, for the purposes of this Table, the value of these awards, which were subject to a three-year performance period ending in 2021, has been estimated using a share price of
€
43.11, being the three-month average share price to 31 December 2021.

2021 Performance Share Plan Award Metrics	Table 36

(i)	See footnotes to Table 33 on page 99.

Peer Group for Performance Share Plan Awards				Table 37

ACS	Cemex	Martin Marietta	Titan Cement	Vulcan Materials Wienerberger
Boral	Heidelberg Cement	Saint Gobain	Vicat
Buzzi Unicem	Holcim	Skanska	Vinci

(i)	Martin Marietta and Vulcan Materials were added to the peer group with effect from the PSP awards made in 2021.

2021 Performance Share Plan Award - Grant Details	Table 38

Executive Director	Date of Grant	Number of Shares	Market Price on which Award was Based	Face Value at Date of Award	Face Value on which Award was Based (% of salary)

Albert Manifold	9 March 2021	158,785	€ 36.95	€ 5,867,106	365%

Jim Mintern (i)	9 March 2021	30,280	€ 36.95	€ 1,118,846	n/a

Senan Murphy	9 March 2021	51,080	€ 36.95	€ 1,887,406	225%

(i)	Award granted in early 2021 prior to Mr. Mintern’s appointment as Finance Director and not in relation to his appointment.

2021 Annual Report and Form 20-F	101

The Committee considers that the vesting outcome is reflective of the Company’s underlying performance over the performance period. In accordance with the Policy, the 2019 awards to Albert Manifold and Senan Murphy will vest in 2024 on completion of an additional two-year
holding period. The 2019 award for Jim Mintern was granted prior to his appointment as Group Finance Director and, under the terms of the award, is not subject to an additional holding period. Accordingly, the award will vest in April 2022. Vested awards will be adjusted to accrue dividend equivalents based on dividends in the period from grant to the applicable date of vesting. Table 33 on page 99 sets out details of the relevant targets. Table 35 sets out details of the awards.
Performance Share Plan —
2021 awards
During 2021, awards under the 2014 Performance Share Plan were made to the executive Directors, details of which are summarised in Table 38. 50% of each award granted in 2021 is subject to a cumulative cash flow metric. The definition of cash flow, which applies to the cash metric for all PSP awards, is the net increase/decrease in cash and cash equivalents adjusted to exclude:

•	dividends to shareholders;

•	acquisition/investment expenditure;

•	proceeds from divestments and movements in working capital;

•	share issues (scrip dividend, share options, other);

•	financing cash flows (new loans/repayments);

•	back funding pension schemes; and

•	foreign exchange translation
The Remuneration Committee considers that it is appropriate to make these adjustments to align with the performance targets, or to remove items that do not reflect the quality of management’s operational performance, or are largely outside of the Company’s control. The Remuneration Committee will also make adjustments that may be required to cash flows, for example, as a result of acquisitions/divestments completed during the performance period or a significant underspend or delay in budgeted capital expenditure, both ordinary and extraordinary.
25% of each award is subject to a TSR metric, with performance being measured against a tailored peer group and on a market capitalisation weighted basis (see Table 37). The remaining 25% of each award is subject to a RONA metric, a key measure used by management to assess investment opportunities and to run the business.
Performance for the awards made in 2021 will be assessed over the three-year period to 31 December 2023.
As explained in last year’s Report, the 2021 PSP targets were set in the context of unprecedented and ongoing uncertainty currently presented by the
COVID-19
pandemic. Therefore, the Committee retained the discretion to revise the financial targets (the TSR targets not being impacted) in the event that it subsequently transpired that using these targets would be inappropriate for assessing the underlying performance of the Group.
Mid-way
through the year (see page 83 for more details), the Committee concluded that the cash flow and RONA targets attaching to the 2021 PSP should be revised upwards in light of improved visibility primarily on trading expectations. These revised targets are considered to represent significant stretch compared to the Board’s strategic plan and prevailing macroeconomic conditions. Vesting will remain subject to the Committee’s discretionary assessment of the formulaic outcome in the context of underlying Group performance. Details of the performance targets are set out in Table 36 on page 100.
Awards, to the extent that they vest, will be adjusted for dividend equivalents based on dividends in the period from grant to the date of vesting in 2025. “Malus” and clawback provisions apply to the awards.
Other Employee Share Plans

The executive Directors are eligible to participate in Irish Revenue approved Savings-related Option Schemes (the ‘SAYE Scheme’) and Share Participation Schemes (the `Participation Scheme’) on consistent terms with all other employees. The SAYE Scheme is open to all Irish and UK employees, although at present there is currently no financial services provider supporting new awards under Irish SAYE schemes following the exit from the market of the current provider in 2021. Participants may save up to
€
500/£500 a month from their net salaries for a fixed term of three or five years and at the end of the savings period they have the option to buy CRH shares at a discount of up to 15% of the market price on the date of invitation of each savings contract. Details of the outstanding awards of executive Directors under the 2010 SAYE Scheme are set out in Table 39 on page 102.
The Participation Scheme is an Irish Revenue approved plan and is open to all employees in Ireland. Grants can be made to participants up to a maximum of
€
12,700 annually in CRH shares. Albert Manifold, Jim Mintern and Senan Murphy participated in the Participation Scheme in 2021.
Retirement Benefit Expense

Albert Manifold is a participant in a contributory defined benefit plan which is based on an accrual rate of 1/60th of salary
1
for each year of pensionable service and is designed to provide two-thirds
of career average salary at retirement for full service. Albert Manifold will become entitled to a deferred pension, payable from Normal Retirement Age, if he leaves service prior to Normal Retirement Age. The Finance Act 2006 established a cap on pension provisions by introducing a penalty tax charge on pension assets in excess of the higher of
€
5.4 million (in the Finance Act 2011, this threshold was reduced to
€
2.3 million and reduced further to
€
2 million by the Finance (No. 2) Act 2013) or the value of individual accrued pension entitlements as at 7 December 2005.
As a result of these legislative changes, the Remuneration Committee decided that executive Directors should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement—by accepting pension benefits limited by the cap—with a similar overall cost to the Group. Albert Manifold has opted for an arrangement whereby his pension is capped in line with the provisions of the Finance Act 2006 and receives a supplementary taxable non-pensionable
cash supplement in lieu of pension benefits foregone. There was, therefore, no additional accrual in 2021. The cash pension supplement for 2021 is detailed in Table 22 on page 87. This supplement is similar in value to the reduction in the Company’s liability represented by the pension benefits foregone. It is calculated based on actuarial advice as the equivalent of the reduction in the Company’s liability to Mr. Manifold and spread over the term to retirement as annual compensation allowances. In 2020, Mr. Manifold agreed to a voluntary reduction of 10% of the amount that would otherwise have been due to him. This was reduced by a further 10% in 2021 and will be below 25% of salary form 1 January 2022, reducing to zero in August 2022. The contributory defined benefit plan in which Albert Manifold participates closed to new entrants at the end of 2011. Details regarding the pension entitlements of Albert Manifold are set out in Table 34 on page 100.
Senan Murphy receives a taxable
non-pensionable
cash payment in lieu of a pension contribution, which, for the reasons set out in the previous year’s report, is capped at 25% of his 2020 base salary. As outlined on page 83, Jim Mintern receives a taxable non-pensionable
cash payment of 10% of salary in lieu of a pension contribution in line with that available to the wider UK and Irish workforce.

1.	Salary is defined as basic annual salary and excludes any fluctuating emoluments.

Annual Report on Remuneration - continued
Summary of Outstanding Share Incentive Awards

	Year of Award	Performance Period	Release Date	Market Value at Date of Award	Exercise Price	Balance at 31 December 2020
Albert Manifold

Annual Bonus Plan (Deferred Share Awards) (i)	2018	01/01/17-31/12/2017	2021	€ 30.42	n/a	25,619

	2019	01/01/18-31/12/2018	2022	€ 24.90	n/a	27,337

	2020	01/01/19-31/12/2019	2023	€ 33.38	n/a	29,419

	2021	01/01/20-31/12/2020	2024	€ 33.01	n/a	-

2014 Performance Share Plan (ii)	2016	01/01/16-31/12/2018	2021	€ 24.56	n/a	123,052

	2017	01/01/17-31/12/2019	2022	€ 32.24	n/a	115,380

	2018	01/01/18-31/12/2020	2023	€ 27.62	n/a	196,278

	2019	01/01/19-31/12/2021	2024	€ 29.86	n/a	186,106

	2020	01/01/20-31/12/2022	2025	€ 33.10	n/a	172,509

	2021	01/01/21-31/12/2023	2026	€ 36.95	n/a	-

2010 Savings-Related Share Option Scheme	2018	n/a	2023	n/a	€ 23.39	1,293

Jim Mintern (iii)

Annual Bonus Plan (Deferred Share Awards) (i)	2020	01/01/19-31/12/2019	2022	€ 33.38	n/a	4,206

	2021	01/01/20-31/12/2020	2023	€ 33.01	n/a	-

2014 Performance Share Plan (ii)	2019	01/01/19-31/12/2021	2022	€ 29.86	n/a	35,612

	2020	01/01/20-31/12/2022	2023	€ 33.10	n/a	32,860

	2021	01/01/21-31/12/2023	2024	€ 36.95	n/a	-

2010 Savings-Related Share Option Scheme	2019	n/a	2024	n/a	€ 24.24	1,247

Senan Murphy

Annual Bonus Plan (Deferred Share Awards) (i)	2018	01/01/17-31/12/2017	2021	€ 30.42	n/a	8,352

	2019	01/01/18-31/12/2018	2022	€ 24.90	n/a	9,510

	2020	01/01/19-31/12/2019	2023	€ 33.38	n/a	10,235

	2021	01/01/20-31/12/2020	2024	€ 33.01	n/a	-

2014 Performance Share Plan (ii)	2016	01/01/16-31/12/2018	2021	€ 24.56	n/a	30,101

	2017	01/01/17-31/12/2019	2022	€ 32.24	n/a	30,941

	2018	01/01/18-31/12/2020	2023	€ 27.62	n/a	63,134

	2019	01/01/19-31/12/2021	2024	€ 29.86	n/a	59,867

	2020	01/01/20-31/12/2022	2025	€ 33.10	n/a	55,492

	2021	01/01/21-31/12/2023	2026	€ 36.95	n/a	-
The market price of the Company’s shares at 31 December 2021 was
€
46.52 and the range during 2021 was
€
34.38 and
€
46.96.

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

(iii)	The awards for Mr. Mintern shown in the Table above were granted to him in connection with his former roles within CRH.

2021 Annual Report and Form 20-F	103

						Table 39

Granted in 2021	Released in 2021	Exercised in 2021	Lapsed in 2021	Balance at 31 December 2021	Dividends Awarded & Released	Market Value on Date of Exercise/Released

-	25,619	-	-	-	2,010	€ 39.58

-	-	-	-	27,337	-	-

-	-	-	-	29,419	-	-

30,568	-	-	-	30,568	-	-

-	123,052	-	-	-	15,670	€ 39.58

-	-	-	-	115,380	-	-

-	-	-	25,957	170,321	-	-

-	-	-	-	186,106	-	-

-	-	-	-	172,509	-	-

158,785	-	-	-	158,785	-	-

-	-	-	-	1,293	-	-

-	-	-	-	4,206	-	-

4,393	-	-	-	4,393	-	-

-	-	-	-	35,612	-	-

-	-	-	-	32,860	-	-

30,280	-	-	-	30,280	-	-

-	-	-	-	1,247	-	-

-	8,352	-	-	-	655	€ 39.58

-	-	-	-	9,510	-	-

-	-	-	-	10,235	-	-

10,428	-	-	-	10,428	-	-

-	30,101	-	-	-	3,831	€ 39.58

-	-	-	-	30,941	-	-

-	-	-	8,349	54,785	-	-

-	-	-	-	59,867	-	-

-	-	-	-	55,492	-	-

51,080	-	-	-	51,080	-	-

Annual Report on Remuneration - continued

Shareholding Guideline for Executive Directors

The shareholding guideline for the executive Directors is set out on page pages 96 and 97, together with a table showing the current shareholdings of the executive Directors as a multiple of base salary.
Proposed Implementation of Remuneration in 2022

Basic Salary and Benefits
Details of the executive Directors’ salaries for 2022 compared with 2021 are set out in the Committee Chairman’s Overview on page 83. The Committee has reviewed the executive Directors’ base salaries and concluded that salary increases of 2.75% should also be awarded to the executive Directors in 2022 in recognition of their continued strong performance, contribution and leadership of CRH. The approved increase is in line with the general workforce increase in Ireland and the UK. Executive Directors will receive benefits in line with the 2022 Policy in 2022. The level of benefits provided will depend on the cost of providing individual items and the individual circumstances.
Retirement Benefit Expense
As outlined in the Remuneration Committee Chairman’s overview on page 83, the monetary value of the pension contribution/allowance for Mr. Manifold has been reduced to below 25% of his salary for 2022 and will expire in August 2022. The annual pension contribution/allowance for Jim Mintern remains at 10% of his base salary.
2022 Annual Bonus Plan
The Remuneration Committee has determined that the 2022 Annual Bonus Plan will be operated broadly in line with the 2021 Annual Bonus Plan. 80% of the bonus will be based on financial targets and the remaining 20% on individual objectives aligned to key strategic areas for each executive Director. The targets attaching to the 2022 bonus will be disclosed in the 2022 Annual Report and Form
20-F.
2022 Performance Share Plan Awards
For the 2022 PSP awards, awards will be assessed over the three-year period to 31 December 2024. The metrics, weightings and opportunity for the 2022 PSP awards are summarised in Table 40 on page 105.
Fees Paid to Former Directors

The 2013 Large and
Medium-sized
Companies and Groups (Accounts and Reports) (Amendment Regulations) Regulations in the UK, require disclosure of payments to former Directors in certain circumstances. No payments have been made to individual former Directors in those circumstances which exceed the de minimis threshold of
€
20,000 per annum set by the Remuneration Committee. For the purposes of Section 1110N of the Companies Act 2014, details of the payments made to former Directors are included in Table 49 on page 109.
Executives’ External Appointments

The executive Directors may accept external appointments with the prior approval of the Board provided that such appointments do not prejudice the individual’s ability to fulfil their duties at the Group. Whether any related fees are retained by the individual or remitted to the Group is considered on a case-by-case
basis.
Non-executive
Directors

The remuneration of
non-executive
Directors is determined by the Board of Directors. The fees were last increased in 2019. As outlined in the Remuneration Committee Chairman’s overview on page 84, a Committee of the Chairman and the executive Directors recommended that the fees of the non-executive
Directors be increased with effect from 1 January 2022 by reference to the wider workforce increase of 2.75% in Ireland and the UK. The fee structure for non-executive
Directors to apply under the 2022 Policy is set out in Table 41 on page 105. Taking into account the performance of the Chairman since his appointment in 2020 and the nature and extent of his time commitment to fulfil his responsibilities, the Committee reviewed CRH’s fee levels relative to other FTSE50 companies (excluding financial services) and recommended that the Chairman’s fee be increased from
€
630,000, the amount set for the role when the current policy was approved by Shareholders in 2019, to
€
647,250, with effect from 1 January 2022, by reference to the increase for the wider workforce of 2.75%. Details of the remuneration paid to non-executive
Directors in 2021 are set out in Table 42 on page 106.
Total Shareholder Return

The value at 31 December of
€
100 invested in CRH in 2011, compared with the value of
€
100 invested in the Eurofirst 300 Index and the FTSE100 Index (which CRH joined in December 2011) is shown in Table 45 on page 107.
TSR performance has been compared against the FTSE100 and the Eurofirst 300 as these are broad general market indices of which CRH is a constituent. The Committee, therefore, considers that they offer a reasonable comparison for performance. Compound annual TSR since the formation of the Group in 1970 (assuming the reinvestment of dividends) is 15.5% (2020: 15.1%).
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
The SESR Committee has taken formal responsibility for workforce engagement. Remuneration Committee members are kept up-to-date
on the workings of the SESR Committee and the feedback it receives from employees on all matters including remuneration. Further details in relation to the engagement with employees on remuneration matters during 2021 is included on page 82.
Changes in the remuneration of the Directors

Table 48 on page 109 shows the percentage change in the executive and non-executive
Directors’ salary/fees, benefits and bonus between 2020 and 2021 compared to the change in total average employment costs in respect of employees in the Group as a whole between 2020 and 2021.

1.	Salary is defined as basic annual salary and excludes any fluctuating emoluments.

2021 Annual Report and Form 20-F	105

Performance Share Plan Metrics - 2022 Awards	Table 40

Measure	Baseline	Threshold (25% vesting)	Stretch (iv) (100% vesting)	Reason for selection

5% - Driving to Carbon Neutrality:

● Delivery of roadmap for target of 25% emissions reduction by 2030	33.7mt of CO 2	This element will be based on a qualitative assessment by the Committee (and feedback from the SESR Committee) in early 2025 in relation to the development and implementation of a strategy to meet this ambition. Assessment will be informed by a range of criteria, which will be disclosed fully in the relevant Remuneration Report.		Aligns with the Group’s revised SBTI approved (v) target for a 25% reduction in absolute Scope 1 and Scope 2 CO 2 emissions by 2030 (from a 2020 baseline)

● Embedding sustainability programmes in relevant operating companies:
– for waste management (1/3)	95%	96%	98%	Aligns directly with progress towards stated targets for 2030 (waste management target reflects acceleration of ambition to 2025)
– for biodiversity (1/3)	91%	92%	94%
– for water management (1/3)	80%	81%	91%

5% - Progress Toward a Net Zero Built Environment

● Revenue from Products with Enhanced Sustainability Attributes	46%	47%	49%	Aligns directly with our ambition to achieve 50% by 2025

5% - Creating an Inclusive & Diverse Company

● Representation of Women in Senior Management	14%	16%	19%	Aligns directly with our roadmap to our stated 2030 Ambition
● Improvement in Inclusion Assessment	68	70	73	Consistent with CRH’s focus on inclusion as a driver of diversity and enabler of innovation. Quantitative assessment based on an externally validated Enterprise Score from engagement surveys
(i), (ii) and (iii) see Table 33 on page 99.

(iv)	Vesting between threshold and stretch will be calculated on a straight-line sliding scale basis.

(v)
The SBTi’s Target Validation Team has classified CRH’s Scope 1 and Scope 2 target ambition and has determined that it is in line with a well-below 2° trajectory. The target boundary includes biogenic emissions and removals from bioenergy feedstocks.

Non-executive Director Fee Structure	Table 41

Role	2022	2021

Group Chairman (including non-executive Director salary and fees for Committee work)	€ 647,250	€ 630,000

Basic non-executive Director fee	€ 90,250	€ 88,000

Committee fee	€ 32,750	€ 32,000

Additional fees

Senior Independent Director	€ 25,500	€ 25,000

Remuneration Committee Chairman	€ 30,750	€ 30,000

Audit Committee Chairman	€ 40,000	€ 39,000

Combined Senior Independent Director and Committee Chairman	€ 40,000	€ 39,000

SESR Committee Chairman	€ 30,750	-

Fee for Europe-based non-executive Directors	€ 15,000	€ 15,000

Fee for US-based non-executive Directors	€ 30,000	€ 30,000

Annual Report on Remuneration - continued

Remuneration Paid to
Chief Executive 2012 – 2021

Table 43 on page 107 shows the total remuneration paid to the Chief Executive in the period 2012 to 2021 inclusive and shows bonuses and vested long-term incentive awards as a percentage of the maximum bonus and award that could have been received in respect of each year. Albert Manifold succeeded Myles Lee as Chief Executive in January 2014.
Chief Executive Pay Ratio compared to
UK-based
employees

As required by the reporting regulations with which CRH complies, Table 44 on page 107 summarises the ratio of the Chief Executive’s remuneration compared with the UK workforce (which represents only 13% of the Group’s c.77,400 employees). In last year’s Report, the Committee noted an expectation for year-on-year
variations in the reported pay ratio to be driven by performance-based pay outcomes which, in line with our remuneration policy, comprise a significant proportion of the total remuneration for the Chief Executive. While the majority of employees across CRH also participate in performance-related incentives, these typically comprise a lower proportion of the package (in line with competitive market practices for these roles and levels). Consistent with our philosophy across the Group that incentives should be linked to performance that an individual can influence, these more commonly reflect an individual’s own (and own business unit) performance, compared with a linkage to Group performance for the Chief Executive and other senior executives.
In keeping with our remuneration philosophy and policy, a significant proportion of the total remuneration for Executive Directors is derived from variable, performance-based remuneration. Total remuneration for the Chief Executive - and therefore the pay ratio - is likely to vary year-on-year
based on the Group’s performance, as illustrated in the scenario charts on page 94. Noting that the total remuneration pay ratio will be volatile over time, the Committee has elected to continue also disclosing the pay ratio for base salary. In line with the Committee’s policy that Executive Directors’ base salaries will normally increase in line with the typical level of increase awarded to other employees in the Group, it is anticipated that this ratio will be more stable - and representative of relative changes in fixed pay - over time.
The median total remuneration pay ratio for 2021 of 289:1 demonstrates continued alignment of the Chief Executive’s remuneration with the performance of CRH over the longer-term. A significant proportion (62%) of the Chief Executive’s total remuneration for 2021 is derived from the vesting of the 2019 PSP award, which was based on the delivery of sustained financial performance and above-market shareholder returns over the last three years. Through the denomination of this award in CRH shares, its value also reflects directly CRH’s share price performance over this period; 31% of the PSP value reported in the Single Figure of Total Remuneration table derives from share price appreciation. These shares cannot be sold for a further two years, further aligning the Chief Executive’s interests with those of shareholders over the longer-term.

Individual Remuneration for Non-executive Directors for the year ended 31 December 2021	Table 42

	Basic fees (i) € 000		Benefits (ii) € 000		Other fees (iii) € 000		Total € 000

	2021	2020	2021	2020	2021	2020	2021	2020	2019

Non-executive Directors

R. Boucher	88	83	5	-	557	522	650	605	165

C. Dowling (iv)	69	-	3	-	37	-	109	-	-

R. Fearon (v)	88	7	-	-	62	3	150	10	-

J. Karlström (vi)	88	83	-	-	47	44	135	127	36

S. Kelly (vii)	88	83	-	-	101	95	189	178	15

B. Khan (viii)	4	-	-	-	10	-	14	-	-

L. McKay (v)	88	7	-	-	62	3	150	10	-

H.A. McSharry (ix)	29	83	-	-	25	72	54	155	151

G.L. Platt	88	83	-	-	92	82	180	165	175

M.K. Rhinehart	88	83	-	-	62	58	150	141	150

L.J. Riches (ix)	29	83	-	-	16	44	45	127	135

S. Talbot	88	83	3	-	47	44	138	127	137

	835	678	11	-	1,118	967	1,964	1,645	964

(i)	Further information in relation to the non-executive Director fee structure are set out in Table 41 on page 105.

(ii)	Benefits: Includes the cost of hotel accommodation for Irish based non-executive Directors in respect of meetings held in Ireland which have been grossed up for Irish tax purposes.

(iii)	Other Remuneration: Includes remuneration for Chairman, Board Committee work and allowances for non-executive Directors based outside of Ireland.

(iv)	Caroline Dowling became a Director on 22 March 2021

(v)	Rick Fearon and Lamar McKay became Directors on 3 December 2020

(vi)	Johan Karlström became a Director on 26 September 2019

(vii)	Shaun Kelly became a Director on 3 December 2019

(viii)	Badar Khan became on Director on 27 October 2021

(ix)	Heather Ann McSharry and Lucinda Riches retired as Directors on 29 April 2021

2021 Annual Report and Form 20-F	107

Remuneration paid to Chief Executive (2012-2021)	Table 43

	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Single figure Remuneration ( € m) (i)	€ 2.5m	€ 4.2m	€ 4.3m	€ 5.4m	€ 9.9m	€ 8.7m	€ 8.2m	€ 9.3m	€ 11.2m	€ 13.9m

Annual Bonus (% of max)	28%	30%	100%	100%	98%	96%	81%	86%	86%	85%

Long-term incentive award vesting (% of max)	0%	PSP: 49% LTIP: 34%	PSP: 0% Options: 75%	PSP: 78% Options: 37%	100%	79%	59%	71%	87%	100%

(i)	Single figure remuneration comprises the total fixed pay, annual bonus and the value of long-term incentives vesting in respect of each year.
Chief Executive Pay Ratios

Total Remuneration Pay Ratios compared to UK-based employees	Table 44

Year	Calculation	P25 (lower quartile)		P50 (median)		P75 (upper quartile)		Chief Executive
	Methodology	Total remuneration	Ratio	Total remuneration	Ratio	Total remuneration	Ratio	Total remuneration

2021	C	€ 35,700	390:1	€ 48,200	289:1	€ 62,400	223:1	€ 13,906,922

2020	C	€ 30,400	368:1	€ 42,000	267:1	€ 54,600	205:1	€ 11,200,211

2019	C	€ 32,200	289:1	€ 44,900	207:1	€ 58,900	158:1	€ 9,311,400

Salary Pay Ratios compared to UK-based employees

Year	Calculation	P25 (lower quartile)		P50 (median)		P75 (upper quartile)		Chief Executive
	Methodology	Salary	Ratio	Salary	Ratio	Salary	Ratio	Salary

2021	C	€ 26,900	60:1	€ 36,800	44:1	€ 54,400	30:1	€ 1,607,400

2020	C	€ 28,200	52:1	€ 37,800	39:1	€ 46,800	31:1	€ 1,469,100

2019	C	€ 28,500	53:1	€ 42,400	36:1	€ 49,900	31:1	€ 1,522,500

1.	Salary and total remuneration figures have been rounded to the nearest 100.

2.	Employee remuneration data converted into Euros at the average quarter four EUR:GBP exchange rate (source: Central Bank of Ireland). For 2021 this rate was 0.85:1 (2020: 0.90:1; 2019: 0.86:1).

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

4.
The Committee considered the pay data for the three individuals identified and believes that they fairly reflect pay at the relevant quartiles amongst the UK employee population, albeit noting the exact figures are likely to vary slightly year-on-year
due to changes in the employee population and thus the identified individuals. The Committee reviewed the underlying rationale for the year-on-year
change in the quartile figures. Total remuneration increased year-on-year
reflecting the resumption of more normal trading conditions, including payment of overtime in the UK businesses. The year-on-year
variance in salaries at the quartiles, reflects the fact that the individuals were selected based on total remuneration and the pay mix differs by role and location. On a like-for-like
basis, the budgeted salary increase across the UK workforce in 2021 was 2.75%.

TSR Performance (2011-2021)	Table 45

Annual Report on
Remuneration - continued

Relative Importance of
Spend on Pay

Table 46 sets out the amount paid by the Group in remuneration to employees compared to the amount returned to shareholders as part of the share buyback programme and dividend distributions made to shareholders in 2020 and 2021. We have also shown the change in EBITDA (as defined)* performance year-on-year
to provide an indication of the change in profit performance.
Advisers to the Remuneration Committee

During 2021, the Committee completed a formal tender process for the appointment of its advisor. Following the conclusion of this process, the Committee selected Ellason as its independent remuneration consultants and they succeeded Mercer Kepler with effect from June 2021. The Committee has satisfied itself that the advice provided by Ellason is robust and independent and that the Ellason engagement partner and team that provide remuneration advice to the Committee do not have connections with CRH plc that may impair their independence.
Ellason are signatories to the Voluntary Code of Conduct in relation to executive remuneration consulting in the UK. During 2021, Ellason provided the following remuneration services:

•	research and advice regarding remuneration trends, best practice and remuneration levels for executive and non-executive Directors in companies of similar size and complexity;

•	advice in relation to remuneration matters generally; and

•	attendance at Committee meetings, when required
In 2021, the total fees paid to Ellason were £52,376. The total fees paid to Mercer Kepler in 2021 were £20,230.
2021 Annual General Meeting

The voting outcome in respect of the remuneration-related votes at the 2021 AGM is set out in Table 20 on page 85.
Lamar McKay
Chair of Remuneration Committee
2 March 2022

Relative Importance of Spend on Pay	Table 46

Shareholdings of Directors and Company Secretary	Table 47

	Beneficially Owned (i)

Name	31 December 2021	31 December 2020
Executive Directors

A. Manifold (ii)	89,727	47,061

J. Mintern (ii) (iii)	33,603	33,603

S. Murphy (iv)	n/a	6,068

Non-executive Directors

R. Boucher	23,300	23,300

C. Dowling (v)	1,000	Nil

R. Fearon (vi)	5,000	1,000

J. Karlström	2,000	2,000

S. Kelly (vi)	1,000	1,000

B. Khan (vii)	1,000	Nil

L. McKay (vi)	4,000	4,000

H.A. McSharry (iv)	n/a	4,170

G.L. Platt	1,082	1,064

M.K. Rhinehart (vi)	1,000	1,000

L.J. Riches (iv)	n/a	5,000

S. Talbot	1,550	1,550

Company Secretary

N. Colgan	5,087	4,769

Total	169,349	135,585

(i)	Excludes awards of Deferred Shares, details of which are disclosed on pages 102 and 103. The Directors and Company Secretary do not have any special voting rights.

(ii)	The total interests of the executive Directors, using the methodology set out in the Shareholding Guidelines section on page 96, are illustrated in Table 31 on page 97.

(iii)	Appointed with effect from 1 June 2021. Holdings shown in the 2020 column are those as at the date of appointment to the Board.

(iv)	Retired from the Board with effect from 29 April 2021.

(v)	Appointed with effect from 22 March 2021. Holdings shown in the 2020 column are those as at the date of appointment.

(vi)	Holdings in the form of American Depositary Receipts (ADRs).

(vii)	Appointed with effect from 26 October 2021. Holdings shown in the 2020 column are those at the date of appointment

*  EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

2021 Annual Report and Form 20-F	109

Changes in the remuneration of the Directors	Table 48

	Percentage change from prior year

	Salary/Fees		Benefits		Bonus

	2021	2020	2021	2020	2021	2020

Executive Directors

A. Manifold	+9%	-4%	-15%	-37%	+2%	+3%

S. Murphy (i)	+9%	-4%	-54%	-52%	-65%	+1%

J. Mintern	n/a	n/a	n/a	n/a	n/a	n/a

Non-executive Directors

R. Boucher (ii)	+6%	-6%	n/a	n/a	n/a	n/a

C. Dowling (iii)	n/a	n/a	n/a	n/a	n/a	n/a

R. Fearon (iv)	+6%	n/a	n/a	n/a	n/a	n/a

J. Karlström (v)	+6%	-6%	n/a	n/a	n/a	n/a

S. Kelly (vi)	+6%	-6%	n/a	n/a	n/a	n/a

B. Khan	n/a	n/a	n/a	n/a	n/a	n/a

L. McKay (iv)	+6%	n/a	n/a	n/a	n/a	n/a

H.A. McSharry (i)	+6%	-6%	n/a	n/a	n/a	n/a

G.L. Platt	+6%	-6%	n/a	n/a	n/a	n/a

M.K. Rhinehart	+6%	-6%	n/a	n/a	n/a	n/a

L.J. Riches (i)	+6%	-6%	n/a	n/a	n/a	n/a

S. Talbot	+6%	-6%	n/a	n/a	n/a	n/a

Average Workforce Costs (v)	+4.9%	+1%

(i)	Retired from the Board with effect from 29 April 2021.

(ii)	Appointed Chairman with effect from 1 January 2020.

(iii)	Appointed with effect from 22 March 2021.

(iv)	Appointed with effect from 3 December 2020.

(v)	Appointed with effect from 25 September 2019.

(vi)	Appointed with effect from 3 December 2019.

(vii)	For the purposes of Section 1110N(e)(ii), CRH plc had no employees in each of the financial years from 2017 to 2021.

Details of Remuneration Charged against Profit in 2021 (i)			Table 49

	2021	2020	2019

	€ 000	€ 000	€ 000
Executive Directors
Basic Salary	2,376	2,237	2,317
Performance-related Incentive Plan
- cash element	2,841	2,707	2,647
- deferred shares element	1,421	1,353	1,324
Retirement Benefits Expense	668	816	866
Benefits	50	40	70
Total executive Directors’ remuneration	7,356	7,153	7,224

Average number of executive Directors	1.92	2.00	2.00

Non-executive Directors
Fees	835	730	894
Other remuneration	1,118	995	1,124
Benefits	11		9
Total non-executive Directors’ remuneration	1,964	1,725	2,027

Average number of non-executive Directors	9.58	8.83	10.16

Payments to former Directors (ii)	9	40	9

Total Directors’ remuneration	9,329	8,918	9,260

(i)	See analysis of 2021 remuneration by individual in Tables 22 and 42 on pages 87 and 106 respectively.

(ii)	Consulting and other fees paid to a number of former directors.
For the purposes of Section 305 of the Companies Act 2014, the total aggregate of “emoluments” paid or received by Directors in respect of qualifying services was
€
9.33 million. Details of share-based payments charges through P&L can be found in note 8 on page 164.

Directors’ Report

The Directors submit their report and the audited Consolidated Financial Statements for the year ended 31 December 2021.
Principal Activity, Results for the Year and Review of Business

CRH is the leading building materials business in the world, employing c. 77,400 people at over 3,200 locations in 28 countries. CRH manufactures and supplies a range of building materials, products and innovative solutions for the construction industry. From primary materials, to products that are highly engineered and high-value-added, to integrated building solutions that enable faster, more sustainable construction, CRH is uniquely positioned to address evolving trends in global construction markets. Our products can be found throughout the built environment in a wide range of construction projects from major public infrastructure to commercial buildings and residential homes. The Group has c.900 subsidiary, joint venture and associate undertakings; the principal ones as at 31 December 2021 are listed on pages 260 to 264.
The Group’s strategy, business model and development activity are summarised on pages 6 to 53 and are deemed to be incorporated in this part of the Directors’ Report. As set out in the Consolidated Income Statement on page 140, the Group reported a profit before tax for the year of $3.3 billion from continuing operations. Comprehensive reviews of the financial and operating performance of the Group during 2021 are set out in the Business Performance section on pages 36 to 53; key financial performance indicators are set out on pages 18 to 19.
The treasury policy and objectives of the Group are set out in detail in note 22 to the Consolidated Financial Statements.
During the year ended 31 December 2021, 17,829,602 ordinary shares were repurchased on the Euronext Dublin for a total of $0.9 billion, at an average price of $49.30 per share. Further details in relation to the buyback programme and the Company’s profits available for distribution are set on pages 113 and 205 respectively.
Dividend

CRH’s capital allocation policy reflects the Group’s strategy of generating industry leading returns through value-accretive allocation of capital while delivering long-term dividend growth for shareholders. The Board continues to believe that a progressive dividend policy is appropriate for the Group and further to the 25% dividend increase in 2020, an interim dividend of 23.0c (2020: 22.0c) per share was paid in October 2021. The Board is recommending a final dividend of 98.0c per share. This would give a total dividend of 121.0c for the year (2020: 115.0c), an increase of 5% over last year. The earnings per share for the year were 328.8c, representing a cover of 2.7x the proposed dividend for the year. It is proposed to pay the final dividend on 5 May 2022 to shareholders registered at the close of business on 11 March 2022. In connection with the share buyback programme, CRH announced the suspension of the scrip dividend scheme on 2 May 2018. Therefore, the final dividend will be paid wholly in cash. Reflecting the resilience of our business model and continued strong cash generation the Board believes that a through-the-cycle
dividend cover of 2.0 to 2.5 times is appropriate for the Group going forward.
2022 Outlook

The 2022 outlook set out in the Chief Executive’s Review on page 11 is deemed to be incorporated in this part of the Directors’ Report.
Non-Financial
Reporting

The European Union (Disclosure of
Non-Financial
and Diversity Information by certain large undertakings and groups) Regulations 2017 (the
‘Non-Financial
Regulations’) requires CRH to provide certain
non-financial
information to investors and other stakeholders necessary to provide them with an understanding of the Company’s development, performance, position and impact of its activity. Table 50 provides more details on the information required to be provided by the
Non-Financial
Regulations and where this information has been provided in this Annual Report and Form
20-F.

Non-Financial Reporting			Table 50

Reporting Requirement	Relevant Policies (i)	Location of Information (ii)	Pages

Environmental and Climate-Related Matters	Environmental Policy	Sustainability, Transparency on Climate, Risk, Governance and The Environment and Government Regulations	20 to 31 and 242

Social & Employee Matters	Health & Safety Policy, Social Policy	Sustainability, SESR Committee Report and Risk Factors	20 to 31, 76 to 79 and 232 to 240

Human Rights	Social Policy, Code of Business Conduct	Sustainability	20 to 27 and 74

Anti-bribery & Corruption	Code of Business Conduct	Sustainability and Risk Factors	20 to 27 and 238

Business Model	–	Business Model	16 to 17

Non-financial KPIs	–	Key Performance Indicators	18 to 19

Principal Risks	–	Risk Management	32 to 35

(i)	Policies are available on CRH’s website, www.crh.com.

(ii)	The referenced sections are deemed to be incorporated within this Directors’ Report.

2021 Annual Report and Form 20-F	111

Regulatory Information 1	Table 51

Companies Act 2014
For the purpose of Section 1373, the Corporate Governance Report on pages 55 to 109, together with the Governance Appendix located on the CRH website (www.crh.com), which contains the information required by Section 1373(2) of the Companies Act 2014 and the risk management disclosures on pages 32 to 35 and 116 to 121, are deemed to be incorporated in the Directors’ Report and form part of the corporate governance statement required by Section 1373 of the Companies Act. Details of the Company’s employee share schemes and capital structure can be found in notes 8 and 29 to the Consolidated Financial Statements on pages 164 to 166 and 203 to 205 respectively.

2006 Takeover Regulations
For the purpose of Regulation 21 of Statutory Instrument 255/2006 European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006, the rules relating to the appointment and replacement of Directors are summarised in the Governance Appendix. The Chief Executive and the Finance Director have entered into service contracts, the principal terms of which are summarised in the 2022 Directors’ Remuneration Policy on page 95 are deemed to be incorporated in this part of the Directors’ Report. The Company’s Memorandum and Articles of Association, which are available on the CRH website, are also deemed to be incorporated in this part of the Directors’ Report. The Group has certain banking facilities and bond issues outstanding which may require repayment in the event that a change in control occurs with respect to the Company. In addition, the Company’s Share Option Schemes and Performance Share Plan contain change of control provisions which can allow for the acceleration of the exercisability of share options and the vesting of share awards in the event that a change of control occurs with respect to the Company.

2007 Transparency Regulations
For the purpose of Statutory Instrument 277/2007 Transparency (Directive 2004/109/EC) Regulations 2007, the following sections of this Annual Report and Form
20-F
are deemed to be incorporated into this part of the Directors’ Report
2
: the Chairman’s Introduction on pages 4 and 5, the Strategy Review section on pages 8 to 35, the Principal Risks and Uncertainties section on pages 116 to 121, the Business Performance section on pages 37 to 53, the information on inclusion and diversity on pages 72 and 74, the details of earnings per Ordinary Share in note 12 to the Consolidated Financial Statements, the details of derivative financial instruments in note 27, the details of the reissue of Treasury Shares in note 29 and the details of employees in note 7.

Disclaimer/ Forward- Looking Statements
In order to utilise the “Safe Harbor” provisions of the US Private Securities Litigation Reform Act of 1995, CRH plc (the ‘Company’), and its subsidiaries (collectively, ‘CRH’ or the ‘Group’) is providing the following cautionary statement.

This document contains certain statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH including, but not limited to, the statements under: “Chairman’s Introduction,” “Strategy Review - Chief Executive’s Review,” “Governance - Directors’ Report” and “Strategy Review - Our Strategy,” in each case regarding the Group’s strategy, plans and expectations for future growth and delivery; “Strategy Review - Key Performance Indicators” with regard to our focus for 2022; “Strategy Review - Sustainability” with regard to our strategies for our sustainability priorities, our ambitions and targets, and climate-related risks and opportunities; “Business Performance and Segmental Reviews - Finance Director’s Review” with respect to our belief that the Group has sufficient resources to meet its debt obligations and capital and other expenditure requirements in the short and long terms; “Business Performance and Segmental Reviews” with respect to our expectations regarding economic activity and fiscal developments in our operating regions, our expectations for the residential, non-residential
and infrastructure markets, and our strategies for individual segments and business lines; “Governance - Safety, Environmental & Social Responsibility Committee Report” with regard to our environment, social, and governance strategies and priorities; “Governance - Directors’ Remuneration Report” with regard to growth forecasts for the coming years; “Governance - Principal Risks and Uncertainties,” “Strategy Review - Risk Management” and “Supplemental
20-F
and Other Disclosures - Risk Factors” with respect to the potential impact and evolving nature of risk as well as the direction risk may be trending; and “Supplemental
20-F
and Other Disclosures - The Environment and Government Regulations” regarding policy, legal and regulatory developments that may affect CRH.

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

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company’s current expectations and assumptions as to such future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control and which include, among other things: the ongoing
COVID-19
pandemic; economic and financial conditions generally in various countries and regions where we operate; the pace of growth in the overall construction and building materials sector; demand for infrastructure, residential and non-residential
construction in our geographic markets; increased competition and its impact on prices; increases in energy and/or raw materials costs; adverse changes to laws and regulations; approval or allocation of funding for infrastructure programmes; adverse political developments in various countries and regions; failure to complete or successfully integrate acquisitions; the effects of climate change and related regulations on our business political stability and economic growth in relevant areas of the world; wars and acts of terrorism; cyber-attacks or sabotage; and the specific factors identified in the discussions accompanying such forward-looking statements and in the Principal Risks and Uncertainties included on pages 116 to 121 of the Directors’ Report and in the Risk Factors included on pages 232 to 240 of this Annual Report and Form
20-F.
You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this Directors’ Report. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

The forward-looking statements in this Annual Report and Form
20-F
do not constitute reports or statements published in compliance with any of Regulations 4 to 8 and 26 of the Transparency (Directive 2004/109/EC) Regulations 2007.

Location of Information required pursuant to Listing Rule 9.8.4C	Table 52

Listing Rule	Information to be included (i):

LR 9.8.4 (12) and (13)
Waivers of Dividends Disclosure: The Trustees of the Employee Benefit Trust have elected to waive dividends in respect of certain holdings of CRH shares. See page 205 to the Consolidated Financial Statements.

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

112

Directors’ Report - continued

Going Concern

The time period that the Directors have considered in evaluating the appropriateness of the going concern basis in preparing the 2021 Consolidated Financial Statements is a period of at least twelve months from the date of approval of these financial statements (the ‘period of assessment’).
The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Strategy Review and in this report on pages 6 to 35 and pages 116 to 121. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the Business Performance Review on pages 36 to 53. In addition, notes 21 to 25 to the Consolidated Financial Statements include the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit, currency and liquidity risks. The Group has considerable financial resources and a large number of customers and suppliers across different geographic areas and industries and the local nature of building materials means that the Group’s products are not usually shipped cross-border. The level of cash and liquidity available to the Group including our ongoing ability to access the debt markets, the quantum of our liquidity facilities, the absence of financial covenants associated with our debt obligations and the continuing maintenance of strong investment grade credit ratings demonstrate the significant financial strength and resilience of the Group. No concerns or material uncertainties have been identified as part of our assessment.
Having assessed the relevant business risks, including the climate change risk on page 118, the Directors believe that the Group is well placed to manage these risks successfully and they have a reasonable expectation that CRH plc, and the Group as a whole, has adequate financial and other resources to continue in operational existence for the period of assessment with no material uncertainties. For this reason, the Directors continue to adopt the going concern basis in preparing the Consolidated Financial Statements.
Risk Management
and Internal Control
1

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
Directors’ Remuneration Report

Resolution 3 to be proposed at the 2022 AGM deals with the 2021 Directors’ Remuneration Report (excluding the Remuneration Policy Report), as set out on pages 80 to 109, which is being presented to shareholders for the purposes of a non-binding
advisory vote in line with the requirements of Section 1110N(6) of the Companies Act, 2014.
Resolution 4 to be proposed at the 2022 AGM deals with the Remuneration Policy, as set out on pages 88 to 97. The 2022 Directors’ Remuneration Policy will, if approved, provide the framework for remuneration decisions made by the Remuneration Committee. It is the Company’s intention that this will apply until the 2025 AGM, unless the Remuneration Committee seeks shareholder approval for a renewed policy at an earlier date.
Directors’ Fees

An ordinary resolution (resolution 5) will be proposed at the 2022 AGM to increase the limit of the aggregate fees for non-executive
Directors to
€
1,200,000. The current limit, approved at the 2019 AGM, is
€
1,000,000. The proposed increase is required as a result of an increase in the number of non-executive
Directors.
Changes to the
Board of Directors

•	Ms. C. Dowling was appointed to the Board with effect from 22 March 2021;

•	Ms. H.A. McSharry, Mr. S. Murphy and Ms. L.J. Riches retired from the Board with effect from 29 April 2021; and

•	Mr. B. Khan was appointed to the Board with effect from 27 October 2021
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
Notwithstanding the provisions of Irish company law, the Board has decided to provide shareholders with an opportunity to have a say on the continuance in office of Deloitte Ireland LLP and a non-binding
resolution has been included on the agenda for the 2022 AGM for this purpose.

1.
For more information in relation to the Group’s risk management and internal control systems, please see the Risk Management and Internal Control section in the Supplemental
20-F
and Other Disclosures section on page 240.

2021 Annual Report and Form 20-F	113

Authority to Allot Shares

The Directors require the authority of the shareholders to allot any unissued Ordinary Share capital of the Company. Accordingly, an ordinary resolution will be proposed at the 2022 AGM (resolution 9) to renew the annual authority for that purpose. The authority will be for an amount which represents just under 50% of the issued Ordinary Share capital as at 2 March 2022. Any allotment exceeding 33% of the issued Ordinary Share capital will only be made pursuant to a pre-emptive
issue and no issue of shares will be made which could effectively alter control of the Company without prior approval of the Company in General Meeting.
The Directors have no present intention of making any issue of shares, other than in connection with the Group’s share incentive plans and, if applicable, scrip dividend scheme.
If approved, this authority will expire on the earlier of the date of the AGM in 2023 or 27 July 2023.
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
pre-emptive
issue) up to a maximum nominal value of
€
12,386,000. This amount represents approximately 5% of the issued Ordinary Share capital as at 2 March 2022, being the latest practicable date prior to publication of this document. This resolution will also allow the Directors to disapply pre-emption
rights in order to accommodate any regulatory restrictions in certain jurisdictions where the Company might otherwise wish to undertake a pre-emptive
issue.
Resolution 11 will, if approved, afford the Directors with an additional power to allot Ordinary Shares on a non-pre-emptive
basis and for cash up to a further 5% of the issued share capital as at 2 March 2022. The power conferred by this resolution can be used only in connection with an acquisition or a specified capital investment which is announced contemporaneously with the issue, or which has taken place in the preceding six-month
period and is disclosed in the announcement of the issue.
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
Transactions in Own Shares

Under the share buyback programme, a total of 17,829,602 Ordinary Shares, equivalent to 2.2% of the Company’s issued share capital, were repurchased during 2021, at an average price of $49.30 per share. 21,000,000 Ordinary Shares, equivalent to 2.6% of the Company’s issued share capital were cancelled on 29 December 2021 as part of the Group’s management of its Treasury Share requirements. As at 2 March 2022, 8,240,813 shares were held as Treasury Shares, equivalent to 1.06% of the Ordinary Shares in issue (excluding Treasury Shares). The Treasury Share balance at 31 December 2021 was 3,476,859, equivalent to 0.5% of the Ordinary Shares in issue (2020: 10,087,161 (1.28%)).
During 2021, 3,439,904 (2020: 1,375,338) Treasury Shares were reissued under the Group’s employees’ share schemes.
A special resolution will be proposed at the 2022 AGM (resolution 12) to renew the authority of the Company, or any of its subsidiaries, to purchase up to 10% of the Company’s Ordinary Shares in issue at the date of the AGM.
If approved, the minimum price which may be paid for shares purchased by the Company shall not be less than the nominal value of the shares and the maximum price will be 105% of the higher of the last independent trade in the Company’s shares (or current independent bid, if higher) and the average market price of such shares over the preceding five days. A special resolution will also be proposed for the purpose of renewing the authority to set the maximum and minimum prices at which Treasury Shares (effectively shares purchased and not cancelled) may be reissued off-market
by the Company. If granted, both of these authorities will expire on the earlier of the date of the AGM in 2023 or 27 July 2023. As at 2 March 2022, options to subscribe for a total of 1,217,351 Ordinary Shares are outstanding, representing 0.16% of the issued Ordinary Share capital (excluding Treasury Shares). If the authority to purchase Ordinary Shares was used in full, the options would represent 0.17% of the remaining shares in issue.
As outlined on page 19, during 2021 the Group returned a further $0.9 billion of cash to shareholders under its share buyback programme. A further buyback tranche of
$0.3 billion is underway and is scheduled to complete by 30 March 2022.
While no decision has been made to extend the programme beyond this, the Board believes that the Company should retain the ability to buyback its own shares so that it can be used in the best interests of shareholders generally.
Annual General Meeting

The Notice of Meeting for the 2022 AGM will be published in March on the CRH website (www.crh.com) and is expected to be posted to shareholders on 30 March 2022.

114

Directors’ Report - continued

On behalf of the Board,
R. Boucher, A. Manifold
Directors
2 March 2022

2021 Annual Report and Form
20-F
115 Cold feed bins at a Gulf Coast plant in Houston, Texas, United States. Gulf Coast is part of the Texas Region in CRH’s Americas Materials Division and provides asphalt/paving, construction services, industrial and builder’s products to the Southeast Texas region’s growing economy.

116

[THIS PAGE INTENTIONALLY LEFT BLANK]

2021 Annual Report and Form 20-F	117

[THIS PAGE INTENTIONALLY LEFT BLANK]

118

[THIS PAGE INTENTIONALLY LEFT BLANK]

2021 Annual Report and Form 20-F	119

[THIS PAGE INTENTIONALLY LEFT BLANK]

120

[THIS PAGE INTENTIONALLY LEFT BLANK]

2021 Annual Report and Form 20-F	121

[THIS PAGE INTENTIONALLY LEFT BLANK]

The circular economy and demand for more sustainable forms of construction are presenting new value creation opportunities for CRH as a producer of high-performing, climate-resilient materials and products for use throughout the built environment.

2021 Annual Report and Form 20-F 123

TRANS plus
A CRH COMPANY
1845
ACTROS

Financials

→ 135-210

In 2021 CRH's business in Slovakia, Hungary and Austria rebranded to Danucem, A CRH Company, as part of CRH's brand endorsement strategy which leverages the strengths of local market brands supported by the endorsement of a leading international parent company. Danucem is part of CRH's Europe Materials Division and a leading supplier of cement, concrete, aggregates and precast elements.

124

[THIS PAGE INTENTIONALLY LEFT BLANK]

2021 Annual Report and Form 20-F	125

[THIS PAGE INTENTIONALLY LEFT BLANK]

126

[THIS PAGE INTENTIONALLY LEFT BLANK]

2021 Annual Report and Form 20-F	127

[THIS PAGE INTENTIONALLY LEFT BLANK]

128

[THIS PAGE INTENTIONALLY LEFT BLANK]

2021 Annual Report and Form 20-F	129

[THIS PAGE INTENTIONALLY LEFT BLANK]

130

[THIS PAGE INTENTIONALLY LEFT BLANK]

2021 Annual Report and Form 20-F	131

[THIS PAGE INTENTIONALLY LEFT BLANK]

132

[THIS PAGE INTENTIONALLY LEFT BLANK]

2021 Annual Report and Form 20-F	133

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

2021 Annual Report and Form 20-F	135

Independent Auditor’s US Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of CRH public limited company (CRH plc)
Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CRH plc and subsidiaries (the ‘Company’) as at 31 December 2021 and 2020, the related consolidated income statements and consolidated statements of comprehensive income, changes in equity and cash flows, for each of the two years in the period ended 31 December 2021, and the related notes (collectively referred to as the ‘financial statements’). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as at 31 December 2021 and 2020, and the consolidated results of its operations and its cash flows for each of the two years in the period ended 31 December 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as at 31 December 2021, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 2 March 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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

Independent Auditor’s US Reports - continued

Intangible Assets – Assessment of the carrying value of goodwill associated with selected cash generating units – Refer to accounting policies and note 14 to the financial statements
Critical Audit Matter Description
The goodwill balance was $9.5 billion as at 31 December 2021. The Company did not record an impairment charge during the year.
The Company’s evaluation of the carrying value of goodwill for impairment involves the comparison of the recoverable amount of goodwill of each cash generating unit (CGU) to its carrying value. The Company used the value-in-use
approach, which deploys a discounted cash flow model to estimate the recoverable amount. This requires management to make significant estimates and assumptions related to discount rates, short-term forecasts of revenues and margins, and long-term growth rates which drive net cash flows. Changes in these assumptions could have a significant impact on the recoverable amount, the amount of any goodwill impairment charge, or both.
We focused on CGUs where the recoverable amount exceeded its carrying value by an insignificant amount and on CGUs which had a significant change in cash flow forecasts compared to the prior year. Based on these procedures we identified certain CGUs of interest and performed sensitivities on key management estimates and assumptions, which included the assistance of our valuation specialists.
We determined that the assessment of the carrying value of goodwill of one selected CGU was a critical audit matter because it required a high degree of auditor judgement and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to short-term forecasts of revenues and long-term growth rates.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the short-term forecasts of revenues and long-term growth rates of one CGU, as described above, used by management to estimate the recoverable amount of the selected CGU included the following, among others:

•
We tested the operating effectiveness of controls over management’s determination of the short-term forecasts of revenues and long-term growth rates used to determine the recoverable amount of the selected CGU.

•	We agreed the underlying cash flow forecasts to the Board approved projections and we evaluated management’s ability to accurately forecast future revenues by:

•	performing a look-back analysis and comparing actual results to management’s historical forecasts;

•	assessing the reasonableness of the impact of macroeconomic activity on short-term cash flows;

•	benchmarking management’s forecasts against independent third-party economic and industry projections; and

•	comparing internal Company communications to management and the Board against the cash flow forecasts to evaluate for consistency.

•
We compared the long-term growth rates, used by management to grow cash flows from year 5 to year 10 in order to calculate a terminal value at that point, to independent external sources and developed our own range to assess the reasonableness of these rates.

•	We compared the actual results for the year ended 31 December 2021 to management’s forecasts at the date of the annual impairment test to determine if any indicators of impairment existed.

2021 Annual Report and Form 20-F	137

Revenue recognition for long-term contracts – Refer to accounting policies and note 1 to the financial statements
Critical Audit Matter Description
The Company’s revenues derived from long-term contracts accounted for 22% ($6.9 billion) of the total revenue in 2021.
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
We identified revenue recognition for long-term contracts as a critical audit matter because of the judgements made by management to estimate total costs for the performance obligations used to recognise revenue for certain long-term contracts in certain components. This required extensive audit effort due to the complexity of long-term contracts and required a high degree of auditor judgement when performing audit procedures to audit management’s estimates of total costs and evaluating the results of those procedures.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to management’s estimates of total costs for the performance obligations used to recognise revenue for certain long-term contracts in selected components included the following, among others:

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

•
evaluating management’s ability to accurately estimate the total cost by performing corroborating inquiries with the Company’s project managers and engineers, and comparing the estimates to management’s work plans, engineering specifications, and supplier contracts; and

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
2 March 2022
The first accounting period we audited was 31 December 2020. In 2019, we began preparing for audit firm transition.

Independent Auditor’s US Reports - continued

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of CRH public limited company (CRH plc).
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of CRH plc and subsidiaries (the ‘Company’) as at 31 December 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at 31 December 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of CRH plc as at 31 December 2021 and 2020, the related consolidated income statements and consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended 31 December 2021, and the related notes (collectively referred to as the ‘financial statements’) of the Company and our report dated 2 March 2022, expressed an unqualified opinion on those financial statements.
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
/s/ Deloitte Ireland LLP
Dublin, Ireland
2 March 2022

2021 Annual Report and Form 20-F	139

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of CRH public limited company (CRH plc).
Opinion on the Financial Statements

We have audited the accompanying Consolidated Income Statement and Consolidated Statement of Comprehensive Income, Changes in Equity and Cash Flows of CRH plc (the ‘Company’) for the year ended 31 December 2019, and related notes (collectively referred to as the ‘financial statements’). In our opinion, the financial statements present fairly, in all material aspects, the consolidated results of its operations and its cash flows for the year ended 31 December 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Change in Presentation Currency
As discussed in the Accounting Policies to the consolidated financial statements, the Company has elected to change its presentation currency from euro to US Dollar as of 1 January 2020.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Ernst & Young Chartered Accountants
We served as the Company’s auditor from 1988 to 2019.
Dublin, Ireland
27 February 2020, except for the effects of the change in presentation currency discussed in the Accounting Policies to the consolidated financial statements, as to which the date is 3 March 2021
Note that the report set out above is included for the purposes of CRH plc’s Annual Report on Form
20-F
for 2021 only and does not form part of CRH plc’s Annual Report and Form
20-F
for 2019.

Consolidated Income Statement
for the financial year ended 31 December 2021

		2021 $m	2020 $m	2019 $m
Notes

1,2	Revenue	30,981	27,587	28,132

4	Cost of sales	(20,493)	(18,425)	(18,859)
	Gross profit	10,488	9,162	9,273

4	Operating costs	(6,903)	(6,899)	(6,480)
2,5,7	Group operating profit	3,585	2,263	2,793

2,6	Profit/(loss) on disposals	119	9	(189)
	Profit before finance costs	3,704	2,272	2,604

9	Finance costs	(311)	(389)	(387)

9	Finance income	-	-	22

9	Other financial expense	(106)	(101)	(125)

2	Share of equity accounted investments’ profit/(loss)	55	(118)	67
2	Profit before tax from continuing operations	3,342	1,664	2,181

10	Income tax expense	(721)	(499)	(534)
	Group profit for the financial year from continuing operations	2,621	1,165	1,647

3	Profit after tax for the financial year from discontinued operations	-	-	91
	Group profit for the financial year	2,621	1,165	1,738

	Profit attributable to:

	Equity holders of the Company

	From continuing operations	2,565	1,122	1,627

	From discontinued operations	-	-	90

	Non-controlling interests

	From continuing operations	56	43	20

	From discontinued operations	-	-	1
	Group profit for the financial year	2,621	1,165	1,738

12	Basic earnings per Ordinary Share	328.8c	142.9c	214.3c

12	Diluted earnings per Ordinary Share	326.0c	141.8c	212.6c

12	Basic earnings per Ordinary Share from continuing operations	328.8c	142.9c	203.0c

12	Diluted earnings per Ordinary Share from continuing operations	326.0c	141.8c	201.4c

2021 Annual Report and Form 20-F	141

Consolidated Statement of Comprehensive Income
for the financial year ended 31 December 2021

		2021 $m	2020 $m	2019 $m
Notes

	Group profit for the financial year	2,621	1,165	1,738

	Other comprehensive income

	Items that may be reclassified to profit or loss in subsequent years:

	Currency translation effects	(338)	440	472

25	Gains relating to cash flow hedges	34	7	27

10	Tax relating to cash flow hedges	(8)	-	(4)
		(312)	447	495

	Items that will not be reclassified to profit or loss in subsequent years:

28	Remeasurement of retirement benefit obligations	264	(33)	(19)

10	Tax relating to retirement benefit obligations	(36)	11	(4)
		228	(22)	(23)

	Total other comprehensive income for the financial year	(84)	425	472

	Total comprehensive income for the financial year	2,537	1,590	2,210

	Attributable to:

	Equity holders of the Company	2,516	1,515	2,174

	Non-controlling interests	21	75	36
	Total comprehensive income for the financial year	2,537	1,590	2,210

Consolidated Balance Sheet
as at 31 December 2021

		2021 $m	2020 $m
Notes
	ASSETS

	Non-current assets

13	Property, plant and equipment	19,502	19,317

14	Intangible assets	9,848	9,373

15	Investments accounted for using the equity method	653	626

15	Other financial assets	12	13

17	Other receivables	239	325

28	Retirement benefit assets	166	-

25	Derivative financial instruments	97	184

27	Deferred income tax assets	109	129

	Total non-current assets	30,626	29,967

	Current assets

16	Inventories	3,611	3,117

17	Trade and other receivables	4,569	4,086

	Current income tax recoverable	42	36

25	Derivative financial instruments	39	17

23	Cash and cash equivalents	5,783	7,721

	Total current assets	14,044	14,977

	Total assets	44,670	44,944

	EQUITY

	Capital and reserves attributable to the Company’s equity holders

29	Equity share capital	309	333

29	Preference share capital	1	1

29	Share premium account	-	7,493

29	Treasury Shares and own shares	(195)	(386)

	Other reserves	445	444

	Foreign currency translation reserve	(97)	206

	Retained income	19,770	11,565

	Capital and reserves attributable to the Company’s equity holders	20,233	19,656

31	Non-controlling interests	681	692

	Total equity	20,914	20,348

	LIABILITIES

	Non-current liabilities

20	Lease liabilities	1,374	1,339

24	Interest-bearing loans and borrowings	9,938	10,958

25	Derivative financial instruments	-	1

27	Deferred income tax liabilities	2,734	2,613

18	Other payables	717	711

28	Retirement benefit obligations	475	556

26	Provisions for liabilities	937	953

	Total non-current liabilities	16,175	17,131

	Current liabilities

20	Lease liabilities	297	296

18	Trade and other payables	5,692	4,792

	Current income tax liabilities	550	619

24	Interest-bearing loans and borrowings	549	1,257

25	Derivative financial instruments	14	12

26	Provisions for liabilities	479	489

	Total current liabilities	7,581	7,465

	Total liabilities	23,756	24,596

	Total equity and liabilities	44,670	44,944

	R. Boucher, A. Manifold, Directors

2021 Annual Report and Form 20-F	143

Consolidated Statement of Changes in Equity
for the financial year ended 31 December 2021

		Attributable to the equity holders of the Company
		Issued share capital $m	Share premium account $m	Treasury Shares/ own shares $m	Other reserves $m	Foreign currency translation reserve $m	Retained income $m	Total $m	Non- controlling interests $m	Total equity $m
Notes

	At 1 January 2021	334	7,493	(386)	444	206	11,565	19,656	692	20,348
	Group profit for the financial year	-	-	-	-	-	2,565	2,565	56	2,621
	Other comprehensive income	-	-	-	-	(303)	254	(49)	(35)	(84)
	Total comprehensive income	-	-	-	-	(303)	2,819	2,516	21	2,537

8	Share-based payment expense	-	-	-	110	-	-	110	-	110
29	Shares acquired by CRH plc (Treasury Shares)	-	-	(880)	-	-	(281)	(1,161)	-	(1,161)
29	Treasury Shares/own shares reissued	-	-	19	-	-	(19)	-	-	-
29	Shares acquired by Employee Benefit Trust (own shares)	-	-	(16)	-	-	-	(16)	-	(16)
29	Shares distributed under the Performance Share Plan Awards	-	-	117	(117)	-	-	-	-	-
29	Reduction in Share Premium	-	(7,493)	-	-	-	7,493	-	-	-
29	Cancellation of Income Shares	(16)	-	-	-	-	16	-	-	-
29	Cancellation of Treasury Shares	(8)	-	951	8	-	(951)	-	-	-
10	Tax relating to share-based payment expense	-	-	-	-	-	24	24	-	24
	Share option exercises	-	-	-	-	-	13	13	-	13
11	Dividends	-	-	-	-	-	(909)	(909)	(32)	(941)
	At 31 December 2021	310	-	(195)	445	(97)	19,770	20,233	681	20,914

	for the financial year ended 31 December 2020
	At 1 January 2020	336	7,493	(360)	411	(202)	11,350	19,028	607	19,635
	Group profit for the financial year	-	-	-	-	-	1,122	1,122	43	1,165
	Other comprehensive income	-	-	-	-	408	(15)	393	32	425
	Total comprehensive income	-	-	-	-	408	1,107	1,515	75	1,590

8	Share-based payment expense	-	-	-	96	-	-	96	-	96
29	Shares acquired by CRH plc (Treasury Shares)	-	-	(220)	-	-	-	(220)	-	(220)
29	Treasury Shares/own shares reissued	-	-	8	-	-	(8)	-	-	-
29	Shares acquired by Employee Benefit Trust (own shares)	-	-	(29)	-	-	-	(29)	-	(29)
29	Shares distributed under the Performance Share Plan Awards	-	-	65	(65)	-	-	-	-	-
29	Cancellation of Treasury Shares	(2)	-	150	2	-	(150)	-	-	-
10	Tax relating to share-based payment expense	-	-	-	-	-	1	1	-	1
	Share option exercises	-	-	-	-	-	6	6	-	6
11	Dividends	-	-	-	-	-	(710)	(710)	(15)	(725)
6	Disposal of non-controlling interests	-	-	-	-	-	-	-	(6)	(6)
	Transactions involving non-controlling interests	-	-	-	-	-	(31)	(31)	31	-
	At 31 December 2020	334	7,493	(386)	444	206	11,565	19,656	692	20,348

	for the financial year ended 31 December 2019
	At 1 January 2019	353	7,493	(920)	378	(659)	11,705	18,350	602	18,952
	Group profit for the financial year	-	-	-	-	-	1,717	1,717	21	1,738
	Other comprehensive income	-	-	-	-	457	-	457	15	472
	Total comprehensive income	-	-	-	-	457	1,717	2,174	36	2,210

8	Share-based payment expense	-	-	-	86	-	-	86	-	86
	Shares acquired by CRH plc (Treasury Shares)	-	-	(886)	-	-	-	(886)	-	(886)
	Treasury Shares/own shares reissued	-	-	42	-	-	(42)	-	-	-
	Shares acquired by Employee Benefit Trust (own shares)	-	-	(68)	-	-	-	(68)	-	(68)
	Shares distributed under the Performance Share Plan Awards	-	-	70	(70)	-	-	-	-	-
	Cancellation of Treasury Shares	(17)	-	1,402	17	-	(1,402)	-	-	-
10	Tax relating to share-based payment expense	-	-	-	-	-	11	11	-	11
	Share option exercises	-	-	-	-	-	22	22	-	22
11	Dividends	-	-	-	-	-	(652)	(652)	(11)	(663)
	Disposal of non-controlling interests	-	-	-	-	-	-	-	(9)	(9)
30	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	-	1	1
	Transactions involving non-controlling interests	-	-	-	-	-	(9)	(9)	(12)	(21)
	At 31 December 2019	336	7,493	(360)	411	(202)	11,350	19,028	607	19,635

Consolidated Statement of Cash Flows
for the financial year ended 31 December 2021

		2021 $m	2020 $m	2019 $m
Notes
	Cash flows from operating activities
	Profit before tax from continuing operations	3,342	1,664	2,181
3	Profit before tax from discontinued operations	-	-	117
	Profit before tax including discontinued operations	3,342	1,664	2,298
9	Finance costs (net)	417	490	498
	Share of equity accounted investments’ (profit)/loss	(55)	118	(81)
6	(Profit)/loss on disposals	(119)	(9)	191
	Group operating profit	3,585	2,263	2,906
13,20	Depreciation charge	1,691	1,624	1,721
14	Amortisation of intangible assets	74	70	66
13,14,20	Impairment charge	-	673	9
8	Share-based payment expense	110	96	86
	Other	21	6	(3)
19	Net movement on working capital and provisions	(228)	196	(71)
	Cash generated from operations	5,253	4,928	4,714
	Interest paid (including leases)	(401)	(432)	(469)
	Corporation tax paid	(642)	(558)	(364)
	Net cash inflow from operating activities	4,210	3,938	3,881

	Cash flows from investing activities
6	Proceeds from disposals (net of cash disposed and deferred proceeds)	387	184	2,343
	Interest received	-	-	22
15	Dividends received from equity accounted investments	32	35	39
13	Purchase of property, plant and equipment	(1,554)	(996)	(1,374)
30	Acquisition of subsidiaries (net of cash acquired)	(1,494)	(351)	(727)
15	Other investments and advances	(4)	(1)	(32)
19	Deferred and contingent acquisition consideration paid	(33)	(54)	(54)
19	Deferred divestment consideration received	120	123	-
	Net cash (outflow)/inflow from investing activities	(2,546)	(1,060)	217

	Cash flows from financing activities
	Proceeds from exercise of share options	13	6	22
	Transactions involving non-controlling interests	-	-	(21)
21	Increase in interest-bearing loans and borrowings	-	6,427	106
21	Net cash flow arising from derivative financial instruments	(37)	26	(40)
21	Repayment of interest-bearing loans and borrowings	(1,183)	(4,943)	(640)
20	Repayment of lease liabilities (i)	(264)	(258)	(356)
29	Treasury Shares/own shares purchased	(896)	(249)	(954)
11	Dividends paid to equity holders of the Company	(906)	(707)	(652)
11	Dividends paid to non-controlling interests	(32)	(15)	(11)
	Net cash (outflow)/inflow from financing activities	(3,305)	287	(2,546)

	(Decrease)/increase in cash and cash equivalents	(1,641)	3,165	1,552

	Reconciliation of opening to closing cash and cash equivalents
	Cash and cash equivalents at 1 January	7,721	4,218	2,686
	Translation adjustment	(297)	338	(20)
	(Decrease)/increase in cash and cash equivalents	(1,641)	3,165	1,552
23	Cash and cash equivalents at 31 December	5,783	7,721	4,218

(i)
Repayment of lease liabilities amounted to $328 million (2020: $326 million; 2019: $433 million), of which $64 million (2020: $68 million; 2019: $77 million) related to interest paid which is presented in cash flows from operating activities.

2021 Annual Report and Form 20-F	145

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
Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations

The following standard amendments became effective for the Group as of 1 January 2021:

•	Amendments to IFRS 9
Financial
Instruments
, IAS 39
Financial
Instruments
: Recognition and
measurement
, IFRS 7
Financial
Instruments
: Disclosures
, IFRS 4
Insurance Contracts
and IFRS 16
Leases
– Interest Rate Benchmark Reform – Phase 2. The amendments did not result in a material impact on the Group’s results
The following standard amendment was issued in March 2021 effective for annual reporting periods beginning on or after 1 April 2021 with earlier application permitted:

•	Amendments to IFRS 16 – COVID-19-Related Rent Concessions beyond 30 June 2021. The amendment was adopted effective 1 January 2021 and did not result in a material impact on the Group’s results
IFRS and IFRIC interpretations being adopted in subsequent years

IFRS 17
Insurance Contracts
In May 2017, the IASB issued IFRS 17 which will be effective for reporting periods beginning on or after 1 January 2023, with presentation of comparative figures required. The Group is currently evaluating the impact of this standard on future periods which is not expected to be material.
There are no other IFRS or IFRIC interpretations that are effective subsequent to the CRH 2021 financial year-end
that are expected to have a material impact on the results or financial position of the Group.
Climate Change and Carbon Reduction Targets

In August 2021, the Group announced that its carbon emissions reduction target of 520kg of CO
2
per tonne of cementitious material was being brought forward from 2030 to 2025. Climate change risks including the impact of achieving this target have been considered and assessed in the preparation of the Consolidated Financial Statements for the year ended 31 December 2021. The table below provides details of where further information has been provided in these Consolidated Financial Statements.

In early 2022, the Group adopted a new target of a 25% reduction in CO
2
emissions (Scope 1 and Scope 2) by 2030 compared to 2020 levels. The Science Based Targets initiative (SBTi) has approved our science-based emissions reduction target. The Group’s assessment is that the impact of the adoption of this target will be consistent with the impact of the 2025 targets on the estimates, judgements and assumptions set out in the relevant disclosures referenced above.
In line with the application of our accounting policies, estimates and underlying assumptions are reviewed on an ongoing basis as we continue to develop and implement our strategy to meet the 2030 targets.
Change in presentation currency

As outlined in our 2020 Annual Report and Form 20-F, on 28 February 2020, the Group announced that with effect from 1 January 2020 it would be changing the currency in which it presents its financial results from euro to US Dollar. Within our current portfolio of businesses, our euro denominated earnings, while sizeable, are a relatively lower proportion of overall earnings. To reduce the potential for foreign exchange volatility in our future reported earnings, the Board determined that, with effect from 1 January 2020, CRH will present its results in US Dollar. Given the current composition of the Group’s activities, this change is expected to reduce the impact of currency movements on reported results.
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

Accounting Policies - continued

The critical accounting policies, which involve significant estimates, assumptions or judgements, the actual outcome of which could have a material impact on the Group’s results and financial position outlined below, are as follows:
Impairment of goodwill and property, plant and equipment – Notes 13 and 14

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

Major sources of estimation uncertainty: Projected EBITDA (as defined)* margin, long-term growth and pre-tax discount rates

The impairment testing process requires management to make significant judgements and estimates regarding the future cash flows expected to be generated by CGUs to which goodwill has been allocated. In assessing value-in-use,
the net cash flow forecasts (reflecting revenue forecasts,
projected EBITDA
(as defined)* margin
and other cash flow movements) are extrapolated using
long-term growth rates
to determine the basis for an annuity-based terminal value. Future cash flows, including the terminal value, are discounted to their present value using a pre-tax
discount rate
that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The estimates of future cash flows exclude cash inflows or outflows attributable to financing activities and income tax. Future cash flows relating to the eventual disposal of these CGUs and other factors may also be relevant to determine the recoverable amount of goodwill. Management periodically evaluates and updates the estimates based on the conditions which influence these variables.

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

A detailed discussion of the impairment methodology applied, key assumptions used and related sensitivity analyses by the Group in the context of goodwill is provided in note 14 to the Consolidated Financial Statements.

The recoverable amount of goodwill is determined by reference to the CGU to which the goodwill has been allocated. Impairment losses arising in respect of goodwill are not reversed once recognised.
Goodwill relating to associates and joint ventures is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment. Where indicators of impairment of an investment arise in accordance with the requirements of IAS 36
Impairment of Assets
, the carrying amount is tested for impairment by comparing its recoverable amount with its carrying amount.
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

Major sources of estimation uncertainty: Discount rates

The assumptions underlying the actuarial valuations (including discount rates
, rates of increase in future compensation levels, mortality rates and healthcare cost trends), from which the amounts recognised in the Consolidated Financial Statements are determined, are updated annually based on current economic conditions and for any relevant changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) for the discount rate
, changes in the rates of return on high-quality corporate bonds; (ii) for future compensation levels, future labour market conditions and (iii) for healthcare cost trend rates, the rate of medical cost inflation in the relevant regions. The weighted average actuarial assumptions used and sensitivity analysis in relation to the significant assumptions employed in the determination of pension and other post-retirement liabilities are contained in note 28 to the Consolidated Financial Statements.

The assumptions that are the most significant to the measurement of retirement benefit obligations are the discount rates
. The
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

2021 Annual Report and Form 20-F	147

In addition to future service contributions, significant cash contributions may be required to remediate past service deficits.
The net surplus or deficit arising on each of the Group’s defined benefit pension schemes, are shown either within non-current
assets or
non-current
liabilities in the Consolidated Balance Sheet. The deferred tax impact of pension scheme surpluses and deficits is disclosed separately within deferred tax assets or liabilities as appropriate. Remeasurements, comprising actuarial gains and losses and the return on plan assets (excluding net interest), are recognised immediately in the Consolidated Balance Sheet with a corresponding debit or credit to retained earnings through other comprehensive income in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.
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
The impact of climate change and policy risks and uncertainties as set out on pages 118 and 235 on environmental and remediation provisions has been considered, specifically the impact on timing and extent of costs and cash outflows. Changes to legislation, including those relating to climate change, are factored into the assessment of provisions when the legislation is virtually certain to be enacted. The Group’s 2025 carbon emissions target of 520kg of CO
2
per tonne of cementitious
material is also considered in these judgements. The measurement of our provisions is based on reasonable and supportable assumptions that represent management’s current best estimate of the range of economic conditions that will exist in the foreseeable future. These assumptions do not have a significant risk of resulting in a material adjustment to the carrying value of these provisions within the next financial year and therefore do not represent a major source of estimation uncertainty.
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

148

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
Investments in associates and joint ventures – Note 15
An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of an entity, but is not control or joint control over those policies.
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
Revenue derived from sale of goods (sources other than construction contracts)
The Group manufactures and supplies a diverse range of building materials and products. Whilst there are a number of different activities across the Group; recognition of revenue from the sale of goods is similar; being at the point in time when control is deemed to pass to the customer upon leaving a CRH premises or upon delivery to a customer depending on the terms of the sale. Contracts do not contain multiple performance obligations (as defined by IFRS 15
Revenue from Contracts with Customers
).
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
Revenue derived from construction contracts
The Group enters into a number of construction contracts, to complete large construction projects. Contracts usually commence and complete within one year and are generally fixed price.
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

2021 Annual Report and Form 20-F	149

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
In some instances revenue is recognised in the period subsequent to the contracted work being completed when there is final certainty over the remaining element of variable consideration.
Recognition of contract assets and liabilities
In our construction contract businesses, amounts are billed as work progresses in accordance with pre-agreed
contractual terms. When a performance obligation is satisfied but a customer has not yet been billed this is recognised as a contract asset (unbilled revenue) and included within Trade and Other Receivables (note 17). Retentions (representing the percentage of consideration due which is retained by the customer until certain contractual activities are completed) are also a common feature of construction contracts and are recognised as a contract asset within Trade and Other Receivables when we have a right to consideration in exchange for the completion of the contract. Retentions are consistent with industry norms and the purpose of these is not to provide a form of financing. Apart from retentions, the Group does not have any construction contracts where the period between the transfer of the promised goods to the customer and payment by the customer exceeds one year. As a consequence, the Group applies the practical expedient in IFRS 15 and does not adjust any of its transaction prices for the time value of money.
When consideration is received in advance of work being performed, or we have billed an amount to a customer that is in excess of revenue recognised on the contract; this is recognised as a contract liability within Trade and Other Payables (note 18); and the revenue is generally recognised in the subsequent period when the right to recognise revenue has been determined. As a result, advance payments received for construction contract arrangements are not considered a significant form of financing.
Cumulative costs incurred, net of amounts transferred to cost of sales, after deducting onerous provisions, provisions for contingencies and payments on account not matched with revenue, are included as construction contract balances in inventories (note 16). Cost includes all expenditure directly related to specific projects and an allocation of fixed and variable overheads incurred in the Group’s contract activities based on normal operating capacity. The Group’s contracts generally are for a duration of less than one year and therefore the Group does not capitalise incremental contract costs; instead expensing as incurred, as permitted by the practical expedient under IFRS 15.
Onerous contracts and warranties
When a contract is identified as being onerous (i.e. its unavoidable cost exceeds the economic benefit of the contract), a provision is created; being the lower of costs to complete the contract and the cost of exiting the contract. The Group recognises a provision for assurance-type (standard) warranties offered across the Group under its terms and conditions in accordance with IAS 37
Provisions, Contingent Liabilities and Contingent Assets
. The Group provides assurance-type warranties for general repairs and does not typically provide service-type (extended) warranties.
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
Share-based payments – Note 8

The Group operates a number of equity-settled share-based payment plans. Details of these plans, together with the nature of the underlying market and non-market
performance and other vesting conditions are outlined in note 8. The Group has no material exposure in respect of cash-settled share-based payment transactions and share-based payment transactions with cash alternatives.
Awards under Performance Share Plans
25% of the awards under the 2014 Performance Share Plan are subject to a TSR (and hence market-based) vesting condition measured against a tailored sector peer group. Accordingly, the fair value assigned to the related equity instruments at the grant date is derived using a Monte Carlo simulation technique to model the market-based performance conditions; and is adjusted to reflect the anticipated likelihood as at the grant date of achieving the vesting condition. Awards are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance and/or service conditions are satisfied.
The remaining awards granted under the 2014 Performance Share Plan are subject to non-market-based
vesting conditions; 50% are subject to a cumulative cash flow target and 25% are subject to a RONA metric. The fair value of the awards is calculated as the market price of the shares at the date of grant. No expense is recognised for awards that do not ultimately vest. At the balance sheet date the estimate of the level of vesting is reviewed and any adjustment necessary is recognised in the Consolidated Income Statement.

150

Accounting Policies - continued

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
Taxation – current and deferred – Notes 10 and 27

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
Property, plant and equipment – Note 13

The carrying value of property, plant and equipment (excluding leased right-of-use
assets) of $17,938 million at 31 December 2021 represents 40% of total assets at that date. Property, plant and equipment are stated at cost less any accumulated depreciation and any accumulated impairments except for certain items that had been revalued to fair value prior to the date of transition to IFRS (1 January 2004).
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
Amongst other factors, consideration is given to climate change and policy risks and uncertainties as set out on pages 118 and 235 when determining the useful lives of assets. The determination of useful lives also considers the Group’s 2025 carbon

2021 Annual Report and Form 20-F	151

emissions target of 520kg of CO
2
per tonne of cementitious material. Capital expenditure will continue to be required for ongoing projects and the useful lives of future capital expenditure may differ from current assumptions, however there were no significant changes in the estimates of useful lives during the current financial year.
Future developments in technology may also result in a risk of obsolescence for the Group’s current portfolio of plant and machinery assets, however the expected time-frame for these developments is not currently anticipated to impact their remaining useful lives as the majority of the Group’s plant and machinery assets will be fully depreciated within ten years.
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
Plant and machinery
These are depreciated at rates ranging from 3.3% p.a. to 20% p.a. depending on the type of asset. Plant and machinery includes transport vehicles which are, on average, depreciated at 20% p.a.
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
Intangible assets are amortised on a straight-line basis. In general, based on the current composition of definite-lived intangible assets, the useful lives for customer-related intangible assets range from five to fifteen years and the useful lives for marketing related intangible assets range from ten to twenty years.
Amortisation periods, useful lives, expected patterns of consumption and residual values are reviewed at each financial year-end.
Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method as appropriate on a prospective basis.
Leases – Notes 13 and 20

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

152

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
Inventories – Note 16

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
Climate change and policy risks and uncertainties as set out on pages 118 and 235 may also result in additional costs, changes to selling prices or product obsolescence impacting the valuation of inventories in future years. There were no material write-downs of inventories required in this regard during the current financial year.
Materials and other supplies held for use in the production of inventories are not written down below cost if the finished goods, in which they will be incorporated, are expected to be sold at or above cost.
Trade and other receivables – Note 17

The classification of financial assets depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.
The Group’s principal financial assets are its trade and other receivables (including contract assets). Trade and other receivables are recognised when the Group becomes a party to the contract and has a legal right to receive cash. Trade receivables (including contract assets) are carried at original invoice amount, which is equivalent to amortised cost, less an expected credit loss provision. Further details on the approach the Group applies to providing for expected credit losses is outlined in note 17.
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
Derivative financial instruments and hedging practices – Note 25

In order to manage interest rate, foreign currency and commodity risks and to realise the desired currency profile of borrowings, the Group employs derivative financial instruments (principally interest rate swaps, currency forwards and currency swaps). Derivative financial instruments are recognised initially at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. The carrying value of derivatives is fair value based on discounted future cash flows and adjusted for counterparty risk. Future floating rate cash flows are estimated based on future interest rates (from observable yield curves at the end of the reporting period). Fixed and floating rate cash flows are discounted at future interest rates and translated at period-end
foreign exchange rates. Short dated forward foreign exchange contracts are used to hedge the forward foreign exchange risk on currency exposures. The forward price elements to these contracts are excluded from the hedge.

2021 Annual Report and Form 20-F	153

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
Net investment hedges
Where foreign currency swaps provide a hedge against a net investment in a foreign operation, and the hedge is deemed to be effective, foreign exchange differences are taken directly to a foreign currency translation reserve. The ineffective portion of any gain or loss on the hedging instrument is recognised immediately in the Consolidated Income Statement. Cumulative gains and losses remain in equity until disposal of the net investment in the foreign operation at which point the related differences are transferred to the Consolidated Income Statement as part of the overall gain or loss on sale.
Share capital and dividends – Notes 29 and 11

Treasury Shares and own shares
Ordinary Shares acquired by the Parent Company through the share buyback programme (Treasury Shares) or purchased by the Employee Benefit Trust on behalf of the Parent Company under the terms of the Performance Share Plans and the Restricted Share Plan (own shares) are deducted from equity and presented on the face of the Consolidated Balance Sheet. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Parent Company’s Ordinary Shares. A financial liability is recorded if a contractual obligation to repurchase shares exists at the balance sheet date.
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
Transactions in foreign currencies are recorded at the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange in effect at the balance sheet date. All currency translation differences are taken to the Consolidated Income Statement with the exception of all monetary items that provide an effective hedge for a net investment in a foreign operation. These are recognised in other comprehensive income until the disposal of the net investment, at which time they are recognised in the Consolidated Income Statement.
Results and cash flows of subsidiaries, joint ventures and associates with non-US
Dollar functional currencies have been translated into US Dollar at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange in effect at the balance sheet date. Adjustments arising on translation of the results and net assets of non-US
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

Accounting Policies - continued

The principal exchange rates used for the translation of results, cash flows and balance sheets into US Dollar were as follows:

	Average			Year-end
US Dollar 1 =	2021	2020	2019	2021	2020
Brazilian Real	5.3968	5.1568	3.9423	5.5716	5.1941

Canadian Dollar	1.2538	1.3412	1.3269	1.2716	1.2751

Chinese Renminbi	6.4493	6.9010	6.9098	6.3513	6.5404

Danish Krone	6.2919	6.5388	6.6691	6.5652	6.0650

Euro	0.8460	0.8771	0.8933	0.8829	0.8151

Hungarian Forint	303.3739	307.9331	290.5732	325.9300	296.8600

Indian Rupee	73.9391	74.1177	70.4208	74.3009	73.0706

Philippine Peso	49.2983	49.6071	51.7955	50.9800	48.0300

Polish Zloty	3.8633	3.8971	3.8389	4.0579	3.7166

Pound Sterling	0.7270	0.7798	0.7841	0.7417	0.7320

Romanian Leu	4.1641	4.2432	4.2388	4.3692	3.9683

Serbian Dinar	99.4732	103.1510	105.2592	103.7590	95.8751

Swiss Franc	0.9145	0.9387	0.9937	0.9119	0.8806

Ukrainian Hryvnia	27.2588	26.9857	25.8045	27.2850	28.3242

2021 Annual Report and Form 20-F	155

Notes on Consolidated Financial Statements

1.  Revenue

CRH is the leading building materials business in the world. It manufactures and supplies a range of integrated building materials, products and innovative solutions which can be found throughout the built environment, from major public infrastructure projects to commercial buildings and homes.
The Group has three operating segments (as identified under IFRS 8
Operating Segments
) generating revenue through the following activities:
Americas Materials
businesses in the US and Canada utilise an extensive network of reserve backed quarry locations, to provide asphalt paving services and to produce and supply a range of materials including cement, aggregates, readymixed concrete and asphalt. These materials are used widely in a variety of construction projects including public infrastructure, commercial buildings and homes. This segment also includes the Group’s cement operations in Brazil, which were divested in April 2021.
Europe Materials
businesses are predominantly engaged in the manufacture and supply of cement, lime, aggregates, asphalt, readymixed concrete and concrete products, as well as paving and construction services. Our materials are used extensively in a wide range of construction applications, from major public road and infrastructure projects, to the development and refurbishment of commercial buildings and homes. This segment comprises businesses operating in 20 countries across Western, Central and Eastern Europe as well as the Philippines in Asia.
Our
Building Products
segment includes businesses operating across a portfolio of building product related platforms including architectural products, infrastructure products, construction accessories and building envelope. Our businesses offer a diverse range of products including brickwork supports that keep walls standing, glazing systems that hold glass in place, products that collect, connect and protect vital utility infrastructure and pavers, blocks and patio products used to pave our city centres and create unique outdoor living spaces. This segment comprises businesses operating in 19 countries primarily in the US, Canada and Western Europe. It also included up to their disposal in 2019, our perimeter protection and shutters & awnings businesses.
The divestment of our
Europe Distribution
business (excluding DIY Benelux), formerly part of the Building Products segment, was completed in 2019. As a result, it was classified as discontinued operations in 2019.
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

Primary geographic markets	Year ended 31 December
	Americas Materials 2021	Europe Materials 2021	Building Products 2021	Total 2021	Americas Materials 2020	Europe Materials 2020	Building Products 2020	Total 2020	Americas Materials 2019	Europe Materials 2019	Building Products 2019	Total 2019
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Continuing operations
Republic of Ireland (country of domicile)	-	706	-	706	-	632	-	632	-	655	-	655
United Kingdom	-	3,979	244	4,223	-	3,157	180	3,337	-	3,478	243	3,721
Rest of Europe (i)	-	5,243	1,085	6,328	-	4,841	992	5,833	-	4,845	1,162	6,007
United States	11,172	-	6,021	17,193	9,984	-	5,479	15,463	10,307	-	5,086	15,393
Rest of World (ii)	1,235	653	643	2,531	1,289	511	522	2,322	1,319	531	506	2,356

Total Group from continuing operations	12,407	10,581	7,993	30,981	11,273	9,141	7,173	27,587	11,626	9,509	6,997	28,132
Discontinued operations
Rest of Europe (i) - Europe Distribution				-				-				3,557

Total Group				30,981				27,587				31,689

(i)
The Rest of Europe principally includes Austria, Belgium, Czech Republic, Denmark, Estonia, Finland, France, Germany, Hungary, Luxembourg, the Netherlands, Poland, Romania, Serbia, Slovakia, Spain, Sweden, Switzerland and Ukraine.

(ii)	The Rest of World principally includes Australia, Brazil, Canada and the Philippines.

1.  Revenue - continued

Principal activities and products	Year ended 31 December
	Americas Materials (iii) 2021	Europe Materials (iii) 2021	Building Products 2021	Total 2021	Americas Materials (iii) 2020	Europe Materials (iii) 2020	Building Products 2020	Total 2020	Americas Materials (iii) 2019	Europe Materials (iii) 2019	Building Products 2019	Total 2019
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Continuing operations
Cement, lime and cement products	1,483	3,463	-	4,946	1,403	2,974	-	4,377	1,368	2,962	-	4,330
Aggregates, asphalt and readymixed products	6,262	3,606	-	9,868	5,604	3,100	-	8,704	5,649	3,427	-	9,076
Construction contract activities*	4,662	2,065	175	6,902	4,266	1,732	168	6,166	4,609	1,801	185	6,595
Architectural products	-	1,264	3,790	5,054	-	1,166	3,439	4,605	-	1,069	2,983	4,052
Infrastructure products	-	183	1,605	1,788	-	169	1,278	1,447	-	250	1,387	1,637
Construction accessories	-	-	731	731	-	-	626	626	-	-	660	660
Architectural glass and glazing systems and related hardware	-	-	1,692	1,692	-	-	1,662	1,662	-	-	1,782	1,782

Total Group from continuing operations	12,407	10,581	7,993	30,981	11,273	9,141	7,173	27,587	11,626	9,509	6,997	28,132
Discontinued operations
General Builders Merchants, DIY Germany and Sanitary, Heating & Plumbing - Europe Distribution				-				-				3,557

Total Group				30,981				27,587				31,689

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
Revenue derived through the supply of services and intersegment revenue are not material to the Group. The transfer pricing policy implemented by the Group between operating segments and across its constituent entities is described in note 32. In addition, due to the nature of building materials, which have a low value-to-weight ratio, the Group’s revenue streams include a low level of cross-border transactions.

B. Contract balances
For information on the Group’s construction contract balances, including movements during the year, refer to notes 16, 17 and 18. Movements in our net contract balances are not considered significant and are primarily driven by the timing of billing work-in-progress within our construction contract businesses.
C. Unsatisfied long-term construction contracts and other performance obligations
Revenue yet to be recognised from fixed-price long-term construction contracts, primarily within our Americas Materials and Europe Materials businesses, amounted to $3,177 million at
31
 December 2021
(2020
: $2,604 million; 2019
: $2,097 million). The Group has applied the practical expedient of IFRS 15 whereby revenue yet to be recognised on contracts that had an original expected duration of less than one year is not disclosed. The majority of open contracts at 31
 December 2021
will close and revenue will be recognised within 12
months of the balance sheet date.
*	Revenue principally recognised over time. Construction contracts are generally completed within the same financial reporting year.

2021 Annual Report and Form 20-F	157

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
The principal factors employed in the identification of the three segments reflected in this note include:
•	the Group’s organisational structure in 2021 (during 2021 each divisional President fulfilled the role of “segment manager” as outlined in IFRS 8);

•	the nature of the reporting lines to the Chief Operating Decision Maker (as defined in IFRS 8);

•	the structure of internal reporting documentation such as management accounts and budgets; and

•	the degree of homogeneity of products and services within each of the segments from which revenue is derived
The Chief Operating Decision Maker monitors the operating results of segments separately in order to allocate resources between segments and to assess performance. Segment performance is evaluated using EBITDA (as defined)*. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purposes of the information presented to the Chief Operating Decision Maker and are accordingly omitted from the detailed segmental analysis below. There are no asymmetrical allocations to reporting segments which would require disclosure.

A. Operating segments disclosures—Consolidated Income Statement data

	Year ended 31 December
	Revenue			EBITDA (as defined)*
	2021 $m	2020 $m	2019 $m	2021 $m	2020 $m	2019 $m
Continuing operations
Americas Materials	12,407	11,273	11,626	2,588	2,405	2,194
Europe Materials	10,581	9,141	9,509	1,410	1,055	1,208
Building Products	7,993	7,173	6,997	1,352	1,170	1,076
Total Group from continuing operations	30,981	27,587	28,132	5,350	4,630	4,478

Discontinued operations
Europe Distribution	-	-	3,557	-	-	224

Total Group	30,981	27,587	31,689	5,350	4,630	4,702

Continuing operations
EBITDA (as defined)*	5,350	4,630	4,478
Depreciation, amortisation and impairment (i)	(1,765)	(2,367)	(1,685)
Group operating profit	3,585	2,263	2,793
Profit/(loss) on disposals (i i )	119	9	(189)
Finance costs less income	(311)	(389)	(365)
Other financial expense	(106)	(101)	(125)
Share of equity accounted investments’ profit/(loss) (ii i )	55	(118)	67
Profit before tax from continuing operations	3,342	1,664	2,181

	(i) Depreciation, amortisation and impairment			(ii) Profit/(loss) on disposals (note 6)			(iii) Share of equity accounted investments’ profit/(loss)
	2021 $m	2020 $m	2019 $m	2021 $m	2020 $m	2019 $m	2021 $m	2020 $m	2019 $m
Americas Materials	(800)	(774)	(771)	126	8	(2)	17	34	43
Europe Materials	(596)	(1,245)	(586)	17	(12)	(283)	21	(148)	14
Building Products	(369)	(348)	(328)	(24)	13	96	17	(4)	10
Total Group from continuing operations	(1,765)	(2,367)	(1,685)	119	9	(189)	55	(118)	67

*  EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

2.  Segment Information - continued

B. Operating segments disclosures - Consolidated Balance Sheet data

	As at 31 December
	Total assets		Total liabilities
	2021 $m	2020 $m	2021 $m	2020 $m
Americas Materials	17,064	16,172	3,292	2,897
Europe Materials	12,367	12,730	4,100	3,971
Building Products	8,504	7,316	2,579	2,268
Total Group	37,935	36,218	9,971	9,136

Reconciliation to total assets as reported in the Consolidated Balance Sheet:
Investments accounted for using the equity method	653	626
Other financial assets	12	13
Derivative financial instruments (current and non-current)	136	201
Income tax assets (current and deferred)	151	165
Cash and cash equivalents	5,783	7,721
Total assets as reported in the Consolidated Balance Sheet	44,670	44,944

Reconciliation to total liabilities as reported in the Consolidated Balance Sheet:
Interest-bearing loans and borrowings (current and non-current)			10,487	12,215
Derivative financial instruments (current and non-current)			14	13
Income tax liabilities (current and deferred)			3,284	3,232
Total liabilities as reported in the Consolidated Balance Sheet			23,756	24,596
C. Operating segments disclosures - other items
Additions to
non-current
assets

	Year ended 31 December
	Property, plant and equipment (i) (note 13, 20)			Financial assets (note 15)			Total Group
	2021 $m	2020 $m	2019 $m	2021 $m	2020 $m	2019 $m	2021 $m	2020 $m	2019 $m
Continuing operations
Americas Materials	750	527	750	4	1	30	754	528	780
Europe Materials	607	384	549	-	-	1	607	384	550
Building Products	417	265	353	-	-	-	417	265	353
Total Group from continuing operations	1,774	1,176	1,652	4	1	31	1,778	1,177	1,683

Discontinued operations
Europe Distribution	-	-	-	-	-	1	-	-	1

Total Group	1,774	1,176	1,652	4	1	32	1,778	1,177	1,684

(i)	Additions to property, plant and equipment include $10 million (2020: $14 million; 2019: $96 million) relating to leased mineral reserves which fall outside the scope of IFRS 16.

2021 Annual Report and Form 20-F	159

D. Information about geographical areas
The
non-current
assets (as defined in IFRS 8) attributable to the country of domicile and all foreign countries of operation, for which revenue exceeds 10% of total external Group revenue, are set out below.

	As at 31 December
	Non-current assets*

	2021	2020
	$m	$m
Republic of Ireland (country of domicile)	544	603
United Kingdom	2,595	2,594
United States	17,304	15,990
Other	9,560	10,129
Total Group	30,003	29,316
3.  Assets Held for Sale and Discontinued Operations

No businesses divested in 2021 or 2020 are considered to be either separate major lines of business or geographical areas of operation and therefore do not constitute discontinued operations.
No businesses met the IFRS 5
Non-Current Assets Held for Sale and Discontinued Operations
held for sale criteria at 31 December 2021.
In February 2022, the Group reached agreement to divest of its Building Envelope business for an enterprise value of $3.8 billion. Building Envelope which forms part of our Building Products segment provides architectural glass, storefront systems, architectural glazing systems and related hardware to customers primarily in North America.
The transaction which is subject to customary conditions and regulatory approvals is expected to close in the first half of 2022.
A. Loss on disposal of discontinued operations

In October 2019, the Group completed the divestment of its Europe Distribution business, formerly part of our Building Products segment. This was considered to be a discontinued operation as defined in IFRS 5 and was classified accordingly in 2019.
The table below sets out the proceeds and related loss recognised on divestment which were included in profit after tax for the financial year 2019 from discontinued operations.

2019 $m
Assets/(liabilities) disposed of at net carrying amount:
- non-current assets	1,462
- cash and cash equivalents	112
- working capital and provisions	665
- current tax	2
- lease liabilities	(410)
- deferred tax	(32)
- retirement benefit obligations	(47)
- non-controlling interests	(9)
Net assets disposed	1,743
Reclassification of currency translation effects on disposal	117
Total	1,860
Proceeds from disposal (net of disposal costs)	1,855
Loss on disposal from discontinued operations	(5)

Net cash inflow arising on disposal
Proceeds from disposal from discontinued operations	1,855
Less: cash and cash equivalents disposed	(112)
Total	1,743

*
Non-current
assets comprise property, plant and equipment, intangible assets and investments accounted for using the equity method.

3.  Assets Held for Sale and Discontinued Operations
-
continued

B. Results of discontinued operations
The results of the discontinued operations included in the Group profit for the financial year 2019 are set out as follows:

2019 $m
Revenue	3,557

EBITDA (as defined)*	224
Depreciation	(108)
Amortisation	(2)
Impairment	(1)
Operating profit	113
Loss on disposals	(2)
Profit before finance costs	111
Finance costs	(8)
Share of equity accounted investments’ profit	14
Profit before tax	117
Attributable income tax expense	(26)
Profit after tax for the financial year from discontinued operations	91

Profit attributable to:
Equity holders of the Company	90
Non-controlling interests	1
Profit for the financial year from discontinued operations	91

Basic earnings per Ordinary Share from discontinued operations	11.3c
Diluted earnings per Ordinary Share from discontinued operations	11.2c

Cash flows from discontinued operations
Net cash inflow from operating activities	36
Net cash inflow from investing activities	1,722
Net cash outflow from financing activities	(80)
Net cash inflow	1,678
4.  Cost Analysis
Continuing operations

	2021 $m	2020 $m	2019 $m
Cost of sales analysis
Raw materials and goods for resale	6,942	5,757	5,840
Employment costs (note 7)	4,089	3,871	3,880
Energy conversion costs	1,540	1,268	1,464
Repairs and maintenance	1,183	1,103	1,097
Depreciation, amortisation and impairment (i)	1,427	1,621	1,370
Change in inventory	(439)	63	(70)
Other production expenses (primarily sub-contractor costs)	5,751	4,742	5,278
Total	20,493	18,425	18,859

Operating costs analysis
Selling and distribution costs	4,849	4,454	4,547
Administrative expenses	2,054	2,445	1,933
Total	6,903	6,899	6,480

* EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

2021 Annual Report and Form 20-F	161

(i)	Depreciation, amortisation and impairment analysis

	Cost of sales			Operating costs			Total
	2021 $m	2020 $m	2019 $m	2021 $m	2020 $m	2019 $m	2021 $m	2020 $m	2019 $m
Depreciation and depletion (note 13, 20)	1,427	1,367	1,364	264	257	249	1,691	1,624	1,613
Amortisation of intangible assets (note 14)	-	-	-	74	70	64	74	70	64
Impairment of property, plant and equipment (note 13, 20) (ii)	-	254	6	-	9	2	-	263	8
Impairment of intangible assets (note 14) (ii)	-	-	-	-	410	-	-	410	-
Total	1,427	1,621	1,370	338	746	315	1,765	2,367	1,685

(ii)
Total impairment charges for the year ended 31 December 2021 amounted to $nil million (2020: $827 million, including a charge of $154 million related to equity accounted investments as detailed in note 15; 2019: $8 million).

5.  Auditor’s Remuneration
Continuing operations
In accordance with statutory requirements in Ireland, fees for professional services provided by the Group’s independent auditor in respect of each of the following categories were:

	Statutory auditor (Ireland)			Network firms			Total
	Deloitte		EY (i)	Deloitte		EY (i)	Deloitte		EY (i)
	2021 $m	2020 $m	2019 $m	2021 $m	2020 $m	2019 $m	2021 $m	2020 $m	2019 $m
Audit fees (ii) (iii)	7	6	4	14	12	16	21	18	20
Other audit-related assurance fees (iii)	-	-	-	1	-	-	1	-	-
Tax advisory services (iii)	-	-	-	-	-	1	-	-	1
Total	7	6	4	15	12	17	22	18	21

(i)
With effect from 2020, following a competitive tender process, Deloitte Ireland LLP (Deloitte) was appointed as auditor of the Group, replacing Ernst & Young (EY). In the table above, auditor’s remuneration for services provided during the years ended 31 December 2021 and 2020 thus relates to Deloitte and for the year ended 31 December 2019 to EY.

(ii)
Audit of the Group accounts includes the audit of internal control over financial reporting and parent and subsidiary statutory audit fees, but excludes $3 million (2020: $3 million; 2019: $3 million) paid to auditors other than Deloitte (2021 and 2020) and EY (2019).

(iii)
Audit fees in 2019, including discontinued operations, amounted to $20 million. Other audit-related assurance fees in 2019, including discontinued operations, amounted to $nil million and tax advisory services in 2019, including discontinued operations, amounted to $1 million.

There	were no other fees for services provided by the Group’s independent auditor (2020: $nil million; 2019: $nil million).

6.  Business and
Non-Current
Asset Disposals

	Business disposals			Disposal of other non-current assets			Total
	2021 $m	2020 $m	2019 $m	2021 $m	2020 $m	2019 $m	2021 $m	2020 $m	2019 $m
Continuing operations
Assets/(liabilities) disposed of at net carrying amount:
- non-current assets	135	74	669	100	127	157	235	201	826
- cash and cash equivalents	31	7	50	-	-	-	31	7	50
- working capital and provisions	25	29	93	-	-	-	25	29	93
- current tax	-	-	(1)	-	-	-	-	-	(1)
- lease liabilities	(3)	(12)	(53)	(17)	(32)	(33)	(20)	(44)	(86)
- deferred tax	1	(3)	(3)	-	-	-	1	(3)	(3)
- retirement benefit obligations	(1)	(1)	(2)	-	-	-	(1)	(1)	(2)
- non-controlling interests	-	(6)	-	-	-	-	-	(6)	-
Net assets disposed	188	88	753	83	95	124	271	183	877
Reclassification of currency translation effects on disposal	29	13	263	-	-	-	29	13	263
Total	217	101	1,016	83	95	124	300	196	1,140
Proceeds from disposals (net of disposal costs)	295	77	787	124	128	164	419	205	951
Profit/(loss) on disposals from continuing operations	78	(24)	(229)	41	33	40	119	9	(189)

Discontinued operations
(Loss)/profit on disposals from discontinued operations (note 3)	-	-	(5)	-	-	3	-	-	(2)
Total Group profit/(loss) on disposals	78	(24)	(234)	41	33	43	119	9	(191)

Net cash inflow arising on disposal
Continuing operations
Proceeds from disposals from continuing operations	295	77	787	124	128	164	419	205	951
Less: cash and cash equivalents disposed	(31)	(7)	(50)	-	-	-	(31)	(7)	(50)
Less: deferred proceeds arising on disposal (note 19) (i)	(1)	(14)	(302)	-	-	-	(1)	(14)	(302)
Net cash inflow arising on disposal from continuing operations	263	56	435	124	128	164	387	184	599

Discontinued operations
Net cash inflow arising on disposal from discontinued operations	-	-	1,743	-	-	1	-	-	1,744
Total Group net cash inflow arising on disposal	263	56	2,178	124	128	165	387	184	2,343

(i)
On 31 December 2019, CRH completed the sale of the Group’s 50% stake in its joint venture in India, My Home Industries Limited (MHIL), for deferred proceeds of $0.3 billion which will be received in several agreed tranches.

2021 Annual Report and Form 20-F	163

7.  Employment
 Continuing operations

The average number of employees is as follows:

	Year ended 31 December
	2021	2020	2019
Americas Materials	28,272	27,412	28,576
Europe Materials	25,636	26,785	27,238
Building Products	23,538	22,902	24,437
Total Group	77,446	77,099	80,251
The average number of employees in 2019, including discontinued operations, was 86,951.
Employment costs charged in the Consolidated Income Statement for continuing operations are analysed as follows:

	2021 $m	2020 $m	2019 $m
Wages and salaries	4,873	4,573	4,604
Social welfare costs	495	461	473
Redundancy, healthcare and other employment benefit costs	656	723	653
Share-based payment expense (note 8)	110	96	83
Total retirement benefits expense (note 28)	381	359	341
Total (i) (ii)	6,515	6,212	6,154

Total charge analysed between:
Cost of sales	4,089	3,871	3,880
Operating costs	2,416	2,330	2,259
Finance costs (net) - applicable to retirement benefit obligations (note 9)	10	11	15
Total	6,515	6,212	6,154

(i)	Directors’ emoluments (which are included in administrative expenses in note 4) are presented in note 32.

(ii)	Employment costs in 2019, including discontinued operations, are analysed as follows:

Wages and salaries	4,988
Social welfare costs	544
Redundancy, healthcare and other employment benefit costs	676
Share-based payment expense (note 8)	86
Total retirement benefits expense (note 28)	369
Total	6,663

8.  Share-based Payment Expense
Continuing operations

	2021 $m	2020 $m	2019 $m
Performance Share Plans and Restricted Share Plan expense	108	93	79
Share option expense	2	3	4
Total share-based payment expense (i)	110	96	83

(i)	The total share-based payment expense in 2019, including discontinued operations, amounted to $86 million.
Share-based payment expense relates primarily to awards granted under the 2014 Performance Share Plan and the Group’s Savings-related Share Option Schemes. The expense, which in 2019 also includes charges in relation to the 2013 Restricted Share Plan, is reflected in operating costs in the Consolidated Income Statement.
2014 Performance Share Plan
Details of the awards made under the 2014 Performance Share Plan are summarised below. An expense of $108 million was recognised in 2021 (2020: $93 million; 2019: $78 million).
Details of awards granted under the 2014 Performance Share Plan

			Number of shares
	Share price at date of award	Period to earliest release date	Initial award (i)	Net outstanding at 31 December 2021
Granted in 2021	€ 39.79	3 years	3,261,885	3,154,225
Granted in 2020	€ 31.50	3 years	3,428,021	3,232,561
Granted in 2019	€ 29.44	3 years	3,688,027	3,352,346

(i)
Numbers represent the initial awards including those granted to employees of Europe Distribution in 2019. The Remuneration Committee has determined that dividend equivalents will accrue on awards under the 2014 Performance Share Plan. Subject to satisfaction of the applicable performance criteria, such dividend equivalents will be released to participants in the form of additional shares on vesting.

25% of each award made is subject to TSR performance measured against a tailored peer group; 25% is subject to a RONA metric; with the remaining 50% subject to a cumulative cashflow metric. Performance for the awards will be assessed over a three-year period.
The fair values assigned to the portion of awards which are subject to TSR performance against peers was
€
22.23 (2020:
€
18.52; 2019:
€
18.59). The fair value of these awards was calculated using a TSR pricing model taking account of peer group TSR, volatilities and correlations together with the following assumptions:

	2021	2020	2019
Risk-free interest rate (%)	(0.56)	(0.61)	(0.37)
Expected volatility (%)	35.1	22.1	23.2
The expected volatility was determined using a historical sample of daily CRH share prices.
The fair value of (i) the portion of awards subject to cash flow performance and (ii) the portion of awards subject to a RONA metric was calculated as the closing CRH share price at the date the award was granted.

2021 Annual Report and Form 20-F	165
Share Option Schemes
The 2010 Share Option Scheme was replaced in 2014 by the 2014 Performance Share Plan, and accordingly no options have been granted since 2013.
Details of movement and options outstanding under Share Option Schemes (excluding Savings-related Share Option Schemes)

	Weighted average exercise price	Number of options 2021	Weighted average exercise price	Number of options 2020	Weighted average exercise price	Number of options 2019

Outstanding at beginning of year	€ 16.19	197,253	€ 16.19	278,349	€ 16.48	800,770
Exercised (i)	€ 16.19	(51,522)	€ 16.19	(77,748)	€ 16.65	(520,115)
Lapsed	-	-	€ 16.19	(3,348)	€ 16.19	(2,306)
Outstanding at end of year (ii)	€ 16.19	145,731	€ 16.19	197,253	€ 16.19	278,349
Exercisable at end of year	€ 16.19	145,731	€ 16.19	197,253	€ 16.19	278,349

(i)	The weighted average share price at the date of exercise of these options was € 42.10 (2020: € 31.70; 2019: € 29.10).

(ii)	All options granted have a life of ten years. All outstanding options are denominated in euro and have an exercise price of € 16.19 (2020: € 16.19; 2019: € 16.19).

	2021	2020	2019
Weighted average remaining contractual life for the share options outstanding at 31 December (years)	1.30	2.30	3.30
2010 and 2021 Savings-related Share Option Schemes
In April 2021, shareholders approved the adoption of the 2021 savings-related share option schemes, which replaced the schemes approved by shareholders in May 2010. Under both schemes, participants may save up to
€
500/Stg£500 per month from their net salaries for a fixed term of three
or
five
years and at the end of the savings period they have the option to buy CRH shares at a discount of up to 15% of the market price on the date of invitation of each savings contract.
Details of options granted under the Savings-related Share Option Schemes

	Weighted average exercise price	Number of options 2021	Weighted average exercise price	Number of options 2020	Weighted average exercise price	Number of options 2019
Outstanding at beginning of year	€ 23.83 /Stg£19.69	1,173,507	€ 23.67/Stg£20.17	1,508,862	€ 22.15/Stg£18.74	1,686,176
Exercised (i)	€22.77 /Stg£18.69	(470,001)	€ 23.21/Stg£22.37	(178,773)	€ 19.09/Stg£16.20	(627,034)
Lapsed	€24.75 /Stg£21.49	(73,411)	€ 23.25/Stg£21.54	(156,582)	€ 23.49/Stg£20.85	(207,070)
Granted (ii)	Stg£31.04	455,068	-	-	€ 24.24/Stg£20.11	656,790
Outstanding at end of year	€24.28 /Stg£25.42	1,085,163	€ 23.83/Stg£19.69	1,173,507	€ 23.67/Stg£20.17	1,508,862
Exercisable at end of year	€23.27 /Stg£20.56	14,197	€ 24.66/Stg£24.51	16,528	€ 18.88/Stg£15.89	13,065

(i)	The weighted average share price at the date of exercise of these options was € 42.53 (2020: € 31.70; 2019: € 28.52).

(ii)
Pursuant to the 2010 and 2021 Savings-related Share Option Schemes operated by the Group, employees were granted options over 455,068 of CRH plc’s Ordinary Shares in October 2021 (2020: nil; 2019: 556,493 share options in April 2019 and 100,297 share options in May 2019). This figure comprises options over 346,237 (2020: nil; 2019: 518,944) shares and 108,831 (2020: nil; 2019: 137,846) shares which are normally exercisable within a period of six months after the third or the fifth anniversary of the contract, whichever is applicable. The exercise price at which the options are granted under the scheme represents a discount of 15% to the market price on the date of invitation of each savings contract.

8.  Share-based Payment Expense - continued
Continuing operations

	2021	2020	2019
Weighted average remaining contractual life for the share options outstanding at 31 December (years)	1.81	1.14	1.87

euro-denominated options outstanding at end of year (number)	132,769	214,826	290,627
Range of exercise prices ( € )	20.83-27.86	20.83-27.86	17.67-27.86

Pound Sterling-denominated options outstanding at end of year (number)	952,394	958,681	1,218,235
Range of exercise prices (Stg£)	16.16-31.04	16.16-24.51	14.94-24.51
The weighted fair values assigned to options issued under the Savings-related Share Option Schemes, which were computed in accordance with the trinomial valuation methodology, were as follows:

	3 -year	5 -year
Granted in 2021 (October)	€ 6.78	€7.05
Granted in 2019 (April)	€ 7.55	€7.98
Granted in 2019 (May)	€ 6.67	€7.19
The fair value of these options were determined using the following assumptions:

	2021		2019
	3-year	5-year	3-year		5-year
	October		April	May	April	May

Weighted average exercise price ( € )	36.83	36.83	23.30	24.24	23.30	24.24
Risk free interest rate (%)	(0.61)	(0.43)	(0.56)	(0.58)	(0.40)	(0.41)
Expected dividend payments over the expected life ( € )	3.25	5.65	2.34	2.34	4.06	4.06
Expected volatility (%)	23.5	21.2	19.6	20.0	21.1	21.3
Expected life in years	3	5	3	3	5	5
The expected volatility was determined using a historical sample of 37 month-end
CRH share prices in respect of the three-year savings-related share options and 61 month-end
share prices in respect of the five-year savings-related share options. The expected lives of the options are based on historical data and are therefore not necessarily indicative of exercise patterns that may materialise.
Other than the assumptions listed above, no other features of options grants were factored into the determination of fair value.
The terms of the options issued under the Savings-related Share Option Schemes do not contain any market conditions within the meaning of IFRS 2
Share-based Payment.

2021 Annual Report and Form 20-F	167

9.  Finance Costs and Finance Income
Continuing operations

	2021 $m	2020 $m	2019 $m
Finance costs
Interest payable on borrowings	344	381	374
Net (income)/cost on interest rate and currency swaps	(31)	2	15
Mark-to-market of derivatives and related fixed rate debt:
- interest rate swaps (i)	85	(97)	(72)
- currency forwards and currency swaps	1	2	2
- fixed rate debt (i)	(90)	80	68
Net (gain)/loss on non-derivative financial instruments	(4)	21	-
Interest payable on cash and cash equivalents and other	6	-	-
Net finance cost on gross debt including related derivatives	311	389	387

Finance income
Interest receivable on loans to joint ventures and associates	-	-	(5)
Interest receivable on cash and cash equivalents and other	-	-	(17)
Finance income	-	-	(22)

Finance costs less income	311	389	365

Other financial expense
Unwinding of discount element of lease liabilities (note 20)	64	68	69
Unwinding of discount element of provisions for liabilities (note 26)	18	21	25
Unwinding of discount applicable to deferred and contingent acquisition consideration (note 18)	20	21	16
Unwinding of discount applicable to deferred divestment proceeds	(12)	(24)	-
Unwinding of discount applicable to leased mineral reserves	6	4	-
Pension-related finance cost (net) (note 28)	10	11	15
Net other financial expense	106	101	125

Total net finance costs (ii)	417	490	490

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

(ii)	Net finance costs in 2019, including discontinued operations, amounted to $498 million.

10.  Income Tax Expense

Recognised within the Consolidated Income Statement Continuing operations	2021 $m	2020 $m	2019 $m
(a) Current tax
Republic of Ireland	15	23	20
Overseas	603	571	385
Total current tax expense	618	594	405

(b) Deferred tax
Origination and reversal of temporary differences:
Retirement benefit obligations	2	(9)	(1)
Share-based payment expense	(6)	(3)	(6)
Derivative financial instruments	2	-	2
Other items	105	(83)	134
Total deferred tax expense/(income)	103	(95)	129

Income tax reported in the Consolidated Income Statement	721	499	534

Recognised outside the Consolidated Income Statement
(a) Within the Consolidated Statement of Comprehensive Income:
Deferred tax - retirement benefit obligations	(36)	11	(4)
Deferred tax - cash flow hedges	(8)	-	(4)
	(44)	11	(8)
(b) Within the Consolidated Statement of Changes in Equity:

Current tax
Current tax - share option exercises	14	2	5

Deferred tax
Deferred tax - share-based payment expense	10	(1)	6
	24	1	11

Income tax recognised outside the Consolidated Income Statement	(20)	12	3

2021 Annual Report and Form 20-F	169

	2021	2020	2019
Reconciliation of applicable tax rate to effective tax rate
Continuing operations
Profit before tax ($m)	3,342	1,664	2,181
Tax charge expressed as a percentage of profit before tax (effective tax rate):
- current tax expense only	18.5%	35.7%	18.6%
- total income tax expense (current and deferred)	21.6%	30.0%	24.5%
The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective tax rate (current and deferred) of the Group:

	% of profit before tax
Irish corporation tax rate	12.5	12.5	12.5
Higher tax rates on overseas earnings	9.8	10.6	12.8
Other items
- arising from 2020 impairment	-	8.4	-
- other items (primarily comprising items not chargeable to tax/expenses not deductible for tax)	(0.7)	(1.5)	(0.8)
Total effective tax rate	21.6	30.0	24.5
Other disclosures

Effective tax rate
The 2021 effective tax rate is 21.6% (2020: 30.0%; 2019: 24.5%).
The tax charge associated with discontinued operations in 2019 is recognised separately in “Profit after tax for the financial year from discontinued operations”. See note 3 for further details.
Changes in tax rates
The total tax charge in future periods will be affected by any changes to the tax rates in force in the countries in which the Group operates.
Proposed dividends
There are no income tax consequences for the Company in respect of dividends proposed prior to issuance of the Consolidated Financial Statements and for which a liability has not been recognised.

11.  Dividends

The dividends paid and proposed in respect of each class of share capital are as follows:

	2021 $m	2020 $m	2019 $m
Dividends to shareholders (i)
Equity
Final - paid 93.00c per Ordinary Share (2020: 70.00c; 2019: 59.20c) (ii)	730	537	477
Interim - paid 23.00c per Ordinary Share (2020: 22.00c; 2019: 22.00c) (ii)	179	173	175
Total	909	710	652

Reconciliation to Consolidated Statement of Cash Flows
Dividends to shareholders	909	710	652
Translation adjustment (iii)	(3)	(3)	-
Dividends paid to equity holders of the Company	906	707	652
Dividends paid by subsidiaries to non-controlling interests	32	15	11
Total dividends paid	938	722	663

Dividends proposed (memorandum disclosure)
Equity
Final 2021 - proposed 98.00c per Ordinary Share (2020: 93.00c; 2019: 70.00c) (ii)	751	730	550

(i)
In 2021 the 5% Cumulative Preference Shares paid a dividend of
€
3,175 (2020:
€
3,175; 2019:
€
3,175) and the 7% ‘A’ Cumulative Preference Shares paid a dividend of
€
77,521 (2020:
€
77,521; 2019:
€
77,521).

(ii)	Interim and final dividends per share declared previously in euro have been translated to US Dollar using the dividend record date exchange rate.

(iii)	Translation adjustment arising from US Dollar declared dividends paid in non-US Dollar currencies.

2021 Annual Report and Form 20-F	171

12.  Earnings per Ordinary Share

The computation of basic and diluted earnings per Ordinary Share is set out below:

	2021 $m	2020 $m	2019 $m
Numerator computations
Group profit for the financial year	2,621	1,165	1,738
Profit attributable to non-controlling interests	(56)	(43)	(21)
Profit attributable to equity holders of the Company	2,565	1,122	1,717
Preference dividends	-	-	-
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share	2,565	1,122	1,717
Profit after tax for the financial year from discontinued operations - attributable to equity holders of the Company	-	-	90
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share from continuing operations	2,565	1,122	1,627

Denominator computations
Weighted average number of Ordinary Shares (millions) outstanding for the year (i)	780.2	785.1	801.3
Effect of dilutive potential Ordinary Shares (employee share awards) (millions) (i) (ii)	6.6	6.0	6.4
Denominator for diluted earnings per Ordinary Share	786.8	791.1	807.7

Basic earnings per Ordinary Share	328.8c	142.9c	214.3c
Diluted earnings per Ordinary Share	326.0c	141.8c	212.6c

Basic earnings per Ordinary Share from continuing operations	328.8c	142.9c	203.0c
Diluted earnings per Ordinary Share from continuing operations	326.0c	141.8c	201.4c

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

(ii)
Ordinary shares, that would only be issued contingent on certain conditions (totalling 3,630,633 at 31 December 2021, 4,053,377 at 31 December 2020 and 3,618,278 at 31 December 2019) are excluded from the computation of diluted earnings per Ordinary Share where the conditions governing exercisability have not been satisfied as at the end of the reporting period or they are antidilutive for the periods presented.

13.  Property, Plant and Equipment

	Mineral- bearing land $m	Land and buildings $m	Plant and machinery $m	Assets in course of construction $m	Total $m
At 31 December 2021
Owned
Cost/deemed cost	4,890	5,865	19,754	977	31,486
Accumulated depreciation (and impairment charges)	(1,244)	(1,904)	(10,360)	(40)	(13,548)
Net carrying amount	3,646	3,961	9,394	937	17,938

At 1 January 2021, net carrying amount	3,698	4,081	9,416	572	17,767
Translation adjustment	(59)	(111)	(146)	(22)	(338)
Reclassifications	28	20	449	(501)	(4)
Transfer from leased assets (note 20)	-	-	10	-	10
Additions at cost	13	94	564	883	1,554
Additions to leased mineral reserves (note 19) (i)	10	-	-	-	10
Arising on acquisition (note 30)	81	86	346	8	521
Disposals at net carrying amount	(11)	(63)	(92)	(3)	(169)
Depreciation charge for year	(114)	(146)	(1,153)	-	(1,413)
At 31 December 2021, net carrying amount	3,646	3,961	9,394	937	17,938

		Land and buildings $m	Plant and machinery $m	Other $m
Leased right-of-use assets (ii)
At 31 December 2021, net carrying amount (note 20)		1,195	313	56	1,564
Total property, plant and equipment					19,502

The equivalent disclosure for the prior year is as follows:
	Mineral- bearing land $m	Land and buildings $m	Plant and machinery $m	Assets in course of construction $m	Total $m
At 31 December 2020
Owned
Cost/deemed cost	4,874	5,928	19,400	612	30,814
Accumulated depreciation (and impairment charges)	(1,176)	(1,847)	(9,984)	(40)	(13,047)
Net carrying amount	3,698	4,081	9,416	572	17,767

At 1 January 2020, net carrying amount	3,687	4,027	9,490	718	17,922
Translation adjustment	82	109	232	13	436
Reclassifications	52	76	440	(572)	(4)
Transfer from leased assets (note 20)	-	5	2	-	7
Additions at cost	28	42	512	414	996
Additions to leased mineral reserves (note 19) (i)	14	-	-	-	14
Arising on acquisition (note 30)	7	42	72	1	122
Disposals at net carrying amount	(8)	(57)	(60)	(2)	(127)
Depreciation charge for year	(108)	(155)	(1,082)	-	(1,345)
Impairment charge for year (iii)	(56)	(8)	(190)	-	(254)
At 31 December 2020, net carrying amount	3,698	4,081	9,416	572	17,767

		Land and buildings $m	Plant and machinery $m	Other $m
Leased right-of-use assets (ii)
At 31 December 2020, net carrying amount (note 20)		1,151	342	57	1,550
Total property, plant and equipment					19,317

2021 Annual Report and Form 20-F	173

	Mineral- bearing land $m	Land and buildings $m	Plant and machinery $m	Assets in course of construction $m	Total $m
Owned
At 1 January 2020
Cost/deemed cost	4,670	5,653	18,292	757	29,372
Accumulated depreciation (and impairment charges)	(983)	(1,626)	(8,802)	(39)	(11,450)
Net carrying amount	3,687	4,027	9,490	718	17,922

(i)	Additions relating to leased mineral reserves which fall outside the scope of IFRS 16.

(ii)	See note 20 for more detailed information on right-of-use assets and lease liabilities of the Group.

(iii)
No impairment charge was recognised in 2021 (2020
: $263
million including $9 million related to leased right-of-use assets (note 20); 2019:
$9 million). The charge in 2020 principally relates to the write-down of specific assets relating to our UK business within our Europe Materials segment following a strategic review of its operational footprint, together with impairments booked in respect of two CGUs in the same segment. An extended period of lower than anticipated demand and reduced price growth resulting from the combined economic impacts of Brexit and
COVID-19
were the primary drivers of the impairment charge. The recoverable amount of these assets is their value-in-use
of $185 million and is calculated using real
pre-tax
discount rates ranging from 7.3% to 7.7%.

Future purchase commitments for property, plant and equipment	2021 $m	2020 $m
Contracted for but not provided in the financial statements	628	423
Authorised by the Directors but not contracted for	417	307

14.  Intangible Assets

		Other intangible assets
	Goodwill $m	Marketing- related $m	Customer- related (i) $m	Contract- based $m	Total $m
At 31 December 2021
Cost/deemed cost	10,251	202	705	77	11,235
Accumulated amortisation (and impairment charges)	(800)	(98)	(423)	(66)	(1,387)
Net carrying amount	9,451	104	282	11	9,848

At 1 January 2021, net carrying amount	9,032	87	240	14	9,373
Translation adjustment	(221)	(1)	-	1	(221)
Arising on acquisition (note 30)	679	32	99	-	810
Disposals	(39)	-	(1)	-	(40)
Amortisation charge for year (ii)	-	(14)	(56)	(4)	(74)
At 31 December 2021, net carrying amount	9,451	104	282	11	9,848

The equivalent disclosure for the prior year is as follows:

At 31 December 2020
Cost/deemed cost	9,790	172	601	75	10,638
Accumulated amortisation (and impairment charges)	(758)	(85)	(361)	(61)	(1,265)
Net carrying amount	9,032	87	240	14	9,373

At 1 January 2020, net carrying amount	9,093	95	265	22	9,475
Translation adjustment	198	1	2	-	201
Reclassifications	-	-	-	(5)	(5)
Arising on acquisition (note 30)	157	2	29	-	188
Disposals	(6)	-	-	-	(6)
Amortisation charge for year (ii)	-	(11)	(56)	(3)	(70)
Impairment charge for year (iii)	(410)	-	-	-	(410)
At 31 December 2020, net carrying amount	9,032	87	240	14	9,373

At 1 January 2020
Cost/deemed cost	9,413	167	575	87	10,242
Accumulated amortisation (and impairment charges)	(320)	(72)	(310)	(65)	(767)
Net carrying amount	9,093	95	265	22	9,475

(i)	The customer-related intangible assets relate predominantly to non-contractual customer relationships.

(ii)	The amortisation charge primarily relates to customer-related intangible assets.

(iii)	Further details on note (iii) are set out overleaf.

2021 Annual Report and Form 20-F	175

Annual goodwill testing

Cash-generating units
Goodwill acquired through business combination activity has been allocated to CGUs that are expected to benefit from synergies in that combination. The CGUs represent the lowest level within the Group at which the associated goodwill is monitored for internal management purposes, and are not larger than the operating segments determined in accordance with IFRS 8. A total of 22 (2020: 22) CGUs have been identified and these are analysed between the three business segments below. All businesses within the various CGUs exhibit similar and/or consistent profit margin and asset intensity characteristics. Assets, liabilities, deferred tax and goodwill have been assigned to the CGUs on a reasonable and consistent basis.

	Number of cash-generating units		Goodwill
	2021	2020	2021 $m	2020 $m
Americas Materials	5	5	4,292	4,057
Europe Materials	16	16	2,195	2,402
Building Products	1	1	2,964	2,573
Total Group	22	22	9,451	9,032

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

30-year annuity has been used. Projected cash

flows beyond the initial evaluation period have been extrapolated using real growth rates ranging from 1.8% in the Americas, 0.8% to 2.1% in Europe and 3.1% in Asia. Such real growth rates do not exceed the long-term average growth rates for the countries in which each CGU operates. The value-in-use
represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The real pre-tax discount rates used range from 6.5% to 8.6% (2020: 6.5% to 8.6%). These rates are in line with the Group’s estimated weighted average cost of capital, arrived at using the Capital Asset Pricing Model. Net cash flows incorporate estimated capital expenditure required to achieve the Group’s 2025 carbon emissions target of 520kg of CO
2
per tonne of cementitious material.
The 2021 annual goodwill impairment testing process has resulted in no intangible asset impairments. The 2020 annual impairment testing process resulted in an impairment of $410 million being recorded in respect of our UK CGU in Europe Materials due to a sustained period of economic disruption following the Brexit referendum in 2016, the impact of the
COVID-19
pandemic and the political uncertainty that presented in the second half of 2020 prior to the end of the Brexit transition period between the UK and the European Union. The assumptions underlying the 2020 value-in-use
model projections resulted in a present value (using a real
pre-tax
discount rate of 7.6%) of $1,782 million and a related goodwill impairment being recorded of $410 million.
Key sources of estimation
uncertainty

The cash flows have been arrived at taking into account the Group’s strong financial position, its established history of earnings and cash flow generation and the nature of the building materials industry, where product obsolescence is very low. However, expected future cash flows are inherently uncertain and are therefore liable to material change over time. The key assumptions employed in arriving at the estimates of future cash flows factored into impairment testing are subjective and include projected EBITDA (as defined)* margins, long-term growth and discount rates used and the duration of the discounted cash flow model.
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

14.  Intangible Assets - continued

Significant goodwill amounts

The goodwill allocated to the Americas Cement, AMAT South (Americas Materials segment) and the Building Products (Building Products segment) CGUs account for between 10% and 31% of the total carrying amount shown on page
174
. The goodwill allocated to each of the remaining CGUs is less than 10% of the total carrying value in all other cases. The additional disclosures required for the three CGUs with significant goodwill are as follows:

	Americas Cement		AMAT South		Building Products
	2021	2020	2021	2020	2021	2020
Goodwill allocated to the cash-generating unit at balance sheet date	$2,157m	$2,155m	$944m	$998m	$2,964m	$2,573m
Discount rate applied to the cash flow projections (real pre-tax)	7.5%	7.7%	8.3%	8.0%	8.3%	8.0%
Average EBITDA (as defined)* margin over the initial 5-year period	53.8%	48.5%	17.9%	17.8%	19.1%	18.3%
Value-in-use (present value of future cash flows)	$10,749m	$8,103m	$5,041m	$5,140m	$14,831m	$12,977m
Excess of value-in-use over carrying amount	$5,953m	$3,238m	$2,749m	$2,492m	$9,191m	$7,653m
Long-term growth rates	1.8%	1.6%	1.8%	1.6%	1.8%	1.6%

The key assumptions and methodology used in respect of these three
CGUs are consistent with those described above. The values applied to each of the key estimates and assumptions are specific to the individual CGUs and were derived from a combination of internal and external factors based on historical experience and took into account the cash flows specifically associated with these businesses. The cash flows and annuity-
based
terminal value were projected in line with the methodology disclosed above.
The Americas Cement, AMAT South and Building Products CGUs are not included in the ‘Sensitivity analysis’ section below. Given the magnitude of the excess of value-in-use
over carrying amount, and our belief that the key assumptions are reasonable, management believes that it is not reasonably possible that there would be a change in the key assumptions such that the carrying amount would exceed the value-in-use.
Consequently no further disclosures relating to sensitivity of the value-in-use
computations for the Americas Cement, AMAT South or Building Products CGUs are considered to be warranted.
Sensitivity analysis

A qualitative and quantitative assessment has been performed and results in additional sensitivity disclosures for one of the total 22 CGUs. The key assumptions, methodology used and values applied to each of the key assumptions for this CGU are in line with those outlined above (a
30-year
annuity period has been used). The CGU
had goodwill of $565 million at the date of testing. The table below identifies the amounts by which each of the following assumptions may either decline or increase to arrive at a zero excess of the present value of future cash flows over the book value of net assets in the CGU selected for sensitivity analysis disclosures:

One cash-generating unit
Reduction in EBITDA (as defined)* margin	5.3 percentage points
Reduction in long-term growth rate	3.2 percentage points
Increase in pre-tax discount rate	2.7 percentage points

The average EBITDA (as defined)* margin for this CGU over the initial five-year period was 21.5%. The value-in-use
(being the present value of the future net cash flows) was $2,172 million and the carrying amount was $1,538 million, resulting in an excess of value-in-use
over carrying amount of $634 million.

*  EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

2021 Annual Report and Form 20-F	177
15.  Financial Assets

	Investments accounted for using the equity method (i.e. joint ventures and associates)
	Share of net assets $m	Loans $m	Total $m	Other $m
At 1 January 2021	609	17	626	13
Translation adjustment	10	(1)	9	-
Investments and advances	-	4	4	-
Disposals and repayments	-	(7)	(7)	(1)
Return of share capital	(2)	-	(2)	-
Share of profit after tax (i)	55	-	55	-
Dividends received	(32)	-	(32)	-
At 31 December 2021	640	13	653	12
The equivalent disclosure for the prior year is as follows:
At 1 January 2020	747	28	775	13
Translation adjustment	31	1	32	-
Investments and advances	-	1	1	-
Disposals and repayments	(10)	(13)	(23)	-
Return of share capital	(6)	-	(6)	-
Share of loss after tax (i) (ii)	(118)	-	(118)	-
Dividends received	(35)	-	(35)	-
At 31 December 2020	609	17	626	13

(i)
The Group’s share of joint ventures and associates profit/(loss) after tax is equity accounted and is presented as a single line item in the Consolidated Income Statement. It is analysed as follows; profit after tax from joint ventures: $11 million (2020: $22 million; 2019: $46 million), profit after tax from associates: $44 million (2020: loss after tax of $140 million; 2019: profit after tax of $21 million).

(ii)
In 2020 an impairment charge of $154 million
wa
s recorded within the loss after tax from associates which principally relates to the write-down of our equity accounted investment in China which forms part of Europe Materials. Challenging market conditions in Northeast China affecting pricing, combined with an increase in the discount rate and the economic impact of
COVID-19,
were the primary drivers of the impairment charge. In 2020, the recoverable amount of this financial asset was its value-in-use
calculated using a real
pre-tax
discount rate of 9.2%.

A listing of the principal equity accounted investments is contained on page
264
.
  16.  Inventories

	2021 $m	2020 $m
Raw materials	1,737	1,403
Work-in-progress (i)	136	144
Finished goods	1,738	1,570
Total inventories at the lower of cost and net realisable value	3,611	3,117

(i)
Work-in-progress
includes $9 million (2020: $9 million) in respect of the cumulative costs incurred, net of amounts transferred to cost of sales under percentage-of-completion
accounting, for construction contracts in progress at the balance sheet date.

An analysis of the Group’s cost of sales expense is provided in note 4 to the financial statements.
Write-downs of inventories recognised as an expense within cost of sales amounted to $
2
million (2020: $
9
 million;

2019: $
9
million).

17.  Trade and Other Receivables

	2021 $m	2020 $m
Current
Trade receivables	3,586	3,209
Construction contract assets (i)	565	499
Total trade receivables and construction contract assets, gross	4,151	3,708
Loss allowance	(131)	(140)
Total trade receivables and construction contract assets, net	4,020	3,568
Amounts receivable from equity accounted investments	31	32
Prepayments	251	221
Other receivables	267	265
Total	4,569	4,086

Non-current
Other receivables	239	325

(i)
Includes unbilled revenue and retentions held by customers in respect of construction contracts at the balance sheet date amounting to $361 million and $204 million respectively (2020: $297 million and $202 million respectively). The movements in these balances during the year was as follows:

	Unbilled revenue		Retentions
	2021 $m	2020 $m	2021 $m	2020 $m
At 1 January	297	278	202	206
Translation adjustment	(4)	7	(1)	3
Additional contract balances recognised	318	238	130	130
Invoiced in the period	(239)	(226)	-	-
Received from customers	-	-	(125)	(137)
Written off during the year	(11)	-	-	-
Disposals	-	-	(2)	-
At 31 December	361	297	204	202
Trade receivables, construction contract assets and deferred divestment consideration are measured at amortised cost (less any expected credit loss allowance) as the Group’s business model is to “hold to collect” contractual cash flows, and the cash flows arising from trade and other receivables are solely payments of principal and interest. The carrying amount of trade receivables, construction contract assets and deferred divestment consideration closely approximate their fair value.
Valuation and qualifying accounts (expected credit loss allowance)
The movements in the expected credit loss allowance for receivables during the financial year were as follows:

	2021 $m	2020 $m	2019 $m
At 1 January	140	133	153
Translation adjustment	(5)	5	(1)
Disposed of during year	(1)	(4)	(34)
Written off during year	(14)	(23)	(29)
Arising on acquisition (note 30)	1	-	1
Net remeasurement of expected credit loss allowance	10	29	43
At 31 December	131	140	133

2021 Annual Report and Form 20-F	179

Given the common profile of CRH’s customers, how customer credit risk is managed at appropriate Group locations, and the breadth and scale of its international operations, a disclosure of concentrations of credit risk by segment best enables users of financial statements to assess CRH’s credit risk exposure. The following table sets out the gross carrying value of trade receivables and construction contract assets and expected credit loss allowance by segment:

	Trade receivables and construction contract assets, gross			Expected credit loss allowance
	2021 $m	2020 $m	2019 $m	2021 $m	2020 $m	2019 $m
Americas Materials	1,735	1,475	1,520	27	34	31
Europe Materials	1,427	1,403	1,379	79	83	78
Building Products (i)	989	830	810	25	23	24
Total Group	4,151	3,708	3,709	131	140	133

(i)	Analysis of Building Products segment by geographic location:

Americas	821	676	662	19	17	18
Europe	168	154	148	6	6	6
Total	989	830	810	25	23	24

Customer
credit risk is managed according to established policies, procedures and controls. Customer credit quality is assessed in line with strict credit rating criteria and credit limits are established where appropriate. Outstanding customer balances are regularly monitored for evidence of customer financial difficulties including payment default, breach of contract etc. Significant balances are reviewed individually while smaller balances are grouped and assessed collectively. Receivables balances are in general unsecured and non-interest-bearing. Customer credit risk arising in the context of the Group’s receivables is not significant and the total expected credit loss allowance for impairment of trade receivables and construction contract assets amounts to
3.2%
of the Group’s gross trade receivables and construction contract assets (2020: 3.8%). The Group considers the ageing of past due receivables a key factor in assessing credit risk. The trade receivables and construction contract assets balances disclosed above comprise a large number of customers spread across the Group’s activities and geographies with balances classified as “not past due” representing
68%
of the total gross trade receivables and construction contract assets balance at the balance sheet date (2020:
66%).
There have been no significant changes to the Group’s credit risk parameters or to the composition of the Group’s trade receivables and construction contract assets portfolio during the financial year.
The Group applies the simplified approach to providing for expected credit losses (ECL) permitted by IFRS 9 which requires expected lifetime losses to be recognised from initial recognition of the receivables. Receivables such as those which relate to bonded government contracts and receivables which fall under credit insurance are considered lower risk and would not attract a material ECL. Given the positive economic outlook (e.g. forecast Gross Domestic Product) for the next 12 months in the majority of the economies in which we operate we consider that our ECL adequately represents the risk of default on our receivable balances.
Trade receivables are written off when there is no reasonable expectation of recovery, such as a debtor failing to engage in a repayment plan with the company. Where recoveries are made, these are recognised in the Consolidated Income Statement.

Aged analysis
The aged analysis of net trade receivables and construction contract assets at the balance sheet date was as follows:

	Americas Materials	Europe Materials	Building Products	Total	Americas Materials	Europe Materials	Building Products	Total
	2021 $m	2021 $m	2021 $m	2021 $m	2020 $m	2020 $m	2020 $m	2020 $m
Not past due	1,139	1,050	626	2,815	956	958	523	2,437
Past due:
- less than 60 days	469	223	227	919	396	310	198	904
- 60 days or greater but less than 120 days	74	44	74	192	65	32	59	156
- 120 days or greater	26	31	37	94	24	20	27	71
Total trade receivables, net	1,708	1,348	964	4,020	1,441	1,320	807	3,568
Trade receivables and construction contract assets are in general receivable within 90 days of the balance sheet date.

18.  Trade and Other Payables

	2021 $m	2020 $m
Current
Trade payables	2,727	2,164
Construction contract-related payables (i)	336	318
Deferred and contingent acquisition consideration (ii)	33	34
Accruals	2,184	2,077
Other payables	410	196
Amounts payable to equity accounted investments	2	3
Total	5,692	4,792

Non-current
Other payables	389	381
Deferred and contingent acquisition consideration (ii)	328	330
Total	717	711

(i)
Construction contract-related payables include billings in excess of revenue, together with advances received from customers in respect of work to be performed under construction contracts and foreseeable losses thereon. $288 million was recognised in the Consolidated Income Statement during 2021 which was included in the contract-related payables balance at 31 December 2020. The movements in these balances during the year was as follows:

	Advances received		Billings in excess of revenue
	2021 $m	2020 $m	2021 $m	2020 $m
At 1 January	31	12	283	239
Translation adjustment	(3)	2	(5)	6
Additional contract balances recognised	58	29	255	254
Opening balances recognised as revenue	(30)	(12)	(258)	(216)
Disposals	-	-	(1)	-
At 31 December	56	31	274	283

The carrying amounts of trade payables, construction contract-related payables and other payables approximate their fair value largely due to the short-term maturities and nature of these instruments.

(ii)
The fair value of total contingent consideration is $317 million (2020: $301 million) (Level 3 in the fair value hierarchy), and deferred consideration is $44 million (2020: $63 million). On an undiscounted basis, the corresponding future payments relating to contingent consideration, for which the Group may be liable, ranges from $296 million to $449 million. This is based on a range of estimated potential outcomes of the expected payment amounts primarily dependent on underlying performance metrics as set out in the relevant agreements. The fair value of contingent consideration is arrived at through discounting the expected payment to present value. Based on a reasonable possible change in assumptions, the fair value ranges from $249 million to $380 million on a discounted basis. The movement in deferred and contingent consideration during the financial year was as follows:

	2021 $m	2020 $m
At 1 January	364	376
Translation adjustment	(1)	1
Arising on acquisitions and investments during year (note 30)	1	7
Changes in estimate	10	13
Paid during year	(33)	(54)
Discount unwinding	20	21
At 31 December	361	364

2021 Annual Report and Form 20-F	181

19. Movement in Working Capital and
       Provisions for Liabilities

	Working Capital
	Inventories $m	Trade and other receivables $m	Trade and other payables $m	Provisions for liabilities $m	Total $m
At 1 January 2021	3,117	4,411	(5,503)	(1,442)	583
Translation adjustment	(84)	(102)	147	37	(2)
Arising on acquisition (note 30)	157	191	(143)	(1)	204
Disposals	(22)	(20)	11	6	(25)
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 30)	-	-	(1)	-	(1)
- paid during year	-	-	33	-	33
Deferred divestment consideration:
- arising on disposals during year	-	1	-	-	1
- received during year	-	(120)	-	-	(120)
Shares to be acquired by CRH plc (Treasury Shares) (note 29)	-	-	(281)	-	(281)
Interest accruals and discount unwinding	-	11	(7)	(18)	(14)
Reclassification	4	-	(6)	-	(2)
Additions to leased mineral reserves	-	-	(10)	-	(10)
Increase/(decrease) in working capital and provisions for liabilities	439	436	(649)	2	228
At 31 December 2021	3,611	4,808	(6,409)	(1,416)	594

The equivalent disclosure for the prior years is as follows:

At 1 January 2020	3,080	4,587	(5,461)	(1,302)	904
Translation adjustment	71	107	(150)	(43)	(15)
Arising on acquisition (note 30)	23	47	(21)	-	49
Disposals	(14)	(37)	17	5	(29)
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 30)	-	-	(7)	-	(7)
- paid during year	-	-	54	-	54
Deferred divestment consideration:
- arising on disposals during year	-	14	-	-	14
- received during year	-	(123)	-	-	(123)
Interest accruals and discount unwinding	-	4	(24)	(21)	(41)
Reclassification	20	(11)	(22)	-	(13)
Additions to leased mineral reserves	-	-	(14)	-	(14)
(Decrease)/increase in working capital and provisions for liabilities	(63)	(177)	125	(81)	(196)
At 31 December 2020	3,117	4,411	(5,503)	(1,442)	583

At 1 January 2019	3,505	4,872	(5,817)	(1,244)	1,316
Effect of adopting IFRS 16	-	3	13	1	17
Translation adjustment	2	9	(8)	4	7
Arising on acquisition (note 30)	65	73	(82)	(7)	49
Disposals	(581)	(747)	570	-	(758)
Deferred and contingent acquisition consideration:
- arising on acquisitions during year (note 30)	-	-	(20)	-	(20)
- paid during year	-	-	54	-	54
Deferred proceeds arising on disposals during year	-	302	-	-	302
Interest accruals and discount unwinding	-	(12)	(1)	(25)	(38)
Additions to leased mineral reserves	-	-	(96)	-	(96)
Increase/(decrease) in working capital and provisions for liabilities	89	87	(74)	(31)	71
At 31 December 2019	3,080	4,587	(5,461)	(1,302)	904

20.  Leases

Leased right-of-use assets	Land and buildings $m	Plant and machinery $m	Other $m	Total $m
At 31 December 2021
Cost	1,573	581	105	2,259
Accumulated depreciation (and impairment charges)	(378)	(268)	(49)	(695)
Net carrying amount	1,195	313	56	1,564

At 1 January 2021, net carrying amount	1,151	342	57	1,550
Translation adjustment	(24)	(9)	(1)	(34)
Transfer to owned assets	-	(10)	-	(10)
Additions at cost	96	92	22	210
Arising on acquisition (note 30)	77	11	-	88
Disposals at net carrying amount	(12)	(5)	(1)	(18)
Adjustment as a result of remeasurement of lease liability	45	9	2	56
Depreciation charge for year	(138)	(117)	(23)	(278)
At 31 December 2021, net carrying amount	1,195	313	56	1,564

The equivalent disclosure for the prior year is as follows:

At 31 December 2020
Cost	1,419	553	97	2,069
Accumulated depreciation (and impairment charges)	(268)	(211)	(40)	(519)
Net carrying amount	1,151	342	57	1,550

At 1 January 2020, net carrying amount	1,221	378	53	1,652
Translation adjustment	28	11	2	41
Transfer to owned assets	(5)	(2)	-	(7)
Additions at cost	59	82	25	166
Arising on acquisition (note 30)	12	-	-	12
Disposals at net carrying amount	(32)	(11)	(2)	(45)
Adjustment as a result of remeasurement of lease liability	9	7	3	19
Depreciation charge for year	(132)	(123)	(24)	(279)
Impairment charge for year	(9)	-	-	(9)
At 31 December 2020, net carrying amount	1,151	342	57	1,550

At 1 January 2020
Cost	1,354	508	75	1,937
Accumulated depreciation	(133)	(130)	(22)	(285)
Net carrying amount	1,221	378	53	1,652

2021 Annual Report and Form 20-F	183

Lease lia bilities	Land and buildings $m	Plant and machinery $m	Other $m	Total $m
At 1 January 2021	1,228	350	57	1,635
Translation adjustment	(24)	(9)	(1)	(34)
Addition of right-of-use assets	96	92	22	210
Arising on acquisition (note 30)	77	11	-	88
Disposals	(14)	(5)	(1)	(20)
Remeasurements	45	9	2	56
Payments	(164)	(139)	(25)	(328)
Discount unwinding	52	10	2	64
At 31 December 2021	1,296	319	56	1,671

The equivalent disclosure for the prior year is as follows:

At 1 January 2020	1,263	382	52	1,697
Translation adjustment	30	12	1	43
Reclassifications	(6)	5	1	-
Addition of right-of-use assets	59	82	25	166
Arising on acquisition (note 30)	12	-	-	12
Disposals	(31)	(11)	(2)	(44)
Remeasurements	9	7	3	19
Payments	(162)	(139)	(25)	(326)
Discount unwinding	54	12	2	68
At 31 December 2020	1,228	350	57	1,635
The table below shows a maturity analysis of the discounted and undiscounted lease liability arising from the Group’s leasing activities. The projections are based on the foreign exchange rates applying at the end of the relevant financial year and on interest rates (discounted projections only) applicable to the lease portfolio.

	As at 31 December 2021		As at 31 December 2020
	Discounted $m	Undiscounted $m	Discounted $m	Undiscounted $m
Within one year	297	302	296	301
Between one and two years	241	254	241	255
Between two and three years	190	208	189	208
Between three and four years	154	175	154	177
Between four and five years	126	150	125	150
After five years	663	1,099	630	1,085
Total	1,671	2,188	1,635	2,176

20.  Leases - continued

The Group avails of the exemption from capitalising lease costs for short-term leases and low-value
assets where the relevant criteria are met. Variable lease payments directly linked to sales or usage are also expensed as incurred. The following lease costs have been charged to the Consolidated Income Statement as incurred:

Continuing operations	2021 $m	2020 $m
Short-term leases	241	210
Lease of low-value assets	8	7
Variable lease payments not included in the lease liability	97	86
Total	346	303

Total cash outflow for lease payments	674	629
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

	As at 31 December 2021 $m	As at 31 December 2020 $m
Within one year	4	2
Between one and two years	5	5
Between two and three years	6	9
Between three and four years	8	9
Between four and five years	8	10
After five years	568	576
Total	599	611
Income from subleasing and gains/losses on sale and leaseback transactions were not material for the Group.

2021 Annual Report and Form 20-F	185

21.  Analysis of Net Debt

Components of net debt
Net debt comprises cash and cash equivalents, interest-bearing loans and borrowings, lease liabilities and derivative financial instrument assets and liabilities; it enables investors to see the economic effects of these in total (see note 22 for details of the capital and risk management policies employed by the Group). Net debt is commonly used in computations such as net debt as a % of total equity and net debt as a % of market capitalisation.

	As at 31 December 2021		As at 31 December 2020
	Book value $m	Fair value $m	Book value $m	Fair value $m
Cash and cash equivalents (note 23)	5,783	5,783	7,721	7,721
Interest-bearing loans and borrowings (note 24)*	(10,487)	(11,340)	(12,215)	(13,407)
Lease liabilities (note 20)	(1,671)	(1,671)	(1,635)	(1,635)
Derivative financial instruments (net) (note 25)	122	122	188	188
Group net debt	(6,253)	(7,106)	(5,941)	(7,133)

Reconciliation of opening to closing net debt	2021 $m	2020 $m	2019 $m
At 1 January	(5,941)	(7,532)	(7,998)
Movement in year
Increase in interest-bearing loans and borrowings	-	(6,427)	(106)
Repayment of interest-bearing loans and borrowings (i)	1,183	4,943	640
Debt, including lease liabilities, in acquired companies (note 30)	(91)	(12)	(81)
Debt, including lease liabilities, in disposed companies	3	12	463
Effect of adopting IFRS 16	-	-	(2,237)
Net increase in lease liabilities	(249)	(153)	(184)
Repayment of lease liabilities	264	258	356
Net cash flow arising from derivative financial instruments	37	(26)	40
Mark-to-market and other non-cash adjustments	38	22	28
Translation adjustment on financing activities	441	(529)	15
Decrease/(increase) in liabilities from financing activities	1,626	(1,912)	(1,066)
Translation adjustment on cash and cash equivalents	(297)	338	(20)
(Decrease)/increase in cash and cash equivalents	(1,641)	3,165	1,552
At 31 December	(6,253)	(5,941)	(7,532)

* Interest-bearing loans and borrowings are Level 2 instruments whose fair value is derived from quoted market prices.

21.  Analysis of Net Debt - continued

The following table shows the effective interest rates on
period-end
fixed and gross debt:

	As at 31 December 2021			As at 31 December 2020
	$m	Interest rate	Weighted average fixed period Years	$m	Interest rate	Weighted average fixed period Years
Interest-bearing loans and borrowings nominal - fixed rate (ii)	(10,052)			(11,822)
Derivative financial instruments - fixed rate	1,800			1,835
Net fixed rate debt including derivatives	(8,252)	2.9%	8.6	(9,987)	2.9%	8.4
Interest-bearing loans and borrowings nominal - floating rate (iii)	(317)			(184)
Cumulative fair value hedge adjustment (ii)	(118)			(209)
Derivative financial instruments - floating rate (ii)	(1,800)			(1,835)
Derivative financial instruments (net) - fair value	122			188
Gross debt including derivative financial instruments, excluding lease liabilities	(10,365)	2.8%		(12,027)	2.7%
Lease liabilities - fixed rate	(1,671)			(1,635)
Gross debt including derivative financial instruments, including lease liabilities	(12,036)			(13,662)
Cash and cash equivalents - floating rate (note 23)	5,783			7,721
Group net debt	(6,253)			(5,941)

(i)	In January 2021 the Group repaid a $400 million bond upon maturity and in April 2021 a € 600 million bond was repaid early when a 3-month par-call option was exercised.

(ii)	Of the Group’s nominal fixed rate debt at 31 December 2021, $1,800 million (2020: $1,835 million) is hedged to a mix of USD LIBOR and EURIBOR floating rates using interest rate swaps.

(iii)	Floating rate debt comprises bank borrowings bearing interest at rates set in advance for periods ranging from overnight to less than one year largely by reference to inter-bank interest rates.

2021 Annual Report and Form 20-F	187

Currency profile
The currency profile of the Group’s net debt and net worth (capital and reserves attributable to the Company’s equity holders) as at 31 December 2021 and 31 December 2020 is as follows:

	US Dollar $m	euro $m	Pound Sterling $m	Canadian Dollar $m	Philippine Peso $m	Polish Zloty $m	Swiss Franc $m	Other (i) $m	Total $m
Cash and cash equivalents (note 23)	2,266	2,386	365	274	19	166	103	204	5,783
Interest-bearing loans and borrowings (note 24)	(4,665)	(4,479)	(537)	(3)	(431)	-	(361)	(11)	(10,487)
Lease liabilities (note 20)	(856)	(250)	(255)	(150)	(8)	(54)	(47)	(51)	(1,671)
Derivative financial instruments (net) (note 25)	189	1,463	(339)	(606)	(91)	(184)	-	(310)	122
Net debt by major currency including derivative financial instruments	(3,066)	(880)	(766)	(485)	(511)	(72)	(305)	(168)	(6,253)

Non-debt assets and liabilities analysed as follows:
Non-current assets	17,661	4,204	2,614	1,844	1,621	371	608	1,606	30,529
Current assets	4,369	1,498	993	564	176	161	84	377	8,222
Non-current liabilities	(3,115)	(714)	(431)	(213)	(132)	(19)	(168)	(71)	(4,863)
Current liabilities	(2,866)	(1,593)	(1,156)	(348)	(153)	(178)	(83)	(344)	(6,721)
Non-controlling interests	(105)	(45)	-	-	(498)	-	(8)	(25)	(681)
Capital and reserves attributable to the Company’s equity holders	12,878	2,470	1,254	1,362	503	263	128	1,375	20,233

The equivalent disclosure for the prior year is as follows:

Cash and cash equivalents (note 23)	1,886	4,586	319	319	62	149	125	275	7,721
Interest-bearing loans and borrowings (note 24)	(5,134)	(5,589)	(543)	(6)	(546)	-	(374)	(23)	(12,215)
Lease liabilities (note 20)	(797)	(282)	(247)	(156)	(10)	(31)	(54)	(58)	(1,635)
Derivative financial instruments (net) (note 25)	937	736	(344)	(774)	(25)	(111)	-	(231)	188
Net debt by major currency including derivative financial instruments	(3,108)	(549)	(815)	(617)	(519)	7	(303)	(37)	(5,941)

Non-debt assets and liabilities analysed as follows:
Non-current assets	16,199	4,614	2,598	1,905	1,759	368	553	1,787	29,783
Current assets	3,586	1,465	871	519	171	155	85	387	7,239
Non-current liabilities	(3,094)	(678)	(391)	(229)	(177)	(22)	(145)	(97)	(4,833)
Current liabilities	(2,160)	(1,654)	(980)	(338)	(165)	(175)	(91)	(337)	(5,900)
Non-controlling interests	(103)	(54)	-	-	(501)	-	(8)	(26)	(692)
Capital and reserves attributable to the Company’s equity holders	11,320	3,144	1,283	1,240	568	333	91	1,677	19,656

(i)	The principal currencies included in this category are the Chinese Renminbi, the Romanian Leu, the Ukrainian Hryvnia, the Serbian Dinar and the Indian Rupee.

21.  Analysis of Net Debt - continued

Liquidity and capital resources
The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position:

	2021 $m	2020 $m	2019 $m
Net cash inflow from operating activities	4,210	3,938	3,881
Net cash (outflow)/inflow from investing activities	(2,546)	(1,060)	217
Net cash (outflow)/inflow from financing activities	(3,305)	287	(2,546)
(Decrease)/increase in cash and cash equivalents	(1,641)	3,165	1,552
Cash and cash equivalents at beginning of year (note 23)	7,721	4,218	2,686
Effect of exchange rate changes	(297)	338	(20)
Cash and cash equivalents at end of year (note 23)	5,783	7,721	4,218
Lease liabilities	(1,671)	(1,635)	(1,697)
Bank overdrafts (excluding those in notional cash pooling arrangements)	(111)	(120)	(46)
Borrowings	(10,376)	(12,095)	(10,081)
Derivative financial instruments	122	188	74
Total liabilities from financing activities	(12,036)	(13,662)	(11,750)
Net debt at end of year	(6,253)	(5,941)	(7,532)
The Group believes that its financial resources (operating cash together with cash and cash equivalents of $5.8 billion and undrawn committed loan facilities of $4.0 billion) is sufficient to cover the Group’s cash requirements.
At 31 December 2021, US Dollar and euro denominated cash and cash equivalents represented 39% (2020: 24%) and 41% (2020: 59%) of total cash and cash equivalents respectively.
Significant borrowings
The main sources of Group debt funding are public bond markets in Europe and North America. The following external bonds were outstanding as at 31 December 2021:

	Annual coupons	Outstanding (millions)	Final maturity	Hedged to floating rate (millions)
Swiss Franc bonds	1.375%	CHF330	2022	-
euro bonds	3.125%	€ 750	2023	€375
euro bonds	0.875%	€ 500	2023	-
euro bonds	1.875%	€ 600	2024	-
US Dollar bonds	3.875%	$1,250	2025	$875
euro bonds	1.250%	€ 750	2026	-
US Dollar bonds	3.400%	$600	2027	-
US Dollar bonds	3.950%	$900	2028	$500
euro bonds	1.375%	€ 600	2028	-
Pound Sterling bonds	4.125%	£400	2029	-
euro bonds	1.625%	€ 750	2030	-
US Dollar bonds (i)	6.400%	$213	2033	-
US Dollar bonds	5.125%	$500	2045	-
US Dollar bonds	4.400%	$400	2047	-
US Dollar bonds	4.500%	$600	2048	-

(i)
The $300 million bond was issued in September 2003, and at the time of issuance the bond was partially swapped to floating interest rates. In August 2009 and December 2010, $87 million of the issued notes were acquired by CRH plc as part of liability management exercises undertaken and the interest rate hedge was closed out. At 31 December 2021, the remaining fair value hedge adjustment on the hedged item on the Consolidated Balance Sheet was $35 million (2020: $38 million).

2021 Annual Report and Form 20-F	189

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
The capital structure of the Group, which comprises net debt and capital and reserves attributable to the Company’s equity holders, may be summarised as follows:

	2021 $m	2020 $m
Capital and reserves attributable to the Company’s equity holders	20,233	19,656
Net debt	6,253	5,941
Capital and net debt	26,486	25,597
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
Dividend cover for the year ended 31 December 2021 amounted to 2.7x (2020: 1.2x).
No changes were made in the objectives or policies during 2021.
Financial risk management objectives and policies
The Group uses financial instruments throughout its businesses: interest-bearing loans and borrowings, cash and cash equivalents and leases are used to finance the Group’s operations; trade receivables and trade payables arise directly from operations; and derivatives, principally interest rate and currency swaps and currency forwards, are used to manage interest rate risks and currency exposures and to achieve the desired profile of borrowings.
In accordance with the UK Financial Conduct Authority’s announcement on 5 March 2021, LIBOR benchmark rates were discontinued after 31 December 2021 except for the majority of the US dollar settings which will be discontinued after 30 June 2023. Those rates that were discontinued were replaced by alternative risk-free rates (ARR) as part of the inter-bank offer rate (IBOR) reform.
The Group prepared an action plan, encompassing treasury, legal, accounting and IT functions, to enable a smooth transition to the alternative benchmark rates. The review identified a range of contracts that reference IBORs, including credit facilities, derivative instruments, money market deposits, lease agreements, and supply contract agreements. Action plans were developed for each of these arrangements to ensure a smooth transition to ARR. None of the changes had an impact on the Group’s financing or interest rate hedging strategies, nor did they have a material financial impact.
At 31 December 2021, the notional value of hedging instruments that reference
3-month
US LIBOR is

$1.4 billion. While the Secured Overnight Financing Rate (SOFR) benchmark rate has been widely adopted by market participants and effectively replaced US LIBOR in new contracts since 31 December 2021, a number of US LIBOR settings, including
3-month
and
6-month
US LIBOR, will continue to be published until 30 June 2023. Accordingly, absent any agreement with counterparties to transition to an ARR before this date, the Group’s existing USD denominated interest rate swaps with maturity dates beyond 30 June 2023 will only transition to ARR once US LIBOR publication ceases. As at 31 December 2021, the Group has not transitioned any of its existing USD denominated interest rate swaps to ARRs. The Group’s other interest rate swaps reference EURIBOR rates and thus are not impacted by the IBOR reforms.
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
The Group’s hedging activity is based on observable economic relationships, when there is confidence that such relationships will continue for the foreseeable future. Matching critical terms such as notional amount, tenor, timing and currency, the Group establishes relationships between a hedge item and hedge instrument where directional response to changes in fair value, driven by underlying economic conditions, are opposing and proportional in equal measure being an economic relationship under IFRS 9. Hedging ratios of 1:1 are used throughout all hedging activity as the hedge item and hedge instrument are of the same type and currency. The hedges employed mitigate identified risks and have consistently demonstrated close economic relationships. Ineffectiveness between the hedge item and hedge instrument are immaterial in the overall context of the Group.
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

22.  Capital and Financial Risk Management - continued

The following table demonstrates the impact on profit before tax of a range of possible changes in the interest rates applicable to net floating rate borrowings, with all other variables held constant. These impacts are calculated based on the closing balance sheet floating rate net debt for a full year and assume that all floating interest rates change by the same amount.

Percentage change in cost of borrowings (i)		+/- 1%

Impact on profit before tax	2021	+/- $38m
	2020	+/- $59m
	2019	+/- $23m

(i)	Sensitivity analysis for cost of borrowing has been presented for continuing operations only.
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
Given the Group’s presence in 2
8
 countries worldwide, the principal foreign exchange risk arises from fluctuations in the US Dollar value of the Group’s net investment in a wide basket of currencies other than the US Dollar; such changes are reported separately within the Consolidated Statement of Comprehensive Income. A currency profile of the Group’s net debt and net worth is presented in note 21. The Group’s established policy is to spread its net worth across the currencies of its various operations with the objective of limiting its exposure to individual currencies and thus promoting consistency with the geographical balance of its operations. In order to achieve this objective, the Group manages its borrowings, where practicable and cost effective, to act as a natural foreign currency hedge of a portion of its foreign currency assets.
The Group’s foreign exchange hedging strategy and activity is based on the assumption that changes in international economic factors are reflected in current foreign exchange rates and impacts the translation of the Group’s
non-euro
net assets (euro being the functional currency of the ultimate parent company). The economic relationship, being the translation impact of the Group’s net investment in non-euro
subsidiaries (hedge item) is hedged against a foreign currency swap (hedge instrument) to counterbalance movements in foreign currency rates. The Group identifies certain portions of foreign currency net investments where foreign currency translation movements can be mitigated through the use of currency swaps in the same currency pairing. A hedge ratio of 1:1 is established. As at 31 December 2021, the notional amount of hedged net investments was $726 million (2020: $1,028 million). The primary currency pairs in use are euro versus Canadian Dollar, Pound Sterling, Romanian Leu, Polish Zloty and Danish Kroner. The fair value movements of the hedge instruments are inverse to the impact of the translation of the hedged net assets because the critical terms match. This reduces the Group’s exposure to fluctuations on the translation of the Group’s subsidiaries with a non-euro
functional currency into euro. Potential sources of ineffectiveness are changes in the interest rate differential
s
of the hedged currency pair
s
, recorded through the Consolidated Income Statement. Past trends indicate that the economic relationship described will continue for the foreseeable future. The fair values and maturity analysis of the hedge instruments are set out in note 25. Undesignated financial instruments are termed “not designated as hedges”.
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

Percentage change in relevant $/ € exchange rate (i)		+/- 5%
Impact on profit before tax	2021	-/+ $22m
	2020	-/+ $19m
	2019	+/- $4m

Impact on total equity*	2021	+/-$123m
	2020	+/-$157m
	2019	+/-$177m

* Includes the impact on financial instruments which is as follows:	2021	-/+ $44m
	2020	-/+ $27m
	2019	-/+ $11m

(i)	Sensitivity analysis for exchange rates has been presented for continuing operations only.
Financial instruments include deposits, money market funds, commercial papers, bank loans, medium-term notes and other fixed term debt, interest rate swaps, commodity swaps and foreign exchange contracts. They exclude trade receivables and trade payables on the basis that they are denominated in the currency of the underlying operations. The Group minimises the impact of movements in foreign exchange rates on the Group’s income statement through matching where possible, foreign currency monetary assets and liabilities or the use of derivative contracts at an entity level.
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

2021 Annual Report and Form 20-F	191

Acceptable credit ratings for deposits and other financial instruments are higher investment-grade ratings—in general, counterparties have ratings of
A3/A-/A-
or higher from at least two of Moody’s/Standard & Poor’s/Fitch ratings agencies. The maximum exposure arising in the event of default on the part of the counterparty (including insolvency) is the carrying value of the relevant financial instrument.

Credit rating of counterparty (Moody’s/Standard & Poor’s/
Fitch)

	As at 31 December 2021		As at 31 December 2020
	$m	%	$m	%

Aaa/AAA/AAA	2,021	35%	916	12%
Aa/AA/AA	2,394	41%	3,074	40%
A/A/A	1,216	21%	3,536	46%
Baa/BBB/BBB or lower	152	3%	195	2%
	5,783	100%	7,721	100%

Money market liquidity funds are managed by external third-party fund managers to maintain Aaa/AAA long-term ratings and P1/A1 short-term ratings from Moody’s/Standard & Poor’s. The Group limits its investment in each fund to a prescribed maximum amount or 5% of the fund’s assets under management, whichever is the lower. The Group has a number of managed investment funds that hold fixed income euro securities with an average credit quality of Aaa/AAA. As at 31 December 2021, 65% (2020: 88%) of cash and cash equivalents was held with higher investment grade bank counterparties, and 35% (2020: 12%) with the money market funds.
Credit risk arising in the context of the Group’s operations is not significant with the total loss allowance at the balance sheet date amounting to 3.2% of gross trade receivables and construction contract assets (2020: 3.8%). Information in relation to the Group’s credit risk management of trade receivables is provided in note 17. Amounts receivable from related parties (notes 17 and 32) are immaterial. Factoring arrangements and supplier financing arrangements are employed in certain of the Group’s operations where deemed to be of benefit by operational management and are deemed immaterial.
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
The Group’s
€
1.5 billion Euro Commercial Paper Programme and $2.0 billion US Dollar Commercial Paper Programme means we have framework programmes in the money markets in place that allow the Group to issue in the relevant markets within a short period of time.
Commodity price risk
The principal commodity price risks are identified in a variety of highly probable and active commodity contracts where a significant part of the price to be paid relies on a reference to specific floating price indices (usually US Dollar) for a specific period. Programmes are in place to hedge the quantities and qualities of commodity products, including fuel oil and related products, electricity and carbon credits. The aim of the programmes is to neutralise the variability in the Consolidated Income Statement as a result of changes in associated commodity indices over a timeframe of approximately four years (2020: five years). A hedge ratio of 1:1 is established. Fixed price swap contracts in the entity’s operating currency are used to hedge the same specific floating index risk and currency risk where it is determined that those risks are better managed at a fixed price rather than being exposed to uncontrollable price fluctuations due to the floating price index element of the contract. Sources of ineffectiveness can relate to timing of cash flows and counterparty credit risk adjustments. The derivative contracts qualify for cash flow hedge accounting under IFRS 9 and the fair values by maturity are set out in note 25.

The notional and fair values in respect of derivative contracts as at 31 December 2021 and 31 December 2020 were as follows:
Profile of commodity
products

	As at 31 December 2021		As at 31 December 2020
	Notional value $m	Fair value $m	Notional value $m	Fair value $m

Commodity swaps	86	-	85	-
Derivative asset/(liability)	-	32	-	(2)

22.  Capital and Financial Risk Management - continued

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

	Within 1 year $m	Between 1 and 2 years $m	Between 2 and 3 years $m	Between 3 and 4 years $m	Between 4 and 5 years $m	After 5 years $m	Total $m
At 31 December 2021

Financial liabilities - cash outflows

Trade and other payables	5,697	196	44	202	170	288	6,597

Lease liabilities	302	254	208	175	150	1,099	2,188

Other interest-bearing loans and borrowings	559	1,420	683	1,254	853	5,666	10,435

Interest payments on other interest-bearing loans and borrowings (i)	315	286	264	238	214	1,715	3,032

Currency forwards and currency swaps - gross cash outflows	1,567	-	-	-	-	-	1,567

Other derivative financial instruments	1	-	-	-	-	-	1
Gross projected cash outflows	8,441	2,156	1,199	1,869	1,387	8,768	23,820

Derivative financial instruments - cash inflows

Interest rate swaps - net cash inflows (ii)	(41)	(34)	(32)	(22)	(13)	(20)	(162)

Currency forwards and currency swaps - gross cash inflows	(1,559)	-	-	-	-	-	(1,559)

Other derivative financial instruments	(32)	(1)	-	-	-	-	(33)
Gross projected cash inflows	(1,632)	(35)	(32)	(22)	(13)	(20)	(1,754)

The equivalent disclosure for the prior year is as follows:

At 31 December 2020

Financial liabilities - cash outflows

Trade and other payables	4,797	171	49	209	181	371	5,778

Lease liabilities	301	255	208	177	150	1,085	2,176

Other interest-bearing loans and borrowings	1,270	479	1,538	741	1,255	6,805	12,088

Interest payments on other interest-bearing loans and borrowings (i)	345	328	296	272	246	1,952	3,439

Currency forwards and currency swaps - gross cash outflows	2,345	-	-	-	-	-	2,345

Other derivative financial instruments	5	1	-	-	-	-	6
Gross projected cash outflows	9,063	1,234	2,091	1,399	1,832	10,213	25,832

Derivative financial instruments - cash inflows

Interest rate swaps - net cash inflows (ii)	(40)	(40)	(33)	(30)	(22)	(32)	(197)

Currency forwards and currency swaps - gross cash inflows	(2,350)	-	-	-	-	-	(2,350)

Other derivative financial instruments	(4)	(1)	-	-	-	-	(5)
Gross projected cash inflows	(2,394)	(41)	(33)	(30)	(22)	(32)	(2,552)

(i)
At 31 December 2021 and 31 December 2020, a portion of the Group’s long-term debt carried variable interest rates. The Group uses the interest rates in effect on 31 December to calculate the interest payments on the long-term debt for the periods indicated.

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

2021 Annual Report and Form 20-F	193

23.  Cash and Cash Equivalents

Cash and cash equivalents balances are spread across a wide number of highly-rated financial institutions. The credit risk attaching to these items is documented in note 22.
Cash and cash equivalents are included in the Consolidated Balance Sheet at amortised cost and are analysed as follows:

	2021 $m	2020 $m
Cash at bank and in hand	925	1,482

Investments (short-term deposits)	4,858	6,239
Total	5,783	7,721
Cash at bank earns/pays interest at floating rates based on daily deposit bank rates. Short-term deposits, which include bank and money market deposits, are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, earning interest at the respective short-term deposit rates.
Money market deposits are held at fair value through profit and loss and are Level 1 instruments. The fair values of money market deposits are calculated by multiplying the net asset value per share by the investment held at the balance sheet date.
24.  Interest-bearing Loans and Borrowings

	2021 $m	2020 $m
Bank overdrafts	111	120

Bank loans	430	541

Bonds	9,946	11,554
Interest-bearing loans and borrowings	10,487	12,215
Interest-bearing loans and borrowings include borrowings of $nil million (2020: $nil million) secured on specific items of property, plant and equipment.
Maturity profile of loans and borrowings and undrawn committed facilities

	As at 31 December 2021		As at 31 December 2020
	Loans and borrowings $m	Undrawn committed facilities $m	Loans and borrowings $m	Undrawn committed facilities $m
Within one year	549	19	1,257	10

Between one and two years	1,422	-	467	5

Between two and three years	676	-	1,552	61

Between three and four years	1,277	-	733	-

Between four and five years	845	3,964	1,320	4,294

After five years	5,718	-	6,886	-
Total	10,487	3,983	12,215	4,370

The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities figures shown in the table above represent the facilities available to be drawn by the Group at 31 December 2021.
The Group successfully carried out an amendment of its
€
3.5 billion revolving credit facility in March 2021 whereby the Group extended the maturity date of the facility for a further year to 2026. In January 2021 the Group repaid a $400 million bond upon maturity and in April 2021 a
€
600 million bond was repaid early when a
3-month
par-call
option was exercised.

At the end of 2021 a number of LIBOR settings ceased to be published (including Sterling and
Swiss Franc), while certain US Dollar LIBOR settings will continue to be provided until June 2023. There is no change to the publication of EURIBOR rates. The Group’s syndicated revolving credit facility (undrawn as at 31 December 2021) previously referenced USD LIBOR, GBP LIBOR and CHF LIBOR rates. During 2021 the Group negotiated with its Lenders amendments to the facility to include market standard LIBOR replacement language. From 1 January 2022 the agreement will adopt the Secured Overnight Financing Rate (SOFR), Sterling Overnight Index Average (SONIA) and Swiss Average Rate Overnight (SARON) as the alternative benchmark rates in respect of USD, GBP and CHF LIBOR rates respectively.
Guarantees
The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: $10.0 billion in respect of loans and borrowings, bank advances and derivative obligations (2020: $11.6 billion) and $0.4 billion in respect of letters of credit (2020: $0.4 billion).
Any Irish registered wholly-owned subsidiary of the Company may avail of the exemption from filing its statutory financial statements for the year ended 31 December 2021 as permitted by section 357 of the Companies Act 2014 and if an Irish registered wholly-owned subsidiary of the Company elects to avail of this exemption, there will be in force an irrevocable guarantee from the Company in respect of all commitments entered into by such wholly-owned subsidiary, including amounts shown as liabilities (within the meaning of section 357 (1) (b) of the Companies Act 2014) in such wholly-owned subsidiary’s statutory financial statements for the year ended 31 December 2021
.

25.  Derivative Financial Instruments

The fair values of derivative financial instruments are analysed by year of maturity and by accounting designation as follows:

	Fair value hedges $m	Cash flow hedges $m	Net investment hedges $m	Not designated as hedges $m	Total $m
At 31 December 2021

Derivative assets

Within one year - current assets	-	36	1	2	39

Between one and two years	20	1	-	-	21

Between three and four years	32	-	-	-	32

After five years	44	-	-	-	44
Non-current assets	96	1	-	-	97

Total derivative assets	96	37	1	2	136

Derivative liabilities

Within one year - current liabilities	-	(2)	(10)	(2)	(14)

Total derivative liabilities	-	(2)	(10)	(2)	(14)

Net asset/(liability) arising on derivative financial instruments	96	35	(9)	-	122

The equivalent disclosure for the prior year is as follows:

At 31 December 2020

Derivative assets

Within one year - current assets	-	7	8	2	17

Between one and two years	-	1	-	-	1

Between two and three years	32	-	-	-	32

Between four and five years	74	-	-	-	74

After five years	77	-	-	-	77
Non-current assets	183	1	-	-	184

Total derivative assets	183	8	8	2	201

Derivative liabilities

Within one year - current liabilities	-	(6)	(2)	(4)	(12)

Between one and two years - non-current liabilities	-	(1)	-	-	(1)

Total derivative liabilities	-	(7)	(2)	(4)	(13)

Net asset/(liability) arising on derivative financial instruments	183	1	6	(2)	188

2021 Annual Report and Form 20-F	195

At 31 December 2021 and 2020, the Group had no master netting or similar arrangements, no collateral posting requirements, or enforceable right of set-off
agreements with any of its derivative counterparts.
Fair value hedges consist of interest rate swaps. These instruments hedge risks arising from changes in asset/liability fair values due to interest rate movements.
Cash flow hedges consist of currency forwards, currency swaps and commodity swaps. These instruments hedge risks arising to future cash flows from movements in foreign exchange rates and commodity prices. Cash flow hedges are expected to affect profit and loss over the period to maturity.
Net investment hedges comprise of currency forwards and currency swaps and hedge changes in the value of net investments due to currency movements.

The profit/(loss) arising on fair value hedges, cash flow hedges, and related hedged items reflected in the Consolidated Income Statement is shown below:

	2021 $m	2020 $m	2019 $m
Fair value hedges and related hedged items

Movement in cumulative fair value of the hedge adjustment of hedge instruments	(85)	97	72

Movement in cumulative fair value of the hedge adjustment of hedged items	87	(83)	(71)

Components of other comprehensive income - cash flow hedges

Gains/(losses) arising during the year:

- commodity swaps	34	(2)	30

- currency forwards	-	9	(3)

Total	34	7	27

Fair value hierarchy	2021 Level 2 $m	2020 Level 2 $m
Assets measured at fair value

Fair value hedges - interest rate swaps	96	183

Cash flow hedges - currency forwards, currency swaps and commodity swaps	37	8

Net investment hedges - currency forwards and currency swaps	1	8

Not designated as hedges (classified as held for trading) - currency forwards and currency swaps	2	2
Total	136	201

Liabilities measured at fair value

Cash flow hedges - currency forwards, currency swaps and commodity swaps	(2)	(7)

Net investment hedges - currency forwards and currency swaps	(10)	(2)

Not designated as hedges (classified as held for trading) - currency forwards and currency swaps	(2)	(4)
Total	(14)	(13)
At 31 December 2021 and 2020 there were no derivatives valued using Level 1 or Level 3 fair value techniques.

26.  Provisions for Liabilities

	At 1 January $m	Translation adjustment $m	Arising on acquisition (note 30) $m	Provided during year $m	Utilised during year $m	Disposed during year $m	Reversed unused $m	Discount unwinding $m	At 31 December $m
31 December 2021

Insurance (i)	349	(4)	1	137	(76)	-	(17)	5	395

Environment and remediation (ii)	684	(18)	-	49	(26)	(3)	(15)	10	681

Rationalisation and redundancy (iii)	48	(1)	-	29	(36)	-	(19)	-	21

Other (iv)	361	(14)	-	100	(63)	(3)	(65)	3	319
Total	1,442	(37)	1	315	(201)	(6)	(116)	18	1,416

Analysed as:

Non-current liabilities	953								937

Current liabilities	489								479
Total	1,442								1,416

The equivalent disclosure for the prior year is as follows:

31 December 2020

Insurance (i)	330	4	-	162	(119)	-	(34)	6	349

Environment and remediation (ii)	585	23	-	103	(15)	(5)	(19)	12	684

Rationalisation and redundancy (iii)	17	2	-	111	(77)	-	(5)	-	48

Other (iv)	370	14	-	125	(59)	-	(92)	3	361
Total	1,302	43	-	501	(270)	(5)	(150)	21	1,442

Analysed as:

Non-current liabilities	854								953

Current liabilities	448								489
Total	1,302								1,442

(i)
This provision relates to obligations arising under the self-insurance components of the Group’s insurance arrangements which comprise employers’ liability (workers’ compensation in the US), public and products liability (general liability in the US), automobile liability, property damage, business interruption and various other insurances; a substantial proportion of the total provision pertains to claims which are classified as “incurred but not reported”. Due to the extended timeframe associated with many of the insurances, a significant proportion of the total provision is subject to periodic actuarial valuation. The projected cash flows underlying the discounting process are established through the application of actuarial triangulations, which are extrapolated from historical claims experience. The triangulations applied in the discounting process indicate that the Group’s insurance provisions have an average life of four years (2020: four years).

(ii)
This provision comprises obligations governing site remediation, restoration and environmental works to be incurred in compliance with either local or national environmental regulations together with constructive obligations stemming from established best practice. The value of current obligations is $96 million (2020: $106 million), whilst $310 million (2020: $301 million) of the total provision will be utilised
in the medium-term (two to ten years). The value of legal and constructive obligations applicable to long-lived assets (principally mineral-bearing land) that will unwind over a
30-year
timeframe is $275 million (2020: $277 million). In discounting the related obligations, expected future cash outflows have been determined with due regard to extraction status and anticipated remaining life. The discount rates used are consistent with the timing of the expected future cash outflows of the provision and the economic environment of the jurisdiction where the provision will be settled.

(iii)
These provisions relate to irrevocable commitments under various rationalisation and redundancy programmes, none of which are individually material to the Group. In 2021, $29 million (2020: $111 million; 2019: $32 million) was provided in respect of rationalisation and redundancy activities as a consequence of undertaking various cost reduction initiatives across all operations. These initiatives included removing excess capacity from manufacturing and distribution networks and scaling operations to match supply and demand. The Group expects that these provisions will primarily be utilised within one to two years of the balance sheet date (2020: one to two years).

(iv)
Other provisions primarily relate to legal claims and also include onerous contracts, guarantees and warranties and employee related provisions. The Group expects the majority of these provisions will be utilised within one to five years of the balance sheet date (2020: one to five years); however due to the nature of the legal provisions there is a level of uncertainty in the timing of settlement as the Group generally cannot determine the extent and duration of the legal process.

2021 Annual Report and Form 20-F	197

27.  Deferred Income Tax

The deductible and taxable temporary differences in respect of which deferred tax has been recognised are as follows:

	2021 $m	2020 $m
Reported in balance sheet after offset

Deferred tax liabilities	2,734	2,613

Deferred tax assets	(109)	(129)
Net deferred income tax liability	2,625	2,484

Deferred income tax assets (deductible temporary differences)

Deficits on Group retirement benefit schemes	98	128

Revaluation of derivative financial instruments to fair value	4	8

Tax loss carryforwards (primarily income tax losses)	93	176

Share-based payment expense	54	41

Provisions for liabilities and working capital-related items	446	402

Lease liabilities	335	330

Other deductible temporary differences	87	59
Total	1,117	1,144
Deferred income tax assets have been recognised in respect of all deductible temporary differences, with the exception of some tax loss carryforwards. The amount of tax losses where recovery is not probable and is therefore not recognised in the Consolidated Balance Sheet is $1.2 billion (2020: $1.4 billion). The vast majority either do not expire based on current tax legislation or they expire post 2026 (2020: 2025). Of the losses not recognised in the Consolidated Balance Sheet, $0.1 billion (2020: $0.1 billion) expire within five years, $0.4 billion (2020: $0.3 billion) expire post five years and the remainder of losses do not expire.

Deferred income tax liabilities (taxable temporary differences)

Taxable temporary differences principally attributable to accelerated tax depreciation and fair value adjustments arising on acquisition (i)	3,218	3,123

Leased right-of-use assets	314	315

Investment in subsidiaries	164	161

Surpluses on Group retirement benefit schemes	9	-

Revaluation of derivative financial instruments to fair value	15	12

Rolled-over capital gains	22	17
Total	3,742	3,628
Investments in subsidiaries
The aggregate temporary differences in relation to investments in subsidiaries for which deferred tax liabilities have not been recognised is $12.1 billion (2020: $10.9 billion) given the Group is in a position to control the timing of reversal and management’s intention not to unwind these temporary differences. Participation exemptions and tax credits are available in the majority of jurisdictions in which the Group operates. A deferred tax liability has been recognised in respect of any temporary differences relating to investments in subsidiaries expected to unwind in the foreseeable future.

Movement in net deferred income tax liability

At 1 January	2,484	2,551

Translation adjustment	(34)	41

Net expense/(income) for the year	103	(95)

Arising on acquisition (note 30)	37	-

Disposals	1	(3)

Movement in deferred tax recognised in the Consolidated Statement of Comprehensive Income	44	(11)

Movement in deferred tax recognised in the Consolidated Statement of Changes in Equity	(10)	1
At 31 December	2,625	2,484
(i) Fair value adjustments arising on acquisition principally relate to property, plant and equipment.

28.  Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas. The disclosures included below relate to all pension schemes in the Group.
The Group operates defined benefit pension schemes in Belgium, Canada, France, Germany, Italy, the Netherlands, the Philippines, the Republic of Ireland, Romania, Serbia, Slovakia, Switzerland, the UK and the US. The Group also operated a defined benefit pension scheme in Brazil which was divested in April 2021. The Group has a mixture of funded and unfunded defined benefit pension schemes. The net surplus of the funded schemes is $54 million (2020: net liability of $154 million net of surpluses of $111

m
illion
). Unfunded obligations (including jubilee, post-retirement healthcare obligations and long-term service commitments) comprise of a number of schemes in Canada, France, Germany, Italy, the Netherlands, the Philippines, Romania, Serbia, Slovakia, Switzerland and the US, totalling a net liability of $363 million (2020: $402 million).
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
Asset volatility:
Under IAS 19
Employee Benefits
, the assets of the Group’s defined benefit pension schemes are reported at fair value (using bid prices, where relevant). The majority of the schemes’ assets comprise equities, bonds and property, all of which may fluctuate significantly in value from period to period including from fluctuations arising in respect of climate change and associated risks and uncertainties. Given that liabilities are discounted to present value based on bond yields and that bond prices are inversely related to yields, an increase in the liability discount rate (which would reduce liabilities) would reduce bond values, though not necessarily by an equal magnitude.
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

	Eurozone			United States and Canada			Switzerland
	2021%	2020%	2019%	2021%	2020%	2019%	2021%	2020%	2019%
Rate of increase in:

- salaries	2.92	2.52	3.37	3.03	3.37	3.37	1.25	1.00	1.50

- pensions in payment	1.90	1.45	1.46	-	-	-	-	-	-

Inflation	1.90	1.50	1.50	2.00	2.00	2.00	0.75	0.50	1.00

Discount rate	1.43	1.14	1.43	2.82	2.34	3.14	0.30	0.20	0.30

Medical cost trend rate	n/a	n/a	n/a	5.91	5.97	5.18	n/a	n/a	n/a

2021 Annual Report and Form 20-F	199

The mortality assumptions employed in determining the present value of scheme liabilities under IAS 19 represent actuarial guidelines in the relevant jurisdictions, taking account of mortality experience and industry circumstances. For schemes in the Republic of Ireland and the UK, the mortality assumptions used are in accordance with the underlying funding valuations. For the Group’s most material schemes, the future life expectations factored into the relevant valuations, based on retirement at 65 years of age for current and future retirees, are as follows:

	Republic of Ireland			United States and Canada			Switzerland
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Current retirees

- male	22.6	22.5	23.0	20.5	20.1	20.2	22.6	22.6	22.6

- female	24.5	24.4	24.5	22.4	22.2	22.3	24.4	24.7	24.7

Future retirees

- male	24.9	24.8	25.4	22.2	22.0	22.1	25.4	24.8	24.8

- female	26.8	26.7	26.8	24.1	23.9	24.2	26.9	26.8	26.8
The above data allows for future improvements in life expectancy.
Impact on Consolidated Income Statement
The total retirement benefit expense from continuing operations in the Consolidated Income Statement is as follows:

	2021 $m	2020 $m	2019 $m

Total defined contribution expense (i)	309	289	290

Total defined benefit expense (i)	72	70	51
Total expense in Consolidated Income Statement	381	359	341

(i)	The total defined contribution and defined benefit expense in 2019 including discontinued operations, amounted to $299 million and $70 million respectively.
At 31 December 2021, $92 million (2020: $105 million) was included in trade and
other payables in respect of defined contribution pension liabilities.
Analysis of defined benefit expense
Charged in arriving at Group profit before finance costs:

Current service cost	55	53	48
Administration expenses	4	5	8
Past service (credit)/cost net	(3)	1	(20)
Loss on settlements	6	-	-
Subtotal	62	59	36
Included in finance income and finance costs respectively:

Interest income on scheme assets	(46)	(56)	(72)
Interest cost on scheme liabilities	56	67	87
Net interest expense	10	11	15

Net expense to Consolidated Income Statement	72	70	51
The composition of the net expense to the Consolidated Income Statement is as follows:

Eurozone	29	30	28
United States and Canada	21	16	6
Switzerland	10	12	8
Other	12	12	9
Total	72	70	51

28.  Retirement Benefit Obligations - continued

Reconciliation of scheme assets (bid value)	2021 $m	2020 $m
At 1 January	3,321	3,013
Movement in year
Interest income on scheme assets	46	56
Remeasurement adjustments
- return on scheme assets excluding interest income	165	174
Employer contributions paid	43	46
Contributions paid by plan participants	7	7
Benefit and settlement payments	(258)	(158)
Administration expenses	(4)	(5)
Translation adjustment	(146)	188
At 31 December	3,174	3,321
The composition of scheme assets is as follows:

Eurozone	1,563	1,603
United States and Canada	873	1,018
Switzerland	460	444
Other	278	256
Total	3,174	3,321

Reconciliation of actuarial value of liabilities
At 1 January	(3,877)	(3,493)
Movement in year
Current service cost	(55)	(53)
Past service credit/(cost) net	3	(1)
Loss on settlements	(6)	-
Interest cost on scheme liabilities	(56)	(67)
Disposals	1	1
Remeasurement adjustments
- experience variations	(7)	32
- actuarial gain/(loss) from changes in financial assumptions	70	(251)
- actuarial gain from changes in demographic assumptions	36	12
Contributions paid by plan participants	(7)	(7)
Benefit and settlement payments	258	158
Translation adjustment	157	(208)
At 31 December	(3,483)	(3,877)
The composition of the actuarial value of liabilities is as follows:

Eurozone	(1,671)	(1,769)
United States and Canada	(1,093)	(1,293)
Switzerland	(394)	(425)
Other	(325)	(390)
Total	(3,483)	(3,877)

Net pension deficit (i)	(309)	(556)
Related deferred income tax asset	89	128
Net pension liability	(220)	(428)
The composition of the net pension liability is as follows:

Eurozone	(87)	(138)
United States and Canada	(164)	(206)
Switzerland	66	22
Other	(35)	(106)
Total	(220)	(428)

(i) Reconciliation to Consolidated Balance Sheet
Retirement benefit assets	166	-
Retirement benefit obligations	(475)	(556)
Net pension deficit	(309)	(556)

2021 Annual Report and Form 20-F	201

A UK High Court ruling in November 2020 relating to the equalisation of guaranteed minimum pensions for men and women did not materially impact the liability associated with the Group’s UK defined benefit pension schemes.
Sensitivity analysis
The revised liabilities due to the impact of a reasonably possible change (as indicated below) in the principal actuarial assumptions would be as follows:

		Eurozone 2021 $m	United States and Canada 2021 $m	Switzerland 2021 $m	Other 2021 $m	Total Group 2021 $m
Scheme liabilities at 31 December		(1,671)	(1,093)	(394)	(325)	(3,483)

Revised liabilities

Discount rate	Increase by 0.25%	(1,597)	(1,060)	(378)	(310)	(3,345)

	Decrease by 0.25%	(1,750)	(1,127)	(411)	(341)	(3,629)

Inflation rate	Increase by 0.25%	(1,745)	(1,096)	(395)	(334)	(3,570)

	Decrease by 0.25%	(1,602)	(1,090)	(393)	(319)	(3,404)

Mortality assumption	Increase by 1 year	(1,607)	(1,059)	(380)	(314)	(3,360)

	Decrease by 1 year	(1,736)	(1,127)	(408)	(335)	(3,606)
The above sensitivity analysis are derived through changing the individual assumption while holding all other assumptions constant.

Split of scheme assets	2021 $m	2020 $m
Investments quoted in active markets
Equity instruments (i)	752	862
Debt instruments (ii)	1,874	2,025
Property	128	106
Cash and cash equivalents	40	56
Investment funds	129	166

Unquoted investments
Equity instruments	2	2
Debt instruments (iii)	14	12
Property	71	69
Cash and cash equivalents	9	6
Assets held by insurance company	155	17
Total assets	3,174	3,321

(i)	Equity instruments primarily relate to developed markets.

(ii)	Quoted debt instruments are made up of $1,317 million (2020: $1,288 million) and $557 million (2020: $737 million) of government and non-government instruments respectively.

(iii)	Unquoted debt instruments primarily relate to government debt instruments.

28.  Retirement Benefit Obligations - continued

Actuarial valuations - funding requirements and future cash flows
In accordance with statutory requirements in the Republic of Ireland and funding requirements set by the Trustees in the UK, additional annual contributions and lump-sum
payments are determined to get the plans to a fully funded position (on a funding basis). The funding requirements in relation to the Group’s defined benefit schemes are assessed in accordance with the advice of independent and qualified actuaries and valuations are prepared in this regard either annually, where local requirements mandate that this be done, or at triennial intervals at a maximum in all other cases. In the Republic of Ireland and the UK, either the attained age or projected unit credit methods are used in the valuations. In Canada, Germany, Switzerland and the US, valuations are performed in accordance with the projected unit credit methodology. The dates of the funding valuations range from January 2019 to March 2021.
In general, funding valuations are not available for public inspection; however, the results of valuations are advised to the members of the various schemes on request.
The Group has contracted payments (presented on a discounted basis) to certain schemes in the UK of $17 million (2020: $20 million; 2019: $21 million).

The maturity profile of the Group’s contracted payments (on a discounted basis) is as follows:

	2021 $m	2020 $m	2019 $m
Within one year	2	2	2
Between one and two years	2	2	2
Between two and three years	2	2	2
Between three and four years	2	2	2
Between four and five years	2	2	2

After five years	7	10	11
Total	17	20	21
Employer contributions payable in the 2022 financial year including minimum funding payments (expressed using year-end
exchange rates for 2021) are estimated at $40 million.
Average duration and scheme composition

	Eurozone			United States and Canada			Switzerland
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Average duration of defined benefit obligation (years)	18.3	18.3	18.1	12.3	12.9	12.5	17.0	17.6	17.8

Allocation of defined benefit obligation by participant:

Active plan participants	69%	70%	74%	49%	43%	44%	74%	74%	74%

Deferred plan participants	10%	10%	8%	15%	12%	12%	-	-	-

Retirees	21%	20%	18%	36%	45%	44%	26%	26%	26%

2021 Annual Report and Form 20-F	203

29.  Share Capital and Reserves

Equity share capital	2021		2020
	Ordinary Shares of € 0.32 each (i)	Income Shares of € 0.02 each	Ordinary Shares of € 0.32 each (i)	Income Shares of € 0.02 each
Authorised
At 1 January ($m)	491	28	491	28
Cancellation of Income Shares (ii)	-	(28)	-	-
At 31 December ($m)	491	-	491	28

Number of Shares at 1 January (millions)	1,250	1,250	1,250	1,250
Cancellation of Income Shares (ii)	-	(1,250)	-	-
Number of Shares at 31 December (millions)	1,250	-	1,250	1,250

Allotted, called-up and fully paid
At 1 January ($m)	317	16	319	16
Cancellation of Income Shares (ii)	-	(16)	-	-
Cancellation of Treasury Shares (iii)	(8)	-	(2)	-
At 31 December ($m)	309	-	317	16

The movement in the number of shares (expressed in millions) during the financial year was as follows:

At 1 January	795	795	799	799
Cancellation of Income Shares (ii)	-	(795)	-	-
Cancellation of Treasury Shares (iii)	(21)	-	(4)	(4)
At 31 December	774	-	795	795

(i)	The Ordinary Shares represent 99.53% of the total issued share capital as at 31 December 2021 (2020: 93.71%).

(ii)
The Income Shares were cancelled with effect from 9 February 2021 pursuant to a resolution approved by the Shareholders at an extraordinary general meeting of the Company held on 9 February 2021 (2020: Income Shares represented 5.86% of the total issued share capital).

(iii)
During 2021, 21,000,000 Ordinary Shares (2020: 4,500,000 Ordinary Shares including Income Shares) were cancelled. The amount paid to repurchase these shares was initially recognised in Treasury Shares/own shares and was transferred to retained income on cancellation.

Share schemes
The aggregate number of shares which may be committed for issue in respect of any share option scheme, savings-related share option scheme, share participation scheme, performance share plan or any subsequent option scheme or share plan, may not exceed 10% of the issued ordinary share capital from time to time.
Share option schemes
Details of share options granted under the Company’s Share Option Schemes and the terms attaching thereto are provided in note 8 to the financial statements. Under these schemes, options over a total of 521,523 Ordinary Shares were exercised during the financial year, which were satisfied by the reissue of Treasury Shares (2020: 256,521; 2019: 1,147,149).

29.  Share Capital and Reserves - continued

Share participation schemes
As at 31 December 2021, 8,444,240 (2020: 8,319,280) Ordinary Shares had been appropriated to participation schemes. In 2021, the appropriation was satisfied by the purchase of 124,960 shares (2020: 144,702 satisfied by the purchase of shares). The Ordinary Shares appropriated pursuant to these schemes were issued at market value on the dates of appropriation. The shares issued pursuant to these schemes are excluded from the scope of IFRS 2 and are hence not factored into the expense computation and the associated disclosures in note 8.

Preference share capital	5 % Cumulative Preference Shares of € 1.27 each		7% ‘A’ Cumulative Preference Shares of € 1.27 each
	Number of Shares ‘000s	$m	Number of Shares ‘000s	$m
Authorised
At 1 January 2021 and 31 December 2021	150	-	872	1

Allotted, called-up and fully paid
At 1 January 2021 and 31 December 2021	50	-	872	1
There was no movement in the number of cumulative preference shares in either the current or the prior year.
The holders of the 5% Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 5% per annum and priority in a winding-up
to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears. Dividends on the 5% Cumulative Preference Shares are payable half-yearly on 15 April and 15 October in each year. The 5% Cumulative Preference Shares represent 0.03% of the total issued share capital as at 31 December 2021 (2020: 0.02%).
The holders of the 7% ‘A’ Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 7% per annum, and subject to the rights of the holders of the 5% Cumulative Preference Shares, priority in a winding-up
to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears or unless the business of the meeting includes certain matters, which are specified in the Articles of Association. Dividends on the 7% ‘A’ Cumulative Preference Shares are payable half-yearly on 5 April and 5 October in each year. The 7% ‘A’ Cumulative Preference Shares represent 0.44% of the total issued share capital as at 31 December 2021 (2020: 0.41%).

Treasury Shares/own shares	2021 $m	2020 $m
At 1 January	(386)	(360)
Own Shares released by the Employee Benefit Trust under the 2014 Performance Share Plan	117	65
Shares acquired by CRH plc (Treasury Shares) (i)	(880)	(220)
Shares acquired by Employee Benefit Trust (own shares)	(16)	(29)
Treasury Shares/own shares reissued (ii)	19	8
Cancellation of Treasury Shares	951	150
At 31 December	(195)	(386)
Notes (i) to (ii) are set out overleaf.

2021 Annual Report and Form 20-F	205

The movement in the number of Treasury Shares/own shares during the financial year is outlined in the table below (2020: includes Income Shares):

	Number of shares
	2021	2020
At 1 January	10,320,739	10,236,356
Own Shares released by the Employee Benefit Trust under the 2014 Performance Share Plan	(3,254,236)	(2,180,467)
Shares acquired by CRH plc (Treasury Shares) (i)	17,829,602	5,951,146
Shares acquired by Employee Benefit Trust (own shares)	345,981	1,070,225
Treasury Shares/own shares reissued (ii)	(521,523)	(256,521)
Cancellation of Treasury Shares	(21,000,000)	(4,500,000)
At 31 December	3,720,563	10,320,739

Split of Treasury Shares/own shares (iii)
Treasury Shares	3,476,859	10,087,161
Own shares	243,704	233,578
	3,720,563	10,320,739

(i)
During 2021, CRH repurchased a total of
17,829,602
Ordinary Shares returning a further $0.9 billion of cash to shareholders. This brings total cash returned to shareholders under the share buyback programme (‘the Programme’) to $2.9 billion since its commencement in May 2018.

(ii)	These reissued Treasury Shares were previously purchased at an average price of $37.15 (2020: $32.45).

(iii)
As at the balance sheet date, the nominal value of the Treasury Shares and own shares was
€
1.1 million and
€
0.1 million respectively (2020:
€
3.4 million and
€
0.1 million respectively). Dividends have been waived by the Trustees of the own shares.

	2021		2020
	Number of Shares	$m	Number of Shares	$m
Ordinary Shares repurchased during the period (Treasury Shares)	17,829,602	880	5,951,146	220
Financial liability as at 31 December		281		-
Total		1,161		220
At 31 December 2021 a financial liability of $281 million (2020: $nil million) was included in other payables in respect of the latest phase of the Programme which was entered into with Sociéte Générale. This phase will end no later than 30 March 2022.

Share premium	2021 $m	2020 $m
At 1 January	7,493	7,493
Reduction of share premium (iv)	(7,493)	-
At 31 December	-	7,493

(iv)
Pursuant to a special resolution approved by shareholders at the Annual General Meeting of the Company held on 29 April 2021 and the subsequent order of the High Court of Ireland made on 3 June 2021, the capital of the Company was reduced by the entire amount standing to the credit of the Company’s share premium account as at 31 December 2020, with the reserve resulting from the reduction being treated as profits available for distribution as defined by Section 117 of the Companies Act 2014. A copy of the aforementioned order of the High Court was filed with the Companies Registration Office in Ireland on 3 June 2021.

30.  Business Combinations

The acquisitions completed during the year ended 31 December 2021 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:
Americas Materials:
Colorado:
Asphalt Paving Company (8 July);
Florida:
Extreme Concrete Services, Inc. and JODH, Inc. (30 April);
Michigan:
RSmith & Sons Trucking, Inc. (15 September);
Mississippi:
The Blain Companies (2 December);
Ohio
:
Central Allied Enterprises (19 February);
Tennessee:
Patty Construction, Inc. and Greenback Asphalt Co., Inc. (10 September);
Texas:
Century Asphalt, Inc. and Angel Brothers Enterprises (30 July); and
Utah:
Towers Sand & Gravel (10 June).
Europe Materials:
France:
certain assets of Holcim (1 August);
Poland:
certain assets in Northern Poland (30 December);
Romania:
certain assets of Top Aggregate (9 August); and
Slovakia:
certain assets of TBG Slovensko, a.s. (1 April).
Building Products:
Americas
Arizona:
Pebble Technology, Inc. (2 November);
California:
Piranha Pipe & Concrete (12 August);
Minnesota:
Hancock Concrete Products, LLC (12 March);
New Jersey:
EP Henry Corporation (21 June) and South Jersey Agricultural Products, Inc. (29 December);
New York:
National Pipe & Plastics, Inc. (30 September); and
Pennsylvania:
Graham Architectural Products Company (22 February).
Europe
Belgium:
Schelde-Handel NV and PAS NV (5 July).

2021 Annual Report and Form 20-F	207

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	2021 $m	2020 $m	2019 $m
ASSETS

Non-current assets

Property, plant and equipment	609	134	358

Intangible assets	131	31	103

Total non-current assets	740	165	461

Current assets

Inventories	157	23	65

Trade and other receivables (i)	191	47	73

Cash and cash equivalents	7	-	11

Total current assets	355	70	149

LIABILITIES

Trade and other payables	(143)	(21)	(82)

Provisions for liabilities	(1)	-	(7)

Retirement benefit obligations	-	-	(1)

Lease liabilities	(88)	(12)	(71)

Interest-bearing loans and borrowings	(3)	-	(10)

Current income tax liabilities	-	(1)	10

Deferred income tax liabilities	(37)	-	-

Total liabilities	(272)	(34)	(161)

Total identifiable net assets at fair value	823	201	449

Goodwill arising on acquisition (ii)	679	157	310

Non-controlling interests*	-	-	(1)

Total consideration	1,502	358	758

Consideration satisfied by:

Cash payments	1,501	351	738

Deferred consideration (stated at net present cost)	-	4	12

Contingent consideration	1	3	8

Total consideration	1,502	358	758

Net cash outflow arising on acquisition

Cash consideration	1,501	351	738

Less: cash and cash equivalents acquired	(7)	-	(11)

Total outflow in the Consolidated Statement of Cash Flows	1,494	351	727
Notes (i) to (ii) are set out overleaf.

* Non-controlling interests are measured at the proportionate share of net assets.

30.  Business Combinations - continued

The acquisition balance sheet presented on the previous page reflects the identifiable net assets acquired in respect of acquisitions completed during 2021, together with adjustments to provisional fair values in respect of acquisitions completed during 2020. The measurement period for a number of acquisitions completed in 2020, closed in 2021 with no material adjustments identified.
CRH performs a detailed quantitative and qualitative assessment of each acquisition in order to determine whether it is material for the purposes of separate disclosure under IFRS 3
Business Combinations
. None of the acquisitions completed during the year were considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of the fair values to identifiable assets acquired and liabilities assumed as disclosed are provisional (principally in respect of property, plant and equipment) in respect of certain acquisitions due to timing of close. The fair value assigned to identifiable assets and liabilities acquired is based on estimates and assumptions made by management at the time of acquisition. CRH may revise its purchase price allocation during the subsequent reporting window as permitted under IFRS 3.

(i)
The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to $192 million (2020: $47 million; 2019: $74 million). The fair value of these receivables is $191 million (all of which is expected to be recoverable) (2020: $47 million; 2019: $73 million).

(ii)
The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Americas Materials and Europe Materials business segments, no significant separately identifiable intangible assets are recognised on business combinations in these segments. $284 million of the goodwill recognised in respect of acquisitions completed in 2021 is expected to be deductible for tax purposes (2020: $148 million; 2019: $184 million).

Acquisition-related costs for continuing operations, which exclude post-acquisition integration costs, amounting to $14 million (2020: $6 million; 2019: $7 million) have been included in operating costs in the Consolidated Income Statement (note 4).
The following table analyses the 20 acquisitions completed in 2021 (2020: 17 acquisitions; 2019: 58 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

Reportable segments	Number of acquisitions			Goodwill			Consideration
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Continuing operations				$m	$m	$m	$m	$m	$m
Americas Materials	8	7	27	239	53	35	694	163	182
Europe Materials	4	4	15	1	-	4	17	7	71
Building Products	8	6	15	434	90	253	790	182	501
Total Group from continuing operations	20	17	57	674	143	292	1,501	352	754

Discontinued operations
Europe Distribution	-	-	1	-	-	-	-	-	4
Total Group	20	17	58	674	143	292	1,501	352	758
Adjustments to provisional fair values of prior year acquisitions				5	14	18	1	6	-
Total				679	157	310	1,502	358	758
The post-acquisition impact of acquisitions completed during the year on the Group’s profit for the financial year was as follows:

	2021	2020	2019
Continuing operations	$m	$m	$m
Revenue	568	103	228
Profit before tax for the financial year	51	9	2

2021 Annual Report and Form 20-F	209

The revenue and profit of the Group for the financial year determined in accordance with IFRS as though the acquisitions effected during the year had been at the beginning of the year would have been as follows:

	2021 acquisitions $m	CRH Group excluding 2021 acquisitions $m	Consolidated Group including acquisitions $m
Revenue	1,397	30,413	31,810
Profit before tax for the financial year	94	3,291	3,385
There have been no acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10
Events after the Balance Sheet Date
. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are published periodically.
31.  Non-controlling Interests
The total
non-controlling
interest at 31 December 2021 is $681 million (2020: $692 million) of which $498 million (2020: $501 million) relates to Republic Cement & Building Materials (RCBM), Inc. and Republic Cement Land & Resources (RCLR), Inc. The
non-controlling
interests in respect of the Group’s other subsidiaries are not considered to be material.

Name	Principal activity	Country of incorporation	Economic ownership interest held by non-controlling interest

Republic Cement & Building Materials, Inc. and Republic Cement Land & Resources Inc.	Manufacture, development and sale of cement and building materials	Philippines	45%
The following is summarised financial information for RCBM and RCLR prepared in accordance with IFRS 12
Disclosure of Interests in Other Entities
. This information is before intragroup eliminations with other Group companies.

Summarised financial information	2021 $m	2020 $m
Profit for the year	61	22

Current assets	210	250
Non-current assets	1,618	1,754
Current liabilities	(240)	(181)
Non-current liabilities	(737)	(984)
Net assets	851	839

Cash flows from operating activities	77	38
There were no dividends paid to
non-controlling
interests of the combined Philippines business during the current or the prior year.
CRH holds 40% of the equity share capital in RCBM and RCLR and has an economic interest of 55% of the combined Philippines business.
Non-controlling
interest relates to another party who holds 60% of the equity share capital in RCBM and RCLR and has an economic interest of 45%
of the combined Philippines business. CRH has obtained control (as defined under IFRS 10
Consolidated Financial Statements
) by virtue of contractual arrangements which give CRH power to direct the relevant non-nationalised
activities of the business, in compliance with Philippine law.

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
Subsidiaries, joint ventures and associates
The Consolidated Financial Statements include the financial statements of the Company (CRH plc, the ultimate parent) and its subsidiaries as well as its joint ventures and associates accounted for by applying the equity method as outlined in the accounting policies on pages 145 to 154. The Group’s principal subsidiaries, joint ventures and associates are disclosed on pages 260 to 264.
Sales to and purchases from joint ventures and associates are as follows:

	Joint ventures			Associates
Continuing operations	2021 $m	2020 $m	2019 $m	2021 $m	2020 $m	2019 $m
Sales	157	127	132	42	31	41
Purchases	29	24	27	19	15	18
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

Key management remuneration amounted to:	2021 $m	2020 $m	2019 $m
Short-term benefits	10	9	9
Post-employment benefits	1	1	1
Share-based payments - calculated in accordance with the principles disclosed in note 8	8	6	6
Total	19	16	16
Other than these compensation entitlements, there were no other transactions involving key management personnel.
Lease arrangements
CRH has a number of lease arrangements in place with related parties across the Group, which have been negotiated on an arms-length basis at market rates. We do not consider these arrangements to be material either individually or collectively in the context of the 2021, 2020 and 2019 Consolidated Financial Statements.
33. Board Approval
The Board of Directors approved and authorised for issue the financial statements on pages 140 to 210 in respect of the year ended 31 December 2021 on 2 March 2022.

2021 Annual Report and Form 20-F	211

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

2021 Annual Report and Form 20-F	213

[THIS PAGE INTENTIONALLY LEFT BLANK]

214

[THIS PAGE INTENTIONALLY LEFT BLANK]

2021 Annual Report and Form 20-F	215

[THIS PAGE INTENTIONALLY LEFT BLANK]

We are committed to accountability and transparency around our sustainability performance and use detailed KPIs to demonstrate progress against a range of ambitious targets each year.

2021 Annual Report and Form 20-F 217

UNITED

Supplemental 20-F and Other Disclosures

216-245

Oldcastle Infrastructure, part of CRH's Building Products Division installed a stormwater solution capable of capturing, cleaning and infiltrating 24 million gallons of stormwater every 24 hours at Los Angeles International Airport (LAX). The StormCapture® detention system and accompanying products provided an efficient and sustainable on-site solution to facilitate stormwater drainage and treatment.

218

Key Financial Data

The Consolidated Financial Statements of CRH plc have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.
Key financial data is presented below for the five years ended on 31 December 2021. As at 31 December 2021 and 2020 and for the three years ended 31 December 2021, the selected financial data is qualified in its entirety by reference to, and should be read in conjunction with, the audited Consolidated Financial Statements, the related Notes and the Business Performance section included elsewhere in this Annual Report and Form 20-F.

Year ended 31 December (amounts in millions, except per share data)

	2021 $m	2020 $m	2019 $m	2018 $m	2017 $m
Consolidated Income Statement data
Revenue	30,981	27,587	28,132	27,449	24,461
Group operating profit	3,585	2,263	2,793	2,446	2,177
Profit attributable to equity holders of the Company	2,565	1,122	1,627	1,497	1,838
Basic earnings per Ordinary Share	328.8c	142.9c	203.0c	179.8c	220.0c
Diluted earnings per Ordinary Share	326.0c	141.8c	201.4c	178.9c	218.6c
Dividends paid during the calendar year per Ordinary Share (i)	116.0c	92.0c	81.2c	82.8c	72.2c
Average number of Ordinary Shares outstanding (ii)	780.2	785.1	801.3	832.4	835.6
All data relates to continuing operations

Consolidated Balance Sheet data
Total assets	44,670	44,944	47,612	46,777	42,467
Net assets (iii)	20,914	20,348	19,635	18,952	17,962
Ordinary shareholders’ equity	20,232	19,655	19,027	18,349	17,377
Equity share capital	309	333	335	352	350
Number of Ordinary Shares (ii)	774.1	795.1	799.6	843.4	839.0
Number of Treasury Shares and own shares (ii)	3.7	10.3	10.2	27.8	0.4
Number of Ordinary Shares net of Treasury Shares and own shares (ii)	770.4	784.8	789.4	815.6	838.6

(i)	Interim and final dividends per share declared previously in euro have been translated to US Dollar using the dividends record date exchange rate.

(ii)	All share numbers are shown in millions of shares.

(iii)	Net assets is calculated as the sum of the total assets less total liabilities.

2021 Annual Report and Form 20-F	219

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

Reconciliation of Revenue, EBITDA (as defined)* and Operating Profit by segment

	Year ended 31 December
	Revenue			EBITDA (as defined)*			Depreciation, amortisation and impairment			Group operating profit (i)
	2021 $m	2020 $m	2019 $m	2021 $m	2020 $m	2019 $m	2021 $m	2020 $m	2019 $m	2021 $m	2020 $m	2019 $m
Continuing operations
Americas Materials	12,407	11,273	11,626	2,588	2,405	2,194	800	774	771	1,788	1,631	1,423
Europe Materials	10,581	9,141	9,509	1,410	1,055	1,208	596	1,245	586	814	(190)	622
Building Products	7,993	7,173	6,997	1,352	1,170	1,076	369	348	328	983	822	748
Total Group from continuing operations	30,981	27,587	28,132	5,350	4,630	4,478	1,765	2,367	1,685	3,585	2,263	2,793

Discontinued operations
Europe Distribution	-	-	3,557	-	-	224	-	-	111	-	-	113
Total Group	30,981	27,587	31,689	5,350	4,630	4,702	1,765	2,367	1,796	3,585	2,263	2,906

Group operating profit from continuing operations										3,585	2,263	2,793
Profit/(loss) on disposals										119	9	(189)
Finance costs less income										(311)	(389)	(365)
Other financial expense										(106)	(101)	(125)
Share of equity accounted investments’ profit/(loss)										55	(118)	67
Profit before tax from continuing operations										3,342	1,664	2,181
Income tax expense										(721)	(499)	(534)
Group profit for the financial year from continuing operations										2,621	1,165	1,647
Profit after tax for the financial year from discontinued operations										-	-	91
Group profit for the financial year										2,621	1,165	1,738

(i)	Throughout this document, Group operating profit is reported as shown in the Consolidated Income Statement and excludes profit on disposals.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

220

Non-GAAP Performance Measures - continued

Return on Net Assets

	2021 $m	2020 $m	2019 $m

Group operating profit from continuing operations	3,585	2,263	2,793
Group operating profit from discontinued operations	-	-	113
Group operating profit	3,585	2,263	2,906
Adjusted for impairment charges (i)	-	673	8
Group operating profit excluding impairment charges (numerator for RONA computation)	3,585	2,936	2,914

Current year
Segment assets (ii)	37,935	36,218	36,716
Segment liabilities (ii)	(9,971)	(9,136)	(8,940)
Group segment net assets	27,964	27,082	27,776
Lease liabilities (iii)	1,671	1,635	1,697
Group segment net assets excluding lease liabilities	29,635	28,717	29,473

Prior year
Segment assets (ii)	36,218	36,716	36,079
Segment liabilities (ii)	9,136	(8,940)	(7,547)
Group segment net assets	27,082	27,776	28,532
Lease liabilities (iii)	1,635	1,697	-
Group segment net assets excluding lease liabilities	28,717	29,473	28,532

Average net assets (denominator for RONA computation)	29,176	29,095	29,003
RONA	12.3%	10.1%	10.0%
Reconciliation of Segment Assets and Liabilities to Group Assets and Liabilities

	2021 $m	2020 $m	2019 $m	2018 $m
Assets
Segment assets (ii)	37,935	36,218	36,716	36,079

Reconciliation to total assets as reported in the Consolidated Balance Sheet:
Investments accounted for using the equity method	653	626	775	1,332
Other financial assets	12	13	13	26
Derivative financial instruments (current and non-current)	136	201	92	51
Income tax assets (current and deferred)	151	165	98	98
Cash and cash equivalents	5,783	7,721	9,918	9,191
Total assets as reported in the Consolidated Balance Sheet	44,670	44,944	47,612	46,777

Liabilities
Segment liabilities (ii)	9,971	9,136	8,940	7,547

Reconciliation to total liabilities as reported in the Consolidated Balance Sheet:
Interest-bearing loans and borrowings (current and non-current)	10,487	12,215	15,827	17,172
Derivative financial instruments (current and non-current)	14	13	18	68
Income tax liabilities (current and deferred)	3,284	3,232	3,192	3,038
Total liabilities as reported in the Consolidated Balance Sheet	23,756	24,596	27,977	27,825

(i)	Operating profit is adjusted for non-cash impairment charges. Please see note 4 to the Consolidated Financial Statements for further detail on such impairment charges.

(ii)	Segment assets and liabilities as disclosed in note 2 to the Consolidated Financial Statements.

(iii)
Segment liabilities include lease liabilities which are debt in nature and are therefore adjusted for in arriving at the calculation of Group segment net assets for the calculation of RONA. Segment lease liabilities at 31 December 2021 amounted to: Americas Materials $381 million (2020: $345 million; 2019: $408 million), Europe Materials $517 million (2020: $547 million; 2019: $554 million) and Building Products $773 million (2020: $743 million; 2019: $735 million).

.

2021 Annual Report and Form 20-F	221

Calculation of EBITDA (as defined)* Net Interest Cover

	2021 $m	2020 $m	2019 $m
Interest
Finance costs (i)	311	389	387
Finance income (i)	-	-	(22)
Net interest	311	389	365

EBITDA (as defined)* from continuing operations	5,350	4,630	4,478

		Times
EBITDA (as defined)* Net Interest Cover (EBITDA (as defined)* divided by net interest)	17.2	11.9	12.3

(i)	These items appear on the Consolidated Income Statement on page 140 and in note 9 to the Consolidated Financial Statements.
Calculation of Net Debt/EBITDA (as defined)*

	2021 $m	2020 $m
Net debt
Cash and cash equivalents (i)	5,783	7,721
Interest-bearing loans and borrowings (i)	(10,487)	(12,215)
Lease liabilities	(1,671)	(1,635)
Derivative financial instruments (net) (i)	122	188
Group net debt (i)	(6,253)	(5,941)

EBITDA (as defined)* from continuing operations	5,350	4,630

		Times
Net Debt divided by EBITDA (as defined)* from continuing operations	1.2	1.3

(i)	These items appear in notes 21 to 25 to the Consolidated Financial Statements.
Total Shareholder Return (TSR)
Total shareholder return represents the total accumulated value delivered to shareholders (via gross dividends reinvested and share appreciation) if
€
100 was invested in CRH plc shares in 1970.

	2021	2020
Investment in CRH plc shares (1970)	€ 100	€ 100
Accumulated CRH plc shares (31 December) - based on reinvestment of dividends	3,548	3,465
Share price (31 December) - Euronext Dublin	€ 46.52	€ 34.02
Shareholder value (31 December) - ‘000	€ 165	€ 118
Total shareholder return (i)	15.5%	15.1%

(i)	Calculated using Compound Average Growth Rate (CAGR) methodology.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

222

Non-GAAP Performance Measures - continued

Profit after Tax (Pre-impairment)	2021 $m	2020 $m	2019 $m

Group profit for the financial year from continuing operations (i)	2,621	1,165	1,647
Adjusted for:
Impairment of property, plant and equipment and intangible assets (ii)	-	673	8
Impairment of equity accounted investments (iii)	-	154	-
Tax related to impairment charges	-	(39)	(2)
Group profit pre-impairment for the financial year from continuing operations	2,621	1,953	1,653

Earnings per Share (Pre-impairment)	2021 $m	2020 $m	2019 $m
Profit attributable to ordinary equity holders of the Company from continuing operations (i) (iv)	2,565	1,122	1,627
Impairment of property, plant and equipment and intangible assets (ii)	-	673	8
Impairment of equity accounted investments (iii)	-	154	-
Tax related to impairment charges	-	(39)	(2)

Profit attributable to ordinary equity holders of the Company from continuing operations – pre-impairment	2,565	1,910	1,633

Weighted average number of Ordinary Shares (millions) outstanding for the year (iv)	780.2	785.1	801.3

Basic earnings per Ordinary Share pre-impairment from continuing operations	328.8	243.3	203.8

(i)	These items appear on the Consolidated Income Statement on page 140.

(ii)	See further details in note 4 to the Consolidated Financial Statements on page 161.

(iii)	See further details in note 15 to the Consolidated Financial Statements on page 177.

(iv)	These items appear in note 12 to the Consolidated Financial Statements on page 171.

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
Net Debt.
Net debt is used by management as it gives a more complete picture of the Group’s current debt situation than total interest-bearing loans and borrowings. Net debt is provided to enable investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. Net debt is a non-GAAP measure and comprises current and non-current interest-bearing loans and borrowings, lease liabilities, cash and cash equivalents and current and non-current derivative financial instruments (net).
Net Debt/EBITDA (as defined)*
is monitored by management and is useful to investors in assessing the Company’s level of indebtedness relative to its profitability. It is the ratio of Net Debt to EBITDA (as defined)* and is calculated on page 221.
EBITDA (as defined)* Net Interest Cover.
EBITDA (as defined)* Net Interest Cover is used by management as a measure which matches the earnings and cash generated by the business to the underlying funding costs. EBITDA (as defined)* Net Interest Cover is presented to provide investors with a greater understanding of the impact of CRH’s debt and financing arrangements. It is the ratio of EBITDA (as defined)* to Net Interest and is calculated on page 221.
RONA.
Return on Net Assets is a key internal pre-tax and pre-non-cash impairment measure of operating performance throughout the CRH Group and can be used by management and investors to measure the relative use of assets between CRH’s business segments and to compare to other businesses. The metric measures management’s ability to generate profits from the net assets required to support that business, focusing on both profit maximisation and the maintenance of an efficient asset base; it encourages effective fixed asset maintenance programmes, good decisions regarding expenditure on property, plant and equipment and the timely disposal of surplus assets, and also supports the effective management of the Group’s working capital base. RONA is calculated by expressing total Group operating profit excluding non-cash impairment charges
1
as a percentage of average net assets. Net assets comprise total assets by segment (including assets held for sale) less total liabilities by segment (excluding lease liabilities and including liabilities associated with assets classified as held for sale) as shown on page 220 and detailed in note 2 to the Consolidated Financial Statements, and excludes equity accounted investments and other financial assets, net debt (as previously defined) and tax assets & liabilities. The average net assets for the year is the simple average of the opening and closing balance sheet figures.
Organic Revenue, Organic Operating Profit and Organic EBITDA (as defined)*.
CRH pursues a strategy of growth through acquisitions and investments, with $1.5 billion spent on acquisitions and investments in 2021 (2020: $0.4 billion). Acquisitions completed in 2020 and 2021 contributed incremental sales revenue of $856 million, operating profit of $52 million and EBITDA (as defined)* of $101 million in 2021. Cash proceeds from divestments and non-current asset disposals amounted to $507 million (net of cash disposed and including deferred consideration proceeds in respect of prior year divestments (2020: $307 million). The sales impact of divested activities

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

1.
To better align to the measure used internally by management we adjusted our RONA definition in our 2020 Annual Report and Form 20-F to exclude any non-cash impairment charges. We accordingly presented our prior period RONA disclosures on page 220 on a consistent basis; excluding non-cash impairment charges of $8 million in 2019.

2021 Annual Report and Form 20-F	223

in 2021 was a negative $182 million and the impact at an operating profit and EBITDA (as defined)* level was a negative $51 million and $58 million respectively.
The US Dollar strengthened against most major currencies by the end of 2021. However, during 2021 the US Dollar weakened against most major currencies resulting in the average US Dollar/Euro rate weakening from 0.8771 in 2020 to 0.8460 in 2021, and likewise for US Dollar/Pound Sterling weakening from an average 0.7798 in 2020 to 0.7270 in 2021. Overall currency movements resulted in a favourable net foreign currency translation impact on our results as shown in the table on page 39. The average and year-end 2021 exchange rates of the major currencies impacting on the Group are set out on page 154.
Because of the impact of acquisitions, divestments, exchange translation and other non-recurring items on reported results each year, the Group uses organic revenue, organic operating profit and organic EBITDA (as defined)* as additional performance indicators to assess performance of pre-existing (also referred to as underlying, heritage, like-for-like or ongoing) operations each year.
Organic revenue, organic operating profit and organic EBITDA (as defined)* are arrived at by excluding the incremental revenue, operating profit and EBITDA (as defined)* contributions from current and prior year acquisitions and divestments, the impact of exchange translation and the impact of any non-recurring items. In the Business Performance section on pages 36 to 53, changes in organic revenue, organic operating profit and organic EBITDA (as defined)* are presented as additional measures of revenue, operating profit and EBITDA (as defined)* to provide a greater understanding of the performance of the Group. Organic change % is calculated by expressing the organic movement as a percentage of the prior year (adjusted for exchange effects). A reconciliation of the changes in organic revenue, organic operating profit and organic EBITDA (as defined)* to the changes in total revenue, operating profit and EBITDA (as defined)* for the Group and by segment, is presented with the discussion of each segment’s performance in tables contained in the segment discussion commencing on page 36.
Revenue from continuing and discontinued operations, EBITDA (as defined)* from continuing and discontinued operations and Operating Profit from continuing and discontinued operations.
As detailed in note 3 to the Consolidated Financial Statements, our Europe Distribution business has been classified as a discontinued operation in accordance with IFRS 5. In certain instances throughout the Annual Report and Form 20-F we refer to revenue, EBITDA (as defined)* and operating profit from continuing and discontinued operations. Information presented on this basis is useful to investors as (i) it provides further understanding of the Group’s performance and (ii) assists investors in the comparison of the Group’s performance with that of other companies. A reconciliation of each of these measures is detailed on page 219.
Cash paid to Shareholders.
Cash paid to shareholders is a measure of cash returned to shareholders representing dividends of $0.9 billion (2020: $0.7 billion) paid during the year and excess cash of $0.9 billion (2020: $0.2 billion) returned through the share buyback programme. The metric provides information on dividend growth for shareholders and is reflective of CRH’s continued commitment to return excess cash to shareholders. CRH monitors the cash paid to shareholders as part of its overall capital allocation strategy.
Total Shareholder Return (TSR).
TSR is a measure of shareholder returns delivery through the cycle. It represents the total accumulated value delivered to shareholders since the formation of the Group in 1970 (via gross dividends reinvested and share appreciation) and is calculated on page 221. The metric provides information on total returns for shareholders and is provided to assist investors in the comparison of the Group’s performance with that of other companies.
Profit after Tax
(Pre-impairment)
.
Profit after Tax pre-impairment as calculated on page 222 is a measure of the Group’s profitability from continuing operations excluding any non-cash impairment charges and the related tax impact of such impairments. Profit after Tax presented on a pre-impairment basis is used by management to evaluate the Group’s profitability in a given year and is useful to investors as it (i) provides an understanding of the Group’s underlying performance and (ii) assists investors in the comparison of the Group’s performance with that of other companies.
Earnings per Share
(Pre-impairment)
.
Earnings per Share (EPS) pre-impairment is a measure of the Group’s profitability per share from continuing operations excluding any non-cash impairment charges and the related tax impact of such impairments. It is used by management to evaluate the Group’s underlying profitability performance relative to that of other companies and its own past performance. EPS information presented on a pre-impairment basis is useful to investors as it (i) provides an insight into the Group’s underlying performance and profitability and (ii) assists investors in the comparison of the Group’s performance with that of other companies. EPS pre-impairment is calculated on page 222 as profit attributable to the ordinary equity holders of the Company from continuing operations excluding any non-cash impairment charges (and the related tax impact of such impairments) divided by the weighted average number of ordinary shares outstanding for the year.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

224

Supplemental Guarantor Information

Guarantor Financial Information

As of 31 December 2021, CRH plc (the ‘Guarantor’) has fully and unconditionally guaranteed certain debt securities issued by CRH America, Inc. (the ‘Issuer’), including:

●	US$300 million 6.40% Notes due 2033 – listed on Euronext Dublin (i) (the ‘Notes’)

(i)
Originally issued as a US$300 million bond in September 2003. Subsequently in August 2009 and December 2010, US$87 million of the issued Notes were acquired by CRH plc as part of liability management exercises undertaken.

CRH America, Inc. is 100% owned by the Company (CRH plc). The Notes are fully and unconditionally guaranteed by CRH plc as defined in the indentures governing the Notes.
The Notes are unsecured and rank equally with all other present and future unsecured and unsubordinated obligations of CRH America, Inc and CRH plc, subject to exceptions for obligations preferred by law.
The guarantee is a full, irrevocable and unconditional guarantee of the principal, interest, premium, if any, and any other amounts payable in respect of the Notes given by CRH plc.
CRH plc also fully and unconditionally guarantees securities issued by CRH America Finance, Inc., which is a 100% owned finance subsidiary of CRH plc.
Basis of Presentation
The following summarised financial information reflects, on a combined basis, the Balance Sheet as at 31 December 2021 and the Income Statement for the year ended 31 December 2021 of CRH America, Inc and CRH plc, which guarantees the registered debt; collectively the ‘Obligor Group’.
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

The summarised Income Statement information for the year ended 31 December 2021 is as follows:

For the year ended
31 December 2021
$m

Profit before tax from continuing operations (i)	1,935

- of which relates to transactions with non-obligor subsidiaries	2,016

Profit for the financial year – all of which is attributable to equity holders of the Company	1,933

- of which relates to transactions with non-obligor subsidiaries	2,016

(i)	Revenue and Gross Profit for the Obligor Group for the year ended 31 December 2021 amounted to $nil million.
The summarised Balance Sheet information as at the 31 December 2021 is as follows:

As at
31 December 2021
$m

Current assets	1,979

Current assets – of which is due from non-obligor subsidiaries	822

Non-current assets	3,343

Non-current assets – of which is due from non-obligor subsidiaries	3,311

Current liabilities	408

Current liabilities – of which is due to non-obligor subsidiaries	116

Non-current liabilities	2,040

Non-current liabilities – of which is due to non-obligor subsidiaries	nil

2021 Annual Report and Form 20-F	225

Property, Plants and Equipment

At 18 February 2022, CRH had a total of 3,233 building materials production locations. 1,180 locations are leased, with the remaining 2,053 locations held on a freehold basis.
The significant subsidiary locations as at 31 December 2021 are the cement facilities in the US, Philippines, Poland, Ukraine, the UK, Romania, Slovakia, Canada, Ireland, Germany and France. The clinker (the key intermediate product in the manufacture of cement) capacity for these locations is set out in the table below. Further details on locations and products manufactured are provided on pages 266 and 267. None of CRH’s individual properties is of material significance to the Group.
CRH believes that all the facilities are in good condition, adequate for their purpose and suitably utilised according to the individual nature and requirements of the relevant operations. CRH has a continuing programme of improvements and replacements to properties when considered appropriate to meet the needs of the individual operations. Further information in relation to the Group’s accounting policy and process governing any impairment of property, plant and equipment is given on page 146 and in note 13 to the Consolidated Financial Statements on page 172.
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

Significant Locations – Clinker Capacity

Subsidiary	Country	Number of plants	Clinker capacity (tonnes per hour)

Ash Grove	United States	10	1,148

Republic Cement	Philippines	5	628

Grupa Ozarów	Poland	1	342

Podilsky Cement PJSC	Ukraine	1	325

Tarmac	United Kingdom	3	306

ROMCIM	Romania	2	305

Danucem	Slovakia	2	290

Ash Grove	Canada	2	288

Irish Cement	Ireland	2	288

Opterra	Germany	2	268

Eqiom	France	3	243

226

Mineral Reserves and Resources

Mineral Reserves and Resources Background

The Group’s mineral reserves (reserves) and mineral resources (resources) for the production of primary building materials (which encompasses aggregates (stone, sand and gravel), cement and lime, asphalt, readymixed concrete and concrete products) fall into a variety of categories spanning a wide number of rock types and geological classifications. These reserves and resources are found within our extensive network of quarry locations in attractive local markets globally. This disclosure of the Group’s mining properties has been prepared in accordance with the requirements of subpart 1300 of Regulation S-K (“Subpart 1300”). The Group has 1,230 properties with 91,721 hectares of owned and 37,079 hectares of leased land, respectively, as disclosed in the table on page 229, the locations of which are presented by geographic location in the maps on pages 230 to 231.
None of CRH’s mineral-bearing properties are individually material to the Group as at 31 December 2021. A summary disclosure of CRH’s mining operations is provided on pages 227 to 231.
As at 31 December 2021, the Group’s reserves and resources estimations of 22.8 billion tonnes and 9.7 billion tonnes, respectively, as disclosed on pages 227 to 228, are calculated in accordance with Subpart 1300. The Group’s reserves and resources disclosures may not be comparable to similar disclosures disclosed in accordance with the requirements of other countries and should be read in conjunction with the disclosures that follow on pages 227 to 231.
CRH operates predominantly production stage properties, with a limited number of development and exploration stage properties, as such terms are defined in Subpart 1300. Predominantly, CRH’s production stage properties provide raw materials for on-site modern cement, lime and aggregates producing facilities. Almost exclusively, CRH utilises surface mining and, with a very limited number of exceptions, CRH and its subsidiaries are the only operators of the properties.
Reserves

Reserves are defined in Subpart 1300 as “an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted”. Reserves are classified into two categories, probable and proven reserves, in order of increasing geological confidence.
The Group’s estimate of 22.8 billion tonnes of reserves, as disclosed on page 227 analysed by rock type (Hard rock, Sand & Gravel and Other), are of recoverable stone, sand, and gravel of suitable quality for economic extraction, based on drilling and studies by the Group’s geologists and engineers. These estimates also consider reasonable economic and operating constraints as to maximum depth of overburden and stone excavation and are subject to permitting or other restrictions.
The disclosed reserves and resources estimations which include diluting materials and allowances for losses that may occur when the mineral is mined, extracted or processed have been estimated by qualified persons, as such term is defined within Subpart 1300.
Not all minerals that may be on CRH’s mineral-bearing properties have been assessed and such properties may be assessed for mineral reserves or resources in future years, as required by operational needs.
CRH’s properties are subject to a wide variety of permitting procedures and conditions, which vary between jurisdictions. Many of CRH’s properties require separate permits from multiple authorities, including but not limited to environmental, mining, regional and national administrative authorities. The periods of validity and the conditions of these permits may be different.
Resources

A mineral resource is defined in Subpart 1300 as “a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralisation, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable”.
Resources are classified into three categories, inferred, indicated or measured resources, in order of increasing geological confidence. Indicated or measured resources can be converted to reserves by the application of certain modifying factors which include, but are not limited to, consideration of mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental compliance, plans, negotiations, or agreements with local individuals or groups, and governmental factors. There is no certainty that any of the resources disclosed on page 228 will be converted into reserves. Resources have not been fully assessed using modifying factors, however, an initial assessment has been completed in accordance with Subpart 1300.
Internal Controls

CRH has established appropriate governance processes to support the publication of our 2021 reserves and resources disclosures and as outlined on page 66, the Audit Committee, as one of its key areas of focus for 2021, has reviewed and considered the new mining property disclosures. Reserve and resource estimates are subject to annual review by each of the relevant operating companies across the Group in conjunction with the relevant qualified persons. CRH has established and maintains a number of internal controls to address the risks inherent in the mineral reserves and resources reporting process. These internal controls have been embedded into the local control environments and operate across the business, including controls at an Operating Company, Divisional and Group level.
As CRH’s reserves and resources are predominantly in production stage properties, features of the internal controls relating to quality assurance and quality control (QA/QC) include:

●	Databases and data repositories for exploration and/or production data that contain accurate and precise data from which reserves and resources can be evaluated, and operational plans can be developed;

●	Verification sampling and testing of known mineralisation. This is generally required to establish compliance with regulation on product qualities. Verification testing confirms geological maps prepared during earlier exploration programmes; and

●	In the case of cement raw materials, facility laboratories participate in an externally managed annual review process with ISO 17025 accredited independent laboratories
When exploration programmes are conducted, QA/ QC measures include:

●	Ensuring that surface or drill sampling results in the highest quality sample possible. This would include down-hole surveying of drill holes as necessary;

●	Obtain pictures of drill sample (e.g. core) for future reference;

●	Geological core logging prior to laboratory analysis. Description of sample at various intervals;

●	Ensuring the integrity of samples from point of origin to analytical laboratory; and

●	Using nationally or regionally accredited laboratories for all analyses and tests for exploration programmes in properties containing aggregates
In addition, to provide further assurance over the Group’s mineral reserves and resources reporting process, the Group’s Internal Audit function completed a limited scope review across a sample of material reporting entities on the operation of these internal controls as at 31 December 2021.

2021 Annual Report and Form 20-F	227

The table below presents, by segment and geographic location, the tonnes of proven and probable aggregates, cement and lime mineral reserves as at 31 December 2021 and the related percentages by rock type.

		Proven				Reserves Probable				Total Reserves (i) (ii)

	Country	Tonnes (iii)	Grade: % by rock type			Tonnes (iii)	Grade: % by rock type			Tonnes (iii)	Grade: % by rock type

			Hard Rock	Sand & Gravel	Other		Hard Rock	Sand & Gravel	Other		Hard Rock	Sand & Gravel	Other
Aggregates

	Finland	149	77%	23%	-	52	82%	18%	-	201	78%	22%	-
	France	202	59%	41%	-	-	-	-	-	202	59%	41%	-
	Ireland	703	90%	10%	-	217	93%	7%	-	920	91%	9%	-
	Philippines	49	100%	-	-	5	100%	-	-	54	100%	-	-
Europe Materials	Poland	123	100%	-	-	-	-	-	-	123	100%	-	-
	Romania	11	88%	12%	-	38	94%	6%	-	49	93%	7%	-
	Spain	68	97%	2%	1%	26	95%	5%	-	94	96%	3%	1%
	UK	606	77%	23%	-	833	93%	7%	-	1,439	86%	14%	-
	Other (iv)	70	43%	57%	-	154	51%	49%	-	224	49%	51%	-

	Canada	526	76%	24%	-	195	81%	19%	-	721	78%	22%	-
Americas Materials	US	6,868	76%	16%	8%	8,403	88%	7%	5%	15,271	83%	11%	6%
Subtotal		9,375	77%	17%	6%	9,923	88%	8%	4%	19,298	83%	12%	5%

Cement

	France	55	100%	-	-	15	100%	-	-	70	100%	-	-
	Germany	112	100%	-	-	-	-	-	-	112	100%	-	-
	Ireland	166	92%	-	8%	13	71%	-	29%	179	91%	-	9%
	Philippines	298	93%	-	7%	194	100%	-	-	492	96%	-	4%
	Poland	136	93%	6%	1%	48	93%	6%	1%	184	93%	6%	1%
	Romania	40	96%	1%	3%	206	90%	8%	2%	246	91%	7%	2%
Europe Materials	Serbia	104	100%	-	-	-	-	-	-	104	100%	-	-
	Slovakia	79	98%	-	2%	234	92%	-	8%	313	94%	-	6%
	Spain	12	100%	-	-	87	100%	-	-	99	100%	-	-
	Switzerland	85	100%	-	-	-	-	-	-	85	100%	-	-
	Ukraine	69	100%	-	-	25	100%	-	-	94	100%	-	-
	UK	186	98%	-	2%	76	90%	-	10%	262	96%	-	4%

	Canada	212	100%	-	-	22	100%	-	-	234	100%	-	-
Americas Materials	US	529	100%	-	-	97	100%	-	-	626	100%	-	-
Subtotal		2,083	98%	-	2%	1,017	95%	2%	3%	3,100	97%	1%	2%

Lime

	Germany	189	100%	-	-	63	100%	-	-	252	100%	-	-

Europe Materials	Ireland, Poland, UK, Czech Republic	83	100%	-	-	26	100%	-	-	109	100%	-	-
Subtotal		272	100%	-	-	89	100%	-	-	361	100%	-	-
Total		11,730	81%	14%	5%	11,029	88%	8%	4%	22,759	85%	10%	5%

(i)	CRH has no individually material mineral-bearing properties requiring individual property disclosure under Subpart 1300.

(ii)	CRH’s point of reference for the estimation of the Group’s mineral reserves is “in-situ” reserves.

(iii)	All reserves quantities are quoted in millions of tonnes.

(iv)	Other includes Slovakia and Switzerland.
CRH’s mineral reserves and resources are used predominantly for the production and sale of aggregates, cement and lime. The average sales price for the year ended 31 December 2021 for aggregates and cement was $11.0 and $92.5 per tonne, respectively, for our Europe Materials businesses and $13.3 and $111.4 per tonne, respectively, for our Americas Materials businesses. The average sales price for lime within our Europe Materials businesses was $113.9 per tonne. These prices, which are used for estimation of both mineral reserves and resources, are impacted by product mix, geographic location and foreign currency.

228

       Mineral Reserves and Resources - continued

The table below presents, by segment and geographic location, the tonnes of measured, indicated, and inferred aggregates, cement and lime resources as at 31 December 2021 and the related percentage of these resources by rock type. CRH’s mineral resources in the table below are disclosed exclusive of mineral reserves.

Resources

		Measured				Indicated				Total Measured & Indicated				Inferred

	Country	Tonnes (iii)	Grade: % by rock type			Tonnes (iii)	Grade: % by rock type			Tonnes (iii)	Grade: % by rock type			Tonnes (iii)	Grade: % by rock type			Total Resources

			Hard Rock	Sand & Gravel	Other		Hard Rock	Sand & Gravel	Other		Hard Rock	Sand & Gravel	Other		Hard Rock	Sand & Gravel	Other	(i) (ii)

Aggregates

	Finland	-	-	-	-	1	100%	-	-	1	100%	-	-	-	-	-	-	1
	France	43	50%	50%	-	3	100%	-	-	46	53%	47%	-	-	-	-	-	46
	Ireland	90	13%	87%	-	264	95%	5%	-	354	75%	25%		130	94%	6%	-	484
Europe	Philippines	26	100%	-	-	2	100%	-	-	28	100%	-	-	-	-	-	-	28
Materials	Romania	66	97%	3%	-	53	87%	13%	-	119	92%	8%	-	32	88%	12%	-	151
	UK	58	34%	66%	-	412	46%	53%	1%	470	44%	55%	1%	206	85%	15%	-	676
	Other (iv)	174	65%	35%	-	-	-	-	-	174	65%	35%	-	8	-	100%	-	182

Americas	Canada	255	90%	10%	-	46	93%	7%	-	301	90%	10%	-	273	100%	-	-	574
Materials	US	613	88%	12%	-	1,401	86%	12%	2%	2,014	85%	14%	1%	3,660	70%	24%	6%	5,674
Subtotal		1,325	77%	23%	-	2,182	80%	19%	1%	3,507	77%	22%	1%	4,309	74%	21%	5%	7,816

Cement

	France	25	100%	-	-	-	100%	-	-	25	100%	-	-	1	100%	-	-	26
	Germany	4	100%	-	-	-	-	-	-	4	100%	-	-	-	-	-	-	4
	Ireland	102	100%	-	-	21	100%	-	-	123	100%	-	-	28	92%	8%	-	151
	Romania	86	93%	-	7%	87	92%	8%	-	173	92%	4%	4%	16	99%	-	1%	189
Europe	Slovakia	131	98%	-	2%	19	-	-	100%	150	86%	-	14%	43	100%	-	-	193
Materials	Switzerland	20	96%	4%	-	-	-	-	-	20	96%	4%	-	-	-	-	-	20
	Ukraine	68	100%	-	-	-	-	-	-	68	100%	-	-	45	100%	-	-	113
	UK	4	100%	-	-	45	86%	-	14%	49	87%	-	13%	45	100%	-	-	94

Americas	Canada	54	91%	-	9%	1	100%	-	-	55	91%	-	9%	2	100%	-	-	57
Materials	US	9	100%	-	-	27	100%	-	-	36	100%	-	-	132	100%	-	-	168
Subtotal		503	97%	-	3%	200	83%	4%	13%	703	93%	1%	6%	312	99%	1%	-	1,015

Lime

	Germany	470	100%	-	-	201	100%	-	-	671	100%	-	-	137	100%	-	-	808

Europe Materials	Ireland, Poland, UK, Czech Republic	15	100%	-	-	-	-	-	-	15	100%	-	-	18	100%	-	-	33
Subtotal		485	100%	-	-	201	100%	-	-	686	100%	-	-	155	100%	-	-	841
Total		2,313	85%	14%	1%	2,583	82%	16%	2%	4,896	84%	15%	1%	4,776	76%	19%	5%	9,672

(i)	CRH has no individually material mineral-bearing properties requiring individual property disclosure under Subpart 1300.

(ii)	CRH’s point of reference for the estimation of the Group’s mineral resources is “in-situ” resources.

(iii)	All resource quantities are quoted in millions of tonnes.

(iv)	Other includes Slovakia and Switzerland.

2021 Annual Report and Form 20-F	229

The table below outlines the number of facilities by segment and geographic location along with the annualised extraction (in millions of tonnes) for each of the three years ending 31 December 2021.

	Country	No. of Quarries/ pits	Surface acreage (hectares) (i) (ii)		Annualised extraction (millions of tonnes)			Years to Depletion (iii)

			Owned	Leased	2019	2020	2021
Aggregates

	Finland	84	1,235	844	12.5	10.8	10.0	20
	France	41	773	1,174	8.2	5.5	7.0	29
	Ireland	86	5,268	451	18.3	13.7	19.4	48
	Philippines	1	-	178	-	-	-	-
Europe Materials	Poland	2	211	9	3.9	3.3	3.4	36
	Romania	15	425	197	1.4	1.9	2.1	26
	Spain	9	76	110	1.5	0.9	1.2	77
	UK	181	8,572	6,258	39.0	32.4	42.0	34
	Other (iv)	20	427	303	6.5	4.4	4.8	47

	Canada	38	6,067	703	20.9	18.9	17.4	41
Americas Materials	US	678	54,016	24,582	173.0	133.9	177.2	87

Subtotal		1,155	77,070	34,809	285.2	225.7	284.5

Cement

	France	3	706	31	3.0	2.5	3.8	18
	Germany	2	323	-	2.7	2.3	2.6	43
	Ireland	3	1,128	-	2.9	3.1	3.3	54
	Philippines	5	999	213	6.7	6.7	8.4	59
	Poland	1	414	-	4.2	4.0	4.3	43
	Romania	6	301	135	4.3	4.2	4.8	51
Europe Materials	Serbia	2	119	41	1.0	1.2	1.2	87
	Slovakia	5	66	309	2.3	2.4	2.8	113
	Spain	2	78	-	0.4	0.8	1.0	101
	Switzerland	3	183	26	1.1	0.9	1.0	83
	Ukraine	9	-	975	3.1	3.2	3.8	25
	UK	10	901	185	4.5	4.4	6.0	44

	Canada	3	766	7	2.9	2.4	2.3	103
Americas Materials	US	9	7,415	325	9.8	8.9	9.8	64

Subtotal		63	13,399	2,247	48.9	47.0	55.1

Lime

	Germany	8	780	10	5.9	6.1	5.6	45
Europe Materials	Ireland, Poland, UK, Czech Republic	4	472	13	3.2	3.1	3.5	35

Subtotal		12	1,252	23	9.1	9.2	9.1

Total		1,230	91,721	37,079	343.2	281.9	348.7

(i)
The disclosures in the table above include the surface area of infrastructure, process plants, waste piles, water storage, water treatment plants and boundary areas of CRH’s mineral-bearing properties. Remote properties such as offices, distribution facilities and readymixed concrete plants are not included.

(ii)	1 hectare equals approximately 2.47 acres.

(iii)	Years to depletion is based on the average of the three years’ 2019 to 2021 annualised extraction.

(iv)	Other includes Slovakia and Switzerland.

230
       CRH Mineral Locations

Represents the location of CRH’s mineral-bearing properties.

2021 Annual Report and Form 20-F	231

2021 Annual Report and Form
20-F
231 The Philippines Europe

Risk Factors

This section describes the key risk factors that could affect the Group’s business. If any of these risks occur, the Group’s business, financial condition, results of operations and prospects could be materially adversely affected.
The risk factors listed below should be considered in connection with any forward-looking statements in this Annual Report and Form
20-F
and the
cautionary statements contained in Corporate Governance - Disclaimer/Forward-Looking Statements on page 111.
The risk factors presented below are reviewed on an annual basis and represent the key risk factors faced by the Group at the time of compilation of the 2021 Annual Report and Form
20-F.
During the course of 2022, new risk factors may materialise
attributable to changes in markets, regulatory environments and other factors and existing risk factors may become less relevant.
The Risk Factors have been grouped to focus on key strategic, operational, compliance and financial and reporting risks.

Key Strategic Risk Factors
Industry Cyclicality and Economic Conditions

Risk	Discussion

Description:

Construction activity, and therefore demand for the Group’s products, is inherently cyclical as it is influenced by global and national economic circumstances, monetary policies, consumer sentiment and weather conditions. The Group may also be negatively impacted by unfavourable swings in fuel and other input costs.

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

●
   The price of fuel and principal energy-related raw materials such as bitumen and steel (which accounted for approximately 10% of annual Group sales revenues in 2021 (9% in 2020)); and

●
   Inflationary pressures leading to higher input costs, such as the cost of labour and transportation

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

Description:

Existing processes around people management, such as attracting, retaining and developing people, leadership succession planning, developing a diverse and inclusive workforce as well as dealing with collective representation groups, may not deliver, inhibiting the Group achieving its strategy.

Impact:

Failure to effectively manage talent and plan for leadership succession could impede the realisation of strategic objectives.

The identification and subsequent assessment, management, development and deployment of talented individuals is of major importance in continuing to deliver on the Group’s strategy and in ensuring that succession planning objectives for key executive roles throughout its international operations are satisfied. As well as ensuring the Group identifies, hires, integrates, develops and promotes talent, the Group must attract and retain a diverse workforce and maintain an inclusive working environment. The Group operates in a labour-intensive industry and must navigate the challenges posed by front-line labour shortages which may impact the Group’s ability to produce goods, operate facilities and install products.

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

2021 Annual Report and Form 20-F	233

Commodity Products and Substitution

Risk	Discussion

Description:

Many of the Group’s products are commodities, which face strong volume and price competition, and may be replaced by substitute products which the Group does not produce. Further, the Group must maintain strong customer relationships to ensure changing consumer preferences and approaches to construction are addressed.

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

The cement business, in particular, is capital-intensive resulting in significant fixed and semi-fixed costs. The Group’s profits are therefore sensitive to changes in volume, which is driven by highly competitive markets, and impacted by ongoing capital expenditure needs.

A number of the products sold by the Group compete with other building products that do not feature in the Group’s existing product range. Any significant shift in demand preference from the Group’s existing products to substitute products, which the Group does not produce, could adversely impact market share and results of operations.

Portfolio Management

Risk	Discussion

Description:

The Group may engage in acquisition and divestment activity during the year as part of active portfolio management which presents risks around due diligence, execution and integration of assets. Additionally, the Group may be liable for liabilities of companies it has acquired or divested.

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

Key Strategic Risk Factors - continued
Public Policy and Geopolitics

Risk	Discussion

Description:

Adverse public policy, economic, social and political situations in any country in which the Group operates could lead to a fall in demand for the Group’s products, business interruption, restrictions on repatriation of earnings or a loss of plant access. The ongoing geopolitical conflict in Ukraine has contributed to heightened uncertainty.

Impact:

Changes in these conditions may adversely affect the Group’s people, business, results of operations, financial condition or prospects.

Our markets and demand for the Group’s products are influenced by public policy and the fiscal ability and investment strategy of local and national governments in the jurisdictions in which we operate. The allocation of government funding for public infrastructure programmes is a key driver for our markets, such as the infrastructure and utilities elements of the Build Back America bill in the US.
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

●
   State-imposed restrictions on repatriation of funds; and

●
   Outbreak of public health emergencies/epidemics/pandemics

The ongoing geopolitical conflict in Ukraine has contributed to heightened uncertainty. The Board is actively monitoring the very recent developments in Ukraine with the priority on the safety and security of our people. The economic and financial consequences will be assessed as the situation evolves.

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

The Group’s reserves for the production of primary building materials (which encompasses cement, lime, aggregates (stone, sand and gravel), asphalt, readymixed concrete and concrete products) fall into a variety of categories spanning a wide number of rock types and geological classifications found within our extensive network of quarry locations in attractive local markets globally. Continuity of the cash flows derived from the production and sale of building materials is dependent on satisfactory reserves planning and on the presence of appropriate long-term arrangements for their replacement. There can be no assurance that the required licences and permits will be forthcoming at the appropriate juncture or that relevant operating entities will continue to satisfy the many terms and conditions under which such licences and permits are granted.

The failure to plan adequately for current and future extraction and utilisation or to ensure ongoing compliance with the requirements of issuing authorities could lead to withdrawal of the related licence or permit and consequential disruption to operations. For additional information on the Group’s reserve position, see page 226 of this Supplemental
20-F
and Other Disclosures section.

2021 Annual Report and Form 20-F	235

Key Operational Risk Factors
Climate Change and Policy

Risk	Discussion

Description:

The impact of climate change may over time affect the operations and cost base of the Group and the markets in which the Group operates. This could include physical risks, such as acute and chronic changes in weather and/or transitional risks such as technological development, policy and regulation change and market and economic responses.

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

●

Legal & Regulatory:
Efforts to address climate change through laws and regulations, for example by requiring reductions in emissions of GHGs such as CO
2
, can create economic risks and uncertainties for the Group’s businesses. Such risks could include the cost of purchasing allowances or credits to meet GHG emissions caps, the cost of installing equipment to reduce emissions to comply with GHG limits or required technological standards, decreased profits or losses arising from decreased demand for the Group’s goods and higher production costs resulting directly or indirectly from the imposition of legislative or regulatory controls. Manifestation of these increased costs may increase the underlying cost of production of the Group’s products which may adversely impact the financial performance of the Group

●

Market & Reputation:
Stakeholder expectations in relation to climate change continue to increase. The Group is subject to a broad range of additional environmental product information requests by customers in certain regions and increasing levels of disclosure regarding climate-related environmental performance from financial institutions, investors and other interested stakeholders. The Group includes within its product portfolio products aimed at climate adaptation, including sustainable drainage systems, flood defences and more resilient structures, as well as products that lower the operational carbon footprint of buildings, including high performance glass and glazing products that incorporate innovative thermal break technologies for superior thermal performance, precast concrete flooring and walling elements delivering energy savings, and balcony connector products that reduce thermal bridging, delivering energy savings. If customers’ and other stakeholders’ sustainability expectations are not satisfied, the Group’s product portfolio may be of reduced relevance due to weakened customer demand, the Group’s reputation may be harmed through not meeting investor expectations, and the Group could experience a deterioration in financial performance, such as increased cost of capital

The Group continues to be exposed to costs related to carbon emissions trading schemes. While these costs do not currently have a material financial impact, there can be no assurances that more extensive carbon cost mechanisms may be introduced that could potentially impact the Group’s financial performance. Further, the Group continues to engage with stakeholders to fully understand their expectations in relation to climate change. However, it is recognised that expectations continue to evolve rapidly, and the Group cannot guarantee that all stakeholders’ expectations will continue to be met.

Please refer to page 242 of this Annual Report and Form
20-F
for further details. In addition, the Group publishes an annual independently-assured Sustainability Report, which is available on www.crh.com.

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

The Group is subject to a broad and stringent range of existing and evolving laws, regulations, standards and best practices with respect to health and safety in each of the jurisdictions in which it operates. Should the health and safety frameworks, processes and controls implemented throughout the Group to protect our people fail, the Group would be exposed to significant potential legal liabilities and penalties. Further, high numbers of accidents could pose additional challenges in recruiting new employees, ensuring operational continuity and maintaining licences and permits.

The
COVID-19
pandemic has presented and continues to present additional health and safety challenges due to potential transmission of the virus and changes to traditional operating norms. There is no guarantee that efforts to mitigate the risk of transmission will be effective in preventing the spread of
COVID-19
at our sites and locations.

For additional information on the Group’s health and safety performance, see page 18 of this Annual Report and Form
20-F
or refer to the Group’s independently-assured Sustainability Report, which is available on www.crh.com.

2021 Annual Report and Form 20-F	237

Sustainability and Corporate Social Responsibility

Risk	Discussion

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

Please refer to pages 20 to 27 of this Annual Report and Form
20-F
for further details or refer to the Group’s independently-assured Sustainability Report, which is available on www.crh.com.

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

The global spread of
COVID-19
and the mitigations and practices implemented by governments, such as restrictions on movement of people, temporary closure of businesses or public works stoppages has led to and may continue to lead to delays or stoppage of key infrastructure or commercial projects resulting in a fall in demand for the Group’s products. While governments in the Group’s major markets have not extensively used significant site closures and stay at home orders to quell the spread of
COVID-19
during 2021, there can be no guarantee that such tools will not be used in the future.

The global economy and many of the economies in which the Group operates have been significantly impacted by the
COVID-19
pandemic. Any significant fall in economic performance can lead to the postponement of orders and a fall in demand for the Group’s products. Further, funding allocated for infrastructure projects may be re-directed
to deal with the fallout of the public health emergency.

The Group operates in a labour-intensive industry where employees’, contractors’ and customers’ activities can be adversely impacted by the availability of human resources to design, manufacture or install the Group’s products. Any significant loss of employee resources for a sustained period of time due to quarantine, self-isolation or sickness as a result of a public health emergency could impact the Group’s ability to produce, manufacture and deliver goods. Similarly, the Group’s customers’ activities, and hence the demand for the Group’s products, could be adversely impacted by similar employee availability issues.

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
COVID-19.

Key Compliance Risk Factors
Laws, Regulations and Business Conduct

Risk	Discussion

Description:

The Group is subject to a wide variety of local and international laws and regulations (to include those applicable to it as a listed company) across the many jurisdictions in which it operates, which vary in complexity, application and frequency of change.

Impact:

Potential breaches of local and international laws and regulations could result in litigation or investigations, the imposition of significant fines, sanctions, adverse operational impact and reputational damage.

As an Irish incorporated company, with a premium listing on the London Stock Exchange, a secondary listing on Euronext Dublin and an ADR listing on the New York Stock Exchange, CRH must comply with various laws and regulations including the Irish Companies Acts, the UK Listing Rules, the Euronext Dublin Listing Rules, the Market Abuse Regulation, the Irish Transparency Regulation, and reporting obligations under US securities laws. The Group is also subject to various statutes, regulations, and laws applicable to businesses generally in the countries and markets in which it operates. These include statutes, regulations and laws affecting land usage, zoning, labour and employment practices, competition/anti-trust, financial reporting, taxation, anti-fraud and theft, anti-bribery, anti-corruption, international trade compliance, governance, data protection and data privacy and security, environmental, health and safety, and international trade and sanctions laws and other matters. The Group mandates that its employees comply with its Code of Business Conduct which stipulates best practices in relation to legal, compliance and ethical matters amongst other issues. The Code of Business Conduct is available in multiple languages on www.crh.com.

The Group cannot guarantee that its employees will at all times successfully comply with all demands of regulatory agencies, and there can be no assurance that the Group’s policies and procedures will afford adequate protection against breaches of these demands, fraudulent and/or corrupt activities. Any such activities or breaches of external regulations or internal policies could have a material adverse effect on the Group’s business, results of operations, financial condition, or prospects.

Key Financial and Reporting Risk Factors
Taxation Charge and Balance Sheet Provisioning

Risk	Discussion

Description:

The Group is exposed to uncertainties stemming from governmental actions in respect of taxes paid or payable in the future in all jurisdictions of operation. In addition, various assumptions are made in the computation of the overall tax charge and in balance sheet provisions which may need to be adjusted over time.

Impact:

Changes in tax regimes or assessment of additional tax liabilities in future tax audits could result in incremental tax liabilities which could have a material adverse effect on cash flows and the financial results of operations.

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

As a multinational corporation, the Group is subject to various taxes in all jurisdictions of operation. Due to economic and political conditions, tax rates and the interpretation of tax rules in these jurisdictions may be subject to significant change, heightened during administration changes or periods of fiscal deficit in these economies. For example, there are potential tax rate increases in the US under the Biden administration tax policy proposals. In addition, the Group’s future effective income tax rate could be affected (positively or negatively) by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets or changes in tax laws or their interpretation.

Finally, changes to international tax principles, for example at an EU level, could adversely affect the Group’s effective tax rate or result in higher cash tax liabilities. If the Group’s effective income tax rate was to increase, its cash flows and the financial results of operations could be adversely affected.

2021 Annual Report and Form 20-F	239

Financial Instruments

Risk	Discussion

Description:

The Group uses financial instruments throughout its businesses giving rise to interest rate and leverage, foreign currency, counterparty, credit rating and liquidity risks.

Impact:

A downgrade of the Group’s credit ratings may give rise to increases in future funding costs and may impair the Group’s ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which the Group conducts business may adversely impact the Group’s financial position.

●

Interest rate and leverage risks:
As at 31 December 2021, the Group had outstanding gross indebtedness, including leases, of approximately $12.0 billion (2020: $13.7 billion) and cash and cash equivalents of approximately $5.8 billion (2020: $7.7 billion). The Group uses interest rate swaps to convert a portion of its fixed rate debt to floating rate. While current leverage is low, acquisition activity could adversely impact its operating and financial flexibility as well as financial position. There can be no assurance that the Group will not be adversely impacted by increases in borrowing costs in the future. Over the course of 2021, the Group transitioned from some IBOR-backed rates linked to its main banking facilities to alternative benchmark rates. These alternative benchmark rates are backward-looking meaning the related interest charges will not be fully known until close to the end of the interest period. At this time, it is not possible to say whether the alternative reference rates will be more or less volatile than IBOR and whether the transition to alternative reference rate linked contracts will impact CRH’s borrowing costs and cash flows. Such changes may or may not adversely affect CRH’s financial position

●

Foreign currency risks:
If the Group’s reporting currency weakens relative to the basket of foreign currencies in which net debt is denominated (including the euro, Canadian Dollar, Swiss Franc, Polish Zloty, Philippine Peso and Pound Sterling), the net debt balance would increase; the converse would apply if the Group’s reporting currency was to strengthen. Where economically feasible, net debt is maintained in the same relative ratio as capital employed to act as an economic hedge of the underlying currency assets

●

Counterparty risks:
Insolvency of the financial institutions with which the Group conducts business or a downgrade in their credit ratings may lead to losses in the cash balances that the Group holds with such financial institutions or losses in derivative transactions that the Group has entered into with these parties and may render it more difficult for the Group to utilise existing debt capacity or otherwise obtain financing for operations. The Group holds significant cash and cash equivalents on deposit and derivative transactions with a variety of highly rated financial institutions which at 31 December 2021, totalled $5.8 billion (2020: $7.7 billion) and $122 million (2020: $188 million) respectively. In addition, certain of the Group’s activities give rise to significant amounts receivable from counterparties at the balance sheet date; at 31 December 2021, this balance was $4.0 billion (2020: $3.6 billion)

●

Credit rating risks:
A downgrade of the Group’s credit ratings may give rise to increases in funding costs in respect of future debt and may, among other concerns, impair its ability to access debt markets or otherwise raise funds or enter into lines of credit, for example, on acceptable terms. Such a downgrade may result from factors specific to the Group, including increased indebtedness stemming from acquisition activity, or from other factors such as general economic or sector specific weakness or sovereign credit rating ceilings

●

Liquidity risks:
The principal liquidity risks stem from the maturation of debt obligations and derivative transactions. The Group aims to achieve flexibility in funding sources through a variety of means including (i) maintaining cash and cash equivalents with a number of highly rated counterparties; (ii) meeting the bulk of debt requirements through debt capital markets or other term financing; (iii) limiting the annual maturity of such balances; and (iv) having surplus committed bank lines of credit. However, market or economic conditions may make it difficult at times to realise this objective

For additional information on the above risks see note 22 to the Consolidated Financial Statements on pages 189 to 192.

Goodwill Impairment

Risk	Discussion

Description:

Significant under-performance in any of the Group’s major cash-generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill.

Impact:

While a
non-cash
item, a material write-down of goodwill could have a substantial impact on the Group’s income and equity.

An acquisition generates goodwill to the extent that the price paid exceeds the fair value of the net assets acquired. Under IFRS, goodwill and indefinite-lived intangible assets are not amortised but are subject to annual impairment testing. Other intangible assets deemed separable from goodwill arising on acquisitions are amortised. A detailed discussion of the impairment testing process, the key assumptions used, the results of that testing and the related sensitivity analysis is contained in note 14 to the Consolidated Financial Statements on pages 174 to 176.

While a goodwill impairment charge does not impact cash flow, a full write-down at 31 December 2021 would have resulted in a charge to income and a reduction in equity of $9.5 billion (2020: $9.0 billion).

Key Financial and Reporting Risk Factors - continued
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

For additional information on the impact of foreign exchange movements on the Consolidated Financial Statements for the Group for the year ended 31 December 2021, see the Business Performance and Segmental Reviews section commencing on page 36 and note 22 to the Consolidated Financial Statements on pages 189 to 192.

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
The Board of CRH has adopted a robust set of governance principles, which reflect the 2018 Code and its principles-based approach to corporate governance. Accordingly, the way in which CRH makes determinations of Directors’ independence differs from the NYSE rules. The Board has determined that, in its judgement, all of the non-executive
Directors are independent. In doing so the Board did not explicitly take into consideration the independence requirements outlined in the NYSE’s listing standards.
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
Risk Management and Internal Control

The Board has delegated responsibility for monitoring the effectiveness of the Group’s risk management and internal control systems to the Audit Committee
1
. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives and, in the case of internal control systems, can provide only reasonable and not absolute assurance against material misstatement or loss.
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

1.	In accordance with Section 167(7) of the Companies Act 2014.

2021 Annual Report and Form 20-F	241

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of the Consolidated Financial Statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorisations of management and Directors of the Company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Company’s assets that could have a material effect on the Consolidated Financial Statements
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
In connection with the preparation of the Company’s annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organisations of the Treadway Commission.
Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of 31 December 2021, the Company’s internal control over financial reporting is effective.
Our auditors, Deloitte, a registered public accounting firm, who have audited the Consolidated Financial Statements for the year ended 31 December 2021, have audited the effectiveness of the Company’s internal controls over financial reporting. Their report, on which an unqualified opinion is expressed thereon, is included on page 138.
Changes in Internal Control over Financial Reporting

During 2021, there has been no change in our internal control over financial reporting identified in connection with the evaluation required by Rules
13a-15
that occurred during the period covered by this Annual Report and Form
20-F
that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Acquisitions excluded from the 2020 assessment of internal control over financial reporting were all successfully integrated into the CRH internal control systems in 2021.
Evaluation of Disclosure Controls and Procedures

Management has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined in Exchange Act Rule
13a-15(e)
as of 31 December 2021. Based on that evaluation, the Chief Executive and the Finance Director have concluded that these disclosure controls and procedures were effective as of such date at the level of providing reasonable assurance.
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

In 2021 Oldcastle APG, part of CRH’s Building Products Division, opened a new dualbagging-line, dry-mix
facility located at Cowpens, South Carolina, United States. The plant’s high throughput capability and strategic geographic location between Charlotte and Atlanta, the fastest growing population centers in the southern United States, bolsters APG’s end-to-end
solutions offerings for customers in the region.

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
Overseen by the Board, the Chief Executive has overall responsibility for CRH’s sustainability performance and for ensuring sustainability policies are implemented in all business lines.
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
European Union leaders in 2021 launched the ‘Fit for 55’ package of legislative proposals and policy initiatives that aim for an emissions reduction target of at least 55% by 2030, compared to 1990. CRH is monitoring forthcoming legislative requirements and planning for continued compliance.
CRH’s operations in the US are subject to a number of federal and state laws and regulations addressing climate change. Ultimately more comprehensive “cap and trade” schemes or other emission reduction legislation may be implemented in the US and Canada; depending on the scope of the legislation, this could significantly impact certain operations in North America. CRH continuously monitors developments in regulations and greenhouse gas initiatives involving local, provincial, state or federal governments. As of 18 February 2022, the Group is not aware of any such schemes that would materially affect its US operations.
CRH is committed to proactively addressing the challenges of climate change, which may have a multi-faceted impact on our business strategy. As a provider of building materials and integrated solutions that address the needs of a climate-resilient built environment, there are likely to be strong growth opportunities for CRH. Ongoing public investment will need to create more resilient infrastructure and cities, which require higher safety characteristics and are better suited to extreme weather events like rising water levels and high wind events. CRH includes within its offerings multiple products aimed at climate adaptation and mitigation, including sustainable drainage systems, concrete products used in flood defence systems, products contributing to more resilient structures as well as products with high levels of recycled content, such as recycled asphalt pavement. From a physical risk perspective climate change may have implications on business continuity and mitigating against supply chain disruption.
A management strategy has been put in place to address these risks and opportunities. In 2020, CRH appointed a dedicated member of our executive leadership team with responsibility for Enterprise Strategy, Sustainability & Innovation, to drive the innovation agenda and enterprise strategy around providing sustainable solutions for customers. In 2021, a specific Climate Change committee was established at executive leadership level, to further drive our climate strategy. In delivering this management strategy, CRH seeks to reduce carbon emissions and energy usage, achieve financial efficiencies, and, in addition, help to address the global challenges of climate change.
CRH has developed an ambition to achieve carbon neutrality along the cement and concrete value chain by 2050. As evidence of progress in relation to its decarbonisation efforts, in 2021 CRH announced the expectation to achieve its 2030 carbon emissions reduction target of 520kg CO
2
/tonne of cementitious product by 2025. This target represents a 33% reduction in specific net cement CO
2
compared with 1990 levels. In early 2022, the Group adopted a new SBTi approved target for a 25% reduction in group-wide absolute Scope 1 and Scope 2 CO
2
emissions by 2030 (from a 2020 baseline).
In order to meet its target, CRH has implemented capital expenditure programmes in its cement operations to reduce carbon emissions in the context of international and national commitments to reduce greenhouse gas emissions as well as CRH’s own emission reduction programme and targets discussed above. In regions and countries where trading schemes are in operation, facilities that fall within the scope of this legislation comply with CO
2
“cap and trade” schemes, including the European Union Emissions Trading Scheme and other regional schemes.
Possible Environmental Liabilities

At 18 February 2022, there were no pending legal proceedings relating to site remediation which are anticipated to have a material adverse effect on the financial position or results of operations or liquidity of the Group, nor have internal reviews revealed any situations of likely material environmental liability to the Group.
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

2021 Annual Report and Form 20-F	243

[THIS PAGE INTENTIONALLY LEFT BLANK]

Contractual Obligations
An analysis of the maturity profile of debt, leases capitalised, purchase obligations, deferred and contingent acquisition consideration and pension scheme contribution commitments at 31 December 2021 is as follows:

Payments due by period	Total $m	Less than 1 year $m	1-3 years $m	3-5 years $m	More than 5 years $m

Interest-bearing loans and borrowings (i)	10,435	559	2,103	2,107	5,666

Lease liabilities (ii)	2,188	302	462	325	1,099

Estimated interest payments on	3,032	315	550	452	1,715
contractually-committed debt (iii)

Deferred and contingent acquisition consideration	361	33	190	134	4

Purchase obligations (iv)	2,200	1,305	351	194	350

Retirement benefit obligation commitments (v)	17	2	4	4	7

Total (vi)	18,233	2,516	3,660	3,216	8,841

(i)
Of the $10.4 billion total gross debt, $0.2 billion is drawn on revolving facilities which may be repaid and redrawn up to the date of maturity. The interest payments are estimated assuming these loans are repaid on facility maturity dates.

(ii)	Lease liabilities are presented on an undiscounted basis as detailed in note 20 and note 22 to the Consolidated Financial Statements.

(iii)
These interest payments have been estimated on the basis of the following assumptions: (a) no change in variable interest rates; (b) no change in exchange rates; (c) that all debt is repaid as if it falls due from future cash generation; and (d) none is refinanced by future debt issuance.

(iv)
Purchase obligations include contracted for capital expenditure. A summary of the Group’s future purchase commitments as at 31 December 2021 for capital expenditure is set out in note 13 to the Consolidated Financial Statements. These expenditures for replacement and new projects are in the ordinary course of business and will be financed from internal resources.

(v)	These retirement benefit commitments comprise the contracted payments related to our pension schemes in the UK. See further details in note 28 to the Consolidated Financial Statements.

(vi)
Over the long term, the Group believes that our available cash and cash equivalents, cash from operating activities, along with the access to borrowing facilities will be sufficient to fund our long-term contractual obligations, maturing debt obligations and capital expenditures.

Quantitative and Qualitative Information about Market Risk

CRH addresses the sensitivity of the Group’s interest rate swaps and debt obligations to changes in interest rates in a sensitivity analysis technique that measures the estimated impacts on the income statement and on equity of either an increase or decrease in market interest rates or a strengthening or weakening in the euro against all other currencies, from the rates applicable at 31 December 2021, for each class of financial instrument with all other variables remaining constant. The technique used measures the estimated impact on profit before tax and on total equity arising on net
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

2021 Annual Report and Form 20-F	245

Other Disclosures

History, Development and Organisational Structure of the Company

CRH is the leading building materials business in the world. Our footprint spans 28 countries, employing c. 77,400 people at over 3,200 operating locations.
CRH is the largest building materials business in North America and in Europe and also has regional positions in Asia.
CRH manufactures and supplies a range of integrated building materials, products and innovative solutions for the construction industry. From primary materials, to products that are highly engineered and high-value-added, to integrated building solutions that enable faster, more sustainable construction, CRH is uniquely positioned to address evolving trends in global construction markets. Our products can be found throughout the built environment in a wide range of construction projects from major public infrastructure to commercial buildings and residential homes.
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
As a result of planned geographic diversification since the
mid-1970s,
the Group has expanded by acquisition and organic growth into a leading manufacturer and supplier of building materials, products and integrated solutions with, operations in 28 countries around the world.
The Company is incorporated and domiciled in Ireland. CRH is a public limited company operating under the Companies Act of Ireland 2014. The Group’s worldwide headquarters is located in Dublin, Ireland. Our principal executive offices are located at Stonemason’s Way, Rathfarnham, Dublin 16, Ireland (telephone: +353 1 404 1000). The Company’s registered office is located at 42 Fitzwilliam Square, Dublin 2, Ireland and our US agent is CRH Americas, Inc., 900 Ashwood Parkway, Suite 600, Atlanta, Georgia 30338.
The Company is the holding company of the Group, with direct and indirect share and loan interests in subsidiaries, joint ventures and associates.
From Group headquarters, a small team of executives exercise strategic control over our decentralised operations.
In the detailed description of CRH’s business on pages 36 to 53, estimates of the Group’s various aggregates and stone reserves and resources have been provided by engineers employed by the individual operating companies. Further details are included on pages 226 to 231. Details of product end-use
by sector for each reporting segment are based on management estimates.
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
Exchange Rates

In this Annual Report and Form
20-F,
references to “US Dollar”, “US$”, “$”, “US cents”, “cent” or “c” are, unless otherwise stated, to the United States currency, references to “euro”, “euro cent” or “
€
” are to the euro currency and “Stg£” or “Pound Sterling” are to the currency of the United Kingdom of Great Britain and Northern Ireland (UK). Other currencies referred to in this Annual Report and Form
20-F
include Polish Zloty (PLN), Swiss Franc (CHF), Canadian Dollar (CAD), Chinese Renminbi (RMB), Indian Rupee (INR), Ukrainian Hryvnia (UAH), Philippine Peso (PHP), Romanian Leu (RON) and Serbian Dinar (RSD).
For a discussion on the effects of exchange rate fluctuations on the financial condition and results of the operations of the Group, see the Business Performance section beginning on page 36.
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
Employees

The average number of employees for the past three financial years is disclosed in note 7 to the Consolidated Financial Statements on page 163. The Group believes that relations with its employees and labour unions are satisfactory.
Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a considerable extent on the seasonal impact of weather in CRH’s operating locations, with activity in some markets reduced significantly in winter due to inclement weather. First-half sales accounted for 45% of full-year 2021 (2020: 44%), while EBITDA (as defined)* for the first six months of 2021 represented 37% of the full-year out-turn
(2020: 34%).
Significant Changes

Other than as disclosed in note 3 to the Consolidated Financial Statements on page 159 with respect to the divestment of the Group’s Building Envelope business, no significant changes have occurred since the balance sheet date.
Latest Practical Information

Where referenced in the Supplemental
20-F
and Other Disclosures and Shareholder Information sections, information is provided at the latest practicable date, 18 February 2022.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

As the leading building business in the world, we want to make a positive difference for people, society and the environment. By engaging with our stakeholders we ensure that we can successfully work together to meet the challenges facing society.

2021 Annual Report and Form 20-F 247

Shareholder Information

→ 246-257

This Bird observation hide at a gravel pit in Rouvres-en-Plaine, France has been developed in cooperation with nature conservation organisations and highlights the important habitats that many of our locations incorporate. The site is owned by Eqiom, part of our Europe Materials Division.

248

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

Share price data

	2021			2020
	LSE	Euronext Dublin	NYSE	LSE	Euronext Dublin	NYSE
Share price at 31 December	£39.00	€ 46.52	$52.80	£30.58	€ 34.02	$42.58

Market capitalisation	£30.1bn	€ 35.9bn	$40.7bn	£24.0bn	€ 26.7bn	$33.4bn

Share price movement during year:

-high	£39.32	€ 46.96	$53.76	£31.67	€ 36.50	$42.82

-low	£30.22	€ 34.38	$41.14	£15.74	€ 17.43	$18.64
For further information on CRH shares see note 29 to the Consolidated Financial Statements.
Ownership of Ordinary Shares
Shareholdings as at 31 December 2021

Geographic location (i)	Number of shares held ‘000s	% of total

United Kingdom	229,920	29.7

North America	229,806	29.7

Europe/Other	155,123	20.0

Retail	132,818	17.2

Ireland	22,996	3.0

Treasury (ii)	3,477	0.4

	774,140	100.0

(i)	This represents a best estimate of the number of shares controlled by fund managers resident in the geographic regions indicated. Private shareholders are classified as retail above.

(ii)	As detailed in note 29 to the Consolidated Financial Statements.

The Company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. The major shareholders do not have any special voting rights.
As at 2 March 2022, the Company had received notification of certain interests in its Ordinary Share capital that were equal to, or in excess of, 3%. These interests are presented in Corporate Governance – Substantial Holdings on page 74.

2021 Annual Report and Form 20-F	249

Ownership of Ordinary Shares - continued

Purchases of Equity Securities by the Issuer and Affiliated Persons

In April 2018, CRH announced its intention to introduce a share repurchase programme to repurchase Ordinary Shares (the ‘Programme’).
During 2020, CRH repurchased a total of 5,951,146 Ordinary Shares and returned a further $0.2 billion to shareholders. In 2021, CRH repurchased a total of 17,829,602 Ordinary Shares returning a further $0.9 billion of cash to shareholders. This brings the total cash returned to shareholders under the share buyback programme to $2.9 billion since its commencement in May 2018.
The tables below sets forth the Ordinary Shares repurchased under this programme together with details of the Ordinary Shares purchased by the Employee Benefit Trust (EBT) during 2020 and 2021.
See note 29 to the Consolidated Financial Statements for further details.

2021
Month	Total number of share buyback purchases	Total number of EBT purchases	Total number of shares purchased	Average price paid per share - share buyback (i) (ii)

March	1,642,000	307,410	1,949,410	€ 38.89

April	1,658,731	38,571	1,697,302	€ 39.81

May	1,042,547	-	1,042,547	€ 41.25

June	1,502,661	-	1,502,661	€ 42.77

July	2,095,200	-	2,095,200	€ 41.66

August	1,535,632	-	1,535,632	€ 43.65

September	2,358,058	-	2,358,058	€ 42.87

October	2,267,621	-	2,267,621	€ 40.46

November	2,366,929	-	2,366,929	€ 43.64

December	1,360,223	-	1,360,223	€ 44.98

	17,829,602	345,981	18,175,583

2020
Month	Total number of share buyback purchases	Total number of EBT purchases	Total number of shares purchased	Average price paid per share - share buyback (i) (ii)

January	1,850,167	-	1,850,167	€ 34.72

February	3,210,214	265,820	3,476,034	€ 33.78

March	890,765	804,405	1,695,170	€ 30.67
	5,951,146	1,070,225	7,021,371

(i)	Average price paid per share in respect of 2021 EBT purchases; March € 38.99 and April € 39.84 (2020: February € 30.68, March € 21.94).

(ii)	The average price paid per share in 2021 in respect of the share buyback programme was equal to $49.30 (2020: $36.96).
Other than the above, there were no purchases of equity securities by the issuer and/or affiliated persons during the course of 2021.

CREST and Migration to Euroclear Bank

Since 1996, CREST has been the depository for the settlement of Irish issuers’ equity securities trading in Dublin and/or London. As a result of Brexit, CREST was no longer available to any Irish incorporated issuers, irrespective of whether they are listed in Ireland, London or both, and all Irish issuers had to migrate from CREST to the market’s chosen replacement system, Euroclear Bank Belgium.

An Extraordinary General Meeting was held on 9 February 2021 to seek shareholder approval to the migration of the Company’s securities to Euroclear Bank’s central securities depository and to approve associated changes to the Articles of Association. All resolutions were passed and the migration took effect on 15 March 2021.

250

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
The below table sets forth the amounts of interim, final and total dividends declared in US cents (2020 - 2021) and euro cent (2017-2019) per Ordinary Share in respect of each fiscal year indicated. Solely for the convenience of the reader, dividends declared in the years 2017-2019 have been translated into US cents per Ordinary Share at the dividend record date exchange rate. An interim dividend of 23.00 US cents was paid in respect of Ordinary Shares on 8 October 2021. The final dividend, if approved at the forthcoming AGM of shareholders to be held on 28 April 2022, will be paid on 5 May 2022 to shareholders on the Register of Members as at the close of business on 11 March 2022 and will bring the full-year dividend for 2021 to 121.0 US cents.
Dividend Withholding Tax (DWT) must be deducted from dividends paid by an Irish resident company, unless a shareholder is entitled to an exemption and has submitted a properly completed exemption form to the Company’s Registrars, Link Registrars Limited (the ‘Registrars’). DWT applies to dividends paid by way of cash or by way of shares under a scrip dividend scheme and is deducted at the standard rate of Income Tax (25%). Non-resident shareholders located in countries with a double tax treaty with Ireland and certain Irish companies, trusts, pension schemes, investment undertakings and charities may be entitled to claim exemption from DWT. Copies of the exemption form may be obtained from the Registrars. Shareholders should note that DWT will be deducted from dividends in cases where a properly completed form has not been received by the specified deadline notified when a dividend is announced. Individuals who are resident in the Republic of Ireland for tax purposes are not entitled to an exemption. If shares are held via Euroclear Bank or CREST, the owners of the shares will need to contact the intermediary through whom the shares are held in order to arrange for their dividends to be exempted.
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
Alternatively such shareholders can complete a paper dividend mandate form and submit it to the Registrars. A copy of the form can be obtained on the Registrars’s Share Portal or can be requested directly from the Registrars. Tax vouchers will continue to be sent to the shareholder’s registered address under this arrangement.
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
Following the change in reporting currency from euro to US Dollar with effect from 1 January 2020, all dividends are declared in US Dollar. However, they are generally paid in euro. In order to avoid costs to shareholders, dividends are paid in Pound Sterling and US Dollar to shareholders whose shares are held in certificated form and whose address, according to the Share Register, is in the UK and the US respectively, unless they require otherwise. In respect of the 2021 final dividend, the latest date for receipt of currency elections is 25 March 2022. Where shares are held in the Euroclear Bank system, dividends are automatically paid in euro unless a currency election is made.
Investors holding CREST Depositary Interests (“CDI“s) should refer to the CREST International Service Description for information on currency elections in respect of CDIs.
Dividends in respect of 7% ‘A’ Cumulative Preference Shares are paid half-yearly on
5 April and 5 October. Dividends in respect of 5% Cumulative Preference Shares are paid half-yearly on 15 April and 15 October.

				US cents per Ordinary Share
Year ended 31 December				Interim	Final	Total

2021				23.00	98.00 (i)	121.00

2020				22.00	93.00	115.00

	euro cent per Ordinary Share			US cents per Ordinary Share (ii)
Years ended 31 December	Interim	Final	Total	Interim	Final	Total

2019	20.00	63.00	83.00	22.00	70.00	92.00

2018	19.60	52.40	72.00	22.80	59.20	82.00

2017	19.20	48.80	68.00	23.20	60.00	83.20

(i)	Proposed.

(ii)	Interim and final dividends per Ordinary Share declared previously in euro have been translated to US Dollar using the dividend record date exchange rate.

2021 Annual Report and Form 20-F	251

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
2014 Performance Share Plan

The 2014 Performance Share Plan was approved by shareholders at the AGM on 7 May 2014. It replaces the 2010 Share Option Scheme. See page 99 of the 2021 Directors’ Remuneration Report for more details.
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
Eligible employees who wished to participate in the scheme would enter into a savings contract with a nominated savings institution, for a three or a five-year period, to save a maximum of
€
500 or Stg£500, as appropriate, per month.
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
At 2 March 2022, 2,118,642 Ordinary Shares have been issued
1
pursuant to the 2010 Savings-related Share Option Schemes to date.
2021 Savings-related Share Option Schemes

At the AGM held on 29 April 2021, shareholders approved the adoption of savings-related share options schemes for the UK and Ireland (the ‘2021 Savings-related Share Option Schemes’) to replace the 2010 Savings-related Share Option Schemes. These schemes expired in May 2020.
All employees of a participating subsidiary in the Republic of Ireland or the UK, who have satisfied a required qualifying period, are invited to participate in this scheme, although at present there is currently no financial services provider supporting new awards under Irish SAYE schemes following the exit from the market of the current provider in 2021. Eligible employees who wish to participate in the scheme enter into a savings contract with a nominated savings institution, for a three or a five-year period, to save a maximum of
€
500 or Stg£500, as appropriate, per month.
At the commencement of each contract period employees are granted an option to acquire Ordinary Shares in the Company at an option price which is equal to the amount proposed to be saved plus the bonus payable by the nominated savings institution at the end of the savings period. The price payable for each Ordinary Share under an option will not be less than the higher of par or 85% of the market value of a share on the day the invitation to apply for the option is issued.
On completion of the savings contract, employees may use the amount saved, together with the bonus earned, to exercise the option.
At 2 March 2022, no Ordinary Shares have been issued
1
pursuant to the 2021 Savings-related Share Option Scheme to date.
Share Participation Schemes

At the AGM on 13 May 1987, shareholders approved the establishment of Share Participation Schemes for the Company, its subsidiaries and companies under its control. Directors and employees of the companies who are tax resident in Ireland and have at least one year’s service may elect to participate in these Share Participation Schemes.
At 2 March 2022, 8,444,240 Ordinary Shares have been issued
1
pursuant to the Share Participation Schemes.

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

Fees and direct/indirect payments made by the Depositary to the Company
The Depositary has agreed to reimburse certain Company expenses related to the Company’s ADS programme and incurred by the Company in connection with the ADS programme. For the year ended 31 December 2021 the Depositary reimbursed to the Company, or paid amounts on its behalf to third parties, a total sum of $400,999. This table sets forth the category of expense that the Depositary has agreed to reimburse to the Company and the amounts reimbursed for the year ended 31 December 2021.

The Depositary has also agreed to waive fees for standard costs associated with the administration of the ADS programme and has paid certain expenses directly to third parties on behalf of the Company.

Under certain circumstances, including removal of the Depositary or termination of the ADS programme by the Company, the Company is required to repay the Depositary, up to a maximum of $250,000, the amounts waived, reimbursed and/ or expenses paid by the Depositary to or on behalf of the Company.

Category of expense reimbursed to the Company	Amount reimbursed for the year ended 31 December 2021 $
New York Stock Exchange listing fees	74,000
Investor relations expenses	326,000
Total	400,000
The table below sets forth the types of expenses that the Depositary has paid to third parties and the amounts reimbursed for the year ended 31 December 2021:
Category of expense waived or paid directly to third parties	Amount reimbursed for the year ended 31 December 2021 $
Printing, distribution and administration costs paid directly to third parties in connection with US shareholder communications and Annual General Meeting related expenses in connection with the American Depositary Share programme	999

Total	999

2021 Annual Report and Form 20-F	253

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
Taxation of Dividends Paid to US Holders

Under general Irish tax law, US holders are not liable for Irish tax on dividends received from the Company. On the payment of dividends, the Company is obliged to withhold DWT. The statutory rate during 2021 was 25% of the dividend payable. Dividends paid by the Company to a US tax resident individual will be exempt from DWT provided the following conditions are met:

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
The amount of the dividend distribution includable in income of a US holder will be the US Dollar value of the dividends on the date they are distributed, regardless of whether the US holder elects to receive the payment in a currency other than US Dollars. If the US holder elects to receive the payment in a currency other than US Dollars, generally any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is distributed to the date such payment is received will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

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
Accordingly, holders of Ordinary Shares may be subject to Irish gift or inheritance tax, notwithstanding that the parties involved are domiciled and resident outside the Republic of Ireland. Certain exemption thresholds apply to gifts and inheritances depending on the relationship between the donor and donee.
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
€
1,000). Exchanges of Ordinary Shares for ADSs, and ADSs for Ordinary Shares may be subject to Irish stamp duty in certain circumstances.

2021 Annual Report and Form 20-F	255

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

J.H. Rudolph & Co., Inc, part of CRH’s America’s Materials Division, delivered this runway extension project at Huntingburg Regional Airport in Indiana, United States. The project included increasing the length of the runway by over 500 feet and the construction of Indiana’s first traffic tunnel under an airport runway.

256

Memorandum and Articles of Association - continued

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

2021 Annual Report and Form 20-F	257

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
CRH Website

Information on, or accessible through our website, www.crh.com, other than the item identified as the Annual Report and Form 20-F, does not form part of and is not incorporated into the Company’s Annual Report on Form 20-F as filed with the SEC (the ‘Form 20-F’). References in this document to other documents on the CRH website, such as the CRH Sustainability Report, are included only as an aid to their location and are not incorporated by reference into the Form 20-F. The Group’s website provides the full text of the Form 20-F, which is filed annually with the SEC, interim reports, trading updates, copies of presentations to analysts and investors and circulars to shareholders. News releases are made available in the News section of the website, immediately after release to the Stock Exchanges.
Electronic Proxy Voting

Shareholders holding shares in certificated form may lodge a proxy form for the 2022 AGM electronically by accessing the Registrars’ website
www.signalshares.com and entering CRH plc in the company name field. Shareholders will need to register for Signal Shares by clicking on “registration section” (if you have not registered previously) and following the registration instructions.
Investors who hold their interests in the Company’s shares through either the Euroclear Bank system or as CREST Depository Interests (“CDI“s) should refer to the Euroclear Bank Service Description or the CREST International Manual respectively or to the broker or custodian through whom they hold their shares to give their voting instructions.
Further details on how shareholders holding shares in uncertificated form can vote electronically at the 2022 AGM are available in the notes to the Notice of the AGM.
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

Financial Calendar

Announcement of final results for 2021	3 March 2022

Ex-dividend date	10 March 2022

Record date for dividend	11 March 2022

Latest date for receipt of completed bank mandates	25 March 2022

Latest date for receipt of currency elections	25 March 2022

Latest date for revocation of existing bank mandates	25 March 2022

Annual General Meeting	28 April 2022

Dividend payment date	5 May 2022

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
Principal Accountant Fees and Services

Details of auditors’ fees for Deloitte Ireland LLP, Dublin Ireland, PCAOB ID No. 1193 (in respect of the years ended 31 December 2021 and 31 December 2020) and Ernst & Young, Dublin Ireland, PCAOB ID No. 1411 (in respect of the year ended 31 December 2019) are set out in note 5 to the Consolidated Financial Statements. For details on the audit and non-audit services pre-approval policy see Corporate Governance – External Auditors on page 65.
Documents on Display

The SEC maintains an internet site at http://www.sec.gov that contains reports filed electronically with the SEC, including this Form 20-F and documents referred to herein. SEC filings are also available to the public from commercial document retrieval services. This Form 20-F is also available at CRH’s website, www.crh.com.

Across our businesses an uncompromising approach to workplace safety ensures that our people are protected from potential hazards as they go about their jobs. We continue to invest in initiatives to strengthen our culture of health, safety and wellbeing.

Dycore and Heembeton both part of CRH’s Europe Materials Division based in the Netherlands collaborated on a solution involving the on-site assembly of hollow core floors, ribbed floors, prefab concrete walls and the facades for 95 homes in this housing project in Groningen, Netherlands.

260

Principal Subsidiary Undertakings
as at 31 December 2021
Europe Materials

Incorporated and operating in		% held	Products and services

	Ergon N.V.	100	Precast concrete and structural elements

	Oeterbeton N.V.	100	Precast concrete

Belgium	Prefaco N.V.	100	Precast concrete structural elements

	Schelfhout N.V.	100	Precast concrete wall elements

	VVM N.V.*	100	Clinker grinding and cement production

	Northstone (NI) Limited (including Farrans	100	Aggregates, readymixed concrete, mortar, coated macadam,

	Construction, Materials and Cubis divisions)		rooftiles, building and civil engineering contracting

	Premier Cement Limited	100	Marketing and distribution of cement

Britain & Northern Ireland	Southern Cement Limited	100	Sale and distribution of cement
	Tarmac Aggregates Limited	100	Aggregates, asphalt, readymixed concrete and contracting
	Tarmac Building Products Limited	100	Building products

	Tarmac Cement and Lime Limited	100	Cement and lime

	Tarmac Trading Limited	100	Aggregates, asphalt, cement, readymixed concrete and contracting

Czech Republic	Vapenka Vitosov s.r.o*	75	Production of lime and lime products

	Betongruppen RBR A/S	100	Concrete paving manufacturer

Denmark	CRH Concrete A/S	100	Structural concrete products

	RC Beton A/S	100	Manufacturer of concrete paving, concrete blocks and underground products

Finland	Finnsementti Oy	100	Cement
	Rudus Oy	100	Aggregates, readymixed concrete and concrete products

	Eqiom	99.99	Aggregates, cement and readymixed concrete

France	L’industrielle du Béton S.A.	100	Structural concrete products

	Stradal*	100	Utility and infrastructural concrete products

	Fels Holding GmbH	100	Holding company

	Fels Netz GmbH	100	Logistics and owned railway infrastructure operator

Germany	Fels Vertriebs und Service GmbH & Co. KG.	100	Lime and limestone, development of new products

	Fels-Werke GmbH	100	Production and sale of lime and limestone

	Opterra GmbH	100	Cement and readymixed concrete

	Danucem Magyarország Kft.	100	Cement and readymixed concrete

Hungary	Ferrobeton Dunaújvárosi Beton- és	100	Precast concrete structural elements

	Vasbetonelem-gyártó Zrt

	Clogrennane Lime Limited	100	Burnt and hydrated lime

	Irish Cement Limited	100	Cement

Ireland	Roadstone Limited	100	Aggregates, readymixed concrete, mortar, coated macadam, concrete

			blocks and pipes, asphalt, agricultural and chemical limestone and contract surfacing

Netherlands	Calduran B.V.	100	Sand-lime bricks and building elements
	Cementbouw B.V.	100	Cement transport and trading, readymixed concrete and aggregates
	Heembeton B.V.	100	Precast concrete structural elements
	Dycore B.V.	100	Concrete flooring elements

Philippines (i)	Republic Cement & Building Materials, Inc.	40	Cement
	Republic Cement Land & Resources Inc.	40	Cement and Building Materials

(i)  55% economic interest in the combined Philippines business (see note 31 to the Consolidated Financial Statements).

2021 Annual Report and Form 20-F	261

Europe Materials - continued

Incorporated and operating in		% held	Products and services

Poland	Przedsiebiorstwo Produkcji Mas Betonowych	90.30	Readymixed concrete
	Bosta Beton Sp. z o.o.
	Drogomex Sp. z o.o.*	100	Asphalt and contract surfacing
	Cement Ożarów S.A.	100	Cement
	Masfalt Sp. z o.o.*	100	Asphalt and contract surfacing
	Trzuskawica S.A.	100	Production of lime and lime products

Romania	ROMCIM S.A.	98.61	Cement
	Elpreco S.A.	100	Architectural concrete products
	Ferrobeton Romania SRL	100	Structural concrete products

Serbia	Moravacem d.o.o. Popovac	100	Cement

Slovakia	Danucem (Slovensko) a.s.	99.78	Cement and readymixed concrete
	Ferrobeton Slovensko s.r.o	100	Precast concrete structural elements

Spain	Beton Catalan, S.A.	100	Readymixed concrete
	Cementos Lemona, S.A.	98.75	Cement

Switzerland	JURA-Holding AG	100	Cement, aggregates and readymixed concrete

Ukraine	LLC Cement*	100	Cement and clinker grinding
	PJSC Mykolaivcement*	100	Cement
	Podilsky Cement PJSC*	100	Cement

262

Principal Subsidiary Undertakings - continued
as at 31 December 2021
Americas Materials

Incorporated and operating in		% held	Products and services

	CRH Canada Group Inc.	100	Aggregates, asphalt, cement and readymixed concrete

Canada			and provider of construction services

	Ash Grove Cement Company	100	Aggregates, readymixed concrete and cement

	Callanan Industries, Inc.	100	Aggregates, asphalt, readymixed concrete

			and related construction activities

	CPM Development Corporation	100	Aggregates, asphalt, readymixed concrete, prestressed

			concrete and related construction activities

	Dolomite Products Company, Inc.	100	Aggregates, asphalt, readymixed concrete

			and related construction activities

	Michigan Paving and Materials Company	100	Aggregates, asphalt and related construction activities

	Mountain Enterprises, Inc.	100	Aggregates, asphalt and related construction activities

	Mulzer Crushed Stone, Inc	100	Aggregates, asphalt, readymixed concrete, aggregates

			distribution and related construction activities

	CRH Americas Materials, Inc. and subsidiaries	100	Holding company

	Oldcastle SW Group, Inc.	100	Aggregates, asphalt, readymixed concrete

			and related construction activities

	OMG Midwest, Inc.	100	Aggregates, asphalt, readymixed concrete

			and related construction activities

United States	Pennsy Supply, Inc.	100	Aggregates, asphalt, readymixed concrete

			and related construction activities

	Pike Industries, Inc.	100	Aggregates, asphalt, readymixed concrete

			and related construction activities

	P.J. Keating Company	100	Aggregates, asphalt and related construction activities

	Preferred Materials, Inc.	100	Aggregates, asphalt, readymixed concrete, aggregates

			distribution and related construction activities

	Staker & Parson Companies	100	Aggregates, asphalt, readymixed concrete

			and related construction activities

	Suwannee American Cement Company, LLC	80	Cement

	Tilcon Connecticut Inc.	100	Aggregates, asphalt, readymixed concrete

			and related construction activities

	Tilcon New York Inc.	100	Aggregates, asphalt and related construction activities

	The Shelly Company	100	Aggregates, asphalt, readymixed concrete

			and related construction activities

	Trap Rock Industries, LLC*	60	Aggregates, asphalt and related construction activities

	West Virginia Paving, Inc.	100	Aggregates, asphalt and related construction activities

2021 Annual Report and Form 20-F	263

Building Products

Incorporated and operating in		% held	Products and services

Australia	Ancon Building Products Pty Ltd	100	Construction accessories
	Cubis Systems Australia Pty Ltd*	100	Supplier of access chambers and ducting products

Belgium	Plakabeton N.V.	100	Construction accessories
	Marlux N.V.	100	Concrete paving and landscaping products
	Stradus N.V.	100	Concrete paving and landscaping products

Britain &	Ancon Limited	100	Construction accessories

Northern Ireland

Canada	Oldcastle Building Products Canada, Inc. (trading as Groupe	100	Specialty masonry, hardscape and patio products, custom
	Permacon, Expocrete Concrete Products, Techniseal,		fabricated glass, architectural glazing systems and hardware
	Oldcastle BuildingEnvelope, C.R. Laurence of Canada,		for glass industry, utility boxes and trench systems
	Oldcastle Enclosure Solutions)

France	Plaka Group France S.A.S.	100	Construction accessories

Germany	EHL AG	100	Concrete paving and landscape walling products
	Leviat GmbH	100	Construction accessories

Ireland	Cubis Systems Limited	100	Supplier of access chambers and ducting products

Netherlands	Struyk Verwo Groep B.V.	100	Concrete paving products

Poland	Polbruk S.A.	100	Concrete paving products

Slovakia	Premac, spol. s.r.o.*	100	Concrete paving and floor elements

Switzerland	Leviat AG*	100	Construction accessories

	MoistureShield, Inc.	100	Composite building products

	CRH Americas Products, Inc.	100	Holding company

	CRH America, Inc.	100	Holding company

	CRH America Finance, Inc.	100	Holding company

	C.R. Laurence Co., Inc.	100	Fabrication and distribution of custom

			hardware products for the glass industry

	Meadow Burke, LLC	100	Concrete accessories

	CRH Americas, Inc.	100	Holding company

	Oldcastle APG Northeast, Inc. (trading principally as Anchor	100	Specialty masonry, hardscape and patio products

	Concrete Products)

	Oldcastle APG South, Inc. (trading principally as Adams	100	Specialty masonry, hardscape and patio products

	Products, Georgia Masonry Supply, Northfield Block Company,

	Anchor Block, Oldcastle Mid-Atlantic, EP Henry and Oldcastle

United States	Coastal)

	Oldcastle APG West, Inc. (trading principally as Amcor Masonry	100	Specialty masonry and stone products,

	Products, Central Pre-Mix Concrete Products, Jewell Concrete,		hardscape and patio products

	Ash Grove Products, Sierra Building Products, US Mix and

	Superlite Block)

	Oldcastle APG, Inc.	100	Holding company

	APG Mid-Atlantic, Inc.	100	Specialty masonry, hardscape and patio products

	Oldcastle BuildingEnvelope ™ , Inc.	100	Custom fabricated architectural glass and

			architectural glazing systems

	Oldcastle Building Products, Inc.	100	Holding company

	Oldcastle Lawn & Garden, Inc.	100	Patio products, bagged stone, mulch and stone

	Oldcastle Infrastructure, Inc.	100	Precast concrete products, concrete pipe,

			prestressed plank and structural elements

	Pebble Technology International	100	Aggregate pool finishes

	National Pipe & Plastics, Inc.	100	Pipe Products

264

Principal Equity Accounted Investments
as at 31 December 2021
Europe Materials

Incorporated and operating in		% held	Products and services

China	Yatai Building Materials Group Company Limited*	26	Cement

Ireland	Kemek Limited*	50	Commercial explosives

Americas Materials

Canada	Airlinx Transit Partners Inc.*	50	Special-purpose entity on Ontario infrastructure construction
	Blackbird Infrastructure 407 General Partnership*	50	Special-purpose entity on highway infrastructure construction
	Blackbird Maintenance 407 General Partnership*	50	Construction
	Blackbird Constructors 407 General Partnership*	50	Construction
	Blackbird Infrastructure 407 CRH GP Inc*	50	Special-purpose entity on highway infrastructure construction
	DAD (Finch West LRT Inc.)*	33	Special-purpose entity on Ontario infrastructure construction
	Kiewit-Dufferin Midtown Partnership*	35	Construction
	Mosaic Transit Partners General Partnership*	33	Special-purpose entity on Ontario infrastructure construction
	Mosaic Transit Constructors General Partnership*	33	Construction

United States	Buckeye Ready-Mix, LLC*	45	Readymixed concrete
	Cadillac Asphalt, LLC*	50	Asphalt
	Piedmont Asphalt, LLC*	50	Asphalt
	Southside Materials, LLC*	50	Aggregates

*	Audited by firms other than Deloitte
Pursuant to Sections
314-316
of the Companies Act 2014, a full list of subsidiaries, joint ventures and associated undertakings will be annexed to the Company’s Annual Return to be filed in the Companies Registration Office in Ireland.

2021 Annual Report and Form 20-F	265

Executive Leadership Biographies

Albert Manifold	Dan Stover	Isabel Foley
Group Chief Executive	President, Americas Materials	Group General Counsel
Appointed to the Board January 2009

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

Qualifications:
BCL, Law Society of Ireland, CEDR Accredited Mediator.

Jim Mintern	Onne van der Weijde	David Dillon
Group Finance Director	President, Europe Materials	Executive Vice President, Chief of Staff
Appointed to the Board
June 2021

Jim has over 30 years’ experience in the building materials industry, nearly 20 years of which have been with CRH. Jim joined CRH as Finance Director for Roadstone and since then has held a number of positions across the Group, including Country Manager for Ireland, Managing Director of each of the Western and Eastern regions of our Europe Materials Division and most recently Chief of Staff to the Chief Executive, where he worked closely with divisional and operational leadership and had oversight of the Group’s Performance, Safety and Special Projects activities and led a number of Performance Improvement initiatives in recent years. He was appointed Finance Director Designate in March 2021 and became Group Finance Director with effect from 1 June 2021.

Qualifications:
BComm, FCA.

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

Qualifications:
Bachelor of Economics and Accounting, MBA.

David joined CRH in 1998 in the United States, where he was Controller for the Americas Materials Division. He returned to Europe in 2003, initially as Development Manager for the Europe Materials Division. He has since held a number of senior operational and leadership roles across the Group including Country Manager Finland in the Europe Materials Division, Managing Director of Europe Lightside, Divisional President of Europe Lightside & Distribution, and President Global Strategy & Business Development. Prior to joining CRH he held various financial roles in the airline industry.

Qualifications:
BComm, FCA.

Randy Lake	Gina Jardine
Chief Operating Officer	Chief Human Resources Officer

Randy joined CRH in the Americas in 1996 and has held several senior operating positions across multiple CRH businesses, initially in Architectural Products, then in Materials. In 2008, he was appointed President of our Americas Materials Performance group and subsequently led the launch of our Building Solutions business. Prior to his current appointment, Randy served as President of Americas Materials from 2016 to 2020 and Group Executive, Strategic Operations from 2020 to 2021. Randy is actively involved in the Materials industry in North America and served as Chairman of the US National Stone, Sand & Gravel Association in 2018.

Gina joined CRH in July 2019 as Senior Vice President, HR for our Building Products division, before being appointed Chief Human Resources Officer (CRHO) in January 2021. Gina has over 25 years’ experience in Global Human Resource roles spanning large scale industries including Building Products, Mining, Logistics & Warehousing, Telecommunications and Automotive. Immediately prior to CRH, she served as CHRO at Toronto- based Kinross Gold Corporation.

Qualifications:
BA (Social Science), MBA.

Qualifications: BS (Business Administration), MBA.

Nathan Creech	Juan Pablo San Agustín
President, Building Products	Group Executive, Strategy, Sustainability & Innovation

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

Qualifications: BS, MBA.

Executive Leadership team at 2 March 2022.

266

Our Products and Services Locations

*	Includes Infrastructure Products, Architecture Products and Network Access Products
1.	Includes the Group’s equity accounted investment

2021 Annual Report and Form 20-F	267

268

Exhibits
The following documents are filed in the SEC’s EDGAR system, as part of this Annual Report on Form
20-F,
and can be viewed on the SEC’s website.

1.	Memorandum and Articles of Association.*

2.1	Amended and Restated Deposit Agreement dated 28 November 2006, between CRH plc and The Bank of New York Mellon.**

2.2	Description of securities registered under Section 12 of the Exchange Act.

8.	Listing of principal subsidiary undertakings and equity accounted investments (included on pages 260 to 264 of this Annual Report and Form 20-F).

12.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002.

13.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002.***

15.1	Consent of Independent Registered Public Accounting Firm - Deloitte.

15.2	Consent of Independent Registered Public Accounting Firm - EY.

15.3	Governance Appendix.

16.	Disclosure of Mine Safety and Health Administration (MSHA) Safety Data.

17.	List of Issuers and Guarantors.

101.	Inline eXtensible Business Reporting Language (XBRL).

*	Incorporated by reference to Annual Report on Form 20-F for the year ended 31 December 2020 that was filed by the company on 12 March 2021.
**	Incorporated by reference to Annual Report on Form 20-F for the year ended 31 December 2006 that was filed by the Company on 3 May 2007.
***	Furnished but not filed.
The total amount of long-term debt of the Registrant and its subsidiaries authorised under any one instrument does not exceed 10% of the total assets of CRH plc and its subsidiaries on a consolidated basis.
The Company agrees to furnish copies of any such instrument to the SEC upon request.

2021 Annual Report and Form 20-F	269

Cross Reference to Form
20-F
Requirements
This table has been provided as a cross reference from the information included in this Annual Report and Form
20-F
to the requirements of this
20-F.

Page
PART I

Item 1.	Identity of Directors, Senior Management and Advisors		n/a

Item 2.	Offer Statistics and Expected Timetable		n/a

Item 3.	Key Information

	A	- [Reserved]	n/a

	B	- Capitalisation and Indebtedness	n/a

	C	- Reasons for the Offer and Use of Proceeds	n/a

	D	- Risk Factors	232-240

Item 4.	Information on the Company

	A	- History and Development of the Company	2-4, 12-14, 38-40, 159-160, 172-173, 206-208, 245, 257

	B	- Business Overview	2, 12-13, 42-53, 111, 155-159, 225, 232-240, 242, 245

	C	- Organisational Structure	245, 260-264

	D	- Property, Plants and Equipment	146, 172-173, 225-231

Item 4A.	Unresolved Staff Comments		None

Item 5.	Operating and Financial Review and Prospects

	A	- Operating Results	10-12, 18-19, 25, 38-40,

42-53, 76-77, 242

	B	- Liquidity and Capital Resources	38-40, 144-153, 167, 172-173, 178-179, 180-196, 198-202, 244

	C	- Research and Development, Patents and Licences, etc.	245

	D	- Trend Information	12, 38-40, 42-53

	E	- Critical Accounting Estimates	n/a

	Supplemental Guarantor Information		224

Item 6.	Directors, Senior Management and Employees

	A	- Directors and Senior Management	8-9, 56-59, 61, 265

	B	- Compensation	81-109, 198-202

	C	- Board Practices	56-59, 64-68, 70-75, 95

	D	- Employees	163, 245

	E	- Share Ownership	108, 251

Item 7.	Major Shareholders and Related Party Transactions

	A	- Major Shareholders	74, 248-249

	B	- Related Party Transactions	210

	C	- Interests of Experts and Counsel	n/a

Item 8.	Financial Information

	A	- Consolidated Statements and Other Financial Information	140-210

		- Legal Proceedings	242, 245

		- Dividends	110, 250

	B	- Significant Changes	245

Item 9.	The Offer and Listing

	A	- Offer and Listing Details	248

	B	- Plan of Distribution	n/a

Page

	C	- Markets	248

	D	- Selling Shareholders	n/a

	E	- Dilution	n/a

	F	- Expenses of the Issue	n/a

Item 10.	Additional Information

	A	- Share Capital	n/a

	B	- Memorandum and Articles of Association	255-256

	C	- Material Contracts	None

	D	- Exchange Controls	257

	E	- Taxation	253-254

	F	- Dividends and Paying Agents	n/a

	G	- Statements by Experts	n/a

	H	- Documents on Display	257

	I	- Subsidiary Information	260-264

Item 11.	Quantitative and Qualitative Disclosures about Market Risk		244

Item 12.	Description of Securities Other than Equity Securities

	A	- Debt Securities	n/a

	B	- Warrants and Rights	n/a

	C	- Other Securities	n/a

	D	- American Depositary Shares	252

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies		None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		None

Item 15.	Controls and Procedures		138, 240-241

Item 16A.	Audit Committee Financial Expert		57-59, 64

Item 16B.	Code of Ethics		74-75

Item 16C.	Principal Accountant Fees and Services		65, 68, 75, 161, 257

Item 16D.	Exemptions from the Listing Standards for Audit Committees		n/a

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		249

Item 16F.	Change in Registrant’s Certifying Accountant		None

Item 16G.	Corporate Governance		240-241

Item 16H.	Mine Safety Disclosures		225

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections		n/a

PART III

Item 17.	Financial Statements		n/a

Item 18.	Financial Statements		140-210

Item 19.	Exhibits		268

270

Index

A

Accounting Policies	145

Acquisitions, Divestments & Finance Committee	74

American Depositary Shares	252

Americas Materials	42

Annual General Meeting	108

Audit Committee	64

Auditors (Directors’ Report)	112

Auditor’s Remuneration	65, 161, 215

Auditor’s Report, Independent (US)	135

B

Balance Sheet

- Consolidated	142

Board Approval of Financial Statements (note 33)	210

Board Committees	74

Board Effectiveness	61

Board of Directors	56

Board Responsibilities	73

Building Products	50

Business and Non-Current Asset Disposals (note 6)	162

Business Combinations (note 30)	151, 206

Business Model	16

Business Performance	36

C

Capital and Financial Risk Management (note 22)	189

Carbon	23, 25

Cash and Cash Equivalents (note 23)	152, 193

Cash Flow, Operating	19

Cash Flow Statement, Consolidated	144

Chairman’s Introduction	4

Chief Executive’s Review	10

Climate

- Strategy	29

- Targets	31

- TCFD	28

Communications with Shareholders	75

Company Secretary	75

Compliance and Ethics	74

Contractual Obligations	244

Corporate Governance Practices	240

Corporate Governance Report	60

Cost Analysis (note 4)	160

Credit Ratings	190

CREST and Migration to Euroclear Bank	249

D

Debt, Analysis of Net (note 21)	185

Deferred Income Tax

- expense (note 10)	150, 168

- assets and liabilities (note 27)	150, 197

Depreciation

- cost analysis (note 4)	160

- property, plant and equipment (note 13)	146, 150, 172

- segment analysis (note 2)	157

Derivative Financial Instruments (note 25)	152, 194

Directors’ Emoluments and Interests (note 32)	210

Directors’ Interests in Share Capital	108

Directors’ Remuneration Report	80

Directors’ Report	110

Directors’ Share Options	102

Discontinued Operations (note 3)	149, 159

Dividend Payments (Shareholder Information)	110, 250

Dividend per Share	1

Dividends (note 11)	170

E

Earnings per Ordinary Share (note 12)	171

Employees, Average Number (note 7)	163

Employment Costs (note 7)	163

Environment	23, 242

Equity Accounted Investments’ Profit, Share of	157

ESG Ratings	20

Europe Materials	46

Exchange Rates	154

Exhibits	268

F

Finance Costs and Finance Income (note 9)	167

Finance Director’s Review	38

Financial Assets (note 15)	177

Financial Calendar	257

Financial Statements, Consolidated	140

Foreign Currency Translation	121, 240

Frequently Asked Questions	257

G

Global Business	2

Going Concern	112

Governance	54

Greenhouse Gas Emissions	18

Guarantees (note 24)	193

H

Health and Safety	18

2021 Annual Report and Form 20-F	271

I

Inclusion and Diversity	18, 77

Income Statement, Consolidated	140

Income Tax Expense (note 10)	168

Intangible Assets (note 14)	151, 174

Inventories (note 16)	152, 177

Investor Relations Activities	75

K

Key Components of 2021 Performance	39

Key Financial Data	218

KPIs, Financial	19

KPIs, Non-Financial	18

L

Leases (note 20)	151, 182

Listing Rule 9.8.4C	111

Loans and Borrowings, Interest-Bearing (note 24)	152, 193

M

Measuring Performance	18

Memorandum and Articles of Association	75, 255

N

Nomination & Corporate Governance Committee	70

Non-controlling Interests (note 31)	209

Non-GAAP Performance Measures	219

Notes on Consolidated Financial Statements	155

O

Operating Costs (note 4)	160

P

Pensions, Retirement Benefit Obligations (note 28)	146, 198

People	116, 232

Principal Equity Accounted Investments	264

Principal Subsidiary Undertakings	260

Profit on Disposals (note 6)	162

Property, Plant and Equipment (note 13)	146, 150, 172

Property, Plants and Equipment	225

Provisions for Liabilities (note 26)	147, 196

Proxy Voting, Electronic	257

R

Registrars	257

Regulatory Information	111

Related Party Transactions (note 32)	210

Remuneration Committee	98

Reserves, Mineral	226

Resources, Mineral	226

Retirement Benefit Obligations (note 28)	146, 198

Return on Net Assets (RONA)	19, 220, 222

Revenue (note 1)	148, 155

Risk Governance	33

Risk Management and Internal Control	112, 240

Risk Factors	232

S

Safety	22

Safety, Environment & Social Responsibility Committee	20, 76, 242

Sector Exposure and End-Use

- Americas Materials	43

- Europe Materials	47

- Building Products	51

Segment Information (note 2)	149, 157

Senior Independent Director	57

Share-based Payments (note 8)	149, 164

Share Capital and Reserves (note 29)	153, 203

Share Options

- Directors	102

- Employees (note 8)	164

Share Premium	205, 215

Share Price Data	248

Shareholder Communication	75

Shareholdings as at 31 December 2021	74, 248

Solutions	13

Statement of Changes in Equity, Consolidated	143

Statement of Comprehensive Income, Consolidated	141

Stock Exchange Listings	74, 248

Strategy	14

Substantial Holdings	74

Sustainability	20

T

Task Force on Climate-related Financial Disclosures (TCFD)	28

Total Shareholder Return (TSR)	11, 19, 221

Trade and Other Payables (note 18)	180

Trade and Other Receivables (note 17)	152, 178

V

Volumes, Annualised

- Americas Materials	43

- Europe Materials	47

W

Website	74, 257

Working Capital and Provisions for Liabilities, Movement in (note 19)	181

272

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

CRH public limited company

(Registrant)

/s/ J. Mintern
By:

Jim Mintern
Group Finance Director
Dated: 11 March 2022

CRH plc

Stonemason’s Way
Rathfarnham
Dublin 16
D16 KH51
Ireland

Telephone: +353 1 404 1000
E-mail:
mail@crh.com

Website: www.crh.com

Registered Office

42 Fitzwilliam Square
Dublin 2
D02 R279
Ireland

Telephone: +353 1 634 4340
E-mail:
crh42@crh.com

CRH
®
is a registered trade mark
of CRH plc.

Cover image:
Oldcastle Infrastructure, part of CRH’s Building Product’s Division installed a new proprietary stormwater management solution MaxCapture
™
in Chandler, Arizona, United States. Due to the dry climate, when it rains stormwater runoff cannot infiltrate back into the soil and recharge the aquafers, resulting in surface flooding and a depleted water supply. MaxCapture is a customizable, modular system which integrates two existing Oldcastle Infrastructure systems, StormCapture
®
and MaxWell
®
to detain and infiltrate large volumes of stormwater runoff, maximising effectiveness while reducing both the overall footprint and installation cost of the solution.